Form 20-F
period 2023-12-31
EDENOR
filed 2024-04-24
CIK 1395213

As filed with the Securities and Exchange Commission on April 24, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023 Commission File Number: 001-33422

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.)
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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

In this annual report, except as otherwise specified, references to “we”, “us”, “our” and the “Company” are references to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), or “Edenor”. For more information, see “Item 4—Information on the Company—History and Development of the Company.”

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward-looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	the treatment of tariff updates according to the Tariff Review Process (“RT”), or the former Integral Tariff Revision process (Revisión Tarifaria Integral or “RTI”);
•	uncertainties related to current or future Government interventions, proposed legislation or legal actions;
•	general political, economic, social, demographic and business conditions in the Republic of Argentina, (“Argentina”) and, particularly, in the geographic market we serve;
•	the impact of a new tariff segmentation applicable to our users;
•	the evolution of energy losses and the impact of fines and penalties and uncollectible debt;
•	the impact of regulatory reform and changes in the regulatory environment in which we operate;
•	electricity shortages;
•	the high temperatures and extreme climate registered over the last years which affects the provision of transport and distribution energy services;
•	potential disruption or interruption of our service;
•	the revocation or amendment of our concession by the granting authority;
•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms;
•	high depreciation of the Peso;
•	the impact of high rates of inflation on our costs;
•	the role of the Federal Government in the RT and the recognition of the Company’s regulatory credits;
•	Argentina’s renegotiation with the International Monetary Fund (“IMF”); and
•	additional matters identified in “Risk factors”.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we file this annual report because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this annual report.

PRESENTATION OF FINANCIAL INFORMATION

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina. Unless otherwise stated, references to the financial results of “Edenor” are to the consolidated financial results of Edenor. We hold a concession to distribute electricity on an exclusive basis in the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometres and a population of approximately 9 million people.

Our financial statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, and the notes thereto (the “Financial Statements”) are set forth on pages F-1 through F-67 of this annual report.

The Financial Statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), have been approved by resolution of the Board of Directors’ meeting held on March 8, 2024 and have been audited by an independent registered public accounting firm.

Argentina has been considered a high-inflation economy for accounting purposes according to the IAS 29 “Financial reporting in hyperinflationary economies” since July 1, 2018. Therefore, the financial information included in this annual report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2023 (“current currency”). See “Item 3. Key Information— Risk Factors—The Peso currently qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition”, “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations” and Note 3 to our Financial Statements.

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

EXCHANGE RATES

In 2023, the Argentine Peso continued to depreciate against major foreign currencies, particularly against the U.S. dollar. According to the exchange rate information published by the Banco de la Nación Argentina (“Banco Nación”), the Argentine Peso depreciated by 356.3% against the U.S. dollar during the year ended December 31, 2023 (compared to 72.5%, 22.1% and 40.5% in the years ended December 31, 2022, 2021 and 2020, respectively).

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

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2023, the selling exchange rate reported by the Banco Nación, as of December 31, 2023, which was Ps.808.45 to U.S.$1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On April 22, 2024, the exchange rate was Ps. 872.00, to U.S.$1.00. As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates.

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2019	36.90	60.40	47.82	(1)	59.89
2020	59.82	84.15	70.87	(1)	84.15
2021	84.15	105.20	95.13	(1)	102.72
2022	102.72	177.16	131.08	(1)	177.16
2023	808.45	177.16	280.92	(1)	808.45

Month
November-23	349.95	360.50	353.64	(2)	360.50
December-23	361.10	808.45	645.59	(2)	808.45
January-24	808.45	826.40	817.88	(2)	826.40
February-24	826.90	842.20	834.15	(2)	842.20
March-24	842.50	858.00	850.76	(2)	858.00

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

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” of this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

•	A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations.
•	The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition.
•	Economic and political developments in Argentina, and future policies of the Argentine Government may affect the economy as well as the operations of the energy distribution industry, including Edenor.

•	If high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected.
•	The Peso currently qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition.
•	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.
•	Fluctuations in the value of the Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations.
•	Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations.
•	Argentine public expenditures may adversely affect the Argentine economy.
•	The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties facing Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth and, therefore, on our results of operations and financial condition.
•	The application of certain laws and regulations could adversely affect our results of operations and financial condition.
•	The Argentine economy and finance may be adversely affected as a consequence of a decrease in the international prices of commodities that Argentina exports.
•	Any downgrade in the credit rating or rating outlook of Argentina could adversely affect the rating and the market price of our ADS, our Class B common shares and our corporate debt, affecting also our liquidity.

Risks Relating to the Electricity Distribution Sector

•	The Argentine Government has intervened in the electricity sector in the past and may continue to intervene.
•	There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy.
•	Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues.
•	Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies.
•	If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions.

Risks Relating to Our Business

•	We operate our business pursuant to our Concession Agreement granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business.
•	Downgrades in our credit ratings could have negative effects on our funding costs and business operations.
•	Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our contractual commitments and thus adversely affect our business and financial performance.
•	Our operations could cause environmental risks and any change in environmental laws, climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.
•	Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.
•	Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, have affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations.
•	Our distribution tariffs may be subject to challenges by Argentine consumer and other groups.
•	We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations.
•	The increase in the illegal neighborhoods within our Concession area may affect the Company’s ability to distribute energy to its customers, as well as produce an increase in public safety risks.
•	If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected.
•	Under the Concession Agreement, the Argentine Government could foreclose on its pledge over our Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition.
•	Default by the Argentine Government could lead to termination of our concession, and have a material adverse effect on our business and financial condition.
•	The expiration of the management period could result in the sale of the Company’s controlling interest.
•	We may be unable to import certain equipment to meet growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on our operations and financial position.
•	We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business.
•	We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and on our results of operations.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina. Any violation thereunder could have a material adverse effect on our reputation and the results of our operation.

•	We are involved in various legal proceedings which could result in unfavorable decisions for us, which could in turn have a material adverse effect on our financial position and results of operations.
•	In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations.
•	We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition.
•	A substantial number of our assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by our shareholders may be substantially limited.
•	The exclusivity of electricity distribution in our service area may be adversely affected by technological or other changes in the energy distribution industry, which could have a material adverse effect on our business.
•	We may not be able to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.
•	We may not have the ability to collect the amounts corresponding to the discounts of the Social Rate, the ceilings of the Social Rate and the bonuses for neighbourhood clubs, that must be financed by the Province of Buenos Aires and the Autonomous City of Buenos Aires.
•	All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events.
•	We may not have the ability to raise the funds necessary to finance a change of control offering as required by our Senior Notes.
•	The New York Stock Exchange and/or ByMA may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation.
•	Cybersecurity events, such as interruptions or failures in our information technology systems as well as cyber-attacks, could adversely affect our business, financial condition, results of operations and cash flows.

Risks relating to our ADSs and Class B common shares

•	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs.
•	Our shareholders’ ability to receive cash dividends may be limited.
•	Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings.
•	Our shareholders may be subject to liability for certain votes of their securities.
•	A potential nationalization or expropriation of 51% of our capital stock, represented by Class A shares, may limit the ability of Class B shares to participate in the Board of Directors.
•	If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our securities may be adversely impacted.
•	Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs.

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and users are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, a slowdown in economic growth or economic recession could lead to a decreased demand for electricity in our concession area or a decline in the purchasing power of our users, which, in turn, could lead to a decrease in collection rates from our users or increased energy losses due to illegal use of our service. Several factors have impacted the Argentine economy in the recent past, and may continue to impact it in the future, including among others, inflation rates, exchange rates, commodity prices, public debt, availability of IMF assistance, amendments to the tax regime and policies on trade and fiscal balances.

Our activity is highly regulated and subject to uncertainties due to politic and economic factors, changes in legislation, termination and modification of contractual rights, control of prices and currency fluctuations, among others.

We cannot assure that the Argentine Government will not adopt policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our Senior Notes, ADSs and Class B common shares to decline.

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

Global economic and financial crises negatively affect emerging economies like Argentina’s. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regimes could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect Argentina’s fiscal results and generate uncertainties that might affect the economy’s growth levels.

In recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. While the vast majority of economies recovered during 2021 and 2022 after the global COVID-19 pandemic, if such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations of trade disputes that may arise between Argentina and Brazil, or in case either country decided to exit the Mercosur.

In addition, the global macroeconomic environment faces various challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies in 2020 and 2021, including the United States and China. There have been concerns about unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Israel, Iran, Ukraine, Syria and North Korea. There have also been concerns regarding the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the possibility of a trade war between the United States and China. In addition, the United Kingdom exited the European Union (“Brexit”) on January 31, 2020. The medium and long term implications of Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets.

In February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are unpredictable, the conflict in Ukraine, Russia’s prior annexation of Crimea, the recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the United States, the European Union and other countries against Russia. Russia’s military incursion and the market volatility that followed have adversely affected and may continue to affect the global economy and financial markets and thus could affect our business, financial condition or results of operations. The extent and duration of the military action, sanctions and resulting market disruptions are difficult to predict, but could be substantial. Any such disruption caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this annual report and may result in compliance and operational challenges for the Company. Trade restrictions imposed on Russia have led to increasing oil process, fluctuation in commodities markets and foreign currency exchange volatility. Further escalation of such armed conflict could lead to supply disruptions and higher energy costs, among others, which could adversely affect our results of operations.

In addition, in October 2023, conflict broke out between Israel and Hamas in the Gaza Strip. The Palestinian movement Hamas, which has controlled the Gaza Strip for more than 15 years, infiltrated across the militarized border with Israel. The Hamas attacks prompted an immediate response from Israel, which declared a state of war and launched “Operation Iron Sword”. The Israeli army mobilized to reinforce the borders, encircle the Gaza Strip and search for Hamas terrorists left behind in Israeli territory. As of the date of this annual report, the conflict continues, and it is not possible to anticipate what the consequences will be should it escalate beyond the borders of the two countries. An escalation of the conflict could cause disruption, volatility and instability in the global markets, and in turn in the Argentine economy and, consequently, on our business, financial condition or results of operations.

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

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions:

•	according to the recent data published by the INDEC in 2024, for the year ended December 31, 2023, Argentina’s real GDP decreased by 1,4% compared to the same period in 2022;
•	inflation remains high (11% in March 2024) and may continue at those levels in the future, while regulated tariffs may lag behind;
•	continued increases in public expenditures have resulted and could continue to result in fiscal deficit and affect economic growth;
•	investment as a percentage of GDP remains low to sustain the growth rate of the past decades;
•	protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy;
•	energy or natural gas supply by generators may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption, mostly at peak demand such as in the winter season;
•	unemployment and informal employment remain high, which could have a bearing on energy theft levels potentially impacting our results and operations; and
•	the Argentine Government’s economic expectations may not be met and the process of restoring the confidence in the Argentine economy may take longer than anticipated.

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

The Peso has been subject to significant depreciation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. Dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or “BCRA”), which has also shown significant fluctuations in recent years. As of December 31, 2023, the international reserves of the BCRA totaled U.S.$23,073 million. According to the exchange rate information published by Banco Nación, the Peso depreciated by 356.3% against the U.S. dollar during the year ended December 31, 2023 (compared to 72.5% and 22.1% in the years ended December 31, 2022, and 2021, respectively).

In 2019, as a result of the economic instability, economic uncertainty, and rising inflation rates, the former Argentine administration and the BCRA adopted a series of measures reinstating foreign exchange controls, which applied with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of goods and services in foreign currencies, payments of imports of goods and services, which has been simplified by the new administration since December 10, 2023.

Nevertheless, there There can be no assurances regarding future modifications to the exchange controls regime. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

The success of these or other measures that the BCRA may implement in the future, is uncertain and any further depreciation of the Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict whether, and to what extent, the value of the Peso may depreciate or appreciate against the U.S. Dollar or other foreign currencies, and how these uncertainties will affect the demand for electricity. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect the demand for services provided by Edenor or our ability to meet our liabilities denominated in currencies other than the Peso, including our Senior Notes Class 1, 2 and 3. Any restrictions on transferring funds abroad imposed by the Government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. Dollars, as well as to comply with any other obligation denominated in foreign currency.

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

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory reformation of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. In addition, Argentine courts have ruled on modifications on rules related to labor matters, requiring companies to assume greater responsibility for costs and risks associated with subcontracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, also as a result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

We cannot assure you that future legal reforms and/or economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause the decrease of the market value of our securities.

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

During the first quarter of 2024, according to data published by INDEC, Consumers Price Index (“CPI”) rates were 11%, 13,2% and 20,6% for March, February and January 2024, while for 2023, 2022, and 2021 were 211.4%, 94.8% and 50.9%, respectively. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate environment affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia, or “CER”), a currency index, that is strongly correlated with inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. The efforts undertaken by the Argentine Government to reduce inflation have not achieved the desired results so far. A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and adversely affect our results of operations and cause the market value of our ADSs and our Class B common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact on our financial condition and own results of operations.

The Peso currently qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition

The Peso currently qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements by applying inflationary adjustments to our financial statements.

Pursuant to IAS 29 “Financial Reporting in Hyperinflationary Economies”, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors “highly inflationary countries”, categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy was hyperinflationary for the purposes of IAS 29. Therefore, Argentine companies using IFRS are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Any further inflation adjustments into our financial statements may have effects on our business, results of operations and financial condition.

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects

Argentina’s history of defaults on its external debt and related litigation may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt through exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders held out from the exchange offers and pursued legal actions against Argentina. In 2016, the Argentine Government settled several agreements with the defaulted bondholders, ending more than 15 years of litigation.

In 2020, the Argentine Government reached an agreement with private creditors to renegotiate certain debt conditions as maturity dates and interest rates applicable for the following years. On April 21, 2020, Argentina invited holders of approximately U.S.$66.5 billion aggregate principal amount of its foreign currency external bonds to exchange such bonds for new bonds. The invitation contemplated the use of collective action clauses included in the terms and conditions of such bonds, whereby the decision by certain majorities would bind holders that did not tender into the exchange offer. On August 31, 2020, Argentina announced that it had obtained the bondholder consents required to exchange and or modify 99.01% of the aggregate principal amount outstanding of all series of eligible bonds invited to participate in the exchange offer. The restructuring settled on September 4, 2020. As a result of the invitation, the average interest rate paid on Argentina’s foreign currency external bonds was lowered to 3.07%, with a maximum rate of 5.0%, compared to an average interest rate of 7.0% and maximum rate of 8.28% prior to the invitation. In addition, the aggregate amount outstanding of Argentina’s foreign currency external bonds was reduced by 1.9% and the average maturity of such bonds was extended.

On June 22, 2021, the Minister of Economy announced that the Argentine Government had obtained a “time bridge” within the framework of the Paris Club negotiations, consequently avoiding default. The understanding provides that the Argentine Government will have until March 31, 2022 to reach a restructuring agreement with the Paris Club members, which was further extended until July 31, 2022. On October 28, 2022, the Minister of Economy announced a new agreement with the Paris Club, which was an addendum to the Paris Club 2014 Settlement Agreement. This new agreement recognized a principal amount of U.S.$1.97 billion, extending the repayment period to thirteen semi-annual installments, starting in December 2022 to be repaid in full by September 2028. As part of the agreement, the interest rate applicable to the first three installments was reduced from 9% to 3.9%, with subsequent gradual increases to 4.5%. The payment profile implies semi-annual payments averaging U.S.$170 million (principal and interest included). After two years, Argentina will have repaid 40% of the principal amount outstanding.

On January 28, 2022, the IMF and the Argentine authorities reached an understanding on key policies as part of their ongoing discussions on an IMF-supported program for the refinancing of U.S.$44.1 billion debt which was set to mature in 2022 and 2023. On March 4, 2022, the Argentine Government reached a staff-level agreement with the IMF and a bill was sent to the Argentine Congress. On March 11, 2022, the lower house of the Argentine Congress passed and sent to the Senate the bill that supports the agreement between Argentina and the IMF. On March 17, 2022, the Senate approved the agreement “Program of Extended Facilities” between the Argentine Government and the IMF, following the Argentine Congress’ endorsement of the understanding with the IMF, and on March 25, the Program of Extended Facilities was approved by the Executive Board of the IMF.

As a result, the Law No. 27,668 was sanctioned on March 18, 2022, and consequently the Program of Extended Facilities was approved, allowing the IMF to pay out U.S.$44.500 million. This agreement includes an obligation to develop an energetic plan, that focuses on improving energy efficiency, and researching for a cleaner and cheaper way to produce and distribute electricity among other goals to achieve. Furthermore, the law reinforces Argentina’s commitment to create a new subsidy segmentation scheme, concentrated on improving the energy distribution as well as protecting the low- and middle-income users.

In June 2022, the IMF’s staff published the first review of the Program of Extended Facilities, taking into the account the exceptional risk resulting from the war in Ukraine, a resurgence of the pandemic and a slowdown in key emerging economies. The IMF strongly supported the Decree No. 332/2022, which created a new subsidy segmentation scheme, eliminating the subsidies for the top 10 percent of residential consumers with the highest income level.

On September 19, 2022, the second review of the arrangement took place. Although it acknowledged the registered growth of real GDP and the decisive steps taken by the authorities to restore macroeconomic stability, the Staff reiterated the need to significantly reduce subsidies for residential users with greatest payment capacity and commercial users. In addition, the IMF encouraged the Argentine Government to continue reducing subsidies, while improving its performance in the following aspects: database improvement, allowing consumers to self- declare their income and assets and reduce the number of non-registered consumers; linkage of prices to cost, instead of wages; less generous consumption ceilings, together with the introduction of a ceiling for low–income consumers, focusing on energy efficiency; and enhanced targeting, composed of three groups and the chance of reconsideration.

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

In March 2023, the IMF concluded their fourth review. In August 2023, published the fifth and sixth review allowing the IMF to pay out U.S.$ 5,400 million and U.S.$ 7,500 million, respectively. Upon concluding their review, IMF emphasized that the key program target expected for 2023 had not been met due to several deviations in economic policy, requiring further approval of waivers for non-compliance.

Additionally, waivers were approved related to the adoption for temporary measures that led to the intensification of exchange restrictions and multiple exchange rate practices.

Program targets were modified based on ambitious plans adopted by to realign with the IMF Program and restore macroeconomic stability.

Currently, the Program of Extended Facilities has been extended until December 31, 2024 and a recalibration of planned disbursements under the current program was also approved.

We cannot assure that a new agreement with the IMF will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that any renegotiation will have on Argentina’s ability to access the international capital markets (and indirectly on our ability to access those markets), on the Argentine economy and on our economic and financial situation or ability to extend the maturity dates of our debt obligations nor modify other conditions all of which could affect our results and operations or businesses.

Fluctuations in the value of the Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations

The Peso suffered important fluctuations during the last years. We are unable to predict the future value of the Peso against the U.S. Dollar. If the Peso devaluates further, any negative effects on the Argentine economy could have adverse consequences on our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars.

Fluctuations in the value of the Peso may adversely affect the Argentine economy, our financial condition and results of operations. The Peso has been subject to significant depreciation against the U.S. dollar in the past and may be subject to further fluctuation in the future. A depreciation of the Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Peso amount of our trade liabilities and financial debt denominated in foreign currencies. The depreciation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry and adversely affect the Argentine Government’s and our ability to honor its foreign debt obligations.

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Argentine Government intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls, among others.

Even though the current administration has announced that it plans to lift exchange controls in the near future, new exchange controls could be introduced in the future which, along with any other then existing transfer restrictions, could in turn, affect our ability to access the international capital markets. Such restrictions and measures may generate political and social tensions and deteriorate the Argentine Government´s public finances, as has occurred in the past, generating an adverse effect on economic activity and, in consequence, adversely affect our business and the result of our operations, and cause the market value of our ADSs and our Class B common shares to decline. See “Item 10. Additional Information— Exchange Controls.” Moreover, we cannot predict the measures that may be adopted by the current or any future government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments, restrictions to transfers to other countries or to capitals movement, or exclude that an important fluctuation of the Peso may have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our ADSs and our Class B common shares to decline.

Argentine public expenditure may affect the Argentine economy

Public expenditure increased throughout the last decade in Argentina. The Argentine Government adopted several measures to finance its public expenditure.

The new administration has announced the goal to reduce public spending, including energy and transportation subsidies, and a significant reduction in the transfer of federal funds to the provinces. However, high public expenditure levels could continue or reoccur in the future.

As of the date of this annual report, we cannot predict how the measures that the Argentine Government has applied and may continue to apply will impact the Argentine economy, and, in turn, our business, our financial condition and the results of our operations.

The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties facing Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth and, therefore, on our results of operations and financial condition

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future. Argentina can also be adversely affected by negative economic or financial events that take place in other countries, subsequently affecting our operations and financial condition, including our ability to repay our debt at maturity.

Argentina’s economy is vulnerable to external shocks. For example, economic slowdowns, especially in Argentina’s major trading partners such as Brazil, have led to declines in Argentine exports in the past. Specifically, fluctuations in the price of commodities sold by Argentina and a significant fluctuation of the Peso against the U.S. dollar could harm Argentina’s competitiveness and affect its exports. In addition, international investors’ reactions to events occurring in one market may result in a “contagion” effect which could lead to an entire region or class of investment being disfavored by international investors. Additionally, financial and securities markets in Argentina are also influenced by economic and market conditions in other markets worldwide.

The situation of the U.S. economy and the economic measures taken by the federal administration could adversely affect the economy of developing countries, including Argentina. The U.S. economy has recently registered its highest inflation rates over the last decades, although inflation appears to be falling faster in the United States than in other economies. We cannot predict the decisions and policies that the U.S. administration will adopt in the future, which could generate uncertainty in the international markets and could have a negative effect on developing economies, such as Argentina.

In July 2019, the Southern Common Market (“MERCOSUR”) signed a strategic partnership agreement with the European Union (the “EU”), subject to the approval of the corresponding legislatures of each member country. Such approval is pending as of the date of this annual report, as some member countries are demanding amendments to the agreement (for example, the French government has demanded the inclusion of guarantees regarding the protection of the Amazon, compliance with European agri-food and phytosanitary standards and the fight against climate change). The objective of this agreement is to promote investment, regional integration, increase the competitiveness of the economy and achieve an increase in GDP. However, in January 2024 a European Commission spokesman reported that conditions are not in place to conclude the negotiations. The effect that this agreement could have on the Argentine economy and on the policies implemented by the Argentine Government is uncertain. Regarding other free trade agreement negotiations, the current Argentine Government announced its intention to engage in talks with other groups of countries, including the European Free Trade Area (EFTA), made up of Switzerland, Norway, Iceland and Liechtenstein.

Moreover, the challenges faced by the EU in stabilizing some of its member economies have had and may continue to have international implications affecting the stability of global financial markets, which has hampered economies around the world.

In sum, international investors’ perceptions of events occurring in one market may generate a “contagion” effect by which an entire region or class of investment is disfavored by international investors. Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have material adverse effects on the Argentine economy and, indirectly, on our business, financial condition and results of operations, and the market value of our ADSs and Class B common shares.

The application of certain laws and regulations could adversely affect our results of operations and financial condition

The Company’s operations and business could be affected by the adoption of restrictions on the import of products.

As of the date of this annual report, Edenor cannot guarantee that in the future, measures limiting or restricting the import of products will not be adopted which may have an impact on the goods used by the Company as inputs, causing the Company an adverse effect on its net worth, economic, financial or other situation, its results of operations, business operations and/or its ability to comply with its obligations in general.

On August 7, 2014, Law No. 26,944 on State Responsibility was enacted to regulate the liability of the Argentine Government and public officers, including state liability for unlawful and lawful actions. In particular, it states that the Argentine Government shall not be liable for the damages caused by public services concessionaires.

On September 18, 2014, the Argentine Congress enacted Law No. 26,991 amending Law No. 20,680 (the “Supply Law”), which became effective on September 28, 2014, to increase control over the supply of goods and provision of services. The Supply Law includes the ability of the Argentine Government to regulate consumer rights under Article 42 of the Constitution and permits the creation of an authority to maintain the prices of goods and services (the “Observer of Prices of Goods and Services”). The Observer of Prices of Goods and Services was created by Law No. 26,992.

However, by means of Executive Order No. 70/23 (the “DNU”), the new administration abrogated the Supply Law and Law No. 26,992. Additionally, the DNU included several measures to reduce the size of the public administration and public spending at the federal level, and to deregulate the economy. The DNU, which become effective on December 29, 2023, declared an economic, social security, tariff, health and social emergency until December 31, 2025 and promoted the deregulation of trade, services and industry throughout the national territory.

Most notably, the DNU amended the following bodies of law: Law No. 18,425 (Gondola Law), Law No. 27,221 (Real Estate Leasing Law), Law No. 20,680 (Supply Law), Law No. 27,437 (Buying Law (with the exception of criminal offences)), Law No. 20,705 (State-Owned Companies Law) and Law 13,653 (Regime for the Operation of State-owned Companies).

In energy matters, Decrees Nos. 1060/00 (Hydrocarbon Supply Contracts), 1491/2002 (electricity export contracts), 634/2003 (Extensions of High-voltage Electricity Transmission and Trunk Distribution) and 311/2006 (Refundable Loans from the National Treasury to the Unified Fund) were repealed, as well as Law No. 25822 (Federal Electricity Transmission Plan). In relation to the existing Regime for the Promotion of distributed generation of renewable energy integrated to the electricity grid, the trust fund for the development of distributed generation, the promotional benefits and the regime for the promotion of the national industry were also repealed.

On December 16, 2023, by means of Decree No. 55/2023, the government declared an emergency in the energy sector and instructed the Secretariat of Energy to implement a course of actions in relation to each segment of electricity generation, transmission and distribution. It also determined the start of a comprehensive tariff review to be implemented before December 31, 2024, and provided for the continuity of ENRE's intervention. Likewise, the proposed Omnibus Act also includes the unification of the gas and electricity governmental bodies which would continue the agency’s intervention. The Omnibus Act proposes to liberalize in the electricity market, unify the control bodies and to establish legal framework for the development of infrastructure by the private sector in the areas of hydrocarbons and energy transport.

Regarding the unification of the bodies that regulate the sector, the Omnibus Act creates the National Regulatory Body for Gas and Electricity, which, once established, would replace and assume the functions of the ENRE and ENARGAS.

The Secretariat of Energy was also empowered to redetermine the structure of subsidies in force in order to ensure end users’ access to basic and essential provision of: (i) electricity under Laws Nos. 15.336 and 24.065, as supplemented, amended and regulated eligibility; and (ii) natural gas under Laws Nos. 17.319 and 24.076, as supplemented, amended and regulated. Eligibility for this benefit shall mainly consider a percentage of the income of the cohabiting group, individually or jointly for electricity and natural gas, to be established by the regulation. For the purpose of calculating the cost of basic consumption, the tariffs in force at each supply point shall be considered.

The Secretariat of Energy shall define the specific mechanisms for the allocation and effective collection of subsidies by users.

In addition to the review by Congress, the DNU may also be subject to judicial review as to its constitutionality, in cases arising from its enforcement or application. Some courts have already suspended the application of certain sections. It is not possible to predict whether the DNU will remain in force after its review by Congress, nor whether the new administration will issue new decrees that could affect our business.

Moreover, on December 27, 2023, the new administration sent to the Congress a bill entitled “Bases and Starting Points for the Freedom of Argentines” (the “Omnibus Act”). Such proposed Omnibus Act was amended and a new draft was sent to the Congress on April 9, 2024. The Omnibus Act declares a public emergency in economic, financial, fiscal, social security, defense, tariff, energy, health and social matters and delegates a series of legislative powers to the Argentine executive branch for the duration of the emergency. The Omnibus Act also includes a series of legal, institutional, tax and criminal law reforms affecting various sectors of the economy, which aim to promote economic freedom, the protection of property rights, production and development, together with the promotion of free play between supply and demand as a way of organizing the economy.

As of the date of this annual report, the Omnibus Act has not been passed by Congress. It is difficult to predict the final outcome of this bill, as well as the impact that other reform proposals may have on the Argentine economy, our business, financial condition and results of operations.

The implementation of the aforementioned laws and regulations has modified or could modify, as applicable, Argentina’s legal system. Future changes in applicable laws and regulations (including as a result of a change in government administration), administrative or judicial proceedings, including potential future claims by us against the Argentine Government, cannot be predicted and we cannot assure you that such changes will not adversely affect our business, financial condition and results of operations.

The Argentine economy and finance may be adversely affected as a consequence of a decrease in the international prices of commodities that Argentina exports

The global commodities market is characterized by its volatility. Commodities exports have contributed significantly to the Argentine Government’s revenues. Accordingly, the Argentine economy has remained relatively dependent on the price of its exports (mainly soy).

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect on the agriculture, and therefore on the Argentine Government’s revenues and its capacity to comply with the payments on its public debt, eventually generating recessive or inflationary pressures, and in turn affecting our business, financial situation and the results of our operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 98 of 180 in the Transparency International’s 2023 Corruption Perceptions Index.

In the past, various investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as Los Cuadernos de las Coimas (the “Notebooks Investigation”) have negatively impacted the Argentine economy and political environment.

Recognizing that the failure to address these issues could increase the risk of political instability, distort decision-making processes and adversely affect Argentina’s international reputation and ability to attract foreign investment, the Argentine Government announced several measures aimed at strengthening Argentina’s institutions and reducing corruption. These measures have included the reduction of criminal sentences in exchange for cooperation with the government in corruption investigations, increased access to public information, the seizing of assets from corrupt officials, increasing the powers of the Anticorruption Office (Oficina Anticorrupción), submitting a bill for the issuance of a new public ethic law, among others. The Argentine Government’s ability to implement any of these initiatives is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties.

We cannot estimate the impact that current or future anti-corruption initiatives and investigations may have on the Argentine economy. Similarly, it is not possible to predict the duration or how far-reaching the effects of any investigation might be, particularly in the energy sector, or if there will be any future investigation in this or other industry. In turn, the decrease in investor confidence resulting from any of these, among other issues, could have a significant adverse effect on the growth of the Argentine economy, which could, in turn, harm our business, our financial condition and operational results and affect the trading price of our Class B common shares and ADSs.

Any downgrade in the credit rating or rating outlook of Argentina could adversely affect the rating and the market price of our ADS, our Class B common shares and our corporate debt, affecting also our liquidity

On June 24, 2021, Morgan Stanley Capital International (“MSCI”) announced the reclassification of Argentina to the standalone or independent category with effect as of November 2021, thus being excluded from the MSCI indexes. In June 2019, Argentina had entered the emerging market category. According to MSCI, the main reason for this downgrade lied in the reinstatement of exchange controls, which have been in force since September 2019.

There can be no assurance that Argentina’s credit rating or rating outlook will not be downgraded further in the future, which could have an adverse effect both on the rating and the market price of our ADS, our Class B common shares and our Senior Notes, affecting our own liquidity.

Risks Relating to the Electricity Distribution Sector

The Argentine Government has intervened in the electricity sector in the past, and may continue to intervene

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

On December 17, 2015, the Argentine Government issued Decree No. 134/15 declaring the emergency of the national electricity sector which was in effect until December 31, 2017. On February 1, 2017, an RTI process was completed and a new tariff scheme for the following five-year period was enacted. However, on December 21, 2019, the Argentine Congress adopted the Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency, as amended and supplemented (the “Productive Reactivation Law”), which declared a public emergency in tariffs and energy matters until December 31, 2020, and delegated to the Federal Executive Power certain powers normally reserved to Congress or otherwise not within the purview of the Argentine Executive Power (including the ability to make determinations in the renegotiation of public tariffs). Additionally, on December 16, 2020, the Executive Branch issued Decree No. 1020/20 which extended the freeze on electricity rates prescribed by the Productive Reactivation Law or until the new transitional electricity rate schedules come into effect.

On December 16, 2023, by means of Decree No. 55/2023, the government declared an emergency in the energy sector and instructed the Secretariat of Energy to implement a course of actions in relation to each segment of electricity generation, transmission and distribution. It also determined the start of a comprehensive tariff review to be implemented before December 31, 2024, and provided for the continuity of ENRE’s intervention. Likewise, the proposed Omnibus Act also includes the unification of the gas and electricity governmental bodies which would continue the agency’s intervention.

The Secretariat of Energy of the Ministry of Economy is empowered to redetermine the structure of subsidies in force in order to ensure end users access to basic and essential consumption of: (i) electricity under Laws Nos. 15.336 and 24.065, as supplemented, amended and regulated; and (ii) natural gas under Laws Nos. 17.319 and 24.076, as supplemented, amended and regulated, respectively. This benefit shall mainly consider a percentage of the income of the cohabiting group, individually or jointly for electricity and natural gas, to be established by the regulations. For the purpose of calculating the cost of basic consumption, the tariffs in force at each supply point shall be considered.

The aforementioned Secretariat of Energy shall be empowered to define the specific mechanisms for the allocation and effective collection of subsidies by users, determining the roles and tasks to be performed in a mandatory manner by the different public actors, concessionary companies, and other actors or agents that make up the systems of the public service in question, in their capacity as primary responsible parties.

In addition, within the framework of the emergency in the National Electricity Sector established by Decree No. 55/2023, the SE has been instructed to prepare, put into effect and implement a program of necessary and indispensable actions in relation to the segments included in the aforementioned emergency, in order to establish price sanction mechanisms under competitive and free access conditions, maintain income levels in real terms and cover investment needs, so as to guarantee the continuous provision of public electricity and natural gas transmission and distribution services under appropriate technical and economic conditions for providers and users of all categories. However, we cannot assure whether the implementation of the program would regularize the operating deficit of the WEM’s power and energy compensation funds and accounts. See “Item 4—Information on the Company—The Argentine Electricity Industry—The Wholesale Electricity Market (WEM)—Operation of the WEM”.

On February 16, 2024 ENRE issued Resolution No. 102/2024 notifying the new tariff table and the values per category of the of own distribution costs (“CPD”, also referred as value added for distribution (“VAD”). Low-income consumers (categorized as N2) will see an increase of around 70%. Meanwhile, middle-income consumers (known as N3) will see an increase of around 65%, although for the last universe if they exceed 600 KW/h the jump will be in the area of 130%. Lastly, high income consumers (N1) will see an increase of around 150%.

Since the new RT should become effective prior to December 31, 2024, Edenor is preparing all the necessary information and documentation to support the request of additional increases. Nevertheless, the Company has still not been able to resolve the income deficit or recover its credits against the Federal Government resulting from the freeze on electricity rates and, thus, if the RT does not contemplate such Edenor’s regulatory credits, our ability to cover any further increase of our costs could be affected and may have a direct negative impact on our results of operations.

There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy

As explained in other risk factors in this annual report, following the economic crisis of 2001-2002, the subsequent freeze on electricity rates in Pesos and the significant depreciation of the Argentine Peso against the U.S. dollar, there was a lack of acknowledgement by governmental authorities of the actual increasing cost of our operations. Since the RTI process was completed by 2017, all other transitional adjustment resulted in lower determinations based on a Net Replacement Value (“NVR”) methodology over a slightly lower base capital than the one we had submitted in our proposals.

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

Since 2018, new adjustments to CPD were approved. Lastly, on February 16, 2024 ENRE issued Resolution No. 102/2024 notifying the new tariff table and the values per category of the CPD, As well as automatic mechanism to adjust our tariffs.

A full RT process has yet to be completed. Notwithstanding the measures recently adopted as provisory increase of electricity rates, there is uncertainty as to what measures the Argentine Government may adopt in connection with tariffs, whether tariffs will be updated in connection with the RT which is expected to take place by December 31, 2024, and from time to time to reflect our increase in operating costs, and their impact on demand. Likewise, no assurance can be given that any future reduction in subsidies will not increase our clients’ delinquency rates or a delay in our collections.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

From 2013 through 2023, electricity demand in Argentina increased by 14,5%, which in part reflects the relative low cost, in real terms, of electricity to users due to the freezing of tariffs and therefore the distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions.

In 2023, the Company’s electricity demand amounted to 27,676GWh, which represented a 2% increase compared to 2022, while the WEM demand amounted to 140,883GWh (+1.5% year-on-year). The variation in the Company’s demand was mainly due to temperature, elasticity, price and the level of economic activity.

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

Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies

The recurring economic crises and the resulting emergency measures have had and continue to have a material adverse effect on other energy sectors, including oil and gas companies, which has led to a significant reduction in natural gas supplies to generation companies that use this commodity in their generation activities. In addition, Argentina needs to import energy or gas and their prices have recently risen. In addition, voltage breakdowns have occurred in several occasions during 2023 due to failure in the transportation system, lack of carrier’s investments and lack of contributions by the Federal Government to the stabilization fund which is required to maintain a minimum amount to cover payments to generators and carriers. See “Item 4—Information on the Company—The Argentine Electricity Industry—The Wholesale Electricity Market (WEM)—Stabilization Fund”.

As a result, the supply of energy to our company could be affected and any failures in the transportation system could also jeopardize our distribution network, which, in turn, could prevent us, from experiencing continued growth in our business and could lead to failures to provide electricity to customers. Under Argentine law, distribution companies are responsible to their customers for any disruption in the supply of electricity. As a result, distribution companies may face customer claims and fines and penalties for disruptions caused by energy shortages even when these are attributable to generators and transportation companies unless the relevant Argentine authorities determine that energy shortages constitute force majeure. To date, the Argentine authorities have not been called upon to decide under which conditions energy shortages may constitute force majeure. In the past, however, the Argentine authorities have recognized the existence of force majeure only in limited circumstances, such as internal malfunctions at the customer’s facilities, extraordinary meteorological events (such as major storms) and third-party work in public thoroughfares. We cannot make assurances that we will not experience a lack of energy supply that could adversely affect our business, financial condition and results of operations, as well as our ability to repay our debts.

If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term, could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions

In recent years, the increase in electricity demand was greater than the structural increase in electricity distribution capacities, which led to power shortages and disruptions, in certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. In 2021, 2022, and 2023, the increase in the capacity of our own facilities resulting from the investment process was higher than the increase in demand, and the service quality indicators have continued improving. Regarding the coming years, there is uncertainty about the availability of resources to continue with this process. With respect to generation, depending on the availability of water and fuels, supply could be affected. For these cases, we are exempted from liability against users according to Resolution ENRE No. 63/2017.

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

We cannot assure that we will not experience a lack in the supply of energy or that any claims, fines, penalties or government intervention will not have a materially adverse effect on our financial condition and results of operations and cause the market value of our Senior Notes, ADSs and Class B common shares to decline.

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

Our business is subject to risks arising from natural disasters, catastrophic accidents and terrorist attacks. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our demand and thus adversely affect our business and financial performance

The electric power distribution infrastructure that we rely on, may be damaged by flooding, hurricanes, strong windstorms, fires, earthquakes, extreme weather temperatures, heat waves and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by insurance policies. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations, could have a material adverse effect on our business, financial condition and our result of operations.

During the month of March 2023, there were several factors that affected our activity: (i) a “heat wave” with temperatures above 38.9°C; (ii) an energy demand of 29,105MW (an increase of 40% nationally and 60% in our Concession, compared to the same period in 2022); and (iii) a large fire that affected the high voltage electrical transmission system, causing an extraordinary interruption and loss of generation (7,000MW) and demand (11,000MW), disconnecting Córdoba, Santa Fe, La Rioja, Tucumán, La Pampa, Río Negro, Neuquén, Mendoza, San Juan and the metropolitan area of Greater Buenos Aires. As part of our duties under the Concession Agreement, we implemented an emergency plan which had an impact on our operative costs.

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

Our operations could cause environmental risks and any change in environmental laws, climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs

In December 1993, Argentina approved the United Nations Framework Convention on Climate Change (“UNFCCC”) through Law No. 24,295. The UNFCCC, which entered into force on March 21, 1994, deals with the stabilization of the GHGs concentrations in the atmosphere at a level that would prevent dangerous anthropogenic interference with the climate system.

On June 20, 2001, Argentina approved the Kyoto Protocol to the UNFCCC (“Protocol”), which entered into force on February 16, 2005. This Protocol deals with the reduction of certain Greenhouse Gases (“GHGs”) (carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride) in the atmosphere.

On April 29, 2015, Argentina approved the Doha Amendment through Law No. 27,137, which entered into force in 2015.

Later, the 2015 United Nations Climate Change Conference adopted by consensus the Paris Agreement, which is known to be the successor of the Protocol. The agreement deals with GHG emission reduction measures, targets to limit global temperature increases and requires countries to review and “represent a progression” in their intended nationally determined contributions. Countries agreed they will aim to achieve the long term goal to limit global warming to well below 2°C above pre-industrial levels, and pursue efforts to further limit the temperature increase to 1.5°C. On October 5, 2016, the threshold for entry into force of the Paris Agreement was achieved. International treaties together with increased public awareness related to climate change may result in increased regulation to reduce or mitigate GHG emissions. Under Federal Law No. 27,270, dated September 1, 2016, Argentina approved the Paris Agreement.

Furthermore, Argentine Law No. 26,190, as amended and complemented by Law No. 27,191 and its implementing decrees, established a legal framework which promotes an increase in the participation of energies from renewable sources in Argentina’s electricity market.

During 2023 the 28th Conference of the Parties (COP 28), also known as the Climate Summit, took place. Under the umbrella of COP28, 198 countries have signed the Dubai Agreement. Said agreement recognizes the need for deep, rapid and sustained reductions in GHG, and states that said gases must be reduced by 43% by 2030 and 60% by 2035, from 2019 levels, and achieve net zero carbon dioxide emissions by 2050. It also sets the 2030 target of tripling global renewable energy capacity and doubling the global average annual rate of improvement in energy efficiency.

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

In addition, we are subject to a broad range of environmental legislation in Argentina. Local, provincial and national authorities in Argentina may implement new environmental laws and regulations and may require us to incur higher costs to comply with new standards. The imposition of more stringent regulatory and permit requirements in relation to our operators in Argentina could significantly increase the costs of our activity.

We cannot predict the general effects of the implementation of any new environmental laws and regulations on our financial condition and results of operations.

Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance

Weather conditions have influenced and in the future may influence the demand for electricity, our ability to provide it and the costs of providing it. In particular, severe weather may adversely affect our results of operations by causing significant demand increases, which we may be unable to meet without a significant increase in operating costs. This could strongly impact the continuity of our services and our quality indicators. For example, the exceptional heat wave that occurred in January 2022 and March 2023 and the thunderstorms occurred in December 2023 affected the continuity of our services, both in the low voltage and medium voltage networks. See “Item 4. Information on the Company—Business Overview—Quality Standards—Edenor Concession”. Furthermore, any such disruptions in the provision of our services could expose us to fines and orders to compensate those users affected by any such power cuts, as has occurred in the past (see “Item 4. Information on the Company—Business Overview—Quality Standards—Fines and Penalties”). Our financial condition, results of operations and cash flows could therefore be negatively affected by increased operating costs, litigation or decreases in revenue relating to changes in weather conditions and severe weather.

Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, have affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations

Since the execution of the agreement entered into between us and the Argentine Government on February 13, 2006, relating to the adjustment and renegotiation of the terms of our Concession Agreement (“Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica” or the “Adjustment Agreement”) and as required by the Argentine Government, we were engaged in an RTI with the ENRE through February 1, 2017.

The Adjustment Agreement contemplated a cost adjustment mechanism for the transitional period during which an RTI process was being conducted. However, no RTI was completed since then.

Furthermore, on December 16, 2023, by means of Decree No. 55/2023, the government determined the start of a comprehensive RT to be implemented before December 31, 2024, and provided for the continuity of ENRE's intervention.

Even we have had a recent provisory increase in our electricity rates, we may not be able to adjust our tariffs to reflect increases in our distribution costs in a timely manner, or at all, which may have a material adverse effect on our results of operations.

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

If those or any future legal challenge were successful and prevented us from implementing any tariff adjustments granted by the Argentine Government, we could face delay or decline in collections from our users, and a decline in our results of operations, which could have a material adverse effect in our financial condition and the market value of our ADSs and Class B common shares.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties imposed by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our Company has increased significantly. As of December 31, 2023, 2022 and 2021, our accrued fines and penalties totaled Ps. 62,880 million Ps.23,032 million, and Ps.25,183 million at nominal values, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Business Overview—Fines and Penalties.”

The increase in the illegal neighborhoods within our Concession area may affect the Company’s ability to distribute energy to its customers, as well as produce an increase in public safety risks.

Within the second and third regions of the greater Buenos Aires metropolitan area, the number of illegal settlements has increased over the years, and the existing ones have grown larger in terms of the number of people living in them as well as in terms of the size and complexity of the constructions built to foster its inhabitants. These phenomena is particularly present in the third ring of the Great Buenos Aires area, where energy theft represents the main cause of the company´s energy lost. Furthermore, such illegal connections to the electricity grid are performed in land over which Edenor has governmental permits to install high and medium voltage networks. The growth of such constructions on such land increases the risk of physical contact with such networks which may cause service interruption and even provoke accidents.

Edenor continuously reports to the community, the governmental authorities, and the ENRE about these cases and also files criminal proceedings in connection therewith. However, Edenor does not have the legal authority to remove such illegal constructions, and Edenor cannot assure that those construction will continue to grow and affect the electric system in general.

If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected

Our concession does not allow us to pass through to our users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 14.87% in 2023, 15.89% in 2022, and 17.6% in 2021. We cannot assure you that our energy losses will not continue to increase in future periods, in particular due to the change of governmental policy on subsidies which may lead to lower margins and could affect our results of operations.

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

•	the fines and penalties incurred in any given year exceed 20% of our gross energy sales, net of taxes, which corresponds to our energy sales;
•	we repeatedly and materially breach the terms of our concession and do not remedy these breaches upon the request of the ENRE;
•	our controlling shareholder creates any lien or encumbrance over our Class A common shares (other than the existing pledge in favor of the Argentine Government);
•	we or our controlling shareholder obstructs the sale of Class A common shares at the end of any management period under our concession;
•	our controlling shareholder fails to obtain the ENRE’s approval in connection with the disposition of our Class A common shares; or
•	our shareholders amend our articles of incorporation or voting rights in a way that modifies the voting rights of the Class A common shares without the ENRE’s approval.

In 2023, our fines and penalties represented 2.7% of our net energy sales. See “Item 4. Information on the Company—Business overview—Edenor Concession—Fines and Penalties.”

If the Argentine Government were to foreclose on its pledge of our Class A common shares, pending the sale of those shares, the Argentine Government would also have the right to exercise the voting rights associated with such shares. In addition, the potential foreclosure by the Argentine Government on its pledge over our Class A common shares could be deemed to constitute a change of control under the terms of our Senior Notes. If the Argentine Government forecloses on the pledge of our Class A common shares, our results of operations and financial condition could be significantly affected and the market value of our Class B common shares and ADSs could also be affected.

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

Our concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests the extension at least 18 months before expiration. The term of the concession is divided into management periods. On February 25, 2021, through Resolution 65, the ENRE established that the first management period will be considered concluded at the end of the term established for the next RT, which has been postponed and is expected to take place by December 2024.

Six months before the end of each management period, the regulatory authority shall call an international public bidding on the Class “A” shares sale representing 51% of the share capital of Edenor, currently held by Empresa de Energía del Cono Sur S.A. (“Edelcos”). However, if Edelcos matches the highest bid or its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The before mentioned price shall be delivered within the term of 30 days once the Grantor Control received it. The first management period commenced on September 1, 1992.

We may be unable to import certain equipment to meet growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on our operations and financial position

Certain exchange controls established by the Argentine Government and future restrictions on imports that may be adopted in the future could limit or delay our ability to purchase capital goods that are necessary for our operations (including carrying out specific projects). Under our concession, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times certain service quality standards that have been established for our concession. If we are not able to purchase significant capital goods to satisfy all of the demand or suffer unexpected delays in the import process, we could face fines and penalties which may, in turn, adversely affect our activity, financial position, results of operations and/or the market value of our ADSs and Class B common shares. For more information on exchange controls, see “Item 10. Additional Information—Exchange Controls”.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2023, we had 4635 employees, of which 79% were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial condition and the market value of our ADSs, Class B common shares could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2023, we had approximately 6,647 third-party employees related to third party´s contracts. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

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

We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina. Any violation thereunder could have a material adverse effect on our reputation and the results of our operation

We are subject to national and international anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations. Likewise, we are subject to certain restrictions and our relationship with certain non-cooperative countries. Edenor has internal processes and an Ethic and Compliance Code that are mandatory for all its personnel and suppliers. However, no assurance can be given that such policies and processes are sufficient to prevent or detect fraud, violation of the law or inappropriate behavior from our employees, directors, officers, shareholders, agents and suppliers.

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

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2023, our physical assets were insured for up to U.S.$1,816 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Business Overview—Insurance.” Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our financial condition and results of operations and the market value of our Class B common shares and ADSs.

We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition

Our revenues are collected in Pesos pursuant to tariffs that are not indexed to the U.S. dollar, while a significant portion of our existing financial indebtedness is denominated in U.S. dollars, which exposes us to the risk of loss from devaluation of the Peso. We currently seek to hedge this risk in part by converting a portion of our excess cash denominated in Pesos into local U.S. dollar-denominated instruments such as local government bonds, but we continue to have substantial exposure to the U.S. dollar. The Argentine Government does not allow companies, including us, to access the market to acquire U.S. dollars to hedge our financial position. If we continue to be unable to effectively hedge all or a significant portion of our currency risk exposure, a devaluation of the Peso may significantly increase our debt service burden, which, in turn, may have a material adverse effect on our financial condition and results of operations, as well as our ability to repay our debts.

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

We may not be able to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier

Pending obligations with the WEM for electrical energy purchases through 2019 have been fully compensated. However, as a result of (i) the enactment of the Productive Reactivation Law (in the framework of the public emergency), (ii) the subsequent instruction to the Company to refrain from applying, as from January 1, 2020, the Electricity Rate Schedules Maintenance Agreement entered into between the Company and the Argentine Government on September 19, 2019 (the “Electricity Rate Schedules Maintenance Agreement”); and (iii) the lack of approval by ENRE of new tariff that are sufficient to cover our actual incremental cost, the Company partially postponed during 2023 payments to CAMMESA.

On December 29, 2022, we reached into an agreement with the Argentine Government to cover our debt with CAMMESA as of August 2002 (the “2022 Agreement”). Under the 2022 Agreement, the Company recognized an accumulated debt as of August 31, 2022, of Ps. 57,159 million and the Argentine Government also recognized a credit in favor of the Company of Ps. 24,174 million, reduced the outstanding debt to Ps.32,985 million, which will be paid in 96 installments; a six-month grace period (ending in August 2023), and accrue interest at a rate equivalent to 50% of the interest rate applicable by the WEM (i.e. as of December 2022, 41.47% on an annual basis). Under the 2022 Agreement, the Company acknowledged and accepted to pay 100% of its commercial debt with CAMMESA since March 2023.

In addition, on July 28, 2023, a debt regularization plan agreement was signed in accordance with Section No. 89 of Law No. 27,701 and Resolution SE No. 56/2023, whereby the Company acknowledged owing the WEM Ps.26,388 million for the period between September 2022 and February 2023, debt that was converted to megawatt hours and which the Company undertook to pay in 96 consecutive monthly installments, which may be paid by offsetting credits for electricity consumption in popular neighborhoods in the Province of Buenos Aires.

As of December 31, 2023 and 2022, we accumulated a past due principal balance with CAMMESA of Ps.197,731 million and Ps.56,479 million, respectively. Likewise, under the 2022 Agreement we have a past due balance of Ps.121,224 million.

We may not have the ability to collect the amounts corresponding to the discounts of the Social Rate, the ceilings of the Social Rate and the bonuses for neighbourhood clubs, that must be financed by the Province of Buenos Aires and the Autonomous City of Buenos Aires

If we are not able to recover the revenue corresponding to the discounts applied pursuant to the Social Rate regime, the ceilings of the Social Rate and the bonuses for neighborhood clubs (or any other similar benefits), and/or if there is a significant lag of time between the time we incur the incremental costs and when we receive the amounts related to these concepts, we may suffer liquidity shortfalls, any of which, individually or in the aggregate, could have a material adverse effect on our business and results of operations.

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events

As of the date of this annual report, our outstanding financial debt includes the following: (i) U.S.$. 27.2 million Senior Notes Class No. 2 due 2024 (the “Senior Notes Class 2”); (ii) U.S.$55.2 million Senior Notes Class No. 1 due 2025 (the “Senior Notes Class 1”), (iii) U.S.$.95,7 million Senior Notes Class No. 3 due 2026 (the “Senior Notes Class 3”); all of which accrue interest at a fixed nominal annual interest rate of 9.75%; and (iv) Ps. 24,398 million Senior Notes Class No. 4 due 2025 which accrue interest at BADLAR (Buenos Aires Interbank Deposit Rate) plus 300 pbs (the “Senior Notes Class 4”) (collectively referred hereto as the “Senior Notes”). Under our Senior Notes, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceeding. If we are not able to comply with certain payment obligations as a result of our current financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding. In addition, all of our outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our ADSs and Class B common shares to decline.

We may not have the ability to raise the funds necessary to finance a change of control offering as required by our Senior Notes

Under the terms of Senior Notes, in the event of a change of control, we must offer to repurchase any and all outstanding Notes at a purchase price equal to 100% of the aggregate principal amount of such Notes, plus accrued and unpaid interest thereon and additional amounts, if any, through the date of purchase. We may not have sufficient funds to make the required repurchases of our Senior Notes in the event of a change of control. If we fail to make the change of control offer, that could constitute an event of default under the terms and conditions of issuance, which in turn could trigger cross-default provisions under the terms of issuance of other debt instruments from time to time outstanding, whereby the results of operations could be adversely affected and the market value of our ADSs and Class B common stock could decline.

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

Cybersecurity events, such as interruptions or failures in our information technology systems as well as cyber-attacks, could adversely affect our business, financial condition, results of operations and cash flows

We depend on the efficient and uninterrupted operation of internet-based data processing communication and information exchange platforms and networks, including administrative and business-related systems (such as Supervisory Control and Data Acquisition (“SCADA”) and DCS Software, Inc. (“DCS”). Cybersecurity risks have generally increased in recent years as a result of the proliferation of new technologies and the increased sophistication and activities of cyber-attacks. Through part of our grid and other initiatives, we have increasingly connected equipment and systems to the internet. Due to the critical nature of our infrastructure and the increased accessibility enabled through connection to the internet, we may face a heightened risk of cybersecurity incidents such as computer break-ins, phishing, identity theft and other disruptions that could negatively affect the security of information stored in and transmitted through our computer systems and network infrastructure. In the event of a failure of any of our information technology systems or a cyber-attack, we could have our business operations disrupted, property damaged, and user information stolen; experience substantial loss of revenues, response costs and other financial loss; and be subject to increased regulation, litigation and damage to our reputation. It should be mentioned that contingency plans in place may not be sufficient to cover liabilities associated with any such events and therefore, applicable insurance coverage may be deemed inadequate, preventing us from receiving full compensation for the losses sustained as a result of such a disruption. Although we intend to continue to implement security technology devices and establish operational procedures (such as, our Disaster Recovery Plan, which aims to respond and recover business’ core applications in the event of serious incidents) to prevent disruption resulting from, and counteract the negative effects of cybersecurity incidents within the next three years, it is possible that not all of our current and future systems are or will be entirely free from vulnerability and these security measures will not be successful.

As of the date of this annual report, we have not identified any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, operations results, or financial condition. However, we cannot eliminate all cybersecurity risks or provide assurances that we have not experienced an undetected cybersecurity incident in the past or that we will not experience one in the future. Any significant disruption to our service or access to our systems could result in revenue loss, legal actions, regulatory penalties, reputational harm, among other consequences. Accordingly, cybersecurity is an important risk for us and a cyber-attack could adversely affect our business, results of operations and financial condition. For more information see “Item 16 K. Cybersecurity”.

Risks relating to our ADSs and Class B common shares

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government has adopted restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Conversion of dividends, distributions, or the proceeds from any sale of shares from Pesos into U.S. dollars, as well as the transfer of those funds abroad is limited. See “Item 10. Additional Information—Exchange Controls”. Future restrictions on foreign exchange market access, other than those already imposed, may affect even more the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. dollars and the remittance of such U.S. dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends. We cannot assure you that the Argentine Government will not take new measures or deepen those already established in the future. The depositary for the ADSs may hold the Pesos it cannot otherwise convert for the account of the ADS holders who have not been paid. Any future adoption by the Argentine Government of constraints on the movement of capital out of Argentina may deepen the restrictions on the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs, and may adversely affect the market value of our Class B common shares and ADSs.

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

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to provide reasonable assurance of achieving the control objectives. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations.. If in the future we identify any material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or, if and when applicable, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our shares and ADSs.

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

We were incorporated on July 21, 1992, under the name Empresa Distribuidora Norte Sociedad Anónima, as part of the privatization of the Argentine state-owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA). The Company’s term of duration is 95 years. In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities approved the public sale of all of our company’s Class A common shares, representing 51% of the capital stock of our company. As of June 30, 2021, Edelcos became the controlling shareholder of Edenor, through the approval by ENRE of the acquisition of 100% of Edenor´s Class A shares.

Please see below our share equity composition as of December 31, 2023:

Shareholders	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos	462,292,111	-	-	51.00%	100.00%
Treasury shares	-	30,852,251	-	3.40%	6.97%
FGS ANSES	-	242,999,553	-	26.81%	54.91%
Floating	-	168,714,526	-	18.61%	38.12%
PPP	-	-	1,596,659	0.18%	100.00%
Total per class	462,292,111	442,566,330	1,596,659	100.00%
Total capital stock			906,455,100

Business Overview

We believe we were the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of users and electricity sold (both in GWh and in Pesos) in 2023. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometres and a population of approximately 9 million people. As of December 31, 2023, Edenor increased its sales by 3.1%, serving approximately 3.3 million users.

The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2013	125,239	24,902	19.9%
2014	126,467	24,860	19.7%
2015	132,110	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,530	25,950	19.6%
2018	133,010	25,906	19.5%
2019	128,946	24,960	19.4%
2020	127,307	25,124	19.7%
2021	133,877	26,373	19.7%
2022	138,775	27,158	19.6%
2023	140,883	27,676	19.6%

Source: CAMMESA

(1)	Demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia wholesale electricity market, or MEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

Edenor Concession

Edenor’s concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests such extension at least 18 months before expiration. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each.

Six months before the end of each management period, the regulatory authority shall launch an international public bidding procedure in respect of the Class “A” shares representing 51% of the share capital of Edenor, currently held by Edelcos. If Edelcos matches the highest bidor its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The beforementioned price shall be delivered within the term of 30 days once the Grantor Control received it. The first management period commenced on September 1, 1992. On February 25, 2021, through Resolution 65, the ENRE established that the first management period will be considered concluded at the end of the term established for the next RT, which has been postponed and is expected to take place by December 2024.

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

There Omnibus Act includes the ability of the government to establish a New Energy Regulatory Framework by December 31, 2025, which would allow generators and other private companies to sell energy requested by users, promoting the sale of energy as a competitive business. However, no assurance can be given that such Omnibus Act can be enacted during 2024 or at all and, if enacted, it is not clear how it would affect the energy price payable by Edenor to the WEM.

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

Our concession requires us to make the necessary investments to establish and maintain the applicable service quality standards to file our investment plan with the ENRE on an annual basis for its review, and to comply with the stringent minimum public safety standards as specified for our concession. We are also required to furnish the ENRE all information requested by it and must obtain the ENRE’s prior consent for the disposition of assets that are assigned to the provision of our electricity distribution services. The ENRE also requires us to compile and submit various types of reports regarding the quality of our service and other technical and commercial data, which we must periodically report to the ENRE.

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

Additionally, through Resolution No. 198/2018, the ENRE established additional penalties of 300 or 600 KWh per user depending on the Feeder Six-Month Track Factor (Factor de Sendero Semestral del Alimentador, or “FSSA”) and the Consumer Six-Month Track Factor (Factor de Sendero Semestral de Usuario, or “FSSU”) as from the fourth six-month period of the RTI Five-Year Period, which commenced in September 2018. The penalties that may eventually be applied must be calculated and reported to the ENRE within 120 calendar days from the end of the six-month control period and deposited in an escrow account. Edenor appealed Resolution No. 198/2018, requesting the declaration of nullity thereof and arguing that the ENRE, with such act, altered the “Quality of Service and Penalties Regime” in force -approved by Resolution ENRE No. 63/2017 and its complements, as sub-annex 4 of the Concession Agreement, resulting from the RTI-, with the subsequent unilateral alteration of the technical, operational, economic and financial agreements agreed in the last contractual renegotiation. The Argentine Supreme Court of Justice will resolve the appeal.

The following table indicates the stipulated levels for the frequency and duration of interruptions per customer (individual indicators) during the first semester of the RTI Five-Year Period:

Category of user	Frequency of interruptions (maximum number of interruptions per six month period)	Duration of interruption (maximum amount of time per interruption) (1)
High voltage	6	4 hours
Medium voltage	8	6 hours
Low voltage: (small and medium demand)	12	20 hours
Large demand	12	12 hours

_______________________

(1)	Interruptions of less than three minutes are not recorded.

The values for the final semester of the RTI Five-Year Period, which were in force for the year 2023, are as follows:

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

The following table sets forth the average of frequency and duration (SAIDI and SAIFI – Global Indicators) of interruptions to our service in the periods indicated, registering historic demand in 2023:

	Year ended December 31,
Per customers	2023	2022	2021	2020
Average frequency of interruptions (times)	3.40	3.60	4.12	4.64
Average duration of interruption (hours)	8.22	8.61	10.67	12.23

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

Product quality

With regard to product quality, the regulations established a quality path for the RTI Five-Year Period (2017-2022), which are still effective as of the date of this annual report. Such regulation set voltage deviation limits for MV and LV supplies at a unified value of 8%, 5% exclusively for HV, and the cost of energy delivered in poor condition at incremental values throughout the path for both voltage levels and disturbances.

The regulations applicable to the last six-month period of the RTI’s five-year period (2017-2021) were maintained for the 2022/2024 transition period, with voltage deviation limits for MV and LV supplies having been set at a unified value of 8%, 5% exclusively for HV, and the cost of energy delivered in poor condition for both voltage levels and disturbances.

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

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2023	2022	2021
Accruals at beginning of year	71,726	78,423	82,838
ENRE Fines and Penalties	72,552	49,530	33,763
Quality of Technical Service	3,654	3,949	5,440
Quality of Technical Product	324	414	262
Quality of Commercial Service	9,670	5,845	3,955
Public Safety	2,600	2,469	2,420
Reporting Violations	2,782	2,308	1,451
Others	418	430	134
Agreement on the Regularization of obligations	53,104	34,115	20,102
Payments of the year	(6,043)	(8,274)	(5,260)
Quality of Technical Service	(1,918)	(1,859)	(2,803)
Quality of Technical Product	(263)	(399)	(121)
Quality of Commercial Service	(2,550)	(2,099)	(480)
Public Safety	(1,106)	(1,258)	(1,669)
Others	(206)	(747)	(187)
Agreement on the Regularization of obligations	-	(1,912)	-
Result from exposure to inflation for the year	(75,355)	(47,952)	(32,919)
Accruals at year-end	62,880	71,726	78,423

Note: The facts or events that generated the amounts charged in each period may have occurred in prior periods and not necessarily in the period in which the charge is made.

Fines and penalties imposed on us by the ENRE amounted to Ps.72,552 million and Ps.49,530 million as of December 31, 2023 and 2022 respectively.

As of December 31, 2023, total accrued fines and penalties amounted to Ps.62,880 million, of which Ps.61,669 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.1,211 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Additionally, pursuant to Note No. 125,248 dated March 29, 2017, the ENRE set the applicable penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from February 1, 2017 for the 2017 – 2023 period established by ENRE Resolution No. 63/17.

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

Additionally, and following the completion of a RTI process, the ENRE issued the currently applicable penalty procedures, including:

•	ENRE Resolution No. 118/18: Regulating the compensation for extraordinary service provision interruptions.
•	ENRE Resolution No. 170/18: Regulating the Penalty System for Deviations from the investment plan, whereby real investments are compared to the annual investment plan submitted by the Company, and the investment plan carried out for the five-year period is assessed against the five-year plan proposed in the RTI.
•	ENRE Resolution No. 198/18: Adopting a new Supplementary Penalty Procedure of Technical Service Quality, which penalizes deviations from quality parameters at feeder level.
•	ENRE Resolution No. 91/18: Establishing that, through the filing of charges, the ENRE informs Edenor about the penalty procedure to be applied for failure to comply with meter-reading and billing time periods.
•	ENRE Resolution No. 5/19: Establishing that, through the filing of charges, the ENRE notifies Edenor about the penalty system to be applied for failure to comply with customer service timing requirements in commercial offices (Intelligent Routing and Customer Service System – Sistema Inteligente de Direccionamiento y Atención de Usuarios (SIDyAA)).
•	ENRE Resolution No. 42/2020: Approving the new plan for crediting and distributing the penalties payable to all of active users and the methodology for crediting the penalties payable to Edenor’s non-active users, as well as the manner in which distribution companies must produce certain information and submit it to the ENRE.
•	ENRE Resolution No. 15/2021: Approving a new methodology for crediting and distributing the penalties payable to all active users and the methodology for crediting penalties to the Solidarity Account for Users in Vulnerable Situations, as well as the manner in which Edenor must produce certain information and submit it to the ENRE.
•	ENRE Resolution No 547/2022: Approving a new methodology for supervising and processing the information concerning interruptions.
•	ENRE Resolution No. 452/2023: Modified the Procedure for the Treatment and Determination of the Sanction of Claims of Users entered in the ENRE for Problems Related to Repeated Supply Cuts.
•	ENRE Resolution No. 622/2023: Modified the Methodology for validating readings and estimating consumption.
•	ENRE Resolution No. 696/2023: Approved the Procedure for disseminating scheduled power outages.

The effects of the resolutions detailed above have been applied by the Company and recognized in our Financial Statements as of December 31, 2023, 2022, and 2021, which does not imply the Company consents to the criteria established.

On May 10, 2019, the Company and the SE, on behalf of the Federal Government, entered into the Agreement on the Regularization of Obligations. By virtue of this agreement, the Company (i) undertook to pay users certain penalty and compensation amounts relating to the 2006-2016 period; and (ii) agreed to make investments, in addition to those agreed upon in the RTI, to contribute to improve the reliability and safety of the service. In return, the Federal Government partially recognized the claim duly made by the Company, by fully offsetting pending obligations and cancelling penalties payable to the National Treasury. Furthermore, the Company waived any rights to which it may be entitled and abandoned any actions against the Federal Government. As of the date of this annual report, such obligations have been fulfilled by both parties.

On September 21, 2021, the Argentine Ministry of Economy had issued ME Resolution No. 590/2021 declaring such agreement contrary to the public interest, thus paving the way for the filing of a legal action to declare it null and void. It also provided for the suspension of the administrative procedures relating to the fulfilment of the obligations arising from such agreement. However, on October 19, 2021, the Argentine Ministry of Economy issued ME Resolution No. 656/2021 confirmed that the Agreement on the Regularization of Obligations is valid and not suspended.

Nevertheless, based on the terms of the second clause of the aforementioned agreement, the Company recorded, as of December 31, 2023, an update to the amounts related to “penalties to be used for investments” for a total of Ps.34,204 million, amounting to a total liability (pending of application) of Ps. 51,390 million at nominal values, which was allocated as financial interest.

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

Periodic bidding for control of Edenor

Before the end of each management period under our concession, the regulatory authority shall launch an international public bidding procedure in respect of the Class “A” common shares representing 51% of the share capital of Edenor, currently held by Edelcos. If Edelcos matches the highest bid or its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The beforementioned price shall be delivered within the term of 30 days once the Grantor Control received it. The first management period commenced on September 1, 1992. On February 25, 2021, through Resolution 65, the ENRE established that the first management period will be considered concluded at the end of the term established for the next RT, which has been postponed and is expected to take place by December 2024.

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

Edenor Network

As of December 31, 2023, the system through which the Company supplies electricity comprises 83 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 29,778 MVA of installed power and 1,563 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system comprises 19,316 MV/LV transformers, which represents 9,679 MVA of installed power, 12,173 kilometers of 33 and 13.2 kV medium-voltage lines, and 28,160 kilometers of 380/220 V low-voltage lines.

The table below shows the most significant data related to the transmission and distribution system for the last four years:

Electricity is conveyed from points of interconnection with the Argentine Interconnection System (“SADI”), 500 kV-220 kV Rodríguez Substation, 220 kV Ezeiza Substation, and from the local power plants, mainly Puerto Nuevo and Costanera. In turn, the transmission network links these nodes with Casanova, Colegiales, Malaver, Matheu, Morón, Rodríguez, Talar, Zappalorto, and Trujui 220 kV head substations, and with Matanza, Ramos Mejía, Agronomía, Puerto Nuevo, Edison, Pilar, Malvinas, and Garin 132 kV head substations.

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

Investments

Investments made in 2023 amounted to Ps.123,628 million in constant currency, which represents a 17% increase compared to 2022. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service, in particular to expand and renovate substation, and create new projects in line with our energy efficiency goals, to improve the quality of the service and reduce non-technical losses. Such investment projects include installation of remote control equipment in the medium-voltage network, connection of new electricity supplies, and installation of self-administered energy meters. All the investments were made prioritizing environmental protection and public safety under reliable conditions.

Transmission structure:

Our HV transmission network takes energy mainly from the Argentine Interconnected System through the Rodríguez and Ezeiza Substations, and the Puerto Nuevo, Nuevo Puerto, Costanera, Parque Pilar and Matheu III local thermal power plants; additionally, it exchanges energy with other companies at transmission, distribution and distributed generation levels.

With the aim of improving the quality of the service and meeting the growth in demand, in 2023, we made significant investments in the HV network, among which the following are worth mentioning:

•	New 220/132 - 1x300 MVA transformer in Pantanosa Substation;
•	Replacement of a 2.37 km-long section of a 132 kV oil-paper cable with a 2.44 km-long section of an XLPE-type dry cable in the power line that links Puerto Nuevo and Colegiales Substations;
•	Carrying out of the works for the sectioning of the 132 kV power lines that link Talar and Matheu Substations, at Benavidez Substation;
•	Replacement of a 132/13.2 kV transformer of 40 MVA with 80 MVA in Merlo Substation in the framework of the 132 kV underground power line project between Zappalorto and Merlo Substations. The works to improve Merlo Substation by 2x80 MVA and execute the aforementioned power line continue;
•	Continuation of the works to replace a 4.3 km-long section of a 220 kV oil-paper cable with a 4.3 km-long section of an XLPE-type dry cable in the power lines that link Malaver Substation and Malaver Interconnection Post;
•	Continuation of works on two new 132 kV power lines between Pantanosa and Aeroclub Substations; and
•	Commencement of works for the expansion of 132 kV busbars in Zappalorto Substation in the framework of the project for its expansion to 3x300 MVA.

Subtransmission Structure

Our subtransmission network is the link between HV (HV/HV) head substations and the substations where voltage is transformed from high to medium (HV/MV), adopting generally the 132 kV voltage level. The overhead network (double radial deviation or double loop deviation) and the underground network (in “simple circuit” loops or double loop deviation) are considered as the basic structure of the subtransmission network.

In 2023, some of the main works performed were:

•	Authorization to operate the new 220/13.2 kV - 2x80 MVA Trujui Substation with its underground 220 kV (2x0.1 km) linking power lines. The works on the Medium-Voltage Switchboards continue.

•	Authorization to operate a 40 MVA transformer in the new 132/13.2 kV - 2x40 MVA Garín Substation with its underground 132 kV (2x2.9 km) linking power lines. The works on both the second 40 MVA transformer and the Medium-Voltage Switchboard continue.
•	Replacement of a 132/13.2 kV transformer of 40 MVA with 80 MVA in Morón Substation in the framework of the Tesei Substation and its linking power lines project.

•                  Continuation of construction works of the new 132/13.2 kV - 2x80 MVA Martínez Substation.Distribution Structure:

The distribution network comprises all the equipment, medium voltage (13.2 and 33 kV) lines and cables that link subtransmission substations with medium and medium/low-voltage transformer centers. The network’s basic structure consists of open normal operation feeders forming rings with other feeders of another busbar of the same substation or with neighboring substations.

In 2023, the following works were performed, among others:

•	32 new MV feeders were authorized to operate in new and existing Substations, increasing the length of the medium-voltage network in 70 km.
•	407 new MV/LV transformer centers were installed and another 560 were extended, increasing installed capacity in 310 MVA.
•	217 new remote control points and 203 new remote supervision points were incorporated in the medium-voltage network, which make it possible to reduce restoration times. As of December 31, 2023, 3,330 remote control points and 2,719 remote supervision points were authorized to operate, covering more than 91% of the network.

Network improvement

The improvements made to the networks in 2023 comprised all voltage levels. The most significant improvements were:

•	HV network: replacement of bushings in 220/132 kV and 132/13.2 kV transformers and replacement of 132/13.2 kV - 40 MVA transformers. Continuation of the replacement plan of metering transformers. Replacement of 132 kV and 220 kV circuit breakers/disconnectors, and of 132 and 220 kV transformer and line protection switchboards.
•	MV network: completion of replacement works of 13.2 kV switchboards in Bancalari and Colegiales Substations, commencement of replacement works of the 13.2 kV switchboard in El Pino Substation, and replacement of disconnectors in San Isidro, Agronomía, Vicente López and Caseros Substations. Replacement of a 12 km-long section of old technology underground network, replacement of MV/LV transformers, and replacement of switchgear equipment in transformer centers.
•	LV network: replacement of underground and overhead network.

Investments in information systems

Throughout 2023, we have continued to improve and develop our systems. The most significant improvements were:

•	Updating and implementation of new functionalities of the “edenordigital” application.
✓	Investments in developing solutions to automate business processes, such us: digitization of the government client management process, technical product quality, technological evolution of reading devices, and contract management.
•	Implementation of the Distribution Monitoring System (SMD).
•	Implementation of new functionalities of the Nexus Platform.

•	Implementation of the ROSA platform (Red Hat Openshift) on AWS (Amazon Web Service).
•	Improvements in telecommunications networks:
✓	Incorporation of 184 concentrators to expand the “Remote Management Control” of 20,768 dual-body meters.
✓	Increase of 37 km in the fiber optic network in the concession area.
✓	Replaced 100 next-generation routers to the backbone network infrastructure.
✓	Implementation of 12 teleprotection equipment on high voltage lines.
✓	Installation of 350 network outlets in the Guzman building.
✓	Implementation of a WiFi system with 7 access points.
✓	Incorporation of 24 IP cameras for electronic security.
✓	Installation of uninterruptible power supply equipment called 60 kVA UPS.
•	Inclusion of 202 new telecontrolled centers and 235 MIDE meter concentrators.

Distribution Technical Management

In 2023, we were able to improve the quality of the service while continuing with the plans and projects implemented in prior years. The results obtained represented a significant improvement in SAIFI and SAIDI service quality indicators.

Among the main operation and maintenance-related activities carried out throughout the year, the following are worth mentioning:

Distribution

Special Maintenance plans: change and adjustments of line poles

▪	3,942 MV line poles, 26% of which were replaced by reinforced concrete columns.
▪	62,418 LV line poles

Pruning plan in MV network

▪	The procedure consisting of three inspections per year continued to be carried out with its related adjustments, comprising an intensive period between March and August and two subsequent corrective periods, which resulted in a reduction of faults caused by vegetation contact on power lines.
▪	In the year, 170,000 trees were pruned or trimmed.

Inspections in distribution networks

▪	4,365 Km of MV networks.
▪	28,979 Km of LV networks.
▪	5,071 inspections of Transformer Centers.
▪	1,896 thermographic inspections.
▪	Complete census of “Not Metered” equipment installations (Public lighting, traffic lights, cable television equipment, etc.) (2023-> 100%).

Leveraging MV planned installation procedures

▪	When a facility is put out of service on a scheduled basis, a complete examination of pending adjustments is made so as to take advantage of the power cut to make them. Through this procedure, more than 3,467 tasks, which include 736 replacements of MV line poles, were carried out in the year.

Tasks performed by distribution mobile teams:

▪	75,110 grouped LV interruptions.
▪	412,944 responses to individual LV claims.
▪	57,576 installations of new electricity supplies.
▪	332,941 energy recovery-related inspections in T1 customers.
▪	17,957 energy recovery-related inspections in T2 customers.
▪	419,566 switching operations in the MV network during planned works.
▪	82,758 switching operations in the MV network during forced events.
▪	3,564 LV underground splices.
▪	3,619 MV underground splices.

Diagnosis center

▪	Progress was made with the installation of AMI Meters for medically dependent on electricity users, with the number of meters installed in medically dependent on electricity active customers surpassing 750.
▪	Carrying out of 4 Projects and Works aimed at adapting internal facilities for the installation of alternative energy sources (AES) in vulnerable medically dependent on electricity users, totaling 44 Projects and Works in the last 30 months.
▪	Installation of 72 AES, reaching a total of 173 active AES as of 12/31/23.
▪	Installation of 896 power generator sets that had been requested by medically dependent on electricity customers due to planned or forced power cuts of our Network.

Remote control and remote supervision

In 2023, the remote control plan continued to be carried out and the substations’ remote control equipment was improved.

▪	217 new remote control operational points in the MV distribution network, achieving a total of 3,330 over the existing 1,731 MV feeders.
▪	Incorporation of 191 remote supervision points in the MV network, achieving a total of 2,724 points. Remote supervision of the physical quantities of 8 power generation groups, thus avoiding the presence of permanent staff to control their functioning.
▪	Inspection of protections in 87 Large Customers distributed in the MV network, adjusting those with inadequate calibration or those that did not work, thus reducing the possibility of internal failure without affecting adjacent customers.
▪	Thanks to the remote control implementation achieved in both substations and the MV distribution network, it was possible to normalize 64% of the customers affected by MV planned and forced power cuts in less than 15 minutes and 43% of them in less than three minutes, thereby improving (SAIDI and SAIFI) service quality indicators
▪	Extension of the application of IT Security concepts to the remote control networks of three HV/HV, HV/MV and MV/MV substations. Technology improvements that boost the current protection system against cyber-attacks were made in at least 52 remote control pieces of equipment in place in several substations.
▪	Technology renewal of the remote control equipment in seven substations.

Transmission

▪	Compliance with the Preventive Maintenance Plan of HV facilities and substations in accordance with regulations.

▪	Compliance with the Preventive Maintenance Plan of MV overhead lines.
▪	LLW (Live Line Working) capacity continued to be extended, developing procedures that make it possible to enhance the tasks to be carried out with light equipment.
▪	The LLW Insulation Testing Laboratory maintained the IRAM-ISO/IEC 17025 accreditation by the Argentine Accreditation Agency.
▪	Completion of the development of the application for the monitoring of protections, avoiding the periodical maintenance of 3,600 protections and taking action only when an anomaly is detected.
▪	Replacement of 41 HV metering transformers in accordance with the improvement plan.
▪	Implementation of PIVisión and Cromo in the programing of termography tasks in HV systems.

Management of Information Technology and Telecommunications

Throughout 2023, we remained committed to excellence and sustainable growth. Taking into consideration the profound changes demanded by Edenor, with regards to innovative models and advanced technologies to improve service quality and efficiency, progress was made in our transformation and development strategy.

In this context, digital capabilities were strengthened and progress was made towards the consolidation of a flexible and robust technology architecture to optimize the efficiency of the business’ processes.

Digital architecture, data analytics and data governance

In the 2023, data management and governance practices, which allow us to standardize, document, and ensure data traceability and quality throughout their life cycle, continued to be implemented in the organization’s different processes that support decision-making at all levels.

Among these practices, the Asset and Regulatory Capital Base project was implemented to allow for a validated and reliable data source for use with the Company’s Asset Inventory, which is the source used for the tariff structure review.

Additionally, and following our data governance strategy, we continued with the analysis, documentation and design of consolidated data models that allow us to produce descriptive, prescriptive, and advanced analytics for the daily management.

The use of Big Data & Analytics architecture was consolidated, which allows us to meet the different data processing and consumption needs. Certain activities were conducted to implement several data solutions.

In 2023, the data, intermediate processes and the “Oracle Customer Care and Billing” (“CC&B”) commercial system for billing models began to be migrated from the Qlik analytical platform to the new Big Data platform. This change should favor the generation of information in due time and manner and allows us to take advantage of the benefits of advanced analytics, self-service of information and data democratization.

In addition, new use cases were implemented for the different divisions, such as JIRA proprietary Board and Procurement (Transformers), while KPI (Key Performance Indicators) for Remote Management and FSM (Field Service Management), which is the system that allows for the organization, coordination and optimization of both operational material and human resources, continued to be implemented.

We continue strengthening the role of a multidisciplinary team capable of raising business questions and finding solutions by working with different use cases, applying new data discovery as well as predictive and prescriptive analytics methodologies.

Furthermore, the servers’ different operating systems and database versions were surveyed in order to keep the health status of IT&T’s applications up to date, so as to be able to annually control the updatings of the resources existing in our platforms and have improved visibility into obsolescence risks.

In 2023, 30 new integrations were documented and inventoried, and 21 previous cases were remedied, thus strengthening our capacity to meet information requirements in both internal and external audits.

Technology solutions

In 2023, the management and follow-up process of new electricity supplies continued to be improved, particularly in the stages supported in CC&B. The objective of the improvements identified and implemented was to streamline management and automate the process, in particular for T2/T3 customer categories.

In order to ensure billing quality, we implemented the first phase of a new control mechanism that seeks to identify at an earlystage deviations in electrical and non-electrical charges and estimation and frequency fines associated with regulations and penalties imposed by the regulatory authority. This new control mechanism is expected to be continuously adapted and updated.

In 2023, we complied with the regulatory requirements that impacted our commercial systems, among which the implementation of ENRE Resolution No. 622 is worth mentioning as it required that we adapt the commercial system (CC&B) and the printing systems so that our bills to customers include information on consumption variations and costs related to changes in consumption habits, housing situation, seasonality, change of activity, and change of registered user name, thereby improving on our communications.

At the same time, we launched an update of our application “edenordigital”, with new functions to improve user experience. The most relevant improvements include the revamping of the log-in functions, advanced consumption simulation tools and self-service of payment plans, among other. In addition, the development of the unified transactions/procedures section simplified the search for users with multiple accounts, consolidating the app as an integral tool for our customers’ needs.

Another milestone achieved in 2023 was the implementation of the Distribution Monitoring System (DMS), which, based on a robust platform and already in use in other solutions of Edenor, enables the management of the adjustments performed in the distribution network’s electrical protections and provides metrics of both the number of implementations over time and change requests. The DMS helps improve the operational management of the Normalization and Distribution Engineering sector.

Furthermore, the export of data from Nexus to SINCAL was automated. This simplified the MV and LV network electrical calculation process, necessary for the planning of works, necessary to meet customer demand for electricity. Among the advantages of the new tool, it provides for: time optimization, greater availability of data, elimination of manual tasks, and alignment with the industry’s more modern practices.

In 2023, the Technical Product Quality implementation project was launched. The project will automate the Technical Product Quality process, centralize the information and cover business flows by means of a single solution that will allow for increased regulations governance, traceability, auditing and compliance.

The Nexus Platform Upgrading project has also set out, which will allow for product modernization and the improvement of functional as well as stability and availability related aspects and response time.

Furthermore, several initiatives were implemented to attend to the Company’s technology optimization and support processes. Additionally, the standardization of processes continued to be carried out and was completed, replacing SAP custom transactions.

Another major milestone was the implementation of a platform for managing the entire procurement contract process in Edenor. The platform integrates with DocuSign, an electronic signature platform, and, at a later stage, it will integrate with SAP.

A new advanced version of the “Networks” recognition program, which makes it possible to recognize and grant benefits to all the personnel of the Company, was also implemented.

A new supplier portal, which will replace the current portal on SUS (Supplier Self-Services), began to be developed. This new implementation is expected to improve supplier interaction, both with the system and among the different areas of Edenor.

The automation of application testing continued to be developed, with a view to ensuring software quality and contributing to optimizing implementation times, providing support with agile initiatives and reaching 2,337 test cases. In 2023, efforts focused on the automation of CC&B and the “Field Service Management” (“FSM") technical system testing.

Additionally, the implementation of bots to streamline business processes (Robotic Process Automation -RPA) continued to consolidate. In 2023, 11 new bots were developed and more than 45 already existing bots were subjected to maintenance tasks due to changes in processes and other technical changes, such as browser and licensing model changes of the tool used.

Technical and operational support solutions

In 2023, we continued strengthening the Digital Transformation process with the installation of more smart meters both for different segment customers and in different points of the distribution network.

In 2023, we added 2,431 new smart meters, thus achieving a total of 12,500 remotely-managed meters and 1,500 meters that can be read remotely.

With regard to MIDE meters, the incorporation of 184 concentrators allowed us to extend the remote management of 20,768 split meters. By the end of 2023, there were 858 concentrators and nearly 88,000 remotely-managed MIDE meters.

Metering Laboratory

In 2023, the Metering Laboratory continued to carry out metering equipment programing, assessment and failure analysis tasks.

More than 1,500 pieces of metering equipment (meters, concentrators, recorders) were programed. Technical assessments of 14 new metering equipment models were made.

Infrastructure and operations

A milestone of 2023 was the strengthening of our infrastructure with the aim of improving and ensuring the capacity, efficiency, and resilience of the systems and assets.

The storage infrastructure and the (Hyper-V and Red Hat) virtualization environments, which allows us to run multiple operating systems in one single physical hardware, underwent stabilization and optimization processes. In line with increased storage needs and to improve performance, a new PMAX (Power Max storage) equipment was incorporated, both to expand storage capacity and provide exclusive storage for SCADA, in the new Cirion datacenter facilities. Additionally, we centralized file servers (servers for shared directories), which provide centralized and shared access to files and folders in a network. We extended and segmented the Storage Area Network (SAN), a specialized network that connects storage systems and servers, and extended computing power by means of 12 new blades that permit us to manage multiple servers in a reduced space.

In 2023, we informed several migrations, including of the Nexus Database to the corporate network, of Oracle Base Database releases that reached end-of-life support, and of the PowerCenter and KTA (Image Digitization) version migration. Another important development was the implementation of CMDB (Hardware and software assets or configuration items base), a tool that allows us to keep an inventory of technology components, applications and equipment in place, as well as to classify all IT events and associate them with the assets.

In the area of services, the internal service channels (Chat and WEB Forms) were modernized, all of the printers were optimized, and all of the telephones for FSM as well as the pieces of equipment for the contractors in charge of the new meter-reading system were upgraded.

The cloud infrastructure sector, which is responsible for the management of cloud services and resources, was created, thereby providing greater flexibility and agility to cloud adoption. In addition, the institutional websites infrastructure was optimized, the ROSA platform, which is an open-code containers platform running on AWS for the integration of applications, was implemented, a new connection channel with loud environments (new high availability VPN) was defined, and several clean-up actions regarding costs and account management were performed on the AWS platform.

With regard to sustainability, we continued partnering with tech companies such as Atos, which provides us with personalized customer service in CDS, CPDO and CIM help desks. Also, our partner AWS in our management and analysis activities, continued providing us with the reports on carbon footprint reduction since we adopted the strategy of having workloads available on its cloud.

Cybersecurity

With regard to information security, and giving consideration to the increase in cybercrime worldwide, we worked on several fronts to strengthen the Company’s cybersecurity.

Worthy of mention is the implementation of a Security Information and Event Management system (SIEM), to access data-based information and combat threats, protecting the business and mitigating risks at scale with Machine Learning-based analysis.

Security standards, based on CIS Control (Center for Internet security) best cybersecurity practices, were developed for and implemented in servers, operating systems and switches and routers.

The user authentication process, whereby the identity of a user attempting to gain access to the system is verified, was improved for the operating system by secure authentication, which provides a hierarchical and centralized security structure of users, groups and other objects of the network.

The Zero Trust-based security posture was strengthened. The Zero Trust approach is based on the premise that organizations should trust nothing automatically, even when it comes from internal sources.

The Operational Technology (“OT”) network security was also strengthened by defining new and more secure architectures for substations’ connectivity and incorporating electric protection networks to the OT cybersecurity model, increasing network security and segregation.

We continued to implement programs to raise staff awareness of cybersecurity and information safeguarding, through phishing drills, newsletters and interactive modules.

We also implemented solutions to manage and optimize security regulations and policies for the management of firewall policy, which is a network security component that works as a barrier between the network and possible external threats, allowing us to improve compliance requirements as well as reduce exposure risk.

A new continuous Vulnerability Management process, which allows us to identify, assess and treat security vulnerabilities in systems and the software that runs on them, was defined and implemented.

A cybersecurity insurance was hired to protect the Company against residual risks and the costs associated with cybersecurity events (see “Item 4. Information on the Company – Insurance”).

The KPIs of our cybersecurity process were developed and implemented, which allows us to measure the Company’s position as well as the efficiency of our protection measures.

A digital risk protection platform was also implemented, focused on early incident detection and fraud prevention, using artificial intelligence and automated processes to monitor an organization’s digital assets.

See “Item 16 K. Cybersecurity”

Telecommunications

In 2023, the Company’s data network was strengthened and extended by renewing technology and equipment. This effort included the increase by 37 km of the optical fiber network, totaling 2,837 km deployed on the entire concession area. New links to buildings, offices and substations were implemented by means of optical fibers and state-of-the-art radio links.

One hundred routers were replaced, which add up to the ten backbone pieces of equipment, forming a new MPLS network to improve network performance and efficiency, especially in data transmission, which allows for the virtualization of IT and OT networks, increased WAN connections (used for facilitating communication between devices located at considerable distance from each other), and the improvement of performance and security. Additionally, our telecommunications rooms were adapted for this deployment. Also, twelve remote protection pieces of equipment were implemented in high-voltage lines. Due to the need for expansion of remote protection services, we validated new forms of communication through the MPLS network (SAR8 Nokia equipment network).

We continued deploying state-of-the-art MPLS equipment for low-speed TDM services used in traditional telephone networks (Nokia SAR8 and HC) for the replacement of equipment, such as dial-up modems. The Local Area Network (LAN) (system of interconnecting electronic devices within a limited geographic area) of our buildings was equipped with PoE switches to provide power to cameras / IP telephony; and we deployed new industrial software designed for substations.

Additionally, we implemented the new Wi-Fi 6 technology to optimize the wireless network performance and capacity, with it being already in use in Tronador, Estomba, Austria, Tigre, San Justo and Rolón buildings. Progress was also made with the migration and expansion of the Contact Center platform, with the installation of new servers for migration to R10 (Release 10), which is an evolution of mobile telephone technology.

Assistance was also provided in the implementation of interaction campaigns, such as With / Without Electric Power, POM – MAIL Messenger Facebook, and new transactions/procedures were introduced on WhatsApp.

In line with the Company’s expansion, the Guzmán operational building is being modified. 350 network ports were installed for the 240 workstations, and a Wi-Fi system with 7 access points was set up. Moreover, the building’s new data center was equipped and connected to the telecommunications rooms by optical fiber and Unshielded Twisted Pair (UTP) cable.

With regard to electronic security, 24 IP cameras were incorporated, replacing the existing ones and adding new ones. In order for mission-critical workstations to be provided with uninterrupted power supply, we installed a 60 kVA Uninterruptible Power Supply (UPS) that provides power to the telecommunications rooms and strategic job positions.

The plan for the Remote Control of Transformer Centers continued to be developed with the addition of 202 new centers, thus totaling 3,343 Remotely-Controlled Centers in the entire MV Network. A total of 129 connections were migrated to the optical fiber network, expanding the infrastructure even further.

Direct connectivity was provided to 2,620 new smart meters, comprising a total of 12,717 of different electricity rate segments. 235 MIDE meter concentrators were added, extending remote management to 88,596 meters. As part of the migration process to smart meters, all the necessary infrastructure to put into operation new Ethernet meters was completed in 18 substations.

Users

The following graph shows the evolution of our user base over the last four years:

As of December 31, 2023, Edenor served 3,299,278 users. We define a “user” as one meter.

Edenor Tariff Categories

Edenor classifies its users pursuant to the following tariff categories:

•	Residential (T1-R1 to T1-R6): residential users whose peak capacity demand is less than 10kW. In 2023, this category accounted for approximately 46% of our electricity sales and increased by 4.5% in terms of energy sales value (Gwh) compared to 2022.
•	Small commercial (T1-G1 to T1-G3): commercial users whose peak capacity demand is less than 10kW. In 2023, this category accounted for approximately 8% of our electricity sales and increased by 4.7% in terms of energy sales value (Gwh) compared to 2022.
•	Medium commercial (T2): commercial users whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2023, this category accounted for approximately 7% of our electricity sales and increased by 1.5% in terms of energy sales value (Gwh) compared to 2022.
•	Industrial (T3): industrial users whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand users according to the voltage at which each user is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2023, this category accounted for approximately 16% of our electricity sales. This category does not include users who purchase their electricity directly through the WEM under the wheeling system and decreased by 0.9% in terms of energy sales value (Gwh) compared to 2022.
•	Wheeling System: large users who purchase their electricity directly from generation or broker companies through the WEM. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2023, the total number of such large users was 686, and this category represented approximately 17% of our electricity sales and increased by 4.1% in terms of energy sales value (Gwh) compared to 2022.
•	Others: public lighting (T1-PL) and shantytown users whose peak capacity demand is less than 10kW. In 2023 this category accounted for approximately 6% of our electricity sales and decreased by 0.1% in terms of energy sales value (Gwh) compared to 2022. See “Item 4. Information on the Company—Business Overview—Framework Agreement (Shantytowns)”.

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

On December 21, 2023, Decree No. 70/2023 empowered the SE to redetermine the structure of the subsidies to ensure end users access to basic and essential consumption of electric energy. The benefit must mainly consider a percentage of the income of the cohabiting group.

Please see the implementation funnel for those reclassified users:

[26]

Reading, Billing and Collecting

The Company bills its users based on their tariff categories and the applicable (i) energy purchases, (ii) taxes, and (iii) VAD. Residential users and small business users are billed a fixed monthly charge and a variable charge based on each unit of energy consumed.

Monthly billing is measured every two months, dividing for such purpose the bimonthly consumption into two similar monthly periods with a view to providing T1 (small demand) users with more timely information regarding their consumption and facilitating payment.

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

To those customers that require a MIDE, we have delivered 7,858 in 2023, totalizing 237,333. However, MIDE installation ceased in July 2022, after Resolution No. 217/2022 was issued whereby the ENRE prohibited MIDEs unless its prior consent is obtained. All the projected installations submitted by the Company have not been approved as of the date of this annual report.

In 2023, approximately 18 million readings of electricity meters were conducted. The indicators showed that, despite the difficulties affecting the process, only 0.1% of such readings were estimated.

The remotely-managed customer base is around 12,000 users, on whom a total of 125,000 remote meterings were managed.

With the continued aim of pursuing operational efficiency, in March 2023, the tender for the selection of meter-reading service contractors was awarded.

As for technology innovation in the management of readings, in 2023, we deployed the online readings management model, which is the result of the joint efforts of customer service and IT in the development of software and hardware, which comprises:

▪	Mobile application: allows for real-time transmission of information to our field management system.
▪	Online Management Portal: Centralized tool to manage tasks and visualize management activities.
▪	Bluetooth Universal Data Logger: For electronic-meter readings, compatible with all of Edenor’s meters (99%) of this type. Reading of electronic meters surpassed 98% effectiveness by using the universal data logger.
▪	Increased Accuracy: Reduction of reading inconsistencies according to the quality of the data obtained by the universal data logger.
▪	Improved Portability: Deploying the application on handheld/lighter and more maneuverable devices.

In 2023, more than 36.5 million bills were managed and distributed, with a high level of quality, in accordance with customer perception, as to both their timely receipt and billing quality. This results from the implementation of a control process focused on specific exception rules, which in turn allow for a thorough review and, eventually, the early correction of any deviation detected in billing (the rate for the year was of 5 out of 100,000 documents), thereby ensuring that more than 99.99% of the documents are timely and correctly calculated and issued.

In line with our sustainability plan, we continued the campaign to invite our customers to sign up for the digital bill, which resulted in more than 885 thousand subscribed customers, who receive their bills by e-mail on a monthly basis.

These advances have transformed the management of readings in Edenor, improving service quality and efficiency. Our residential and small commercial users are divided into subcategories based on their consumption, as follows:

Residential (Tariff 1-R or T1-R):

•	Tariff 1-R1: monthly energy consumption less than or equal to 150 KWh;
•	Tariff 1-R2: monthly energy consumption greater than 151 KWh and less than or equal to 400 KWh;
•	Tariff 1-R3: monthly energy consumption greater than 401 KWh and less than or equal to 500 KWh;
•	Tariff 1-R4: monthly energy consumption greater than 501 KWh and less than or equal to 600 KWh;
•	Tariff 1-R5: monthly energy consumption greater than 601 KWh and less than or equal to 700 KWh;
•	Tariff 1-R6: monthly energy consumption greater than 701 KWh. Social Tariff

The social tariff applies to the same subcategories of residential rates, for which there was no variable charge for the first 150 KWh of monthly consumption and the second 150 KWh are billed at 50% of its value. In addition, the total invoice after discounts cannot exceed the average invoice for each rate tranche.

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

The Province of Buenos Aires and the City of Buenos Aires assumed the social tariffs discounts and the ceilings (scheme of maximum percentages that the beneficiary would pay, with respect to what residential users of the same consumption before taxes pay), and the bonuses for neighborhood clubs.

The amounts paid by the Province of Buenos Aires and the City of Buenos Aires in 2023 amounts to Ps.10,610 million and Ps.241 million, respectively.

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

Public Lighting (AP):

Public lighting users are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of our users per tariff category as of December 31, for the years 2023, 2022 and 2021, respectively:

	As of December 31,
	2023	2022	2021
T1R	2,919,537	2,885,678	2,852,029
T1G	339,605	339,567	338,832
T2	31,301	30,813	30,837
T3	7,265	7,076	6,924
Wheeling system	724	688	686
Other*	846	1,007	567
Total	3,299,278	3,264,829	3,229,875

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

Our past due receivables decreased to Ps.10,777 million as of December 31, 2023 from Ps.30,892.6 million (adjusted for inflation) as of December 31, 2022. Past due receivables were measured as an equivalent of billing days and according to this measure, a decrease from 18.51 to 8.09 days were observed, in which 5.49 days related to the offsetting of delinquent balances related to debts incurred during the pandemic, as instructed by the ENRE in the framework of the agreement with CAMMESA, and 4.93 days were the result of the different actions performed within the delinquent payment process.

Throughout 2023, 100,500 service suspension, verification, and cutoff actions were carried out, improving the efficiency of management activities compared to 2022.

In addition to the carrying out of delinquent payment-related electric actions, 600,000 collection procedures were performed with collection agencies, and, through them, constant communication was maintained with delinquent customers through the different stabilized channels. .

The collection campaigns addressed to customers with early delinquent payments were reinforced by means of emails, SMS and IVR calls, reaching a total of 2.9 million management activities with in-company tools.

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

Energy losses require us to purchase additional energy to satisfy apparent demand, thereby increasing costs. Furthermore, illegally tied-in users typically consume more electricity than the average level of consumption for their category. We are unable to recover from users the cost of electricity purchased beyond the average loss factor set at 10% pursuant to our concession. Therefore, the reduction of energy losses reduces the amount of energy we have to purchase to satisfy apparent demand but cannot invoice and increases the amount of electricity actually sold.

From time to time, the Company has experienced an increase in non-technical losses as economic crises have impaired the ability of its users to pay their bills, and technical losses also increased relative to the increase in the volume of energy that the Company supplied during such periods.

Our goal is to maintain our energy losses at an optimal level, while also considering the cost of reducing such losses and the level at which we are reimbursed for the cost of these losses under our concession. Our procedures for maintaining an optimal level of losses are focused on (i) accurate increment of energy consumption, (ii) energy savings campaign to educate our users, (iii) reduction of illegal connections, and (iv) improving collections.

We aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2023, 7,858 MIDEs were installed. As of December 31, 2023, 237,333 meters were enabled. However, MIDE installation ceased in July 2022, after Resolution No. 217/2022 was issued whereby the ENRE prohibited MIDEs unless its prior consent is obtained. All the projected installations submitted by the Company have not been approved as of the date of this annual report. MIDE installation aims at increasing electricity access by regularizing the situation of clandestine consumers, inactive customers and chronic delinquent customers, in order to allow for the safe and efficient use of the network. At the same time, through the installation of the new network type of MULCON, the invulnerability of MIDE meters, and further development of analytical and artificial intelligence tools, make it possible to improve effectiveness of inspections and thereby reduce energy theft. The volume of GWh sold in the MIDE customers segment amounted to 736 GWh, which represents an increase of 7% (+48 GWh compared to 2022).

In 2023, a total of 350,000 electricity recovery actions were performed. These actions include those carried out in the form of control operations, which seek to identify a high concentration of potential customers with fraud and delinquent customers, in order to make the mobile teams’ work more efficiently with the aim of regularizing the largest number of cases.

In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. In the third region of Greater Buenos Aires, energy theft represents the main factor in the increase in total losses.

Progress made within the remote management plan, made it possible to achieve the following:

•        Tariff 2 (medium-demand) customers: 2,725 remotely-managed meterings.

•        Tariff 3 (large-demand) customers: 4,674 remotely-managed meterings (80% of these customers’ demand for electricity) and 623 meters under the framework agreement (reaching 100% of them).

The following table illustrates our estimates of the approximate disruption between technical and non-technical energy losses experienced in our concession area for the periods indicated:

	Year ended December 31,
	2023	2022	2021
Technical losses	9.0%	9.3%	9.4%
Non technical losses	5.8%	6.6%	8.2%
Total losses	14.9%	15.9%	17.6%

Framework Agreement (Shantytowns)

On January 10, 1994, the Company, Edesur, the Argentine Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns (the “Framework Agreement”).

In accordance with the terms of our concession and given the nature of public service that the law grants for the distribution of electricity, the Company is required to supply electricity to all users within the concession area, including low-income areas and shantytowns located within our concession area. In October 2003, the Company had the right to receive compensation for the services provided to shantytowns from funds collected from residents of each relevant shantytown, the Municipality in which it is located and, if there is a shortfall, by a special fund supported by the Argentine Government and the Government of the Province of Buenos Aires. The Argentine Government and the Province of Buenos Aires initially contributed an amount equal to 21% and 15.5% of such compensation, respectively, net of taxes, paid on behalf of those users with payment problems and meter irregularities, which were transferred to distributors such as Edenor as compensation.

Such Framework Agreement has been extended from time to time on several occasions.

On May 10, 2019, the Company and the Federal Government entered into an additional addenda to the Framework Agreement, extending the term thereof until May 31, 2019.

As a consequence of such agreement, as of December 31, 2019, the Company recognized revenue from the sale of electricity under the Framework Agreement until December 31, 2018 and for the first five months of 2019, both related to the Federal Government’s participation in the Framework Agreement.

On December 16, 2020, the “Agreement on the Development of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network of the Buenos Aires Metropolitan Area” (the “Work Plan”) was signed with the Federal Government and the Province of Buenos Aires, to guarantee the electricity supply to vulnerable neighborhoods of the Buenos Aires Metropolitan Area.

Under this agreement, the debt for the electricity supplied in the October 2017 – July 2020 period to low-income areas and shantytowns in Edenor’s concession, was applied to the Work Plan so that the necessary investment and preventive and corrective maintenance works can be carried out in the networks in charge of distribution companies and related to vulnerable neighborhoods and other areas of the concession area, with the aim of improving the service therein provided and meeting the contingencies and any peak demand that often occurs in the summer season. The Company could use the funds only after the ENRE has certified compliance with both the degree of completion of the works included in the referred plan and the related financial milestones.

On August 30, 2022, the Company, the Federal Government and the Province of Buenos Aires, entered into an Agreement to Renew the Agreement on the Recognition of Electricity Consumption in Vulnerable Neighborhoods.

•	Electricity consumption from August through December 2020: the ENRE validated receivables for Ps. 1,115 million, which the Company recognized as the ENRE certified compliance with the degree of completion of the works of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network, as stipulated in the agreement described before

•	Electricity consumption from January through December 2021: the Company opted to offset it against the debts incurred for the purchase of energy from CAMMESA for a total amount of Ps. 1,253 million-

•	Electricity consumption from January through December 2022: the Federal Government must make a contribution of Ps. 1,436 million, and the Province of Buenos Aires a contribution of Ps. 553 million, which total a receivable in favor of the Company of Ps. 1,989 million that has been recognized along with the receivable mentioned in the preceding paragraph. In this regard, the Province of Buenos Aires’ contribution will be made in six monthly instalments, the first of which has been already collected by the Company.

•	Electricity consumption from January through September 2023: on October 19, 2023, the ENRE validated receivables for Ps.1,431 million and Ps. 1,056 million, which must be contributed by the Federal Government and the Province of Buenos Aires, respectively. The Province of Buenos Aires’s contribution is pending collection.

The Company requested the Federal Government the formalization of the agreement corresponding to the cost of energy consumption in the popular neighborhoods of the Province of Buenos Aires for the period January 2024 to December 2025. However, as of the date of this annual report, it has not been formalized.

Insurance

As of December 31, 2023, the Company was insured for partial and total property loss and damage, including those due to floods, fires and acts of nature, up to approximately U.S.$1,548 million, with the following deductibles:

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

Following a bidding process, the Company has hired a cybersecurity insurance policy for a maximum amount of U.S.$10,000,000 with a deductible of U.S.$500,000.

The coverage applies to the following risks arising from a cybersecurity incidents:

▪	Remediation of cyber attacks and incidents;
▪	Loss of digital assets;
▪	Cyber extortion;
▪	Business interruption and contingent business interruption;
▪	Responsibility for data privacy and security; and
▪	Defense, awards and fines in a regulatory process

The physical damage to property or equipment caused by cybersecurity incidents will be covered by the Property Damage Program.

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

On October 19, 1999, the Argentine Institute of Normalization (Instituto Argentino de Normalización) certified that we have an environmental management system that is in accordance with the requirements of the standards set by the International Standardization Organization (ISO) as specified in its release, ISO 14001/15, which relates specifically to environmental management systems. This certification is reaffirmed on an annual basis, most recently in October 2023.

Section 22 of Law No. 25,675 requires that all persons whose activities maintain an Environmental Complexity Level (ECL) that implies a risk of damage to the environment, such as any activity of the Company, obtain environmental insurance for a certain minimum coverage. The Company has taken out insurance on environmental risk or damage in favor of the Ministry of Environment and Sustainable Development Protection Agency, for a total amount of Ps. 107 million.

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

Sustainability

In 2023, the Company continued with the goal of being a modern company, with an emphasis on technology, innovation, and user service quality, as well as portray the Company as a model public utility company, with a focus on two pillars: efficiency and proximity.

Key sustainability issues

As signatories to the United Nations Global Compact for 9 years, our sustainable management guides our organizational performance in addressing the Company’s triple impact: economic, social and environmental, which include 15 key sustainability issues that comprise Edenor’s 2023 materiality matrix:

Corporate Governance:

-	Profitability and economic performance;
-	Corporate Governance and Business Ethics;
-	Services, Quality and Investment;
-	Communication and multistakeholder dialogue;
-	Social Management;
-	Employability and Leadership;

-	Career Plan, Education and Training;
-	Diversity, Equity and Inclusion and Human Rights;
-	Occupational health and safety;
-	Sustainable Communities and Energy;
-	Electricity access;

Environmental Management;

-	Operational Efficiency;
-	Energy Efficiency and Climate Change;
-	Waste Management and Responsible Use Of Resources; and
-	Environmental Management.

Sustainability report

The Company issued the tenth Sustainability Report, for 2023, both in Spanish and English, which was subject to the external review of Price Waterhouse Co. (PwC Argentina) and approved by the board of directors on March 8, 2024. It can be found on Edenor’s website. The report has been prepared based on the Comapany commitment to both sustainable development and transparency in management, following the international guidelines of the Global Reporting Initiative (GRI) and the standards of the Sustainability Accounting Standards Board (SASB), supplementing it with progress made toward meeting the 10 Principles of the United Nations Global Compact and the Sustainable Development Goals (SDG) to whose concepts and fundamentals Edenor adheres.

Industrial safety

With regard to the occupational health and safety management programs, in the month of October 2023 we unanimously satisfactorily passed the ISO 45001:2018 standard external recertification audit conducted by the IRAM, reaffirming the Company’s commitment to Occupational Risk Prevention

.

In order to comply with these guidelines related to Occupational Health and Safety, the Company performed several activities, resulting in improved accident indicators from 2016 to 2023. Work accidents decreased by 6.2%, whereas third-party assaults tripled as compared to the previous year, impacting accident rates. We began working with the safeguarding of assets area on analyzing and taking actions to protect the teams that work on the streets against third-party violence.

Public safety

In 2023, the annual audit conducted by the IRAM on the Public Safety System was successfully completed, thus maintaining the related certification.

With regard to third-party accidents, 32% of them occurred in third-party facilities, such as inside houses or street lighting columns. In accordance with the Regulatory Authority’s requirements, the accidents occurred in these facilities, even though they are not under the responsibility of Edenor, must be recorded and reported.

According to the analysis of the accidents recorded in 2023, 66% of them were the result of vandalism and third-party negligence.

Furthermore, we continued to hold periodic meetings with contractors to discuss public safety-related issues. At such meetings, the results of the inspections performed, the goals achieved, the analysis of deviations found, and the street accidents suffered by their staff were presented to the contractors, who were also provided with guidelines for the training to be given to their workers.

Quality

As a core pillar of the Company Integrated Management System (IMS), we implemented and obtained certification of all the processes under the ISO 9001:2015 Quality Management Systems international standard. This implementation began in 1999, initially covering the meter-reading, billing, collection, procurement and logistics processes, and, as from 2005, was extended to all the Company’s processes.

In October 2023, the Company successfully passed the external recertification audit of its IMS, which includes ISO 9001:2015 Quality Management, ISO 14001:2015 Environmental Management and ISO 45001:2018 Workplace Health and Safety standards, thus maintaining ISO certification for all the Company’s processes.

Environmental management

Edenor is ISO 14001:2015 certified since 1999. In 2023, the Company received the Environmental Clearance Certificate, which was granted by the Province of Buenos Aires, for the following project:

-	Linking pipeline : Aeroclub substation – Pantanosa substation;
-	Linking pipeline : Interconexion point Malaver – Malaver substation;
-	Linking pipeline : Tesei substation – Castelar substation;
-	Linking pipeline : General Rodriguez substation – José C. Paz substation;
-	Transclor delivery station and linking busway; and
-	Substattion expansion Zappalorto.

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

In 2023, noise levels and electromagnetic field measurements were taken in 13 substations; electromagnetic field measurements were also taken in 13 High-voltage lines/cables and in 58 transformer centers. The results obtained complied with the limits required by the regulations in effect for this type of facilities.

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

Community actions

In 2023, the Company continued with the programs that we have implemented for the last few years, including: electricity access and smart consumption, that seeks to ensure access to affordable, reliable, sustainable and modern energy; quality education, which promotes equality of opportunities for young people and their employability by means of professionalizing practices and workshops on first employment, in addition to scholarships and tutoring in technical schools and universities; Gender Equality; Responsible Production and Consumption and Alliances to achieve the goals set.

Sustainable energy:

Investments were made in projects aimed at expanding access to both the electricity grid and the smart and efficient consumption programs for the community, with an emphasis on low-income sectors, including those users who meet the requirements to access the social electricity rate. As examples, we can mention the following:

▪	Infrastructure development for the MIDE: installation and development of infrastructure related to smart meters, so as to allow new and already existing users to register as MIDE users.
▪	In those cases in which it is not possible to include them in the MIDEs project due to the layout of the neighborhood, shantytown or community: making of adjustments to the network and the infrastructure to allow for the installation of meters at the entrance of vulnerable neighborhoods in order to provide a safe, reliable and affordable service.

Social Initiatives:

With regard to education, the Company continued with the following:

▪	Scholarship and Mentoring Programs: they were developed in both technical schools and universities. 62% of those who participated in the programs were men, with women participation reaching to 38%. One of the goals of 2023 was to increase women participation, and efforts will continue to be made in order to achieve gender parity in program participation. For this reason, the “Women with Energy” initiative is included in scholarship and mentoring programs with the aim of encouraging women inclusion in technical majors and STEM (Science, Technology, Engineering and Mathematics) majors.

Edenorchicos: it is a space aimed at the youngest, with playful and educational content that addresses issues of electricity and safe and efficient energy use. In addition, it contains a glossary with special terms to refer to electrical phenomena, games, picture coloring, and a section on the environment. www.edenorchicos.com

▪	In 2023, training projects aimed at promoting electricity access and responsible consumption continued to be carried out jointly with the group of neighbors, called neighborhood developers, who voluntarily cooperate with the projects of ProVivienda Social Foundation, totaling 3,098 training activities.

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

By means of the Productive Reactivation Law, the Argentine Executive Power was entitled to assume the administrative control of the ENRE and the ENARGAS until December 31, 2020, which effectively occurred on March 16, 2020, according to Decree No. 277/2020. Said intervention was extended on December 17, 2020 by means of Decree No. 1020/20, until December 31, 2021, or until the tariff review process concluded, whichever occurred first. Through Decree No. 871/2021, the intervention of the ENRE was extended until December 31, 2022. By means Decree No. 55/2023, the intervention was extended until the appointment of the members of the Board of Directors of ENRE, currently in process pursuant to the provisions of SE Resolution No. 607/23. Within 180 days, the SE must review, redirect, confirm and/or cancel the selection process of the members of the Board of Directors of ENRE.

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

Furthermore, on December 16, 2023, the Federal Government, through Executive Order No. 55/2023, declared the emergency of the National Energy Sector -including the electricity distribution segment- until December 31, 2024, and provided for the intervention of the ENRE from January 1, 2024 until the appointment of the members of the Board of Directors of ENRE.

Although CAMMESA is not a state-owned company, it usually receives funds from the Argentine Government, has a public purpose and makes decisions pursuant to SE instructions.

CAMMESA is responsible for managing the SADI to the Regulatory Framework Law and related regulations, which includes:

•	determining technical and economic dispatch of electricity (i.e., schedule of production for all generating units on a power system to match production with demand) in the SADI;
•	maximizing the system’s security and the quality of electricity supplied;
•	minimizing wholesale prices in the spot market;
•	planning energy capacity needs and optimizing energy use pursuant to the rules from time to time established by the SE;
•	monitoring the operation of the term market and administering the technical dispatch of electricity pursuant to any agreements entered into in such market;
•	acting as agent of the various WEM participants;
•	purchasing or selling electricity from or to other countries by performing the relevant import/export operations;
•	providing consulting and other services related to these activities;
•	supplying fuel pursuant to Resolution No. 95/13 of the former SE, which includes the management, acquisition, nationalization, control, reception, storage and distribution of liquid fuels to Generation Centrals through marine, river and land transportation;
•	administrating the expansion of gas pipelines associated to natural gas supply to the new thermal centrals under construction;

•	managing the availability of the generation system, formalizing, controlling and supervising the works involved with supply commitment contracts. Implementation of the maintenance plans for the thermal system;
•	implementing the increase in capacity of the central storage;
•	incorporating biodiesel to the electricity generation matrix; and
•	developing related activities pursuant to the execution of new generation infrastructure and transport, managing the trust contracts for the new thermal and nuclear centrals, especially for non-conventional sources of energy or those works within the National Hydraulic Works Program.

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

However, on January 19, 2021, the Federal Government, the Province of Buenos Aires and the City of Buenos Aires entered into a new agreement according to which the Federal Government retained the role of grantor of the concession in connection with the concession agreements (Executive Order No. 292/2021 and SE Resolution No. 16/2021).

After assumption of the new administration, it intends to adapt the regulatory framework for electricity described in the Omnibus Act, with the aim of guaranteeing the following bases:

i.	Free international trade in electricity, delegating to the exporting agent the necessary mechanisms to avoid a lack of supply to the domestic market and under conditions of security and reliability of the system, with the government being able to object for reasons based on technical or economic grounds of “security of supply”;
ii.	Free commercialisation, competition and expansion of electricity markets, especially the free choice of electricity supplier for end users;
iii.	The different items to be paid by the end user, with the express obligation of the distributor to act as collection or withholding agents for the amounts to be collected for energy, transport and taxes corresponding to the WEM and the Treasury, as applicable;
iv.	The development of electricity transmission infrastructure through open, transparent, efficient and competitive mechanisms; and
v.	Review of the administrative structures of the electricity sector. In the case of the CFEE, the reorganisation should consider its operation exclusively as a non-binding advisory body for the application authority for the development of electricity infrastructure.

In terms of environmental policy, the Omnibus Act’s sections dealing with the energy industry refer to the application of best environmental management practices in exploration, exploitation and transport of hydrocarbons. A comprehensive agenda is envisaged within the framework of the Paris Agreement in order to meet the targets for absolute net emissions of greenhouse gases (GHG), with the creation of a market for GHG emission rights, with broad and decisive participation of private companies, the public sector and other bodies for the effective achievement of the targets set and access to climate finance.

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

The WEM’s costs managed by CAMMESA are covered by mandatory contributions made by all WEM participants. In the last few years, due to the imbalance between production costs disbursed and the amount collected from the agents for their demand through prices that do not cover said costs, the WEM lost its economic self-sustainability, as stated by CAMMESA y means of Note No. 172626-1 dated 15 March 2024. The operating deficit of the WEM’s power and energy compensation funds and accounts has been financed by the Argentine Government through non-refundable contributions from the Unified Fund managed by the SE to the Sustainability Fund managed by CAMMESA, but those contributions have been suspended. All of the above has been happening within the framework of the emergency in the National Electricity Sector, established by Decree No. 55/2023 dated 16 December 16, 2023, regarding the segments of generation, transmission and distribution of electricity under federal jurisdiction and the transmission and distribution of natural gas. The Executive Branch has instructed to SE to prepare, put into effect and implement a program of necessary and indispensable actions in relation to the segments included in the aforementioned emergency, in order to establish price sanction mechanisms under competitive and free access conditions, maintain income levels in real terms and cover investment needs, so as to guarantee the continuous provision of public electricity and natural gas transmission and distribution services under appropriate technical and economic conditions for providers and users of all categories. We cannot assure whether the implementation of the program would regularize the WEM.

The following chart shows the relationships among the various actors in the WEM:

WEM Participants

The main participants in the WEM are generation, transmission and distribution companies. Large users and traders also participate in the WEM, to a lesser extent.

Generators

According to a recent report issued by CAMMESA, as of December 31, 2023, Argentina’s installed power capacity was 43,774 MW, 58% of which derived from thermal generation, 25% from hydraulic generation, 4% from nuclear generation and 13% from non-conventional sources of energy. Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

Transmitters

Electricity is transmitted from power generation plants to distribution companies through the high-voltage electricity transmission system. Transmission companies do not engage in purchases or sales of electricity, their service is governed by the Electricity Regulatory Framework and related regulations issued by the competent authority. The majority of the system is owned by Transener. Regional transmission companies own the remaining portion of the sub-transmission.

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

The distributors participate in CAMMESA by appointing two directors and two alternate directors through the Argentine Association of Electric Energy Distributors (Asociación de Distribuidoras de Energía Eléctrica de la República Argentina or “ADEERA”). As of the date of this annual report, Edgardo Alberto Volosin (our Executive Director) is the President of ADEERA, and Dr. María Jose Van Morlegan (our Legal and Regulatory Affairs Director) is a member of the Supervisory Committee of ADEERA and CAMMESA.

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

On April 29, 2023, pursuant to SE Resolution No. 323/2023, the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period, was approved. Accordingly, on May 4, 2023, by means of ENRE Resolution No. 399/2023, the values of the Company’s electricity rate schedule effective from the billing as of May 1, 2023 were approved.

Subsequently, on May 31, 2023, pursuant to ENRE Resolution No. 423/2023, the values of the Company’s electricity rate schedule effective from the billing as of June 1, 2023 were approved.

On July 25, 2023, pursuant to SE Resolution No. 612/2023, the winter quarterly reprogramming for the WEM for the August 1, 2023 October 31, 2023 period was approved.

Furthermore, on December 16, 2023, the Federal Government, through Executive Order No. 55/2023, declared the emergency of the National Energy Sector -including the electricity distribution segment- until December 31, 2024, and provided for the following: the implementation by the SE of a program of necessary and indispensable measures in order to establish the mechanisms for setting prices under conditions of competition and free access, maintain, in real terms, income levels and cover investment needs to ensure the continuous provision of the public services of electricity transmission and distribution under appropriate technical and economic conditions, both for the providers and all user categories. Also, the commencement of the RT for the providers of the public services of electricity transmission and distribution under federal jurisdiction and the resulting electricity rate schedules shall come into effect not later than December 31, 2024. The Executive Order No. 55/2023 also provided for the implementation of mechanisms allowing for citizen participation in the transitional rate adjustment process.

On February 2, 2024, through SE Resolution No. 7/2024, the quarterly summer rescheduling for the WEM was approved, for the period between February 1, 2024 and April 30, 2024.

On February 15, 2024, through Resolution No. 102/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing as of February 16, 2024, which implied a CPD increase of 319.2%. On the other hand, it modifies the users’ categories for residential tariff, going from 9 to 4 categories according to their consumption.

In view of the National Energy Sector emergency declared by Executive Order No. 55/2023 and the Public Hearing held on January 26, 2024, the approval of ENRE Resolution No. 102/2024 implied the readjustment of the Company’s electricity rate through the granting of a 319.2% increase in the CPD, with the aim of reducing the Federal Government’s transfers to the electricity sector and promoting a sustainable economic balance. The “correction” of electricity rates is essential for restoring relative prices in the economy, ensuring the economic self-sufficiency of the electricity system and laying the foundations to promote private investment.

With regard to the foregoing, it is provided that the electricity rate set in the aforementioned resolution will be temporarily in effect for a term of one year and will be adjusted on a monthly basis as from May 2024, so as to maintain its real value, by means of an adjustment mechanism of the CPD that will take into consideration the Consumer Price Index (CPI), the Wholesale Price Index (WPI), and the Salary Variation Index prepared by the INDEC.

On March 11, 2024, the ENRE instructed the Company to use the prices of Resolution SE No. 7/2024 in its electricity rate schedules from zero hours on February 1, 2024 and until the entry into force of ENRE Resolution No. 102/2024, also considering the CPD approved by ENRE Resolution No. 241/2023.

On March 26, 2024, through ENRE Resolution No. 198/2024, the values of the Company's tariff schedule are approved with effect from the billing corresponding to the reading of meters after zero hours on the 1st. April 2024, changing again the users’ categories for residential tariff, going from 4 to 6 categories according to their consumption.

On April 9, 2024, the ENRE through Resolution No. 213/2024, modified the applicable electricity rate schedule approved Resolution No. 198/2024, for subcategories G1, G2 and G3.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
SE No. 323/2023	April 29, 2023	Seasonal reference prices (1)	May-01
ENRE No. 399/2023	May 4, 2023	Electricity rate schedules	May-01
ENRE No. 423/2023	May 31, 2023	Electricity rate schedules	June 1
SE No. 612/2023	July 25, 2023	Seasonal reference prices	August 1
ENRE No. 574/2023	August 1, 2023	Electricity rate schedules	August 1
SE No. 884/2023	October 31, 2023	Seasonal reference prices (2)	November 1
ENRE No. 784/2023	November 2, 2023	Electricity rate schedules	November 1
SE No. 7/2024	February 2, 2024	Seasonal reference prices	February 1
ENRE No. 102/2024	February 15, 2024	Electricity rate schedules	February 16
ENRE No. 198/2024	March 26, 2024	Electricity rate schedules	February 1
ENRE No. 213/2024	April 9, 2024	Electricity rate schedules	February 1

(1)	It approves the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2023 October 31, 2023 period.
(2)	It approves the Summer Seasonal Programming for the WEM submitted by CAMMESA, relating to the November 1, 2023 April 30, 2024 period.

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

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund. As of December 31, 2023, the stabilization fund balance was approximately Ps.401 billion, resulting from the stabilization fund plus the over expenses of dispatch net of the Argentine treasury contributions. However, if all the funds and accounts of energy and power are considered (including the additional energy, fuel over expenses, quality supply, surplus demand pursuant to Resolution No. 1,281/06 of the SE, WEM, over expense contracts, etc.), this balance decreased to a deficit of approximately Ps. 2,620 billion. In this regard, the deficit of the WEM was financed by the Federal Government through non-refundable contributions from the Fondo Unificado (Unified Fund) administered by the SE to the stabilization fund administered by CAMMESA.

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

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, Edenor is a subsidiary of Empresa de Energía del Cono Sur S.A (“Edelcos”).

Edelcos is owned by South American Energy LLP, a UK-based company. Edelcos acquired 51% of the capital stock and votes of Edenor on June 30, 2021, following the ENRE’s approval of the change in control of Edenor on June 24, 2021. Additionally, the CNDC issued a favorable opinion on April 22, 2022, which was confirmed by resolution of the Minister of Commerce dated May 12, 2022.

Edelcos’s strategy is to develop opportunities in the power generation, electricity distribution, new energy sources, electrification of the economy and transport, with an emphasis on energy transition and ESG matters.

Edelcos believes that recent events such as the pandemic have changed the lives of people whose households have become the center of their daily activities, including work, education and entertainment. Cities will also experiment changes in the near future, redesigning neighbourhoods and city centers with a smarter view, gaining more awareness about important issues such as climate change and social responsibility. Electricity is expected to be key to all these developments and a unique opportunity for the future, where universal energy access for the globalized world is one of the goals for 2030.

Edelcos is providing technical advisory services to the Company in order to help detect new business opportunities and achieve the goal of converting Edenor in a key factor of the future Argentine economy.

For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

The following chart presents our corporate structure as of the date of this annual report:

Shareholders	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos	462,292,111	-	-	51.00%	100.00%
Treasury shares	-	30,852,251	-	3.40%	6.97%
FGS ANSES	-	242,999,553	-	26.81%	54.91%
Floating	-	168,714,526	-	18.61%	38.12%
PPP	-	-	1,596,659	0.18%	100.00%
Total per class	462,292,111	442,566,330	1,596,659	100.00%
Total capital stock			906,455,100

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps.1,272,989 million, Ps.1,233,003 million and Ps.1,185,172 million as of December 31, 2023, 2022 and 2021, respectively. For a description of our capital expenditures plan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures.”

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

The Company analyses the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets may be impaired.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Cash flows are prepared based on estimates concerning the future performance of certain variables that are sensitive to the determination of the recoverable amount, among which the following can be noted: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates, among others. Other variables have low impact on the calculation and have been estimated by the Company using the best available information. The Company has made its projections under the assumption that in the next few years it will obtain the long-overdue electricity rate adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a discount rate (WACC) in dollars of 16.24%, (translating values into Pesos for the discount in each of the scenarios presented).

However, the Company is not in a position to ensure that the future performance of the assumptions used for making its projections will be in line with that which the control authorities will define, therefore, they could differ significantly from the estimates and assessments made at the date of preparation of these financial statements.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these annual report, the Company has recorded no impairment of property, plant and equipment for the year 2023. As of December 31, 2020, the Company recorded an impairment of property, plant and equipment for Ps.17,396 million (Ps. 159,221 at the purchasing power of the currency at December 31, 2023).

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

As of December 31, 2023, the Company shows a notable improvement in its economic performance, as a consequence of the positive trend towards the sector’s normalization -closely related to the electricity rate increases of the first six-month period-, the Agreements on the Regularization of Payment Obligations entered into with CAMMESA, and the prospect that the electricity rates will be periodically adjusted and subsidies will be reduced in the short term.

In particular, the recent electricity rate adjustments of February 2023 implied an increase in the CPD of 107.8% for the month of April 2023 and 73.7% for the month of June 2023, which resulted in an improvement in the Company’s gross profit for the current fiscal year. Despite the fact that this trend did not continue until the end of the fiscal year, and that the subsequent changes made to the values of the Company’s electricity rate schedules implied only the passing through of the seasonal prices, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made, complying with the investment targets for fiscal year 2023.

Furthermore, by means of Executive Order No. 55/2023, the new Administration provided for the emergency of the National Energy Sector until December 31, 2024. In line with that, ENRE Resolution No. 102/2024 approved the values of the Company’s electricity rate schedule as from February 16, 2024, which implied the granting of a 319.2% increase in the CPD and monthly adjustments from May 2024, making it possible to restore the Company’s electricity rate situation and its economic and financial equation, ensuring the economic self-sufficiency of the electricity system for a foreseeable future.

In this regard, the Company has begun to regularize the debt with CAMMESA for energy purchased in the WEM, as from the maturities taking place from March 2020 until February 2023, by means of the implementation of two payment plans of 96 monthly installments, pursuant to the Agreements on the Regularization of Payment Obligations signed by and between the Company and CAMMESA. It is worth mentioning that the Company postponed once again the payments for energy purchased as from the maturity taking place in September 2023, a situation that, by virtue of the aforementioned ENRE Resolution No. 102/2024, the Company expects to regularize in the near future.

Additionally, the government issued Executive Order No. 70/2023, which provided for the economic, financial, fiscal, pension, tariff, healthcare, social and administrative emergency until December 31, 2025, together with other measures of a deregulatory nature for the economy as a whole, with the aim, as stated, of achieving fiscal balance. Furthermore, supplementing the aforementioned Executive Order, the bill entitled “Law of bases and starting points for the freedom of the Argentine people”, which included a comprehensive package of measures and provided, among other issues, for changes in energy-related regulations and the creation of a new regulatory entity, was introduced to Congress. Due to the fact that the aforementioned bill was rejected by a majority of lawmakers, the Executive Power decided that the bill, as it had been introduced to Congress to be dealt with in the extraordinary legislative sessions, would not be discussed again.

The context of volatility and uncertainty continued as of the date of issuance of the Financial Statements. The reforms proposed by the new administration have begun, as mentioned in the preceding paragraph, to be discussed in the legislature. At the date of issuance of this annual report, it is not possible to predict the outcome of such discussions or whether new measures will be announced. The Company’s Management permanently monitors the development of the variables that affect its business, in order to define its course of action and identify potential impacts on its financial and cash position.

Our Financial Statements must be read in light of these circumstances.

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments to the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic and expects that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to meet the costs associated with the provision of the service, as well as the need for additional investments to satisfy demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability. Therefore, the Financial Statements have been prepared using the ongoing concern basis of accounting.

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

Adjustment for inflation has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the INDEC.

The principal inflation adjustment procedures are the following:

•	Monetary assets and liabilities that are recorded in the current currency as of the statement of financial position’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
•	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.
•	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.
•	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumption of assets valued at historical cost).

•	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.
•	Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs, as established in IAS 29.
•	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they were otherwise set up.

•	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

•	After the restatement at the date indicated above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

•	IAS 29 requires all the items of this Statement to be restated in terms of the measuring unit current at the closing date of the reporting year.
•	The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometres, with an aggregate population of approximately nine million people. As of December 31, 2023, we had 3,299,278 users.

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

Regulatory changes impact our results of operations as we are paid tariffs for our services. The following ENRE resolutions, among others, have a direct impact on the tariffs we charge:

•	On June 16, 2022, by means of Executive Order No. 332/2022, the PEN established the rate segmentation system. Subsequently, by means of Resolution No. 467 dated June 27, 2022, the SE, as the regulatory authority, instructed the Undersecretariat of Energy Planning to implement the aforementioned segmentation, which was carried out by means of Directive No. 1 dated June 28, 2022.

•	On February 17, 2023, the SE instructed the ENRE to apply to the electricity rates an increase in the VAD, stating that the transitional electricity rate adjustment was to take place on or prior to March 1, 2023. Accordingly, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches, which represented an increase in CPD of 107.8% and 73,7%, respectively.

•	On April 25, 2023, pursuant to of Resolution No. 363/2023, the ENRE resolved to commence as of June 1, 2023, the RTI Process for electricity distribution companies under federal jurisdiction, in accordance with the provisions of Law No. 24,065 and Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency, as amended and supplemented. In this regard, through ENRE Resolution No. 422/2023, the Tariff Structure Review program for 2023 and the first quarter of 2024 was approved.

•	On April 29, 2023, pursuant to SE Resolution No. 323/2023, the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period, was approved. Accordingly, on May 4, 2023, by means of ENRE Resolution No. 399/2023, the values of the Company’s electricity rate schedule effective from the billing as of May 1, 2023 were approved.

•	On May 31, 2023, pursuant to ENRE Resolution No. 423/2023, the values of the Company’s electricity rate schedule effective from the billing as of June 1, 2023 were approved.

•	On July 25, 2023, pursuant to SE Resolution No. 612/2023, the winter quarterly reprogramming for the WEM for the August 1, 2023-October 31, 2023 period is approved.

•	On December 16, 2023, the Federal Government, through Executive Order No. 55/2023, declared the emergency of the National Energy Sector -including the electricity distribution segment- until December 31, 2024, and provided for the following:

-	The implementation by the SE of a program of necessary and indispensable measures in order to establish the mechanisms for setting prices under conditions of competition and free access, maintain, in real terms, income levels and cover investment needs to ensure the continuous provision of the public services of electricity transmission and distribution under appropriate technical and economic conditions, both for the providers and all user categories.
-	The commencement of the RT for the providers of the public services of electricity transmission and distribution under federal jurisdiction and the resulting electricity rate schedules shall come into effect not later than December 31, 2024.
-	The intervention of the ENRE from January 1, 2024 until the appointment of the members comprising the Board of Directors.
-	The implementation of mechanisms allowing for citizen participation in the transitional rate adjustment process.

•	On January 2, 2024, by means of Resolution No. 2/2024, the ENRE called a Public Hearing for January 26, 2024, to inform and hear opinions on the transitional electricity rate system of the distribution companies in charge of the public service of electricity.

In the above-mentioned hearing, the Company’s presentation focused on the following:

-	The importance of its customer service role, as it provides the service to users, while subsidies are only paid to the generation sector.
-	The fact that it only receives 29% of the bill it “collects”, with the remaining percentage going to the other WEM participants and to the Federal Government through taxes.
-	The insufficient adjustment of the electricity rate, which had once again led to the Company’s not having the necessary funds to pay its debts for energy purchased. [47]
-	The fact that the main generation companies of the country have historically recorded positive results and distributed dividends, whereas the Company has not distributed dividends since 2002.
-	The substantial increase in the amount of investments earmarked for 2024, should the annual revenue requirement and the request for the automatic monthly adjustment of the transitional electricity rate be approved.
-	The commencement of a process for the offsetting of the regulatory assets, the liabilities, and the debt with CAMMESA.

On February 2, 2024, through SE Resolution No. 7/2024, the quarterly summer rescheduling for the WEM was approved, for the period between February 1, 2024 and April 30, 2024.

On February 15, 2024, through Resolution No. 102/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing as of February 16, 2024, which implied a CPD increase of 319.2%. On the other hand, it modifies the users’ categories for residential tariff, going from 9 to 4 categories according to their consumption.

In view of the National Energy Sector emergency declared by Executive Order No. 55/2023 and the Public Hearing held on January 26, 2024, the approval of ENRE Resolution No. 102/2024 implied the readjustment of the Company’s electricity rate through the granting of a 319.2% increase in the CPD, with the aim of reducing the Federal Government’s transfers to the electricity sector and promoting a sustainable economic balance. The “correction” of electricity rates is essential for restoring relative prices in the economy, ensuring the economic self-sufficiency of the electricity system and laying the foundations to promote private investment.

With regard to the foregoing, it is provided that the electricity rate set in the aforementioned resolution will be temporarily in effect for a term of one year and will be adjusted on a monthly basis as from May 2024, so as to maintain its real value, by means of an adjustment mechanism of the CPD that will take into consideration the Consumer Price Index (CPI), the Wholesale Price Index (WPI), and the Salary Variation Index prepared by the INDEC.

On March 11, 2024, the ENRE instructed the Company to use the prices of Resolution SE No. 7/2024 in its electricity rate schedules from zero hours on February 1, 2024 and until the entry into force of ENRE Resolution No. 102/2024, also considering the CPD approved by ENRE Resolution No. 241/2023.

On March 26, 2024, through ENRE Resolution No. 198/2024, the values of the Company’s tariff schedule were approved with effect from the billing corresponding to the reading of meters after zero hours on May 1, 2024, changing again the users’ categories for residential tariff, going from 4 to 6 categories according to their consumption.

On April 9, 2024, the ENRE through Resolution No. 213/2024, modified the applicable electricity rate schedule approved Resolution No. 198/2024, for subcategories G1, G2 and G3.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
SE No. 323/2023	April 29, 2023	Seasonal reference prices (1)	May-01
ENRE No. 399/2023	May 4, 2023	Electricity rate schedules	May-01
ENRE No. 423/2023	May 31, 2023	Electricity rate schedules	June 1
SE No. 612/2023	July 25, 2023	Seasonal reference prices	August 1
ENRE No. 574/2023	August 1, 2023	Electricity rate schedules	August 1
SE No. 884/2023	October 31, 2023	Seasonal reference prices (2)	November 1
ENRE No. 784/2023	November 2, 2023	Electricity rate schedules	November 1
SE No. 7/2024	February 2, 2024	Seasonal reference prices	February 1
ENRE No. 102/2024	February 15, 2024	Electricity rate schedules	February 16
ENRE No. 198/2024	March 26, 2024	Electricity rate schedules	February 1
ENRE No. 213/2024	April 9, 2024	Electricity rate schedules	February 1

(3)	It approves the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period.
(4)	It approves the Summer Seasonal Programming for the WEM submitted by CAMMESA, relating to the November 1, 2023-April 30, 2024 period.

The following table sets forth the composition of our net sales (stated in millions of Pesos in constant currency) for the periods indicated:

	Year ended December 31
	2023	2022	2021
	(Figures in millions)
Sales of Electricity	697,746	637,145	683,800
Right of use of poles	2,934	3,472	4,257
Connection Charges and reconnection charges	418	377	445
Net sales	701,098	640,994	688,502

The following tables show Edenor’s energy sales by category of user (in GWh) for the periods indicated:

	Year ended December 31,
	2023		2022		2021
Residential	10,833	46%	10,362	45%	9,868	45.0%
Small Commercial	2,153	8%	2,056	9%	1,839	8.0%
Medium Commercial	1,552	7%	1,529	7%	1,448	7.0%
Industrial	3,680	16%	3,714	16%	3,492	16.0%
Wheeling System(1)	3,933	17%	3,776	17%	3,703	17.0%
Public Lighting	599	3%	634	3%	665	3.0%
Shantytowns	788	3%	755	3%	695	3.0%
Total	23,538	100%	22,826	100%	21,710	100%

(1)	Wheeling charges represent our tariffs for generators and large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

Our revenues and results of operations are principally affected by economic conditions in Argentina, changes in our regulated tariffs and fluctuations in demand for electricity within our service area. To a lesser extent, our revenues and results of operations are also affected by service interruptions or reductions in excess of those general standards set forth under ENRE´s regulations.

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

Economic Performance and Outlook

Economic Activity

In accordance with the latest available data, as of December 31, 2023, the economic activity recorded a negative variation of 4.5% as compared to the same period of the previous year, with the accumulated variation registering a decrease of 1.6% annually compared to 2022.

Price Trends

In terms of inflation, Argentina has experienced and continues facing significant inflationary pressures, which were accentuated in the last months of 2023. The CPI prepared by INDEC had a cumulative year on year-increase of 211.4% as of December 2023 (compared to the same period in 2022), while the Internal Wholesale Price Index ("IPIM"), presented an accumulated increase of 276.4% for the same period.

Trade Balance

In terms of trade balance, according to the latest data published by INDEC in the Argentine Commercial Exchange report, exports reached U.S.$61,464 million while imports represented U.S.$69,464 million. The trade balance registered an accumulated deficit of U.S.$8,000 million, while in the same period of 2022 a surplus of U.S.$5,822 million had been registered, which was explained by a 25.3% decrease in exports partially offset by a 9.2% drop in imports. Consequently, trade (exports plus imports) decreased 17.6% compared to the same period of the previous year, reaching U.S.$ 130,928 million in 2023.

Fiscal Situation

During 2023, the fiscal deficit reached 2.9% of GDP, exceeding the agreement reached with the IMF for up to 1.9%. In addition, the BCRA’s reserves reached U.S.$9,064 billion. In December, the average balance of the monetary base was Ps.9.2 trillion, which implied a monthly expansion of 18.1% ($1,412 billion). These fluctuations, added to the depreciation of the Peso against the US dollar, have had a significant impact on our costs and on obtaining the imported inputs that Edenor's activity requires on time. Regarding the conditions of the local foreign exchange market in accordance with Communication “A” 3500 of the BCRA, the Peso/dollar exchange rate reached a value of 808.45 pesos per dollar as of December 31, 2023, having increased by 356.3% compared with December 2022.

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

In 2023, the SE and the ENRE issued several resolutions in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price). See “Item 5. Operating and Financial Review and Prospects - Operating Results- Factors Affecting Our Results of Operations”.

During 2023 and 2022, Edenor purchased all of the energy in the market at an average monomic price of Ps.9,514.81 / MWh and Ps.4,420.46 / MWh at nominal values, respectively.

We purchased a total of 27,676 GWh in 2023, 27,158 GWh in 2022 and 26,373 GWh in 2021. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, we have purchased all of our energy supply in the WEM at the monomic price. We have not purchased any energy under long-term supply contracts since 2004.

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

	Year ended December 31,
	2023	2022	2021
Technical losses	9.0%	9.3%	9.4%
Non technical losses	5.8%	6.6%	8.2%
Total losses	14.9%	15.9%	17.6%

The rolling annual rate of total losses for 2023 decreased to 14.9%, compared to 15.9% in the previous year. In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. The theft of energy in these areas continues to be the main factor in the increase in total losses in the last five years.

In 2023, the plan launched in previous years, whose objective is the installation of 250,000 MIDE self-managed meters, continued to be implemented. The plan aims to increase electricity access by normalizing clandestine consumers, inactive customers and chronic delinquent customers, in order to allow for the safe and efficient use of the network. Throughout the year, 7,858 of these meters were installed, with the number of installed MIDEs thus totalling 237,333.

At the same time, through the installation of the new network type of MULCON, the invulnerability of MIDE meters, and further development of analytical and artificial intelligence tools, make it possible to improve effectiveness of inspections and thereby reduce energy theft. The amount of GWh sold in the MIDE customer segment reached 736 GWh, an increase of 7% (+48 GWh compared to 2022).

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

On January 30, 2007, the ENRE formally approved our tariff schedule reflecting the 28% increase in the distribution margins charged to our non-residential users contemplated by the Adjustment Agreement. In addition, because the Adjustment Agreement is effective retroactively from November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM.

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

On August 22, 2022, through of ENRE Resolution No. 292/2022, all proceedings were provisionally terminated because the docket showed no activity as a result of ME Resolutions Nos. 590 and 656/2021, and the provisions of such resolutions remained in effect until notice of the final judgements on the related proceedings is given to the ENRE by any reliable means, situation which remains unchanged as the date of this annual report.

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

Consequently, once the aforementioned credits have been deducted, the Company agrees to pay a debt of Ps.32,985 million (Ps. 52,276 million in constant currency) to be paid under a payment plan in 96 progressively increasing installments, with a six-month grace period and at the rate in effect in the WEM, reduced by 50%. The relevant adjustments, as agreed-upon in the agreement, will be added to such amount.

Pursuant to Article Six of the Memorandum of Agreement, the payment of all the obligations when due is conditioned on the ENRE granting an increase in the VAD, which also implies the approval of the payment schedule, independently of the readjustment of the electricity rate.

As regards the credits recognized by the SE, the Company considers them to be vested rights inasmuch as they are not subject to any condition, therefore, the Company recognizes the effects in 2022 fiscal year.

The above-mentioned credits relate to the following concepts :

Concept	Amount (in million)
a) Implementation of policies to benefit the demand (2 bills)	Ps. 9,670
b) Maintenance of electricity rates (1 bill)	Ps. 4,835
c) Investment Plan (0.37 bills)	Ps. 1,802
d) Section 2 Res. 642/22 (1.63 bills)	Ps. 7,867
5 bills	Ps. 24,174

Furthermore, on July 28, 2023, the Company and CAMMESA entered into an Agreement on the Regularization of Payment Obligations for the periods between September 1, 2022 and February 28, 2023 (SE Resolutions Nos. 56 and 555/2023), pursuant to which the Company recognizes that it owes CAMMESA a sum of Ps. 26,388 million, which adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023 amounts to Ps. 42,391 million, for the past due periods from September 2022 through February 2023. The Company agrees to pay the aforementioned debt through a new payment plan in 96 installments, with the value of each monthly installment to be adjusted in accordance with the development of the MWh value in effect at each time.

As of December 31, 2023 and 2022, the impact of the aforementioned agreements -those signed on December 29, 2022 and on July 28, 2023, and the one signed on December 29, 2022 (the part relating to the credits recognized by CAMMESA)-, amounts to Ps.197,731 million and Ps.56,479 million, respectively, and is disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss). The Payment plan liability, including both financial components accrued, and payments made, amounts to Ps.121,224 million, and is disclosed in the Other payables account of the Statement of Financial Position.

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

Additionally, on December 16, 2020, the Executive Branch issued Decree No. 1020/2020 which extended the freeze on electricity rates prescribed by (i) the Productive Reactivation Law (which authorized the Executive Power to maintain electricity tariffs under federal jurisdiction freezed) until March 31, 2021, or until the new transitional electricity rate schedules come into effect, whichever occurs first; and (ii) the Federal Government’s budget for fiscal year 2023 extended until March 2023 the period to complete a new RTI process and through Decree No. 815/2022, it was extended again until December 2023.

Within the framework of the transition tariff regime, the Company obtained two transitional tariff adjustments: (i) , through Resolution No. 76/2022, applied the new tariff schedules effective as of March 1, 2022, with an increase in CPD of 8% for Edenor; and (ii) on February 28, 2023, by means of Resolution No. 241/2023, which incorporated a new electricity rate schedule, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches.

Decree No. 55/2023 determined the beginning of a new RT process and established that the adoption of a new tariff schedule may not exceed December 31, 2024.

On January 2, 2024, by means of Resolution No. 2/2024, the ENRE called a Public Hearing for January 26, 2024, to make known and hear opinions on the transitional electricity rate system of the distribution companies in charge of the public service of electricity.

In the above-mentioned hearing, the Company’s presentation focused on the following:

-	The importance of its customer service role, as it is the link that attends and provides the service to users, while subsidies are only paid to the generation sector.
-	The fact that it only receives 29% of the bill it “collects”, with the remaining percentage going to the other WEM participants and to the Federal Government through taxes.
-	The insufficient adjustment of the electricity rate, which had once again led to the Company’s not having the necessary funds to pay its debts for energy purchased.
-	The fact that the main generation companies of the country have historically recorded positive results and distributed dividends, whereas the Company has not distributed dividends since 2002.
-	The substantial increase in the amount of investments earmarked for 2024, should the annual revenue requirement and the request for the automatic monthly adjustment of the transitional electricity rate be approved.
-	The commencement of a process for the offsetting of the regulatory assets, the liabilities, and the debt with CAMMESA.

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

	VAD
Tariff(1)	Nov-01	Jan-05	Feb-07	Oct-08	RES. 1301/12 (2)	RES. 1/16	RES. 92/17 Feb	RES. 92/17 Mar	RES. 603/17 Dec	RES. 33/18 Feb	RES. 208/18 Feb	RES. 25/19 Feb	RES. 27/19 Mar	RES. 104/19 May	RES. 262/21 Aug	RES. 554/22 Nov	RES. 784/23 Nov	RES. 102/24 16Feb	RES. 198/24 Abr
Residential
T1R1 (0-300)	49.40%	44.50%	44.50%	44.58%	11.26%	30.63%	26.60%	19.07%	18.10%	19.99%	16.71%	12.62%	15.86%	15.86%	21.41%	11.38%	16.36%	22.73%	22.73%
T1R2 (301-650)	36.20%	33.00%	33.00%	30.70%	4.80%	15.40%	23.49%	16.54%	15.20%	16.91%	14.01%	10.47%	13.34%	13.34%	19.41%	10.56%	16.12%	23.32%	23.32%
T1R3 (651-800)				31.94%	4.55%	14.48%	26.66%	19.15%	17.74%	19.58%	16.36%	12.34%	15.55%	15.55%	21.55%	11.92%	18.31%	22.49%	22.49%
T1R4 (801-900)				31.51%	4.32%	13.91%	29.46%	21.55%	20.08%	22.07%	18.57%	14.13%	17.69%	17.69%	23.60%	13.23%	20.18%	34.63%	34.63%
T1R5 (901-1000)				32.63%	4.35%	14.04%	33.25%	24.91%	23.42%	25.63%	21.78%	16.79%	20.82%	20.82%	26.29%	15.00%	22.58%	33.81%	33.81%
T1R6 (1001-1200)				26.20%	4.19%	15.98%	37.51%	28.95%	27.52%	29.93%	25.75%	20.18%	24.75%	24.75%	29.59%	17.21%	25.53%	32.81%	37.30%
T1R7 (1201-1400)				27.10%	3.98%	15.25%	41.21%	32.64%	32.80%	38.44%	33.90%	27.52%	34.28%	34.28%	37.70%	23.35%	32.93%	47.69%	45.27%
T1R8 (1401-2800)				25.87%	4.81%	17.83%	45.69%	37.36%	40.50%	46.79%	42.30%	35.64%	40.55%	40.55%	44.28%	28.39%	38.00%	48.90%	48.83%
T1R9 (> 2800)				22.48%	3.84%	14.81%	46.83%	38.62%	39.94%	45.06%	40.52%	33.86%	39.02%	39.02%	43.59%	25.71%	32.62%	39.42%	39.48%
Commercial - small demands
T1G1	55.10%	40.00%	47.80%	48.66%	21.91%	53.18%	53.79%	45.89%	48.82%	49.63%	45.38%	39.58%	45.32%	44.17%	46.11%	24.56%	45.21%	41.92%	41.92%
T1G2	53.60%	31.10%	43.60%	42.47%	15.97%	41.52%	52.94%	44.89%	47.86%	48.54%	44.23%	38.40%	44.08%	42.92%	45.34%	23.88%	44.44%	40.82%	40.82%
T1G3				37.40%	9.13%	26.24%	52.74%	44.65%	47.54%	48.27%	43.94%	38.11%	43.61%	42.45%	44.99%	23.58%	44.09%	40.56%	40.56%
Commercial - medium demand (T2):	43.30%	27.90%	35.50%	37.81%	16.03%	44.80%	74.18%	74.07%	43.55%	43.75%	39.34%	32.08%	37.59%	36.58%	38.90%	20.08%	29.46%	34.51%	34.51%
Industrial:
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.70%	15.37%	43.74%	46.90%	37.97%	39.76%	39.92%	35.43%	28.19%	33.60%	32.61%	35.18%	17.35%	26.06%	30.49%	30.49%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.01%	11.99%	22.80%	23.80%	23.52%	27.24%	29.62%	22.67%	18.43%	23.00%	22.30%	13.90%	9.36%	17.31%	25.85%	25.85%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.12%	8.46%	30.72%	30.38%	22.08%	23.59%	23.63%	19.93%	14.71%	18.53%	17.79%	21.91%	9.23%	14.92%	16.33%	16.33%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.64%	7.09%	14.50%	13.19%	13.00%	15.44%	17.28%	12.42%	9.67%	12.54%	12.09%	8.03%	5.20%	10.26%	14.40%	14.40%
Average Tariff	41.20%	28.50%	33.90%	33.04%	9.57%	28.33%	39.07%	32.45%	32.18%	34.02%	29.12%	23.23%	28.49%	27.48%	28.08%	15.70%	25.07%	31.66%	31.67%
	VAD
Tariff(1)	Nov-01	Jan-05	Feb-07	Oct-08	RES. 1301/12 (2)	RES. 1/16	RES. 92/17 Feb	RES. 92/17 Mar	RES. 603/17 Dec	RES. 33/18 Feb	RES. 208/18 Feb	RES. 25/19 Feb	RES. 27/19 Mar	RES. 104/19 May	RES. 262/21 Aug	RES. 554/22 Nov	RES. 784/23 Nov	RES. 102/24 16Feb	RES. 198/24 Abr
Residential
T1R1 (0-300)	49.40%	44.50%	44.50%	44.58%	11.26%	30.63%	26.60%	19.07%	18.10%	19.99%	16.71%	12.62%	15.86%	15.86%	21.41%	11.38%	16.36%	22.73%	22.73%
T1R2 (301-650)	36.20%	33.00%	33.00%	30.70%	4.80%	15.40%	23.49%	16.54%	15.20%	16.91%	14.01%	10.47%	13.34%	13.34%	19.41%	10.56%	16.12%	23.32%	23.32%
T1R3 (651-800)				31.94%	4.55%	14.48%	26.66%	19.15%	17.74%	19.58%	16.36%	12.34%	15.55%	15.55%	21.55%	11.92%	18.31%	22.49%	22.49%
T1R4 (801-900)				31.51%	4.32%	13.91%	29.46%	21.55%	20.08%	22.07%	18.57%	14.13%	17.69%	17.69%	23.60%	13.23%	20.18%	34.63%	34.63%
T1R5 (901-1000)				32.63%	4.35%	14.04%	33.25%	24.91%	23.42%	25.63%	21.78%	16.79%	20.82%	20.82%	26.29%	15.00%	22.58%	33.81%	33.81%
T1R6 (1001-1200)				26.20%	4.19%	15.98%	37.51%	28.95%	27.52%	29.93%	25.75%	20.18%	24.75%	24.75%	29.59%	17.21%	25.53%	32.81%	37.30%
T1R7 (1201-1400)				27.10%	3.98%	15.25%	41.21%	32.64%	32.80%	38.44%	33.90%	27.52%	34.28%	34.28%	37.70%	23.35%	32.93%	47.69%	45.27%
T1R8 (1401-2800)				25.87%	4.81%	17.83%	45.69%	37.36%	40.50%	46.79%	42.30%	35.64%	40.55%	40.55%	44.28%	28.39%	38.00%	48.90%	48.83%
T1R9 (> 2800)				22.48%	3.84%	14.81%	46.83%	38.62%	39.94%	45.06%	40.52%	33.86%	39.02%	39.02%	43.59%	25.71%	32.62%	39.42%	39.48%
Commercial - small demands
T1G1	55.10%	40.00%	47.80%	48.66%	21.91%	53.18%	53.79%	45.89%	48.82%	49.63%	45.38%	39.58%	45.32%	44.17%	46.11%	24.56%	45.21%	41.92%	41.92%
T1G2	53.60%	31.10%	43.60%	42.47%	15.97%	41.52%	52.94%	44.89%	47.86%	48.54%	44.23%	38.40%	44.08%	42.92%	45.34%	23.88%	44.44%	40.82%	40.82%
T1G3				37.40%	9.13%	26.24%	52.74%	44.65%	47.54%	48.27%	43.94%	38.11%	43.61%	42.45%	44.99%	23.58%	44.09%	40.56%	40.56%
Commercial - medium demand (T2):	43.30%	27.90%	35.50%	37.81%	16.03%	44.80%	74.18%	74.07%	43.55%	43.75%	39.34%	32.08%	37.59%	36.58%	38.90%	20.08%	29.46%	34.51%	34.51%
Industrial:
T3 low voltage below 300kw	44.20%	26.50%	34.30%	37.70%	15.37%	43.74%	46.90%	37.97%	39.76%	39.92%	35.43%	28.19%	33.60%	32.61%	35.18%	17.35%	26.06%	30.49%	30.49%
T3 low voltage over 300kw	42.60%	24.50%	32.10%	27.01%	11.99%	22.80%	23.80%	23.52%	27.24%	29.62%	22.67%	18.43%	23.00%	22.30%	13.90%	9.36%	17.31%	25.85%	25.85%
T3 medium voltage below 300kw	29.30%	14.10%	19.70%	25.12%	8.46%	30.72%	30.38%	22.08%	23.59%	23.63%	19.93%	14.71%	18.53%	17.79%	21.91%	9.23%	14.92%	16.33%	16.33%
T3 medium volgate over 300kw	27.30%	12.30%	17.50%	17.64%	7.09%	14.50%	13.19%	13.00%	15.44%	17.28%	12.42%	9.67%	12.54%	12.09%	8.03%	5.20%	10.26%	14.40%	14.40%
Average Tariff	41.20%	28.50%	33.90%	33.04%	9.57%	28.33%	39.07%	32.45%	32.18%	34.02%	29.12%	23.23%	28.49%	27.48%	28.08%	15.70%	25.07%	31.66%	31.67%

	Average Taxes
Tariff(1)	Nov-01	Jan-05	Feb-07	Oct-08	RES. 1301/12 (2)	RES. 1/16	RES. 92/17 Feb	RES. 92/17 Mar	RES. 603/17 Dec	RES. 33/18 Feb	RES. 208/18 Feb	RES. 25/19 Feb	RES. 27/19 Mar	RES. 104/19 May	RES. 262/21 Aug	RES. 554/22 Nov	RES. 784/23 Nov	RES. 102/24 16Feb	RES. 198/24 Abr
Residential
T1R1 (0-300)	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	28.70%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1R2 (301-650)	29.20%	29.20%	29.20%	29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1R3 (651-800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1R4 (801-900)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1R5 (901-1000)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1R6 (1001-1200)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1R7 (1201-1400)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1R8 (1401-2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1R9 (> 2800)				29.23%	29.23%	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
Commercial - small demands
T1G1	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1G2	25.60%	25.60%	25.60%	25.64%	25.64%	25.64%	25.64%	25.64%	25.64%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
T1G3				25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%
Commercial - medium demand (T2):	25.60%	25.60%	25.60%	25.63%	25.63%	25.63%	25.63%	25.63%	25.63%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%
Industrial:
T3 low voltage below 300kw	25.70%	25.70%	25.70%	25.66%	25.66%	25.66%	25.66%	25.66%	25.66%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%
T3 low voltage over 300kw	25.60%	25.60%	25.60%	25.62%	25.62%	25.62%	25.62%	25.62%	25.62%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%
T3 medium voltage below 300kw	25.70%	25.70%	25.70%	25.68%	25.68%	25.68%	25.68%	25.68%	25.68%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%
T3 medium volgate over 300kw	25.70%	25.70%	25.70%	25.69%	25.69%	25.69%	25.69%	25.69%	25.69%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%
Average Tariff	27.20%	27.20%	27.20%	27.24%	27.24%	27.24%	27.24%	27.24%	27.24%	23.63%	23.64%	23.47%	22.75%	24.14%	23.72%	23.72%	23.72%	24.70%	24.70%

	Electric Power Purchases
Tariff(1)	Nov-01	Jan-05	Feb-07	Oct-08	RES. 1301/12 (2)	RES. 1/16	RES. 92/17 Feb	RES. 92/17 Mar	RES. 603/17 Dec	RES. 33/18 Feb	RES. 208/18 Feb	RES. 25/19 Feb	RES. 27/19 Mar	RES. 104/19 May	RES. 262/21 Aug	RES. 554/22 Nov	RES. 784/23 Nov	RES. 102/24 16Feb	RES. 198/24 Abr
Residential
T1R1 (0-300)	21.90%	26.80%	26.80%	26.55%	60.00%	40.65%	44.71%	52.23%	53.20%	58.18%	61.46%	65.86%	62.62%	62.62%	57.07%	67.11%	62.12%	53.83%	53.83%
T1R2 (301-650)	34.60%	37.80%	37.80%	39.81%	65.91%	55.33%	47.28%	54.23%	55.57%	61.25%	64.15%	68.01%	65.15%	65.15%	59.07%	67.92%	62.36%	53.24%	53.24%
T1R3 (651-800)				38.51%	66.15%	56.23%	44.11%	51.61%	53.02%	58.59%	61.81%	66.15%	62.93%	62.93%	56.93%	66.57%	60.17%	54.07%	54.07%
T1R4 (801-900)				38.98%	66.39%	56.81%	41.30%	49.22%	50.68%	56.09%	59.60%	64.35%	60.79%	60.79%	54.88%	65.26%	58.30%	41.93%	41.93%
T1R5 (901-1000)				37.88%	66.37%	56.69%	37.51%	45.86%	47.34%	52.54%	56.39%	61.69%	57.66%	57.66%	52.19%	63.49%	55.91%	42.75%	42.75%
T1R6 (1001-1200)				44.32%	66.51%	54.73%	33.26%	41.81%	43.25%	48.24%	52.42%	58.30%	53.74%	53.74%	48.89%	61.27%	52.95%	43.75%	39.26%
T1R7 (1201-1400)				43.46%	66.73%	55.47%	29.55%	38.13%	37.96%	39.73%	44.27%	50.96%	44.21%	44.21%	40.78%	55.13%	45.55%	28.87%	31.29%
T1R8 (1401-2800)				44.70%	65.89%	52.88%	25.08%	33.40%	30.27%	31.38%	35.86%	42.85%	37.93%	37.93%	34.20%	50.10%	40.48%	27.66%	27.73%
T1R9 (> 2800)				48.20%	66.88%	55.92%	23.93%	32.15%	30.83%	33.11%	37.64%	44.62%	39.47%	39.47%	34.89%	52.77%	45.87%	37.14%	37.08%
Commercial - small demands
T1G1	19.20%	34.30%	26.50%	25.50%	52.34%	21.11%	20.53%	28.43%	25.50%	28.54%	32.79%	38.90%	33.16%	34.31%	32.37%	53.92%	33.27%	34.64%	34.64%
T1G2	20.70%	43.20%	30.70%	32.04%	58.29%	32.79%	21.42%	29.47%	26.50%	29.63%	33.93%	40.09%	34.40%	35.56%	33.14%	54.60%	34.05%	35.74%	35.74%
T1G3				37.57%	65.12%	48.04%	21.63%	29.71%	26.82%	29.90%	34.22%	40.37%	34.88%	36.03%	33.49%	54.90%	34.39%	36.00%	36.00%
Commercial - medium demand (T2):	31.00%	46.40%	38.90%	36.12%	58.15%	29.47%	0.18%	0.29%	30.81%	31.20%	35.62%	42.87%	37.36%	38.38%	36.06%	54.87%	45.50%	40.00%	40.00%
Industrial:
T3 low voltage below 300kw	30.10%	47.80%	40.10%	36.32%	58.84%	30.53%	27.44%	36.36%	34.58%	35.04%	39.53%	46.76%	41.35%	42.34%	39.77%	57.60%	48.89%	44.01%	44.01%
T3 low voltage over 300kw	31.80%	49.90%	42.30%	47.14%	62.29%	51.55%	50.58%	50.86%	47.14%	45.33%	52.28%	56.53%	51.96%	52.66%	61.05%	65.59%	57.65%	48.66%	48.66%
T3 medium voltage below 300kw	45.00%	60.30%	54.60%	48.81%	65.73%	43.51%	43.94%	52.24%	50.73%	51.32%	55.02%	60.25%	56.42%	57.16%	53.05%	65.73%	60.04%	58.18%	58.18%
T3 medium volgate over 300kw	47.00%	62.00%	56.80%	56.40%	67.11%	59.77%	61.11%	61.31%	58.87%	57.68%	62.53%	65.28%	62.41%	62.86%	66.93%	69.75%	64.69%	60.10%	60.10%
Average Tariff	31.50%	44.20%	38.90%	39.47%	63.10%	44.38%	33.70%	40.31%	40.58%	42.35%	47.24%	53.30%	48.76%	48.38%	48.20%	60.58%	51.21%	43.65%	43.63%

(1)	T1R1 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is less than or equal to 300 KWh. T1R2 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 300 KWh but less than 800 KWh. TIR3 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 800 KWh but less than 1000 KWh. TIR4 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1000 KWh but less than 1200 KWh. TIR5 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1200KWh but less than 1,400 KWh TIR6 refers to residential users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1,400 KWh. T1G1 refers to commercial users whose peak capacity demand is less than 10kW and whose bimonthly energy demand is less than or equal to 1600 KWh. T1G2 refers to commercial users whose peak capacity demand is less than 10 kW and whose bimonthly energy demand is greater than 1600 KWh but less than 4,000 KWh. T1G3 refers to commercial users whose peak capacity demand is greater than 4,000 KWh. T2 refers to commercial users whose peak capacity demand is greater than 10 kW but less than 50 KW. T3 refers to users whose peak capacity demand is equal to or greater than 50 kW. The T3 category is applied to high-demand users according to the voltage (tension) at which each user is connected. Low tension is defined as voltage less than or equal to 1 kV and medium tension is defined as voltage greater than 1kV but less than 66 kV.

(2)	On November 7, 2011, the SE issued Resolution No. 1,301/11, which established the summer scheduling, eliminating the Argentine Government grants to certain economic activities, which, in accordance with the provisions of the Resolution, are in conditions to pay the actual cost that needs to be incurred for being supplied with their demand of electricity. The removal of the Argentine Government grants has been extended to residential users, who were classified by geographical areas and type of residence. The modification related only to electricity purchase prices in the Wholesale Electricity Market, for which reason the Company’s VAD (value added for distribution) remained almost unchanged.

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

In addition, energy demand fluctuates on a seasonal basis. Climate change and, in particular, high extreme temperatures generate higher demand. We seek to contribute to the fight against climate change by promoting the development, promotion and diffusion of new technologies, environmental awareness, and energy efficiency.

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2013	125,239	24,902	19.9%
2014	126,467	24,860	19.7%
2015	132,110	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,530	25,950	19.6%
2018	133,010	25,906	19.5%
2019	128,946	24,960	19.4%
2020	127,307	25,124	19.7%
2021	133,877	26,373	19.7%
2022	138,775	27,158	19.6%
2023	140,883	27,676	19.6%

Source: CAMMESA

(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia Wholesale Electricity Market, or WEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

In 2023, the demand of electricity amounted to 27,676 GWh, which represented a 2% increase as compared to 2022, whereas the WEM’s demand amounted to 140,883 GWh (+1.5% interannual). The variation in Edenor’s demand was mainly due to temperature, elasticity, and the level of the economic activity.

Capacity demand

As of December 31, 2023, the electricity demand was covered as follows: 49% (thermal), 27% (hydro); 4% (imports); 6% (nuclear) and 14% (renewable).

Furthermore, the dispatch of nuclear-generated power decreased slightly as compared to its historical values due to extended maintenance activities at Atucha II Nuclear Power Generation Plant.

As compared to the previous year, the consumption of fuel oil increased 16.9%, whereas that of diesel fuel and mineral coal decreased by 72.3% and 33%, respectively. Furthermore, the consumption of natural gas for electric power generation recorded a slight decrease (1.8% as compared to 2022). It is worth pointing out that after the coming into service, as from September 2023, of the GPNK (Gasoducto Presidente Néstor Kirchner) gas pipeline, almost all the natural gas for electric power generation (99.5%) is of national origin, with daily shortages being supplied with LNG and without the need to purchase gas from Bolivia (as in prior years); a situation which is expected to continue over the next year.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,635 employees and contracts with third-party services companies that count with 6,647 employees as of December 31, 2023. See “Item 6. Directors, Senior Management and Employees—Employees.”

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

On March 5, 2021, by means of Resolution No. 53/2021, the ENRE called a Public Hearing to make known and listen to opinions on the distribution companies’ Transitional Tariff System, with such Public Hearing being held in the framework of the RTI Process and prior to defining the electricity rates to be applied by the referred to concession holders. On March 30, Edenor made a presentation at the Public Hearing to discuss the transitional tariff adjustment of the Distribution, including revenue requirements and a new tariff structure proposal to cover the public service expenses and investment needs.

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

On February 17, 2023, the SE instructed the ENRE to apply to the electricity rates increase in the VAD, stating that the transitional electricity rate adjustment was to take place on or prior to March 1, 2023. Accordingly, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches, which represented an increase in CPD of 107.8% and 73,7%, respectively.

On April 25, 2023, pursuant to Resolution No. 363/2023, the ENRE resolved to commence as of June 1, 2023 the Tariff Structure Review (RTI) Process for electricity distribution companies under national jurisdiction, in accordance with the provisions of Law No. 24,065 and Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency, as amended and supplemented. In this regard, through ENRE Resolution No. 422/2023, the Tariff Structure Review program for 2023 and the first quarter of 2024 was approved.

Furthermore, on December 16, 2023, the Federal Government, through Executive Order No. 55/2023, declared the emergency of the National Energy Sector -including the electricity distribution segment- until December 31, 2024, and provided for the following:

-	The implementation by the SE of a program of necessary and indispensable measures in order to establish the mechanisms for setting prices under conditions of competition and free access, maintain, in real terms, income levels and cover investment needs to ensure the continuous provision of the public services of electricity transmission and distribution under appropriate technical and economic conditions, both for the providers and all user categories.
-	The commencement of the RT for the providers of the public services of electricity transmission and distribution under federal jurisdiction and the resulting electricity rate schedules shall come into effect not later than December 31, 2024.
-	The intervention of the ENRE from January 1, 2024 until the appointment of the members comprising the Board of Directors.

-	The implementation of mechanisms allowing for citizen participation in the transitional rate adjustment process.

On January 2, 2024, through Resolution No. 2/2024, the ENRE called a Public Hearing for January 26, 2024, to make known and listen to opinions on the transitional electricity rate system of the distribution companies in charge of the public service of electricity.

On February 15, 2024, through Resolution No. 102/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing was as of February 16, 2024.

In view of the National Energy Sector emergency declared by Executive Order No. 55/2023 and the Public Hearing held on January 26, 2024, the approval of ENRE Resolution No. 102/2024 implied the readjustment of the Company’s electricity rate through the granting of a 319.2% increase in the CPD, with the aim of reducing the Federal Government’s transfers to the electricity sector and promoting a sustainable economic balance. The “correction” of electricity rates is essential for restoring relative prices in the economy, ensuring the economic self-sufficiency of the electricity system and laying the foundations to promote private investment.

With regard to the foregoing, it is provided that the electricity rate set in the aforementioned resolution will be temporarily in effect for a term of one year and will be adjusted on a monthly basis as from May 2024, so as to maintain its real value, by means of an adjustment mechanism of the CPD that will take into consideration the Consumer Price Index (CPI), the Wholesale Price Index (WPI), and the Salary Variation Index prepared by the INDEC.

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

On December 29, 2022, and following the guidelines set forth in both the Federal Government’s budget for fiscal year 2021 and 2022, section 87 of Law No. 27,591, Resolution SE No. 40/2021 and Decree No. 88/2022 concerning the “Special system for the settlement of debts”, the Company, the Federal Government, the ENRE and CAMMESA signed the 2022 Agreement pursuant to which the Company recognizes to owe CAMMESA a sum of Ps. 57,159 million, for the periods from September 2020 to August 2022. Furthermore, the SE recognized a credit in favor of the Company in the amount of Ps. 24,174 million (at nominal values).

Consequently, once the aforementioned credits have been deducted, the Company agrees to pay a debt of Ps.32,985 million to be paid under a payment plan in 96 progressively increasing installments, with a six-month grace period and at the rate in effect in the WEM, reduced by 50%. The relevant adjustments, as agreed-upon in the agreement, will be added to such amount.

Pursuant to Section 6 of the 2022 Agreement, the granting by the ENRE of an increase in the VAD was a condition precedent to the payment of all the obligations when due. On March 1, 2023, Resolution ENRE N° 241/2023 authorized an increase of 107,8% and 73,7% of VAD as from April and June, respectively.

On July 27, 2023, the SE instructed CAMMESA to define the payment plan in accordance with the methodologies set forth therein. In this regard, on July 31, 2023, CAMMESA agreed to the payment plan by means of Note B-168538-1. The Company has recognized that it owes a sum of Ps.32,985 million, which adjusted in accordance with the established procedures amounts to Ps.52,276 million.

Furthermore, on July 28, 2023, the Company and CAMMESA entered into an Agreement on the Regularization of Payment Obligations for the periods between September 1, 2022 and February 28, 2023 (SE Resolutions Nos. 56 and 555/2023), pursuant to which the Company recognizes that it owes CAMMESA a sum of Ps. 26,388 million, which adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023 amounts to Ps.42,391 million, for the past due periods from September 2022 through February 2023. The Company agrees to pay the aforementioned debt through a new payment plan in 96 installments, with the value of each monthly installment to be adjusted in accordance with the development of the MWh value in effect at each time.

As of December 31, 2023 and 2022, the impact of the aforementioned agreements -those signed on December 29, 2022 and on July 28, 2023, and the one signed on December 29, 2022 (the part relating to the credits recognized by CAMMESA)-, amounts to Ps.197,731 million and Ps.56,479 million, respectively, and is disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss).

At the date of issuance of this annual report, the Company has delivered post-dated checks for Ps.5,022 million to pay the first ten installments with maturities from August 2023 through January 2024.

The following table provides a summary of our operations for the years ended December 31, 2023 and 2022.

Statement of comprehensive income (loss)

	2023	2022
	Ps.	Ps.
Revenue (1)	701,098	640,994
Electric power purchases	(458,944)	(446,030)
Subtotal	242,154	194,964
Transmission and distribution expenses	(214,428)	(171,625)
Gross margin	27,726	23,339

Selling expenses	(82,764)	(73,717)
Administrative expenses	(69,122)	(55,598)
Other operating income	25,335	32,412
Other operating expense	(20,951)	(23,730)
(Loss) Income from interest in joint ventures	(10)	(17)
Operating result	(119,786)	(97,311)

Agreement on the Regularization of Obligations	197,731	56,479

Financial income	367	203
Finance costs	(319,435)	(273,335)
Other financial results	(31,286)	(4,452)
Net finance costs	(350,354)	(277,584)

Monetary gain (RECPAM)	454,589	310,205

Gain (Loss) before taxes	182,180	(8,211)

Income tax	(133,809)	(46,187)

Gain (Loss) for the year	48,371	(54,398)

Gain (Loss) for the year attributable to:
Owners of the parent	48,371	(54,398)
Gain (Loss) for the year	48,371	(54,398)

Other comprehensive (loss) income
Items that will not be reclassified to profit or loss
Results related to benefit plans	(1,447)	(2,037)
Tax effect of actuarial results on benefit plans	507	713
Total other comprehensive results	(940)	(1,324)

Comprehensive income (loss) for the year attributable to:
Owners of the parent	47,431	(55,722)
Comprehensive (loss) profit for the year	47,431	(55,722)

Basic and diluted gain (loss) per share:
Gain (Loss) per share (argentine pesos per share)	55.28	(62.2)

Basic and diluted profit (loss) per ADS (2):
earnings (Loss) per ADS (argentine pesos per ADS)	1,105.6	(1,243.4)

(1)	Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.
(2)	Each ADS represents 20 Class B common shares.

Year Ended December 31, 2023 compared with Year Ended December 31, 2022.

Revenue from sales

Revenue from sales increased by 9%, to Ps.701,098 million for the year ended December 31, 2023, from Ps.640,994 million for the year ended December 31, 2022. This increase was mainly due to tariff updates, which implied a CPD increase of 107.8% in April 2023, and 73.7% in June 2023, in addition to the increases in seasonal purchase prices.

Electric Power Purchases

The amount of electric power purchases increased by 3%, to Ps.458,994 million for the year ended December 31, 2023, from Ps.446,030 million for the year ended December 31, 2022. This increase was mainly due to the effect of the changes in the seasonal prices. The energy demand had an increase of 2% in GWh and energy losses a decrease of around 6%, as compared to 2022.

Our volume of electric power purchases for the year ended December 31, 2023 amounted to 27,676 GWh, which represented a 2% increase in demand as compared to 2022.

Energy losses slightly decreased to 14.9% for the year ended December 31, 2023, compared to 15.9% for the year ended December 31, 2022 due to the energy recovery actions carried out by the Company. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Tariffs—Recognition of Cost of Energy Losses”.

Transmission and Distribution Expenses

Transmission and distribution expenses increased by 24.9% to Ps.214,428 million for the year ended December 31, 2023, compared to Ps.171,625 million for the year ended December 31, 2022. This increase was mainly due to an increase in fees and remuneration for services and a depreciation of property, plant and equipment due to an increase in costs because of the inflationary context and the investments made, respectively.

As a percentage of revenue from sales, transmission and distribution expenses increased to 30.6% for the year ended December 31, 2023, from 26.9% for the year ended December 31, 2022, due to the increase in costs because of inflation, as well as the insufficient tariffs increase.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2023		% of 2023	2022		% of 2022
			net sales			net sales

Salaries and social security taxes	76,213	35.5%	10.9%	70,230	40.9%	11.0%
Supplies consumption	10,316	4.8%	1.5%	10,145	5.9%	1.6%
Fees and remuneration for services	49,005	22.9%	7.0%	31,903	18.6%	5.0%
Depreciation of property, plant and equipment	65,094	30.4%	9.3%	44,566	26.0%	7.0%
ENRE penalties	5,898	2.8%	0.8%	6,432	3.7%	1.0%
Others	7,902	3.6%	1.1%	8,349	4.8%	1.3%
Total	214,428	100%	30.6%	171,625	100%	26.9%

Gross profit

Our gross profit, including transmission and distribution expenses, increased to Ps.27,726 million for the year ended December 31, 2023, from Ps.23,339 million for the year ended December 31, 2022. This decrease was mainly due to the CPD increase, as mentioned above.

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased by 12.3% to Ps.82,764 million for the year ended December 31, 2023, from Ps.73,717 million for the year ended December 31, 2022. This increase was mainly due to an increase in ENRE penalties, and depreciation of property, plant and equipment.

Selling expenses represented 11.8% and 11.5% of net sales in the years ended December 31, 2023 and 2022, respectively, due to the increase in selling expenses in 2023, as described in the previous paragraph.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2023		% of 2023	2022		% of 2022
			net sales			net sales
Salaries and social security taxes	10,521	12.7%	1.5%	10,509	14.3%	1.6%
Allowance for the impairment of trade and other receivables	6,662	8.0%	1.0%	6,847	9.3%	1.1%
Depreciation of property, plant and equipment	9,700	11.7%	1.4%	6,641	9.0%	1.0%
Fees and remuneration for services	18,882	22.8%	2.7%	17,875	24.2%	2.8%
ENRE penalties	12,749	15.4%	1.8%	8,728	11.8%	1.4%
Taxes and charges	10,729	13.0%	1.5%	10,051	13.6%	1.6%
Public relations and marketing	6,646	8.0%	0.9%	5,905	8.0%	0.9%
Others	6,875	8.3%	1.0%	7,161	9.7%	1.1%
Total	82,764	100%	11.8%	73,717	100%	11.5%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased by 24.3%, to Ps.69,122 million for the year ended December 31, 2023, from Ps.55,598 million for the year ended December 31, 2022. This increase was mainly due to an increase in fees and remuneration for services and salaries and social security taxes, due to the increase in costs because of the inflationary context.

As a percentage of revenue from sales, administrative expenses increased to 9.8% for the year ended December 31, 2023, from 8.8% for the year ended December 31, 2022, due to the increase in administrative expenses in 2023, as described in the previous paragraph.

The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2023		% of 2023	2022		% of 2022
			net sales			net sales
Salaries and social security taxes	24,024	34.8%	3.4%	21,192	38.1%	3.3%
Leases and insurance	1,861	2.7%	0.3%	2,885	5.2%	0.5%
Fees and remuneration for services	29,640	42.9%	4.2%	20,679	37.2%	3.2%
Depreciation of right-of-use asset	1,980	2.9%	0.3%	2,251	4.0%	0.4%
Depreciation of property, plants and equipments	7,959	11.5%	1.1%	5,449	9.8%	0.9%
Supplies consumption	745	1.1%	0.1%	1,025	1.8%	0.2%
Others	2,913	4.1%	0.4%	2,117	3.8%	0.3%
Total	69,122	100%	9.8%	55,598	100%	8.8%

Other operating income (expenses)

Other operating (expenses) income include provision for contingencies and debit and credit tax. Other operating income (expenses), decreased from a net income of Ps.8,682 million for the year ended December 31, 2022 to a net income of Ps.4,384 million for the year ended December 31, 2023. The decrease was mainly due to the recognition of the recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations, related to the compensation of account receivables whose debt had been originated by default or non-payment during the ASPO or DISPO in 2022.

Operating Loss

Our operating loss increased from Ps.97,311 million for the year ended December 31, 2022 to Ps.119,786 million for the year ended December 31, 2023, mainly due to the increase in operating costs because of the inflationary context.

Net Finance Costs

Net finance costs totaled Ps.350,354 million for the year ended December 31, 2023, compared to Ps.277,584 million for the year ended December 31, 2022. This increase in the net loss is mainly due to the increase of Ps. 52,931 million in exchange differences due to the devaluation of the peso as of December 2023, the increase in interests related to the update of the amounts of “penalties to be used for investments” and also due to the increase in commercial interest applicable to the debt that Edenor maintains with CAMMESA as a result of financial difficulties to meet operating costs.

Income Tax

Our income tax showed a loss of Ps.133,809 million in the year ended December 31, 2023, compared to a loss of Ps.46,187 million for the year ended December 31, 2022. This increase was mainly due to the loss generated by the inflationary impact on the accumulated tax loss carryforward and the increase in the deferred tax liability of property, plant and equipment.

Gain (Loss) for the year

We recorded a gain of Ps.48,371 million for the year ended December 31, 2023, compared to a loss of Ps.54,398 million for the year ended December 31, 2022. This is mainly due to the impact of the result from exposure to inflation of the Company's monetary liabilities and to the recognition of the gain generated as a result of the Agreement on Regularization of Payment Obligations with CAMMESA.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022 specifically as well as the year-over-year comparison of our 2022 financial performance to 2021 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2022 filed on April 19, 2023 under “Item 5. Operating and Financial Review and Prospects.”

Liquidity and capital resources

Sources and Uses of Funds

As of December 31, 2023, the Company shows a notable improvement in its economic performance, as a consequence of the positive trend towards the sector’s normalization -closely related to the electricity rate increases of the first six-month period-, the Agreements on the Regularization of Payment Obligations entered into with CAMMESA, and the prospect that the electricity rates will be periodically adjusted and subsidies will be reduced in the short term.

In particular, the recent electricity rate adjustments of February 2023 implied an increase in the CPD of 107.8% for the month of April and 73.7% for the month of June, which resulted in an improvement in the Company’s gross margin for the current fiscal year. Despite the fact that this trend did not continue until the end of the fiscal year, and that the subsequent changes made to the values of the Company’s electricity rate schedules implied only the passing through of the seasonal prices, we made investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made, complying with the investment targets for fiscal year 2023.

Furthermore, by means of Executive Order No. 55/2023, the new Administration provided for the emergency of the National Energy Sector until December 31, 2024. In line with that, ENRE Resolution No. 102/2024 approved the values of the Company’s electricity rate schedule as from February 16, 2024, which implied the granting of a 319.2% increase in the CPD and monthly adjustments from May 2024, making it possible to restore the Company’s electricity rate situation and its economic and financial equation, ensuring the economic self-sufficiency of the electricity system for a foreseeable future.

Additionally, the government issued Executive Order No. 70/2023, which provided for the economic, financial, fiscal, pension, tariff, healthcare, social and administrative emergency until December 31, 2025, together with other measures of a deregulatory nature for the economy as a whole, with the aim, as stated, of achieving fiscal balance. Furthermore, supplementing the aforementioned Executive Order, the bill entitled “Law of bases and starting points for the freedom of the Argentine people”, which included a comprehensive package of measures and provided, among other issues, for changes in energy-related regulations and the creation of a new regulatory entity, was introduced to Congress. Due to the fact that the aforementioned bill was rejected by a majority of lawmakers, the Executive Power decided that the bill, as it had been introduced to Congress to be dealt with in the extraordinary legislative sessions, would not be discussed again.

The context of volatility and uncertainty continued at the date of issuance of the Financial Statements. The reforms proposed by the new administration have begun, as mentioned in the preceding paragraph, to be discussed in the legislature. At the date of issuance of this annual report, it is not possible to predict the outcome of such discussions or whether new measures will be announced. The Company’s Management permanently monitors the development of the variables that affect its business, in order to define its course of action and identify the potential impacts on its financial and cash position.

Our Financial Statements must be read in the light of these circumstances.

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic and expects that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to meet the costs associated with the provision of the service, as well as the need for additional investments to satisfy demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability. Therefore, the Financial Statements have been prepared using the ongoing concern basis of accounting.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so we cannot assure that we will be able to obtain additional financing on acceptable terms (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt”). As of December 31, 2023 and 2022, our cash and cash equivalents amounted to Ps.9,128 million and Ps.5,076 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2023	2022
Cash and cash equivalents at beginning of year	5,076	19,242
Net cash flows generated by operating activities	71,472	110,321
Net cash flows used in investing activities	(79,061)	(116,343)
Net cash flows generated by (used in) financing activities	7,338	(14,830)
Result from exposure to inflation	(207)	(81)
Financial results in cash and cash equivalents	4,510	6,767
Cash and cash equivalents at the end of year	9,128	5,076

Net Cash flows generated by operating activities

Net cash flows generated by operating activities decreased by 35%, to Ps.71,472 million in the year ended December 31, 2023, from Ps.110,321 million in the year ended December 31, 2022. Changes in net cash flows generated by operating activities were primarily due to a decrease in trade payables of Ps.82,213 million due to a decrease in the commercial debt with CAMMESA as a result of the Agreement on Regularization of Payment Obligations with CAMMESA, partially offset by a decrease in other receivables of Ps.33,435 million mainly due to the decrease in VAT in 2023 as a result of the aforementioned Agreement.

Net Cash flows used in investing activities

Net cash flows used in investing activities decreased by 32%, to Ps.79,061 million in the year ended December 31, 2023, compared to Ps.116,343 million in the year ended December 31, 2022. Changes in net cash flows used in investing activities in 2023 were primarily due to an increase in purchases of mutual funds and government bonds of Ps. 57,777 million partially offset by an increase in payments of property, plant and equipment of Ps.20,984 million.

Net Cash flows generated by (used in) financing activities

Net cash flows generated by financing activities increased to Ps.7,338 million in the year ended December 31, 2023, compared to Ps.14,830 million (use of funds) in the year ended December 31, 2022, mainly due to a decrease in the repayment of debt.

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

Prior to our privatization, a low level of capital expenditures and poor maintenance programs adversely affected the condition of our assets. After our privatization in 1992, we developed an aggressive capital expenditure plan to update the technology of our productive assets, renew our facilities and expand energy distribution services,automate the control of the distribution network and improve user service. Following the crisis, however, the freeze of our distribution margins and the pesification of our tariffs and our inability to obtain financing, coupled with increasing energy losses, forced us to curtail our capital expenditure program and make only those investments that were necessary to permit us to comply with quality of service and safety and environmental requirements, despite increases in demand in recent years.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures:

	Year ended December 31,
	2023	2022

HV Network structure	25,554	21,985
MV Network structure	11,312	11,722
LV Network structure	26,167	19,831
Network improvements	43,570	39,919
Buildings, software, furniture, tools and equipment	17,025	12,114
Total	123,628	105,571

Investments made in 2023 amounted to Ps. 123,628 million in constant currency. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service, object of the concession, under reliable conditions.

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

In this regard, the Company’s Board of Directors, at its meeting held on April 6, 2022, approved the launching of an offer to restructure the financial debt by exchanging the Company’s Class No. 9 Corporate Notes due October 25, 2022 for Senior Notes 2025.

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

Principal on the Senior Notes 2025 shall be repaid in a lump sum on August 5, 2025. Furthermore, they accrue interest at a fixed nominal annual rate of 9.75%, payable semi-annually in arrears on August 5 and November 12 of each year, commencing on November 12, 2022.

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

On May 12, 2022 the Company approved the issuance and placement of Senior Notes 2025 pursuant to the Exchange Offer, as set forth in the Supplement to the Exchange Offer Memorandum dated April 12, 2022. The Corporate Notes will be subscribed in accordance with the Tender Orders received, based on the following options:

The Exchange Offer resulted in 73.25% acceptance, equivalent to U.S.$71,826,000 (with the above-mentioned due date remaining in effect for 26.75%, i.e. U.S.$26,231,000); accordingly, a total of U.S.$52,706,268, relating to: (i) Tender Orders submitted under Option A for U.S.$ 41,699,000 plus a recognized additional for U.S.$2,084,950, i.e. U.S.$43,783,950, and (ii) Tender Orders submitted under Option B for U.S.$ 30,127,000 plus a recognized additional for U.S.$ 343,118, i.e. U.S.$ 30,470,118, after deducting the Pro-rata Cash Consideration of Option B received by each Eligible Holder of said option for U.S.$ 21,547,800, has been restructured.

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date amounted to a total of U.S.$ 329,573.

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

- Reopening of the exchange offer

On September 23, 2022, the Company approved the reopening of the Exchange Offer for a nominal value outstanding of U.S.$ 24,645,000 (as a consequence of both the first results of the exchange offer and the settlement of the Corporate Notes held by the Company mentioned above) for Additional Senior Notes 2025.

On October 24, 2022, the Company approved the issuance and placement under the Exchange Offer, as set forth in the Supplement to the Exchange Offer Memorandum dated September 23, 2022. The Additional Senior Notes 2025 were subscribed in accordance with the Tender Orders received.

The Eligible Holders who validly submitted a Tender Order were eligible to receive, for each U.S.$ 1,000 principal amount of Class No. 9 Notes, the Additional Senior Notes 2025 Consideration consisting of U.S.$630 principal amount of Additional Senior Notes 2025, plus a Cash Consideration of U.S.$400.

The reopening of the Exchange Offer resulted in 16.35% acceptance, equivalent to U.S.$4,029,000 (with the above-mentioned due date remaining in effect for 83.65%, i.e. U.S.$20,616,000). Accordingly, a total of U.S.$2,538,270, relating to Tender Orders submitted for U.S.$2,417,000 plus a recognized additional for U.S.$120,870. Furthermore, Eligible Holders received the Cash Consideration for U.S.$1,611,600.

Additionally, interest paid in cash from the last payment date up to and including the Settlement Date amounted to a total of U.S.$83,956.

On October 25, 2022, the Company made payment to the Holders of Class No. 9 Corporate Notes who did not participate in the exchange offers made by the Company, for an amount of U.S.$20,616,000, along with the final scheduled interest payment.

- Additional issuance of Class No. 2 Corporate Notes due in 2024

On March 7, 2023, upon the expiration of the Tender Period of Class No. 2 Additional Corporate Notes, the Company approved the issuance and placement of the Additional Corporate Notes for a nominal value of U.S.$30,000,000, as set forth in the Prospectus Supplement dated February 28, 2023. The issuance was above par, with the issuance total value thus amounting to U.S.$30,945,000.

-	Issuance of Class No. 3 and 4 Corporate Notes due in 2026 and 2025

On January 30, 2024, the Company approved the terms and conditions of the issuance and placement of Class No. 3 and Class No. 4 Corporate Notes for an aggregate nominal value of U.S.$60,000,000, which may be extended to U.S.$100,000,000, in the framework of the Global Simple Corporate Notes Issuance Program, in accordance with the provisions of the Prospectus Supplement dated February 22, 2024.

On March 7, 2024, the Company issued Class No. 3 and Class No. 4 Corporate Notes for a nominal value of U.S.$95,762,688 and Ps. 3,577 million, respectively. On March 27, 2024, Edenor issued additional Class 4 Corporate Notes maturing on March 7, 2025 for a nominal value of Ps. 20,821 million.

The Class No. 3 Corporate Notes are denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due on November 22, 2026. The Class No. 4 Corporate Notes are denominated and payable in Argentine Pesos at the rate calculated by the issuer on each interest payment date with a margin of 3%, due on March 7, 2025.

The Class No. 3 Corporate Notes were paid-in in accordance with the following detail: (i) U.S.$34,157,571 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Ratio; and (ii) U.S.$61,605,117 relates to the Regular Integration Tranche. Consequently, Class No. 2 Corporate Notes for a nominal value of U.S.$32,766,541 have been settled, with the remaining balance in outstanding nominal value of U.S.$27,233,459, due on November 22, 2024.

The Company’s Corporate Note’s debt structure, is as follows:

		in USD				ARS
Corporate Notes	Class	Outstanding Debt at 12/31/2021	Outstanding Debt at 12/31/2022	Outstanding Debt at 12/31/2023	Outstanding Debt at 4/24/2024	Outstanding Debt at 4/24/2024
Fixed rate note - Maturity 2022	9	98,057,000	-	-	-	-
Fixed rate note - Maturity 2024	2	-	30,000,000	60,945,000	27,233,459	-
Fixed rate note - Maturity 2025	1	-	55,244,538	55,244,538	55,244,538	-
Fixed rate note - Maturity 2026	3	-	-	-	95,762,688	-
Variable rate notes - Maturity 2025	4	-	-	-	-	24,398,289,361
Total		98,057,000	85,244,538	116,189,538	178,240,685	24,398,289,361

(1) Including coupon for cash consideration under existing Senior Notes.

Derivatives Contracts

Management of derivative financial instruments

In 2022, with the aim of hedging the currency risk associated with the payment of our and Senior Notes due 2022 we entered into futures contracts to buy U.S. Dollars.

As of December 31, 2022, the economic impact of the transactions carried out in those fiscal years resulted in losses of Ps.539 million, which are recorded in the “Other finance costs” account of the Statement of Comprehensive (Loss) Income.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our Financial Statements are prepared in accordance with IFRS, as issued by the IASB. In preparing our financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 6 to our Financial Statements, which are included elsewhere in this annual report.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2023.

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

As of December 31, 2023, total accrued fines and penalties amounted to Ps. 62,880 million, of which Ps. 61,669 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps. 1,211 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below :

		in USD				ARS
Corporate Notes	Class	Outstanding Debt at 12/31/2021	Outstanding Debt at 12/31/2022	Outstanding Debt at 12/31/2023	Outstanding Debt at 4/24/2024	Outstanding Debt at 4/24/2024
Fixed rate note - Maturity 2022	9	98,057,000	-	-	-	-
Fixed rate note - Maturity 2024	2	-	30,000,000	60,945,000	27,233,459	-
Fixed rate note - Maturity 2025	1	-	55,244,538	55,244,538	55,244,538	-
Fixed rate note - Maturity 2026	3	-	-	-	95,762,688	-
Variable rate notes - Maturity 2025	4	-	-	-	-	24,398,289,361
Total		98,057,000	85,244,538	116,189,538	178,240,685	24,398,289,361

(1) Including coupon for cash consideration under existing Senior Notes.

Item 6.	Directors, Senior Management and Employees

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

The Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2023 appointed the members and alternate members of the Board of Directors for fiscal year 2023.

Regular directors Federico D´Angelo Campos and Lucas Gobbo, and alternate directors Matías Romero Fernández, Luis Angelo Vergara, Mariano Cuneo Libarona and Pablo Pereyra resigned from their positions on the Board of Directors. In addition, we regret to inform that Mr. Mariano Lucero passed away in 2023.

As of the date of this annual report, there are three vacant regular Board member seats.

The Board of Directors’ composition at the date of issuance of this annual report is as follows:

Name	Class	Position	Year of appointment
Bleasdale Neil Arthur	A	Chairman	2023
Macek Esteban Gabriel*	A	Vice-chairman / Independent	2023
Mallo Huergo Ricardo Nicolás	A	Regular	2023
Vila Eduardo Marcelo	A	Regular	2023
Volosin Edgardo Alberto	A	Regular	2023
Zin Federico Claudio*	A	Regular / Independent	2023
Quevedo Victor Hugo	A	Regular	2023
Ferrera Hernán	B & C	Regular / Independent	2023
Bernal Federico	B & C	Regular / Independent	2023
Vanoli Long Biocca Alejandro	B & C	Regular / Independent	2023
Pino Diego Hernán	A	Alternate	2023
Álvarez Sebastián	A	Alternate	2023
Grieco María Teresa	A	Alternate /Independent	2023
Mazer Pedro Iván	A	Alternate /Independent	2023
Maletta Mirta Silvia	A	Alternate /Independent	2023
Lago Marianela	B & C	Alternate /Independent	2023

* Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Neil Arthur Bleasdale was born on April 28, 1956, studied at the University of Leeds in England, and has worked in Uruguay, Argentina, Peru, Brazil and the Netherlands during the last 42 years. In 2006, he began his career in the electricity distribution sector as director of Empresa Distribuidora de Electricidad de Mendoza S.A. (“EDEMSA”) and, from March 2008 to June 2021, he served as president and general director of such company.

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

Edgardo Alberto Volosin was born on May 18, 1953 and is a lawyer. Between 1987 and 1990, he served as the manager of human resources and legal affairs departments of the industrial companies of the Perez Companc Group. Between 1990 and 1992, he served as the director of human resources department at Telecom Argentina. Between 2002 and 2015, he worked at Edenor as director of the human resources and legal affairs department, then as director of the corporate affairs department, and finally as CEO of the company. Between 2016 and 2018, he served as the director of the public services area of the Province of Buenos Aires. Currently, he is Chairman of ADEERA.

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

Federico Bernal was born in June 1974. He has a degree in biochemistry and biotechnology from UBA. He specializes in Industrial Microbiology. He has extensive experience in energy matters, and he is also author of books and publications on this subject. He is currently the comptroller of the Ente Nacional Regulador del Gas. He is also a member of the Board of Directors of the following companies: Transener S.A, Edesa Holding S.A., Edesal Holding S.A.

Vanoli Long Biocca Alejandro has a bachelor’s degree in economics from the University of Buenos Aires in 1987. He is currently Director of Synthesis Argentina since October 2020. He was appointed as President of the Central Bank between October 2014 and December 2015 and was Deputy Governor of Argentina at the International Monetary Fund during the same period. Vanoli joined the Central Bank in 1988 through a public competition, serving for 27 years in different technical positions in the Central Bank and the Secretariat of Finance of the Ministry of Economy. From November 2009 to October 2014, he was the President of the Argentine Securities and Exchange Commission and, from 2006 to 2009, its Vice President. From December 10, 2019 to April 30, 2020, he was the Executive Director of ANSES, and he was also listed as a Regular Director of Consultatio S.A. from April 2020 to April 2023. Vanoli was the Professor of International Finance 1 and 2 from 1998 to 2014 and an associate of International Economics from 2001 to 2016, at the Economic Sciences of the University of Buenos Aires.

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

Pedro Iván Mazer is a lawyer graduated from the University of Belgrano. He has a master’s degree in business economic law from the UCA. He is also a member of Alfaro Abogados SC firm. He has vast experience in corporate law, M&As, contracts, antitrust and compliance, capital markets and general practice of commercial law. In addition, he has specialized over the years in oil and gas and pharma markets, including by attending a specialization course in oil and gas law at the UBA.

Marianela Lago is a lawyer graduated from the National University of La Plata, and she has a specialization in Administrative and Economic Law from the Catholic University of Argentina. She works as a lawyer at ANSES and is currently in charge of the coordination, monitoring and corporate management of the energy sector of the Sustainability Guarantee Fund of ANSES.

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

Our Board of Directors has not designated a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees, as well as the responsibility of proposing options and subsequently implementing the specific decisions and policies on these issues. Due to the fact that he is a related party, our Chief Executive Officer’s remuneration has been approved by the Audit Committee and our Board of Directors. The aggregate remuneration paid to the members and alternate members of our Board of Directors, the members and alternate members of our supervisory committee and our senior management during 2023 was Ps.139.4 million, Ps.21.9 million and Ps.5,844 million at nominal currency, respectively.

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

Audit Committee

Pursuant to the CML and CNV rules, Argentine public companies must appoint a comité de auditoría (audit committee) composed of at least three members of the Board of Directors, a majority of which must be independent in accordance with the criteria set forth by Argentine law. They serve for one-year periods.

Pursuant to our by-laws, one director is appointed by holders of our Class A common shares and one by holders of our Class B common shares. Our audit committee’s duties include:

•	monitoring our internal control, administrative and accounting systems;
•	supervising the application of our risk management policies;
•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;
•	rendering opinions on relevant transactions with related parties;
•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;
•	supervising external audit and evaluating their independence, plans and performance;
•	evaluating plans and performance of the internal audit,
•	supervising the operations of the complaints channel.

As of the date of this report the members of our audit committee were:

Name	Position	Class electing member
Macek Esteban Gabriel (1)	Chairman	Class A
Zin Federico Claudio (1)	Member	Class A

(1) Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934.

Senior Management

The following table sets forth information regarding our senior management, as of the date of this annual report:

Name	Current Position
Neil Arthur Bleasdale	Chairman and Chief Executive Officer
María José Van Morlegan	Director of Legal and Regulatory Affairs
Fabiana Colombo	Director of Supply, Services and Logistics
Miguel Farrell	Technical Director
Ignacio Letemendia	Director of Human Resources
Ricardo Luttini	Internal Audit
Pablo Perez	Director of Operations and Customer Services
Diego Poggetti	Director of Information Technology and Telecommunications
Germán Ranftl	Chief Financial Officer
Edagrdo Volosin	Executive Director

María José Van Morlegan graduated as a lawyer from the Universidad Católica Argentina and obtained a master’s degree and an MBA from IAE. She has extensive experience working at major law firms and managerial roles in financial and advisory entities by working for major companies. She has spent 12 years in the banking sector, serving as counsel to the Chairman of Banco Macro. She has also served during 3 years as Director of the FGS. She is also member of the supervisory committee of CAMMESA, Caja de Valores S.A. and BYMA. She represents the Company at CACIER (Comité de Integración Energética Regional), ADEERA (Asociación de Distribuidores de Energía de la República Argentina) and ADELAT (Asociación de Distribuidoras de Energía Eléctrica Latinoamericana). She is also member of the Executive Board of CAE (Cámara de Sociedades Anónimas), MAI (Women Executives of IAE) and member of Women Corporate Directors.

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

Miguel Farrel is an electrical engineer graduated from the University of Buenos Aires, with a master's degree in business administration from USAL-DEUSTO. He joined the Company in 1994 and he has held various positions, such as NEXUS project deputy manager and preventive maintenance deputy manager. He has been a planning and technical control manager since 2016.

Ignacio Letemendia Ignacio has a degree in Business Administration from the University of Buenos Aires. He did a BA in Economics at the University of Illinois, USA (1990), a master’s in human resources at IDEA (1995) and a Finance Executive program (2012). Since 1995, he has been the Director of Human Resources in different companies, such as: Gillette Argentina, YPF S.A, Maxus Energy Corporation Repsol YPF, Serono, Biosidus, Merck Serono, Belgrano Carga S.A; MetroGas S.A.

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

Pablo Perez is an engineer graduated from the National Technological University (UTN) with a master´s degree in business administration from Universidad del Salvador. He has hold different positions within the company in areas related to operation and maintenance. In 2006, he was appointed as the operations manager for the Pilar area and, since August 2010, he has worked as the distribution manager. In such position, he has been in charge of coordinating the Company’s operations departments -the control center that includes the high, medium and low voltage network- and the technical processes inherent to the technical operations. He assumed his role as operations and client services director on October 1, 2021.

Diego Poggetti, is an Information Systems Engineer from the National Technological University of Buenos Aires, has a specialization in Digital Business and is passionate about technology, innovation and cultural transformation. Previously he was CIO and CDO of Grupo América, he has vast experience leading technology teams and digital transformation processes.

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

The members and alternate members of our supervisory committee as of December 31. 2023 were:

Name	Position	Class	Year of appointment
Carlos Esteban Cvitanich (1)	Chairman	A	2023
Javier Errecondo (1)	Regular	A	2023
Lisandro Vazquez Giménez (1)	Regular	B&C	2023
Carlos Borgatello (1)	Alternate	A	2023
Marcos Ambrosio Romero Carranza (1)	Alternate	A	2023
Vivian Haydee Stenghele (1)	Alternate	B&C	2023

(1)	Independent under Argentine law.

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

Lisandro Vázquez Giménez is a lawyer graduated from the University of Buenos Aires. He completed the Environmental Control Audit Programme at the Instituto Superior de Control de la Gestión Pública and the Professional Practice of the Law Degree at the Legal Clinic of FARN, where he also collaborated as an assistant. He works as a Corporate Trustee before companies with public participation. He participates in auditing, integrity, ethics and compliance activities. He assists FARN's Legal Affairs Coordination. Currently, he is part of the teaching staff of the National University of San Martin (UNSAM) of the diploma course on energy transition.

Carlos Borgatello has a degree in administration and finance. He has more than 35 years of experience in national and multinational companies of first level. He also has extensive knowledge of business in countries such as Brazil and Uruguay. He is currently an independent consultant in administration and finance. Previously, he worked as consulting and audit department partner at the consultants firms Gruslin, Martinez and Associates, and Rodriguez, Zachera and Associates.

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

Haydee Stenghele is a National Public Accountant, graduated from the University of Buenos Aires and is currently pursuing a Master in Big Data and Business Intelligence and a Master in Project Management, both at ENEB. Since 2010 she has been working as a professional specializing in company auditing at the Sindicatura General de la Nación. Previously, he was Technical Area Manager at the Superintendence of Labor Risks and Manager of the Operations, Loan Portfolio Origination and Portfolio Management Areas of Banco Hipotecario S.A.

Ethics and Corporate Governance Committee

The Company has an Ethics and Corporate Governance Committee, which reports to the Board of Directors and is composed of the Chairman and Chief Executive Officer, the Human Resources Director and the Legal and Regulatory Affairs Director.

The Committee carries out functions aimed at ensuring the correct application and implementation of the Corporate Governance Code and Edenor's Code of Ethics, with the main objective of creating and maintaining an ethical culture that serves as a line of defence in terms of compliance with internal and external regulations.

The Ethics and Corporate Governance Committee’s composition is as follows:

Name	Position
Neil Arthur Bleasdale	Chairman
Volosin Edgardo Alberto	Executive Director
Van Morlegan María José	Director of Legal and Regulatory Affairs
Ignacio Letemendia	Director of Human Resources

Risk Committee

Edenor has a Risk Committee which reports to the President, made up of members of Management and coordinated by the Risk Manager who approves the Company's Comprehensive Risk Management plan and carries out monitoring of said plan.

Below is its composition:

The Risk Committee’s composition is as follows:

Name	Position
Neil Arthur Bleasdale	Chairman and Chief Executive Officer
Edgardo Alberto Volosin	Executive Director
María José Van Morlegan	Director of Legal and Regulatory Affairs
Fabiana Colombo	Director of Supply, Services and Logistics
Miguel Farrell	Technical Director
Ignacio Letemendia	Director of Human Resources
Ricardo Luttini	Internal Audit
Pablo Perez	Director of Operations and Customer Services
Diego Poggetti	Director of Information Technology and Telecommunications
Germán Ranftl	Chief Financial Officer
Diego Estevez	Compliance Manager
Martín Romero	Risk Manager

Employees

Edenor had 4,635 employees as of December 31, 2023, 4,658 employees as of December 31, 2022 and 4,688 employees as of December 31, 2021.

As of December 31, 2023, approximately 79% of our full-time employees were subject to two collective bargaining agreements.

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

During 2023, with the objective of maintaining and protecting the purchasing power of the employees salary, in accordance with the generalized price increases, various salary agreements were signed, including on:

-        February 14, 2023;

-        April 11, 2023;

-        September 7, 2023;

-        November 27, 2023; and

-        and December 21, 2023.

At the date of issuance of this annual report, there is no certainty about future collective bargaining agreements.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and to provide us with the ability to respond more quickly to changes in our market. We have contracts with third-party service companies that together employed a total of 6,647 employees as of December 31, 2023, 5,756 employees as of December 31, 2022 and 5,877 employees as of December 31, 2021. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liabilities between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2023, 2022 and 2021, labor complaints amounted to Ps.3,308.8 million, Ps.8,195.7 million and Ps.7,978.0 million, respectively.

Share Ownership

None of the members of our Board of Directors, our audit committee or our senior management beneficially own any shares of our capital stock. See “Item 7. Major Shareholders and Related Party Transactions.”

Item 7. Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

Shareholders (1)	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos (2)	462,292,111	-	-	51.00%	100.00%
Treasury shares	-	30,852,251	-	3.40%	6.97%
FGS ANSES	-	242,999,553	-	26.81%	54.91%
Floating	-	168,714,526	-	18.61%	38.12%
PPP	-	-	1,596,659	0.18%	100.00%
Total per class	462,292,111	442,566,330	1,596,659	100.00%
Total capital stock			906,455,100
(1)	Each class of shares entitles holders to one vote per share.
(2)	All of our Class A common shares have been pledged to the Argentine Government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE. See “Item 4. Information on the Company—Business Overview—Our Obligations”.

All of our shares have the same voting rights. As of December 31, 2023, there were five registered shareholders of our ADSs in the United States and 3,757,486 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares reside. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

We had our first share buy-back program between 2008 and 2009, under which we repurchased 9,412,500 of our own Class B shares. Subsequently, we had a second share buy-back program (approved on December 4, 2018) under which we repurchased 21,911,340 of our Class B shares.

More recently, we had a third share buy-back program approved on April 8, 2019 under which we repurchased 1,949,260 of our Class B shares.

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

On April 18, 2017, the Company held the Annual General Meeting that resolved by majority vote to approve the allocation of own shares in portfolio to the implementation of certain long-term incentive plan in favor of personnel under the terms of article 67 of the CML. For more information see “Item 7. Major Shareholders and Related Party Transactions—The Company’s Share-based Compensation Plan”.

On May 10, 2018, the Company held an Annual General Meeting that resolved by majority vote to approve the allocation of own shares in portfolio under the terms of article 67 of the CML.

On April 14, 2023, 142,040 treasury shares were awarded, as part of the Share-based Compensation Plan in favor of executive directors, managers or other personnel holding key executive positions in the Company.

As of December 31, 2023 and 2022, the Company’s treasury stock amounted to 30,852,251 and 30,994,291 Class B shares.

As of the date of this annual report, the Company’s treasury stock amounted to 30,772,779. There is no current share-based incentive plan in place.

The Company’s Share-based Compensation Plan

The incentive plan was created in 2016, and approved by shareholders in 2017, allocating all the treasury shares acquired at such date. As of the date of this annual report, there were 30,772,779 Class B Shares.

On April 14, 2023, 142,040 treasury shares were awarded, as part of the Share-based Compensation Plan in favor of executive directors, managers or other personnel holding key executive positions in the Company. Finally, on April 16, 2024, 79.472 treasury shares were awarded as part of the mentioned Share-based Compensation Plan corresponding to the last vesting.

A three-year extension of the Share-based Compensation Plan will be considered at the extraordinary shareholders’ meeting to be held on April 25, 2024.

Recovery of Erroneously Awarded Compensation

On October 2, 2023, the New York Stock Exchange amended the Limited Company Manual to add Sections 303A.14 and 802.01F, following the adoption of Exchange Act Rule 10D-1 by the SEC. The rules require listed companies to have in place policies and procedures for recovery of erroneously awarded compensation, subject to limited exceptions. Even though the Company does not have an Incentive-Based Compensation Plan applicable to executives as set forth under Rule 10D-1, the Board of Directors has adopted a compensation recovery policy whereby all responsibilities have been delegated to the Executive Committee, who might proceed with the adoption of a clawback procedure as a result of a mistake on its financial statements subject to restatement. The SEC specifically provided for certain limited exemptions (“Impracticable Recovery”), including in cases where (i) the direct expenses paid to a third party to assist in recovering the compensation would exceed the amount of erroneously awarded compensation, (ii) recovery would violate the laws of Argentina; (iii) recovery would violate anti-alienation rules applicable to tax-qualified retirement plans.

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

According to the agreements, laws and Decrees that govern the employee stock participation program, our Class C common shares may only be held by our employees. Upon the closing of our initial public offering, substantially all of our Class C common shares were converted into Class B common shares and sold. In accordance with these agreements, laws and Decrees, the rights previously attributable to the Class C common shares have been combined with those attributable to the Class B common shares, and holders of the remaining Class C common shares will vote jointly as a single class with the holders of Class B common shares in the election of directors. Only 1,596,659 Class C common shares remain outstanding, representing 0.18% of our capital stock.

On April 20, 2023, the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the conversion of 355,945 Class C shares into Class B shares, in the framework of the termination of the Employee Stock Participation Program, which had been authorized by the CNV.

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

Agreement with SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the distribution areas of the city and metropolitan area of Buenos Aires to Edenor and Edesur, the bidding terms and conditions of the privatization provided that both companies were required to organize SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies. For such purpose, on September 18, 1992, SACME was organized by Edenor and Edesur.

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

The share capital of SACME is divided into 1,953,828 common, registered non-endorsable shares, of which 976,914 Class I shares are owned by Edenor and 976,914 Class II shares are owned by Edesur.

The operating costs borne by the Company in fiscal year 2023 amounted to Ps.633 million.

Item 8.	Financial Information

See “Item 18. Financial Statements and Report of Independent Registered Public Accounting Firm (PCAOB ID 1349)” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the ordinary course of our business, we participate as plaintiff and defendant in various types of lawsuits. Our management evaluates the merit of each claim and assesses its possible outcome, recording a reasonable allowance in our financial statements for the contingencies related to the claims filed in the lawsuits against the Company. As of December 31, 2023, we had established provisions in the aggregate amount of Ps.12,730 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2023, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2023.

The most significant legal actions in which the Company is a party involved are detailed below:

Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (13563/2009)

In March 2010, Consumidores Financieros Asociación Civil Para Su Defensa (“CFD”) brought a class action against the Company and Edesur in National Court of Original Jurisdiction in Federal Administrative Matters No. 2, Clerk’s Office No. 3, seeking the reimbursement of: (i) interest applicable to the payment of energy purchased from the WEM, transferred to customers, (ii) the Value Added Tax (VAT) percentage on that interest, calculated on a taxable base that is allegedly contrary to the Consumer Protection Law; and (ii) the late payment charges calculated at the lending rate published by Banco de la Nación Argentina.

On April 22, 2010, the Company answered the complaint, filing a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the Federal Administration of Public Revenues (“AFIP”) and the ENRE as third-party defendants.

Prior to the time allowed to produce evidence, the Tax authorities were ordered to conduct a review of the proceedings in order to issue an opinion on the motion to dismiss for lack of standing filed by Edenor. After the proceedings were sent back to the court, the motion was rejected. At the time, the Company filed an appeal against such denial.

In 2022, evidence was offered and arguments were submitted, with the Company invoking lack of standing and the termination of the action by lapse of time. The rendering of a decision on the motions filed by the Company has been deferred and will be considered when final judgment is rendered. The action brought by ADDUC (which is detailed below) will be considered together with these actions.

As of the date of this annual report, this case is pending resolution.

Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores - ADDUC

On October 21, 2011, Asociación de Defensa de Derechos de Usuarios y Consumidores (“ADDUC”) brought a class action against the Company requesting: (i) that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers; (ii) that the pacts or accords that would have stipulated the interest rates that the Company applies to its customers, as well as the administrative resolutions based on which it justifies the collection of interest be declared non-applicable; and (iii) that interest thus collected be reimbursed.

On April 8, 2014, the Court admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to the Court hearing the case entitled “Consumidores Financieros Asociación Civil vs Edesur and Other defendants, for breach of contract”.

Prior to the time allowed to provide evidence, the Tax authorities were ordered to conduct a review of the proceedings in order to issue an opinion on the motion to dismiss for lack of standing filed by the Company, which was rejected.

The Company filed an appeal, which, on October 16, 2020, the National Court of Appeals in Federal Administrative Matters rejected, confirming the decision of the court of original jurisdiction. The case has been brought to trial.

As of the date of this annual report, this case is pending resolution.

Legal action brought by Consumidores Financieros Asociación Civil para su Defensa (9119/2022)

On May 4, 2021, CFD brought a class action against the Company in the Court having jurisdiction in Administrative and Tax Matters of the City of Buenos Aires, Clerk’s Office No. 3 of the Judicial Management Office in Consumer Relations, claiming damages allegedly caused by the Company to customers by virtue of the Agreement on the Regularization of Payment Obligations entered into in 2019 by the Company, the Energy Secretariat and the Electric Power Market and Renewable Resources Secretariat, and claiming the reinstatement of the penalties set forth therein, plus interest, loss of profit or opportunity and punitive damages.

The Company answered the complaint and filed a motion to dismiss for lack of jurisdiction (“excepción de incompetencia”) of the local courts. The court admitted the motion to dismiss for lack of jurisdiction and, as a consequence thereof, on January 6, 2022, sent the proceedings to the Court having jurisdiction in Civil and Commercial Federal Matters No. 5 – Clerk’s Office No. 9. As of the date of this annual report, the case has been brought to trial. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

Legal action brought by the Office of the Ombudsman of the City of Buenos Aires (Court record 30815/2023)

On April 4, 2023, the Ombudsman of the City of Buenos Aires filed a complaint against the Company and Edesur in the Court of Original Jurisdiction in Administrative, Tax and Consumer Relations Matters of the City of Buenos Aires No. 25, sole Clerk’s Office, claiming punitive damages and alleging a deficiency in the information about service interruptions, and requesting the granting of a precautionary measure consisting of the setting up of a workgroup to implement a communication system.

The Company filed an appeal against the precautionary measure, answered the complaint and filed a motion to dismiss for lack of jurisdiction of the local courts. On February 27, 2024, the court admitted the motion to dismiss for lack of jurisdiction. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

Claim of the City of Buenos Aires Tax Authorities (“AGIP”). Assessment Resolution No. 3417/2017

On December 5, 2017, the AGIP claims alleged differences in the contribution that impacts electric power companies. The difference is based on the content of the contribution’s taxable base, which in the AGIP’s opinion, is made from the Company’s monthly income deriving from sales, without admitting the deduction for the sale of energy to railway companies provided for in the federal laws governing the contribution. The main objections made by the AGIP are the following: a) challenged the tax returns for the 2011-2013 tax periods; b) assessed the resulting tax for the 2011-2013 tax periods, plus interest; c) provided that for the income obtained in connection with the activity of “distribution of electricity and sale services” the Company should pay the aforementioned contribution for the referred to fiscal years at the rate of 6%; and (d) imposed fines.

On January 18, 2018, the Company filed a post-judgement motion for reversal (“recurso de reconsideración”), which was rejected on July 4, 2019. Against this denial, the Company filed an appeal before a higher administrative authority (“recurso jerárquico”). As of the date of this annual report, the AGIP has issued no resolution in regard to this appeal.

AFIP – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

In 2011, the Company decided to apply the reduced rate for contributions to the SUSS set forth in section 2, sub-section b) of Executive Order No. 814/2001 as it is a corporation in which the Sustainability Guarantee Fund, managed by ANSES, has an equity interest in its business (Law 26,425, as amended).

In 2021, after the tax audits conducted by the Large Employer Social Security Resources Control Division, three AFIP resolutions were issued against the Company claiming the adjustment of the contribution rate and rejecting the inclusion of Edenor in section 2, sub-section b) of Executive Order No. 814/2001.

The Company’s position is supported by the three appeals filed against the debt assessments (all of them filed in Courtroom III of the Federal Social Security Court of Appeals) given the nature of the shareholder ANSES-FGS, its significant role in the Board of Directors, the Federal Government’s participation in the Supervisory Committee through the SIGEN, the recognition that minority state-owned corporations are considered to be included among those entitled to the benefit of Executive Order No. 814/2001, to the extent that this has changed since the enactment of the aforementioned Law No. 27,541, as well as the existence of three similar cases with a favorable outcome in the other two courtrooms comprising the Court of Appeals (with such cases having been appealed by the AFIP before the CSJN).

In the three court records, the Company filed a surety bond as a substitute for the solve et repete (“Pay First”) requirement applicable to the filing of the appeals. The state of the appeals filed by the Company is as follows:

(i)       Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 20408/2021 (CI 25.329) (OI No. 1.578.472- for the 12/2011-12/2016 tax periods):

On September 13, 2021 an appeal was filed. As of the date of this annual report, a judgment on the case is still pending.

On February 29, 2024 evidence was filed in the court record that the Company is unable to comply with the First Pay requirement due to the long-overdue readjustment of revenue which, as with rates, must be issued by the competent authorities.

(ii)       Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 11840/2021 (CI 25.329) (OI No. 1.806.371- for the 01/2017-06/2019 tax periods):

On February 22, 2024, the Company was served with notice of the Court of Appeals’ decision, whereby the appeal filed by the Company was rejected as inadmissible, inasmuch as the appellate court does not agree with the criterion of the other courtrooms that accept the surety bond as a replacement for the “Pay First” requirement. In that regard, it stated that in order for the surety bond to be accepted, the impossibility of payment must be founded. The Company will file a federal extraordinary appeal (“recurso extraordinario federal”) (with stay of execution) with the Supreme Court of Justice, and, should it be denied, it will file an appeal against the denial to admit the extraordinary appeal (“recurso de queja”) (without stay of execution), which implies the immediate availability of the funds to continue with the Company’s defense.

(iii)       Edenor S.A. VS AFIP, SOCIAL SECURITY CONTRIBUTIONS (CI 24.920) (OI: 1893337- for the 07/2019-11/2019 tax periods- Court record No.: CSS 053731/2022):

On October 4, 2022 an appeal was filed. As of the date of this annual report, judgment on the case is still pending.

Furthermore, on February 29, 2024 evidence that the Company is unable to comply with the First Pay requirement was filed in the court record, in the same way as in the court record mentioned in (i) above.

Without prejudice to the immediacy of the appeal filed before the Supreme Court of Justice (“CSJN”) against the denial of the extraordinary appeal, which would be granted without stay of execution and, therefore, the conditions would be met to enforce payment of the debt in question in this specific process mentioned in (ii) above, the merits of the case have not yet been addressed in this Courtroom and, according to the Company’s understanding and based on the opinion of its legal advisors, the Company’s management considers that it has solid arguments to defend the inclusion of the Company under section 1 of Law No. 22,016, as it was in effect until the issuance of Executive Order No. 814/2001.

National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (Court record No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with Edenor’s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

The Company answered the complaint, with the proceedings currently being at the stage of producing evidence. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

The AFIP initiated a verification process to assess differences in connection with the VAT, undocumented outflows and the income tax, at the request of the Court hearing the case entitled “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and others” (Case No. 58258/2017”), for bills issued by certain former suppliers of the Company, considered in such proceedings to be “usinas mixtas” (companies used as real and fake invoice plants). This led to the following proceedings:

(i)       “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and others” (2017 and 2018 fiscal periods):

On July 2, 2020, the AFIP initiated a sua sponte assessment process.

On July 6, 2021, the Company answered the notice and filed a motion for annulment in connection with the AFIP’s tax claim, stating the legal foundations and submitting the relevant documentary evidence.

On November 17, 2021 the AFIP notified the Company of the sua sponte assessments made relating to the three taxes (VAT, IT and undocumented outflows), which were appealed by the Company to the Federal Tax Court on December 10, 2021. This appeal stays the execution of payment.

On December 26, 2022, the Company was served with notice of the acquittal of all its former Board of Directors members. The AFIP appealed such decision, and, on March 30, 2023, the San Martín Federal Court of Appeals revoked the acquittal based on the lack of conclusive evidence to either dismiss or confirm the charges against them. It also ordered that the investigation be reopened and that new evidence be produced. In that regard an accounting expert report was issued by the CSJN’s Bodies of Experts, whose conclusions were favorable to the Company.

On April 12, 2024, the court ordered the dismissal of Edenor and its directors.

(ii)       Verification Process Order (01/2019-10/2021 fiscal periods):

On February 18, 2022, the Company was notified of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from January 2019 until October 2021. As of the date of this annual report, the verification process is in process, and no debt has yet been assessed.

(iii)       Verification Process Order (11/2021-06/2022 fiscal periods):

On July 11, 2023, the Company was notified of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from November 2021 until June 2022. As of the date of this annual report, the verification process is in process, and no debt has yet been assessed.

The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil (Procurar) – Class action for the protection of a constitutional right (“amparo colectivo”)

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil, jointly with two users domiciled in the District of San Martín, brought an action against the Company, the SE and CAMMESA.

In that framework, a provisional measure was issued, pursuant to which:

(i)	the Company was ordered to refrain from paying CAMMESA any amounts earmarked for the carrying out of the investments necessary for ensuring the appropriate quality of the electricity service.

(ii)	CAMMESA was ordered to refrain, both from claiming judicial payment by the Company of the energy supplied and/or to be supplied in the future to Edenor, and from issuing any precautionary measure affecting the latter’s equity, as a result of and/or due to energy supplied, maintaining the normal and regular dispatch of energy, affecting neither the continuity nor the quality of the public service the distributor must provide to its customers.

Legal action brought by the Company (Study, Review and Inspection of Works in Streets and/or Public Spaces Tax “TERI”)

On October 9, 2020, the Company filed a declaratory judgment action in the CSJN, against the Government of the City of Buenos Aires ("GCBA") in order to put an end to the state of uncertainty arising between the federal regulations governing the public service of electricity and the GCBA’s claim to impose payment of the TERI on the Company. Additionally, a petition for the granting of a prohibitory injunction was filed, requesting that the GCBA be ordered to refrain from claiming payment of the TERI, and from bringing enforcement actions and/or levying an attachment on the Company’s assets.

On December 21, 2022, the CSJN resolved that it had original jurisdiction over the case, ordered that notice of the complaint be served upon the GCBA for a term of sixty days, and rejected the precautionary measure sought by the Company. On August 13, 2023, the GCBA answered the complaint. As of the date of this annual report, the proceedings are at the stage of producing evidence.

Furthermore, the Company has filed complaints requesting the nullification of the GCBA’s Resolutions providing for the payment of the TERI. In one of those proceedings in particular (“Edenor S.A. vs GCBA, Challenge of actions taken by the Governmental Authority” Court record 286603/2024) a favorable judgement was rendered on February 28, 2024, considering section 377 of the City of Buenos Aires Tax Code to be unconstitutional. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

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

As of December 31, 2023, we have 30,852,251 treasury shares. The acquisition cost of such shares in the market, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the CNV’s Rules, restricts the amount of the realized and liquid gains that we may distribute to our shareholders.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2022
First Quarter	73.35	51.80	7.43	4.62
Second Quarter	64.90	54.80	7.00	4.35
Third Quarter	105.25	55.00	7.00	4.04
Fourth Quarter	137.90	99.00	7.99	6.30

Period	High	Low	High	Low
2023
First Quarter	182.35	137.85	10.26	6.70
Second Quarter	428.45	164.95	16.97	8.32
Third Quarter	570.25	379.90	16.87	11.75
Fourth Quarter	1041.85	436.30	21.11	10.19

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2022
November	120.90	103.00	7.30	6.58
December	137.90	116.50	7.99	6.88
2023
January	183.00	144.00	10.26	8.30
February	180.00	157.25	9.75	8.60
March	169.50	137.00	9.03	6.70

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

On December 29, 2016, the CNV authorized BYMA and on January 2, 2017, IGJ and CNV authorized the creation and operation of BYMA. Most of its capital stock is free float and 31 percent is owned by BCBA.

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

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by MAE, an electronic over-the-counter market reporting system that functions independently from the BYMA. Under an agreement between the BYMA and the MAE, trading in equity and equity-related securities is conducted exclusively on the BYMA and trading in corporate debt securities is conducted on both the S&P MERVAL/BYMA) and the MAE. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the MAE. The agreement does not extend to other Argentine exchanges.

Recently, Caja de Valores S.A., member of BYMA Group adopted its new Custody System, developed with Nasdaq's leading CSD (Central Securities Depositories) technology, which aligns the Argentine Capital Market with the technologies used by the most developed markets in the world.

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

On April 13, 2000, the Argentine Congress passed Law No. 25,246, as subsequently amended (the “Anti-Money Laundering Law”) which typifies money laundering as a crime. Additionally, such law, which amended several sections of the Argentine Criminal Code, has established sanctions for the ones incurring in such illicit activity and has created the Unidad de Información Financiera (“UIF”), which depends on the Ministry of Economy.

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

The UIF is in charge of the analysis, supervision and conveyance of information in order to prevent the laundering of assets obtained from: (i) Crimes related to illegal traffic and commercialization of narcotics (Law No. 23,737); (ii) Crimes related to arms trafficking (Law No. 22,415); (iii) Crimes related to the activities of an illegal association as defined in Article 210 bis of the Argentine Criminal Code; (iv) Illegal acts committed by illegal associations (Article 210 of the Argentine Criminal Code) organized to commit crimes with political or racial motivation; (v) Crimes of fraud against the Public Administration (Article 174, Section 5 of the Argentine Criminal Code); (vi) Crime against the Public Administration under Chapters VI, VII, IX and IX bis of Title XI of Book Two of the Argentine Criminal Code; and (vii) Crimes of underage prostitution and child pornography under Articles 125, 125 bis and 128 of the Argentine Criminal Code.

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

The UIF issued Resolution No. 229/2011, which was replaced by Resolution UIF No. 21/2018 and subsequently amended (“AML legislation in the Capital Market Sector”). The AML legislation in the Capital Market Sector establishes certain procedures that must be followed by the authorized agents of the CNV involved in the placement, intermediation and public offering of securities (the “Obliged Subjects in the Capital Market Sector”) in order to prevent, detect and report (within the deadlines established) the acts, transactions or omissions that may arise from the commission of money laundering and terrorist financing crimes in the capital market sector. Additionally, the AML legislation in the Capital Market Sector introduced general guidelines to identify different types of customers (including a distinction between frequent, casual and inactive customers), the requested information, the documentation to be kept and the procedure to detect and report – within the established deadlines – all suspicious transactions.

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

In November 2018, the UIF published Resolution No. 134/18, which updates the list of persons that should be considered “politically exposed persons” (“PEP”) in Argentina, considering the functions they perform or have performed, as well as its relationship of closeness or affinity with third parties who perform or have performed in such functions. Also, during 2019, the UIF issued Resolution No. 15/2019, which modified the PEP list and Resolution 128/19 established that foreign PEPs will be considered high risk and therefore subject to reinforced due diligence measures, with some exceptions.

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

On March 18, 2024 the Board of Director convened a shareholders’ meeting to consider, among other matters, the amendment of Articles 4 (corporate purpose), 16 (extraordinary shareholders’ meetings), and 25 (operaiton of Board of Directors). The shareholders’ meeting will be held on April 25, 2024.

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

As of the date of this annual report, our capital stock consists of 906,455,100 common shares, represented by 462,292,111 book-entry Class A common shares, with a par value of one Peso each and the right to one vote per share, 442,566,330 book-entry Class B common shares, with a par value of one Peso each and the right to one vote per share, and 1,596,659 book-entry Class C common shares, with a par value of one Peso each and the right to one vote per share. Under our by-laws, we are required to ensure, unless the ENRE approves otherwise, that Class A common shares represent 51% of our outstanding capital stock and that new Class A, Class B and Class C common shares are issued pro rata to the percentage of the outstanding capital stock represented by them prior to a capital increase, unless a general or special shareholder’s meeting approves otherwise. All of our outstanding shares are currently fully paid.

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

As of the date of this annual report, we have a request of Banco Nación, as trustee under the Employe Stock Participation Program to convert 355,945 Class C shares into Class B Shares. Please see “Share Ownership-Employee Stock” Participation Program”.

Corporate Purpose

Article 4 of our by-laws establishes that our corporate purpose is to engage in the distribution and sale of electricity within our concession area. We can also acquire the capital stock of other electricity distribution companies, subject to regulatory approval, lease our network to provide power line communication or other voice, data and image transmission services, and render operating, advisory, training, maintenance, consultancy, management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by us or through subsidiaries or affiliates. In addition, we may act as trustees of trusts created under Argentine law to the extent they are related to credit facilities granted to vendors and service providers acting in the distribution and sale of electricity who have guarantees granted by reciprocal guaranty companies owned by us. The Company has filed with ENRE a proposal to amend its bylaws to incorporating certain additional ancillary activities to its corporate purpose.

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

For more information, see “Item 7. Major Shareholders and Related Party Transaction—Share Buy-Back Program”.

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

MATERIAL CONTRACTS

We are party to various contracts in the ordinary course of business. See “Item 5. Operating and Financial Review and Prospects – Contractual Obligations”

EXCHANGE CONTROLS

The following is a summary of the main measures taken by the Central Bank with the purpose of regulating inflows and outflows in the Argentine Free Exchange Market (“MLC” for its Spanish acronym) to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate by tightening exchange controls and restrictions on the inflow and outflow of foreign exchange. In this regard, as of the date of this annual report, the Central Bank has issued a series of communications, which introduced additional restrictions to access the MLC associated, among other factors, to the carry out of transactions with securities and other external liquid assets, holding and disposal of liquid foreign assets and repayment of external indebtedness.

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

Previously, imports of goods and services were governed by the Integral Monitoring System (“SIMI”).

In addition to the documentation requirements established in connection with import payments, in case -due to the type of imported good- the import is subject to the approval (“SALIDA” status) of a declaration in the Integral Import Monitoring System (“SIMI”), access to the MLC for the payment of imports shall be subject to compliance of any of the as of March 3, 2022, (iii) the import is associated to a category B SIMI declaration with SALIDA status and payment is not made earlier than the expiration of a 180 day terms as from the nationalization of the goods; (iv) the import is associated to a category B SIMI declaration with SALIDA status and the goods qualify as capital assets; (v) the import is associated to a category B SIMI declaration with SALIDA status and the imported goods are related to Covid 19 detection and treatment; (vi) the import is associated to a category B SIMI declaration with SALIDA status and the imported goods are subject to non-automatic import licenses; (vii) the import is associated to a category B SIMI declaration with SALIDA status and the import is made by the public sector, companies controlled by the Argentine Government or public trusts. Obtention of A SIMI declarations shall be limited to an annual amount limitation equal to the lower of: (i) the FOB value of the importer’s 2021 imports plus 5% and (ii) the FOB value of the importer’s 2020 imports plus 70%. If the importer has not registered imports during 2020/2021 or the amount resulting from the aforementioned calculation is lower, the applicable annual limitation shall be of U.S.$ 50,000. The category A SIMI declaration amounts that may be requested from time to time shall be equal to the proportional value of the annual cap accrued as of the application date plus 20% of the annual cap. In no case may the annual cap be exceeded. All the FOB value of imports registered between January 1, 2022 and March 3, 2022 shall be deducted from the annual cap.

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

The new administration has replaced the SIRA with the Import Statistical System (SEDI). Since then, all goods or services can be imported into Argentina without the need for an import license. SEDI consists on a report filed by an importer which, once approved, will be valid for 360 calendar days.

Upon filing the SEDI, AFIP will assess the request based on the information available in its records and the importer’s tax status. The evaluation of the economic and financial capacity (“CEF” for its acronym in Spanish) of importers was eliminated by AFIP General Resolution No. 5478/2024.

Once the above assessment is cleared, a SEDI declaration will be approved and labeled under an “Official” status, allowing importation.

Operations exempt from the SEDI declarations include:

•	Importing for consumption, carried out under the sample, donation, and diplomatic franchise regimes;
•	Goods with duty and tax exemptions;
•	Goods entering under the courier or postal shipment regime;
•	Goods covered by the import regime for scientific-technological research inputs;
•	Goods originating from the Special Customs Area of the Federal Territory of Tierra del Fuego, Antarctica and South Atlantic Islands (the “Special Customs Area”) that are imported into the mainland territory, as well as import operations of goods from the mainland to this Special Customs Area; and
•	All goods falling under AFIP General Resolution No. 3,628 –goods processed through specific files and/or particular summary assignments-.

Goods included in the SEDI declaration will have a tolerance in the unit FOB value of 7% more or less, and in the quantity of 7% more, with no limitations being established when this is less than what is declared in the SEDI declaration in relation to what is stated in the corresponding import destination applications for consumption.

Under the new regime, there are rules applicable to the debt accumulated before December 13, 2023, and rules applicable to debt generated after such date.

For imports of goods and services made before December 12, 2023, the new foreign exchange regulations establish that access to the official foreign exchange market to make payments related to such imports (goods or services) will be subject to previous authorization from the Central Bank.

In order to regularize these debts, importers must declare all debts for imports of goods and services incurred by December 12, 2023 in the Registry of Commercial Debt for Imports. Importers with commercial debt for imports of goods or services had until January 24, 2024 to declare their accumulated debt in the Registry.

The Argentine Government is openly attempting to block all payments related to previous imports, and it has been reported that the governmental authorities are analyzing a regularization plan. The estimated deadline for the implementation of this plan is March 2024.

Access to the official foreign exchange market for imports of goods performed after December 13, 2023 is subject to the payment terms described below:

(a)	Fuel & Energy: Immediate payment.
(b)	For pharmaceutical products used in local processing and manufacturing, as well as fertilizers and phytosanitary products: 30 calendar days from the date of clearance through Customs of the imported Goods.
(c)	For the payment of automobiles and items of certain Harmonized Tariff Schedule (HTS) codes: 180 calendar days since the date of clearance through Customs of the imported Goods.

Rest of items: (a) 25% after 30 calendar days of the import, (b) an additional 25% after 60 calendar days, (c) an additional 25% after 90 calendar days, and (d) the remaining 25% after 120 calendar days.

Import of Services: Services can be paid after 30 days in the case for services rendered between unrelated parties, or 180 days in the case of services rendered between related parties.

Although this new regulation applicable to imports of goods and services made on or after December 13, 2023 is an attempt to expedite payments abroad, it has not yet been duly implemented. Consequently, as of the date of this annual report, importers of goods and services are unable, in practice, to access the MLC to make payments abroad related to imports of goods and services. Therefore, as of the date of this annual report, the restrictions to access the MLC to make payments for imports abroad are still in place.

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

Until December 31, 2024, prior approval from the BCRA will be required for access to the foreign exchange market for the repayment of principal and interest on financial indebtedness abroad when the creditor is a counterparty related to the debtor.

This requirement shall not apply when the transaction falls under any of the following situations:

(a)	it is an operation of local financial entities;
(b)	it is a financial indebtedness abroad with an average life of not less than 2 (two) years and the funds have been deposited and settled by the foreign exchange market as from October 2, 2020;
(c)	it is a financial indebtedness abroad that meets all of the following conditions:
(i)	the funds were used to finance projects within the framework of the “Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024” established in Section 2 of Decree No. 892/20 (“PLAN GAS”);
(ii)	the funds have been deposited and settled through the foreign exchange market on or after November 16, 2020;
(iii)	the indebtedness has an average life of not less than 2 (two) years;
(d)	the client has a “Certification of increase of exports of goods” for the years 2021 to 2023 issued under the provisions of Section 3.18. of the restated text of the Central Bank regulations for the equivalent of the amount of principal to be paid;
(e)	it is a financial indebtedness abroad with an average life of not less than 2 (two) years settled between August 27, 2021 and December 12, 2023 and that was used to pay commercial debts for the importation of goods and services as from the issuance of a “Certification of entry of new financial indebtedness abroad” within the framework of Section 1 of Communication “A” 7348 and related provisions (provisions duly included in item 3.19. of the Annex to Communication “A” 7914);
(f)	it is a financial indebtedness with an average life of not less than 2 (two) years originated between August 27, 2021 and December 12, 2023, as a result of a refinancing of commercial debts for the import of goods and services with the creditor itself, as defined in Section 20 of Communication “A” 7626 and related provisions (provisions duly included in Section 3.20 of the Annex to Communication “A” 7914).

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

Consequently, Argentine tax resident individuals and undivided estates located in Argentina will not be subject to income tax on the exchange of the Existing Notes if the provisions explained above apply.

Foreign beneficiaries.

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt of the Income Tax, if they are listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and the foreign beneficiaries do not reside in or the funds not arising from “non-cooperating jurisdictions”. In case that the disposition does not meet the former requirements, the income obtained by foreign individual and legal entities will be taxable at a 13,5% rate on the gross price or 15% rate on the net capital gain (with the possibility of upgrading the cost of acquisitions from January 1, 2018 and onwards, considering the variation of the Internal Wholesale Price Index). In addition, Pursuant to Law No. 26,893, capital gains obtained by non-Argentine residents from the sale, exchange or other disposition of shares and other equity interests, bonds and other securities of Argentine companies were subject to capital gains tax until December 30, 2017, even if those transactions were entered into between non-residents.

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

Pursuant to Law 27,630 the income tax rate applicable to Argentine Entities is amended, establishing a progressive tax rate system from 25% to 35% depending on the accumulated taxable net income detailed below:

Net accumulated profit (full figures)		Pay Ps. (full figures)%		On surplus in Ps. (full figures)
over Ps.	to Ps.
0	34,703,523.08	0	25%	0
34,703,523.08	347,035,203.79	8,675,880.77	30%	34,703,523.08
347,035,230.79	onwards	102,375,393.08	35%	347,035,230.79

* Scale applicable to fiscal year beginning on January 1, 2024 through December 31, 2024.

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

The Personal Assets Tax is calculated by reference to market value, in the case of negotiable securities listed on any market, or to the acquisition cost plus the interest accrued and unpaid and exchange rate differences, in the case of negotiable securities not listed on public markets, in both cases as of December 31 of each year. Assets are taxable when the aggregate value thereof exceeds the total amount of Ps.27,377,408.28 in the 2023 tax period.

The applicable tax rates for individuals and undivided estates resident in Argentina and holding assets subject to taxation for an amount exceeding the minimum threshold are shown below (except for the holding of shares or other participations in companies regulates by the General Companies Law):

(i)	On total assets located in Argentina subject to taxation:
Aggregate value of assets exceeding the minimum threshold (full figures)		Pay Ps. (full figures)	plus %	Over the exceeding amount of Ps. (full figures)
More than Ps.	To Ps.
0	13,688,704.14, inclusive	0	0.50%	0
13,688,704.14	29,658,858.98, inclusive	68,443.51	0.75%	13,688,704.14
29,658,858.98	82,132,224.86, inclusive	188,219.68	1.00%	29,658,858.98
82,132,224.86	456,290,138.07 inclusive	712,953.35	1.25%	82,132,224.86
456,290,138.07	1,368,870,414.25 inclusive	5,389,927.27	1.50%	456,290,138.07
1,368,870,414.25	onwards	19,078,631.41	1.75%	1,368,870,414.25

Source: Article 3, Law No. 27,667.

(ii) On total assets located abroad subject to taxation:

Aggregate value of assets located in Argentina and abroad (full figures)		Aggregate value of assets located abroad exceeding the minimum threshold not computed against the assets located in Argentina must pay %
Over Ps.	Up to Ps.
0	13,688,704.14, inclusive	0.70%
13,688,704.14	29,658,858.98, inclusive	1.20%
29,658,858.98	82,132,224.86, inclusive	1.80%
82,132,224.86	onwards	2.25%

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

Residents in the country who own assets abroad and have repatriated financial assets will be exempt from the differential rate and will be taxed, on all of their assets, under the conditions established for assets in the country.

Repatriation is understood as the entry into the country of money in foreign currency held abroad and the amounts arising from the sale of financial assets, until March 31 of each year.

The total amount of repatriated assets must reach at least 5% of the total assets located abroad and these funds must remain in the country until December 31, deposited in an account opened in the name of their owner in a financial institution. Additionally, the law established a definition for the concept “financial assets located abroad” by listing different types of assets such as deposits in foreign currency in banks and/or foreign financial or similar institutions and corporate shares or equivalent (private securities, shares, quotas and other participations) of all types of entities.

Through the enactment of 27,638 Law, applicable as from the tax period 2021 and subsequent periods, certain tax exemptions are established, among which are negotiable obligations issued in local currency that comply with the Exemption Requirements and Conditions.

Regarding assets located in Argentina, individuals and undivided estates resident abroad will be subject to the 0.50% rate, without the right to deduct the non-taxable minimum it being stipulated, however, that the tax will not apply when its amount is equivalent to or less than Ps.255.75. Personal assets tax applies to the market value of the New Notes (or the acquisition costs plus accrued and unpaid interest and exchange rate differences in the event the New Notes are no longer listed) as of December 31 of every calendar year.

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

Pursuant to Decree No. 409/2018 (published in the Official Gazette of Argentina on May 7, 2018), 33% of the tax paid levied on the debits and credits at the 0.6% tax rate and 33% of the tax paid on transactions levied at a 1.2% rate will be considered as a payment on account of federal taxes and/or on account of the Special Tax for Cooperatives. The remaining amount may be deducted from the income tax base. If a lower rate were applicable the tax credit would be 20%.

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

Tax for an Inclusive and Solidary Argentina

The Productive Reactivation Law created an emergency 30% tax (the “PAIS Tax”) for a term of five fiscal periods, applicable to direct or indirect purchases of foreign currency transactions carried out by individuals and legal entities resident in Argentina. Also, by means of Decree No. 377/2023, the following transactions were included as transactions taxed by the PAIS Tax, subject to differentiated rates: (i) the acquisition abroad, or in Argentina when rendered by non-residents, of telecommunications, financial and IT services, among others; (ii) the acquisition abroad, or in Argentina when rendered by non-residents, of freight and other transportation services; and (iii) the import of goods included in the Mercosur Common Nomenclature, except for certain exceptions.

In addition, AFIP General Resolution No. 4815/2020, as amended, established for transactions subject to PAIS Tax and for taxpayers defined in Section 36 of the Productive Reactivation Law that qualify as Argentine residents, under the terms of Section 116 and following of the Income Tax Law, a collection system for transactions subject to PAIS Tax aimed at anticipating the payment of obligations corresponding to income tax or personal property tax, as the case may be.

This collection will be treated as a payment on account and will be computable in the annual income tax return or, as the case may be, in the annual personal property tax return, corresponding to the tax period in which they were made.

Through Executive Branch Decree No. 29/2023 and AFIP General Resolutions Nos. 5463/2023 and 5464/2023, the rates have been modified with respect to the collection established by AFIP General Resolution No. 4815/2020, establishing a single collection at a rate of 30% on certain transactions subject to PAIS Tax.

Likewise, Decree No. 29/2023 modified the rate applicable to the purchase of foreign currency for payment of freight services and other transportation services abroad for import or export transactions of goods, or their acquisition in Argentina when provided by non-residents, identified with the BCRA Monthly Accounting Information System Code for Exchange Transactions S04, S30 and S31, which will now be subject to a rate of 17.5% on the price, net of taxes and fees (previously rated at 7.5%).

Secondly, the same regulation modified the rate to 17.5% (previously 7.5%) applicable to the total amount of the transaction for the direct or indirect purchase of foreign currency, for the payment of import of goods included in the Mercosur Common Nomenclature, with the exception of: (1) the tariff positions mentioned in the first paragraph of item 1 of sub. b) of art. 13 bis of Decree 13/2019, or positions 2710.12.59, 2710.19.21, 2710.19.29, 2710.19.31, 2710.19.32, 2713.20.00, 3811.21.10, 3811.21.50, and 3811.90. 90; (2) inputs and intermediate goods directly related to products of the basic food basket as established by the Ministry of Economy and the AFIP; and (3) other goods related to the generation of energy, under the terms established by the SE.

Transactions related to the import of goods considered as luxury goods are taxed at a rate of 30% and are subject to a 30% collection.

In addition, the acquisition abroad, or in Argentina when rendered by non-residents, of business, telecommunications, financial, computer services, among others, is subject to the PAIS Tax at a rate of 25%.

Finally, services classified as “digital services” according to the Value Added Tax Law are taxed at a rate of 8%, plus a collection of 30%.

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

The 2022 Tax Agreement specifies that the Argentine reportable accounts of a reporting U.S. financial institution are financial accounts opened in a financial institution of the United States if: (i) in the case of a depository account, the account is held by an individual resident in Argentina and more than U.S.$10 of interest is paid to such account in any given calendar year; or (ii) in the case of a financial account other than a depository account, the account holder is a resident of Argentina, including an entity that certifies it is a resident of Argentina for tax purposes, with respect to which U.S. source income that is subject to reporting under chapter three of subtitle A or chapter 61 of subtitle F of the U.S. Internal Revenue Code is paid or credited.

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

The Tax Agreement was signed on December 5, 2022 and became effective on January 1, 2023. As of the date of this annual report, it remains in force.

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

Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 and 2023 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2024 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

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

Foreign Currency Risk

Our cash, deposits and financial assets denominated in U.S. Dollars amounted to U.S.$0.2 million and U.S.$51.1 million of sovereign bonds as of December 31, 2023.

As of December 31, 2023, the potential loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2023, was approximately Ps.5,270 million.

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2023 and 2022, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

Our management has evaluated, under the supervision of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2023.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2023.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

d)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2023 and 2022. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees accrued in the last two years for those services (including related expenses), and breaks down these amounts by category of service in million of Pesos in constant currency:

	Year ended December 31,
	2023	2022
Audit fees	260.1	185.6
Audit-related fees	30.2	140.0
Tax fees	-	-
All other fees	-	-
Total	290.3	325.6

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

NYSE LISTED COMPANY MANUAL SECTION 303.A	Edenor’s Corporate Practices

SECTION 303A.01. Independent directors must constitute the majority of a listed company’s Board of Directors.	Edenor follows Argentine law, which does not require that a majority of the Board of Directors be comprised of independent directors. Argentine law instead requires that public companies in Argentina have a sufficient number of independent directors to be able to form an audit committee of at least three members, the majority of which must be independent pursuant to the criteria established by the CNV. As of the date of this annual report, five of Edenor’s ten directors are independent under Argentine law and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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

N Under Argentine Law No. 19,550 (Commercial Companies Law) requires that the board meets at least once every three months. The Board of Directors meets regularly and participates actively and with a high degree of involvement in the management of the Company.

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

The Company does not have a share-based incentive plan. The last incentive plan was created in 2016, and in 2017 was approved by shareholders, allocating all the treasury shares acquired at such date. As of December 31, 2023, there were 6,992,251 Class B Shares subject to any potential extension of the share-based compensation plan; and such decision can be implemented by further consideration of the Executive Committee.

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

Under Argentine Law No 27,401 Criminal Responsibility of Legal Persons, establishes as a requirement to exempt themselves from liability that companies has an Integrity Program, composed of the set of mechanisms and internal procedures for the promotion of the integrity, supervision and control, aimed at preventing, detecting and correcting irregularities and unlawful acts, including the Code of Ethics and Corporate Governance

Our company adopted a Code of Ethics in 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. In 2015, 2019 and 2021, we reviewed and updated our Code of Ethics and Corporate Governance

.

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

Item 16 H. Mine Safety Disclosures

Not applicable.

Item 16 I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16 J. Insider Trading Policies

Not applicable.

Item 16 K. Cybersecurity

Risk Management and strategy

We have a risk management model (the “Risk Management Model”) in place, which is an integral part of our organization’s culture and activities and is present at all levels in the Company’s processes and projects. It is integrated with our internal control and management systems to achieve organizational efficiency and effectiveness and rational decision-making. It is aligned with the best practices in the field (ISO 31000:2018, COSO 2013 and COSO-ERM 2017).

Our current Risk Management Model has 2 levels:

•	Level 1 - Strategic: risks that could arise from business decisions, the implementation of decisions or the ability to respond to industry changes. Regarded as high-level risks and the Senior Management’s responsibility, their impact often affects the Company in general.
•	Level 2 - Operational: risks that may cause an impact as a result of human performance, the design and effectiveness of internal processes and/or systems and as a consequence of external events. Their impact is often limited to specific activities as they relate to specific and defined processes and projects.

At both levels, but with different scope, cybersecurity risks are considered, inasmuch as any vulnerability in information systems could have severe implications, including disruptions in the supply of electricity, loss of sensitive information, damages to the infrastructure and risks to public safety.

The identified risks are analyzed and valued according to likelihood and impact in order to determine risk severity/criticality. Additionally, control activities in place are identified and supplementary mitigating actions as well as those responsible for them are determined.

The Risk Management Model is based on an iterative approach. Therefore, we constantly monitor the internal and external contexts with the aim of verifying that the assessment of the identified risks and the established mitigating actions remain applicable. In turn, we monitor if new events that could turn into emerging risks have emerged.

Through the Information Security Department, we implement and apply the processes for mitigating cybersecurity risks following the best practices in the field (ISO 27001:2022, CIS Controls and NIST).

Fostering a proactive attitude towards cybersecurity, we implement robust security controls, such as firewalls, intrusion monitoring and detection systems, multi-factor authentication and data encryption, to protect the networks and systems against unauthorized access. We have also implemented incident response plans to take fast and effective action in the event of a cyberattack, thereby minimizing downtime and potential damages.

In order to carry out some of our activities, the Information Security Department engages the services of advisors and consultants who are experts in the field. Some of the contracted services are:

-	The operation of the Security Operation Center (SOC).
-	The carrying out of regular pen tests, both on the infrastructure and the applications.
-	The permanent monitoring of vulnerabilities to identify security gaps.
-	The improvement of the internal security processes maturity, based on industry standards.
-	The strengthening of the Disaster Recovery Plan (DRP).
-	The annual reviews of IT general controls (ITGC) defined for the Information Security process.

In 2023, the following milestones were achieved:

-	Implementation of a Security Information and Event Management System (SIEM) to access data-based information and combat threats, protecting the business and mitigating risks at scale with machine learning-based analysis.
-	At cloud service management level, the “Zero Trust” security posture, which is based on the premise that organizations should trust nothing automatically, even when it comes from internal sources, was strengthened.
-	Strengthening of the Operational Technology (OT) network security, by defining new and more secure architectures for substations connectivity and incorporating electric protection networks to the OT cybersecurity model, increasing network security and segregation.
-	Definition and implementation of a new Vulnerability Management continuous process, which allows us to identify, assess and treat security vulnerabilities in the systems and the software that runs on them.
-	Implementation of a digital risk protection platform focused on early incident detection and fraud prevention, using artificial intelligence and automated processes to monitor the Company’s digital assets.
-	Implementation of a solution to manage and optimize security regulations and policies on the management of firewall policies, which allows us to improve compliance requirements as well as reduce exposure risk.
-	Taking out of a cybersecurity insurance that protects the Company against residual risks and the costs associated with cybersecurity events.

Finally, staff training and awareness are fundamental aspects. Therefore, awareness raising programs on cybersecurity and information safeguarding are provided, through phishing drills, newsletters and interactive modules.

We have not identified any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, operations results, or financial condition. However, we cannot eliminate all cybersecurity risks or provide assurances that we have not experienced an undetected cybersecurity incident in the past or that we will not experience such an incident in the future. Any significant disruption to our service or access to our systems could result in revenue loss, legal actions, regulatory penalties, reputational harm, among other consequences. Additional information on cybersecurity risks we face can be found in “Item 3. Key Information— Risk Factors—Risks Relating to Our Business—Cybersecurity events, such as interruptions or failures in our information technology systems as well as cyber-attacks, could adversely affect our business, financial condition, results of operations and cash flows”.

Governance

Although the Company’s Risk Management Model is implemented by the Senior Management, with the assistance of the Risk Management Department, it is important to point out that risk management is the responsibility of the Board of Directors, the Senior Management and of each and every employee, regardless of the duties of their positions.

We have set up a Risk Committee that is comprised of the Chief Executive Officer, the Operational Directors and the Compliance Officer. The Risk Committee’s main responsibilities include: promoting a risk management culture, ensuring the development, implementation and appropriate functioning of the Risk Management Model, and participating actively in each of the stages of the process. In turn, the Risk Committee actively participates in the critical event response process with the aim of assessing the event’s impact and materiality.

The Information Security Department has defined the KPIs for the cybersecurity process, which make it possible to measure the Company’s posture as well as the efficiency of protection measures. In turn, the Department immediately informs the Risk Committee about critical incidents.

The Risk Management Department presents, at least on a quarterly basis, its management reports to the Risk Committee, and, in such meetings, severity/criticality levels are updated or new risks to be dealt with, if appropriate, are identified. Additionally, the Department presents, at least on an annual basis, a report to the Audit Committee, which is responsible for overseeing the application of the Company’s information policies on risk management. The Audit Committee is comprised of experienced and qualified members to audit and assess the risks faced by the Company, the internal controls and the corporate governance processes to competently direct the Company towards its objectives.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Our financial statements are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Estatutos sociales (corporate bylaws) of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (English translation) (previously filed as Exhibit 3.1 to Edenor’s Registration Statement on Form F-1 (File No. 333-141894) on April 4, 2007 and incorporated by reference herein.)
2.1	Form of Deposit Agreement among Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (previously filed as Exhibit 4.1 to Edenor’s Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-141894) on April 20, 2007 and incorporated by reference herein.)
2.3	Registration Rights Agreement, between Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as Representatives of the Initial Purchasers (previously filed as Exhibit 2.4 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).
2.D	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Policy for Recovery of Erroneously Awarded Incentives-Based Compensation.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)
/s/ GERMAN RANFTL
Date: April 24, 2024	Name: German Ranftl Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (the “Company”) as of December 31, 2023 and 2022, and the related statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Exhibit 2. Our responsibility is to express opinions on the Company’s financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2023, the Company’s property, plant and equipment balance was $1,272,989 million. As disclosed in Note 6.c, the Company analyzes the recoverability of its long-lived assets (including property, plant and equipment) on a periodic basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use or fair value less costs to sell at the end of the period, may be impaired. According to the situation described in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

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

March 8, 2024

We have served as the Company’s auditor since 2006.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023 AND 2022

AND FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2023 FINANCIAL STATEMENTS

2023 FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GBA	Greater Buenos Aires
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
MEM	Wholesale Electricity Market
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Tariff Structure Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

2023 FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: April 10, 2023 (Note 36)

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

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2023

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 22)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,852,251 treasury shares as of December 31, 2023.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2023 FINANCIAL STATEMENTS

edenor

Statement of Comprehensive Income (Loss)

for the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22	12.31.21

Revenue	9	701,098	640,994	688,502
Energy purchases	9	(458,944)	(446,030)	(423,413)
Distribution margin		242,154	194,964	265,089
Transmission and distribution expenses	10	(214,428)	(171,625)	(176,595)
Gross profit		27,726	23,339	88,494

Selling expenses	10	(82,764)	(73,717)	(69,728)
Administrative expenses	10	(69,122)	(55,598)	(45,170)
Other operating income	11	25,335	32,412	29,369
Other operating expense	11	(20,951)	(23,730)	(29,643)
(Loss) Income from interest in joint ventures	7	(10)	(17)	12
Operating result		(119,786)	(97,311)	(26,666)

Agreement on the Regularization of Obligations	2.c	197,731	56,479	-

Financial income	12	367	203	395
Financial costs	12	(319,435)	(273,335)	(163,544)
Other financial results	12	(31,286)	(4,452)	10,560
Net financial costs		(350,354)	(277,584)	(152,589)

Monetary gain (RECPAM)		454,589	310,205	144,620

Income (Loss) before taxes		182,180	(8,211)	(34,635)

Income tax	31	(133,809)	(46,187)	(94,840)
Income (Loss) for the year		48,371	(54,398)	(129,475)

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	30	(1,447)	(2,037)	1,215
Tax effect of actuarial profit (loss) on benefit plans	31	507	713	(427)
Total other comprehensive results		(940)	(1,324)	788

Comprehensive income (loss) for the year attributable to:
Owners of the parent		47,431	(55,722)	(128,687)
Comprehensive income (loss) for the year		47,431	(55,722)	(128,687)

Basic and diluted income (loss) per share:
Income (Loss) per share (argentine pesos per share)	13	55.28	(62.17)	(147.97)

The accompanying notes are an integral part of the Financial Statements.

2023 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2023 and 2022

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22
ASSETS
Non-current assets
Property, plant and equipment	14	1,272,989	1,233,003
Interest in joint ventures	7	57	66
Right-of-use asset	15	3,540	2,202
Other receivables	18	3	9
Total non-current assets		1,276,589	1,235,280

Current assets
Inventories	16	39,816	20,048
Other receivables	18	34,046	58,232
Trade receivables	19	66,597	87,167
Financial assets at fair value through profit or loss	20	82,628	89,379
Cash and cash equivalents	21	9,128	5,076
Total current assets		232,215	259,902
TOTAL ASSETS		1,508,804	1,495,182

2023 FINANCIAL STATEMENTS

edenor

Statement of Financial Position

as of December 31, 2023 and 2022 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	22	875	875
Adjustment to share capital	22	340,453	340,419
Treasury stock	22	31	31
Adjustment to treasury stock	22	7,288	7,322
Additional paid-in capital	22	4,716	4,674
Cost treasury stock		(27,946)	(27,946)
Legal reserve		23,621	23,621
Voluntary reserve		228,747	228,747
Other comprehensive loss		(3,472)	(2,532)
Accumulated losses		(135,502)	(183,873)
TOTAL EQUITY		438,811	391,338

LIABILITIES
Non-current liabilities
Trade payables	25	1,597	2,866
Other payables	26	158,924	54,458
Borrowings	28	44,345	45,268
Deferred revenue	27	13,474	11,451
Salaries and social security payable	29	2,449	2,402
Benefit plans	30	4,922	5,795
Deferred tax liability	31	478,696	345,384
Provisions	33	9,861	17,293
Total non-current liabilities		714,268	484,917
Current liabilities
Trade payables	25	240,950	559,936
Other payables	26	29,340	19,692
Borrowings	28	50,663	573
Deferred revenue	27	50	137
Salaries and social security payable	29	26,636	29,084
Benefit plans	30	578	729
Tax liabilities	32	4,639	4,102
Provisions	33	2,869	4,674
Total current liabilities		355,725	618,927
TOTAL LIABILITIES		1,069,993	1,103,844

TOTAL LIABILITIES AND EQUITY		1,508,804	1,495,182

The accompanying notes are an integral part of the Financial Statements.

2023 FINANCIAL STATEMENTS

edenor

Statement of Changes in Equity

for the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjust- ment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2020	875	340,329	31	7,412	4,609	(27,946)	23,621	390,734	-	(1,996)	(161,987)	575,682

Ordinary Shareholders’ Meeting held on April 27, 2021	-	-	-	-	-	-	-	(161,987)	-	-	161,987	-
Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	37	-	-	37
Payment of Other Reserve Constitution - Share-based compensation plan	-	56	-	(56)	37	-	-	-	(37)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	788	-	788
Loss for the year	-	-	-	-	-	-	-	-	-	-	(129,475)	(129,475)
Balance at December 31, 2021	875	340,385	31	7,356	4,646	(27,946)	23,621	228,747	-	(1,208)	(129,475)	447,032

Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	28	-	-	28
Payment of Other Reserve Constitution - Share-based compensation plan	-	34	-	(34)	28	-	-	-	(28)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(1,324)	-	(1,324)
Loss for the year	-	-	-	-	-	-	-	-	-	-	(54,398)	(54,398)
Balance at December 31, 2022	875	340,419	31	7,322	4,674	(27,946)	23,621	228,747	-	(2,532)	(183,873)	391,338

Other Reserve Constitution - Share-based compensation plan (Note 24)	-	-	-	-	-	-	-	-	42	-	-	42
Payment of Other Reserve Constitution - Share-based compensation plan (Note 24)	-	34	-	(34)	42	-	-	-	(42)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(940)	-	(940)
Income for the year	-	-	-	-	-	-	-	-	-	-	48,371	48,371
Balance at December 31, 2023	875	340,453	31	7,288	4,716	(27,946)	23,621	228,747	-	(3,472)	(135,502)	438,811

The accompanying notes are an integral part of the Financial Statements.

2023 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2023, 2022 and 2021

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22	12.31.21
Cash flows from operating activities
Income (Loss) for the year		48,371	(54,398)	(129,475)

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	82,753	56,656	55,207
Depreciation of right-of-use assets	15	2,829	3,216	2,777
Loss on disposals of property, plant and equipment	14	889	1,084	1,510
Net accrued interest	12	318,507	272,679	162,928
Income from customer surcharges	11	(14,003)	(9,439)	(11,743)
Exchange difference	12	48,327	(4,604)	9,716
Income tax	31	133,809	46,187	94,840
Allowance for the impairment of trade and other receivables, net of recovery	10	6,662	6,847	11,902
Adjustment to present value of receivables	12	1,410	1,054	909
Provision for contingencies, net of recovery	33	9,718	13,719	14,263
Changes in fair value of financial assets and financial liabilities	12	(33,778)	(8,799)	(24,065)
Accrual of benefit plans	10	2,428	3,743	4,580
Recovery of provision for credit RDSA	12	-	-	(3,519)
Result from the cancelattion of Corporate Notes	12	-	1,132	(19)
Loss on debt restructuring	12	-	1,398	-
Income from non-reimbursable customer contributions	11	(157)	(192)	(283)
Other financial costs	12	15,327	14,271	6,418
Result from interest in joint ventures	7	10	17	(12)
Agreement on the Regularization of Obligations	2.c	(197,731)	(56,479)	-
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	-	(8,252)	-
Monetary gain (RECPAM)		(454,589)	(310,205)	(144,620)
Changes in operating assets and liabilities:
Increase in trade receivables		(29,798)	(21,578)	(16,305)
Increase in other receivables		(3,838)	(37,273)	(4,902)
Increase in inventories		(11,033)	(7,222)	(5,138)
Increase in deferred revenue		940	6,390	1,638
Increase in trade payables		110,373	192,586	110,626
Increase in salaries and social security payable		18,975	16,184	5,319
Decrease in benefit plans		(470)	(831)	(430)
Increase (Decrease) in tax liabilities		3,283	(1,454)	(11,927)
Increase (Decrease) in other payables		13,125	(4,145)	1,134
Decrease in provisions	33	(867)	(1,672)	(1,825)
Payment of income tax payable		-	(299)	-
Net cash flows generated by operating activities		71,472	110,321	129,504

2023 FINANCIAL STATEMENTS

edenor

Statement of Cash Flows

for the years ended December 31, 2023, 2022 and 2021 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.23	12.31.22	12.31.21
Cash flows from investing activities
Payment of property, plants and equipments		(119,781)	(98,797)	(89,331)
Sale (Purchase) net of Mutual funds and negotiable instruments		40,720	(17,057)	(65,658)
Derivative financial instruments payments		-	(489)	-
Mutuum charges granted to third parties		-	-	31
Net cash flows used in investing activities		(79,061)	(116,343)	(154,958)

Cash flows from financing activities
Proceeds from borrowings	28	17,424	13,764	-
Payment of borrowings	28	(1,032)	(18,928)	-
Payment of lease liability		(6,461)	(3,647)	(3,192)
Payment of interests from borrowings	28	(1,857)	(2,790)	(5,428)
Payment of Corporate Notes issuance expenses	28	(736)	(1,759)	-
Cancelattion of Corporate Notes	28	-	(1,470)	(103)
Net cash flows generated by (used in) financing activities		7,338	(14,830)	(8,723)

Decrease in cash and cash equivalents		(251)	(20,852)	(34,177)

Cash and cash equivalents at the beginning of the year	21	5,076	19,242	39,926
Financial results in cash and cash equivalents		4,510	6,767	13,518
Result from exposure to inflation		(207)	(81)	(25)
Decrease in cash and cash equivalents		(251)	(20,852)	(34,177)
Cash and cash equivalents at the end of the year	21	9,128	5,076	19,242

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(3,847)	(6,774)	(9,240)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(4,166)	(2,840)	(3,270)

The accompanying notes are an integral part of the Financial Statements.

2023 FINANCIAL STATEMENTS NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of Argentina, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentine Republic, whose shares are traded on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market) and the New York Stock Exchange (NYSE).

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

As a consequence of the share purchase and sale agreement entered into on December 28, 2020 between Pampa Energía S.A. and Empresa de Energía del Cono Sur S.A., all the Class A shares, representing 51% of the Company’s share capital and votes were transferred to the latter. That transaction was approved by means of ENRE Resolution No. 207/2021 dated June 24, 2021. Therefore, Empresa de Energía del Cono Sur S.A. is the parent company of edenor.

The Company’s economic and financial situation

As of December 31, 2023, the Company shows a notable improvement in its economic performance, as a consequence of the positive trend towards the sector’s normalization -closely related to the electricity rate increases of the first six-month period-, the Agreements on the Regularization of Payment Obligations entered into with CAMMESA, and the prospect that the electricity rates will be periodically adjusted and subsidies will be reduced in the short term.

In particular, the recent electricity rate adjustments of February 2023 implied an increase in the CPD of 107.8% for the month of April and 73.7% for the month of June, which resulted in an improvement in the Company’s gross profit for the current fiscal year. Despite the fact that this trend did not continue until the end of the fiscal year, and that the subsequent changes made to the values of the Company’s electricity rate schedules implied only the passing through of the seasonal prices, the investments necessary, both for the operation of the network and for maintaining and even improving the quality of the service, have been made, complying with the investment targets for fiscal year 2023.

Furthermore, by means of Executive Order No. 55/2023, the new Administration provided for the emergency of the National Energy Sector until December 31, 2024. In line with that, ENRE Resolution No. 102/2024 approved the values of the Company’s electricity rate schedule as from February 16, 2024, which implied the granting of a 319.2% increase in the CPD and monthly adjustments from May 2024, making it possible to restore the Company’s electricity rate situation and its economic and financial equation, ensuring the economic self-sufficiency of the electricity system for a foreseeable future (Note 2.b).

2023 FINANCIAL STATEMENTS NOTES

Additionally, the government issued Executive Order No. 70/2023, which provided for the economic, financial, fiscal, pension, tariff, healthcare, social and administrative emergency until December 31, 2025, together with other measures of a deregulatory nature for the economy as a whole, with the aim, as stated, of achieving fiscal balance. Furthermore, supplementing the aforementioned Executive Order, the bill entitled “Law of bases and starting points for the freedom of the Argentine people”, which included a comprehensive package of measures and provided, among other issues, for changes in energy-related regulations and the creation of a new regulatory entity, was introduced to Congress. Due to the fact that the aforementioned bill was rejected by a majority of lawmakers, the Executive Power decided that the bill, as it had been introduced to Congress to be dealt with in the extraordinary legislative sessions, would not be discussed again.

The context of volatility and uncertainty continued as of the date of issuance of these financial statements. The reforms proposed by the new administration have begun, as mentioned in the preceding paragraph, to be discussed in the legislature. At the date of issuance of these financial statements, it is not possible to predict the outcome of such discussions or whether new measures will be announced. The Company’s Management permanently monitors the development of the variables that affect its business, in order to define its course of action and identify the potential impacts on its financial and cash position.

The Company’s financial statements must be read in the light of these circumstances.

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic and expects that the new electricity rates will result in the Company’s operating once again under a regulatory framework with clear and precise rules, which will make it possible to meet the costs associated with the provision of the service, as well as the need for additional investments to satisfy the demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability. Therefore, these financial statements have been prepared using the ongoing concern basis of accounting.

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

2023 FINANCIAL STATEMENTS NOTES

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the WEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any WEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

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

On December 16, 2023, the Federal Government, by means of Executive Order No. 55/2023, declares the emergency of the National Energy Sector -including the electricity distribution segment- until December 31, 2024, and provides for the following:

o	The implementation by the SE of a program of necessary and indispensable measures in order to establish the mechanisms for setting prices under conditions of competition and free access, maintain, in real terms, income levels and cover investment needs to ensure the continuous provision of the public services of electricity transmission and distribution under appropriate technical and economic conditions, both for the providers and all user categories.
o	The commencement of the RT for the providers of the public services of electricity transmission and distribution under federal jurisdiction, with the proviso that the resulting electricity rate schedules shall come into effect not later than December 31, 2024.
o	The intervention of the ENRE from January 1, 2024 until the appointment of the members comprising the Board of Directors.
o	The implementation of mechanisms allowing for citizen participation in the transitional rate adjustment process.

Furthermore, on January 2, 2024, by means of Resolution No. 2/2024, the ENRE called a Public Hearing for January 26, 2024, to make known and listen to opinions on the transitional electricity rate system of the distribution companies in charge of the public service of electricity.

In the above-mentioned Hearing, the Company’s presentation focused on the following:

-	The importance of its customer service role, as it is the link that attends and provides the service to users.
-	The fact that it acts as a collecting agent, but only 29% of the bill it “collects” constitutes real income, with the remaining percentage going to the other WEM participants and to the Federal Government through taxes.
-	The insufficient adjustment of the electricity rate, which has once again led to the Company’s not having the necessary funds to pay its debts for energy purchased.
-	The commencement of a process for the offsetting of the regulatory assets (receivables from non-compliance with the RT), and the consideration of the debt with CAMMESA resulting from the insufficient adjustment of the electricity rate.

2023 FINANCIAL STATEMENTS NOTES

Finally, on February 15, 2024, by means of Resolution No. 102/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on the date of publication of the aforementioned resolution in the Official Gazette, which was February 16, 2024.

In view of the National Energy Sector emergency declared by Executive Order No. 55/2023 and the Public Hearing held on January 26, 2024, the approval of ENRE Resolution No. 102/2024 implies the readjustment of the Company’s electricity rate through the granting of a 319.2% increase in the CPD, with the aim of reducing the Federal Government’s transfers to the electricity sector and promoting a sustainable economic balance. The “correction” of electricity rates is essential for restoring relative prices in the economy, ensuring the economic self-sufficiency of the electricity system and laying the foundations to promote private investment.

With regard to the foregoing, it is provided that the electricity rate set in the aforementioned resolution will be temporarily in effect for a term of one year and will be adjusted on a monthly basis as from May 2024, so as to maintain its real value, by means of an adjustment mechanism of the CPD that will take into consideration the Consumer Price Index (CPI), the Wholesale Price Index (WPI), and the Salary Variation Index prepared by the INDEC.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
SE No. 323/2023	April 29, 2023	Seasonal reference prices (1)	May 1
ENRE No. 399/2023	May 4, 2023	Electricity rate schedules	May 1
ENRE No. 423/2023	May 31, 2023	Electricity rate schedules	June 1
SE No. 612/2023	July 25, 2023	Seasonal reference prices	August 1
ENRE No. 574/2023	August 1, 2023	Electricity rate schedules	August 1
SE No. 884/2023	October 31, 2023	Seasonal reference prices (2)	November 1
ENRE No. 784/2023	November 2, 2023	Electricity rate schedules	November 1
SE No. 7/2024	February 2, 2024	Seasonal reference prices	February 1
ENRE No. 102/2024	February 15, 2024	Electricity rate schedules	February 16

(1)	It approves the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period.
(2)	It approves the Summer Seasonal Programming for the WEM submitted by CAMMESA, relating to the November 1, 2023-April 30, 2024 period.

c)     Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the WEM

With regard to the Memorandum of Agreement entered into on December 29, 2022 by the Company, the Federal Government and the ENRE, of which CAMMESA was notified, concerning the Regularization of Payment Obligations for the periods between September 30, 2020 and August 31, 2022 (Note 2.c to the Financial Statements as of December 31, 2022), on July 27, 2023, the SE instructed CAMMESA to define the Payment plan in accordance with the methodologies set forth therein. In this regard, on July 31, 2023, CAMMESA agreed to the payment plan by means of Note B-168538-1. The Company has recognized that it owes a sum of $ 32,985, which adjusted in accordance with the established procedures amounts to $ 52,276.

Pursuant to Article Six of the Memorandum of Agreement, the payment of all the obligations when due has as a condition precedent that the ENRE grant an increase in the VAD, which also implies the approval of the payment schedule, independently of the readjustment of the electricity rate.

2023 FINANCIAL STATEMENTS NOTES

Furthermore, on July 28, 2023, the Company and CAMMESA entered into an Agreement on the Regularization of Payment Obligations for the periods between September 1, 2022 and February 28, 2023 (SE Resolutions Nos. 56 and 555/2023), pursuant to which the Company recognizes that it owes CAMMESA a sum of $ 26,388, which adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023 amounts to $ 42,391, for the past due periods from September 2022 through February 2023. The Company agrees to pay the aforementioned debt through a new Payment plan in 96 installments, with the value of each monthly installment being adjusted in accordance with the development of the MWh value in effect at each time.

As of December 31, 2023 and 2022, the impact of the aforementioned agreements -those signed on December 29, 2022 and on July 28, 2023, and the one signed on December 29, 2022 (the part relating to the credits recognized by CAMMESA)-, amounts to $ 197,731 and $ 56,479, respectively, and is disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income (Loss). The Payment plan liability, including both financial components accrued and payments made, amounts to $ 121,224, and is disclosed in the Other payables account of the Statement of Financial Position.

At the date of issuance of these financial statements, the Company has delivered post-dated checks for $ 5,022 to pay the first ten installments with maturities from August 2023 through January 2024.

Furthermore, based on the provisions of Article Six of the Memorandum of Agreement and taking into consideration that the ENRE had not granted an increase in the VAD, the Company was forced to partially suspend the payment of its current obligations. Due to that situation, the SE, in the event of a communication from CAMMESA, and after having demanded that the Company regularize its payment obligations, could at its sole discretion provide that the Memorandum of Agreement or any part thereof be terminated. The Company believes that the likelihood of this situation occurring is remote due to the ongoing negotiations.

d)       Agreement on Recognition of Consumption in Vulnerable Neighborhoods

On August 30, 2022, the Company, the Federal Government and the PBA, entered into an Agreement to Renew the Agreement on the Recognition of Electricity Consumption in Vulnerable Neighborhoods (Framework agreement).

-	Electricity consumption from August through December 2020: the ENRE validated receivables for $ 1,115, which the Company recognized as the ENRE certified compliance with the degree of completion of the works of the Preventive and Corrective Maintenance Work Plan for the Electricity Distribution Network, as stipulated in the Agreement described in Note 2.d to the Financial Statements as of December 31, 2022.

-	Electricity consumption from January through December 2021: the Company opted to offset it against the debts incurred for the purchase of energy from CAMMESA (Note 2.d to the Financial Statements as of December 31, 2022). On March 21, 2023, the Federal Government’s portion had been effectively settled in accordance with CAMMESA’s statement of accounts, with the relevant adjustments having been recognized.

-	Electricity consumption from January through December 2022: the Federal Government must make a contribution of $ 1,436, and the PBA a contribution of $ 553, which total a receivable in favor of the Company of $ 1,989 that has been recognized along with the receivable mentioned in the preceding paragraph. In this regard, the PBA’s contribution will be made in six monthly installments, the first four of which have been already collected by the Company.

-	Electricity consumption from January through September 2023: on October 19, 2023, the ENRE validated receivables for $1,431 and $ 1,056, which must be contributed by the Federal Government and the PBA, respectively. The PBA’s contribution is pending collection.

2023 FINANCIAL STATEMENTS NOTES

At the date of issuance of these financial statements, the Company has recognized for the described concepts a total of $ 5,986, which is disclosed in the Other operating income line item of the Statement of Comprehensive Income (Loss).

e)	Agreement on the Regularization of Obligations – Transfer of jurisdiction and offsetting of receivables and payables

On May 10, 2019, edenor, Edesur S.A. and the SE entered into the Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions, whereby, prior to the transfer of the respective concessions to the jurisdictions of the PBA and the CABA, respectively, (i) the existing debts and credits are mutually offset; (ii) a term and modality of payment of the fines payable to users and the Government are agreed-upon, in three and five years, respectively; (iii) settlement of the fines payable to the Government is allowed to be made through investments in specific works to improve the service; and (iv) it is agreed that any legal actions against the Federal Government for damages caused by the freeze on rates since 2017 will be abandoned. The effects of this agreement were recognized in the Company’s financial statements as of December 31, 2019.

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

Without prejudice to the foregoing, at the date of issuance of these financial statements, the Company has not been served notice of the filing of any legal action in order for the Agreement or the acts resulting therefrom to be declared null and void. The administrative act in question has not provided for the suspension of the legal effects of said Agreement, which is, therefore, in full force and effect. Against this resolution, the Company has filed an appeal (recurso jerárquico) to the Office of the Head of the Cabinet of Ministers (higher administrative authority) and a motion for clarification with the Ministry of Economy, which was granted and answered by ME Resolution No. 656/2021, notified on October 20, 2021, whereby said Ministry confirms that such Agreement has not been suspended.

Finally, on August 22, 2022, by means of ENRE Resolution No. 292/2022, it is provided that all the proceedings be provisionally terminated because the docket shows no activity as a result of ME Resolutions Nos. 590 and 656/2021, and that the provisions of such resolutions shall be in effect until notice of the final judgements on the related proceedings is given to the ENRE by any reliable means, situation which remains unchanged at the date of issuance of these financial statements.

f)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2023 and 2022, the Company has recognized in its financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17, as amended and supplemented, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017–2023 period.

2023 FINANCIAL STATEMENTS NOTES

In accordance with the provisions of Sub-Appendix XVI to the referred to Resolution, the Company is required to submit in a term of sixty calendar days the calculation of global indicators, interruptions for which force majeure had been alleged, the calculation of individual indicators, and will determine the related discounts, crediting the amounts thereof within ten business days. In turn, the ENRE will examine the information submitted by the Company, and in the event that the crediting of such discounts were not verified will impose a fine, payable to the Federal Government, equivalent to twice the value that should have been recorded. The referred to Sub-Appendix provides for a similar treatment for the analysis of product quality and commercial service quality. With regard to Public Safety, a penalty is imposed on the existence of facilities that due to their condition pose a risk to public safety; to define them ENRE Resolution No. 421/11 provided a list of those situations to be regarded as anomalous.

The penalty system provides that penalties are updated in accordance with the variation of the Distributor’s CPD or by the energy tariff average price, as the case may be. Furthermore, whom the penalty amounts will be payable/credited to varies between the affected users, total active users or the administration, depending on each case and as defined by the regulator.

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

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2023 and 2022, which does not imply the Company’s consent to the applied criteria.

g)	Restriction on the transfer of the Company’s common shares

The Bylaws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within ninety days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the Bylaws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the Bylaws.

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

The financial statements for the year ended December 31, 2023 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV. The financial statements were approved for issue by the Company’s Board of Directors on March 8, 2024.

2023 FINANCIAL STATEMENTS NOTES

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

Comparative information

The balances as of December 31, 2022, disclosed in these financial statements for comparative purposes, arise as a result of restating the financial statements as of that date to the purchasing power of the currency at December 31, 2023. This, as a consequence of the retrospective adjustment of the financial information described hereunder. Furthermore, certain amounts of the financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

Restatement of financial information

The financial statements as of December 31, 2023, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2023, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the fiscal year commenced January 1, 2023 and ended December 31, 2023, based on that indicated in the preceding paragraph, was 211.4%.

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

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2023, 2022, 2021, 2020 and 2019, the inflation rate amounted to 211.4%, 94.8%, 50.9%, 36.1% and 53.8%, respectively.

2023 FINANCIAL STATEMENTS NOTES

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

2023 FINANCIAL STATEMENTS NOTES

Note	4 | Accounting policies

The main accounting policies used in the preparation of these financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2023 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2023:

- IFRS 17 “Insurance contracts”, issued in May 2017 and amended in June 2020 and December 2021. It replaces IFRS 4, introduced as an interim standard in 2004, which allowed entities to account for insurance contracts using their local accounting requirements, resulting in multiple application approaches. IFRS 17 sets the principles for the recognition, measurement, presentation, and disclosure of insurance contracts.

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates the requirement that an entity disclose its material accounting policies rather than its significant accounting policies. It explains how an entity can identify a material accounting policy.

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

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IAS 1 “Presentation of financial statements”, amended in January and July 2020, February 2021 and October 2022. It incorporates amendments to the classification of liabilities as current or non-current. The amendments apply to annual periods beginning as from January 1, 2024, with early adoption permitted. The application thereof will impact neither the Company’s results of operations nor its financial position.

- IFRS 16 “Leases”, amended in September 2022. It clarifies how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 to be accounted for as a sale. The amendments apply to annual periods beginning as from January 1, 2024.

- IFRS Sustainability Disclosure Standards, amended in June 2023. IFRS S1 sets out overall requirements in order for an entity to disclose information about its sustainability-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity. IFRS S2 sets out the requirements for identifying, measuring and disclosing information about climate-related risks and opportunities that is useful to the users of general purpose financial reports in making decisions relating to providing resources to the entity. The amendments apply to annual periods beginning as from January 1, 2024.

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

2023 FINANCIAL STATEMENTS NOTES

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

2023 FINANCIAL STATEMENTS NOTES

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

In accordance with IFRS 15 Revenue from Contracts with Customers, the Company has classified the most relevant contracts with customers as detailed herein below:

a.	Revenue from sales

The contracts with customers for the provision of the electricity distribution service and other services (Note 9) are recognized when all of the following conditions is met:

1.	Identification of the contracts with customers, where “contract” is understood to mean an agreement between two or more parties that creates enforceable rights and obligations.
2.	Identification of the performance obligations, which are understood to mean a promise in the contract with the customer to either transfer a good or provide a service.
3.	Determination of the transaction price, in reference to the amount of the consideration for satisfying each performance obligation.
4.	Allocation of the transaction price to each of the identified performance obligations, in accordance with the methods described in the standard.
5.	Recognition of revenue when the performance obligations identified in the contracts with customers are satisfied.

According to IFRS 15, revenue is recognized when the customer obtains control of the service or product, in this case the electricity supply. Furthermore, the incremental costs of obtaining the contracts with customers are recognized as an asset, if the Company expects to recover those costs.

Revenue from sales is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered (Note 2.d).

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

2023 FINANCIAL STATEMENTS NOTES

b.	Interest income

Interest income is disclosed separately from revenue from contracts with customers and has been recognized only to the extent that the related asset of the contract (or account receivable) has been recognized in the accounting for a contract with a customer. Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Entity and the amount of the transaction can be measured reliably.

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

The foreign currency exchange rates used are the buying (bid price) and selling (offer price) rates for monetary assets and liabilities, respectively, and the specific exchange rate for foreign currency denominated transactions.

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

2023 FINANCIAL STATEMENTS NOTES

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

2023 FINANCIAL STATEMENTS NOTES

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

Derivative financial instruments are initially recognized at fair value on the date on which the relevant contract is signed. Subsequent to the initial recognition, they are remeasured at their fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if that is the case, on the nature of the item being hedged. As of December 31, 2022, the economic impact of these transactions, which resulted in a loss of $ 539, is recorded in the “Other finance income (costs)” account of the Statement of Comprehensive Income (Loss).

2023 FINANCIAL STATEMENTS NOTES

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

Pursuant to Section 27 Part I Chapter I of the CNV’s Regulations, the Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Unappropriated retained earnings account has a significant negative balance that requires the application, as appropriate, of sections 94 -sub-section 5-, 96 or 206 of the Business Organizations Law, or, quite to the contrary, a positive balance, must adopt an express resolution as to the allocation of such balance (taking into consideration for calculation purposes the fiscal year’s results as well as its retained earnings/accumulated deficit), whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

2023 FINANCIAL STATEMENTS NOTES

CNV General Resolution No. 593/11 provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Unappropriated retained earnings account has a positive balance, must adopt an express resolution as to the allocation of such balance.

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

The financial liabilities recorded in Other Payables and the advances for the execution of works are initially recognized at fair value and subsequently measured at amortized cost.

2023 FINANCIAL STATEMENTS NOTES

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

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•	Customer connection to the grid: revenue is accrued until such connection is completed;

•	Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Government grants: The Company receives transfers of resources in return for past or future compliance with certain conditions related to the entity’s operating activities. The grants related to assets are recognized as deferred income items and amortized on a systematic basis over the useful life of the relating asset.

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

2023 FINANCIAL STATEMENTS NOTES

b.	Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Other comprehensive income” in the year in which they arise.

•	The Company’s Share-based Compensation Plan

The Company had a share-based compensation plan under which it received services from some employees in exchange for the Company’s shares. The fair value of the services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

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

By means of Law No. 27,630, a change was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax is determined according to the following scale:

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

2023 FINANCIAL STATEMENTS NOTES

The tax inflation adjustment for the first, second and third fiscal year was applicable as from its effective date in the year 2018, if the CPI cumulative variation, calculated from the beginning to the end of each year, exceeded fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the CPI cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2020 and 2019, the CPI cumulative variations for the 12 months of each year had amounted to 36.13% and 53.77%, respectively, which exceeded the 15% and 30% thresholds fixed for the third and second transition years of the tax inflation adjustment, and, therefore, the Company recognized the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision in those fiscal years.

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

Furthermore, in accordance with the provisions of Law 27,701 on the 2023 Budget, the deferral in thirds (over three fiscal years) of the tax inflation adjustment is to be retroactively applied to the first and second fiscal years beginning as from January 1, 2022. Such deferral applies to those taxpayers whose investments in the purchase, construction, manufacturing, processing or definitive importation of fixed assets (except for automobiles), during each of the two fiscal periods immediately following the period of the initial one-third computation, are greater than or equal to $ 30,000. Failure to comply with this requirement will result in the loss of the benefit. The Company recognized the effects of the deferral of the tax inflation adjustment in the calculation of the current and deferred income tax provision.

Note	4.17 | Right-of-use assets

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

2023 FINANCIAL STATEMENTS NOTES

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

Risk management is controlled by the Finance and Control Division, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

2023 FINANCIAL STATEMENTS NOTES

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

As of December 31, 2023 and 2022, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.23	Total 12.31.22

ASSETS
CURRENT ASSETS
Other receivables	USD	26.3	805.450	21,183	10,635
Financial assets at fair value through profit or loss	USD	51.1	805.450	41,158	45,024
Cash and cash equivalents	USD	0.2	805.450	161	109
TOTAL CURRENT ASSETS				62,502	55,768
TOTAL ASSETS				62,502	55,768

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	54.9	808.450	44,345	45,268
TOTAL NON-CURRENT LIABILITIES				44,345	45,268
CURRENT LIABILITIES
Trade payables	USD	22.9	808.450	18,514	9,768
	EUR	0.6	894.712	537	118
	CHF	0.3	963.121	289	-
Borrowings	USD	62.3	808.450	50,379	573
	CNY	2.5	113.910	284	-
Other payables	USD	1.4	808.450	1,129	710
TOTAL CURRENT LIABILITIES				71,132	11,169
TOTAL LIABILITIES				115,477	56,437

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2023 for US Dollars (USD), Euros (EUR), Swiss francs (CHF) and Chinese yuans (CNY).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.23	12.31.22
Net position
US dollar	(51,865)	(551)
Chinese Yuan	(284)	-
Euro	(537)	(118)
Swiss franc	(289)	-
Total	(52,975)	(669)

2023 FINANCIAL STATEMENTS NOTES

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the profit (loss) for the year:

	12.31.23	12.31.22
Net position
US dollar	(5,187)	(55)
Chinese Yuan	(28)	-
Euro	(54)	(12)
Swiss franc	(29)	-
Decrease in the results of operations for the year	(5,298)	(67)

ii.	Price risk

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2023 and 2022, except for the Payment plan with CAMMESA that is disclosed in the Other payables account (Note 2.c and 26), 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

2023 FINANCIAL STATEMENTS NOTES

Individual credit limits are set in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Division.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Operations and Customer Service Divisions periodically monitor compliance with the above-mentioned procedures.

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies and debt refinancing plans, with the aim of reducing its exposure.

At each fiscal year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2023 and 2022, delinquent trade receivables totaled approximately $ 11,355 and $ 20,435, respectively. As of December 31, 2023 and 2022, the financial statements included allowances for $ 6,241 and $ 14,431, respectively.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in money market funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2023 and 2022, the Company’s current financial assets at fair value amount to $ 82,628 and $ 89,379, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

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

2023 FINANCIAL STATEMENTS NOTES

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2023
Trade payables and other liabilities	100,329	158,282	44,816	18,809	161,323	483,559
Borrowings	-	-	50,663	44,345	-	95,008
Total	100,329	158,282	95,479	63,154	161,323	578,567

As of December 31, 2022
Trade payables and other liabilities	375,157	210,919	29,484	1,274	73,820	690,654
Borrowings	-	-	573	45,268	-	45,841
Total	375,157	210,919	30,057	46,542	73,820	736,495

Nota	5.2 | Concentration risk factors

a.      Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2023 and 2022.

b.     Related to employees who are union members

As of December 31, 2023, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

Collective bargaining agreements were entered into in the months of February, April, September, November and December 2023, as a consequence of the inflationary context in which the Argentine economy is immersed. At the date of issuance of the financial statements, there is no certainty concerning future collective bargaining agreements.

Nota	5.3 | Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue operating as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity, as shown in the Statement of Financial Position, plus net debt.

The gearing ratios at December 31, 2023 and 2022 were as follow:

2023 FINANCIAL STATEMENTS NOTES

	12.31.23	12.31.22
Total liabilities	1,069,993	1,103,844
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(91,756)	(94,455)
Net debt	978,237	1,009,389
Total Equity	438,811	391,338
Total capital attributable to owners	1,417,048	1,400,727
Gearing ratio	69.03%	72.06%

Nota	5.4 | Regulatory risk factors

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

Nota	5.5 | Information security-related risk factors

The Company has a Security Information and Event Management System in place to access data-based information, mitigating risks at scale with machine learning-based analysis.

Furthermore, there are information security awareness programs addressed to the staff, and a liability insurance that covers the Company against the residual risks and costs associated with cybersecurity events.

2023 FINANCIAL STATEMENTS NOTES

Nota	5.1 | Fair value estimate

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

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2023 and 2022:

	LEVEL 1	LEVEL 2

At December 31, 2023
Assets
Other receivables
Transferred assets and in custody	20,406	-
Financial assets at fair value through profit or loss:
Negotiable instruments	588	-
Mutual funds	82,040	-
Cash and cash equivalents:
Mutual funds	7,730	-
Total assets	110,764	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	59,988
Total liabilities	-	59,988

LEVEL 1
At December 31, 2022
Assets
Other receivables
Transferred assets and in custody	14,558
Financial assets at fair value through profit or loss:
Negotiable instruments	42,713
Mutual funds	46,666
Cash and cash equivalents
Mutual funds	2,375
Total assets	106,312

The value of the financial instruments traded in active markets is based on the quoted market prices at the Statement of Financial Position date. A market is regarded as active if quoted prices are regularly available from a stock exchange, broker, sector-specific institution or regulatory agency, and those prices represent current and regularly occurring market transactions on an arms’ length basis. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in level 1.

2023 FINANCIAL STATEMENTS NOTES

The fair value of financial instruments that are not traded in active markets is determined by using valuation techniques. These valuation techniques maximize the use of observable market data, where it is available, and rely as little as possible on the Company’s specific estimates. If all the significant variables to determine the fair value of a financial instrument are observable, the instrument is included in level 2.

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

2023 FINANCIAL STATEMENTS NOTES

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

Cash flows are prepared based on estimates concerning the future performance of significant assumptions that are sensitive to the determination of the recoverable amount, including the following: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates. The other variables have low impact on the calculation and have been estimated by the Company using the best available information.

The Company has made its projections under the assumption that in the next few years it will obtain the long overdue electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 16.24%, translating it into Argentine pesos for the discount in each of the scenarios presented.

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

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: considers the adjustments in the VAD according to ENRE Resolution No. 102/2024 (Note 2.b.) as from February 2024, and an automatic and monthly adjustment from the monthly CPD as from May 2024. Includes an increase resulting from the RT in February 2025. Probability of occurrence assigned 25%.

b)	Scenario No. 2: considers the adjustments in the VAD according to ENRE Resolution No. 102/2024 (Note 2.b.) as from February 2024, and an automatic and monthly adjustment from the monthly CPD as from May 2024. Includes a smaller increase resulting from the RT in February 2025. Probability of occurrence assigned 60%.

c)	Scenario No. 3: considers the adjustments in the VAD according to ENRE Resolution No. 102/2024 (Note 2.b.) as from February 2024, and an automatic and monthly adjustment from the monthly CPD as from May 2024. Includes a minimal increase resulting from the RT in February 2025. Probability of occurrence assigned 15%.

In all the cases, payments under the payment plan resulting from the Agreements on the Regularization of Payment Obligations for the debt with CAMMESA (Note 2.c) are made. The debt generated between September 2023 and March 2024 is offset with the regulatory asset. As from April 2024, 100% of the invoice is paid.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages based mainly on experience and giving consideration to the long overdue electricity rate adjustment, the current economic and financial situation, and the need to keep the public service, object of the concession, operative.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these financial statements, the Company has recorded no additional impairments of property, plant and equipment.

2023 FINANCIAL STATEMENTS NOTES

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are: i) a distortion in the nature, timing, and modality of the electricity rate increases, ii) a distortion in the nature, timing, and modality of the settlement of the debt with CAMMESA. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to significant changes in the determination of the recoverable value.

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

2023 FINANCIAL STATEMENTS NOTES

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

Note	7 | Interest in joint ventures

The Company’s interests in joint ventures as of December 31, 2023 and 2022 are as follow:

Percentage interest held in capital stock and votes		Corporate purpose	Legal address	Equity attributable to the owners		(Loss) Income from interest in joint ventures
				12.31.23	12.31.22	12.31.23	12.31.22	12.31.21

SACME	50.00%	Control of the operation of both the electric power generation and transmission in the GBA	Av. España 3251, CABA	57	66	(10)	(17)	12

Note	8 | Contingencies and lawsuits

The Company has contingencies and is a party to lawsuits that arise from labor, civil and commercial complaints that relate to atomized legal actions for individual non-significant amounts, which in the Company’s opinion are likely to result in an outflow of resources, and for which a provision in the amount of $ 12,730 has been recorded as of December 31, 2023.

Furthermore, there are significant judicial processes whose outcome, depending on the evidence produced in the cases and based on the legal advisors’ assessment, is uncertain. These judicial processes are detailed below:

- Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (13563/2009)

In March 2010, Consumidores Financieros Asociación Civil Para Su Defensa (“CFD”) brought a class action against the Company and Edesur in National Court of Original Jurisdiction in Federal Administrative Matters No. 2, Clerk’s Office No. 3, seeking the reimbursement of: (i) interest applicable to the payment of energy purchased from the WEM, transferred to customers, (ii) the Value Added Tax (VAT) percentage on that interest, calculated on a taxable base that is allegedly contrary to the Consumer Protection Law; and (ii) the late payment charges calculated at the lending rate published by Banco de la Nación Argentina.

On April 22, 2010, the Company answered the complaint, filing a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants.

Prior to the time allowed to produce evidence, the Tax authorities were ordered to conduct a review of the proceedings in order to issue an opinion on the motion to dismiss for lack of standing filed by edenor. After the proceedings were sent back to the court, the motion was rejected. At the time, the Company filed an appeal against such denial.

In 2022, evidence was offered and arguments were submitted, with the Company invoking lack of standing and the termination of the action by lapse of time. The rendering of a decision on the motions filed by the Company has been deferred and will be considered when final judgment is rendered. The action brought by ADDUC (which is detailed below) will be considered together with these actions.

2023 FINANCIAL STATEMENTS NOTES

At the date of issuance of these financial statements, this case is pending resolution.

- Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores - ADDUC

On October 21, 2011, Asociación de Defensa de Derechos de Usuarios y Consumidores (“ADDUC”) brought a class action against the Company requesting: (i) that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers; (ii) that the pacts or accords that would have stipulated the interest rates that the Company applies to its customers, as well as the administrative resolutions based on which it justifies the collection of interest be declared non-applicable; and (iii) that interest thus collected be reimbursed.

On April 8, 2014, the Court admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to the Court hearing the case entitled “Consumidores Financieros Asociación Civil vs Edesur and Other defendants, for breach of contract”.

Prior to the time allowed to provide evidence, the Tax authorities were ordered to conduct a review of the proceedings in order to issue an opinion on the motion to dismiss for lack of standing filed by the Company, which was rejected.

The Company filed an appeal, which, on October 16, 2020, the National Court of Appeals in Federal Administrative Matters rejected, confirming the decision of the court of original jurisdiction. The case has been brought to trial.

At the date of issuance of these financial statements, this case is pending resolution.

- Legal action brought by Consumidores Financieros Asociación Civil para su Defensa (9119/2022)

On May 4, 2021, CFD brought a class action against the Company in the Court having jurisdiction in Administrative and Tax Matters of the City of Buenos Aires, Clerk’s Office No. 3 of the Judicial Management Office in Consumer Relations, claiming damages allegedly caused by the Company to customers by virtue of the Agreement on the Regularization of Payment Obligations entered into in 2019 by the Company, the Energy Secretariat and the Electric Power Market and Renewable Resources Secretariat, and claiming the reinstatement of the penalties set forth therein, plus interest, loss of profit or opportunity and punitive damages.

The Company answered the complaint and filed a motion to dismiss for lack of jurisdiction (“excepción de incompetencia”) of the local courts. The court admitted the motion to dismiss for lack of jurisdiction and, as a consequence thereof, on January 6, 2022, sent the proceedings to the Court having jurisdiction in Civil and Commercial Federal Matters No. 5 – Clerk’s Office No. 9. At present, the case has been brought to trial. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by the Office of the Ombudsman of the City of Buenos Aires (Court record 30815/2023)

On April 4, 2023, the Ombudsman of the City of Buenos Aires filed a complaint against the Company and Edesur in Court of Original Jurisdiction in Administrative, Tax and Consumer Relations Matters of the City of Buenos Aires No. 25, sole Clerk’s Office, claiming punitive damages adducing deficiency in the information about service interruptions, and requesting the granting of a precautionary measure consisting of the setting up of a workgroup to implement a communication system.

The Company filed an appeal against the precautionary measure, answered the complaint and filed a motion to dismiss for lack of jurisdiction of the local courts. On February 27, 2024, the court admitted the motion to dismiss for lack of jurisdiction. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

2023 FINANCIAL STATEMENTS NOTES

- Claim of the City of Buenos Aires Tax Authorities (“AGIP”). Assessment Resolution No. 3417/2017

On December 5, 2017, the AGIP claims alleged differences in the contribution that impacts electric power companies. The difference is based on the content of the contribution’s taxable base, which in the AGIP’s opinion, is made from the Company’s monthly income deriving from sales, without admitting the deduction for the sale of energy to railway companies provided for in the federal laws governing the contribution. The main objections made by the AGIP are the following: a) challenged the tax returns for the 2011-2013 tax periods; b) assessed the resulting tax for the 2011-2013 tax periods, plus interest; c) provided that for the income obtained in connection with the activity of “distribution of electricity and sale services” the Company should pay the aforementioned contribution for the referred to fiscal years at the rate of 6%; and (d) imposed fines.

On January 18, 2018, the Company filed a post-judgement motion for reversal (“recurso de reconsideración”), which was rejected on July 4, 2019. Against this denial, the Company filed an appeal before a higher administrative authority (“recurso jerárquico”). To date, the AGIP has issued no resolution in regard to this appeal.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

The Company, based on the opinion (pronouncements) of its legal advisors in 2011, decided to apply the reduced rate for contributions to the SUSS set forth in section 2, sub-section b) of Executive Order No. 814/2001 as it is a corporation in which the Sustainability Guarantee Fund, managed by ANSES, has an equity interest in its business (Law 26,425, as amended).

In 2021, after the tax audits conducted by the Large Employer Social Security Resources Control Division, three AFIP resolutions fell on the Company claiming the adjustment of the contribution rate and rejecting the inclusion of edenor in section 2, sub-section b) of Executive Order No. 814/2001.

The Company’s position is supported by the three appeals filed against the debt assessments (all of them filed in Courtroom III of the Federal Social Security Court of Appeals) given the nature of the shareholder ANSES-FGS, its significant role in the Board of Directors, the Federal Government’s participation in the Supervisory Committee through the SIGEN, the recognition that minority state-owned corporations are regarded as included among those entitled to the benefit of Executive Order No. 814/2001, inasmuch as this changed as from the enactment of the referred-to Law No. 27,541, as well as the existence of three similar cases with a favorable outcome in the other two courtrooms comprising the Court of Appeals (with such cases having been appealed by the AFIP before the CSJN).

In the three court records, the Company filed a surety bond as a substitute for the solve et repete (“Pay First”) requirement applicable to the filing of the appeals. The state of the appeals filed by the Company is as follows:

(i)       Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 20408/2021 (CI 25.329) (OI No. 1.578.472- for the 12/2011-12/2016 tax periods):

On September 13, 2021 an appeal was filed. At present, judgment on the case is still pending.

On February 29, 2024 proof that the Company is unable to comply with the First Pay requirement due to the long-overdue readjustment of revenue, as with rates, which must be issued by the relevant authorities, was filed in the court record.

2023 FINANCIAL STATEMENTS NOTES

(ii)       Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 11840/2021 (CI 25.329) (OI No. 1.806.371- for the 01/2017-06/2019 tax periods):

On February 22, 2024, the Company was served notice of the Court of Appeals’ decision, whereby the appeal filed by the Company was rejected as inadmissible, inasmuch as the appellate court does not agree with the criterion of the other courtrooms that accept the surety bond as a replacement for the “Pay First” requirement. In that regard, it stated that in order for the surety bond to be accepted, the impossibility of payment must be founded. The Company will file a federal extraordinary appeal (“recurso extraordinario federal”) (with a stay of execution) with the Supreme Court of Justice, and, should it be denied, it will file an appeal against the denial to admit the extraordinary appeal (“recurso de queja”) (without a stay of execution), which implies the immediate availability of the funds to continue with the Company’s defense.

(iii)       Edenor S.A. VS AFIP, SOCIAL SECURITY CONTRIBUTIONS (CI 24.920) (OI: 1893337- for the 07/2019-11/2019 tax periods- Court record No.: CSS 053731/2022):

On October 4, 2022 an appeal was filed. At present, judgment on the case is still pending.

Furthermore, on February 29, 2024 proof that the Company is unable to comply with the First Pay requirement was filed in the court record, in the same way as in the court record mentioned in (i).

Without prejudice to the immediacy of the appeal filed to the CSJN against the denial to admit the extraordinary appeal, which would be granted without a stay of execution and, therefore, the conditions to enforce payment of the debt in question in this specific process mentioned in (ii) above would exist; the merits of the case have not yet been dealt with in this Courtroom and, according to the Company’s understanding and based on the opinion of its legal advisors, the Company’s management considers that it has solid arguments to defend the inclusion of the Company under section 1 of Law 22,016, as it was in effect until the issuance of Executive Order No. 814/2001.

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (Court record No. 16/2020)

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for differences arising from the date of payment of certain penalties included therein.

The Company answered the complaint, with the proceedings currently being at the stage of producing evidence. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

-	AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

The AFIP initiated a verification process to assess differences in connection with the VAT, undocumented outflows and the income tax, at the request of the Court hearing the case entitled “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and others” (Case No. 58258/2017”), for bills issued by certain former suppliers of the Company, considered in such proceedings to be “usinas mixtas” (companies used as real and fake invoice plants). This led to the following proceedings:

(i)       “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and others” (2017 and 2018 fiscal periods):

2023 FINANCIAL STATEMENTS NOTES

On July 2, 2020, the AFIP initiated a sua sponte assessment process.

On July 6, 2021, the Company answered the notice and filed a motion for annulment in connection with the AFIP’s tax claim, stating the legal foundations and submitting the relevant documentary evidence.

On November 17, 2021 the AFIP notified the Company of the sua sponte assessments made relating to the three taxes (VAT, IT and undocumented outflows), which were appealed by the Company to the Federal Tax Court on December 10, 2021. This appeal stays the execution of payment.

On December 26, 2022, the Company was served notice of the acquittal of all its former Board of Directors members. The AFIP appealed such decision, and, on March 30, 2023, the San Martín Federal Court of Appeals revoked the acquittal based on the lack of conclusive evidence to either dismiss or confirm the charges against them. It also ordered that the investigation be reopened and that new evidence be produced. In that regard an accounting expert report was issued by the CSJN’s Corps of Experts, whose conclusions were favorable to the Company. At present, no decision has yet been issued by the court hearing the case and the case is pending resolution.

(ii)       Verification Process Order (01/2019-10/2021 fiscal periods):

On February 18, 2022, the Company was notified of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from January 2019 until October 2021. At present, the verification process is in process, and no debt has yet been assessed.

(iii)       Verification Process Order (11/2021-06/2022 fiscal periods):

On July 11, 2023 the Company was notified of the initiation of a new verification process in respect of the same suppliers in question, with a request for additional information on transactions performed from November 2021 until June 2022. At present, the verification process is in process, and no debt has yet been assessed.

The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

-                  Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil (Procurar) – Class action for the protection of a constitutional right (“amparo colectivo”)

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil, jointly with two users domiciled in the District of San Martín, brought an action against the Company, the SE and CAMMESA.

In that framework, a provisional measure was issued, pursuant to which:

(i)	the Company was ordered to refrain from paying CAMMESA any amounts earmarked for the carrying out of the investments necessary for ensuring the appropriate quality of the electricity service.

(ii)	CAMMESA was ordered to refrain, both from claiming judicial payment by the Company of the energy supplied and/or to be supplied in the future to edenor, and from issuing any precautionary measure affecting the latter’s equity, as a result of and/or due to energy supplied, maintaining the normal and regular dispatch of energy, affecting neither the continuity nor the quality of the public service the distributor must provide to its customers.

2023 FINANCIAL STATEMENTS NOTES

-                  Legal action brought by the Company (Study, Review and Inspection of Works in Streets and/or Public Spaces Tax "TERI”)

On October 9, 2020, the Company filed a declaratory judgment action in the Supreme Court of Justice ("CSJN"), against the Government of the City of Buenos Aires ("GCBA") in order to put an end to the state of uncertainty arising between the federal regulations governing the public service of electricity and the GCBA’s claim to impose payment of the TERI on the Company. Additionally, a petition for the granting of a prohibitory injunction was filed, requesting that the GCBA be ordered to refrain from claiming payment of the TERI, and from bringing enforcement actions and/or levying an attachment on the Company’s assets.

On December 21, 2022, the CSJN resolved that it had original jurisdiction over the case, ordered that notice of the complaint be served upon the GCBA for a term of sixty days, and rejected the precautionary measure sought by the Company. On August 13, 2023, the GCBA answered the complaint. At present, the proceedings are at the stage of producing evidence.

Furthermore, the Company has filed complaints requesting the nullification of the GCBA’s Resolutions providing for the payment of the TERI. In one of those proceedings in particular (“Edenor S.A. vs GCBA, Challenge of actions taken by the Governmental Authority” Court record 286603/2024) a favorable judgement was rendered on February 28, 2024, considering section 377 of the City of Buenos Aires Tax Code to be unconstitutional. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

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

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.b), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

2023 FINANCIAL STATEMENTS NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts to approximately 9.1%.

	12.31.23		12.31.22		12.31.21
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	13,585	417,487	13,052	351,439	12,373	405,529
Medium demand segment: Commercial and industrial (T2)	1,552	78,638	1,529	65,506	1,447	73,705
Large demand segment (T3)	3,680	174,939	3,714	191,177	3,492	173,070
Other: (Shantytowns/Wheeling system)	4,721	26,682	4,531	29,023	4,398	31,496
Subtotal - Sales of electricity	23,538	697,746	22,826	637,145	21,710	683,800

Other services
Right of use of poles		2,934		3,472		4,257
Connection and reconnection charges		418		377		445
Subtotal - Other services		3,352		3,849		4,702

Total - Revenue		701,098		640,994		688,502

	12.31.23		12.31.22		12.31.21
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	27,676	(458,944)	27,158	(446,030)	26,373	(423,413)

(1)	As of December 31, 2023, 2022 and 2021, includes technical and non-technical energy losses for 4,138 GWh, 4,332 GWh and 4,663 GWh, respectively.

2023 FINANCIAL STATEMENTS NOTES

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

Expenses by nature at 12.31.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	76,213	10,521	24,024	110,758
Pension plans	1,670	231	527	2,428
Communications expenses	2,370	2,425	10	4,805
Allowance for the impairment of trade and other receivables	-	6,662	-	6,662
Supplies consumption	10,316	-	745	11,061
Leases and insurance	659	14	1,861	2,534
Security service	2,910	213	1,597	4,720
Fees and remuneration for services	49,005	18,882	29,640	97,527
Public relations and marketing	-	6,646	-	6,646
Advertising and sponsorship	-	3,424	-	3,424
Reimbursements to personnel	-	-	4	4
Depreciation of property, plant and equipment	65,094	9,700	7,959	82,753
Depreciation of right-of-use asset	283	566	1,980	2,829
Directors and Supervisory Committee members’ fees	-	-	161	161
ENRE penalties	5,898	12,749	-	18,647
Taxes and charges	-	10,729	432	11,161
Other	10	2	182	194
At 12.31.23	214,428	82,764	69,122	366,314

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2023 for $ 16,783.0.

2023 FINANCIAL STATEMENTS NOTES

Expenses by nature at 12.31.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	70,230	10,509	21,192	101,931
Pension plans	2,579	386	778	3,743
Communications expenses	1,381	2,630	4	4,015
Allowance for the impairment of trade and other receivables	-	6,847	-	6,847
Supplies consumption	10,145	-	1,025	11,170
Leases and insurance	609	14	2,885	3,508
Security service	3,453	445	549	4,447
Fees and remuneration for services	31,903	17,875	20,679	70,457
Public relations and marketing	-	5,905	-	5,905
Advertising and sponsorship	-	3,042	-	3,042
Reimbursements to personnel	-	-	6	6
Depreciation of property, plant and equipment	44,566	6,641	5,449	56,656
Depreciation of right-of-use asset	322	643	2,251	3,216
Directors and Supervisory Committee members’ fees	-	-	215	215
ENRE penalties	6,432	8,728	-	15,160
Taxes and charges	-	10,051	428	10,479
Other	5	1	137	143
At 12.31.22	171,625	73,717	55,598	300,940

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2022 for $ 13,966.5.

2023 FINANCIAL STATEMENTS NOTES

Expenses by nature at 12.31.21
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	68,495	10,899	15,474	94,868
Pension plans	3,307	526	747	4,580
Communications expenses	1,579	3,503	3	5,085
Allowance for the impairment of trade and other receivables	-	11,902	-	11,902
Supplies consumption	13,733	-	1,289	15,022
Leases and insurance	-	3	3,102	3,105
Security service	3,074	262	707	4,043
Fees and remuneration for services	35,380	18,836	15,689	69,905
Public relations and marketing	-	704	-	704
Advertising and sponsorship	-	364	-	364
Reimbursements to personnel	-	-	6	6
Depreciation of property, plant and equipment	43,426	6,471	5,310	55,207
Depreciation of right-of-use asset	277	554	1,946	2,777
Directors and Supervisory Committee members’ fees	-	-	215	215
ENRE penalties	7,321	5,079	-	12,400
Taxes and charges	-	10,622	517	11,139
Other	3	3	165	171
At 12.31.21	176,595	69,728	45,170	291,493

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2021 for $ 13,954.3.

Note	11 | Other operating income (expense)

	Note	12.31.23	12.31.22	12.31.21
Other operating income
Income from customer surcharges		14,003	9,439	11,743
Commissions on municipal taxes collection		2,127	2,095	2,180
Fines to suppliers		561	366	713
Services provided to third parties		2,147	1,917	1,501
Income from non-reimbursable customer contributions		157	192	283
Expense recovery		5	155	190
Framework agreement	2.d	5,986	9,384	12,494
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	-	8,252	-
Other		349	612	265
Total other operating income		25,335	32,412	29,369

Other operating expense
Gratifications for services		(1,344)	(707)	(5,238)
Cost for services provided to third parties		(1,761)	(1,701)	(679)
Severance paid		(183)	(317)	(221)
Debit and Credit Tax		(6,562)	(6,062)	(6,480)
Provision for contingencies	33	(9,718)	(13,719)	(14,263)
Disposals of property, plant and equipment		(466)	(1,084)	(1,510)
Other		(917)	(140)	(1,252)
Total other operating expense		(20,951)	(23,730)	(29,643)

2023 FINANCIAL STATEMENTS NOTES

Note	12 | Net finance costs

	12.31.23	12.31.22	12.31.21
Financial income
Financial interest	367	203	395

Financial costs
Commercial interest	(256,214)	(232,268)	(134,857)
Interest and other	(62,622)	(40,590)	(28,438)
Fiscal interest	(38)	(24)	(28)
Bank fees and expenses	(561)	(453)	(221)
Total financial costs	(319,435)	(273,335)	(163,544)

Other financial results
Changes in fair value of financial assets and financial liabilities	33,778	8,799	24,065
Loss on debt restructuring	-	(1,398)	-
Net (loss) gain from the cancelattion of Corporate Notes	-	(1,132)	19
Exchange differences	(48,327)	4,604	(9,716)
Adjustment to present value of receivables	(1,410)	(1,054)	(909)
Recovery of provision for credit RDSA	-	-	3,519
Other financial costs (*)	(15,327)	(14,271)	(6,418)
Total other financial results	(31,286)	(4,452)	10,560
Total net financial costs	(350,354)	(277,584)	(152,589)

(*)	As of December 31, 2023, 2022 and 2021, includes $ 14,875, $ 13,241 and $ 5,528 relating to EDELCOS’ technical assistance, respectively (Note 34).

Note	13 | Basic and diluted earnings (loss) per share

Basic

The basic earnings (loss) per share is calculated by dividing the profit (loss) attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2023, 2022 and 2021, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings (loss) per share coincides with the diluted earnings (loss) per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.23	12.31.22	12.31.21
Income (Loss) for the year attributable to the owners of the Company	48,371	(54,398)	(129,475)
Weighted average number of common shares outstanding	875	875	875
Basic and diluted income (loss) per share – in pesos	55.28	(62.17)	(147.97)

2023 FINANCIAL STATEMENTS NOTES

Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	34,578	323,650	803,775	353,649	91,728	279,728	3,750	1,890,858
Accumulated depreciation	(7,865)	(117,901)	(332,320)	(150,143)	(49,626)	-	-	(657,855)
Net amount	26,713	205,749	471,455	203,506	42,102	279,728	3,750	1,233,003

Additions	467	79	5,401	6,766	9,742	101,173	-	123,628
Disposals	(17)	(28)	(392)	(437)	(15)	-	-	(889)
Transfers	1,642	6,519	21,283	8,042	15,777	(55,524)	2,261	-
Depreciation for the year	(2,621)	(14,117)	(36,700)	(17,610)	(11,705)	-	-	(82,753)
Net amount 12.31.23	26,184	198,202	461,047	200,267	55,901	325,377	6,011	1,272,989

At 12.31.23
Cost	36,666	330,212	829,146	367,811	117,149	325,377	6,011	2,012,372
Accumulated depreciation	(10,482)	(132,010)	(368,099)	(167,544)	(61,248)	-	-	(739,383)
Net amount	26,184	198,202	461,047	200,267	55,901	325,377	6,011	1,272,989

•     During the year ended December 31, 2023, the Company capitalized as direct own costs $ 16,783.0.

2023 FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.21
Cost	34,442	309,219	770,045	334,608	72,378	264,591	2,924	1,788,207
Accumulated depreciation	(7,334)	(106,873)	(308,210)	(137,575)	(43,043)	-	-	(603,035)
Net amount	27,108	202,346	461,835	197,033	29,335	264,591	2,924	1,185,172

Additions	250	264	2,417	3,144	6,318	93,177	1	105,571
Disposals	-	-	(670)	(414)	-	-	-	(1,084)
Transfers	87	14,175	33,391	16,533	13,029	(78,040)	825	-
Depreciation for the year	(732)	(11,036)	(25,518)	(12,790)	(6,580)	-	-	(56,656)
Net amount 12.31.22	26,713	205,749	471,455	203,506	42,102	279,728	3,750	1,233,003

At 12.31.22
Cost	34,578	323,650	803,775	353,649	91,728	279,728	3,750	1,890,858
Accumulated depreciation	(7,865)	(117,901)	(332,320)	(150,143)	(49,626)	-	-	(657,855)
Net amount	26,713	205,749	471,455	203,506	42,102	279,728	3,750	1,233,003

•     During the year ended December 31, 2022, the Company capitalized as direct own costs $ 13,966.5.

2023 FINANCIAL STATEMENTS NOTES

Note	15 | Right-of-use asset

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

The leases recognized as right-of-use assets in accordance with IFRS 16 and the development thereof are disclosed below:

	12.31.23	12.31.22
Balance at beginning of the year	2,202	2,578
Additions	4,167	2,840
Depreciation for the year	(2,829)	(3,216)
Balance at end of the year	3,540	2,202

The lease expense balance as of December 31, 2023 and 2022 is disclosed in Other payables (Note 26).

Note	16 | Inventories

	12.31.23	12.31.22

Supplies and spare-parts	39,816	20,047
Advance to suppliers	-	1
Total inventories	39,816	20,048

2023 FINANCIAL STATEMENTS NOTES

Note	17 | Financial instruments

Note	17.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2023
Assets
Trade receivables	66,597	-	-	66,597
Other receivables	4,887	20,406	8,756	34,049
Cash and cash equivalents
Cash and Banks	1,398	-	-	1,398
Mutual funds	-	7,730	-	7,730
Financial assets at fair value through profit or loss:
Negotiable instruments	-	588	-	588
Mutual funds	-	82,040	-	82,040
Total	72,882	110,764	8,756	192,402

As of December 31, 2022
Assets
Trade receivables	87,167	-	-	87,167
Other receivables	14,694	12,939	30,608	58,241
Cash and cash equivalents
Cash and Banks	2,701	-	-	2,701
Mutual funds	-	2,375	-	2,375
Financial assets at fair value through profit or loss:
Negotiable instruments	-	42,713	-	42,713
Mutual funds	-	46,666	-	46,666
Total	104,562	104,693	30,608	239,863

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2023
Liabilities
Trade payables	242,547	-	242,547
Other payables	128,276	59,988	188,264
Borrowings	95,008	-	95,008
Total	465,831	59,988	525,819

As of December 31, 2022
Liabilities
Trade payables	562,802	-	562,802
Other payables	74,150	-	74,150
Borrowings	45,841	-	45,841
Total	682,793	-	682,792

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each financial instrument category are as follow:

2023 FINANCIAL STATEMENTS NOTES

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2023
Interest income	367	-	367
Exchange differences	38,751	32,949	71,700
Changes in fair value of financial assets	-	66,062	66,062
Total	39,118	99,011	138,129

As of December 31, 2022
Interest income	203	-	203
Exchange differences	12,193	24,823	37,016
Changes in fair value of financial assets	-	8,799	8,799
Total	12,396	33,622	46,018

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2023
Interest expense	(318,836)	-	(318,836)
Exchange differences	(120,027)	-	(120,027)
Changes in fair value of financial liabilities	-	(32,284)	(32,284)
Other financial results	(15,327)	-	(15,327)
Total	(454,190)	(32,284)	(486,474)

As of December 31, 2022
Interest expense	(272,858)	-	(272,858)
Exchange differences	(32,412)	-	(32,412)
Loss on debt restructuring	(1,398)	-	(1,398)
Net loss from the repurchase of Corporate Notes	(1,132)	-	(1,132)
Other financial results	(14,271)	-	(14,271)
Total	(322,071)	-	(322,071)

Note	17.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.23	12.31.22
Customers with no external credit rating:
Group 1 (i)	34,143	60,408
Group 2 (ii)	26,906	6,944
Group 3 (iii)	5,548	19,815
Total trade receivables	66,597	87,167

(i)	Relates to customers with debt to become due.
(ii)	Relates to customers with past due debt from 0 to 3 months.
(iii)	Relates to customers with past due debt from 3 to 12 months.

2023 FINANCIAL STATEMENTS NOTES

Note	18 | Other receivables

	Note	12.31.23	12.31.22
Non-current:
Related parties	34.c	3	9

Current:
Framework agreement (1)	2.d	276	8,624
Assigned assets and in custody (2)		20,406	14,558
Judicial deposits		374	649
Security deposits		366	307
Prepaid expenses		897	1,184
Advances to personnel		-	5
Financial credit		-	43
Advances to suppliers		1,373	961
Tax credits		8,756	30,608
Debtors for complementary activities		1,642	1,265
Other		15	164
Allowance for the impairment of other receivables		(59)	(136)
Total current		34,046	58,232

(1)	As of December 31, 2023 and 2022, $ 276 and $ 4,724 relate to the Framework Agreement related to the Recognition of consumption in vulnerable neighborhoods period 2022, respectively, and as of December 31, 2022, $ 3,900 relates to the Framework Agreement signed in December 2020 related to the Works Plan of the AMBA’s network.
(2)	As of December 31, 2023 and 2022, relate to Securities issued by private companies for NV 19,610,291 and NV 11,771,500, respectively, assigned to Global Valores S.A. As of December 31, 2022, included cash deriving from the collection of securities for USD 2,924,022. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

2023 FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.23	12.31.22
Balance at beginning of the year	136	178
Increase	56	75
Result from exposure to inflation	(133)	(95)
Recovery	-	(22)
Balance at end of the year	59	136

The aging analysis of these other receivables is as follows:

	12.31.23	12.31.22
Without expiry date	740	956
Past due	3,247	6,976
Up to 3 months	2,101	11,382
From 3 to 6 months	4,856	12,516
From 6 to 9 months	1,365	6,783
From 9 to 12 months	21,737	19,619
More than 12 months	3	9
Total other receivables	34,049	58,241

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	19 | Trade receivables

	12.31.23	12.31.22
Current:
Sales of electricity – Billed	35,566	49,863
Receivables in litigation	104	893
Allowance for the impairment of trade receivables	(6,241)	(14,431)
Subtotal	29,429	36,325

Sales of electricity – Unbilled	34,214	47,749
PBA & CABA government credit	2,952	3,087
Fee payable for the expansion of the transportation and others	2	6
Total current	66,597	87,167

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	Note	12.31.23	12.31.22
Balance at beginning of the year		14,431	36,435
Increase		6,606	6,794
Decrease		(1,566)	(978)
Recovery - Agreement on the Regularization of Obligations	2.c	-	(8,252)
Result from exposure to inflation		(13,230)	(19,568)
Balance at end of the year		6,241	14,431

2023 FINANCIAL STATEMENTS NOTES

The aging analysis of these trade receivables is as follows:

	12.31.23	12.31.22
Past due	32,454	26,759
Up to 3 months	34,143	60,408
Total trade receivables	66,597	87,167

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.23
Allowance	6,553
Variation	312

- 5% decrease in the uncollectibility rate estimate
12.31.23
Allowance	5,928
Variation	(313)

Note	20 | Financial assets at fair value through profit or loss

	12.31.23	12.31.22

Negotiable instruments	588	42,713
Mutual funds	82,040	46,666
Total Financial assets at fair value through profit or loss	82,628	89,379

Note	21 | Cash and cash equivalents

	12.31.23	12.31.22
Cash and banks	1,398	2,701
Mutual funds	7,730	2,375
Total cash and cash equivalents	9,128	5,076

2023 FINANCIAL STATEMENTS NOTES

Note	22 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2021	348,647	4,646	353,293
Payment of Other reserve constitution - Share-based compensation plan	-	28	28
Balance at December 31, 2022	348,647	4,674	353,321

Payment of Other reserve constitution - Share-based compensation plan	-	42	42
Balance at December 31, 2023	348,647	4,716	353,363

On April 20, 2023, the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the conversion of 355,945 Class C shares into Class B shares, in the framework of the termination of the Employee Stock Ownership Program, which had been authorized by the CNV.

As of December 31, 2023, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on ByMA, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	23 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes Global Program. As of December 31, 2023, the Company complies with the debt ratio established in such Program (see Note 28).

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

Note	24 | The Company’s Share-based Compensation Plan

Of the total of treasury shares acquired in the framework of the Program for the repurchase of shares approved in 2008, 6,991,651 shares are to be used for the implementation of a Long-Term Incentive Plan in favor of the staff in an employment relationship with the Company in 2017, in accordance with the provisions of section 67 of the Law on Capital Markets.

2023 FINANCIAL STATEMENTS NOTES

On April 14, 2023, 142,040 treasury shares were awarded, as part of the implementation of an Incentive Plan, to certain employees, beneficiaries of said plan, which was to be in effect and which was approved by the shareholders’ meeting of April 18, 2017. The fair value of the shares at the award date amounted to $ 65 and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note	25 | Trade payables

		12.31.23	12.31.22
Non-current
Customer guarantees		1,235	1,881
Customer contributions		362	985
Total non-current		1,597	2,866

Current
Payables for purchase of electricity - CAMMESA (1)		135,632	444,332
Provision for unbilled electricity purchases - CAMMESA		43,738	72,827
Suppliers		59,658	40,221
Related parties	34.c	624	638
Advance to customer		1,225	1,809
Customer contributions		37	106
Discounts to customers		36	3
Total current		240,950	559,936

(1)	As of December 31, 2023, includes $ 22,550 ($ 13,162 for principal plus $ 9,388 of interest) relating to post-dated checks issued by the Company in favor of CAMMESA.

The fair values of non-current customer contributions as of December 31, 2023 and 2022 amount to $ 43.1 and $ 121.1, respectively. The fair values are determined based on estimated discounted cash flows in accordance with a representative market rate for this type of transactions. The applicable fair value category is Level 3.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	26 | Other payables

	Note	12.31.23	12.31.22
Non-current
Payment plan - CAMMESA	2.c	106,298	-
ENRE penalties and discounts (1)		51,875	54,335
Financial Lease Liability (2)		751	123
Total Non-current		158,924	54,458

Current
Payment plan - CAMMESA	2.c	14,926	-
ENRE penalties and discounts (1)		11,005	17,391
Related parties	34.c	1,234	828
Advances for works to be performed		13	40
Financial Lease Liability (2)		2,161	1,428
Other		1	5
Total Current		29,340	19,692

2023 FINANCIAL STATEMENTS NOTES

As of December 31, 2023, the fair value of the payment plan with CAMMESA, which is adjusted in accordance with the development of the MWh value (Note 2.c) amounts to $ 59,988. Such value has been determined on the basis of the MWh monomic price published by CAMMESA at the end of each period. The applicable fair value category is Level 2.

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(1)	The development of ENRE penalties and discounts is as follows:

	12.31.23	12.31.22
Balance at the beginning of the year	71,726	78,423
Increases	72,552	49,530
Decreases	(6,043)	(8,274)
Result from exposure to inflation for the year	(75,355)	(47,953)
Balance at the end of the year	62,880	71,726

(*)	As of December 31, 2023 and 2022, the balances of $ 51,390 and $ 53,519 relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

(2)	The development of the Finance lease liability is as follows:

	12.31.23	12.31.22
Balance at beginning of the year	1,551	2,106
Increase	3,067	1,812
Payments	(6,461)	(3,647)
Exchange difference	4,901	1,510
Interest	908	791
Result from exposure to inlfation	(1,054)	(1,021)
Balance at end of the year	2,912	1,551

As of December 31, 2023 and 2022, future minimum payments with respect to finance leases are those detailed below:

	12.31.23	12.31.22
2023	-	1,868
2024	5,251	212
2025	1,430	47
2026	329	-
Total future minimum lease payments	7,010	2,127

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2023 and 2022, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.23	12.31.22
2023	-	3,036
2024	956	93
2025	952	93
2026	931	78
2027	-	-
Total future minimum lease collections	2,839	3,300

2023 FINANCIAL STATEMENTS NOTES

Note	27 | Deferred revenue

	12.31.23	12.31.22
Non-current
Nonrefundable customer contributions	13,474	11,451

Current
Nonrefundable customer contributions	50	137

Note	28 | Borrowings

	12.31.23	12.31.22
Non-current
Corporate notes (1)	44,345	45,268

Current
Corporate notes (1)	49,271	-
Interest from corporate notes	1,108	573
Financial loans	284	-
Total current	50,663	573

(1)	Net of debt issuance, repurchase and redemption expenses.
(2)	Relate to Import financing loans taken with ICBC bank, for 2,489,696 Chinese yuans (CNY). Annual interest rate: 15.5%

The fair values of the Company’s existing Corporate Notes as of December 31, 2023 and 2022 amount approximately to $ 94,623.4 and $ 43,689.1 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

On March 7, 2023, upon the expiration of the Tender Period of Class No. 2 Additional Corporate Notes, the Company approved the issuance and placement of the Additional Corporate Notes for a nominal value of USD 30,000,000, as set forth in the Prospectus Supplement dated February 28, 2023. The issuance was above par, with the issuance total value thus amounting to USD 30,945,000.

Furthermore, an amount of $ 480 was disbursed as issuance expenses of Class No. 2 Additional Corporate Notes.

The Company is subject to restrictions on its ability to incur indebtedness pursuant to the terms and conditions of Class No. 2 Corporate Notes due 2024 and Class No. 1 Corporate Notes due 2025, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of December 31, 2023, the values of the above-mentioned ratios meet the established parameters.

Additionally, on March 22, 2023, the Company convened Meetings of the Holders of Corporate Notes to deal with a consent solicitation so that the Company can provide guarantees in favor of CAMMESA and thereby comply with the Memorandum of Agreement on the Regularization of Payment Obligations dated December 29, 2022 (Note 2.c).

In this regard, on April 25, 2023, the waiver of Section 9.1 of the Indenture pursuant to which the Company’s Class No 1 Corporate Notes due October 2025 had been issued was approved. However, the Extraordinary Meeting of the Holders of Class No. 2 Corporate Notes was not constituted as the quorum required to call the meeting to order was not present.

Furthermore, on January 30, 2024 the Company approved the terms and conditions of issue of Class No. 3 and Class No. 4 Corporate Notes, for an aggregate nominal value of USD 60,000,000, which may be extended to USD 100,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated February 22, 2024.

2023 FINANCIAL STATEMENTS NOTES

On March 7, 2024, the Company issued Class No. 3 and Class No. 4 Corporate Notes for a nominal value of USD 95,762,688 and $ 3,577, respectively.

The Class No. 3 Corporate Notes were paid-in in accordance with the following detail: (i) USD 34,157,571 relates to the Integration in Kind Tranche through the delivery of Class 2 Corporate Notes at the Exchange Ratio; and (ii) USD 61,605,117 relates to the Regular Integration Tranche.

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 32,766,541 have been settled, with the remaining balance in outstanding nominal value (USD 27,233,459) maturing on November 22, 2024.

The Company’s borrowings are denominated in the following currencies:

	12.31.23	12.31.22
US dollars	94,724	45,841
Chinese yuans	284	-
Total Borrowings	95,008	45,841

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.23	12.31.22
Fixed rate
Less than 1 year	50,663	573
From 1 to 2 years	44,345	45,268
Total fixed rate	95,008	45,841

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.23	12.31.22	12.31.21
Balance at beginning of the year	45,841	62,245	76,922
Proceeds from borrowings	17,424	13,764	-
Payment of borrowings' interests	(1,857)	(2,790)	(5,428)
Paid from repurchase of Corporate Notes	-	(1,470)	(103)
Gain from repurchase of Corporate Notes	-	1,132	(19)
Payment of borrowings	(1,032)	(18,928)	-
Loss on debt restructuring	-	1,398	-
Payment of Corporate Notes issuance expenses	(736)	(1,759)	-
Exchange diference and interest accrued	81,985	25,277	16,798
Result from exposure to inflation	(46,617)	(33,028)	(25,925)
Balance at the end of year	95,008	45,841	62,245

Corporate Note programs

The Company has a Corporate Notes program, the relevant information of which is detailed below:

Debt issued in United States dollars

The Company’s Corporate Note debt structure as of December 31, 2023 and 2022, is comprised of as follows:

2023 FINANCIAL STATEMENTS NOTES

		in USD					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2022	Exchange	Issue	Payment / Repurchase	Debt structure at 12/31/2023	Debt structure at 12/31/2022	Debt structure at 12/31/2023
Fixed rate par note - Maturity 2024	2	30,000,000	-	30,945,000	-	60,945,000	16,010	49,854
Fixed rate par note - Maturity 2025	1	55,244,538	-	-	-	55,244,538	29,831	44,870
Total		85,244,538	-	30,945,000	-	116,189,538	45,841	94,724

		in USD					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2021	Exchange	Issue	Payment / Repurchase	Debt structure at 12/31/2022	Debt structure at 12/31/2021	Debt structure at 12/31/2022
Fixed rate par note - Maturity 2022	9	98,057,000	(52,695,600)	-	(45,361,400)	-	62,248	-
Fixed rate par note - Maturity 2024	2	-	-	30,000,000	-	30,000,000	-	16,010
Fixed rate par note - Maturity 2025	1	-	55,244,538	-	-	55,244,538	-	29,831
Total		98,057,000	2,548,938	30,000,000	(45,361,400)	85,244,538	62,248	45,841

The main covenants are those detailed below:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s ability to, among other things:

- Create or permit liens on its property or assets;

- Incur indebtedness, in certain specified cases;

- Sell the Company’s assets related to its main business;

- Carry out transactions with shareholders or related companies;

- Make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt);

- Enter into merger transactions, unless they meet certain criteria.

ii.	Suspension of Covenants:

Certain negative covenants set forth in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-	The Company attains an Investment Grade Rating on its long term debt, or the Debt Ratio is equal to or lower than 3.75 and the Interest Expense Coverage Ratio is less than 2.
-	If the Company subsequently loses its Investment Grade rating or its Debt Ratio is greater than 3.75 and the Interest Expense Coverage Ratio is less than 2, as applicable, the suspended negative covenants will again be applicable.

At the date of issuance of these financial statements, the previously mentioned ratios have been met.

2023 FINANCIAL STATEMENTS NOTES

Note	29 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.23	12.31.22
Non-current
Seniority-based bonus	2,449	2,402

Current
Salaries payable and provisions	23,375	25,719
Social security payable	2,988	3,276
Early retirements payable	273	89
Total current	26,636	29,084

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.23	12.31.22	12.31.21
Salaries	79,746	73,390	68,305
Social security taxes	31,012	28,541	26,563
Total salaries and social security taxes	110,758	101,931	94,868

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2023 and 2022, amount to $ 438.8 and $ 45.2, respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain number of years of service. As of December 31, 2023 and 2022, the related liabilities amount to $ 2,329.6 and $ 2,278.3, respectively.

As of December 31, 2023 and 2022, the number of employees amounts to 4,635 and 4,658, respectively.

Note	30 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.23	12.31.22
Non-current	4,922	5,795
Current	578	729
Total Benefit plans	5,500	6,524

The breakdown of the benefit plan obligations as of December 31, 2023 and 2022 is as follows:

	12.31.23	12.31.22
Benefit payment obligations at beginning of year	6,524	6,835
Current service cost	284	1,165
Interest cost	2,144	2,578
Actuarial losses	1,447	2,037
Result from exposure to inflation for the year	(4,429)	(5,260)
Benefits paid to participating employees	(470)	(831)
Benefit payment obligations at end of year	5,500	6,524

2023 FINANCIAL STATEMENTS NOTES

As of December 31, 2023 and 2022, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income (Loss) is as follows:

	12.31.23	12.31.22	12.31.21
Cost	284	1,165	402
Interest	2,144	2,578	4,178
Actuarial results - Other comprehensive results	1,447	2,037	(1,215)
	3,875	5,780	3,365

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.23	12.31.22	12.31.21
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	89%	48%	57%

Sensitivity analysis:

12.31.23
Discount Rate: 4%
Obligation	6,294
Variation	450
8%

Discount Rate: 6%
Obligation	5,300
Variation	(544)
(9%)

Salary Increase : 0%
Obligation	5,280
Variation	(564)
(10%)

Salary Increase: 2%
Obligation	6,311
Variation	467
8%

The expected payments of benefits are as follow:

	In 2024	In 2025	In 2026	In 2027	In 2028	Between 2029 to 2033
At December 31, 2023
Benefit payment obligations	578	108	102	108	19	101

2023 FINANCIAL STATEMENTS NOTES

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

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2023.

These benefits do not apply to key management personnel.

Note	31 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	12.31.23	12.31.22	12.31.21
Deferred tax	(133,382)	(46,757)	(38,478)
Change in the income tax rate	-	-	(45,332)
Current tax	-	-	(12,388)
Difference between provision and tax return	(427)	570	1,358
Income tax expense	(133,809)	(46,187)	(94,840)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

2023 FINANCIAL STATEMENTS NOTES

	12.31.22	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity		12.31.23
Deferred tax assets
Tax loss carryforward (1)	51,511	(34,970)	9,939	-		26,480
Trade receivables and other receivables	4,474	(3,037)	997	-		2,434
Trade payables and other payables	5,322	(3,613)	5,278	-		6,987
Salaries and social security taxes payable	2,435	(1,653)	1,216	(10)	(*)	1,988
Benefit plans	629	(427)	(1)	507		708
Tax liabilities	134	(91)	61	-		104
Provisions	7,053	(4,788)	2,225	-		4,490
Deferred tax asset	71,558	(48,579)	19,715	497		43,191

Deferred tax liabilities:
Property, plant and equipment	(357,251)	242,531	(295,107)	-		(409,827)
Financial assets at fair value through profit or loss	(5,466)	3,711	(15,487)	-		(17,242)
Borrowings	(616)	418	185	-		(13)
Tax inflation adjustment	(53,609)	36,394	(77,590)	-		(94,805)
Deferred tax liability	(416,942)	283,054	(387,999)	-		(521,887)

Net deferred tax liability	(345,384)	234,475	(368,284)	497		(478,696)

	12.31.21	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity		12.31.22
Deferred tax assets
Tax loss carryforward (1)	-	-	51,511	-		51,511
Trade receivables and other receivables	13,546	(6,593)	(2,479)	-		4,474
Trade payables and other payables	7,287	(3,547)	1,582	-		5,322
Salaries and social security taxes payable	3,229	(1,573)	789	(10)	(*)	2,435
Benefit plans	106	(53)	(137)	713		629
Tax liabilities	153	(75)	56	-		134
Provisions	9,803	(4,771)	2,021	-		7,053
Deferred tax asset	34,124	(16,612)	53,343	703		71,558

Deferred tax liabilities:
Property, plant and equipment	(309,280)	150,505	(198,476)	-		(357,251)
Financial assets at fair value through profit or loss	(2,320)	1,130	(4,276)	-		(5,466)
Borrowings	(6)	3	(613)	-		(616)
Tax inflation adjustment	(22,418)	10,909	(42,100)	-		(53,609)
Deferred tax liability	(334,024)	162,547	(245,465)	-		(416,942)

Net deferred tax liability	(299,900)	145,935	(192,122)	703		(345,384)

(*)	Note 24 – The Company’s Share-based Compensation Plan

(1)	The accumulated tax losses and the years in which they become statute-barred are as follow:

2023 FINANCIAL STATEMENTS NOTES

Tax loss - Year of origin	Nominal value	Year of prescription
2022	45,418	2027
2023	30,239	2028
	75,657

As of December 31, 2023 and 2022, the accumulated tax losses do not exceed their recoverable value.

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting profit (loss) before taxes, is as follows:

	12.31.23	12.31.22	12.31.21
Income (loss) for the year before taxes	182,180	(8,211)	(34,635)
Applicable tax rate	35%	35%	35%
Result for the year at the tax rate	(63,763)	2,874	12,122
Gain (loss) on net monetary position	59,413	18,725	(20,368)
Adjustment effect on tax inflation	(128,994)	(68,289)	(42,293)
Non-taxable income	(38)	(67)	(327)
Difference between provision and tax return	(427)	570	1,358
Change in the income tax rate	-	-	(45,332)
Income tax expense	(133,809)	(46,187)	(94,840)

Note	32 | Tax liabilities

	12.31.23	12.31.22
Non-current
Current
Provincial, municipal and federal contributions and taxes	1,778	1,104
Tax withholdings	1,915	1,767
SUSS withholdings	149	181
Municipal taxes	797	1,050
Total current	4,639	4,102

Note	33 | Provisions

Included in non-current liabilities
	For contingencies
	12.31.23	12.31.22
At 12.31.22	17,293	24,150
Increases	6,767	8,165
Result from exposure to inflation for the year	(14,199)	(15,022)
At 12.31.23	9,861	17,293

Included in current liabilities

	For contingencies
	12.31.23	12.31.22
At 12.31.22	4,674	3,257
Increases	2,951	5,554
Decreases	(867)	(1,672)
Result from exposure to inflation for the year	(3,889)	(2,465)
At 12.31.23	2,869	4,674

2023 FINANCIAL STATEMENTS NOTES

Note	34 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	12.31.23	12.31.22	12.31.21

EDELCOS	Technical advisory services on financial matters	(14,875)	(13,241)	(5,528)
SACME	Operation and oversight of the electric power transmission system	(633)	(735)	(1,921)
Andina PLC	Financial interest	(229)	(84)	-
Estudio Cuneo Libarona Abogados	Legal fees	(7)	(16)	-
Grieco Maria Teresa	Legal fees	(2)	-	-
		(15,746)	(14,076)	(7,449)

b.	Key Management personnel’s remuneration

	12.31.23	12.31.22	12.31.21

Salaries	5,844	2,846	9,208

The balances with related parties are as follow:

c.	Receivables and payables

	12.31.23	12.31.22
Other receivables - Non current
SACME	3	9

Trade payables
EDELCOS	(624)	(638)
Other payables
Andina PLC	(1,129)	(710)
SACME	(105)	118)
	(1,234)	(828)

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

The agreements with related parties that were in effect throughout fiscal year 2023 are detailed below:

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

2023 FINANCIAL STATEMENTS NOTES

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and Greater Buenos Aires and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The operating costs borne by the Company in fiscal year 2023 amounted to $ 633.

Agreement with EDELCOS

The agreement comprises the provision to the Company of technical advisory services especially on financial topics. It expires in December 2026, but may be extended if so agreed by the parties. In consideration of these services, the Company pays EDELCOS either an annual amount of $ 1,766 or the amount equivalent to 1.75% of the annual gross billing, whichever results in the higher amount, plus the related value added tax. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

As of December 31, 2023, the Company recorded charges for EDELCOS technical advisory services for a total of $ 14,875 relating to the services rendered in fiscal year 2023.

Note	35 | Keeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-        2396 Amancio Alcorta Av. – CABA

-        601 San Miguel de Tucumán St., Municipality of Carlos Spegazzini, Ezeiza, PBA

-	2450 Puente del Inca St., Municipality of Tristán Suárez, Ezeiza, PBA

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Part I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note	36 | Shareholders’ Meetings

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 20, 2023 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2022.
-	To allocate the $ 17,468 loss for the year ended December 31, 2022 (which at the purchasing power of the currency at December 31, 2023 amounts to $ 54,398) to the Unappropriated Retained Earnings account.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint the authorities and the external auditors for the current fiscal year.
-	To approve the conversion of 355,945 Class C shares into Class B shares in the framework of the termination of the Employee Stock Ownership Program (Note 22).

2023 FINANCIAL STATEMENTS NOTES

Furthermore, the amendment to Sections Nos. 4, 13, 23 and 33 of the Bylaws, which had been approved by the Ordinary and Extraordinary Shareholders’ Meeting held on November 2, 2022 and by the ENRE by means of Resolution No. 243/2023 dated February 28, 2023, was registered with the IGJ on April 10, 2023.

Note	37 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2023:

-	Public Hearing – ENRE Resolution No. 2/2024, see Note 2.b.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 7/2024 and ENRE Resolution No. 102/2024, see Note 2.b.
-	Issuance of new Class No. 3 and Class No. 4 Corporate Notes, Note 28.
-	Legal action for difference in contribution rate to the Single Social Security System, Executive Order 814/2011, Note 8.
-	Legal action for unconstitutionality of the TERI, Note 8.

NEIL BLEASDALE
Chairman

