Form 20-F
period 2024-12-31
EDENOR
filed 2025-04-22
CIK 1395213

As filed with the Securities and Exchange Commission on April [●], 2025

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024 Commission File Number: 001-33422

Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR)
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (§ 15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒   Other ☐

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward-looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	economic and geopolitical developments in regional or global markets, including Russia’s continued invasion of Ukraine and the ongoing military conflict between Israel and Hamas;
•	uncertainties related to current or future Government interventions, proposed legislation or legal actions;
•	high depreciation of the Peso;
•	the impact of high rates of inflation on our costs;
•	changes and volatility in local, regional and global markets;
•	the role of Argentina’s Federal Government in the RT and the recognition of the Company’s regulatory credits;
•	general political, economic, social, demographic and business conditions in the Republic of Argentina (“Argentina”) and, particularly, in the geographic market we serve;
•	the impact of a new tariff segmentation applicable to our users;
•	the treatment of tariff updates according to the Tariff Review Process (“RT”), or the former Integral Tariff Revision process (Revisión Tarifaria Integral or “RTI”) and any awarded transitory adjustment that has yet to be implemented;
•	the evolution of energy losses and the impact of fines, and penalties and uncollectible debt;
•	the impact of regulatory reform and changes in the regulatory environment in which we operate;
•	electricity shortages;
•	the high temperatures and extreme climate registered over the last years which affects the provision of transport and distribution energy services;
•	potential disruption or interruption of our service;
•	the revocation or amendment of our concession by the granting authority;

•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms; and
•	additional matters identified in “Risk Factors”.

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

This annual report includes our audited restated consolidated financial statements for the years ended December 31, 2024, 2023 and 2022. and the notes thereto (the “Financial Statements”) which are set forth on pages F-1 through F-84 of this annual report.

The Financial Statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), have been approved by resolution of the Board of Directors’ meeting held on March 7, 2025 and have been audited by an independent registered public accounting firm.

Argentina has been considered a high-inflation economy for accounting purposes according to the IAS 29 “Financial reporting in hyperinflationary economies” since July 1, 2018. Therefore, the financial information included in this annual report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2024. See “Item 3. Key Information— Risk Factors—The Peso currently qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition”, “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations” and Note 3 to our Financial Statements.

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

EXCHANGE RATES

In 2024, the Argentine Peso continued to depreciate against the U.S. Dollar. According to the exchange rate information published by Banco de la Nación Argentina (“Banco Nación”), the Argentine Peso depreciated by 27.7% against the U.S. Dollar, in nominal terms.

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

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in this annual report from Pesos into Dollars using, for the information provided as of December 31, 2024, the selling exchange rate reported by the Banco Nación, as of December 31, 2024, which was Ps.1,032.00 to U.S.$1.00 unless otherwise indicated. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate. On April 21, 2025, the exchange rate was Ps. 1,094 to U.S.$1.00. As a result of fluctuations in the Dollar Peso exchange rate, the exchange rate at such date may not be indicative of current or future exchange rates.

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2020	59.82	84.15	70.87	(1)	84.15
2021	84.15	105.20	95.13	(1)	102.72
2022	102.72	177.16	131.08	(1)	177.16
2023	177.16	808.45	280.92	(1)	808.45
2024	808.45	1,032.00	916.42	(1)	1,032.00

Month
November-24	993.00	1,011.50	1,001.33	(2)	1,011.50
December-24	1,011.50	1,032.00	1,021.90	(2)	1,032.00
January-25	1,032.00	1,053.50	1,042.82	(2)	1,053.50
February-25	1,053.50	1,064.75	1,058.04	(2)	1,064.75
March-25	1,064.25	1,074.00	1,068.77	(2)	1,074.00
_____________________
Source: Selling exchange rate Banco Nación

(1)        Represents the average of the latest daily selling exchange rate for each period.

(2)        Represents the average of the latest daily selling exchange rate for each month.

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” of this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

•	A global or regional financial crisis and unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations.
•	Changes in U.S. trade and other policies under the new U.S. administration may adversely impact our business, financial condition, and results of operations.
•	The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition.
•	Economic and political developments in Argentina, and future policies of the Argentine Government may affect the economy as well as the operations of the energy distribution industry, including Edenor.
•	If high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected.
•	The Peso currently qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition.
•	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.
•	Fluctuations in the value of the Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations.
•	Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations.
•	Argentine public expenditures may adversely affect the Argentine economy.
•	The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties facing Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth and, therefore, on our results of operations and financial condition.
•	The Argentine economy and finance may be adversely affected as a consequence of a tariffs that could be imposed by the United States of America and other countries to goods and services from Argentina.
•	The Argentine economy and finance may be adversely affected as a consequence of a decrease in the international prices of commodities that Argentina exports.
•	Any downgrade in the credit rating or rating outlook of Argentina could adversely affect the rating and the market price of our ADS, our Class B common shares and our corporate debt, affecting also our liquidity.

Risks Relating to the Electricity Distribution Sector

•	The Argentine Government has intervened in the electricity sector in the past and may continue to intervene.
•	There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy.

•	Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies.
•	If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions.
•	The exclusivity of electricity distribution in our service area may be adversely affected by technological or other changes in the energy distribution industry, which could have a material adverse effect on our business.

Risks Relating to Our Business

•	We operate our business pursuant to our Concession Agreement granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business.
•	Downgrades in our credit ratings could have negative effects on our funding costs and business operations.
•	Our business is subject to risks arising from natural disasters, catastrophic accidents, terrorist attacks and cybersecurity incidents. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our contractual commitments and thus adversely affect our business and financial performance.
•	Our operations could cause environmental risks and any change in environmental laws, climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.
•	Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.
•	Failure or delay to negotiate further improvements to our tariff structure, including increases in our distribution margin, and/or to have our tariffs adjusted to reflect increases in our distribution costs in a timely manner or at all, have affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations.
•	Our distribution tariffs may be subject to challenges by Argentine consumer and other groups.
•	We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations.
•	The increase in illegal constructions and unsanctioned urbanizations within our Concession area may affect the Company’s ability to distribute energy to its customers, as well as produce an increase in public safety risks.
•	If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected.
•	Under the Concession Agreement, the Argentine Government could foreclose on its pledge over our Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition.
•	Default by the Argentine Government could lead to termination of our concession, and have a material adverse effect on our business and financial condition.
•	The expiration of the management period could result in the sale of the Company’s controlling interest.
•	We may be unable to import certain equipment to meet growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on our operations and financial position.

•	We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business.
•	We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and on our results of operations.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina. Any violation thereunder could have a material adverse effect on our reputation and the results of our operation.
•	We are involved in various legal proceedings which could result in unfavorable decisions for us, which could in turn have a material adverse effect on our financial position and results of operations.
•	In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations.
•	We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition.
•	A substantial number of our assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by our shareholders may be substantially limited.
•	We may not be able to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.
•	We may not have the ability to collect the amounts corresponding to the energy sales for neighborhoods that must be financed by the Argentine Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires.
•	All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events.
•	We may not have the ability to raise the funds necessary to finance a change of control offering as required by our Senior Notes.
•	Cybersecurity events, such as interruptions or failures in our information technology systems as well as cyber-attacks, could adversely affect our business, financial condition, results of operations and cash flows.

Risks relating to our ADSs and Class B common shares

•	The New York Stock Exchange and/or ByMA may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation.
•	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs.
•	Our shareholders’ ability to receive cash dividends may be limited.
•	Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings.
•	Our shareholders may be subject to liability for certain votes of their securities.
•	A potential nationalization or expropriation of 51% of our capital stock, represented by Class A shares, may limit the ability of Class B shares to participate in the Board of Directors.
•	If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our securities may be adversely impacted.

•	Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs.

Risks Related to Argentina

Overview

We are a stock corporation (sociedad anónima) incorporated under the laws of the Republic of Argentina and all of our revenues are earned in Argentina and all of our operations, facilities, and users are located in Argentina. Accordingly, our financial condition and results of operations depend to a significant extent on macroeconomic, regulatory, political and financial conditions prevailing in Argentina, including growth rates, inflation rates, currency exchange rates, taxes, interest rates, and other local, regional and international events and conditions that may affect Argentina in any manner. For example, a slowdown in economic growth or economic recession could lead to a decreased demand for electricity in our concession area or a decline in the purchasing power of our users, which, in turn, could lead to a decrease in collection rates from our users or increased energy losses due to illegal use of our service. Several factors have impacted the Argentine economy in the recent past, and may continue to impact it in the future, including among others, inflation rates, exchange rates, commodity prices, public debt, amendments to the tax regime and policies on trade and fiscal balances.

Our activity is highly regulated and subject to uncertainties due to political and economic factors, changes in legislation, termination and modification of contractual rights, prices control and currency fluctuations, among others.

We cannot assure that the Argentine Government will not adopt policies that could adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our Senior Notes, our ADSs and Class B common shares to decline.

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

In recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. While the vast majority of economies recovered during 2021 and 2022 after the global COVID-19 pandemic, if such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina and hence affect its economy. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations of trade disputes that may arise between Argentina and Brazil, or in case either country decided to exit the Mercosur or undertake negotiations for free trade agreements with third nations aside from Mercosur.

In addition, the global macroeconomic environment faces various challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, Europe and China. Some of these monetary measures negatively impacted financial markets during 2023 and 2024.

Since October 2023, an armed conflict between Israel and Hamas-led Palestinian militant groups has taken place primarily in and around the Gaza Strip, with clashes spilling over into the West Bank and the Israel-Lebanon border

There have been concerns about unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Israel, Iran, Ukraine, Russia, Syria and North Korea. There have also been concerns regarding the relationship among China and other Asian countries, could lead to or exacerbated potential conflicts in relation to territorial disputes, and the possibility of a economic conflict between the United States and China.

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

Changes in U.S. trade and other policies under the new U.S. administration may adversely impact our business, financial condition, and results of operations

The administration of U.S. President Donald Trump has introduced significant changes in trade policies, including the imposition of new tariffs and other trade restrictions that could affect cross-border commerce. On February 1, 2025, President Trump issued an executive order imposing tariffs on imports from Canada, Mexico, and China, with additional measures under consideration. While the tariffs on Mexico and Canada are currently delayed, these tariffs, along with potential retaliatory actions by these and other countries, could disrupt global trade flows, impact the cost and availability of Edenor equipment and technology, and increase operational costs for companies reliant on international supply chains.

Further, on February 10, 2025, President Donald Trump issued proclamations re-imposing and expanding 25% tariffs on imported steel and aluminum products under Section 232 of the Trade Expansion Act of 1962. These measures, effective as of March 12, 2025, raise aluminum tariffs from 10% to 25%, reimpose tariffs on countries that were previously exempted, and expand coverage to derivative products. On March 20, 2025, the administration announced a further tightening of tariff enforcement, including enhanced customs scrutiny and retroactive duties on select product classifications, creating additional uncertainty for importers. On April 2025, the Trump administration announced the implementation of reciprocal tariffs, with varying impact on different countries. However, on April 9, 2025 Trump declared a 90-day pause on most of these tariffs, except for China.

These evolving trade measures could increase the cost of critical electricity distribution infrastructure and equipment, particularly for companies like us that rely on imports for infrastructure expansion and maintenance. Additionally, heightened scrutiny on tariff classifications and increased enforcement measures by U.S. authorities could lead to further supply chain disruptions and additional costs.

We offer a range of services, including electricity distribution, frequency regulation and voltage control We are dependent on imported electricity distribution equipment to provide many of these services. Given our reliance on imported electricity distribution equipment, changes in U.S. trade policies that cause disruption in the international market may materially adversely impact our costs and ability to import such equipment. For example, if our access to key suppliers or technology is restricted, or if our customers face economic constraints due to increased costs of goods and services resulting from international tariffs, trade restrictions, or changes in U.S. or foreign government regulations, our financial condition and results of operations could be materially and adversely affected.

In addition, to the extent that changes in the political environment due to the imposition of tariffs or other measures negatively impact us or the markets in which we operate, our business, financial condition, and results of operations could be materially and adversely affected. Given the expanding scope of trade restrictions and the uncertainty surrounding future policies of the Trump administration, we can provide no assurances regarding the full extent of any potential impact.

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions:

•	according to the recent data published by the Argentina National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, “INDEC”), for the year ended December 31, 2024, Argentina’s real GDP decreased by 1.7% compared to the same period in 2023;
•	inflation remains high (117.8% during 2024 as reported by the INDEC in March 2025) and may continue at those levels in the future, while regulated tariffs may lag behind;
•	investment as a percentage of GDP remains low to sustain meaningful growth rates ;

•	protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy;
•	energy or natural gas supply by generators may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption, mostly at peak demand such as in the winter season; and
•	unemployment and informal employment remain high, which could have a bearing on energy theft levels potentially impacting our results and operations.

As in the recent past, Argentina’s economy may be adversely affected if political and social pressures inhibit the implementation by the Argentine Government of policies designed to control inflation, generate growth and enhance consumer and investor confidence, or if policies implemented by the Argentine Government that are designed to achieve these goals are not successful. These events could materially affect our financial condition and results of operations, or cause the market value of our Senior Notes, our ADSs and our Class B common shares to decline.

Also, the Peso was the most appreciated currency in the world in 2024. It has been subject to significant depreciation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. Dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or “BCRA”), which have also shown significant fluctuations in recent years. As of December 31, 2024, the international reserves of the BCRA totaled U.S.$29,612 million. The Peso appreciated in real terms by 40% against the U.S. Dollar during the year ended December 31, 2024.

Since 2019, as a result of the economic instability, economic uncertainty, and rising inflation rates, Argentine administrations and the BCRA adopted a series of measures reinstating foreign exchange controls, which applied with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts, the payment of dividends in foreign currency abroad, payments of goods and services in foreign currencies, payments of imports of goods and services.

On April 11, 2025 the Central Bank released Communication “A” 8226 which included a substantial flexibilization of the foreign exchange restrictions then in force, particularly for individuals. In terms of companies, the rules entailed substantial flexibilization of the foreign exchange restrictions as they relate to (i) imports of goods and services as from April 14, 2025; and (ii) the payment of dividends derived from income accrued as of January 1, 2025.

Moreover, on April 16, 2025, the Central Bank released Communication “A” 8230 which included substantial flexibilization of foreign exchange restrictions, applicable to both individuals and legal entities, as they relate to funds transferred to Argentina and settled in the MLC from April 14, 2025 onwards. Those additional flexibilization consisted of removing the requirement of Central Bank approval for (i) the repayment of principal of intercompany financial indebtedness for funds disbursed and settled for pesos through the MLC on or after April 14, 2025 to the extent that the average maturity of the indebtedness exceeds 180 days; (ii) the repatriation of direct investment by non-residents when the investment was made and settled for pesos in the MLC after April 14, 2025 and the repatriation is done at least 180 days after that settlement; and (iii) the payment of dividends, interest or repayment of principal on portfolio investments made by non-residents provided that the funds to make those portfolio investments where settled for pesos through the MLC on or after April 14, 2025 and the payment of dividends, interest or repayment of principal is done at least 180 days after that settlement.

Although the relaxation of the foreign exchange controls has been substantial, certain material restrictions for accessing Argentina’s foreign exchange market continue to apply to non-individuals and there can be no assurances regarding future modifications to the exchange controls regime. Exchange controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

The success of these or other measures that the BCRA may implement in the future, is uncertain and fluctuation in value of the Peso or our inability to acquire foreign currency could have a material adverse effect on our financial condition and results of operations. We cannot predict whether, and to what extent, the value of the Peso may depreciate or appreciate against the U.S. Dollar or other foreign currencies, and how these uncertainties will affect the demand for electricity. Furthermore, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed or reimposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect the demand for services provided by Edenor or our ability to meet our liabilities denominated in currencies other than the Peso, including our Senior Notes. Any restrictions on transferring funds abroad imposed or reimposed by the Government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. Dollars, as well as to comply with any other obligation denominated in foreign currency.

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

From the moment the current administration came to power, the reduced legislative representation obtained by La Libertad Avanza in the National Congress has limited its ability to promote acts of Congress, having to negotiate with the opposition on different points in each bill to obtain the support of the opposition. At the same time, certain circumstances led the opposition to join forces and promote laws that the administration had previously publicly rejected, some of which were the subject matter of presidential vetoes and unsuccessful attempts by Congress to override the presidential veto. By way of example, Law 27,742 (the “Bases Law”) enacted in July 2024, which included structural modifications in energy matters obtained votes from different political parties. Also, by way of example the opposition in Congress was successful in passing laws opposed by the current administration such as the reform of the retirement and pension system or the increase in universities budgets, which were later vetoed by the President. As of the date of this annual report, we cannot predict the impact that the measures and the political situation described above will have on the Argentine economy in general or if the measures the Bases Law foresees in deregulating Argentina’s economy and privatizing publicly owned enterprises may be carried out.

The Company cannot assure whether other events, such as the implementation of new government policies, could have an adverse impact on the Company's operations and financial results.

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory reformation of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. In addition, Argentine courts have ruled on modifications on rules related to labor matters, requiring companies to assume greater responsibility for costs and risks associated with subcontracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, also as a result of changes in government administration, it is difficult to predict if and how our activities will be affected by such changes. We cannot assure you that future legal reforms or economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause the decrease of the market value of our securities.

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

Despite the decline recorded in inflation indices, during the first quarter of 2025, according to data published by INDEC, Consumers Price Index (“CPI”) rates were 3.7%, 2.4% and 2.2% for March, February and January 2025, while for 2024, 2023, and 2022 were 117.8%, 211.4%, and 94.8% respectively. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. Even when the value of the Peso is stabilized, we cannot assure that through new fiscal and monetary policies an increase in inflation rates will occur.

A high inflation rate environment affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of the Argentine debt continues to be adjusted by the Stabilization Coefficient (Coeficiente de Estabilización de Referencia, or “CER”), a currency index, that is strongly correlated with inflation. Therefore, any significant increase in inflation would cause an increase in the Argentine external debt and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. A continuing inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms, and adversely affect our results of operations and cause the market value of our Senior Notes, our ADSs and our Class B common shares to decline.

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

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects

Argentina’s history of defaults on its debt and related litigation may reoccur in the future and prevent Argentine companies such as us from accessing the international capital markets readily or may result in higher costs and more onerous terms for such financing, and may therefore negatively affect our business, results of operations, financial condition, the value of our securities, and our ability to meet our financial obligations.

Following the default on its external debt in 2001, Argentina sought to restructure its outstanding debt through exchange offers in 2005 and again in 2010. Holders of approximately 93% of Argentina’s defaulted debt participated in the exchanges. Nonetheless, a number of bondholders held out from the exchange offers and pursued legal actions against Argentina. In 2016, the Argentine Government settled several claims holders of defaulted bonds, ending more than 15 years of litigation.

In 2018, the Argentine Government sought financial assistance from the International Monetary Fund (the “IMF”) and the IMF’s Executive Board approved a three-year Stand-By Arrangement (SBA) for Argentina amounting to U.S.$50 billion, on June 20, 2018, allowing the Argentine authorities to immediately draw U.S.$15 billion under the SBA.

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

As a result, the Law No. 27,668 was passed on March 18, 2022, and consequently the Program of Extended Facilities was approved, allowing the IMF to pay out U.S.$44.500 million. This agreement includes an obligation to develop an energetic plan, that focuses on improving energy efficiency, and researching for a cleaner and cheaper way to produce and distribute electricity among other goals to achieve. Furthermore, the law reinforces Argentina’s commitment to create a new subsidy segmentation scheme, concentrated on improving the energy distribution as well as protecting the low- and middle-income users.

Currently, the Program of Extended Facilities has been extended until December 31, 2024 and a recalibration of planned disbursements under the current program was also approved. The agreement, which runs from January 2022 to the end of 2024, had 10 quarterly reviews to determine compliance with targets. In return, the IMF is drawing the funds to repay the maturities of the original agreement up to a total of SDR 31.914 billion (the IMF's official currency), equivalent to about U.S.$ 45 billion. The repayment of this second loan will be made in 12 semi-annual instalments between 2026 and 2032, unless it is renegotiated again.

Additionally, the agreements between the Argentine government, the Paris Club, and the IMF have been fundamental for restructuring Argentina’s debt and stabilizing its economy. See “—Argentina’s ability to obtain financing from international markets is limited, which could affect its capacity to implement reforms and sustain economic growth.”

During 2024 and 2025, the Argentine government was engaged in negotiations with the IMF for a new IMF program with additional financing and, on April 11, 2025 both the Argentine Government and the IMF announced an agreement for a 48-month extended arrangement under the existing Extended Fund Facility (EFF) amounting to SDR 15.267 billion (equivalent to about US$20,000 million) (the “2025 IMF Agreement”), allowing Argentina an immediate disbursement of about US$12,000 million, to be followed by a first review planned for June 2025 with an associated disbursement of about US$2,000 million. The arrangement with the IMF is part of a program that foresees other multilateral and bilateral organizations increasing their financing by an additional USD 8 billion (USD 6 billion from multilateral organizations and USD 2 billion through the extension of the repo arrangement signed with international banks in January 2025).

However, the success of these programs will depend on the continued implementation of economic reforms and the political support needed to maintain macroeconomic stability and sustainable economic growth. We cannot assure the Argentine government will be successful in its implementation of the program agreed with the IMF, which could affect the Argentine government’s ability to implement reforms and public policies and boost economic growth, or the impact the result of such program will have in Argentina’s ability to access international capital markets (and indirectly in our own ability to access those markets).

Moreover, the long-term impact of these measures and any future measures taken by the Argentine government on the Argentine economy, as a whole and in the energy sector remains uncertain. It is possible that such reforms could be disruptive to the economy and adversely affect the Argentine economy and the energy industry, and consequently, our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

Fluctuations in the value of the Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations

The Peso suffered important fluctuations during the last years. Even though in 2024, the Peso was the most appreciated currency in the word, we are unable to predict the future value of the Peso against the U.S. Dollar. If the Peso devaluates further, any negative effects on the Argentine economy could have adverse consequences on our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars. Following the announcement of the 2025 IMF Agreement and the relaxation in some of the foreign exchange regulations in Argentina, the Government implemented a free float currency administration program whereby the value of the Peso against the U.S. Dollar would be determined by market forces within a certain floating band, with a floor of 1000 Pesos per each Dollar and a ceiling of 1400 Pesos per each Dollar, which floor and ceiling will adjust monthly at a rate of -1% and 1%, respectively. Thus, widening the free-floating band each month. To avoid the Peso – Dollar exchange rate to fall below or move beyond the rates of the free-floating band, the Argentine Central Bank may intervene in the market to hold the exchange rate within the band, as adjusted at any time.

Fluctuations in the value of the Peso, even within the free-floating band, may adversely affect the Argentine economy, our financial condition and results of operations. The Peso has been subject to significant depreciation against the U.S. Dollar in the past and may be subject to further fluctuation in the future within the free-floating band or even beyond it. A depreciation of the Peso against major foreign currencies may also have an adverse impact on our capital expenditure program and increase the Peso amount of our trade liabilities and financial debt denominated in foreign currencies. The depreciation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry and adversely affect the Argentine Government’s and our ability to honor its foreign debt obligations and our debt obligations denominated in currencies other than the Peso.

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Argentine Government intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls, among others.

Measures already adopted by the Argentine Government as well as those that may be implemented in the future could be negatively impact the economy and potentially harm, our business. In particular, we have no control over the reforms to the regulatory framework governing our operations and cannot assure that such reforms, if enacted, will be beneficial if these measures fail to achieve their intended objectives they could adversely affect the Argentine economy as well as the Company's business, financial condition and results of operations and its ability to repay the Senior Notes.

Even though the current administration has announced that it plans to scrap exchange controls and has implemented substantial relaxation of them following the 2025 IMF Agreement, those controls continue to exist and new exchange controls could be introduced in the future which, along with any other then existing transfer restrictions, could in turn, affect our ability to access the international capital markets. Such restrictions and measures may generate political and social tensions and deteriorate the Argentine Government´s public finances, as has occurred in the past, generating an adverse effect on economic activity and, in consequence, adversely affect our business and the result of our operations, and cause the market value of our Senior Notes, our ADSs and our Class B common shares to decline. See “Item 10. Additional Information— Exchange Controls.”

Moreover, we cannot predict the measures that may be adopted by the current or any future government, such as expropriation, nationalization, forced renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade and investments, restrictions to transfers to other countries or to capitals movement, or exclude that an important fluctuation of the Peso may have a material adverse effect on the Argentine economy and, as a consequence, adversely affect our financial condition, our results of operations or cause the market value of our Senior Notes, our ADSs and our Class B common shares to decline.

Argentine public expenditure may affect the Argentine economy

Public expenditure increased throughout the last decade in Argentina. The Argentine Government adopted several measures to finance its public expenditure.

The new administration has implemented a reduction of public spending, including energy and transportation subsidies, and a significant reduction in the transfer of federal funds to the provinces. However, high public expenditure levels could reoccur in the future.

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

The Argentine economy and finance may be adversely affected as a consequence of a decrease in the international prices of commodities that Argentina exports

The global commodities market is characterized by its volatility. Commodities exports have contributed significantly to the Argentine Government’s revenues. Accordingly, the Argentine economy has remained relatively dependent on the price of its exports (mainly soy beans and derivatives thereof).

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 99 of 180 in the Transparency International’s 2024 Corruption Perceptions Index.

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

Any downgrade in the credit rating or rating outlook of Argentina could adversely affect the rating and the market price of our ADS, our Class B common shares and our corporate debt, affecting also our liquidity

On June 24, 2021, Morgan Stanley Capital International (“MSCI”) announced the reclassification of Argentina to the standalone or independent category with effect as of November 2021, thus being excluded from the MSCI indexes. In June 2019, Argentina had entered the emerging market category. According to MSCI, the main reason for this downgrade lied in the reinstatement of exchange controls, which have been in force since September 2019 until April 11, 2025.

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

To address the Argentine economic crisis, from time to time the Argentine Government adopted several regulations and intervened in the electricity sector, which made a number of material changes to the regulatory framework applicable to the electricity sector. These changes severely affected electricity generation, distribution and transmission companies and included, among other: the freezing of nominal distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to pass on to the user increases in costs due to regulatory charges, and the introduction of a new price-setting mechanism in the Wholesale Electric Market (Mercado Eléctrico Mayorista or “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market. From time to time, the Argentine Government intervened in this sector by, for example, granting temporary nominal margin increases,, proposing a new social tariff regime for residents of poverty-stricken areas, the removing discretionally subsidies, creating specific charges to raise funds that were transferred to government-managed trust funds that finance investments in generation and distribution infrastructure and the investments for the construction of new generation plants and the expansion of existing transmission and distribution networks.

On December 16, 2023, by means of Decree No. 55/2023, the government declared an emergency in the energy sector and instructed the Secretariat of Energy to implement a course of actions in relation to each segment of electricity generation, transmission and distribution. It also determined the start of a comprehensive tariff review, and provided for the continuity of ENRE’s intervention. Likewise, the proposed Omnibus Act also includes the unification of the gas and electricity governmental bodies which would continue the agency’s intervention. Through Executive Order No 1023/2024, the Federal Government extended the emergency of the national energy sector with respect to the generation, transport and distribution segments of electricity under federal jurisdiction, until July 9, 2025 and the ENRE´s intervention was prolonged until the establishment and appointment of the Board of Directors of the Nacional Gas and Electricity Regulatory Entity.

The Secretariat of Energy of the Ministry of Economy is empowered to redetermine the structure of subsidies in force in order to ensure end users access to basic and essential consumption of: (i) electricity under Laws Nos. 15,336 and 24,065, as supplemented, amended and regulated; and (ii) natural gas under Laws Nos. 17,319 and 24,076, as supplemented, amended and regulated, respectively. This benefit shall mainly consider a percentage of the income of the cohabiting group, individually or jointly for electricity and natural gas, to be established by the regulations. For the purpose of calculating the cost of basic consumption, the tariffs in force at each supply point shall be considered.

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

On February 16, 2024 ENRE issued Resolution No. 102/2024 notifying the new tariff table and the values per category of the of own distribution costs (“CPD”, also referred as value added for distribution (“VAD”). Low-income consumers (categorized as N2) saw an increase of around 70%. Meanwhile, middle-income consumers (known as N3) saw an increase of around 65%, although for the last universe if they exceed 600 KW/h the jump will be in the area of 130%. Lastly, high income consumers (N1) saw an increase of around 150%.

Additionally, through Decree No. 465/2024 issued on May 27, 2024, the Executive Branch established a new regime based on the creation of Basic Energy Baskets, taking into account users’ geographical location, energy resources, family composition, and the impact of electricity costs on their income. Until this new regime was going to be implemented, the decree provides for a transition period with a gradual reduction of subsidies. In alignment with this, the National Subsidy Regime categorizes users into three groups (N1, N2, and N3) based on their economic capacity to pay the full cost of energy.

Through Decree No. 465/2024, the Executive Branch also extended the emergency in the national energy sector and postponed the deadline for the implementation of the new tariff structure until July 9, 2025. Additionally, Decree No. 1023/2024 extended the intervention of the ENRE.

Further, on January 7, 2025, by means of Resolution No. 6/2025, the ENRE approved the revised schedule for the Electricity Distribution Tariff Review Program under federal jurisdiction. In line with this, we submitted our tariff proposal on January 27. 2025. Following the previously approved schedule, ENRE Resolution No. 79/2025 called for a public hearing on February 27, 2025, after which the ENRE settled the new date for the approval of the new tariff scheme on March 31, 2025. However, on March 31, 2025, by means of Resolution 223/2025 the ENRE modified the date foreseen for the approval of the new electricity rate schedules to April 30, 2025.

Nevertheless, the Company has still not been able to resolve the income deficit or recover its credits against the Federal Government resulting from the freeze on electricity rates and, thus, if the RT does not contemplate such Edenor’s regulatory credits, our ability to cover any further increase of our costs could be affected and may have a direct negative impact on our results of operations.

There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy

As explained in other risk factors in this annual report, following the economic crisis of 2001-2002, the subsequent freeze on electricity rates in Pesos and the significant depreciation of the Argentine Peso against the U.S. Dollar, there was a lack of acknowledgement by governmental authorities of the actual increasing cost of our operations. Since the RTI process was completed by 2017, all other transitional adjustment resulted in lower determinations based on a Net Replacement Value (“NVR”) methodology over a slightly lower base capital than the one we had submitted in our proposals. For more information, please refer to “The Argentine Government has intervened in the electricity sector in the past, and may continue to intervene”

A full RT process has yet to be completed. Notwithstanding the measures recently adopted as provisory increase of electricity rates, there is uncertainty as to what measures the Argentine Government may adopt in connection with tariffs, whether tariffs will be updated in connection with the RT, and from time to time to reflect our increase in operating costs, and their impact on demand. Likewise, no assurance can be given that any future reduction in subsidies will not increase our clients’ delinquency rates or a delay in our collections.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

During 2024, and for the first time in 10 years, electricity demand in Argentina decreased 0.5% compared to 2023. From 2013 through 2023, electricity demand in Argentina increased by 12.5%, which in part reflects the relative low cost, in real terms, of electricity to users due to the freezing of tariffs and therefore the distribution margins, the establishment of subsidies in the purchase price of energy and the elimination of the inflation adjustment provisions in distribution concessions.

In 2024, the Company’s electricity demand amounted to 26,827GWh, which represented a 3% decrease compared to 2023, while the WEM demand amounted to 140,227GWh (-0.5% year-on-year). The variation in the Company’s demand was mainly due to temperature, elasticity, price and the level of economic activity.

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

Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies

The recurring economic crises and the resulting emergency measures have had and continue to have a material adverse effect on other energy sectors. In addition, voltage breakdowns have occurred and continue to occur due to failure in the transportation system, and lack of carrier’s investments.

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

If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions

In recent years, the increase in electricity demand was greater than the structural increase in electricity distribution capacities, which led to power shortages and disruptions, in certain occasions. A sustained increase in electricity demand could generate future shortages. In addition, the condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. In 2022, 2023, and 2024, the increase in the capacity of our own facilities resulting from the investment process was higher than the increase in demand, and the service quality indicators have continued improving. Regarding the coming years, there is uncertainty about the availability of resources to continue with this process. With respect to generation, depending on the availability of water and fuels, supply could be affected. For these cases, as long as ENRE Resolutions No. 63/2017 and 3/2025 remain applicable, we are exempted from liability against users.

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

We cannot assure that we will not experience a lack in the supply of energy or that any claims, fines, penalties or government intervention will not have a materially adverse effect on our financial condition and results of operations and cause the market value of our Senior Notes, our Senior Notes, ADSs and Class B common shares to decline.

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

Our business is subject to risks arising from natural disasters, catastrophic accidents, terrorist attacks, and cybersecurity incidents. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our demand and thus adversely affect our business and financial performance

The electric power distribution infrastructure that we rely on, may be damaged by flooding, hurricanes, strong windstorms, fires, earthquakes, extreme weather temperatures, heat waves and other catastrophic disasters arising from natural or accidental or intentional human causes. We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by insurance policies. There may be an important time lag between a major accident, catastrophic event or terrorist attack and our definitive recovery from our insurance policies, which typically carry non-recoverable deductible amounts. In addition, any of these events could cause adverse effects on the energy demand of some of our customers and of consumers generally in the affected market. Some of these considerations, could have a material adverse effect on our business, financial condition and our result of operations.

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

Through Decree No. 465/2024, the Executive Branch extended the emergency in the national energy sector and postponed the deadline for the implementation of the new tariff structure until July 9, 2025. Additionally, Decree No. 1023/2024 extended the intervention of the ENRE.

Further, on January 7, 2025, by means of Resolution No. 6/2025, the ENRE approved the revised schedule for the Electricity Distribution Tariff Review Program under federal jurisdiction. In line with this, we submitted our tariff proposal on January 27. 2025. Following the previously approved schedule, ENRE Resolution No. 79/2025 called for a public hearing on February 27, 2025, after which the ENRE settled the new date for the approval of the new tariff scheme on 31, 2025. However, on March 31, 2025, by means of Resolution 223/2025 the ENRE modified the date foreseen for the approval of the new electricity rate schedules to April 30, 2025.

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

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties imposed by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our Company has increased significantly. As of December 31, 2024, 2023, and 2022 and, our accrued fines and penalties totaled Ps. 62,124 million, 136,933 million and Ps.156,194 million at nominal values, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Business Overview—Fines and Penalties.”

The increase in illegal constructions and unsanctioned urbanizations within our Concession area may affect the Company’s ability to distribute energy to its customers, as well as produce an increase in public safety risks.

Within the second and third regions of the greater Buenos Aires metropolitan area, the number of illegal settlements and shanty towns has increased over the years, and the existing ones have grown larger in terms of the number of people living in them as well as in terms of the size and complexity of the constructions built to foster their inhabitants. These phenomena are particularly present in the third ring of the Great Buenos Aires area, where energy theft represents the main cause of the company´s energy lost. Furthermore, such illegal connections to the electricity grid are performed in land over which Edenor has governmental permits to install high and medium voltage networks. The growth of such constructions on such land increases the risk of physical contact with such networks which may cause service interruption and even provoke accidents.

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

If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected

Our concession does not allow us to pass through to our users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to15.2% in 2024, 14.87% in 2023, and 15.89% in 2022. We cannot assure you that our energy losses will not continue to increase in future periods, in particular due to the change in governmental policy on subsidies which may lead to lower margins and could affect our results of operations.

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

In 2024, our fines and penalties represented 3.9% of our net energy sales. See “Item 4. Information on the Company—Business overview—Edenor Concession—Fines and Penalties.”

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

Our concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests the extension at least 18 months before expiration. The term of the concession is divided into management periods. On February 25, 2022, through Resolution 65, the ENRE established that the first management period will be considered concluded at the end of the term established for the renegotiation of an RTI.

Six months before the end of each management period, the regulatory authority shall call an international public bidding on the Class “A” shares sale representing 51% of the share capital of Edenor, currently held by Empresa de Energía del Cono Sur S.A. (“Edelcos”). However, if Edelcos matches the highest bid or its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The above-mentioned price shall be delivered within the term of 30 days once the Grantor Control receives it. The first management period commenced on September 1, 1992.

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

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2024, we had 4642 employees, of which 79% were union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial condition and the market value of our ADSs, Class B common shares could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2024, we had approximately 7,469 third-party employees related to third party´s contracts. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

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

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2024, our physical assets were insured for up to U.S.$ 2,350 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Business Overview—Insurance.” Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our financial condition and results of operations and the market value of our Class B common shares and ADSs.

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

On May 6, 2024, through Resolution No. 58/2024, the SE instructed CAMMESA to establish a new access plan to regularize outstanding amounts owed by distribution agents for the period between February1, 2024 and April 30, 2024, and to propose agreements for their settlement.

Subsequently, on December 6, 2024, CAMMESA’s Board of Directors unanimously approved a proposal submitted by the Argentine Association of Electric Energy Distributors (Asociación de Distribuidoras de Energía Eléctrica de la República Argentina or “ADEERA”) aimed at normalizing the payment chain of distribution agents. Additionally, in December 2024, CAMMESA’s Board of Directors approved a new payment plan, which is still subject to the necessary actions by the granting authority to become operational. On March 13, 2025 the Executive Branch issued Decree No. 186/2025 approving a debt regularization scheme, which includes up to 12 months grace period and 72 monthly instalments (six years) at a rate equivalent to 50% of that charged by the WEM. The enforcement authority shall be the SE. As of the date of this annual report, it has not been implemented. As of December 31, 2024 and 2023, we accumulated a past due principal balance with CAMMESA of Ps.127,667 million and Ps.142,988 million, respectively. Likewise, under the 2022 and 2023 Agreements we have a past due balance of Ps.229,078 million.

We may not have the ability to collect the amounts corresponding to the energy consumptions for certain neighborhoods, that must be financed by the Argentine Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires

Certain neighborhoods benefit from a social tariff, which provides a discount on the final bill. Additionally, we have signed agreements with the Argentine Government, the Province of Buenos Aires, and the Autonomous City of Buenos Aires, under which these jurisdictions cover the energy consumption costs for specific neighborhoods.

In these neighborhoods, electricity is supplied through collective meters that record total consumption, which is then monitored and reported by the ENRE to the relevant jurisdictions for payment. This regime remains in effect and still requires formalization for neighborhoods in the Province of Buenos Aires for the 2024-2025 period. If we are not able to recover the expenses corresponding to such discounts applied to certain neighborhoods, and/or if there is a significant lag of time between the time we incur the incremental costs and when we receive the amounts related to these concepts, we may suffer liquidity shortfalls, any of which, individually or in the aggregate, could have a material adverse effect on our business and results of operations.

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events

As of December 31, 2024, our outstanding financial debt included the following: (i) U.S.$8.2 million Senior Notes Class No. 1 due 2025 (the “Senior Notes Class 1”); (ii) U.S.$95.8 million Senior Notes Class No. 3 due 2026 (the “Senior Notes Class 3”); (iii) Ps. 25,583 million Senior Notes Class No. 4 due 2025 (the “Senior Notes Class 4”) (which has been paid in full as of the date of this report); (iv) U.S.$ 81,9 million Senior Notes Class No. 5 due 2028 (the “Senior Notes Class 5”); (v) Ps.17,189 million Senior Notes Class No. 6 due 2025 (the “Senior Notes Class 6”); and (vii) U.S.$ 179.9 million Senior Notes Class No. 7 due 2028, 2029 and 2030 (the “Senior Notes Class 7”) (collectively referred hereto as the “Senior Notes”). Under our Senior Notes, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the Senior Notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings. If we are not able to comply with certain payment obligations as a result of our financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding. In addition, all of our outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our Senior Notes, our ADSs and Class B common shares to decline.

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

We cannot assure you that the NYSE and/or the BYMA will not commence any suspension or delisting procedures in light of our financial situation, including if our shareholders’ equity becomes negative. A delisting or suspension of trading of our ADSs or Class B common shares by the NYSE and/or the BYMA, respectively, could adversely affect our results of operations and financial conditions and cause the market value of our Senior Notes, our ADSs and Class B common shares to decline.

Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs

The Argentine Government has adopted restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Conversion of dividends, distributions, or the proceeds from any sale of shares from Pesos into U.S. Dollars, as well as the transfer of those funds abroad is limited. See “Item 10. Additional Information—Exchange Controls”. Future restrictions on foreign exchange market access, other than those already imposed, may affect even more the conversion of dividends, distributions, or the proceeds from any sale of shares, as the case may be, from Pesos into U.S. Dollars and the remittance of such U.S. Dollars abroad. Also, certain of our indebtedness includes covenants limiting the payment of dividends. We cannot assure you that the Argentine Government will not take new measures or deepen those already established in the future. The depositary for the ADSs may hold the Pesos if it cannot otherwise convert for the account of the ADS holders who have not been paid. Any future adoption by the Argentine Government of constraints on the movement of capital out of Argentina may deepen the restrictions on the ability of our foreign shareholders and holders of ADSs to obtain the full value of their shares and ADSs, and may adversely affect the market value of our Class B common shares and ADSs.

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

If the Argentine Government nationalizes or expropriates 51% of our capital stock, as represented by the Class A shares, our results and financial condition could be adversely affected and this could cause the market value of our Senior Notes, our ADSs and Class B shares to decline.

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

History and Development of the Company

Edenor, is a company incorporated as a sociedad anónima (stock corporation) under the laws of Argentina which provides a public service consisting of electricity distribution in its concession area. Our principal executive offices are located at Avenida del Libertador 6363, 11° floor, City of Buenos Aires, C1428ARG, Argentina, and our general telephone number at this location is +54 11 4346 5000.

Edenor was incorporated on July 21, 1992, under the name Empresa Distribuidora Norte Sociedad Anónima, as part of the privatization of the Argentine state-owned electricity utility, Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA). The Company’s term of duration is 95 years. In anticipation of its privatization, SEGBA was divided into three electricity distribution companies, including our company, and four electricity generation companies, and on May 14, 1992, the Argentine Ministry of Economy and Public Works and Utilities approved the public sale of all of our company’s Class A common shares, representing 51% of the capital stock of our company. As of June 30, 2021, Edelcos became the controlling shareholder of Edenor, through the approval by ENRE of the acquisition of 100% of Edenor´s Class A shares.

Please see below our share equity composition as of December 31, 2024:

Shareholders	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos	462,292,111	-	-	51.0%	100%
Treasury shares	-	30,772,779	-	3.39%	6.95%
FGS ANSES	-	242,999,553	-	26.81%	54.91%
Floating	-	168,793,998	-	18.62%	38.14%
PPP	-	-	1,596,659	0.18%	100%
Total per class	462,292,111	442,566,330	1,596,659	100%
Total capital stock			906,455,100

On July 23, 2024, we incorporated a new entity called Edenor Tech S.A.U. in the form of a sole-shareholder company (sociedad anónima unipersonal), under the laws of República Argentina, with an equity of Ps. 100,000,000, represented by 100,000,000 shares each carrying one vote per share. The share capital was subscribed 100% by Edenor.

Edenor Tech S.A.U. will mainly focus on certain activities related to renewable or conventional energy generation, storage and critical minerals. The incorporation of Edenor Tech S.A.U. was registered with the Public Registry on September 10, 2024.

Business Overview

We believe we were the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of users and electricity sold (both in GWh and in Pesos) in 2023. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometres and a population of approximately 9 million people. As of December 31, 2024, Edenor increased its sales by 33.8%, serving approximately 3.3 million users.

The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2014	126,467	24,860	19.7%
2015	132,110	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,530	25,950	19.6%
2018	133,010	25,906	19.5%
2019	128,946	24,960	19.4%
2020	127,307	25,124	19.7%
2021	133,877	26,373	19.7%
2022	138,775	27,158	19.6%
2023	140,883	27,676	19.6%
2024	140,227	26,827	19.1%

Source: CAMMESA

(1)	Demand in the Mercado Eléctrico Mayorista
(2)	Calculated as electricity purchased by us and our wheeling system users.

Edenor Concession

Edenor’s concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests such extension at least 18 months before expiration. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each.

Six months before the end of each management period, the regulatory authority shall launch an international public bidding procedure in respect of the Class “A” shares representing 51% of the share capital of Edenor, currently held by Edelcos. If Edelcos matches the highest bidder its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The beforementioned price shall be delivered within the term of 30 days once the Grantor Control received it. The first management period commenced on September 1, 1992. On February 25, 2022, through Resolution 65, the ENRE established that the first management period will be considered concluded at the end of the renegotiation of a RTI.

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

There Omnibus Act includes the ability of the government to establish a New Energy Regulatory Framework by December 31, 2025, which would allow generators and other private companies to sell energy requested by users, promoting the sale of energy as a competitive business. However, it is not clear how it would affect the energy price payable by Edenor to the WEM.

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

Quality Standards

In the context of the Electricity Distribution Tariff Review Program ordered by the ENRE through Resolutions No. 270/2024 and 6/2025, under Decrees No. 55/2023 and 1023/2024, the ENRE approved the quality parameters to be applied starting March 1, 2025, through Resolution No. 3/2025. As a result, the quality for the upcoming tariff period will be measured at the following levels:

a)	Quality of Technical Product
b)	Quality of Technical Service
c)	Quality of Commercial Service

Quality Parameters

a)	Quality of Technical Product

It refers to the voltage level and disturbances.

a.1) Voltage Level: It is measured based on statistical campaigns (called selected points) or by customer complaints. The allowed percentage variations are:

•	HV supplies: -5.0% +5.0% +5.0%.
•	MV and LV supplies: -8.0% + 8.0% + 8.0%.

a.1.1) Selected Points: a statistical campaign carried out on a random sample of residential and general users. Any deviation from the standard will result in a penalty, with the results being expanded to the entire universe of users.

a.1.2) User complaints: In the event of user complaints, the voltage level shall be measured. If a deviation from the permissible levels is found, a penalty shall be applied according to the user’s tariff type.

a.2) Disturbances: Disturbances such as flicker, harmonics and voltage unbalance will be monitored. Any deviation from the allowed levels will result in a penalty.

In addition, micro-outages, voltage dips and transient overvoltage will be measured and used as parameters in a new tariff period.

b)	Quality of Technical Service

The frequency and the duration of interruptions per user will be monitored, with interruptions longer than 3 minutes being counted. A combination of global and individual indicators will be used to measure quality. Additionally, there will be also an extraordinary sanction for exceeding the limits of interrupted users.

b.1) Individual indicators: These will determine the application of penalties based on the deviations recorded for each individual user. The limits allowed are:

Type	Frecuency	Duration
HV Users	3 interrup./semester	2 hs/interruption
MV Users	4 interrup./semester	3 hs/interruption
LV Users small and medium demand	6 interrup./semester	10 hs/interruption
LV Users big demand	6 interrup./semester	6 hs/interruption

If these limits are exceeded, Edenor will calculate the corresponding penalty based on the energy not supplied and its cost. A CENS factor will be applied to this value, which will vary each semester and take into account the duration of the interruption.

b.2) Global Indicators: The actual SAIDI (System Average Interruption Duration Index) and SAIFI (System Average Interruption Frequency Index) indicators will be measured and compared against six-monthly objective indicators set by the relevant parties or communes. Based on this comparison, a factor will be calculated to adjust the individual penalty, either amplifying or reducing it.

b.3) Extraordinary Affectation of Service Provision: This sanction will apply if more than 60,000 users are out of service for 5 or more consecutive days (this limit will vary according to changes in the number of users).

c)	Quality of Commercial Service:

The following items will be measured based on individual indicators which will be amplified if overall limits for each indicator are breached: (i) connections; (ii) estimated billing; (iii) claims for billing errors; (iv) supply rehabilitation time for non-payment; (v) undue suspension of supply; (vi) complaints; (vii) billing periodicity; (viii) claims for repeated and prolonged service interruptions; (ix) claims for excessive private consumption; (x) power increases/decreases; (xi) quality of service in commercial offices; and (xii) call center indicators.

In addition to these three main quality areas, compliance with the obligation to operate the networks in conditions of public safety is also monitored, along with the collection and processing of information in each of the areas.

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

Fines and penalties that are not directly related to the services provided to our customers are payable to ENRE. These include fines imposed by ENRE for network installation that pose safety or security hazards in public spaces, such as streets and pavements. In addition, ENRE may impose fines for providing inconsistent technical information.

Fines paid to ENRE are deposited into an ENRE account at Banco Nación.

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2024	2023	2022
Accruals at beginning of year	136,933	156,194	170,776
ENRE Fines and Penalties	128,165	157,992	107,858
Quality of Technical Service	16,178	7,957	8,599
Quality of Technical Product	640	706	902
Quality of Commercial Service	34,153	21,058	12,729
Public Safety	8,881	5,662	5,378
Reporting Violations	19,335	6,058	5,025
Others	1,891	910	936
Agreement on the Regularization of obligations	47,087	115,641	74,289
Payments of the year	(89,944)	(13,159)	(18,018)
Quality of Technical Service	(6,602)	(4,176)	(4,048)
Quality of Technical Product	(544)	(573)	(868)
Quality of Commercial Service	(3,857)	(5,553)	(4,571)
Public Safety	(3,541)	(2,408)	(2,740)
Others	-	(449)	(1,628)
Agreement on the Regularization of obligations	(75,400)	-	(4,163)
Result from exposure to inflation for the year	(113,030)	(164,094)	(104,422)
Accruals at year-end	62,124	136,933	156,194

Fines and penalties imposed on us by the ENRE amounted to Ps. 128,165 million and Ps. 157,992 million as of December 31, 2024 and 2023 respectively.

As of December 31, 2024 total accrued fines and penalties amounted to Ps. 62,124 million, of which Ps.55,086 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.7,038 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Additionally, pursuant to Resolution No 3/2025, the ENRE set the applicable penalty determination and adjustment mechanisms in relation to the control procedures, the service quality assessment methodologies, and the penalty system applicable as from March 1, 2025 and will be in force until the end of the 2025-2029 tariff period. This resolution includes a change in the value of the fines imposed by changing the bases on which the monetary value thereof is calculated, changing from the monetary value of a kWh (currently at Pesos 117.041) to the monetary equivalent of the average VAD x 1.5. (currently at Pesos 67.254).

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

The ENRE replaced the Penalty System for Deviations from the investment plan as of January 1, 2025, by ENRE Resolution No 543/2024.

Regularization Agreement 2019

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

Notwithstanding the foregoing, in the legal action filed by the Argentine Government seeking to nullify the agreement, the Company requested the dismissal of the action for lack of prosecution. This request was granted on December 13, 2024, thereby keeping the agreement in full force and effect.

Under the second clause of the agreement entered into in May 2019, the Company committed to investing, within a five-year term from the signing date, an amount equivalent to the total penalties imposed for non-compliance with technical service quality standards and the ENRE’s information requirements. Upon fulfilling this commitment, the Company would be permitted to settle the related penalty liability.

As of December 31, 2024, the Company has completed the works plan outlined in the agreement and has accordingly settled the penalty liability for an amount of Ps. 75,400 million, impacting the Statement of Comprehensive Income by Ps. 23,201 million.

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

Periodic bidding for control of Edenor

Before the end of each management period under our concession, the regulatory authority shall launch an international public bidding procedure in respect of the Class “A” common shares representing 51% of the share capital of Edenor, currently held by Edelcos. If Edelcos matches the highest bid or its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The beforementioned price shall be delivered within the term of 30 days once the Grantor Control received it. As a result of the renegotiation of the Concession Agreement, within the framework of the Law No 25,561, the ENRE established that the first management period would be considered concluded after the renegotiation of a RTI.

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

Edenor Network

As of December 31, 2024, the system through which the Company supplies electricity comprises 83 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 20,179 MVA of installed power and 1,585 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system comprises 19,570 MV/LV transformers, which represents 9,930 MVA of installed power, 12,460kilometers of 33 and 13.2 kV medium-voltage lines, and 28,330kilometers of 380/220 V low-voltage lines.

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

Investments

Investments made in 2024 amounted to Ps.389,215 million in constant currency, which represents a 44,6% increase compared to 2023. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service, in particular to expand and renovate substation, and create new projects in line with our energy efficiency goals, to improve the quality of the service and reduce non-technical losses. Such investment projects include installation of remote control equipment in the medium-voltage network, connection of new electricity supplies, and installation of self-administered energy meters. All the investments were made prioritizing environmental protection and public safety under reliable conditions.

Transmission structure:

Our HV transmission network takes energy mainly from the Argentine Interconnected System through the Rodríguez and Ezeiza Substations, and the Puerto Nuevo, Nuevo Puerto, Costanera, Parque Pilar and Matheu III local thermal power plants; additionally, it exchanges energy with other companies at transmission, distribution and distributed generation levels.

With the aim of improving the quality of the service and meeting the growth in demand, in 2024, we made significant investments in the HV network, among which the following are worth mentioning:

•	Replacement of a 220/132 kV 300 MVA transformer with another 300 MVA transformer at Morón Substation as part of the project to renew 220/132 kV 300 MVA transformers at the end of their useful life;
•	Completion of replacement of 4.3 km of 220 kV oil-paper cable electroducts with 4.4 km of XLPE-type dry cable linking the Malaver Substation and the Malaver Interconnection Post;
•	Completion of two new 132 kV electroducts between Pantanosa and Aeroclub Substations;
•	Completion of works to upgrade the Merlo Substation to 2x80 MVA as part of the 132 kV underground electroduct project between the Zappalorto substation and the Merlo Substation;
•	Continuation of works for the extension of 132 kV busbars at Zappalorto Substation as part of the project to extend it to 3x300 MVA and the 132 kV underground electro-ducts project to Merlo substation and Paso del Rey substation;
•	Continuation of works for a 132 kV underground electro-duct between Zappalorto Substation and Merlo Substation:
•	Commencement of works on the extension of 220 kV busbars at Zappalorto Substation as part of the project to extend them to 3x300 MVA;
•	Commencement of works on the extension of 220 kV busbars at Rodríguez Substation as part of the project to extend it to 5x800 MVA and the project for two 220 kV underground electroducts to the Jose C. Paz Substation;
•	Commencement of works on the extension of the José C. Paz 220/132 kV 2x300 MVA Substation as part of the project to extend the Rodríguez Substation to 5x800 MVA and the project for two 220 kV underground electroducts to the Rodríguez Substation; and

•	Commencement of works on a 132 kV busbar system at Paso del Rey Substation as part of the 132 kV underground electroduct project between Zappalorto Substation and Paso del Rey Substation.

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

In 2024, some of the main works performed were:

•	Completion of the new Trujui 220/13.2 kV 2x80 MVA Substation.
•	Completion of the new Garín 132/13.2 kV 2x40 MVA Substation.
•	Completion of the extension of the San Alberto 132/13.2 kV 2x80 MVA Substation.
•	Continuation of work on the new Martínez 132/13.2 kV 2x80 MVA Substation.
•	Start of work on the new Moreno 132/13.2 kV 2x80 MVA Substation, and
•	Start of work on the dismantling of the Newbery 27/13.2 kV Substation.

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

In 2024, the following works were performed, among others:

•	62 new MV feeders were installed in new and existing substations, increasing the medium voltage network by 200 km.
•	366 new MV/LV transformer substations were installed and 450 were extended, increasing the installed power by 220 MVA.
•	233 new remote control points and 256 new tele supervision points were added to the medium voltage network, enabling replacement times to be reduced. At 31/12/2024, 3563 remote control points and 3181 remote supervision points were enabled, with more than 96% of the network covered.

Network improvement

The improvements made to the networks in 2024 comprised all voltage levels. The most significant improvements were:

•	In HV: Terminals were replaced in 132 kV interconnection posts, bushings in 220/132 kV and 132/13.2 kV transformers and 132/13.2 kV 40 MVA transformers. The plan to replace instrument transformers continued. Replacement of 132 kV and 220 kV disconnectors/switches and 132 and 220 kV transformer and line protection panels were carried out.

•	In MV: The replacement of 13.2 kV switchboards at the El Pino 13.2 kV Substation was completed, and work began on replacing the 13.2 kV switchboard at Merlo Substation. Additionally, substation circuit breakers were also renewed. A total of 35 kilometres of old-technology underground network was renewed, and MV/LV transformers along with transformer substation switching equipment were replaced.
•	In LV: underground and overhead network replacements were carried out.

Investments in information systems

Throughout 2024, we have continued to improve and develop our systems. The most significant improvements were:

•	Expansion of the use of artificial intelligence, incorporating both traditional AI (which solve problem using known data) and generative AI (which crates new content based on past examples.
•	Integrating new business data from both Nexus and Scada (electric network control and analysis systems), and Success Factors, (Edenor’s Human Capital management system), into the data lake.
•	The migration to a cloud-based infrastructure managed by SAP, a leading business process management software.
•	The updating of the C-Token App, a key tool enabling MIDE meter customers to securely manage electricity consumption and payment.
•	The implementation of a new Supplier Portal
•	The implementation of Oracle Exadata, an advance hardware and software platform designed to enhance our database the performance, availability and scalability.
•	The design, development and documentation of a Disaster Recovery Plan (DRP) safeguard operational continuity in the event of disasters, technical failures or interruptions in the contingency site located in the cloud

Distribution Technical Management

Among the main operation and maintenance-related activities carried out throughout the year, the following are worth mentioning:

Distribution

Special Maintenance plans: change and adjustments of line poles

▪	7,251 MV line poles, including 2,139 on the mainland. Of the changes made on the mainland, 64% were replaced by reinforced concrete columns.
▪	66,621 LV line poles

Pruning plan in MV network

▪	The procedure consisting of three inspections per year continued to be carried out with its related adjustments, comprising an intensive period between March and August and two subsequent corrective periods, which resulted in a reduction of faults caused by vegetation contact on power lines.
▪	The number of pruning contractors was increased, which allowed for better performance during the year.
▪	In the year, 200,000 trees were pruned or trimmed.

Inspections in distribution networks

▪	4,216 Km of MV networks.
▪	30,437 Km of LV networks.
▪	5,784 inspections of Transformer Centers.
▪	1,642thermographic inspections.
▪	Complete census of “Not Metered” equipment installations (Public lighting, traffic lights, cable television equipment, etc.) (2023-> 100%).

Leveraging MV planned installation procedures

When a facility is put out of service on a scheduled basis, a complete examination of pending adjustments is made so as to take advantage of the power cut to make them. Through this procedure, more than 3,483 tasks, which include 569 replacements of MV line poles, were carried out in the year.

Tasks performed by distribution mobile teams:

During 2024, more than 1,500,000 interventions were carried out, in activities such as outages, claims, installation of new supplies, inspections, manoeuvres for scheduled work, forced events, and splicing.

Diagnosis center

▪	Progress was made with the installation of AMI Meters for medically dependent on electricity users, with the number of meters installed in medically dependent on electricity active customers surpassing 7,820.
▪	Carrying out of 63 Projects and Works aimed at adapting internal facilities for the installation of alternative energy sources (AES) in vulnerable medically dependent on electricity users, totaling 109 Projects and Works in the last 40 months.
▪	Installation of 116 AES, reaching a total of 244 active AES as of 12/31/24.
▪	Installation of 1,086 power generator sets that had been requested by medically dependent on electricity customers due to planned or forced power cuts of our Network.

Remote control and remote supervision

In 2024, the remote control plan continued to be carried out and the substations’ remote control equipment was improved.

▪	143 new remote control operational points in the MV distribution network and 90 were relocated, achieving a total of 3,563 over the existing 1,728 MV feeders.
▪	Incorporation of 255 remote supervision points in the MV network, achieving a total of 3,167 points. Remote supervision of the physical quantities of 8 power generation groups, thus avoiding the presence of permanent staff to control their functioning.

▪	A system for the automatic replacement of customers affected by forced MV outages was developed, improving supply restoration times and reducing the possibility of errors, by minimizing operator intervention.
▪	491 2G communication systems in Remote Supervision Equipment were replaced with 3G/4G systems to inhace reliability.
▪	Inspection of protections in 83 Large Customers distributed in the MV network, adjusting those with inadequate calibration or those that did not work, thus reducing the possibility of internal failure without affecting adjacent customers.
▪	Thanks to the remote control implementation achieved in both substations and the MV distribution network, it was possible to normalize 69% of the customers affected by MV planned and forced power cuts in less than 15 minutes and 51% of them in less than three minutes
▪	Technology renewal of the remote control equipment in seven substations.

Transmission

▪	Compliance with the Preventive Maintenance Plan of HV facilities and substations in accordance with regulations.
▪	Compliance with the Critical Maintenance Plan of HV facilities and substations in accordance with regulations.
▪	Compliance with the Preventive Maintenance Plan of MV overhead lines.
▪	LLW (Live Line Working) capacity continued to be extended, developing procedures that make it possible to enhance the tasks to be carried out with light equipment.
▪	The LLW Insulation Testing Laboratory maintained the IRAM-ISO/IEC 17025 accreditation by the Argentine Accreditation Agency.
▪	Replacement of 50 HV metering transformers according to the improvement plan.
▪	Implementation of SF6 plant for periodic systematic monitoring of SF6 gas re-serving conditions.
▪	Implementation of improvements in TR 3 and TR 4 of 500 kV of Rodriguez Substation.
▪	Development of a control panel for monitoring the condition of HV arresters.

Management of Information Technology and Telecommunications

Throughout 2024, we remained committed to excellence and sustainable growth. Taking into consideration the profound changes demanded by Edenor, with regards to innovative models and advanced technologies to improve service quality and efficiency, progress was made in our transformation and development strategy.

In this context, digital capabilities were strengthened and progress was made towards the consolidation of a flexible and robust technology architecture to optimize the efficiency of the business’ processes.

Data intelligence and management

In line with our objective of becoming a data-driven company, we made progress in 2024 across the four pillars supporting our strategy:

Regarding Descriptive Analytics, we enhance traditional data solutions (such as tables, interactive dashboards and reports), by integrating information domains accessible to internal users. This self-service, approache empowers users with greater autonomy in data management.

In Advanced Analytics, we expanded the use of artificial intelligence, incorporating both traditional AI (which solve problem using known data) and generative AI (which crates new content based on past examples). This year, we began leveraging AIto predict potential connection failures in remote operation equipment and to analyze feedback from final customers on customer service satisfaction surveys.

For Data Engineering, our data architecture continued to envolve and mature. We made progress by integrating new business data from both Nexus and Scada (electric network control and analysis systems), and Success Factors, (Edenor’s Human Capital management system), into the data lake, a centralized repository aggregating data from multiple sources. This process is supported by a robust Data Government framework, ensuring that data remains accessible, accurate, consistent, secure, and effectively used throughout its lifecycle.

Technology solutions

In 2024, we advanced our digital transformation by migrating to a cloud-based infrastructure managed by SAP, a leading business process management software. This update equips us to tackle future challenges, while ensuring exceptional performance and efficient resource management.

The C-Token App, a key tool enabling MIDE meter customers to securely manage electricity consuptiom and payment, was technologically updated. This improvement includes a new infrastructure, with high availability servers and an optimized architecture for greater security and performance.

Furthermore, we made progress with the implementation of a new Supplier Portal. This tool not only optimizes current processes but also improves user experience. It is also a technology replacement that enhances security and improves the technical support of the plataform, ensuring its optimum performance.

We also implemented an integral solution called Technical Product Quality to manage meter reading data collection, processing and analysis, and generation of detailed reports. The implementation optimized the recording of information, eliminating redundances and strengthening the internal user’s confidence in the systems.

Finally, we developed a new application for Government Customers that facilitates compensation flows for municipal entities, transforming manual processes into automatized processes and bringing about an intuitive and user-friendly experience.

Infrastructure and operations

In 2024, we implemented Oracle Exadata, an advance hardware and software platform designed to enhance our database the performance, availability and scalability.

To further streamline communication boost productivity and support promoting operational continuity, collaboration and flexibility within the Company, we established three new videoconferencing rooms in Guzmán and Libertador buildings.

Furthermore, we initiated the design, development and documentation of a Disaster Recovery Plan (DRP) safeguard operational continuity in the event of disasters, technical failures or interruptions in the contingency site located in the cloud.

Regarding line with our sustainability commitments, we strengthened our partnership with tech companies such as Atos, which provides personalized customer support in the Service Center (CDS), Data Processing Center (CPDO) and Integral Monitoring Center (CIM) help desks. Atoshas achieved the Green Supplier category (service provider with low carbon emissions) for its digital workplace services.

AWS (Amazon Web Services) continues to provide us with reports on carbon footprint reduction due to our strategy of migrating workloads to its cloud. Furthermore, we were honored with the AWS’s Cultural Transformation Award in the energy sector, a recognition that highlights our commitment to collaboration and innovation approach in each technology project.

Cybersecurity

To counter evolving cyberthreats, we have implemented multiple measures to reinforce our cybersecurity framework.

Our efforts to improve the Zero Trust-based security posture for the management of cloud services continued. This security posture is based on the premise that organizations should trust nothing automatically, even when something comes from internal sources.

It is worth noting that we implemented a market leader Security Orchestration, Automation, and Response (SOAR) software that allows for the coordination, execution and automation of tasks to prevent and respond to cyberattacks.

A new Extended Detection and Response (XDR) tool that protects endpoints (laptops, PCs and servers) against cyberattacks, malware and viruses was implemented. This solution is amongst the best on the market (Gartner).

New security standards, based on the Center for Internet Security (CIS) Control’s best cybersecurity practices, continued to be developed for and implemented in the servers’ operating systems, communication equipment (switches and routers), databases, application servers and deploy tools.

The Operational Technology (OT) network security was strengthened by defining new and more secure architectures for Smart Meters connectivity, increasing network security and segregation.

Furthermore, protection equipment began to be migrated to the new architecture defined in the OT network.

The programs to raise staff awareness of cybersecurity and information safeguarding continued to be implemented, through phishing drills, newsletters and interactive modules.

Working activities were strengthened with the solution for the administration of the Firewalls, both in IT and in OT, improving the management of rules and their optimization. The Firewall is a network security component that works as a barrier between the network and possible external threats, which allows us to improve compliance requirements and reduce exposure risk.

The Vulnerability Management process, which allows us to detect, assess and mitigate security vulnerabilities in the systems and the software that runs on them, continued to be developed and improved (broadening its scope).

The cybersecurity insurance policy, which covers the Company against the residual risks and costs associated with potential cybersecurity incidents, was renewed.

The Disaster Recovery Plan (DRP) was updated, incorporating a new regulatory framework, procedures and technical disaster recovery guidelines. A risk matrix was generated to assess those scenarios in which 5 types of disasters were detected. Additionally, the DRP was tested by means of a discussion-based simulated disaster scenario (tabletop exercise), as well as an active directory downtime scenario, with such scenario taking place in a controlled environment, obtaining satisfactory recovery results.

Finally, by the end of 2024, an information classification project was launched to protect digital assets in the best way possible according to their level of sensitivity.

See “Item 16 K. Cybersecurity”

Telecommunications

In 2024, 18 teleprotection devices were installed in the electricity network, improving fault detection and isolation. These devices were deployed across 8 network links, allowing us to prioritize network traffic more efficiently.

Regarding Substations, we completed the connectivity of 116 meters migrated to the new dominant standard technology for wired networks due to its simplicity, reliability and capacity to evolve. In addition, we expanded the operational fleet communication system network, optimizing coverage for Region 2.

We replaced inverters in 20 substations to unify the secure power supply with the electrical network elements, providing greater reliability in the equipment.

We also migrated to the most advanced WiFi 6 standard in the Libertador Building and Substations to meet modern connectivity needs, offering more speed, capacity and efficiency.

We continued to modernize electronic security in Buildings and Substations with integrated access control, intrusion detection and video surveillance services, lighting the perimeters of Rodríguez and Matheu Substations, which increases the security of the facilities.

We also made significant progress in the Guzman Building, where obsolete cabling was dismantled in key areas, including workstations, video surveillance systems, fire protection systems (APS) and telecommunications rooms. These actions are part of a strategic effort to optimize facilities, modernize infrastructure and ensure a more efficient and orderly workspace.

The Contact Centre platform used for end-customer interaction was also upgraded to the latest version, keeping it up to date in terms of IT security and the necessary technical assistance, and using the best maintenance practices. This will facilitate integration with other software solutions, analysis platforms, artificial intelligence and the possibility of migrating to the cloud.

Finally, an online monitoring tool was implemented for fiber optics, which monitors the backbone links, which are essential for transporting large volumes of data in the network. This tool can detect faults or outages with an accuracy of up to 1 metre. In addition, backbone radio links were replaced, increasing bandwidth and configuring them as a back-up for the fiber optic network.

Users

The following graph shows the evolution of our user base over the last four years:

As of December 31, 2024, Edenor served 3,340,839 users. We define a “user” as one meter.

Edenor Tariff Categories

Edenor classifies its users pursuant to the following tariff categories:

•	Residential (T1-R1 to T1-R6): residential users whose peak capacity demand is less than 10kW. In 2024, this category accounted for approximately 46% of our electricity sales and decreased by 3.5% in terms of energy sales value (Gwh) compared to 2023.
•	Small commercial (T1-G1 to T1-G3): commercial users whose peak capacity demand is less than 10kW. In 2024, this category accounted for approximately8% of our electricity sales and decreased by 4.9% in terms of energy sales value (Gwh) compared to 2023.
•	Medium commercial (T2): commercial users whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2024, this category accounted for approximately 7% of our electricity sales and decreased by 2.4% in terms of energy sales value (Gwh) compared to 2023.
•	Industrial (T3): industrial users whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand users according to the voltage at which each user is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2024, this category accounted for approximately 15% of our electricity sales. This category does not include users who purchase their electricity directly through the WEM under the wheeling system and decreased by 4.8% in terms of energy sales value (Gwh) compared to 2023.
•	Wheeling System: large users who purchase their electricity directly from generation or broker companies through the WEM. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2024, the total number of such large users was 808, and this category represented approximately 17% of our electricity sales and decreased by 3.2% in terms of energy sales value (Gwh) compared to 2023.

•	Others: public lighting (T1-PL) and shantytown users whose peak capacity demand is less than 10kW. In 2024 this category accounted for approximately 7% of our electricity sales and increased by 0.4% in terms of energy sales value (Gwh) compared to 2023. See “Item 4. Information on the Company—Business Overview—Framework Agreement (Shantytowns)”.

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

On May 28, 2024, through Decree No. 465/2024, the Executive Branch determined the restructuring of energy subsidy regimes under federal jurisdiction to facilitate a gradual, orderly and predictable transition towards a scheme that allows: (i) transferring to users the real costs of energy; (ii) promoting energy efficiency; and (iii) ensuring vulnerable residential users access to the essential consumption of electricity.

The Executive Brach also established a Transition Period towards Targeted Energy Subsidies from June 1, 2024 to May 31, 2025. On June 5, 2024 the Secretary of Energy removed certain limits previously imposed on the bill and replaced the consumption ceilings established by Decree No. 332/2022.

Furthermore, on July 5, 2024 the ENRE informed the Company of the new regime for the Social Electricity Tariff in the Province of Buenos Aires under Decree No. 940/2024 of the Government of the Province of Buenos Aires and the Resolution of the Ministry of Infrastructure and Public Services No. 771/2024. The new regime expanded the beneficiary universe, reduced the subsidy, and introduced a new payment methodology where subsidized amounts are directly transferred to distributors.

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

To those customers that require a MIDE, we have delivered 16,765 in 2024, totalizing 244,510.

In 2024, approximately 18.7 million readings of electricity meters were conducted. The indicators showed that, despite the difficulties affecting the process, only 0.13% of such readings were estimated.

The remotely-managed customer base is around 15,496 users, representing approximately a third of the energy billed (in GWh).

•	As for technology innovation in the management of readings, in 2024 Consumption validation models were implemented, improving the quality of the process, and detecting and correcting deviations at the first operational contact.
•	The photographic reservoir was implemented, which includes those that are generated during the field reading process.
•	Regarding the certification process, SAP HES (service entry sheets)–Contractors was implemented for all reading companies, which make efficient use of the resource and make control points more effective.

In 2024, more than 37.01 million bills were managed and distributed, with a high level of quality, in accordance with customer perception, as to both their timely receipt and billing quality. This results from the implementation of a control process focused on specific exception rules, which in turn allow for a thorough review and, eventually, the early correction of any deviation detected in billing (the rate for the year was of 5 out of 100,000 documents), thereby ensuring that almost 100% of the documents are timely and correctly calculated and issued.

In line with our sustainability plan, we continued the campaign to invite our customers to sign up for the digital bill, which resulted in more than 961 thousand subscribed customers, who receive their bills by e-mail on a monthly basis.

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

Social Tariff:

The social tariff was introduced to ensure individuals in more vulnerable situations pay a lower price for public services, including electricity.

Since January 1, 2019, each jurisdiction (Governments of the Autonomous City of Buenos Aires and Province of Buenos Aires) had defined the differential electricity rate based on the socioeconomic conditions of residential users.

In the Autonomous City of Buenos Aires, the social tariff applies to the same subcategories of residential rates, for which there was no variable charge for the first 150 KWh of monthly consumption and the second 150 KWh are billed at 50% of its value. In addition, the total invoice after discounts cannot exceed the average invoice for each rate tranche. In the Province of Buenos Aires, a fixed amount of subsidies is applied based on user income and consumption category.

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

The Province of Buenos Aires and the City of Buenos Aires assumed the social tariffs discounts and the ceilings (scheme of maximum percentages that the beneficiary would pay, with respect to what residential users of the same consumption before taxes pay), and the bonuses for certain neighbourhoods. The Province of Buenos Aires recently amended such social tariff regime through Decree No. 940/2024. This amendment (i) reduces the subsidy granted to users; (ii) increases the universe of beneficiaries; and (iii) modifies the payment mechanism by making transfers directly to the Company instead of CAMMESA.

The amounts paid by the Province of Buenos Aires and the City of Buenos Aires in 2024 amounts to Ps.14,701.6 million and Ps.1,792.2 million, respectively.

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

Public Lighting (AP):

Public lighting users are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of our users per tariff category as of December 31, for the years 2024, 2023, and 2022, respectively:

	As of December 31,
	2024	2023	2022
T1R	2,972,311	2,919,537	2,885,678
T1G	327,724	339,605	339,567
T2	31,854	31,301	30,813
T3	7,283	7,265	7,076
Wheeling system	808	724	688
Other*	859	846	1,007
Total	3,340,839	3,299,278	3,264,829

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

Our past due receivables increased to Ps.44,342 million as of December 31, 2024 from Ps.23,468.4 million (adjusted for inflation) as of December 31, 2023. Past due receivables were measured as an equivalent of billing days and according to this measure. This measure decreased by 0.34 days, as a result of the different actions performed within the delinquent payment process.

Throughout 2024, 139,525 service suspension, verification, and cutoff actions were carried out and 65,589 clients were rehabilitated, improving the efficiency of management activities compared to 2023.

In addition to the carrying out of delinquent payment-related electric actions, 700,000collection procedures were performed with collection agencies, and, through them, constant communication was maintained with delinquent customers through the different stabilized channels.

The collection campaigns addressed to customers with early delinquent payments were reinforced by means of emails, SMS and IVR calls, reaching a total of 6 million management activities with in-company tools.

Taking into account the economic and social context, we offered our customers more flexible methods of payment and extended debt financing possibilities.

The following graph shows Edenor’s delinquent balances as of December 31, of each year:

Millon of Ps.
130000
110000
90000
70000
50000
30000
10000
127,102.4
67,270.8
23,468.4
44,342.0
2021
2022
2023
2024

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

We aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2024, 16,765 MIDEs were installed. As of December 31, 2024, 244,510 meters were enabled. MIDE installation aims at increasing electricity access by regularizing the situation of clandestine consumers, inactive customers and chronic delinquent customers, in order to allow for the safe and efficient use of the network. At the same time, through the installation of the new network type of MULCON, the invulnerability of MIDE meters, and further development of analytical and artificial intelligence tools, make it possible to improve effectiveness of inspections and thereby reduce energy theft. The volume of GWh sold in the MIDE customers segment amounted to 662.05 GWh, which represents a decrease of 10% (-74GWh compared to 2023).

In 2024, a total of 407,000 electricity recovery actions were performed. These actions include those carried out in the form of control operations, which seek to identify a high concentration of potential customers with fraud and delinquent customers, in order to make the mobile teams’ work more efficiently with the aim of regularizing the largest number of cases.

In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. In the third region of Greater Buenos Aires, energy theft represents the main factor in the increase in total losses.

Progress made within the remote management plan, made it possible to achieve the following:

•	Tariff 2 (medium-demand) customers: 5,545 remotely-managed meterings (that represent 18% of the energy sold in this segment)
•	Tariff 3 (large-demand) customers:6,568 remotely-managed meterings (that represent 87% of the energy sold in this segment)

The following table illustrates our estimates of the approximate disruption between technical and non-technical energy losses experienced in our concession area for the periods indicated:

	Year ended December 31,
	2024	2023	2022
Technical losses	8.6%	9.0%	9.3%
Non technical losses	6.6%	5.8%	6.6%
Total losses	15.2%	14.9%	15.9%

Framework Agreement (Shantytowns)

On January 10, 1994, the Company, Edesur, Edelap, the Argentine Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and shantytowns (the “Framework Agreement”).

In accordance with the terms of our concession and given the nature of public service that the law grants for the distribution of electricity, the Company is required to supply electricity to all users within the concession area, including low-income areas and shantytowns located within our concession area. In October 2003, the Company had the right to receive compensation for the services provided to shantytowns from funds collected from residents of each relevant shantytown, the Municipality in which it is located and, if there is a shortfall, by a special fund supported by the Argentine Government and the Government of the Province of Buenos Aires. The Argentine Government and the Province of Buenos Aires contributed an amount equal to 57,53% and 42,47% of such compensation, respectively.

On August 15, 2024, the outstanding portion corresponding to the Province of Buenos Aires for consumption in 2023 was effectively cancelled, according to the settlement made by CAMMESA.

As of the date of this annual report, the amounts pending credit and/or offset against debts with CAMMESA for 2023 consumption amounted to Ps. 352 million which correspond to the Argentine Government.

With respect to consumption generated in 2024, the following amount have been reported to the ENRE for validation: Ps. 7,708 million against the Argentine Government and Ps. 5,191 million against the Province of Buenos Aires

Furthemore, the Company has requested the SE and the Ministry of Infrastructure of the Province of Buenos Aires, to initiate the administrative procedures requires to formalize the current Framework Agreement for the period 2024-2025.

Insurance

As of December 31, 2024, the Company was insured for partial and total property loss and damage, including those due to floods, fires and acts of nature, up to approximately U.S.$2,350 million, with the following deductibles:

▪	transformers, between U.S.$ 175,000 and U.S.$ 850,000 (depending on their power level);
▪	equipment of sub-stations (not including transformers), U.S.$ 75,000;
▪	commercial offices, U.S.$ 1,500 for each office;
▪	deposits and other properties, U.S.$ 25,000; and
▪	terrorism risk, U.S.$ 50,000 being the maximum insured amount of U.S.$ 7,000,000.

We are also insured against theft of safe-deposit boxes, and cash/valuables in commercial offices and cash/valuables-in-transit for a maximum amount of U.S.$ 250,000 and U.S.$ 5,000, respectively, with a deductible of U.S.$ 250.

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

Following a bidding process, the Company has hired a cybersecurity insurance policy for a maximum amount of U.S.$ 10,000,000 with a deductible of U.S.$ 500,000.

The coverage applies to the following risks arising from a cybersecurity incident:

▪	Remediation of cyber attacks and incidents;

▪  Loss of digital assets;

▪  Cyber extortion;

▪  Business interruption and contingent business interruption;

▪  Responsibility for data privacy and security; and

▪  Defense, awards and fines in a regulatory process

The physical damage to property or equipment caused by cybersecurity incidents will be covered by the Property Damage Program.

Environmental Management

We have made environmental responsibility a core management value, embedding it within the Company's Strategic Vision and reinforcing it by adhering to the United Nations Global Compact and its 10 principles. Since 1994, the Company has implemented an Environmental Management System, preserving the environment, and mitigating or minimizing potential impacts.

This system established a methodical approach that enhances credibility, reliability and transparency. It enables the Company to identify and address potential environmental impacts in a comprehensive manner. As electricity service concessionaire, we play a fundamental role in environmental stewardship. Since our beginnings, we have supported initiatives that promote values such as the rational use of energy, a preventive approach to environmental impacts, the research and development of new technologies, and continuous and documented environmental monitoring of all processes.

To advance these objectives, we disseminate alternatives to efficiently manage electricity consumption and care for the environment through digital platforms and community outreach programs. Employees are also encouraged to integrate environmental awareness into their daily activities, ensuring that best practices for minimizing negative impacts are consistently applied. The identification of environmental aspects is reviewed annually, ensuring a continuous update to potential impacts associated with facilities, equipment and operations. This process serves as the foundation for defining annual environmental management objectives and drives ongoing improvement efforts.

Additionally, we maintain an Integrated Annual Management Plan, which consolidates initiatives related to training, thematic controls and targeted environmental and pollution control actions. This comprehensive approach ensures compliance with users expectations while minimizing environmental impact and maintain the highest possible standards for worker health and safety.

Our Integrated System is built upon the following internationally recognized standards:

- ISO 9001:2015: Quality Management Systems

- ISO 14001:2015: Environmental Management Systems

- ISO 45001:2018: Occupational Health and Safety Management Systems

Since 1999, hawse have certified our Environmental Management System through the Argentine Standards Institute, which is in accordance with the requirements of the standards established by the International Organization for Standardization (“ISO”).

Edenor has been certified ISO 14001:2015 since 1999. In 2023, the Company was granted the Environmental Clearance Certificate by the Province of Buenos Aires for the following projects:

-	Linking pipeline: Aeroclub substation – Pantanosa substation;
-	Linking pipeline: Interconexion point Malaver – Malaver substation;
-	Linking pipeline: Tesei substation – Castelar substation;
-	Linking pipeline: General Rodríguez substation – José C. Paz substation;
-	Transclor delivery station and linking busway; and
-	Substattion expansion Zappalorto.

Additionally, in line with our commitment to enhancing our customers’ quality of life, Special Authorization Certificates were obtained for each of our warehouses, ensuring proper management in the handling and final disposal of hazardous waste.

In 2024, comprehensive noise level and electromagnetic field measurements were conducted in 12 substations; also, electromagnetic field measurements were also taken in 12 high-voltage lines/cables and 58 transformer centers. The results confirmed full compliance with regulatory limits applicable to these facilities.

Furthermore, electromagnetic field measurements were carried out as part of the process to obtain administrative easements for the Company’s transformer centers. Each measurement met the established regulatory requirements. Compliance was verified not only with SE regulations but also by assessing the current and potential future use of adjacent premises to ensure that electromagnetic emissions from electrical equipment would not have any adverse impact.

Community actions

In 2024, we continued to advance the programs we have implemented over the years, which include:

▪	Electricity access and smart consumption, focused on promoting access to affordable, reliable, sustainable and modern energy;
▪	Quality education, which promotes equal opportunities for young people and their employability by professionalizing practices and workshops on first employment, in addition to scholarships and tutoring in technical schools and universities;
▪	Gender Equality;

▪	Responsible Production and Consumption; and
▪	Alliances to achieve the goals set.

Sustainable energy

Investments were directed toward projects aimed at expanding access to both the electricity grid and the smart and efficient consumption programs for the community, with a particular focus on low-income sectors, including users eligible for the social electricity tariff. Notable examples include:

▪	Infrastructure development for MIDE: installation and expansion of smart meter(MIDE) infrastructure, enabling both new and existing users to register as MIDE users. We implemented the MIDE as another possibility for social inclusion. Through the MIDE, people have a new way of consuming, saving and paying for electricity. It has no installation cost and is safe and easy to use.
▪	Network adaptations for vulnerable communities: in cases MIDE implementation is not feasible due to the layout of a neighborhood, shantytown or community, adjustments to the electric network and the infrastructure are made to facilitate the installation of meters at the entrance of vulnerable areas. This ensures access to safe, reliable and affordable selectricity service.

Social Initiatives

With regard to education, the Company continued to strengthen its commitment through the following initiatives:

▪	Scholarship and mentoring programs at technical school and universities;
▪	Engagement with educational institutions, strengthening relationships between authorities, administrators, teachers and students;
▪	“Women with energy” program, with focus on promoting diversity, gender inclusion and employment opportunities, for the inclusion of women in technical fields related to the organization.
▪	Edenorchicos: a dedicated educational space for children, offering interactive and engaging content on electricity, safe and efficient energy use, and environmental awareness. In addition, the platform includes a glossary with special terms to refer to electrical phenomena, games, coloring activities, and environmental topics. In 2024, 43,091 students from 273 schools within our concession area participated in the activities offered by the program: www.edenorchicos.com.

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

Sustainability

In 2024, the Company continued with the goal of being a modern company, with an emphasis on technology, innovation, and user service quality, as well as portray the Company as a model public utility company, with a focus on two pillars: efficiency and proximity.

Key sustainability issues

As signatories to the United Nations Global Compact for 9 years, our sustainable management guides our organizational performance in addressing the Company’s triple impact: economic, social and environmental, which include 15 key sustainability issues that comprise Edenor’s 2024 materiality matrix:

-	Corporate Governance;
-	Profitability and economic performance;
-	Corporate Governance and Business Ethics;
-	Services, Quality and Investment;
-	Communication and multistakeholder dialogue;
-	Social Management;
-	Employability and Leadership;
-	Career Plan, Education and Training;
-	Diversity, Equity and Inclusion and Human Rights;
-	Occupational health and safety;
-	Sustainable Communities and Energy;
-	Electricity access;

Environmental Management;

-	Operational Efficiency;
-	Energy Efficiency and Climate Change;
-	Waste Management and Responsible Use Of Resources; and
-	Environmental Management.

Sustainability report

The Company issued the tenth Sustainability Report, for 2024, both in Spanish and English, which was subject to the external review of Price Waterhouse Co. (PwC Argentina) and approved by the board of directors on March7, 2025. It can be found on Edenor’s website. The report has been prepared based on the Company commitment to both sustainable development and transparency in management, following the international guidelines of the Global Reporting Initiative (GRI) and the standards of the Sustainability Accounting Standards Board (SASB), supplementing it with progress made toward meeting the 10 Principles of the United Nations Global Compact and the Sustainable Development Goals (SDG) to whose concepts and fundamentals Edenor adheres.

Industrial safety

With regard to the occupational health and safety management programs, in the month of September 2024 we unanimously satisfactorily passed the ISO 45001:2018 standard external recertification audit conducted by the IRAM, reaffirming the Company’s commitment to Occupational Risk Prevention.

The data on occupational accidents has remained the same over the last 5 years, with 2024 showing a slight increase in frequency (number of incidents) compare to 2023, However, there has been a continuous reduction in the severity (measure in days off work) of the incidents, highlighting the Company's commitment to reduce the most serious risks to which electricians are exposed.

Public safety

In 2024, the annual audit conducted by the IRAM on the Public Safety System was successfully completed, thus maintaining the related certification.

With regard to third-party accidents, 24 % of them occurred in third-party facilities, such as inside houses or street lighting columns. In accordance with the Regulatory Authority’s requirements, the accidents occurred in these facilities, even though they are not under the responsibility of Edenor, must be recorded and reported.

According to the analysis of the accidents recorded in 2024, 53% of them were the result of vandalism and third-party negligence.

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

In 1991, the Argentine Government undertook an extensive privatization program of all major state-owned industries, including within the electricity generation, transmission and distribution sectors. In January 1992, the Argentine Congress adopted Law No. 24,065 (the “Regulatory Framework Law”), which established guidelines for the restructuring and privatization of the electricity sector. The Regulatory Framework Law, which continues to provide the framework for regulation of the electricity sector since the privatization of this sector, divided generation, transmission and distribution of electricity into separate businesses and subjected each to appropriate regulation.

The ultimate objective of the privatization process was to achieve a reduction in tariffs paid by users and improve quality of service through competition. The privatization process commenced in February 1992 with the sale of several large thermal generation facilities formerly operated by SEGBA, and continued with the sale of transmission and distribution facilities (including those currently operated by our company) and additional thermoelectric and hydroelectric generation facilities. The Company was incorporated on 21 July 1992 as Empresa Distribuidora Norte Sociedad Anónima, as part of the privatisation of SEGBA, the former state-owned electricity company, for a term of 95 years.

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

On December 22, 2015, through Decree No 231/15, the WEM was created with the objective of elaborating, proposing and executing the national energy policy. On March 5, 2018, through Decree No 174/18, the structure of the Ministry of Energy and Mining (“ME&M”) was modified, amongst other offices of the Argentine Government. The former structure of the ME&M comprised four secretaries and fourteen undersecretaries, whilst the new structure was reduced to three secretaries and ten undersecretaries. However, on September 6, 2018, through Decree No. 801/18, the Argentine Government strategically reorganized the ministries, dissolving the ME&M and transforming it into the SE, which remains within the orbit of control of the Ministry of Finance. On December 19, 2019, the Argentine Executive Power issued Decree No. 50/19 by means of which it approved the new organizational chart of the national government. On October 2020, the Executive Branch issued Decree No. 804/20, modifying the organizational chart of the national government. According to this Decree, the SE, which is in charge of elaborating, proposing and executing the national energy policy, is currently part of the Ministry of Economy.

Furthermore, on December 16, 2023, the Federal Government, through Executive Order No. 55/2023, declared the emergency of the National Energy Sector -including the electricity distribution segment- until December 31, 2024, and provided for the intervention of the ENRE from January 1, 2024 until the appointment of the members of the Board of Directors of ENRE.

Through Executive Order No. 1023/2024, the emergency of the energy sector with respect to the generation, transport and distribution segments of electricity under federal jurisdiction was extended until July 9, 2025, and the intervention of the ENRE was prolonged until the establishment and appointment of the Board of Directors of the National Gas and Electricity Regulatory Entity.

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

The operating deficit of the WEM’s power and energy compensation funds and accounts has been financed by the Argentine Government through non-refundable contributions from the Unified Fund managed by the SE to the Sustainability Fund managed by CAMMESA, until December 2024. During 2024, this deficit was significantly reduced with subsidies decreasing from 32% coverage of wholesale cost in December 2023 to 90% coverage of wholesale cost in December 2024. All of the above has been happening within the framework of the emergency in the National Electricity Sector, established by Decree No. 55/2023 dated 16 December 16, 2023, regarding the segments of generation, transmission and distribution of electricity under federal jurisdiction and the transmission and distribution of natural gas. The Executive Branch has instructed to SE to prepare, put into effect and implement a program of necessary and indispensable actions in relation to the segments included in the aforementioned emergency, in order to establish price sanction mechanisms under competitive and free access conditions, maintain income levels in real terms and cover investment needs, so as to guarantee the continuous provision of public electricity and natural gas transmission and distribution services under appropriate technical and economic conditions for providers and users of all categories. We cannot assure whether the implementation of the program would regularize the WEM.

The following chart shows the relationships among the various actors in the WEM:

Moreover, through Resolution No. 21/2025, the SE established the “Guidelines for the Normalization of the WEM and its Progressive Adaptation”, allowing owners of generation, self-generation, or cogeneration projects using conventional thermal, hydroelectric, or nuclear energy sources -commercially authorized as of January 2025- to enter into supply contracts in the term market with demanding agents, distributors, or large users of the WEM.

WEM Participants

The main participants in the WEM are generation, transmission and distribution companies. Large users and traders also participate in the WEM, to a lesser extent.

Generators

According to a recent report issued by CAMMESA, as of December 31, 2024, Argentina’s installed power capacity was 43,351 MW, 51% of which derived from thermal generation, 23% from hydraulic generation,16% to renewable energy, 7% from nuclear generation. and 3% comes from imports Private generators participate in CAMMESA through the Asociación de Generadores de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Generators, or AGEERA), which is entitled to appoint two acting and two alternate directors of CAMMESA.

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

In 2017, by means of Resolution No. 281-E/17, the former Ministry of Energy and Mining laid down the Regulations for the Renewable Energy Term Market, which establish the commercialization and administration charges payable by Large Users who opt for the joint purchase of renewable energy managed by CAMMESA. The Large Users who choose to meet their renewable energy consumption quota directly through a generator, are allowed to enter into a supply contract without having to incur the expenses of the joint purchases system. On January 29, 2025 CAMMESA has communicated to ADEERA the SE's proposal on a process of standardisation of the WEM, which includes, among other issues, proposals to modify the energy contracting. As of the date hereof, this has not been standardised.

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

The following resolutions were issued by the SE and the ENRE in 2024, in connection with the seasonal reference prices:

Resolution	Date	What it approves	Effective as from
ENRE No. 198/2024	March 26, 2024	Electricity Rate schedules (1)	April, 1 2024
SE No. 92/2024	June 4, 2024	Seasonal reference prices (2)	May, 1 2024
ENRE No. 335/2024	June 6, 2024	Electricity Rate schedules	June, 1 2024
SE No. 192/2024	August 1, 2024	Seasonal reference prices	August, 1 2024
ENRE No. 520/2024	August 2, 2024	Electricity Rate schedules (3)	August, 1 2024
SE No. 234/2024	August 29, 2024	Seasonal reference prices	September, 1 2024
ENRE No. 588/2024	August 30, 2024	Electricity Rate schedules (3)	September, 1 2024
SE No. 283/2024	September 27, 2024	Seasonal reference prices	October, 1 2024
ENRE No. 697/2024	September 30, 2024	Electricity Rate schedules (3)	October, 1 2024
SCEYM No 19/2024	October 31, 2024	Seasonal reference prices (4)	November, 1 2024
ENRE No. 905/2024	November 1, 2024	Electricity Rate schedules (3)	November, 1 2024
ENRE No. 1007/2024	November 29, 2024	Electricity Rate schedules (3)	December, 1 2024
ENRE No. 1061/2024	December 27, 2024	Electricity Rate schedules (3)	January, 1 2025
SE No. 24/2025	January 29, 2025	Modifies T1R N2 and N3 Tariff Subsidies	February, 1 2025
SE No. 26/2025	January 30, 2025	Seasonal Reference Prices	February, 1 2025
ENRE No.119/2025	February 3, 2025	Electricity Rate schedules (3)	February, 1 2025
SE No. 36/2025	February 5, 2025	Modifies T1R N2 and N3 Tariff Subsidies	February, 1 2025
ENRE No. 133/2025	February 6, 2025	Electricity Rate schedules	February, 1 2025
SE No. 110/2025	February 28, 2025	Seasonal Reference Prices (5)	March,1 2025
ENRE No. 160/2025	March 6, 2025	Electricity Rate schedules	March, 1 2025

(1)	It approves the amendment to the structure of Tariff T1-R, opening R3 and R4 categories and adding two additional consumption segments referred to as R5 and R6.
(2)	It approves the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2024-October 31, 2024 period.
(3)	CPD increase of 3%, 3%, 2.7%, 6%, 5%, 4% and 4%, respectively.
(4)	It approves the Summer Seasonal Programming for the WEM submitted by CAMMESA, relating to the November 1, 2024-April 30, 2025 period.
(5)	It approves for the demand for electric energy declared by the WEM Distribution Agents, the application of the Power Reference Prices (POTREF) and the Stabilized Energy Price (PEE) relating to the March 1, 2025 – April 30, 2025 period.

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

When the stabilisation fund was unable to compensate for the differences between the spot price and the seasonal price, the Government covered such deficiencies with non-refundable contributions from the Unified Fund administered by the SE. As of December 31, 2024, the stabilization fund balance was approximately Ps.2,769billion, resulting from the stabilization fund plus the over expenses of dispatch net of the Argentine treasury contributions.

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

As from March 2013, pursuant to the SE Resolution No. 95/13, all large users are required to purchase their backup energy from CAMMESA at any relevant contractual maturity date. However, Section 1 of SE Resolution No. 21/2025 introduces an exemption, enabling owners of generation, self-generation, or cogeneration projects from conventional thermal, hydroelectric or nuclear energy sources, commercially authorized as of January 2025, to enter into supply contracts in the Term Market with Demanding Agents, Distributors, or Large Users of the WEM. This could significantly impact the costs associated with energy purchases.

According to Law No. 27,191, users whose average demand in the previous year of each transaction, is less than or equal to 300 kW, must meet the applicable percentages of renewable energy participation imposed by such law through either of the following two mechanisms: joint purchases or supply contracts.

During 2017, pursuant to Resolution No 281-E/17 (amended by Disposition 1-E/18 issued by the Susbsecretaría de Energías Renovables) the ME&M created the Term Market Regime for Electric Power from Renewable Sources, which established the percentages of renewable energy that large users are obliged to consume within their demand of energy. The resolution also determined the commercialization and administration charges for large users that opt for the joint purchase of renewable energy that CAMMESA commercializes. Additionally, large users can agree to supply contracts directly with the generators, without incurring charges for joint purchases. On January 29, 2025, CAMMESA has communicated to ADEERA the SE’s proposal for the standardisation of the WEM, which includes, among other issues, proposals to modify energy contracting. As of the date of this annual report, this standardization has not yet been implemented.

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

On January 28, 2025, through Resolution No. 21/2025, the SE repealed the Plus Energy system, originally established by SE Resolution No. 1.281/2006, effective from February 1, 2025. The incorporation of new contracts or the renewal of contracts in the WEM Term Market under the “Plus Energy” modality will be allowed until of October 31, 2025. Existing contracts under the Plus Energy modality will continue to be traded under the same conditions until their termination.

Distributed Generation

The Distributed Generation Regime, established by Law No. 27.424, provides the regulatory framework for users of the distribution grid to generate electricity from renewable sources for their own consumption, with the option to injection surpluses back into the grid.

A user-generator is defined as a user of the public distribution service who possesses renewable energy generation equipment and meets the technical requirements for injecting excess self-consumed energy into the grid, as stipulated by current legislation. This regime excludes large users or self-generators in the wholesale electricity market.

According to their composition, user generators are categorized as follows:

i.	Individual Generator Users: refers to a single user with distributed generation equipment from renewable sources that generates energy for self-consumption and injects any surplus into the distribution grid.
ii.	Community Generator Users: refers to a group of two or more public service users with different supply points, served by the same distributor, who previously declare to the distributor the joint management of a distributed generation equipment of renewable energy that may or may not be directly linked to one of the users supply points.
iii.	Virtual Community Generator Users: refers to a group of two or more users with similar characteristics as the Community Generator Users, but whose total demand and injection are monitored in real time by meters that allow for differentiation of energy consumed, demanded, and injected by the group. This will make it possible to balance the energy demanded and injected by the community system, to distinguish the injection of the total self-consumption of the group of users and to value the self-consumed, demanded and injected energy independently.

User-generators are entitled to receive an injection tariff for each kilowatt-hour delivered to the distribution network. The distributor records both the energy demand and the energy injection readings, which are reflected in the user’s bill as per the appliable regulations.

As of December 2024, a total of 58,996 kW was installed and connected to the grid through bidirectional meters.

Public Lighting Tax collection agreements

The Company has established agreements with municipalities within the concession area for the collection of the public lighting tax (“TAP Agreements”) through the electricity bill. These agreements had been duly approved by the ENRE.

On September 10, 2024, the Secretary of Industry and Commerce of the Argentine Ministry of Economy issued Resolution No. 267/2024, which amended Section 3 of Law No. 24. 240. The amendment stipulated that the information contained in invoices issued by suppliers of goods and services, in the framework of consumer relations, must exclusively refer to the specific goods or services contracted by the consumer and supplied by the provider. It further emphasises that invoices could not contain unrelated amounts or concepts, under penalty of fines for non-compliance.

Subsequently to this Resolution, the ENRE issued Resolution No. 708/2024, which revoked all administrative acts approving the collection agreements with the municipalities. This effectively made it impossible to fulfil the agreements’ purpose, and the Company duly notified to the affected municipalities of this change.

As a result, the Company ceased to provide the service associated with the tax collection. However, several municipalities pursued legal protection under Law No. 16,986 and obtained precautionary measures that suspended the application of the Argentine Ministry of Economy Resolution No. 267/2024, thereby reinstating the obligation for the Company to continue collecting the tax in question.

ORGANIZATIONAL STRUCTURE

As of the date of this annual report, Edenor is a subsidiary of Empresa de Energía del Cono Sur S.A.

Edelcos is owned by South American Energy LLP, a UK-based company. Edelcos acquired 51% of the capital stock and votes of Edenor on June 30, 2021, following the ENRE’s approval of the change in control of Edenor on June 24, 2021. Additionally, the CNDC issued a favourable opinion on April 22, 2022, which was confirmed by resolution of the Minister of Commerce dated May 12, 2022.

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

For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

The following chart presents our corporate structure as of the date of this annual report:

Shareholders	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos	462,292,111	-	-	51.0%	100%
Treasury shares	-	30,772,779	-	3.39%	6.95%
FGS ANSES	-	242,999,553	-	26.81%	54.91%
Floating	-	168,793,998	-	18.62%	38.14%
PPP	-	-	1,596,659	0.18%	100%
Total per class	462,292,111	442,566,330	1,596,659	100%
Total capital stock			906,455,100

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps. 3,002,617million, Ps. 2,772,111million and Ps. 2,685,037million as of December 31, 2024, 2023 and 2022, respectively. For a description of our capital expenditures plan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures.”

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

After having carried out the analysis of recoverability of long-lived assets, as of the date of these annual report, the Company has not recorded any additional impairment of property, plant and equipment for the year 2024. As of December 31, 2020, the Company recorded an impairment of property, plant and equipment for Ps.17,396 million (the net value as of December 31, 2024 totalled Ps. 298,543.9 million as).

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

The Company shows an improvement in its economic performance, mainly as a consequence of the recent electricity rate increases. In this regard, the likelihood of periodic rate adjustments and reduction of subsidies in the short term will allow for the gradual regularization of the Company’s electricity rate situation and, thereby, of its economic and financial equation, thus ensuring the economic self-sufficiency of the electricity system and giving rise to a foreseeable future.

In particular, the electricity rate adjustments implemented in February 2024 result in a 319,2% increase in the CPD leading to a raise in the Company’s gross profit for 2024 period. Additionally, from August 2024 to February 2025, monthly CPD adjustments averaging 4 % were established.

. It is worth noting that the automatic and monthly CPD adjustments scheduled between May and July 2024 were postponed following communications from the Ministry of Economy and the SE, with the intention of incorporating them into the RT process. In this regard, the updates based on index variations dictated by the ENRE remain pending.

Furthermore, the economic, financial, fiscal, pension, tariff, health, social and administrative emergency established by Executive Order No. 70/2023, issued by the Executive Branch, will remain in effect until December 31, 2025. In this context, on July 8, 2024, the Official Gazette published Law No. 27,742 -titled Law of Bases and Starting Points for the Freedom of the Argentine People (the “Bases Law”)- which introduces a series of major reforms aimed at restructuring the country’s economic and administrative framework. The main reforms included in this law are as follows:

•	Economic deregulation: The Bases Law introduces broad deregulation measures to reduce government intervention in the economy. This includes simplifying business regulations and reducing bureaucratic obstacles for companies. In this regard, it includes without limitation, the amendment to and derogation of regulations in the following areas: (i) public administration organization; (ii) administrative procedure; (iii) conflict resolution with the Government; (iv) regulations applicable to commercial companies; (v) financial administration regime; (vi) obligations and contracts regime aimed at strengthening the autonomy of the parties’ will, and (vii) promotion of and incentives to large investments.
•	Privatization of state-owned companies: The Bases Law provides for the privatization of several state-owned companies, including, among other, Intercargo S.A.U., Agua y Saneamientos Argentinos S.A., Belgrano Cargas y Logística S.A., Operadora Ferroviaria Sociedad del Estado (Trenes Argentinos), Corredores Viales S.A. and Energía Argentina Sociedad Anónima (ENARSA). This measure aims at reducing government spending and increasing efficiency through private management.
•	Labor market reforms: The Bases Law introduces changes to labor laws in order to make the labor market more flexible. This includes measures to reduce the cost of hiring and laying off employees, as well as measures to promote employment through more flexible working conditions. The labor-related chapter of the Bases Law provides for the elimination of fines for unregistered employment, a six-month trial period and the setting-up of a severance fund.
•	Investment incentives: An Incentive Regime for Large Investments (“RIGI”) is created, which establishes benefits for national and foreign companies that invest in projects “conducive to the prosperity of the country” for an amount equal to or exceeding U.S.$ 200 million. On August 23, 2024, the Argentine government published Executive Order No. 749/2024 in the Official Gazette, approving the implementation of the RIGI within the framework of the Bases Law.
•	Public sector reforms: The Bases Law includes measures to streamline the public sector, reduce its employment costs and improve the efficiency of government services.

•	Decentralization: The Bases Law promotes decentralization by increasing the fiscal and administrative autonomy of provincial governments. This measure aims at promoting regional development and reducing the concentration of power in the central government.

These measures aim at creating a dynamic, efficient and competitive economy in Argentina, although they have faced significant opposition from opposition parties and leaders concerned about potentially negative impacts on social welfare and public services.

Furthermore, the context of volatility and uncertainty continues at the date of issuance of these separate financial statements. At this point in time, neither the development of the reforms proposed by the new administration nor the new measures that could be announced can be predicted. The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, the Company continues making the investments necessary, both for the efficient operation of the network and for maintaining and even improving the quality of the service.

Therefore, the Company’s separate financial statements must be read in the light of these circumstances.

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic that the RT process currently underway will allow the Company to operate under a regulatory framework with clear and precise rules and with reasonable electricity rates, which will make it possible to meet the costs associated with both the provision of the service and the need for investments to satisfy the demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability and within a framework of energy supplied in accordance with the WEM’s possibilities. Therefore, these separate financial statements have been prepared using the ongoing concern basis of accounting.

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

Adjustment for inflation has been calculated considering the indexes reported by the FACPCE based on the price indexes published by the INDEC.

The principal inflation adjustment procedures are the following:

•	Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already stated in terms of the currency unit current as of the date of financial statements.

•	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.
•	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.
•	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).
•	The net gain from the maintenance of monetary assets and liabilities is presented in a line item separately from the profit or loss for the year, called RECPAM.
•	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they were otherwise set up.
•	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.
•	After the restatement at the date indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.
•	IAS 29 requires all the items of the Statement of Cash Flows to be restated in terms of the measuring unit current as of the date of financial statements.
•	The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows separately from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

For the fiscal years ended December 31, 2024, 2023, and 2022 the inflation rate amounted to 117.8%, 211.4%, and 94.8%, respectively.

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometres, with an aggregate population of approximately nine million people. As of December 31, 2024, we had 3,340,839 users.

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

Regulatory changes impact our results of operations as we are paid tariffs for our services. The following ENRE resolutions, among others, have a direct impact on the tariffs we charge:

•	On June 16, 2022, by means of Executive Order No. 332/2022, the PEN established the rate segmentation system. Subsequently, by means of Resolution No. 467 dated June 27, 2022, the SE, as the regulatory authority, instructed the Undersecretariat of Energy Planning to implement the aforementioned segmentation, which was carried out by means of Directive No. 1 dated June 28, 2022.

•	On February 17, 2023, the SE instructed the ENRE to apply to the electricity rates an increase in the VAD, stating that the transitional electricity rate adjustment was to take place on or prior to March 1, 2023. Accordingly, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches, which represented an increase in CPD of 107.8% and 73,7%, respectively.

•	On April 25, 2023, pursuant to of Resolution No. 363/2023, the ENRE resolved to commence as of June 1, 2023, the RTI Process for electricity distribution companies under federal jurisdiction, in accordance with the provisions of Law No. 24,065 and Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency, as amended and supplemented. In this regard, through ENRE Resolution No. 422/2023, the Tariff Structure Review program for 2023 and the first quarter of 2024 was approved.

•	On April 29, 2023, pursuant to SE Resolution No. 323/2023, the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period, was approved. Accordingly, on May 4, 2023, by means of ENRE Resolution No. 399/2023, the values of the Company’s electricity rate schedule effective from the billing as of May 1, 2023 were approved.

•	On May 31, 2023, pursuant to ENRE Resolution No. 423/2023, the values of the Company’s electricity rate schedule effective from the billing as of June 1, 2023 were approved.

•	On July 25, 2023, pursuant to SE Resolution No. 612/2023, the winter quarterly reprogramming for the WEM for the August 1, 2023-October 31, 2023 period is approved.

•	On December 16, 2023, the Federal Government, through Executive Order No. 55/2023, declared the emergency of the National Energy Sector -including the electricity distribution segment- until December 31, 2024, and provided for the following:

-	The implementation by the SE of a program of necessary and indispensable measures in order to establish the mechanisms for setting prices under conditions of competition and free access, maintain, in real terms, income levels and cover investment needs to ensure the continuous provision of the public services of electricity transmission and distribution under appropriate technical and economic conditions, both for the providers and all user categories.
-	The commencement of the RT for the providers of the public services of electricity transmission and distribution under federal jurisdiction and the resulting electricity rate schedules shall come into effect not later than December 31, 2024.
-	The intervention of the ENRE from January 1, 2024 until the appointment of the members comprising the Board of Directors.
-	The implementation of mechanisms allowing for citizen participation in the transitional rate adjustment process.

•	On January 2, 2024, by means of Resolution No. 2/2024, the ENRE called a Public Hearing for January 26, 2024, to inform and hear opinions on the transitional electricity rate system of the distribution companies in charge of the public service of electricity. On February 2, 2024, through SE Resolution No. 7/2024, the quarterly summer rescheduling for the WEM was approved, for the period between February 1, 2024 and April 30, 2024.

•	On February 15, 2024, through Resolution No. 102/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing as of February 16, 2024, which implied a CPD increase of 319.2%. On the other hand, it modifies the users’ categories for residential tariff, going from 9 to 4 categories according to their consumption. This Resolution implied the readjustment of the Company’s electricity rate through the granting of a 319.2% increase in the CPD, with the aim of reducing the Federal Government’s transfers to the electricity sector and promoting a sustainable economic balance. The electricity rate set in the aforementioned resolution will be temporarily in effect for a term of one year and will be adjusted on a monthly basis as from May 2024, so as to maintain its real value, by means of an adjustment mechanism of the CPD that will take into consideration the Consumer Price Index (CPI), the Wholesale Price Index (WPI), and the Salary Variation Index prepared by the INDEC. Periodical adjustments of the CPD were provided for in August (3%), September (3%), October (2.7%), November (6%) and December (5%), 2024, and in January (4%) and February (4%), 2025. However, the updates due to variations in the indices dictated by the ENRE are still pending.

•	On March 11, 2024, the ENRE instructed the Company to use the prices of Resolution SE No. 7/2024 in its electricity rate schedules from zero hours on February 1, 2024 and until the entry into force of ENRE Resolution No. 102/2024, also considering the CPD approved by ENRE Resolution No. 241/2023.

•	On March 26, 2024, through ENRE Resolution No. 198/2024, the values of the Company’s tariff schedule were approved with effect from the billing corresponding to the reading of meters after zero hours on May 1, 2024, changing again the users’ categories for residential tariff, going from 4 to 6 categories according to their consumption.

•	On April 9, 2024, the ENRE through Resolution No. 213/2024, modified the applicable electricity rate schedule approved Resolution No. 198/2024, for subcategories G1, G2 and G3.

On May 9, 2024 through Resolution No. 270/2024, in the framework of the RT process, the ENRE set forth a schedule of tasks and work plan to be carried out by the ENRE and the Company in order to comply with the process before December 31, 2024. The Company has submitted the required reports. Furthermore, with regard to the system of subsidies applied to our users, the Executive Branch provided for the restructuring of the systems of energy subsidies of federal jurisdiction, in order to ensure a gradual transition over a period of nine months, which ends on November 30, 2024, and which may be extended until May 2025.

•	On May 28, 2024, by through Executive Order No. 465/2024 of the Executive Branch , within the aforementioned transition program, the first reduction phase was adopted, which suspended the limits of the impact on the bill caused by the variation of the Salary Variation Coefficient (CVS) (“caps” of 40% and 80% according to the user category under the rate segmentation system).

•	On June 5, 2024 through SE Resolution No. 90/2024, the second phase subsidy restructuring was implemented, effective June 1, 2024. This phase introduced higher caps on subsidized energy consumption, which were set at 350kWh/month and 250 kWh/month for our N2 and N3 users, respectively.

•	On June 26, 2024, through Executive Order No. 940/2024 of the Executive Branch and Resolution No. 771/2024 of the Infrastructure and Public Services Ministry, both of the Province of Buenos Aires, and ENRE Resolution No. 437/2024, a new system was established for the users of such province benefited from the “Social Tariff”. In the first place, the universe of persons eligible for the “Social Tariff” is extended to include the users arising from the crosschecking of data through the SINTYS, those incorporated by the ENRE and those comprising Level 2 of the RASE. In the second place, the application of such subsidy will be paid by the Province directly to the Distribution Company, rendering invalid the offsetting of this charge against the energy bill issued by CAMMESA. Furthermore, the subsidy amounts available for each category are significantly reduced.

•	On November 19, 2024, Executive Order No. 1023/2024 of the PEN extended until July 9, 2025, the National Energy Sector emergency declared by Executive Order No. 55/2023 of the PEN, with respect to electric power generation, transmission and distribution segments under federal jurisdiction. Additionally, the electricity rate schedules resulting from the electricity rate review that began to be carried out as provided for by section 3 of Executive Order No. 55/2023, will come into effect not later than that date. The intervention of the ENRE is extended until the new National Regulatory Authority for the Distribution of Gas and Electricity provided for by the Bases Law is set up, becomes operational and the members comprising the board of directors are appointed.

•	On January 7, 2025, by means of Resolution No. 6/2025, the ENRE approved the new schedule of the Program for the Electricity Distribution Rate Review (RT), pursuant to which: (i) the Distribution companies submitted the Final Report on January 27, 2025; (ii) the ENRE convened a Public Hearing on January 28, 2025; (iii) the Public Hearing was held on February 27, 2025, and (iv) the electricity rate schedules were meant to be approved on March 31, 2025. However, on March 31, 2025, by means of Resolution 223/2025 the ENRE modified the date foreseen for the approval of the new electricity rate schedules to April 30, 2025.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
ENRE No. 198/2024	March 26, 2024	Electricity Rate schedules (1)	April, 1 2024
SE No. 92/2024	June 4, 2024	Seasonal reference prices (2)	May, 1 2024
ENRE No. 335/2024	June 6, 2024	Electricity Rate schedules	June, 1 2024
SE No. 192/2024	August 1, 2024	Seasonal reference prices	August, 1 2024
ENRE No. 520/2024	August 2, 2024	Electricity Rate schedules (3)	August, 1 2024
SE No. 234/2024	August 29, 2024	Seasonal reference prices	September, 1 2024
ENRE No. 588/2024	August 30, 2024	Electricity Rate schedules (3)	September, 1 2024
SE No. 283/2024	September 27, 2024	Seasonal reference prices	October, 1 2024
ENRE No. 697/2024	September 30, 2024	Electricity Rate schedules (3)	October, 1 2024
SCEYM No 19/2024	October 31, 2024	Seasonal reference prices (4)	November, 1 2024
ENRE No. 905/2024	November 1, 2024	Electricity Rate schedules (3)	November, 1 2024
ENRE No. 1007/2024	November 29, 2024	Electricity Rate schedules (3)	December, 1 2024
ENRE No. 1061/2024	December 27, 2024	Electricity Rate schedules (3)	January, 1 2025
SE No. 24/2025	January 29, 2025	Modifies T1R N2 and N3 Tariff Subsidies	February, 1 2025
SE No. 26/2025	January 30, 2025	Seasonal Reference Prices	February, 1 2025
ENRE No.119/2025	February 3, 2025	Electricity Rate schedules (3)	February, 1 2025
SE No. 36/2025	February 5, 2025	Modifies T1R N2 and N3 Tariff Subsidies	February, 1 2025
ENRE No. 133/2025	February 6, 2025	Electricity Rate schedules	February, 1 2025
SE No. 110/2025	February 28, 2025	Seasonal Reference Prices (5)	March,1 2025
ENRE No. 160/2025	March 6, 2025	Electricity Rate schedules	March, 1 2025

(1)	It approves the amendment to the structure of Tariff T1-R, opening R3 and R4 categories and adding two additional consumption segments referred to as R5 and R6.
(2)	It approves the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2024-October 31, 2024 period.
(3)	CPD increase of 3%, 3%, 2.7%, 6%, 5%, 4% and 4%, respectively.
(4)	It approves the Summer Seasonal Programming for the WEM submitted by CAMMESA, relating to the November 1, 2024-April 30, 2025 period.
(5)	It approves for the demand for electric energy declared by the WEM Distribution Agents, the application of the Power Reference Prices (POTREF) and the Stabilized Energy Price (PEE) relating to the March 1, 2025 – April 30, 2025 period.

The following table sets forth the composition of our net sales (stated in millions of Pesos in constant currency) for the periods indicated:

	Year ended December 31
	2024	2023	2022
	(Figures in millions)
Sales of Electricity	2,035,224	1,519,436	1,387,470
Right of use of poles	6,214	6,389	7,561
Connection Charges and reconnection charges	1,689	910	821
Net sales	2,043,127	1,526,735	1,395,852

The following tables show Edenor’s energy sales by category of user (in GWh) for the periods indicated:

	Year ended December 31,
	2024		2023		2022
Residential	10,453	46%	10,833	46%	10,362	45.0%
Small Commercial	2,048	8%	2,153	8%	2,056	9.0%
Medium Commercial	1,515	7%	1,552	7%	1,529	7.0%
Industrial	3,503	15%	3,679	16%	3,714	16.0%
Wheeling System(1)	3,809	17%	3,933	17%	3,776	17.0%
Public Lighting	585	3%	599	3%	634	3.0%
Shantytowns	813	4%	793	3%	755	3.0%
Total	22,726	100%	23,542	100%	22,826	100%

(1)	Wheeling charges represent our tariffs for generators and large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

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

Economic Performance and Outlook

In 2024, the Argentine economy experienced a slowdown in inflation, from levels of 211% per year in 2023 to 117.8% at the end of 2024. This achievement is attributed to the austerity policies and savings in public spending implemented by the Argentine Government. However, despite the reduction in inflation, the economy contracted by 3.5% during the year, and poverty reached 57% of the population in January 2024, the highest level in two decades. These data show the current challenges in economic growth and the standard of living of the population.

Economic Activity

According to INDEC’s Monthly Estimator of Economic Activity (EMAE), in 2024 economic activity grew by 5.5% year-on-year, consolidating a recovery from the previous year. This growth was driven by financial intermediation (+18.0%) and wholesale and retail trade (+7.4%). However, some sectors recorded declines, notably fishing (-25.0%) and construction (-7.2%) sectors. Price Trends

Price Trends

In 2024, the Argentine economy experienced a slowdown in inflation, from levels of 211% per year in 2023 The CPI prepared by INDEC had a cumulative year on year-increase of 117.8% as of December 2024 (compared to the same period in 2023), while the Internal Wholesale Price Index ("IPIM"), presented an accumulated increase of 67.1% for the same period.

Trade Balance

In 2024, Argentina recorded a trade surplus of U.S.$18.9 billion, the highest in 14 years. Exports grew by 19.4% compared to the previous year, reaching U.S.$79.721 billion, driven by the agricultural and energy sectors. Imports, meanwhile, decreased by 17.4%, totalling U.S.$61 billion, reflecting the lower domestic demand. This surplus contributed to an accumulation of international reserves, strengthening the country's external position.

Fiscal Situation

During 2024, Argentina managed to reverse a fiscal deficit of 5% of GDP in 2023, reaching a fiscal surplus of 0.5% of GDP. This change is mainly due to a significant reduction in public spending, which decreased by 20% in real terms, and an increase in tax collection of 15% in real terms, These measures have been recognized by international agencies; for example, in January 2025, Moody's raised Argentina's credit rating for the first time in five years, highlighting the policies implemented to stabilize external finances and reduce inflation.

The decrease in the fiscal deficit at the national level has had significant repercussions on provincial finances. The reduction in transfers from the central government forced provinces to reduce their spending by 21% on average, mainly in areas such as salaries and public works, to maintain a fiscal surplus. Only two provinces, Buenos Aires and Chaco, recorded financial deficits in this context.

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

In 2024, the SE and the ENRE issued several resolutions in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price). See “Item 5. Operating and Financial Review and Prospects - Operating Results- Factors Affecting Our Results of Operations”.

During 2024 and 2023, Edenor purchased all of the energy in the market at an average monomic price of Ps.41,606/MWh and Ps.9,626.15/MWh at nominal values, respectively.

We purchased a total of 26,826 GWh in 2024, 27,676 GWh in 2023, and 27,158 GWh in 2022. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, we have purchased all of our energy supply in the WEM at the monomic price. We have not purchased any energy under long-term supply contracts since 2004.

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

	Year ended December 31,
	2024	2023	2022
Technical losses	8.6%	9.0%	9.3%
Non technical losses	6.6%	5.8%	6.6%
Total losses	15.2%	14.9%	15.9%

The rolling annual rate of total losses for 2024 increased to 15,2%, compared to 14.9% in the previous year. In Regions II and III, new shantytowns were formed while existing shantytowns continued to grow. The theft of energy in these areas continues to be the main factor in the increase in total losses in the last five years.

During 2024, a total of 407,000 energy recovery actions were carried out. These actions include those carried out through the operational modality, in the areas where there is a high concentration of potential clients with fraud and delinquent clients, to make the work of mobile teams more efficient in order to obtain a greater number of normalizations.

Regarding customers with integrated energy meters (MIDE), during 2024, 16,765 self-managed meters were installed, totalling 244,510. The plan aims to include clandestine users by normalizing their service, inactive customers and chronic delinquent customers, in order to allow the use of the network in safe and efficient conditions.

At the same time, through the installation of the new network type of MULCON, the invulnerability of MIDE meters, and further development of analytical and artificial intelligence tools, make it possible to improve effectiveness of inspections and thereby reduce energy theft. The amount of GWh sold in the MIDE customer segment reached 662.05 GWh.

Distribution margin or value-added for distribution (VAD)

Our concession authorizes us to charge a distribution margin for our services to seek to cover our operating expenses, taxes and amortization expenses and to provide us with an adequate return on our asset base.

Historical Overview of VAD

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

Adjustment Agreement 2005

On September 21, 2005, we entered into the Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica (“Adjustment Agreement 2005”), an agreement with the Argentine Government relating to the adjustment and renegotiation of the terms of our concession. Because a new Minister of Economy took office thereafter, we formally re-executed the Adjustment Agreement with the Argentine Government on February 13, 2006 under the same terms and conditions originally agreed. The ratification of the Adjustment Agreement by the Argentine Government was completed in January 2007.

Pursuant to the Adjustment Agreement 2005, the Argentine Government granted us an increase of 28% in our distribution margin, which includes a 5% increase to fund specified capital expenditures we are required to make under the Adjustment Agreement. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital expenditures.” The increase was effective retroactively from November 1, 2005 and remained in effect until the approval of the new tariff scheme under the RTI, in February 2017.

The Adjustment Agreement 2005 also contemplated a cost adjustment mechanism for the transitional period during which a RTI process was being conducted. This mechanism, known as the Cost Monitoring Mechanism, or CMM, took into consideration, among other factors, the wholesale and consumer price indexes, exchange rates, the price of diesel and construction costs and salaries, all of which are weighted based on their relative importance to operating costs and capital expenditures.

On January 30, 2007, the ENRE formally approved our tariff schedule reflecting the 28% increase in the distribution margins charged to our non-residential users contemplated by the Adjustment Agreement. In addition, because the Adjustment Agreement 2005 is effective retroactively from November 1, 2005, the ENRE applied the CMM retroactively in each of May and November 2006, the dates in each year on which the ENRE is required to apply the CMM.

Between 2007 and 2016, we requested several CMM adjustments, which were recognized by the ENRE through different resolutions and notes. Only two adjustments were recognized in a timely manner and were incorporated into the tariff structure, while the rest of them were recognized belatedly and not incorporated into our tariff structure.

On November 23, 2012, the ENRE issued Resolution No. 347/12, pursuant to which it established a fixed and variable charge differentiated by category of users, which the distribution companies will collect on account of the CMM adjustments stipulated in clause 4.2 of the Adjustment Agreement 2005, and will use exclusively to finance infrastructure and corrective maintenance of their facilities. Such charges, which were clearly identified in the bills sent to users, were deposited in a special account to be managed by a Trustee. Such amounts were used exclusively to finance infrastructure and corrective maintenance of the facilities.

Pursuant to the SE’s Resolution No. 250/13 and Notes No. 6,852/13, No. 4,012/14, No. 486/14 and No. 1,136/14 of the SE, the Company was authorized to compensate its debt registered under the PUREE against CMM recognitions for the period from May 2008 through December 2014.

In addition, CAMMESA was instructed to issue sale settlements with maturity dates to be determined for the surplus generated after compensation between the credits of the CMM and the PUREE debts, to partially compensate the debt with the WEM. We were also entitled to deposit the remaining sale settlements with maturity dates to be determined in the trust created pursuant to ENRE’s Resolution No. 347/12. Consequently, all the sale settlements with maturity dates to be determined issued by CAMMESA were compensated with PUREE debts or with Commercial debt with CAMMESA.

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

The Company, based on the provisions of Section 6 of the Adjustment Agreement 2005, could be obliged to partially suspend the payment of its current obligations if the ENRE does not grant the VAD readjustment. In such case, if CAMMESA communicates this situation, the SE may, at its sole discretion, decide to terminate the Adjustment Agreement 2005 or parts of it, after providing prior notice to the Company to regularize its obligations. However, given the current circumstances, this scenario is considered unlikely to occur.

Regularization of Obligations Agreement 2019

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

On September 21, 2021, the Ministry of Economy issued Resolution No. 590/2021, whereby it declared the Agreement on the Regularization of Obligations, registered on May 10, 2019, harmful to the general interest. It also ordered the suspension of the administrative proceedings related to the execution of obligations originated in such Agreement on the Regularization of Obligations 2019. Edenor filed a hierarchical appeal against Regulation No. 590/2021 in order to annul it.

Notwithstanding the foregoing, in the legal action filed by the Argentine Government seeking to nullify the agreement, the Company requested the dismissal of the action for lack of prosecution. This request was granted on December 13, 2024, thereby keeping the agreement in full force and effect.

Under the second clause of the agreement entered into in May 2019, the Company committed to investing, within a five-year term from the signing date, an amount equivalent to the total penalties imposed for non-compliance with technical service quality standards and the ENRE’s information requirements. Upon fulfilling this commitment, the Company would be permitted to settle the related penalty liability.

As of December 31, 2024, the Company has completed the works plan outlined in the agreement and has accordingly settled the penalty liability for an amount of Ps. 75,400 million, impacting the Statement of Comprehensive Income by Ps. 23,201 million.

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

Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the WEM

The Company entered into two agreements on the regularization of its debts with CAMMESA for energy purchases, fines and charges accrued through February 2023.

The first agreement contemplates a payment plan for the debts incurred until August 31, 2022 and, after the application of a credit recognized by the Federal Government equivalent to five bills of consumption at the average value of 2020, it included a 96 progressively increasing installments at the interest rate in effect in the WEM, reduced by 50%, whose average installment according to the payment schedule is increased by 133% each year until the fifth year, and by 268% from the sixth through the eighth year.

The second agreement contemplates a payment plan for the debts incurred until February 28, 2023 and consists of 96 monthly and consecutive installments adjusted in accordance with the development of the MWh value in effect (the “MWh Plan”). Therefore, as of December 31, 2024, due to the energy price increase, the debt relating to this Payment plan totals Ps. 131,490 million.

The liability arising for the payment plans of these two agreements, including the financial components accrued, payments made and the offsetting against receivables under the Framework Agreement, amounts to Ps 229,078 million. This liability is disclosed in the “others payables” account of the Statement of Financial Position, with the Company remaining up to date with the payments of the installments.

Furthermore, the outstanding principal on the debts for the purchase of energy accrued between March 1, 2023 and December 31, 2024 amounts to Ps.127,667 million. As from the maturities taking place on April 1, 2024, the Company’s payments of CAMMESA’s current billing are up to date.

On May 6, 2024, by means of Resolution No. 58/2024, the SE instructed CAMMESA to provide for a new access plan to regularize the amounts owed by distribution agents for the period maturing between February 1 and April 30, 2024 and submit a proposal for entering into agreements for the payment thereof.

Later, on December 6, 2024, the Board of Directors of CAMMESA unanimously resolved to approve the presentation made by ADEERA aimed at normalizing the payment chain of the Distributors, which as of the date of this report has not been implemented.

On March 13, 2025 the Executive Branch issued Decree No. 186/2025 approving a debt regularization scheme, which includes up to 12 months grace period and 72 monthly instalments (six years) at a rate equivalent to 50% of that charged by the WEM. The enforcement authority for the regularization scheme is the SE, who on April 22, 2025 through rule DI-2025-1-APN-SSEE#MEC, approved the terms of such regularization scheme covering (i) outstanding debts with the WEM not yet included in previous payment plans as of November 30, 2024, payable in 72 monthly instalments, with a 12 month grace period; and (ii) the conversion of the MWh Plan into pesos, at the exchange ratio of $30,154/MWh, payable in the remaining instalments (75 as of the date of this report); both at an interest rate reduced to 50 % of the rate then in force in the MEM. The rate will be reviewed every six months whenever there is a variation of ± 500 basis points.

Tariff Revisions.

An integral tariff proposal includes, among other factors, and in connection with Distributors, a recalculation of the compensation we receive for our distribution services, including taxes that are not currently passed onto our users (such as taxes on financial transactions), a revised analysis of our distribution costs, modifications to our quality of service standards and penalty scheme and, finally, a revision of our asset base and rate of return.

Regarding tariff revisions, various regulations have been proposed. Law No. 24,035, which establishes the Electric Energy Regime, dictates that tariff schedules will be fixed for 5-year period, with the provision for their revision or adjustment at the end of each successive 5-year period.

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

Additionally, on December 16, 2020, the Executive Branch issued Decree No. 1020/2020 which extended the freeze on electricity rates prescribed by (i) the Productive Reactivation Law (which authorized the Executive Power to maintain electricity tariffs under federal jurisdiction freezed) until March 31, 2021, or until the new transitional electricity rate schedules come into effect, whichever occurs first; and (ii) the Federal Government’s budget for fiscal year 2023 extended until March 2023 the period to complete a new RTI process and through Decree No. 815/2022, it was extended again until December 2023. Finally, through Resolution 363/2023, the ENRE ordered the start of the RT process for electricity distribution companies under national jurisdiction.

Decree No. 55/2023 determined the beginning of a new RT and established that the adoption of a new tariff schedule may not exceed December 31, 2024. It also instructs the ENRE to carry out the tariff review processes and until this is completed, it may approve transitory tariff adjustments and periodic adjustments, aiming at the continuity and normal provision of the public services involved, on account of what results from the tariff review.

During 2024, pursuant to Resolution ENRE No. 102/2024, transitional tariff adjustments were approved on account of the next Tariff Review (RT). This transitional adjustment is equivalent to a CPD adjustment of 319.2%. In addition, periodic CPD adjustments were provided for in August (3%), September (3%), October (2.7%), November (6%) and December (5%) in 2024, and in January (4%); February (4%) April (3,5%) in 2025.

On January 2, 2024, by means of Resolution No. 2/2024, the ENRE called a Public Hearing for January 26, 2024, to make known and hear opinions on the transitional electricity rate system of the distribution companies in charge of the public service of electricity.

By means of Resolution No. 270/2024, set forth a schedule of tasks and work plan to be carried out by the ENRE and Edenor in order to comply with the process before December 31, 2024. The Company has submitted the required reports.

On January 7, 2025, by Resolution ENRE No. 6/2025, the last schedule of the RT Program was approved, which states: (i) that the Distributors must submit the Final Report on January 27, 2025; (ii) that the ENRE will convene a Public Hearing on January 28, 2025; (iii) that the Public Hearing will be held February 27, 2025; and (iv) that the tariff charts were meant to be approved on effective March 31, 2025. However, on March 31, 2025, by means of Resolution 223/2025 the ENRE modified the date foreseen for the approval of the new electricity rate schedules to April 30, 2025.

Within the process mentioned in the preceding paragraph, the Company has submitted all the required reports including the demand projection and capital base; the investment plan; the operating expenses, efficiency factor, energy and power price transfer mechanism and VAD adjustment, and the final report with proposed tariff table, with criticisms to the rate of return (WACC) established by the ENRE that was appealed. The appeal was rejected by ENRE by Resolution 237, which also approved a WACC on assets in real terms and after tax of 6.50%, equivalent to a rate in real terms before tax of 9.99%. The company filed an appeal against this decision.

On 27 February 2025, the mandatory public hearing was held with the participation of the authorities, the company, different social actors and consumers.

Finally, on March 31, 2025, the ENRE issued Resolution 224/2025 which approved the values per category / subcategory of the VAD to be applied by the Company as from April 1, 2025. The resolution also postponed the date of approval of the RQT tariff tables until 30.04.2025.

Finally, the Executive Power of the Nation through Decree N° 465/2004 established a period of transition to targeted energy subsidies from 1 June 2024 to 31 May 2025.

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

Tariff(1)	RES. 1/16	RES. 92/17 Feb	RES. 92/17 Mar	RES. 603/17 Dec	RES. 33/18 Feb	RES. 208/18 Feb	RES. 25/19 Feb	RES. 27/19 Mar	RES. 104/19 May	RES. 262/21 Aug	RES. 554/22 Nov	RES. 784/23 Nov	RES. 102/24 16Feb	RES. 198/24 Abr	RES. 335/24 Jun	RES. 520/24 Ago	RES. 588/24 Sep	RES. 697/24 Oct	RES. 905/24 Nov	RES. 1007/24 Dic	RES. 1061/24 Ene	RES. 119/25 Feb
Residential
T1R1 (0-300)	30.63%	26.60%	19.07%	18.10%	19.99%	16.71%	12.62%	15.86%	15.86%	21.41%	11.38%	16.36%	22.73%	22.73%	15.41%	15.22%	14.99%	15.00%	15.52%	16.13%	16.64%	16.37%
T1R2 (301-650)	15.40%	23.49%	16.54%	15.20%	16.91%	14.01%	10.47%	13.34%	13.34%	19.41%	10.56%	16.12%	23.32%	23.32%	14.80%	14.61%	14.39%	14.39%	14.89%	15.48%	15.97%	15.59%
T1R3 (651-800)	14.48%	26.66%	19.15%	17.74%	19.58%	16.36%	12.34%	15.55%	15.55%	21.55%	11.92%	18.31%	22.49%	22.49%	13.99%	13.81%	13.60%	13.60%	14.08%	14.64%	15.11%	14.72%
T1R4 (801-900)	13.91%	29.46%	21.55%	20.08%	22.07%	18.57%	14.13%	17.69%	17.69%	23.60%	13.23%	20.18%	34.63%	34.63%	23.51%	23.26%	22.95%	22.96%	23.64%	24.44%	25.10%	24.55%
T1R5 (901-1000)	14.04%	33.25%	24.91%	23.42%	25.63%	21.78%	16.79%	20.82%	20.82%	26.29%	15.00%	22.58%	33.81%	33.81%	22.87%	22.62%	22.32%	22.33%	22.99%	23.79%	24.43%	23.90%
T1R6 (1001-1200)	15.98%	37.51%	28.95%	27.52%	29.93%	25.75%	20.18%	24.75%	24.75%	29.59%	17.21%	25.53%	32.81%	37.30%	26.01%	25.74%	25.42%	25.43%	26.14%	26.99%	27.68%	27.12%
T1R7 (1201-1400)	15.25%	41.21%	32.64%	32.80%	38.44%	33.90%	27.52%	34.28%	34.28%	37.70%	23.35%	32.93%	47.69%	45.27%	33.92%	33.63%	33.27%	33.28%	34.07%	35.00%	35.74%	35.17%
T1R8 (1401-2800)	17.83%	45.69%	37.36%	40.50%	46.79%	42.30%	35.64%	40.55%	40.55%	44.28%	28.39%	38.00%	48.90%	48.83%	38.78%	38.48%	38.12%	38.13%	38.94%	39.87%	40.62%	40.17%
T1R9 (> 2800)	14.81%	46.83%	38.62%	39.94%	45.06%	40.52%	33.86%	39.02%	39.02%	43.59%	25.71%	32.62%	39.42%	39.48%	32.09%	31.80%	31.45%	31.45%	32.29%	33.20%	33.94%	33.90%
Commercial - small demands
T1G1	53.18%	53.79%	45.89%	48.82%	49.63%	45.38%	39.58%	45.32%	44.17%	46.11%	24.56%	45.21%	41.92%	41.92%	37.17%	36.88%	36.51%	36.52%	37.43%	38.36%	39.11%	40.41%
T1G2	41.52%	52.94%	44.89%	47.86%	48.54%	44.23%	38.40%	44.08%	42.92%	45.34%	23.88%	44.44%	40.82%	40.82%	36.07%	35.77%	35.41%	35.41%	36.32%	37.25%	38.00%	39.30%
T1G3	26.24%	52.74%	44.65%	47.54%	48.27%	43.94%	38.11%	43.61%	42.45%	44.99%	23.58%	44.09%	40.56%	40.56%	35.81%	35.52%	35.15%	35.16%	36.06%	36.99%	37.74%	39.04%
Commercial - medium demand (T2):	44.80%	74.18%	74.07%	43.55%	43.75%	39.34%	32.08%	37.59%	36.58%	38.90%	20.08%	29.46%	34.51%	34.51%	30.48%	30.20%	29.86%	29.86%	30.73%	31.62%	32.34%	32.16%
Industrial:
T3 low voltage below 300kw	43.74%	46.90%	37.97%	39.76%	39.92%	35.43%	28.19%	33.60%	32.61%	35.18%	17.35%	26.06%	30.49%	30.49%	26.66%	26.39%	26.07%	26.07%	26.90%	27.75%	28.43%	28.16%
T3 low voltage over 300kw	22.80%	23.80%	23.52%	27.24%	29.62%	22.67%	18.43%	23.00%	22.30%	13.90%	9.36%	17.31%	25.85%	25.85%	22.13%	21.89%	21.60%	21.60%	22.35%	23.12%	23.75%	23.96%
T3 medium voltage below 300kw	30.72%	30.38%	22.08%	23.59%	23.63%	19.93%	14.71%	18.53%	17.79%	21.91%	9.23%	14.92%	16.33%	16.33%	13.72%	13.54%	13.33%	13.34%	13.88%	14.43%	14.90%	14.73%
T3 medium volgate over 300kw	14.50%	13.19%	13.00%	15.44%	17.28%	12.42%	9.67%	12.54%	12.09%	8.03%	5.20%	10.26%	14.40%	14.40%	11.97%	11.81%	11.62%	11.63%	12.11%	12.61%	13.03%	13.07%
Average Tariff	28.33%	39.07%	32.45%	32.18%	34.02%	29.12%	23.23%	28.49%	27.48%	28.08%	15.71%	25.13%	31.67%	31.68%	25.52%	25.26%	24.94%	24.94%	25.71%	26.55%	27.23%	27.11%

Tariff(1)	RES. 1/16	RES. 92/17 Feb	RES. 92/17 Mar	RES. 603/17 Dic	RES. 33/18 Feb	RES. 208/18 Feb	RES. 25/19 Feb	RES. 27/19 Mar	RES. 104/19 May	RES. 262/21 Ago	RES. 554/22 Nov	RES. 784/23 Nov	RES. 102/24 16Feb	RES. 198/24 Abr	RES. 335/24 Jun	RES. 520/24 Ago	RES. 588/24 Sep	RES. 697/24 Oct	RES. 905/24 Nov	RES. 1007/24 Dic	RES. 1061/24 Ene	RES. 119/25 Feb
Residential
T1R1 (0-300)	28.70%	28.70%	28.70%	28.70%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R2 (301-650)	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R3 (651-800)	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R4 (801-900)	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R5 (901-1000)	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R6 (1001-1200)	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R7 (1201-1400)	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R8 (1401-2800)	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R9 (> 2800)	29.23%	29.23%	29.23%	29.23%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
Commercial - small demands
T1G1	25.68%	25.68%	25.68%	25.68%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1G2	25.64%	25.64%	25.64%	25.64%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1G3	25.63%	25.63%	25.63%	25.63%	21.83%	21.83%	21.52%	21.52%	21.52%	21.52%	21.52%	21.52%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
Commercial - medium demand (T2):	25.63%	25.63%	25.63%	25.63%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
Industrial:
T3 low voltage below 300kw	25.66%	25.66%	25.66%	25.66%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
T3 low voltage over 300kw	25.62%	25.62%	25.62%	25.62%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
T3 medium voltage below 300kw	25.68%	25.68%	25.68%	25.68%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
T3 medium volgate over 300kw	25.69%	25.69%	25.69%	25.69%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.05%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
Average Tariff	27.24%	27.24%	27.24%	27.24%	23.63%	23.64%	23.47%	22.75%	24.14%	23.72%	23.68%	23.54%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%

Tariff(1)	RES. 1/16	RES. 92/17 Feb	RES. 92/17 Mar	RES. 603/17 Dic	RES. 33/18 Feb	RES. 208/18 Feb	RES. 25/19 Feb	RES. 27/19 Mar	RES. 104/19 May	RES. 262/21 Ago	RES. 554/22 Nov	RES. 784/23 Nov	RES. 102/24 16Feb	RES. 198/24 Abr	RES. 335/24 Jun	RES. 520/24 Ago	RES. 588/24 Sep	RES. 697/24 Oct	RES. 905/24 Nov	RES. 1007/24 Dic	RES. 1061/24 Ene	RES. 119/25 Feb
Residential
T1R1 (0-300)	40.65%	44.71%	52.23%	53.20%	58.18%	61.46%	65.86%	62.62%	62.62%	57.07%	67.11%	62.12%	53.83%	53.83%	61.15%	61.34%	61.57%	61.56%	61.04%	60.43%	59.92%	60.19%
T1R2 (301-650)	55.33%	47.28%	54.23%	55.57%	61.25%	64.15%	68.01%	65.15%	65.15%	59.07%	67.92%	62.36%	53.24%	53.24%	61.76%	61.95%	62.17%	62.17%	61.67%	61.08%	60.59%	60.97%
T1R3 (651-800)	56.23%	44.11%	51.61%	53.02%	58.59%	61.81%	66.15%	62.93%	62.93%	56.93%	66.57%	60.17%	54.07%	54.07%	62.57%	62.75%	62.96%	62.96%	62.48%	61.92%	61.45%	61.84%
T1R4 (801-900)	56.81%	41.30%	49.22%	50.68%	56.09%	59.60%	64.35%	60.79%	60.79%	54.88%	65.26%	58.30%	41.93%	41.93%	53.05%	53.30%	53.61%	53.60%	52.92%	52.12%	51.46%	52.01%
T1R5 (901-1000)	56.69%	37.51%	45.86%	47.34%	52.54%	56.39%	61.69%	57.66%	57.66%	52.19%	63.49%	55.91%	42.75%	42.75%	53.69%	53.94%	54.24%	54.23%	53.57%	52.77%	52.13%	52.66%
T1R6 (1001-1200)	54.73%	33.26%	41.81%	43.25%	48.24%	52.42%	58.30%	53.74%	53.74%	48.89%	61.27%	52.95%	43.75%	39.26%	50.55%	50.82%	51.14%	51.13%	50.42%	49.57%	48.88%	49.44%
T1R7 (1201-1400)	55.47%	29.55%	38.13%	37.96%	39.73%	44.27%	50.96%	44.21%	44.21%	40.78%	55.13%	45.55%	28.87%	31.29%	42.64%	42.93%	43.29%	43.28%	42.49%	41.56%	40.82%	41.39%
T1R8 (1401-2800)	52.88%	25.08%	33.40%	30.27%	31.38%	35.86%	42.85%	37.93%	37.93%	34.20%	50.10%	40.48%	27.66%	27.73%	37.78%	38.08%	38.44%	38.43%	37.62%	36.69%	35.94%	36.39%
T1R9 (> 2800)	55.92%	23.93%	32.15%	30.83%	33.11%	37.64%	44.62%	39.47%	39.47%	34.89%	52.77%	45.87%	37.14%	37.08%	44.47%	44.76%	45.11%	45.11%	44.27%	43.36%	42.62%	42.66%
Commercial - small demands
T1G1	21.11%	20.53%	28.43%	25.50%	28.54%	32.79%	38.90%	33.16%	34.31%	32.37%	53.92%	33.27%	34.64%	34.64%	39.39%	39.68%	40.05%	40.04%	39.13%	38.20%	37.45%	36.15%
T1G2	32.79%	21.42%	29.47%	26.50%	29.63%	33.93%	40.09%	34.40%	35.56%	33.14%	54.60%	34.05%	35.74%	35.74%	40.49%	40.79%	41.15%	41.15%	40.24%	39.31%	38.56%	37.26%
T1G3	48.04%	21.63%	29.71%	26.82%	29.90%	34.22%	40.37%	34.88%	36.03%	33.49%	54.90%	34.39%	36.00%	36.00%	40.75%	41.04%	41.41%	41.40%	40.50%	39.57%	38.82%	37.52%
Commercial - medium demand (T2):	29.47%	0.18%	0.29%	30.81%	31.20%	35.62%	42.87%	37.36%	38.38%	36.06%	54.87%	45.50%	40.00%	40.00%	44.03%	44.31%	44.65%	44.64%	43.77%	42.89%	42.17%	42.35%
Industrial:
T3 low voltage below 300kw	30.53%	27.44%	36.36%	34.58%	35.04%	39.53%	46.76%	41.35%	42.34%	39.77%	57.60%	48.89%	44.01%	44.01%	47.85%	48.11%	48.44%	48.43%	47.60%	46.76%	46.07%	46.35%
T3 low voltage over 300kw	51.55%	50.58%	50.86%	47.14%	45.33%	52.28%	56.53%	51.96%	52.66%	61.05%	65.59%	57.65%	48.66%	48.66%	52.37%	52.61%	52.91%	52.90%	52.16%	51.39%	50.76%	50.55%
T3 medium voltage below 300kw	43.51%	43.94%	52.24%	50.73%	51.32%	55.02%	60.25%	56.42%	57.16%	53.05%	65.73%	60.04%	58.18%	58.18%	60.79%	60.96%	61.17%	61.17%	60.63%	60.07%	59.61%	59.78%
T3 medium volgate over 300kw	59.77%	61.11%	61.31%	58.87%	57.68%	62.53%	65.28%	62.41%	62.86%	66.93%	69.75%	64.69%	60.10%	60.10%	62.54%	62.69%	62.88%	62.88%	62.40%	61.90%	61.48%	61.44%
Average Tariff	44.38%	33.70%	40.31%	40.58%	42.35%	47.24%	53.30%	48.76%	48.38%	48.20%	60.61%	51.33%	43.66%	43.65%	49.81%	50.07%	50.39%	50.39%	49.62%	48.78%	48.11%	48.23%

Social Tariff Regime.

According to the Adjustment Agreement 2005, we are required to apply a social tariff regime as part of our revised tariff structure. This regime is a system of subsidized tariffs for the sectors of the community. The beneficiaries under this regime must register with the Argentine Government and meet certain criteria, including not owning more than one home and having a level of electricity consumption that is not higher than the limit established by the Argentine Government.

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

The Province of Buenos Aires recently amended the social tariff regime through Decree No. 940/2024. This amendment (i) reduces the subsidy granted to users; (ii) increases the universe of beneficiaries; and (iii) modifies the payment mechanism by making transfers directly to Edenor instead of CAMMESA.

In addition, by Resolution 67/2025 of February 10, 2025, the Ministry of Infrastructure of the Province of Buenos Aires implemented a bonus of a fixed monthly amount for consumption in popular neighbourhoods served by Edenor, which will be payable to Edenor together with the acknowledgements of the Social Tariff Regime approved by Resolution No. 771/2024 and its amendments, as from February 2025, as validated by ENRE and OCEBA. Each payment will be deducted from the recognition of the total consumption of the community meters of the popular neighbourhoods.

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

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2014	126,467	24,860	19.7%
2015	132,110	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,530	25,950	19.6%
2018	133,010	25,906	19.5%
2019	128,946	24,960	19.4%
2020	127,307	25,124	19.7%
2021	133,877	26,373	19.7%
2022	138,775	27,158	19.6%
2023	140,883	27,676	19.6%
2024	140,227	26,827	19.1%
Source: CAMMESA

(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia Wholesale Electricity Market, or WEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

In 2024, the demand of electricity amounted to 26,827 GWh, which represented a 3.1% decrease as compared to 2023, whereas the WEM’s demand amounted to 140,227GWh (-0.5% interannual). The variation in Edenor’s demand was mainly due to temperature, elasticity, and the level of the economic activity.

Capacity demand

As of December 31, 2024, the electricity demand was covered as follows: 51% (thermal), 23% (hydro); 3% (imports); 7% (nuclear) and 16% (renewable).

Regarding hydroelectric generation, during 2024 there was a slight reduction in its share compared to 2023, a year in which there was excess flow in the Paraná (Yacyreta) and Uruguay (Salto Grande) river basins.

On the other hand, nuclear dispatch has decreased compared to its usual values due to the prolonged maintenance of the Atucha I Nuclear Power Plant. The duration of this, is 30 months from October 2024.

As compared to the previous year, the consumption of fuel oil decreased 65.4%, whereas that of diesel fuel and mineral coal decreased by 27.3% and 51.5%, respectively. Furthermore, the consumption of natural gas for electric power generation increase 9% as compared to 2023. It is worth pointing out that after the coming into service, as from September 2023, of the GPNK (Gasoducto Presidente Néstor Kirchner) gas pipeline, almost all the natural gas for electric power generation (90%) is of national origin, with daily shortages being supplied with LNG and without the need to purchase gas from Bolivia (as in prior years); a situation which is expected to continue over the next year.

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

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,642 employees and contracts with third-party services companies that count with 7,469 employees as of December 31, 2024. See “Item 6. Directors, Senior Management and Employees—Employees.”

Our principal material and supply expenses consist of purchases of wire and transformers (i.e., electromagnetic devices used to change the voltage level of alternating-current electricity), which we use to maintain our network.

Summary of Historical Results of Operations

On July 23, 2024, we incorporated a new entity called Edenor Tech S.A.U. in the form of a sole-shareholder company (sociedad anónima unipersonal), under the laws of the Argentina Republic with an equity of Ps. 100,000,000, represented by 100,000,000 shares each carrying one vote per share. The share capital was subscribed 100% by Edenor.

Therefore, the Group presents Consolidated Financial Statements including the financial information of both Edenor and Edenor Tech S.A.U. For the presentation of the Consolidated Financial Statements, the full consolidation method has been applied to Edenor Tech SAU, following the procedure set forth in IFRS 10.

-                  Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

Within the framework of the improvement in the Company’s economic performance, mainly as a consequence of the recent electricity rate increases and the regularization of both the sector and the Company’s economic and financial equation that is expected to happen in the near future, the Company’s management began to carry out different reviews of its processes. In this context, in connection with the preparation of its financial statements as of and for the year ended December 31, 2024, an error was identified in the determination of the deferred tax liability relating to the Property, plant and equipment that generated an overstatement of the deferred tax liability.

In accordance with current regulations, additions to Property, plant and equipment subsequent to January 1, 2018 may be adjusted for inflation for purposes of calculating depreciation deductions for income tax purposes. However, for the deferred tax calculation, the tax base was considered at historical values, causing a distortion that overstated the deferred tax liability.

Consequently, the original tax values for the 2018-2024 periods were adjusted, thus affecting the methodological comparison that is carried out against the accounting balances in the determination of the deferred tax.

As a result of that which has been previously mentioned, the Company retroactively restated the impacted balances in its previously-issued financial statements, correcting the error detected, with the impacts on the financial statements as of December 31, 2023 and 2022 (for further information, see note 1 to the Financial Statements). The Company’s Executive Committee analysed whether the retroactive restatement triggered the procedure of ‘Refund of erroneously awarded compensations’ included in the Company´s Recovery Policy approved by the Board of Director pursuant to Rule 10D-1 of the Securities Exchange Act and determined that it is not necessary to implement said clawback procedure.

The following table provides a summary of our operations for the years ended December 31, 2024, 2023 and 2022.

Statement of comprehensive income (loss)

	2024	2023	2022
		Restated (1)	Restated (1)
	Ps.	Ps.	Ps.
Revenue (2)	2,043,127	1,526,735	1,395,852
Electric power purchases	(1,166,395)	(999,413)	(971,291)
Subtotal	876,732	527,322	424,561
Transmission and distribution expenses	(482,136)	(466,946)	(373,737)
Gross margin	394,596	60,376	50,824

Selling expenses	(203,689)	(180,230)	(160,529)
Administrative expenses	(172,719)	(164,813)	(134,272)
Other operating income	59,149	55,171	70,582
Other operating expense	(35,251)	(31,334)	(38,475)
(Loss) Income from interest in joint ventures	(13)	(21)	(37)
Operating result	42,073	(260,851)	(211,907)

Agreement on the Regularization of Obligations	-	430,587	122,991

Financial income	1,224	800	442
Finance costs	(340,412)	(695,612)	(595,224)
Other financial results	(120,021)	(68,130)	(9,695)
Net finance costs	(459,209)	(762,942)	(604,477)

Monetary gain (RECPAM)	610,414	989,926	675,514

Gain (Loss) before taxes	193,278	396,720	(17,879)

Income tax	78,850	(205,333)	(26,135)

Gain (Loss) for the year	272,128	191,387	(44,014)

Gain (Loss) for the year attributable to:
Owners of the parent	272,128	191,387	(44,014)
Gain (Loss) for the year	272,128	191,387	(44,014)

Other comprehensive(loss) income
Items that will not be reclassified to profit or loss
Results related to benefit plans	3,497	(3,152)	(4,436)
Tax effect of actuarial results on benefit plans	(1,224)	1,103	1,553
Total other comprehensive results	2,273	(2,049)	(2,883)

Comprehensive income (loss)for the year attributable to:
Owners of the parent	274,401	189,338	(46,897)
Comprehensive (loss) profit for the year	274,401	189,338	(46,897)

Basic and diluted gain (loss) per share:
Gain (Loss) per share (argentine pesos per share)	311.00	218.7	(50.3)

Basic and diluted profit (loss)per ADS (3):
Earnings (Loss)per ADS (argentine pesos per ADS)	6,220.0	4,374.6	(1,006.0)

	6,220.0	4,374.6	(1,006.0)
(1)	Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.(See note 1 to the Financial Statements)
(2)	Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year.
(3)	Each ADS represents 20 Class B common shares.
(4)	Revenue.

Year Ended December 31, 2024 compared with Year Ended December 31, 2023.

Revenue from sales

Revenue from sales increased by 34%, to Ps. 2,043,127 million for the year ended December 31, 2024, from Ps.1,526,735, million for the year ended December 31, 2023. This increase was mainly due to tariff updates, which implied a CPD increase of 319.2% in February, 3.0% in August 3.0% in September, 2.7% in October, 6.0% in November and 5.0% in December 2024, in addition to the increases in seasonal purchase prices.

Electric Power Purchases

The amount of electric power purchases increased by 17%, to Ps.1,166,395 million for the year ended December 31, 2024, from Ps.999,413 million for the year ended December 31, 2023. This increase was mainly due to the effect of the changes in the seasonal prices. The energy demand had a decrease of 3.1% in GWh and energy losses slightly increased around 0.3%, as compared to 2023.

Our volume of electric power purchases for the year ended December 31, 2024amounted to 26,827 GWh, which represented a 3.1%% decrease in demand as compared to 2023.

Energy losses slightly increased to 15.2% for the year ended December 31, 2024, compared to 14.9% for the year ended December 31, 2023. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Tariffs—Recognition of Cost of Energy Losses”.

Transmission and Distribution Expenses

Transmission and distribution expenses increased by 3.3% to Ps. 482,136 million for the year ended December 31, 2024, compared to Ps. 466.946 million for the year ended December 31, 2023. This increase was mainly due to an increase in ENRE penalties due to the increase in the value of kWh considered for the valuation of penalties and to the increase in supplies consumption due to the increase in costs because of the inflationary context.

As a percentage of revenue from sales, transmission and distribution expenses decreased to 23.6% for the year ended December 31, 2024, from 30.6% for the year ended December 31, 2023, due to the increase in revenue as a result of tariff increases.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2024		% of 2024	2023		% of 2023
			net sales			net sales

Salaries and social security taxes	160,000	33.2%	7.8%	165,965	35.5%	10.9%
Supplies consumption	34,780	7.2%	1.7%	22,464	4.8%	1.5%
Fees and remuneration for services	104,173	21.6%	5.1%	106,716	22.9%	7.0%
Depreciation of property, plant and equipment	121,577	25.2%	6.0%	141,752	30.4%	9.3%
ENRE penalties	25,293	5.2%	1.2%	12,844	2.8%	0.8%
Security service	16,161	3.4%	0.8%	6,336	1.4%	0.4%
Pension plans	9,582	2.0%	0.5%	3,637	0.8%	0.2%
Others	10,570	2.2%	0.5%	7,232	1.4%	0.5%
Total	482,136	100%	23.6%	466,946	100%	30.6%

Gross profit

Our gross profit, including transmission and distribution expenses, increased to Ps. 394,596 million for the year ended December 31, 2024, from Ps. 60,376 million for the year ended December 31, 2023. This increase was mainly due to the CPD increases, as mentioned above.

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses increased by 13% to Ps. 203,689 million for the year ended December 31, 2024, from Ps.180,230 million for the year ended December 31, 2023. This increase was mainly due to an increase in ENRE penalties due to the increase in the value of kWh considered for the valuation of penalties.

Selling expenses represented 9.9% and 11.7% of net sales in the years ended December 31, 2024 and 2023, respectively, due to the increase in revenue as a result of tariff increases.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2024		% of 2024	2023		% of 2023
			net sales			net sales
Salaries and social security taxes	20,259	9.9%	1.0%	22,915	12.7%	1.5%
Allowance for the impairment of trade and other receivables	9,474	4.7%	0.5%	14,506	8.0%	1.0%
Depreciation of property, plant and equipment	18,117	8.9%	0.9%	21,124	11.7%	1.4%
Fees and remuneration for services	44,942	22.1%	2.2%	41,119	22.8%	2.7%
ENRE penalties	55,378	27.2%	2.7%	27,763	15.4%	1.8%
Taxes and charges	31,455	15.4%	1.5%	23,365	13.0%	1.5%
Public relations and marketing	9,145	4.5%	0.4%	14,472	8.0%	0.9%
Communications expenses	6,070	3.0%	0.3%	5,280	2.9%	0.3%
Others	8,849	4.3%	0.4%	9,686	5.5%	0.6%
Total	203,689	100%	9.9%	180,230	100%	11.7%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased by 4.8%, to Ps. 172,719 million for the year ended December 31, 2024, from Ps. 164,813 million for the year ended December 31, 2023. This increase was mainly due to an increase in fees and remuneration for services and salaries because of the inflationary context and taxes and charges particularly in the tax on debits and credits due to the increase in the amounts of collections.

As a percentage of revenue from sales, administrative expenses decreased to 8.3% for the year ended December 31, 2024, from 10.8% for the year ended December 31, 2023, due to the increase in revenue as a result of tariff increases. The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2024		% of 2024	2023		% of 2023
			net sales			net sales
Salaries and social security taxes	47,671	27.6%	2.3%	52,316	31.7%	3.4%
Leases and insurance	5,535	3.2%	0.3%	4,053	2.5%	0.3%
Fees and remuneration for services	70,377	40.7%	3.4%	64,544	39.2%	4.2%
Depreciation of right-of-use asset	7,434	4.3%	0.4%	4,313	2.6%	0.3%
Depreciation of property, plants and equipments	14,865	8.6%	0.7%	17,332	10.5%	1.1%
Taxes and charges	18,980	11.0%	0.9%	15,230	9.2%	1.0%
Supplies consumption	2,850	1.7%	0.1%	1,622	1.0%	0.1%
Others	5,007	2.8%	0.2%	5,403	3.3%	0.4%
Total	172,719	100%	8.3%	164,813	100%	10.8%

Other operating income (expenses)

Other operating (expenses) income include provision for contingencies and debit and credit tax. Other operating income (expenses), remain almost the same, from a net income of Ps. 23,837 million for the year ended December 31, 2023, to a net income of Ps. 23,898 million for the year ended December 31, 2024. The variation responds to the increase in line “Investment plan - Agreement on the Regularization of Obligations” due to the Company has complied with the works plan set forth in the agreement signed on May 10, 2019, with de SE; compensated by a decrease in income from framework agreement and a decrease in income from customer surcharges,

Operating result

Our operating income increased from a loss of Ps. 260,851 million for the year ended December 31, 2023 to a gain of Ps. 42,073 million for the year ended December 31, 2024, mainly due to the tariff updates, which implied an increase in the CPD of the Company.

Net Finance Costs

Net finance costs totalled Ps. 459,209 million for the year ended December 31, 2024, compared to Ps.762,942 million for the year ended December 31, 2023. This decrease in the net loss is mainly due to the decrease in commercial interest on the debt that Edenor maintains with CAMMESA, since the debt for energy purchases is being paid in full from the due dates of April 2024.

Income Tax

Our income tax showed a gain of Ps.78,850 million in the year ended December 31, 2024, compared to a loss of Ps.205,333 million for the year ended December 31, 2023. This variation was due to the update of tax loss carryforward from previous years, plus a lower deferred tax liability for PP&E due to the update of the tax base.

Gain for the year

We recorded a gain of Ps.272,128 million for the year ended December 31, 2024, compared to a gain of Ps.191,387 million for the year ended December 31, 2023. This is mainly due to the increase in s revenues before mentioned; the decrease in accrued interest with CAMMESA, since the debt for energy purchases is being paid in full from the due dates of April 2024; and a gain from income tax as a result of the update of tax losses from previous years, in addition to a lower deferred tax liability for PP&E.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023 specifically as well as the year-over-year comparison of our 2023 financial performance to 2022 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2023 filed on April 24, 2024 under “Item 5. Operating and Financial Review and Prospects.” However, some figures from the 2023 and 2022 Financial Statements have been restated; the explanation provided therein remain unchanged, except for the following:

i.	Income Tax

Our income tax showed a loss of Ps.205,333 million in the year ended December 31, 2023, compared to a loss of Ps.26,135 million for the year ended December 31, 2022. This increase was mainly due to the loss generated by the inflationary impact on the accumulated tax loss carryforward and the increase in the deferred tax liability of property, plant and equipment.

ii.	Gain (Loss) for the year

We recorded a gain of Ps.191,387 million for the year ended December 31, 2023, compared to a loss of Ps.44,014 million for the year ended December 31, 2022. This is mainly due to the impact of the result from exposure to inflation of the Company's monetary liabilities and to the recognition of the gain generated as a result of the Agreement on Regularization of Payment Obligations with CAMMESA

.

Liquidity and capital resources

Sources and Uses of Funds

The Company shows an improvement in its economic performance, mainly as a consequence of the recent electricity rate increases. In this regard, the likelihood of periodic rate adjustments and reduction of subsidies in the short term, as well as the ongoing 2025-2029 Tariff Review, will allow for the gradual regularization of the Company’s electricity rate situation and, thereby, of its economic and financial equation, thus ensuring the economic self-sufficiency of the electricity system and giving rise to a foreseeable future.

In particular, the electricity rate adjustments of February 2024 implied an increase in the CPD of 319.2% (Note 2.b), which resulted in an increase of the Company’s gross profit for the current period. Additionally, monthly adjustments of the CPD were provided for from August 2024 until February 2025, 4 % on average. It is worth mentioning that the automatic and monthly adjustments of the CPD that were to take place between May and July 2024 were postponed pursuant to the communications received from the National Economy Ministry and the Energy Secretariat. These pending adjustments are expected to be incorporated into the ongoing Tariff Review process.

Furthermore, the economic, financial, fiscal, pension, tariff, health, social and administrative emergency established by Executive Order No. 70/2023, issued by the Executive Branch, will remain in effect until December 31, 2025. In this context, on July 8, 2024, the Official Gazette published the Bases Law No. 27,742, which introduces a series of major reforms aimed at restructuring the country’s economic and administrative framework. The main reforms included in this law are as follows:

•	Economic deregulation: The Bases Law introduces broad deregulation measures to reduce government intervention in the economy. This includes simplifying business regulations and reducing bureaucratic obstacles for companies. In this regard, the law includes without limitation, the amendment to and derogation of regulations in the following areas: (i) public administration organization; (ii) administrative procedure; (iii) conflict resolution with the Government; (iv) regulations applicable to commercial companies; (v) financial administration regime; (vi) obligations and contracts regime reinforcing the principle of contractual autonomy, and (vii) promotion of and incentives to large investments.
•	Privatization of state-owned companies: The Bases Law provides for the privatization of several state-owned companies, including, among other, Intercargo S.A.U., Agua y Saneamientos Argentinos S.A., Belgrano Cargas y Logística S.A., Operadora Ferroviaria Sociedad del Estado (Trenes Argentinos), Corredores Viales S.A. and Energía Argentina Sociedad Anónima (ENARSA). This measure aims at reducing government spending and increasing efficiency through private management.
•	Labor market reforms: The Bases Law introduces changes to labor laws in order to make the labor market more flexible. This includes measures to reduce the cost of hiring and laying off employees, as well as measures to promote employment through more flexible working conditions. The labor-related chapter of the Bases Law provides for the elimination of fines for unregistered employment, a six-month trial period and the setting-up of a severance fund.
•	Investment incentives: An Incentive Regime for Large Investments (“RIGI”) is created, which establishes benefits for national and foreign companies that invest in projects “conducive to the prosperity of the country” for an amount equal to or exceeding U.S.$ 200 million. On August 23, 2024, the Argentine government published Executive Order No. 749/2024 in the Official Gazette, approving the implementation of the RIGI within the framework of the Bases Law.
•	Public sector reforms: The Bases Law includes measures to streamline the public sector, reduce its employment costs and improve the efficiency of government services.
•	Decentralization: The Bases Law promotes decentralization by increasing the fiscal and administrative autonomy of provincial governments. This measure aims at promoting regional development and reducing the concentration of power in the central government.

These measures aim at creating a dynamic, efficient and competitive economy in Argentina, although they have faced significant opposition from opposition parties and leaders concerned about potentially negative impacts on social welfare and public services.

Furthermore, the context of volatility and uncertainty continues as of the date of this Report. At this point in time, neither the development of the reforms proposed by the new administration nor the new measures that could be announced can be predicted. The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, the Company continues making the investments necessary, both for the efficient operation of the network and for maintaining and even improving the quality of the service.

Therefore, the Company’s financial statements must be read in the light of these circumstances.

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic that the RT process currently underway will allow the Company to operate under a regulatory framework with clear and precise rules and with reasonable electricity rates, which will make it possible to meet the costs associated with both the provision of the service and the need for investments to satisfy the demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability and within a framework of energy supplied in accordance with the WEM’s possibilities. Therefore, the financial statements have been prepared using the ongoing concern basis of accounting.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so we cannot assure that we will be able to obtain additional financing on acceptable terms (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt”). As of December 31, 2024 and 2023, our cash and cash equivalents amounted to Ps. (31,551) million and Ps. 19,877 million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year endedDecember 31
	2024	2023
Cash and cash equivalents at beginning of year	19,877	11,054
Net cash flows generated by operating activities	245,917	155,642
Net cash flows used in investing activities	(567,245)	(172,168)
Net cash flows generated by (used in) financing activities	265,176	15,979
Result from exposure to inflation	(426)	(451)
Financial results in cash and cash equivalents	5,150	9,821
Cash and cash equivalents at the end of year	(31,551)	19,877

Net Cash flows generated by operating activities

Net cash flows generated by operating activities increased by 58%, to Ps. 245,917 million in the year ended December 31, 2024, from Ps. 155,642 million in the year ended December 31, 2023. Changes in net cash flows generated by operating activities were primarily due to the increase in revenues mainly due to tariff updates, and CPD increases.

Net Cash flows used in investing activities

Net cash flows used in investing activities increased by 229%, to Ps. 567,245 million in the year ended December 31, 2024, compared to Ps. 172,168 million in the year ended December 31, 2023. Changes in net cash flows used in investing activities in 2024 were primarily due to an increase in purchases of mutual funds and negotiable instruments of Ps. 295,832 million and increase in payments of property, plant and equipment of Ps. 99,128 million.

Net Cash flows generated by financing activities

Net cash flows generated by financing activities increased to Ps. 265,176 million in the year ended December 31, 2024, compared to Ps. 15,979 million in the year ended December 31, 2023, mainly due to the issuance of class No.5, 6 and 7 Corporate Notes.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures:

	Year ended December 31,
	2024	2023

HV Network structure	113,548	55,650
MV Network structure	31,799	24,633
LV Network structure	62,288	56,982
Network improvements	134,577	94,880
Buildings, software, furniture, tools and equipment	47,003	37,074
Total	389,215	269,219

Investments made in 2024 amounted to Ps. 389,215 million in constant currency. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service, object of the concession, under reliable conditions.

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

-	Issuance of Class No. 5 and Class No. 6 Corporate Notes

The Company approved the terms and conditions of issue of Class No. 5 and Class No. 6 Corporate Notes, for an aggregate nominal value of U.S.$ 50,000,000, which may be extended to U.S.$ 175,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated July 26, 2024.

On August 5, 2024, the Company issued Class No. 5 and Class No. 6 Corporate Notes, for a nominal value of U.S.$ 81,920,187 and Ps. 17,313 million respectively.

The new Class No. 5 Corporate Notes were paid-in according to the following detail: (i) U.S.$ 6,881,682 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Consideration; and (ii) U.S.$ 75,038,505 relates to the Regular Integration Tranche. The exchange consideration for each U.S.$ 1 principal amount of Class No. 2 Corporate Notes that the Eligible Holders thereof submitted for the integration in kind of Class No. 5 Corporate Notes is of U.S.$ 1,035 principal amount of Class No. 5 Corporate Notes.

Consequently, Class No. 2 Corporate Notes for a nominal value of U.S.$ 6,649,091 (value including paid-in surplus: U.S.$ 6,881,682) have been settled, with the remaining balance of outstanding nominal value (U.S.$ 20,584,368) maturing on November 22, 2024.

The principal on Class No. 5 Corporate Notes will be repaid in a lump sum on August 5, 2028. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.5%, payable semiannually in arrears on February 5 and August 5 of each year, commencing on February 5, 2025.

With regard to Class No. 6 Corporate Notes, the principal thereon will be repaid in a lump sum on August 5, 2025. Furthermore, they will accrue interest at a floating rate equivalent to the Private BADLAR rate (relating to the simple average interest rate for term deposits over one million Argentine pesos with a maturity of 30 to 35 days of private banks published by the BCRA), plus an annual fixed margin of 7%, payable quarterly in arrears on November 5, 2024, February 5, May 5, and August 5, 2025.

-	Issuance of Class No. 7 Corporate Notes

The Company approved the terms and conditions of issue of Class No. 7 Corporate Notes, whose public offering is exclusively intended for (i) in the United States, “Qualified Institutional Buyers”, as defined in Rule 144A of the Securities Act of 1933 of the United States, and (ii) outside the United States, as defined in Rule 902 of the aforementioned Act, for a maximum issue amount of up to U.S.$ 150,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of both the Prospectus Supplement dated October 10, 2024 and the First Amendment to the Supplement dated October 17, 2024.

Furthermore, on October 10, 2024, the Company launched the offer to exchange the Class No. 1 Corporate Notes issued by the Company maturing on May 12, 2025 for a nominal value outstanding of U.S.$ 55,244,538 for New Class No. 7 Corporate Notes (“Class No. 7 Additional Corporate Notes”), denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2030, in the framework of the Global Program for the Issuance of Simple Corporate Notes.

On October 24, 2024, the Company issued Class No. 7 Corporate Notes for a nominal value of U.S.$ 135,000,000. The issuance was below par, with the issuance total value thus amounting to U.S.$ 131,157,900.

The offer to exchange the Class No. 1 Corporate Notes issued by the Company due May 12, 2025 for Class No. 7 Additional Corporate Notes resulted in 85.12% acceptance, equivalent to U.S.$ 47,025,871 (with the above-mentioned due date remaining in effect for 14.88%, i.e. U.S.$ 8,218,667).

Consequently, on October 25, 2024, the Company issued Class No. 7 Additional Corporate Notes for a total amount of U.S.$ 48,789,286 nominal value as total consideration for the Tender Orders and made Payment of Accrued Interest for U.S.$ 2,062,782 in cash. For each U.S.$ 100 principal amount of Existing Corporate Notes validly tendered and accepted under the Exchange Offer, each Eligible Holder received U.S.$ 103.75 principal amount of Class No. 7 Additional Corporate Notes, plus the applicable Payment of Accrued Interest.

Therefore, after the issuance of the Additional Corporate Notes related to the Exchange Offer, the total outstanding principal amount of Class 7 Corporate Notes is U.S.$ 183,789,286.

The principal on Class No. 7 Corporate Notes will be repaid in three payments to be made on October 24, 2028, October 24, 2029 and October 24, 2030, relating to 33.33%, 33.33% and 33.34% of principal, respectively. Furthermore, they will accrue interest at a fixed annual nominal rate of 9.75%, payable semiannually in arrears on April 24 and October 24 of each year, commencing on April 24, 2025.

As of December 31, 2024, an amount of $ 3,447 (U.S.$ 3,102,461) has been recognized in the Other finance income (costs) account as recognized additional to the Eligible Holders that submitted their corporate notes for the integration in kind of Classes Nos. 3, 5 and 7 Corporate Notes.

Furthermore, an amount of $ 14,918 was disbursed as issuance expenses of the new Classes Nos. 3, 4, 5, 6 and 7 Corporate Notes.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 1, 2, 3, 4, 5, 6 and 7 Corporate Notes, according to which the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of December 31, 2024, the values of the aforementioned ratios meet the established parameters.

On September 24, 2024, the CNV authorized the extension for a term of five years of the Company’s Corporate Notes Program for up to U.S.$ 750,000,000 Resolution No. 20,503, whose original maturity was October 23, 2024.

Furthermore, on October 31, 2024, Moody’s Local Argentina upgraded the Company’s long-term local and foreign-currency issuer rating to A.ar from BBB+.ar., with the outlook remaining stable.

Moreover, on February 6, 2025, S&P Ratings upgraded the Company’s long-term local and foreign-currency issuer rating to CCC from CCC+, with stable outlook.

In 2024 and in the first months of 2025, credit rating agencies S&P Ratings, Moody’s Local Argentina and Fix SCr improved their credit ratings for the Company’s long-term debt issued in local and foreign currency, including its Corporate Notes. This implies an improvement in those agencies’ assessment of Edenor’s capacity to meet its financial commitments.

The Company’s Corporate Note’s debt structure is as follows:

		in USD					in millions of ARS
Corporate Notes	Class	Debt structure at 12/31/2023	Exchange	Issue	Payment	Debt structure at 12/31/2024	Debt structure at 12/31/2023	Debt structure at 12/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	(21,244,793)	-	108,565	-
Floating rate - Maturity 2025 (*)	4	-	-	24,301,486	-	24,301,486	-	25,583
Fixed rate - Maturity 2025	1	55,244,538	(47,025,871)	-	-	8,218,667	97,709	8,572
Floating rate - Maturity 2025 (*)	6	-	-	16,776,504	-	16,776,504	-	17,189
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	-	95,762,688	-	98,197
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	-	81,920,187	-	82,200
Fixed rate - Maturity 2028/29/30	7	-	48,789,286	131,157,900	-	179,947,186	-	180,265
Total		116,189,538	3,102,461	308,879,513	(21,244,793)	406,926,719	206,274	412,006

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2024.

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

As of December 31, 2024, total accrued fines and penalties amounted to Ps. 62,124 million, of which Ps. 55,086 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps. 7,038 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below:

		in USD					in millions of ARS
Corporate Notes	Class	Debt structure at 12/31/2023	Exchange	Issue	Payment	Debt structure at 12/31/2024	Debt structure at 12/31/2023	Debt structure at 12/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	(21,244,793)	-	108,565	-
Floating rate - Maturity 2025 (*)	4	-	-	24,301,486	-	24,301,486	-	25,583
Fixed rate - Maturity 2025	1	55,244,538	(47,025,871)	-	-	8,218,667	97,709	8,572
Floating rate - Maturity 2025 (*)	6	-	-	16,776,504	-	16,776,504	-	17,189
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	-	95,762,688	-	98,197
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	-	81,920,187	-	82,200
Fixed rate - Maturity 2028/29/30	7	-	48,789,286	131,157,900	-	179,947,186	-	180,265
Total		116,189,538	3,102,461	308,879,513	(21,244,793)	406,926,719	206,274	412,006

Item 6.	Directors, Senior Management and Employees

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

The Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024 appointed the members and alternate members of the Board of Directors for fiscal year 2024.

The Board of Directors Meeting held on August 6, 2024 accepted the resignation of Mr. Neil Bleasdale from his position as President and member of the Executive Committee. In this regard, the reorganization of the Board and the appointment of Mr. Daniel Marx as President and member of the Executive Committee to replace him, were approved, effective as of August 31, 2024 for the purposes of an orderly transition.

As of the date of this annual report the Board of Directors’ composition is as follows:

Name	Class	Position	Year of appointment
Marx, Daniel	A	Chairman	2024
Macek, Esteban Gabriel*	A	Vice-chairman / Independent	2024
Bleasdale, Neil Artur	A	Regular	2024
Mallo Huergo Ricardo Nicolás	A	Regular	2024
Vila Eduardo Marcelo	A	Regular	2024
Volosin Edgardo Alberto	A	Regular	2024
Zin Federico Claudio*	A	Regular / Independent	2024
Sicardi de Estrada, Alejandro	B & C	Regular / Independent	2024
Eliceche Santiago	B & C	Regular / Independent	2024
Abba Luis María	B & C	Regular / Independent	2024
Freigedo Javier	B & C	Regular / Independent	2024
Bevilacqua Flavia	B & C	Regular / Independent	2024
Pino Diego Hernán	A	Alternate	2024
Álvarez Sebastián	A	Alternate	2024
Grieco María Teresa	A	Alternate /Independent	2024
Mazer Pedro Iván	A	Alternate /Independent	2024
Maletta Mirta Silvia	A	Alternate /Independent	2024
Marcó Pilar	A	Alternate	2024
Marré Paola	A	Alternate	2024
Lago Marianela	B & C	Alternate /Independent	2024
Castrogiovanni Hernán	B & C	Alternate /Independent	2024
Marra Gastón	B & C	Alternate /Independent	2024
Gallino Guido	B & C	Alternate /Independent	2024
Boichuca Gabriela	B & C	Alternate /Independent	2024

* Independent under Argentine law and under Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

The following is a brief description of our current directors’ and alternate directors’ background, experience and principal business activities:

Daniel Marx was born on April 16, 1963. He holds a degree in Economics from the University of Buenos Aires. He is currently the Executive Director of Quantum Finanzas, a financial advisory firm based in Buenos Aires. He has extensive experience in the public and private sectors, having held various executive positions such as head of the corporate department of Banco Río de la Plata, director of BCRA, managing director of Darby Overseas Investments, managing director of MBA Merchant Bankers Asociados and responsible for the restructuring of Grupo Arbol Solo - Inversiones Unidas. He was Secretary of Finance at the Ministry of Economy of Argentina from 2000 to 2001 and Chief Debt Negotiator from 1988 to 1993.

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

Eduardo Marcelo Vila was born on October 23, 1964 and graduated as a lawyer and public notary at the University of Mendoza. He has extensive experience in business consulting, mainly in regulated activities and in those subject to government control, such as media and companies that provide public services, especially in the electricity sector. For 20 years, he has been the director of the legal affairs department of Grupo América, one of the main multimedia companies in Argentina, where he has been in charge of all the legal issues related to the group in Argentina and abroad, and obtained vast experience in the communication services and information technology sectors, as well as in various companies related to real estate development, technology startup, fintech and family office activities. Also, as a member of the board of directors of some of the companies of the group, he has participated in local and international debt restructurings, acquisitions and sales of stock packages, mergers, and corporate and business restructuring processes. Likewise, he has advised Empresa Distribuidora de Electricidad de Mendoza S.A. (EDEMSA), the main electric power distribution company in the province of Mendoza. Since 2024, he is a regular member of the board of directors of EDENOR TECH S.A.U.

Edgardo Alberto Volosin was born on May 18, 1953 and is a lawyer. Between 1987 and 1990, he served as the manager of human resources and legal affairs departments of the industrial companies of the Perez Companc Group. Between 1990 and 1992, he served as the director of human resources department at Telecom Argentina. Between 2002 and 2015, he worked at Edenor as director of the human resources and legal affairs department, then as director of the corporate affairs department, and finally as CEO of the company. Between 2016 and 2018, he served as the director of the public services area of the Province of Buenos Aires. Currently, he is Chairman of ADEERA. Since 2024, he is a regular director of EDENOR TECH S.A.U.

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

Alejandro Sicardi de Estrada was born on May 18, 1962. He graduated as a lawyer from the University of Buenos Aires in 1993. He obtained a Master's degree in Social Security and a Master's degree in Pension Funds Administration at the University of Alcalá de Henares, Spain. Since 2006 he has been owner of the law firm Alejandro Sicardi & Asociados. From 2021 to 2024 he worked as auditor for the Unión Obrera de la Construcción de la República Argentina (UOCRA) and the Obra Social para Empleados de la Construcción (OSPECOM). Between 2009 and 2016 he was director of the Obra Social de la Policía Metropolitana (OSPOME). In the academic field, he is currently professor of Social Security at the Faculty of Labour Relations of the UOCRA Institute.

Santiago Eliceche was born on January 20, 1979. He graduated with a degree in Economics from the University of Buenos Aires. Between 1998 and 2008 he began his career in the financial sector at the Superintendence of AFJP. From 2009 to 2023 he worked as an analyst in the Operations and Credit Risk Departments of the Sustainability Guarantee Fund of ANSES. Since January 2024 he has held the position of General Director of Control of the FGS.

Luis Maria Abba was born on July 22, 1972. He holds a degree in Economics from the National University of Cordoba (Argentina) and a Master's degree in Finance and Public Policy from the Di Tella University. Since December 2023, he has been the Operational Director of the Sustainability Guarantee Fund of the National Social Security Administration (ANSES). He has extensive experience in the analysis of different financing structures in the Argentine capital market.

Javier Freigedo was born on February 19, 1987. Graduated as a lawyer at the University of Buenos Aires in 2015. He worked at the General Office of Legal Affairs of ANSES until 2020, when he has been appointed as coordinator of corporate affairs of the Sustainability Guarantee Fund of ANSES.

Flavia Bevilacqua, born on July 30, 1984, lawyer from the Pontificia Universidad Católica Argentina (2008), Master in Economic Business Law from the UCA (2014). She worked as a lawyer at the law firm Garrido Abogados (2006-2010) and Bevilacqua (2014-2021). She worked at the General Directorate of Legal Affairs of the Argentine Air Force (2012-2014). She currently works as Coordinator of the Production, Industry and Services Sector of the General Directorate of Strategic Management and Corporate Affairs of the Sustainability Guarantee Fund of the ANSES.

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

Sebastián Álvarez was born on June 20, 1965. He is a public accountant, graduated from the University of Buenos Aires. He has been a member of the board of directors of Transclor S.A. since 2005. Prior to joining Transclor, he worked in the tax department of Canale food company. Later, he went to Gustavo Leers company, covering roles in the administrative and foreign trade areas. Also, he worked at Frigorífico Ramallo as administrative manager, and later as partner of a consulting and tax law firm. Since 2001, he has worked at the Issuer Company in different management roles. Since 2024, he is a regular member of the board of directors of EDENOR TECH S.A.U.

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

Paola Marre was born on September 30, 1978. She is a lawyer, graduated from the Universidad Nacional de Cuyo in 2004. Her professional activity has been oriented in the field of legal advice in the private sector, as well as in Empresa Distribuidora de Electricidad de Mendoza S.A. (EDEMSA). She currently works at Grupo América.

Pilar Marco was born on March 11, 1984. She is a lawyer, graduated from the University of Buenos Aires in 2007. From 2012 to 2022 she worked as an associate at Bruchou & Funes de Rioja in the corporate department. She currently works as Legal Manager at Hidrocarburos del Norte S.A. In the academic field, she holds a Master's degree from the University of Virginia School of Law.

Marianela Lago is a lawyer graduated from the National University of La Plata, and she has a specialization in Administrative and Economic Law from the Catholic University of Argentina. She works as a lawyer at ANSES and is currently in charge of the coordination, monitoring and corporate management of the energy sector of the Sustainability Guarantee Fund of ANSES.

Hernan Castrogiovanni, was born on February 14, 1980. He holds a degree in Administration from the University of Buenos Aires. In the academic field, he holds a Master's degree in Energy. He works as Coordinator in the Productive Projects Department of the Sustainability Guarantee Fund of the National Administration of Social Security (ANSES).

Gaston Ignacio Marra, born on August 17, 1970, holds a degree in Organizational Information Systems and in Business Administration, both from the School of Economics, University of Buenos Aires. Since April 2017 he has been working at the National Social Security Administration as a Management Advisor, working in that body since 2014. He is also Assistant Professor of ‘Audit and Control of Information Systems’ at the Faculty of Economics, University of Buenos Aires.

Guido Gallino was born on March 16, 1988. He is a lawyer graduated from the University of Buenos Aires. He works as Legal Coordinator of Monitoring and Corporate Management of the Financial and Diversified Sector of the General Department of Strategic Management and Corporate Affairs of the Sustainability Guarantee Fund of the National Administration of Social Security (ANSES). He is also a lecturer at the Faculty of Law and Social Sciences of the University of Buenos Aires, and Coordinator of the Postgraduate Course in Business Law at the same Faculty.

Gabriela Boichuca was born on January 17, 1984. She is an accountant, graduated from the University of Buenos Aires. She works at the Sustainability Guarantee Fund of the National Social Security Administration (ANSES), analyzing and auditing financial statements. From 2014 to 2022 she worked at Grupo Isolux Corsán as a trustee.

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

Our Board of Directors has not designated a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees, as well as the responsibility of proposing options and subsequently implementing the specific decisions and policies on these issues. Due to the fact that he is a related party, our Chief Executive Officer’s remuneration has been approved by the Audit Committee and our Board of Directors. The aggregate remuneration paid to the members and alternate members of our Board of Directors, the members and alternate members of our supervisory committee and our senior management during 2024 was Ps.489,6 million, Ps.77.2 million and Ps.13,901 million at nominal currency, respectively.

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

The Law No. 26,831 (the “Capital Markets Law” or “CML”) imposes the following duties on members of the Board of Directors of Argentine public companies:

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

Executive Committee

On October 4, 2007, our Board of Directors created an Executive Committee, as contemplated by our by-laws and Argentine Law No. 19,550 (Commercial Companies Law), and delegated to the Executive Committee the authority to take certain actions on behalf of the board. The Executive Committee complements the work of the board by performing certain day-to-day tasks required to oversee our activity. By creating an Executive Committee, the board sought to increase the efficiency of our management. The Executive Committee is composed by Daniel Marx Edgardo Alberto Volosin and Eduardo Marcelo Vila.

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

Pursuant to our by-laws, one director is appointed by holders of our Class A common shares and one by holders of our Class B common shares. Our audit committee’s duties include:

•	monitoring our internal control, administrative and accounting systems;
•	supervising the application of our risk management policies;
•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;
•	rendering opinions on relevant transactions with related parties;
•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;
•	supervising external audit and evaluating their independence, plans and performance;
•	evaluating plans and performance of the internal audit; and
•	supervising the operations of the complaints channel.

As of the date of this report the compositions of our audit committee is as follows:

Name	Position	Class electing member
Macek Esteban Gabriel (1)	Chairman	Class A
Zin Federico Claudio (1)	Member	Class A
Alejandro Sicardi de Estrada (1)	Member	Class A

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

The members and alternate members of our supervisory committee as of December 31. 2024 were:

Name	Position	Class	Year of appointment
Carlos Esteban Cvitanich (1)	Chairman	A	2024
Javier Errecondo (1)	Regular	A	2024
Lisandro Vazquez Giménez (1)	Regular	B&C	2024
Carlos Borgatello (1)	Alternate	A	2024
Marcos Romero Carranza (1)	Alternate	A	2024
Vivian Haydee Stenghele (1)	Alternate	B&C	2024

(1)	Independent under Argentine law.

Carlos Esteban Cvitanich is an accountant graduated from the University of Buenos Aires. He has developed professional activities advising national and international companies in accounting, auditing, taxes, balance sheets, receiverships, mergers and acquisitions, and due diligence processes. He worked at PWC (Price Waterhouse Coopers) Firm from 1984 to 1999. He has been director of Multimedios Grupo América for more than 20 years. He has vast experience in the communication and information technology services sector, with dedication to the corporate area. He is also a regular member of the supervisory committee of Edenor Tech S.A.U.

Javier Errecondo is a lawyer from the University of Buenos Aires. He has specialized in banking law and capital markets, restructuring of sovereign and corporate debt, purchase and sale of share packages and structuring of investment vehicles. He has more than 35 years of experience representing companies, financial institutions, investment fund managers and high net worth individuals. He is registered to practice professionally in the City of Buenos Aires and in the City of New York. He was a foreign associate in the New York office of the law firm Shearman & Sterling from 1988 to 1992. Since 2004, he has been a founding member of the EGFA Lawyers firm. He is also a regular member of the supervisory committee of Edenor Tech S.A.U.

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

Carlos Borgatello has a degree in administration and finance. He has more than 35 years of experience in national and multinational companies of first level. He also has extensive knowledge of business in countries such as Brazil and Uruguay. He is currently an independent consultant in administration and finance. Previously, he worked as consulting and audit department partner at the consultants firms Gruslin, Martinez and Associates, and Rodriguez, Zachera and Associates. He is also an alternate member of the supervisory committee of Edenor Tech S.A.U.

Romero Carranza Marcos Amobrosio is a lawyer, graduated from the University of Buenos Aires (UBA) in 1990. He has specialized in areas related to maritime and land transportation, ports, banks, insurance, retail and basic industries, and advised companies and individuals related to these areas. He has been a member of several boards of directors of companies in Argentina with executive functions in legal and institutional areas. Since 2008, he has been a member of the law firm Romero Carranza, Rufino y Monsegur Abogados and he is also an alternate member of the supervisory committee of Edenor Tech S.A.U.

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

The Ethics and Corporate Governance Committee’s composition is as follows:

Name	Position
Marx Daniel	Chairman
Volosin Edgardo Alberto	Executive Director
Van Morlegan María José	Director of Legal and Regulatory Affairs
Ignacio Letemendia	Director of Human Resources

Senior Management

The following table sets forth information regarding our senior management, as of the date of this annual report:

Name	Current Position
Daniel Marx	Chairman and Chief Executive Officer
Edagrdo Volosin	Executive Director
María José Van Morlegan	Director of Legal and Regulatory Affairs
Fabiana Colombo	Director of Supply, Services and Logistics
Miguel Farrell	Technical Director
Ignacio Letemendia	Director of Human Resources
Ricardo Luttini	Internal Audit Director
Pablo Perez	Director of Operations and Customer Services
Diego Poggetti	Director of Information Technology and Telecommunications
Germán Ranftl	Chief Financial Officer

María José Van Morlegan graduated as a lawyer from the Universidad Católica Argentina and obtained a master’s degree and an MBA from IAE. She has extensive experience working at major law firms and managerial roles in financial and advisory entities by working for major companies. She has spent 12 years in the banking sector, serving as counsel to the Chairman of Banco Macro. She has also served during 3 years as Director of the FGS. She is also member of the supervisory committee of CAMMESA, Caja de Valores S.A. and BYMA. She represents the Company at CIER (Comité de Integración Energética Regional), ADEERA (Asociación de Distribuidores de Energía de la República Argentina) and ADELAT (Asociación de Distribuidoras de Energía Eléctrica Latinoamericana). She is also member of the Executive Board of CAE (Cámara de Sociedades Anónimas), MAI (Women Executives of IAE) and member of Women Corporate Directors.

Fabiana Colombo is a former CFO of Grupo América. Fabiana is an accountant, graduated from the University of Buenos Aires and has a certification in e-commerce finance from UCEMA and a degree from an executive program in corporate finance. She has specialized in administration and finance, budgeting, management and control. She has vast experience in finance, information and communication technologies, network deployment, audiovisual media and electronic commerce. Futhermore, she is a regular member of the board of directors of EDENOR TECH S.A.U.

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

Germán Ranftl is a public accountant from the University of Buenos Aires and obtained an MBA from UCEMA. He has spent 11 years in the banking sector, 8 of which he served as vice president of corporate finance and investment banking. Since 1998 and for five years, he was the chief financial officer of Supercanal S.A. and later joined Integra Investment SA as vice president, a consulting firm with international and Argentine transactions in mergers and acquisitions, capital markets and debt restructuring. He also served as EDEMSA’s chief financial officer and a regular member of the board of directors of EDENOR TECH S.A.U.

Risk Committee

Edenor has a Risk Committee which is composed of the Chief Executive Officer, the Executive Director, the Operational Directors, the Director of Internal Audit (who participates with voice but without voting rights), and the Compliance and Process Manager. The Chief Executive Officer serves as the Chair of the Committee and appoints a Vice Chair.

The Risk Committee is responsible for overseeing the development, implementation, and effective operation of the Company’s Risk Management Model. In parallel, our Audit Committee is tasked with supervising the implementation of risk-related information policies, ensuring alignment with the company’s internal controls and regulatory requirements.

Employees

Edenor had 4,642 employees as of December 31, 2024, 4,635 employees as of December 31, 2023 and 4,658 employees as of December 31, 2022.

As of December 31, 2024, approximately 68% of our full-time employees were subject to two collective bargaining agreements.

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

During 2024, with the objective of maintaining and protecting the purchasing power of the employees salary, in accordance with the generalized price increases, various salary agreements were signed, including on:

-        February 21, 2024;

-        March 21,2024;

-        April 19, 2024;

-        June 6, 2024;

-        June 19, 2024

-        August 19, 2024;

-        October21, 2024; and

-        November 28, 2024.

As of the date of this annual report, there is no certainty about future collective bargaining agreements.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and to provide us with the ability to respond more quickly to changes in our market. We have contracts with third-party service companies that together employed a total of 7,469 employees as of December 31, 2023, 6,647 employees as of December 31, 2022 and 5,756 employees as of December 31, 2021. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liabilities between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2024 and 2023, labor complaints amounted to Ps.16,057.1 million, Ps.,205,36 million, respectively.

Share Ownership

The shares owned by the members of our Board of Directors, our audit committee and our senior management represent less than 1% of the Class B shares as at 31 December 2024.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth information relating to the ownership of our common shares as of the date of this annual report.

Shareholders (1)	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos (2)	462,292,111	-	-	51.00%	100.00%
Treasury shares	-	30,772,779	-	3.39%	6.95%
FGS ANSES	-	242,999,553	-	26.81%	54.91%
Floating	-	168,793,998	-	18.62%	38.14%
PPP	-	-	1,596,659	0.18%	100.00%
Total per class	462,292,111	442,566,330	1,596,659	100.00%
Total capital stock			906,455,100
(1)	Each class of shares entitles holders to one vote per share.
(2)	All of our Class A common shares have been pledged to the Argentine Government to secure our obligations under our concession and cannot be transferred without the prior approval of the ENRE. See “Item 4. Information on the Company—Business Overview—Our Obligations”.

All of our shares have the same voting rights. As of December 31, 2024, there were seven registered shareholders of our ADSs in the United States and 5,372,985 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares reside. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

Share Buy-Back Program

On November 14, 2008, we commenced an open-market share purchase program.

We had: (i) our first share buy-back program between 2008 and 2009, under which we repurchased 9,412,500 of our own Class B shares. Subsequently, (ii)a second share buy-back program (approved on December 4, 2018) under which we repurchased 21,911,340 of our Class B shares.; and (iii) a third share buy-back program approved on April 8, 2019, under which we repurchased 1,949,260 of our Class B shares.

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

On April 16, 2024, 79,472 treasury shares were granted as part of the above Plan in respect of the last vesting period.

As of the date of this annual report, the Company’s treasury stock amounted to 30,772,779. There is no current share-based incentive plan in place.

The Company’s Share-based Compensation Plan

The incentive plan was created in 2016, and approved by shareholders in 2017, allocating all the treasury shares acquired at such date. As of December 31, 2024, there were 30,772,779 Class B Shares.

On April 14, 2023, 142,040 treasury shares were awarded, as part of the Share-based Compensation Plan in favor of executive directors, managers or other personnel holding key executive positions in the Company. On April 16, 2024, 79.472 treasury shares were awarded as part of the mentioned Share-based Compensation Plan corresponding to the last vesting.

A three-year extension of the Share-based Compensation Plan was approved at the extraordinary shareholders’ meeting hold on April 25, 2024.

Recovery of Erroneously Awarded Compensation

On October 2, 2023, the New York Stock Exchange amended the Limited Company Manual to add Sections 303A.14 and 802.01F, following the adoption of Exchange Act Rule 10D-1 by the SEC. The rules require listed companies to have in place policies and procedures for recovery of erroneously awarded compensation, subject to limited exceptions. Even though the Company does not have an Incentive-Based Compensation Plan applicable to executives as set forth under Rule 10D-1, the Board of Directors has adopted a compensation recovery policy whereby all responsibilities have been delegated to the Executive Committee, who might proceed with the adoption of a clawback procedure as a result of a mistake on its financial statements subject to restatement. The SEC specifically provided for certain limited exemptions (“Impracticable Recovery”), including in cases where (i) the direct expenses paid to a third party to assist in recovering the compensation would exceed the amount of erroneously awarded compensation, (ii) recovery would violate the laws of Argentina; (iii) recovery would violate anti-alienation rules applicable to tax-qualified retirement plans. In this line, the Company’s Board of Director have approved a Recovery Policy pursuant to Rule 10D-1 of the Securities Exchange Act.

As was mentioned before, and as a consequence of the retroactively restated of previously-issued financial statements, the Company’s Executive Committee analysed whether the retroactive restatement triggered the procedure of ‘Refund of erroneously awarded compensations’ included in the Company´s Recovery Policy approved by the Board of Director pursuant to Rule 10D-1 of the Securities Exchange Act and determined that it is not necessary to implement said clawback procedure.

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

As of December 31, 2024, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of Ps. 40,490 million relating to the services rendered in fiscal year 2024.

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

The operating costs borne by the Company in fiscal year 2024 amounted to Ps. 1,650 million.

Quantum Finanzas S.A.

The Company has entered into an agreement with Quantum Finanzas S.A. to receive fee-based financial and regulatory advisory services. In compensation for such services, as of December 31, 2024, the Company paid Quantum Ps.3,541 million in fees.

Incorporation of Edenor Tech S.A.U.

On July 23, 2024, we incorporated a new entity called Edenor Tech S.A.U. in the form of a sole-shareholder company (sociedad anónima unipersonal), under the laws of Argentine Republic with an equity of Ps. 100,000,000, represented by 100,000,000 shares each carrying one vote per share. The share capital was subscribed 100% by Edenor.

The corporate purpose of Edenor Tech S.A.U. is to engage in the sale, storage, import and export of renewable and conventional energy, as well as critical minerals such as copper, lithium and gold. As for services, it offers technical consultancy, software development and provision, artificial intelligence, data science, data storage and IT solutions, in addition to training on technology-related matters. Moreover, in the industrial sector, it participates in the installation, generation and maintenance of energy systems, the transformation and sale of renewable energy and the manufacturing of related equipment and material, among other activities.

Item 8.	Financial Information

See “Item 18. Financial Statements and Report of Independent Registered Public Accounting Firm (PCAOB ID 1349)” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the ordinary course of our business, we participate as plaintiff and defendant in various types of lawsuits. Our management evaluates the merit of each claim and assesses its possible outcome, recording a reasonable allowance in our financial statements for the contingencies related to the claims filed in the lawsuits against the Company. As of December 31, 2024, we had established provisions in the aggregate amount of Ps.29,595million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2024, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2024.

The most significant legal actions in which the Company is a party involved are detailed below:

Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (Case file No. 13563/2009)

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

In 2020, evidence was offered and arguments were submitted, with the Company invoking lack of standing and the termination of the action by lapse of time. The rendering of a decision on the motions filed by the Company has been deferred and will be considered when final judgment is rendered. The action brought by ADDUC (which is detailed below) will be considered together with these actions.

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

On April 8, 2014, the Court admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”),and ordered that the proceedings be sent to the Court hearing the case entitled “Consumidores Financieros Asociación Civil vs Edesur and Other defendants, for breach of contract”.

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

Legal action brought by Consumidores Financieros Asociación Civil para su Defensa (Case file No. 9119/2022)

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

Legal action brought by the Office of the Ombudsman of the City of Buenos Aires (Court record No. 30815/2023)

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

Legal action brought by the Asociación de Defensa de Derechos de Usuarios y Consumidores- ADDUC (Case file No. 6818/2017)

In October 2017, ADUC filed a complaint against the Company in Court of Original Jurisdiction in Civil and Commercial Federal Matters No. 2, challenging the regulatory requirements relating to customers who request electricity provision with Tariff 2.

Having the issue being joined, the Company is in the process of answering the complaint. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

Legal action brought by the Municipality of La Matanza and others (Case file No. 34213-2024)

In September 2024, the mayor of La Matanza, jointly with Asociación Civil DEUCO (Defensa usuarios y Consumidores) brought an action against Edenor in the Court in Administrative Matters No. 1 of La Matanza, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting that a precautionary measure be granted, ordering the suspension of electricity rate increases until a predictable electricity rate system with affordable rates is set forth by the Federal Government. On October 1, 2024, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the defendant to refrain from suspending service provision to the users benefiting from the Social Tariff due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, and the Local (San Martín) Appellate Court in Administrative Matters upheld the appeal, partially reversing the resolution and directing the Company to inform users about the existence of this legal action if and when service provision is suspended. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

Legal action brought by the Municipality of Morón and others. (Case file No. 7 4313-2025)

In January 2025, the mayor of Morón jointly with Asociación Civil sin Fines de Lucro Unión Comerciantes Agüero brought an action against Edenor in the Court in Administrative Matters No. 1 of Morón, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting the non-application thereof through the granting of a precautionary measure. On January 15, 2025, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the Company to refrain from suspending service provision to the citizens of Morón district due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, which is pending resolution and the Appellate Court in Administrative Matters of San Martin upheld the appeal partially reversing the resolution and ordering the Company to inform users of the existence of this legal action in the event of suspension of service provision. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

Legal action brought by Asociación de Defensa de los Consumidores y Usuarios de la Argentina and others plaintiffs (Case file No. 17,284/2024)

In October 2024, ADCUA, jointly with Unión de Consumidores de Argentina, Asociación de Consumidores y Usuarios de la Argentina, and Asociación Protección Consumidores del Mercado Común del Sur, brought an action against edenor, Edesur S.A., Naturgy Ban S.A., the ENRE, the ENERGAS and the National Industry and Commerce Secretariat (SIyC) in Federal Court in Administrative Matters No. 3 claiming, as the main question at issue, compliance by public service providers with Resolution No. 267/24 of the SIyC, which prohibits the collection through the bill of charges unrelated to the services contracted by the user. In this regard, the plaintiffs requested that a precautionary measure be granted ordering the defendants to re-bill customers and comply with Resolution No. 267/24.

The Company entered an appearance and on December 20, 2024, the Court partially rejected the requested precautionary measure, ruling that in the case that Resolution No. 267/24 is not applied due to the existence of precautionary measures, this fact must be included in the bills issued by public service providers. The Company has filed an appeal against this precautionary measure, on which no decision has yet been rendered.

The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

Claim of the City of Buenos Aires Tax Authorities (“AGIP”) (Assessment Resolution No. 3417/2017)

On December 5, 2017, the AGIP claims alleged differences in the contribution that impacts electric power companies. The difference is based on the content of the contribution’s taxable base, which in the AGIP’s opinion, is made from the Company’s monthly income deriving from sales, without admitting the deduction for the sale of energy to railway companies provided for in the federal laws governing the contribution. The main objections made by the AGIP are the following: a) challenged the tax returns for the 2011-2013 tax periods; b) assessed the resulting tax for the 2011-2023 tax periods, plus interest; c) provided that for the income obtained in connection with the activity of “distribution of electricity and sale services” the Company should pay the aforementioned contribution for the referred to fiscal years at the rate of 6%; and (d) imposed fines.

On January 18, 2018, the Company filed a post-judgement motion for reversal, which was rejected on July 4, 2019. Against this denial, the Company filed an appeal before a higher administrative authority (“recurso jerárquico”). To date, the AGIP has issued no resolution in regard to this appeal.

AFIP – Difference in contribution rate to the Single Social Security System (“SUSS”) (Executive Order No. 814/2001) for the 12/2011- 11/2019 fiscal periods

The Company, based on the opinion (pronouncements) of its legal advisors in 2011, decided to apply the reduced rate for contributions to the SUSS set forth in section 2, sub-section b) of Executive Order No. 814/2001 as it is a corporation in which the Sustainability Guarantee Fund, managed by the ANSES, holds an interest (Law 26,425, as amended).

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

However, based on the enactment of Law No. 27,743 on “Palliative and Relevant Tax Measures”, which provides for an “Exceptional Regularization System of Tax, Custom and Social Security-related Payment Obligations”, regulated by Executive Order No. 608/2024 and implemented by the AFIP by means of General Resolution No. 5525/2024 dated July 16, 2024, the Company has decided to adhere to the payment facilitation plan provided therein and agreed to pay the principal on the amounts claimed by the tax authorities in three monthly installments. Furthermore, it obtained a 70% reduction in interest and fines determined. At present, the amounts owed by the Company have been fully paid.

In accordance with the provisions of Section 3 of the Law on Tax Measures and Section 35 of General Resolution No. 5525/2024 of the AFIP, Edenor abandoned the claim and, after the payment of the last installment provided for therein has been made the following proceedings will be deemed terminated: (i) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 20408/2021 (CI 25,329) (OI No. 1,578,472- for the 12/2011-12/2016 tax periods); (ii) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 11840/2021 (CI 25,329) (OI No. 1,806,371- for the 01/2017-06/2019 tax periods); and (iii) Edenor S.A. VS AFIP, SOCIAL SECURITY CONTRIBUTIONS (CI 24,920) (OI: 1893337- for the 07/2019-11/2019 tax periods- Court record No.: CSS 053731/2022).

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

The Company answered the complaint, with the stage for producing evidence nearing completion. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

The AFIP initiated a verification process to assess differences in connection with the VAT, undocumented outflows and the income tax, at the request of the Court hearing the case entitled “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and other plaintiffs” (Case No. 58258/2017”), for bills issued by certain former suppliers of the Company, considered in such proceedings to be “usinas mixtas” (companies used as real and fake invoice plants).

On April 12, 2024, as a consequence of the analysis of the submitted expert’s report, Federal Court in Criminal Matters of San Martín No. 1 rendered judgment, stating that the investigation is exhausted and that as a result thereof not only the execution of the works and transactions documented in the billing declared in the 2017-2018 period by Edenor to the tax collecting agency, but also the existence and operating capacity of both contractors to manage and carry out the works paid by Edenor was verified, acquitting the Company, the Company’s former chairman and former Board of Directors members, CYSE S.A., and Fuentes y Asociados S.A. of the criminal charges related to this case. On August 6, 2024, this decision was confirmed by the Appellate Court, ordering the dismissal of the charges against Edenor and its directors.

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil (Procurar) – Class action for the protection of a constitutional right (“amparo colectivo”)

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil, jointly with two users domiciled in the District of San Martín, brought an action against the Company, the Energy Secretariat (SE) and CAMMESA.

In that framework, a provisional measure was issued, pursuant to which: (i) the Company was ordered to refrain from paying CAMMESA any amounts earmarked for the carrying out of the investments necessary for ensuring the appropriate quality of the electricity service; and (ii) CAMMESA was ordered to refrain, both from judicially claiming payment by the Company for the energy supplied and/or to be supplied in the future to Edenor, and from issuing any precautionary measure affecting the latter’s equity, as a result of energy supplied, maintaining the normal and regular dispatch of energy, affecting neither the continuity nor the quality of the public service the distributor must provide to its customers. The court allowed the Company to extend the effects of the provisional measure until February 25, 2025.

Energy Secretariat vs EDESUR SA and other defendants, Proceeding for the Determination of a Claim

On September 21, 2021, the National Economy Ministry issued Resolution No. 590/2021, declaring contrary to the public interest the “Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions” entered into on May 10, 2019 by and between the Energy Government Secretariat, in representation of the Federal Government, the Company and Edesur S.A. Such declaration requires that the Agreement be declared null and void in court, and, in that framework, on October 24, 2024, the Company was served notice of the complaint pending in the Court having jurisdiction in Federal Administrative Matters No. 8, Clerk’s Office No. 15. At the Company’s request, the court declared the termination of the action by lapse of time. In this regard, it cannot be verified if an appeal has been filed by the Federal Government within the time and under the formalities prescribed by law.

Application of Minutes 2,783 of the CNAT in the Province of Buenos Aires

Taking into consideration the provisions of Minutes 2783 of the CNAT (“National Court of Appeals in Labor Matters”), which provide for the application of the RIPTE index plus an annual 6%, the Company has adjusted the estimate of the provision for labor lawsuits of the PBA.

DIVIDENDS

Pursuant to the Argentine Corporations Law, declaration and payment of annual dividends, to the extent the distribution of available earnings complies with the requirements of such law, is determined by our shareholders at the annual ordinary shareholders’ meeting. From time to time, the Board of Directors makes a recommendation with respect to the payment of dividends. Edenor has not declared or paid any dividends since August 14, 2001. However, it is planning to evaluate, in a prudent manner, a formal dividend policy that takes into consideration, among other issues, the capital requirement necessary to meet its investment, as well as the debt servicing and capital needs for the provision and maintenance of the distribution service entrusted to it.

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

As of December 31, 2024, we have 30,772,779 treasury shares. The acquisition cost of such shares in the market, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the CNV’s Rules, restricts the amount of the realized and liquid gains that we may distribute to our shareholders.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2023
First Quarter	182.35	137.85	10.26	6.70
Second Quarter	428.45	164.95	16.97	8.32
Third Quarter	570.25	379.90	16.87	11.75
Fourth Quarter	1041.85	436.30	21.11	10.19

Period	High	Low	High	Low
2024
First Quarter	1,330.00	790.00	20.29	14.85
Second Quarter	1,135.00	860.00	20.20	15.78
Third Quarter	1,540.00	993.00	25.20	14.80
Fourth Quarter	2,765.00	1,325.00	49.23	21.68

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2024
November	2,165.00	1,820.00	39.98	31.12
December	2,765.00	2,220.00	49.23	40.52
2025
January	2,765.00	1,960.00	47.00	32.98
February	2,385.00	2,080.00	40.17	34.56
March	2,220.00	1,955.00	36.15	30.54

THE ARGENTINE SECURITIES MARKETS

Trading on the Mercado de Valores de Buenos Aires

Trading in the Argentine securities market

Pursuant to the provisions of the CML, securities market in Argentina is comprised of several markets that require authorization from the CNV to operate (the “Authorized Markets”), including the BYMA, the A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A. or MAE) (“A3 Mercados”), the Mercado Argentino de Valores S.A., the Mercado de Valores de Córdoba S.A., the Mercado a Término de Rosario S.A., among others. The CML allows the authorized Markets to delegate certain of its duties and rights as a market to other qualified entities, as previously authorized by the CNV. Securities listed on these exchanges include corporate equity, bonds and government securities.

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

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by A3 Mercados, an electronic over-the-counter market reporting system established in December 2024 through the merger of Mercado Abierto Electrónico (MAE) and Matba Rofex S.A. It operates independently from the BYMA. Under an agreement between the BYMA and the A3 Mercados, trading in equity and equity-related securities is conducted exclusively on the BYMA and trading in corporate debt securities is conducted on both the S&P MERVAL/BYMA) and the A3 Mercados. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the A3 Mercados. The agreement does not extend to other Argentine exchanges.

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

Ordinary and Extraordinary Shareholders’ Meetings

Shareholders’ meetings may be either ordinary meetings or extraordinary, and may be held in the legal address of the Company or virtually by any means that allows the communication between all the attendants with image and sound. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the statutory audit committee and election, performance and remuneration of directors and members of the statutory audit committee. In addition, pursuant to the CML, at an ordinary shareholders’ meetings, our shareholders must consider (i) the disposition of, or creation of any lien over, our assets as long as such decision has not been performed under the ordinary course of our business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partially or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary meeting convened and held at any time include the responsibility of directors and members of the statutory audit committee, capital increases and the issuance of certain corporate bonds. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitations, the amendment of our by-laws, issuance of debentures, early dissolution, merger, spin off, reduction of capital stock and redemption of shares, transformation from one type of entity to another, appointment, removal and retribution of the liquidators and limitation or suspension of shareholders’ preemptive rights.

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

The following is a summary of the main measures taken by the Central Bank with the purpose of regulating inflows and outflows in the Argentine Free Exchange Market (“MLC” for its Spanish acronym). In this regard, as of the date of this annual report, the Central Bank has issued a series of communications, which introduced restrictions to access the MLC associated, among other factors, to the carrying out of transactions with securities and other external liquid assets, holding and disposal of liquid foreign assets and repayment of external indebtedness.

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

From the reimposition of exchange controls in 2019 until February 26, 2025 imports of goods and services were subject to the requirement of obtaining a prior approval by the Commerce Secretariat and Argentina’s federal tax authority (ARCA, formerly AFIP) through various systems. Initially the Import Integral Monitoring System (SIMI for its Spanish acronym) and subsequently through by the Import System of the Argentine Republic (“SIRA” for goods) and Service Import System of the Argentine Republic (“SIRASE” for services) and, finally, through the Import Statistical System (SEDI).

For imports of goods and services made before December 12, 2023, the foreign exchange regulations established that access to the official foreign exchange market to make payments related to such imports (goods or services) will be subject to previous authorization from the Central Bank. However, On December 22, 2023, the BCRA issued Communication “A” 7,925 which established the requirements for importers who had outstanding foreign indebtedness for the import of goods with customs entry registration up to December 12, 2023 or for services effectively rendered or accrued as of such date (“Outstanding Import Stock”), to subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”, for its acronym in Spanish).

Importers of goods may subscribe BOPREAL for up to the amount of their Outstanding Import Stock through December 12, 2023. The amount of BOPREAL that importers may subscribe will be adjusted to the outstanding amount registered in the BCRA’s SEPAIMPO system. Importers of services accrued up to December 12, 2023, may also subscribe BOPREAL for up to the amount of the outstanding debt for such transactions. Importers of goods and services that, prior to January 31, 2024, subscribed BOPREAL for an amount equal to or greater than 50% of the outstanding amount of their Outstanding Import Stock, would be able to access the MLC as from February 1, 2024 to pay the Outstanding Import Stock in an amount equivalent to 5% of the amount subscribed of BOPREAL.

Access to the MLC is authorized for the payment of the Outstanding Import Stock through an exchange or arbitrage with funds deposited in a local bank account and originated in collections of principal and interest in foreign currency of the BOPREAL.

Importers subscribing to BOPREAL may sell them with settlement in foreign currency in Argentina or abroad or transfer them to depositories outside Argentina, for up to the amount acquired in the primary bidding without limiting their ability to access the Foreign Exchange Market.

On June 28, 2024, the BCRA issued Communication “A” 8,055 which established that if customers complete a sale operation with a repurchase obligation using BOPREAL acquired in primary bidding, the following conditions must be met: (i) the sale of BOPREAL at the origin of the transaction should not be considered for purposes of preparing the affidavit provided for in the Foreign Exchange Regulations; (ii) this sale will not enable the customer to conclude BOPREAL transactions for the difference between the value obtained from the sale and the nominal value of BOPREAL; and (iii) once the customer has regained possession of BOPREAL, the securities will be treated in the same way as those acquired in the primary bidding.

Access to the official foreign exchange market for imports of goods performed after December 13, 2023 through April 14, 2025 is subject to the payment terms described below:

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

Access to the official foreign exchange market for imports of goods performed on April 14, 2025 and thereafter is subject to the payment terms described below:

• General Term of Payment for Goods: On the Argentine customs’ clearance date;

• Good’s Imports by SMEs: SMEs can make payment of imports through the MLC at any time as from dispatch at the port of origin.

• Capital Assets’ Imports: may be paid up to 30% in advance, 50% as from dispatch in the port of origin and 20% on its custom’s clearance date.

• Service’s Imports: as from provision thereof for non related parties and 90 days as from the service in case of related parties.

Payments of principal of and interest on external financial indebtedness

Access to the MLC for the cancellation of principal and interest services under debt securities registered outside Argentina and other foreign financial indebtedness is allowed, provided that the following requirements are met:

(a)	The debtor shall evidence that an amount equivalent to the principal amount of the external financial indebtedness has been previously entered and settled in the MLC. This condition will be deemed met in the following cases:
(i)	funds disbursed as from September 1, 2019, which have been previously entered and settled in the MLC;
(ii)	external indebtedness originated from September 1, 2019 onwards, that do not imply any disbursement as a result of being refinancing of external financial debts that would have had access to the MLC, provided that the refinancing does not anticipate payment of the original debt;
(iii)	the amount of transaction and/or issuance expenses and other expenses debited abroad in connection with the relevant banking transactions;
(iv)	the difference between the actual issue amount and the principal amount of issues of debt securities publicly registered abroad placed under par;
(v)	capitalization of interest as contemplated in the relevant credit agreement;
(vi)	the portion of issues of debt securities publicly registered abroad, made between October 9, 2020 and December 31, 2023 with an average life of at least 2 (two) years, delivered to creditors of external financial indebtedness and/or foreign currency denominated debt securities publicly registered in Argentina maturing between October 15, 2020 and December 31, 2022 to reach the refinancing duly required in Section 7 of Communication “A” 7106 of the BCRA and related provisions (provisions included in Section 3.17 of the Annex to Communication “A” 7914), based on the following parameters:
(1)	the amount of principal for which the foreign exchange market was accessed up to December 31, 2023 did not exceed 40% of the amount of principal maturing, except when for an amount equal to or greater than the excess the debtor:
i.	recorded settlements in the foreign exchange market as of October 9, 2020 for issues of debt securities with public registration abroad or other financial indebtedness abroad;

ii.	registered settlements in the foreign exchange market as of October 9, 2020 for issues of debt securities with public registration in Argentina denominated in foreign currency that met the conditions set forth in Section 3.6.1.3 of the restated text of the Central Bank regulations;
iii.	it had a “Certification of increased exports of goods” for the years 2021 to 2023 issued under Section 3.18 of the restated text of the Central Bank regulations; or
iv.	it had a “Certification for the regimes of access to foreign currency for the incremental production of oil and/or natural gas (Decree No. 277/22)” issued under the provisions of Section 3.17 of the restated text of the Central Bank regulations.
(2)	the remaining maturing principal was, at least, refinanced with a new indebtedness abroad with an average life of 2 (two) years longer than the average remaining life of the refinanced principal.
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

Subject to certain exceptions, until December 31, 2024, prior approval from the BCRA will be required for access to the foreign exchange market for the repayment of principal and interest on financial indebtedness abroad when the creditor is a related party for the debtor.

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

On December 9, 2019, the official list of "“non-cooperating"” jurisdictions for tax purposes was published by means of Decree No. 682/19. Argentine tax authorities are required to report any news to the Ministry of Finance to modify this list:

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

On July 11, 2024, Decree No. 603/2024 was published in the Official Gazette, whereby the National Executive Power amended Section 24 of the Regulatory Decree of the Income Tax Law Decree No. 862/2019) with the changes introduced by decree, the following jurisdictions are removed from the list of non-cooperative jurisdictions: Burkina Faso, Independent State of Papua New Guinea, Republic of Benin, Republic of Rwanda and the Socialist Republic of Vietnam

Local entities.

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

Pursuant to Law 27,630 the income tax rate applicable to Argentine Entities is amended, establishing a progressive tax rate system from 25% to 35% depending on the accumulated taxable net income detailed below:

Net accumulated profit (full figures)		Pay Ps. (full figures)%		On surplus in Ps. (full figures)
over Ps.	to Ps.
0	101,679,575.26	0	25%	0
101,679,575.26	1,016,795,752.62	25,419,893.82	30%	34,703,523.08
1,016,795,752.62	onwards	299,954,747.02	35%	347,035,230.79

* Scale applicable to fiscal year beginning on January 1, 2025 through December 31, 2025.

Losses from the sale of the Company's common shares or ADSs may be applied to offset such gains. The aforementioned amounts shall be updated annually, as from 01/01/2022, considering the annual variation of the consumer price index (CPI) provided by the National Institute of Statistics and Census (INDEC), a decentralized agency under the Ministry of Economy, corresponding to the month of October of the year prior to the adjustment, with respect to the same month of the previous year. The amounts are updated for fiscal year 2025. The amounts determined by application of the described mechanism will be applicable for the fiscal years that begin after each update.

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

According to Law No. 23,349, the transfer of Notes is exempt from VAT even if the Conditions of Section 36 are not met.

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

This amount is adjusted annually considering the variation of the CPI. Non-Argentine resident individuals and undivided estates are only taxed on all of their assets located in the country, without applying the non-taxable minimum.

In the event that such exemption is not applicable, this tax will result from the application of the corresponding tax rate on the market value of the Notes (in case they are listed on the stock exchange) or on the acquisition cost plus interest and exchange differences accrued and unpaid (in case that they are not listed on the stock exchange). For taxpayers residing in the country, the tax is calculated on the total value of the assets subject to the tax, excluding shares and participations in companies, at progressive rates range between 0.50% and 1.75%. Different progressive tax rates are applicable for the holding of assets located abroad (from 0.70% to 2.25%), delegating to the National Executive Power the ability to reduce the applicable rates in the case of financial assets located abroad that are repatriated.

Regarding assets located in Argentina, individuals and undivided estates resident abroad will be subject to a personal assets tax at a 0.50% rate. The tax must be paid by the person resident in Argentina who has the ownership, possession, use, benefit, disposition, deposit, holding, custody, administration, or safekeeping of the securities. Although Notes owned by non-resident individuals or undivided estates located outside Argentina are technically subject to PAT (unless a specific exemption applies), neither the PAT Law nor its Regulatory Decree, have established any procedure for the collection of PAT when such assets are held directly by individuals or undivided estates. The regime of the “substitute taxpayer” (“régimen del responsable sustituto”) established by the first paragraph of Section 26 (local entity domiciled or located in the country that has the disposition, holding, custody or deposit of the Notes) is not applicable to the holding of Notes (third paragraph of Section 26 of the PAT Law).

Although Notes owned by non-resident individuals or undivided estates located outside Argentina are technically subject to PAT (unless a specific exemption applies), neither the PAT Law nor its Regulatory Decree, have established any procedure for the collection of PAT when such assets are held directly by individuals or undivided estates. The regime of the “substitute taxpayer” (“régimen del responsable sustituto”) established by the first paragraph of Section 26 (local entity domiciled or located in the country that has the disposition, holding, custody or deposit of the Notes) is not applicable to the holding of Notes (third paragraph of Section 26 of the PAT Law).

In addition, the PAT Law establishes an irrefutable legal presumption, which states that Notes issued by Argentine private issuers directly owned by certain type of foreign entities that: (i) are domiciled or resident, according to the applicable tax period, in a jurisdiction that does not require that the shares or private securities be nominative and (ii) in conformity with their nature or status (a) have as their principal purpose to invest outside their country of incorporation and/or (b) are unable to carry out certain activities in their own country or are unable to perform certain investments permitted under the laws of that country, shall be deemed to be owned by individuals resident in Argentina or undivided estates resident in Argentina and, therefore, subject to PAT.

In such cases, the law imposes on the Argentine private issuer the obligation to pay the PAT, as a substitute taxpayer, at the rate of 1% as from the tax period 2019 and subsequent periods; authorizing the recovery of the paid amount, without any limitation, by means of withholding or execution of the assets that gave rise to the payment. The National Executive Power Decree No. 127, dated February 9, 1996, as well as the General Resolution (AFIP) No. 2151/06 establish that the substitute taxpayer and, therefore, the entity issuing such securities will be the one obliged to pay the tax.

Said legal presumption does not apply to the following foreign companies that have direct ownership of such securities: (i) insurance companies, (ii) open-end investment funds, (iii) pension funds, and (iv) banks or financial entities whose head office is located in a country whose central bank or equivalent authority has adopted the international banking supervision standards established by the Basel Committee.

On the other hand, Decree No. 127/96 establishes that such legal presumption shall not apply to private securities whose public offering has been authorized by the CNV and which are traded in stock exchanges located in Argentina or abroad, as is the case of Notes. In order to ensure that this legal presumption will not apply and, therefore, that the Argentine private issuer will not have to act as a “substitute taxpayer,” the Company will keep in its records a duly certified copy of the CNV resolution authorizing the public offering of the Notes and proof that such certificate was in force as of December 31 of the fiscal year in which the tax liability arose, as established by Resolution No. 2151/2006 of the AFIP. In the event that the Argentine Tax Authorities consider that the Company does not have the required CNV authorizations documentation evidencing the authorization of the CNV and its trading in stock markets in Argentina or abroad, the Company will be liable for the income of the PAT.

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

The Fiscal Measures Law established, a new minimum non-taxable threshold is increased from 27 million pesos to 100 million pesos and dwellings valued up to 350 million pesos are exempt, reducing the number of taxpayers.

Tax rates are reduced to a range of 0.5% to 1.5%, until the end of 2023. Between 2024 and 2026, only two rates will be in force, between 1.25% and 1.50%, and as from 2027, a single rate of 0.25%. Additionally, a prepayment regime with preferential rates and fiscal stability until 2038 and benefits for compliant taxpayers are introduced

A Special Regime for Income from Personal Assets Tax (REIBP) is created, allowing voluntary prepayment until fiscal year 2027, with an unified reduced rate of 0.45%. Participants adhering to the tax amnesty regime can apply for REIBP with a unified rate of 0.5%.

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

The term for which the PAIS Tax had been established expired on December 22, 2024, resulting in the effective elimination of the tax.

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

Exceptional regularization regime for tax, customs and social security obligations.

Taxpayers and taxpayers responsible for certain tax, customs and social security obligations due as of March 31, 2024 may adhere to this plan, up to 150 days from the effective date of the regime, being able to choose between a plan of facilities (from 36 to 84 monthly installments) or a cash plan for obligations.

The adhesion to the regime will generate the remission of a percentage of the compensatory and punitive interests accrued for the late payment of 70% to 20% depending on the moment in which it is formalized. Likewise, the fines and penalties applied will be condoned.

The total cancellation of the debt under the conditions set forth in the present regime -in cash or by means of a payment facilities plan- will extinguish the criminal action, to the extent that there is no final judgment as of the date of cancellation.

The criminal action will also be extinguished by operation of law with respect to those obligations that have been cancelled prior to the effective date of the regime to the extent that there is no final judgment as of such date.

Asset regularization regime.

Individuals, undivided estates and subjects included in article 53 of the Income Tax Law, who are tax residents, as well as those who are not tax residents for their assets located in Argentina or for the income they have obtained from Argentine sources, may adhere to this regime until April 30, 2025 (with the possibility of extending it until July 31, 2025).

The assets covered by this regime may be assets located in Argentina or abroad that they owned or were in their possession, possession or custody as of December 31, 2023.

The subjects that adhere to the regime must pay a Special Tax in U.S. Dollars, whose applicable rate on the assets that are foreignized will be 0% when the value of such assets is less than U.S.$ 100,000. Once this value is exceeded, a progressive tax rate of 5%, 10% and 15% will be applied depending on the moment in which the adherence to the plan is effective. The adherent subjects will be exempted from paying this Special Tax if the money regularized under this regime remains deposited in a Special Account for Regularization of Assets until December 31, 2025.

During the period in which the funds are deposited in the Special Account for Regularization of Assets, they may be invested exclusively in the financial instruments indicated in the regulations. The proceeds from the sale of regularized securities will be treated similarly if they are transferred to a special account.

Those who adhere to the regime will be released from any civil action and for tax, exchange, customs and administrative offenses that may be applicable due to the non-compliance with the obligations related to or originating from the goods, credits and holdings declared in the regime.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, Norway, Qatar, Russia, Spain, Sweden, Switzerland, The Netherlands, United Arab Emirates, United Kingdom, Turkey and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). In addition, Argentina has signed tax treaties with Luxembourg, Japan, and Austria, but they are still pending to approval by the Argentine Congress. Foreign shareholders located in certain jurisdictions with a current tax treaty with Argentina may be exempt payment of personal property tax.

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

In particular, the U.S. Government will obtain and exchange with the AFIP the following information with respect to Argentine reportable accounts:

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

Foreign Currency Risk

Our cash, deposits and financial assets denominated in U.S. Dollars amounted to U.S.$14 million and U.S.$285.8 million of sovereign bonds and negotiable instruments as of December 31, 2024.

As of December 31, 2024, the potential loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2024, was approximately Ps.7,600 million.

The Company does not currently hedge its exposure to currency risk. Therefore, any depreciation of the Peso could significantly increase our debt service burden, which, in turn, could have a substantial adverse effect on our financial and cash position and the results of our operations.

Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk arises mainly from its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2024 and 2023, 100% of the loans were obtained at fixed interest rates. The Company’s policy is to keep the highest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	Year ended December 31,
	2024	2023
	(in millions of Pesos)
Fixed rate
Less than 1 year	69,758	110,326
From 1 to 2 years	98,197	96,566
From 2 to 5 years	256,748	-

Sobtotal loans at fixed rates:	424,703	206,892

Floating rate
Less than 1 year	42,772	-
Sobtotal loans at floating rates:	42,772	-
Total loans	467,475	206,892

	Year ended December 31,
	2024	2023
	(in millions of Pesos)
Argentine peso	100,050	-
US dollars	367,425	206,274
Chinese yuans	-	618
Total loans	467,475	206,892

Item 12.	Description of Securities Other than Equity Securities

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

Our management has evaluated, under the supervision of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2024.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were not effective as of December 31, 2024.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this evaluation, Management concluded that it did not maintain effective controls over the Company’s deferred tax calculation related to property, plant and equipment. Specifically, controls over the interpretation of the mechanisms for calculating the tax basis of property, plant and equipment did not operate effective as of December 31, 2024, which, as a result, impacted in an overstatement of the deferred tax liability. The complexity of the tax system and its continue ongoing changes was not adequately addressed by the resources involved in the deferred tax calculations, due to lack of skills to be updated in changes in the tax rules. Additionally, the impact of this deficiency was essentially influenced by the high inflation rates observed in recent periods. This control deficiency resulted in the restatement of the Company’s consolidated financial statements for the year ended on December 31, 2023 and 2022. Accordingly, Management has determined that this control deficiency constitutes a material weakness.

Because of this material weakness, Management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2024, based on criteria in Internal Control – Integrated Framework issued by the COSO.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Management has conducted additional analysis and concluded that, despite the identified material weakness, the company’s Financial Statements in this Annual Report fairly present, in all material respects, our financial position, results of operations, and cash flows as of the dates and for the periods presented.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

c)	Remediation Plan

The company will streamline and strengthen the procedures for compiling, analyzing, and applying tax criteria for the determination of the statement of assets according to tax regulations, in order to determine deferred tax in accordance with accounting standards. In addition, the Company will provide additional training to its staff on the calculation and control of deferred tax. Management believes the aforementioned measures will effectively address this material deficiency

d)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

e)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Our company adopted a Code of Ethics in May 1999, which applies to all of our employees, including our principal executive, financial and accounting officers. Our Code of Ethics was further reviewed and updated in 2012, 2015, 2019, 2020 and 2021.

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

Price Waterhouse & Co. S.R.L. (member firm of PricewaterhouseCoopers network) acted as our independent registered public accounting for the fiscal years ended December 31, 2024 and 2023. The chart below sets forth the services rendered to us by Price Waterhouse & Co. S.R.L. and the fees accrued in the last two years for those services (including related expenses), and breaks down these amounts by category of service in million of Pesos in constant currency:

	Year ended December 31,
	2024	2023
Audit fees	576,6	566,4
Audit-related fees	385,7	55,0
Tax fees	-	-
All other fees	-	-
Total	962,3	621,4

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

The Company does not have a share-based incentive plan. The last incentive plan was created in 2016, and in 2017 was approved by shareholders, allocating all the treasury shares acquired at such date. As of December 31, 2024, there were 30,772,779 Class B Shares.

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

Our current Risk Management Model has 2 levels:

• Level 1 - Strategic: risks that could arise from business decisions, the implementation of decisions or the ability to respond to industry/market changes. Regarded as high-level risks and the Senior Management’s responsibility, their impact often affects the Company in general.

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

In order to carry out some of our activities, the Information Security Department engages the services of advisors and consultants who are experts in the field. Some of the contracted services are:

• The operation of the Security Operation Center (SOC).

• The carrying out of regular pen tests, both on the infrastructure and the applications.

• The permanent monitoring of vulnerabilities to identify security gaps.

• The improvement of the internal security processes maturity, based on industry standards.

• The strengthening of the Disaster Recovery Plan (DRP).

• The annual reviews of IT general controls (ITGC) defined for the Information Security process.

In 2024, the following milestones were achieved:

• Implementation of a new solution to enhance threat detection and response capabilities (XDR) to improve security.

• Implementation of a Security Orchestration, Automation, and Response (SOAR) system to coordinate, execute, and automate tasks for cyberattack prevention and response.

• In cloud service management, the Zero Trust security posture was strengthened, based on the premise that organizations should not automatically trust anything, even if it comes from internal sources.

• Strengthening of Operational Technology (OT) network security by defining new and more secure architectures for Smart Meter connectivity, increasing network security and segregation.

• Continued work and improvements (expanding the scope) in the Vulnerability Management process, allowing for the identification, assessment, and remediation of security vulnerabilities in systems and the software running on them.

• Update of the Disaster Recovery Plan (DRP), establishing a new regulatory framework, procedures, and technical guidelines for recovery. Additionally, a risk matrix was developed to assess new scenarios

Finally, staff training and awareness are fundamental aspects. Therefore, awareness raising programs on cybersecurity and information safeguarding are provided, through phishing drills, newsletters and interactive modules.

We have not identified any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, operations results, or financial condition. However, we cannot eliminate all cybersecurity risks or provide assurances that we have not experienced an undetected cybersecurity incident in the past or that we will not experience such an incident in the future. Any significant disruption to our service or access to our systems could result in revenue loss, legal actions, regulatory penalties, reputational harm, among other consequences. Additional information on cybersecurity risks we face can be found in “Item 3. Key Information - Risk Factors”.

Governance

Although the Company’s Risk Management Model is implemented by Senior Management, with the assistance of the Risk Management Department, it is important to point out that risk management is the responsibility of the Board of Directors, Senior Management and of each employee, regardless of the duties of their positions.

We have a Risk Committee that is comprised of the Chief Executive Officer, the Operational Directors and the Compliance Officer. The Risk Committee’s main responsibilities include: promoting a risk management culture, ensuring the development, implementation and appropriate functioning of the Risk Management Model, and participating actively in each of the stages of the process. In turn, the Risk Committee actively participates in the critical event response process with the aim of assessing the event’s impact and materiality.

The Information Security Department has defined the KPIs for the cybersecurity process, which make it possible to measure the Company’s posture as well as the efficiency of protection measures. In turn, the Department immediately informs the Risk Committee about critical incidents.

The Risk Management Department presents, at least on a quarterly basis, its management reports to the Risk Committee, and, in such meetings, severity/criticality levels are updated or new risks to be dealt with, if appropriate, are identified. Additionally, the Department presents, at least on an annual basis, a report to the Audit Committee, which is responsible for overseeing the application of the Company’s information policies on risk management. The Audit Committee is comprised of experienced and qualified members to audit and assess the risksfaced by the Company, the internal controls and the corporate governance processes to competently direct the Company towards its objectives.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Our restated consolidated financial statements s are included in this annual report beginning on page F-1.

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

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)
/s/ GERMAN RANFTL
Date: April 22, 2025.	Name: German Ranftl Title: Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

PRESENTED IN COMPARATIVE FORM

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2024 CONSOLIDATED

FINANCIAL STATEMENTS

2024 CONSOLIDATED

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
DNU	Executive Order issued on the grounds of Necessity and Urgency
EASA	Electricidad Argentina S.A.
EDELCOS	Empresa de Energía del Cono Sur S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GBA	Greater Buenos Aires
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
MEM	Wholesale Electricity Market
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RASE	Registry of Access to Energy Subsidies
RIPTE	Average Taxable Remuneration of Stable Workers
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SCEyM	Energy and Mining Coordination Secretariat
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
SINTYS	National Social and Tax Identification System
VAD	Distribution Added Value

2024 CONSOLIDATED FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024 (Note 37)

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

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2024

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of December 31, 2024.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Comprehensive Income

for the years ended December 31, 2024, 2023 and 2022

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	12.31.22 Restated (1)

Revenue	9	2,043,127	1,526,735	1,395,852
Energy purchases	9	(1,166,395)	(999,413)	(971,291)
Distribution margin		876,732	527,322	424,561
Transmission and distribution expenses	10	(482,136)	(466,946)	(373,737)
Gross profit		394,596	60,376	50,824

Selling expenses	10	(203,689)	(180,230)	(160,529)
Administrative expenses	10	(172,719)	(164,813)	(134,272)
Other operating income	11	59,149	55,171	70,582
Other operating expense	11	(35,251)	(31,334)	(38,475)
Loss from interest in joint ventures	7	(13)	(21)	(37)
Operating result		42,073	(260,851)	(211,907)

Agreement on the Regularization of Obligations	2.c	-	430,587	122,991

Financial income	12	1,224	800	442
Financial costs	12	(340,412)	(695,612)	(595,224)
Other financial results	12	(120,021)	(68,130)	(9,695)
Net financial costs		(459,209)	(762,942)	(604,477)

Monetary gain (RECPAM)		610,414	989,926	675,514

Income (Loss) before taxes		193,278	396,720	(17,879)

Income tax	32	78,850	(205,333)	(26,135)
Income (Loss) for the year		272,128	191,387	(44,014)

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	3,497	(3,152)	(4,436)
Tax effect of actuarial profit (loss) on benefit plans	32	(1,224)	1,103	1,553
Total other comprehensive results		2,273	(2,049)	(2,883)

Comprehensive income (loss) for the year attributable to:
Owners of the parent		274,401	189,338	(46,897)
Comprehensive income (loss) for the year		274,401	189,338	(46,897)

Basic and diluted income (loss) per share:
Income (Loss) per share (argentine pesos per share)	13	311.00	218.73	(50.30)

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

The accompanying notes are an integral part of the Consolidated Financial Statements.

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Financial Position

as of December 31, 2024, presented in comparative form

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	01.01.23 Restated (1)
ASSETS
Non-current assets
Property, plant and equipment	14	3,002,617	2,772,111	2,685,032
Interest in joint ventures	7	121	124	144
Right-of-use asset	15	10,451	7,708	4,795
Other receivables	18	124	6	20
Total non-current assets		3,013,313	2,779,949	2,689,991

Current assets
Inventories	16	149,772	86,704	43,657
Other receivables	18	56,657	74,140	126,808
Trade receivables	19	362,367	145,024	189,818
Financial assets at amortized cost	20	10,199	-	-
Financial assets at fair value through profit or loss	21	363,351	179,933	194,635
Cash and cash equivalents	22	23,918	19,877	11,054
Total current assets		966,264	505,678	565,972
TOTAL ASSETS		3,979,577	3,285,627	3,255,963

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Financial Position

as of December 31, 2024, presented in comparative form (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	01.01.23 Restated (1)
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875	875
Adjustment to share capital	23	742,454	742,413	742,339
Treasury stock	23	31	31	31
Adjustment to treasury stock	23	15,866	15,907	15,981
Additional paid-in capital	23	10,329	10,269	10,178
Cost treasury stock		(60,856)	(60,856)	(60,856)
Legal reserve		51,438	51,438	51,438
Voluntary reserve		498,128	498,128	498,128
Other comprehensive loss		(5,288)	(7,561)	(5,512)
Accumulated losses		254,088	(18,040)	(209,427)
TOTAL EQUITY		1,507,065	1,232,604	1,043,175

LIABILITIES
Non-current liabilities
Trade payables	26	2,819	3,479	6,241
Other payables	27	187,669	346,079	118,590
Borrowings	29	354,945	96,566	98,577
Deferred revenue	28	108,131	29,342	24,936
Salaries and social security payable	30	6,226	5,333	5,231
Benefit plans	31	13,648	10,719	12,619
Deferred tax liability	32	687,790	765,391	561,142
Provisions	34	21,502	21,474	37,658
Total non-current liabilities		1,382,730	1,278,383	864,994

Current liabilities
Trade payables	26	758,773	524,700	1,219,334
Other payables	27	112,646	63,894	42,882
Borrowings	29	112,530	110,326	1,248
Deferred revenue	28	104	109	298
Salaries and social security payable	30	61,910	58,004	63,334
Benefit plans	31	1,441	1,258	1,587
Tax liabilities	33	34,285	10,101	8,933
Provisions	34	8,093	6,248	10,178
Total current liabilities		1,089,782	774,640	1,347,794
TOTAL LIABILITIES		2,472,512	2,053,023	2,212,788

TOTAL LIABILITIES AND EQUITY		3,979,577	3,285,627	3,255,963

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

The accompanying notes are an integral part of the Consolidated Financial Statements.

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Changes in Equity

for the years ended December 31, 2024, 2023 and 2022

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjust- ment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2021	875	742,265	31	16,055	10,117	(60,856)	51,438	498,128	-	(2,629)	(281,949)	973,475
Adjustment to results of previous years - IAS 8 (Note 1)	-	-	-	-	-	-	-	-	-	-	116,536	116,536
Balance at December 31, 2021 restated	875	742,265	31	16,055	10,117	(60,856)	51,438	498,128	-	(2,629)	(165,413)	1,090,011
Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	61	-	-	61
Payment of Other Reserve Constitution - Share-based compensation plan	-	74	-	(74)	61	-	-	-	(61)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(2,883)	-	(2,883)
Loss for the year restated	-	-	-	-	-	-	-	-	-	-	(44,014)	(44,014)
Balance at December 31, 2022 restated	875	742,339	31	15,981	10,178	(60,856)	51,438	498,128	-	(5,512)	(209,427)	1,043,175
Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	91	-	-	91
Payment of Other Reserve Constitution - Share-based compensation plan	-	74	-	(74)	91	-	-	-	(91)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	(2,049)	-	(2,049)
Income for the year restated	-	-	-	-	-	-	-	-	-	-	191,387	191,387
Balance at December 31, 2023 restated	875	742,413	31	15,907	10,269	(60,856)	51,438	498,128	-	(7,561)	(18,040)	1,232,604
Other Reserve Constitution - Share-based compensation plan (Note 25)	-	-	-	-	-	-	-	-	60	-	-	60
Payment of Other Reserve Constitution - Share-based compensation plan (Note 25)	-	41	-	(41)	60	-	-	-	(60)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	2,273	-	2,273
Income for the year	-	-	-	-	-	-	-	-	-	-	272,128	272,128
Balance at December 31, 2024	875	742,454	31	15,866	10,329	(60,856)	51,438	498,128	-	(5,288)	254,088	1,507,065

The accompanying notes are an integral part of the Consolidated Financial Statements.

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Cash Flows

for the years ended December 31, 2024, 2023 and 2022

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	12.31.22 Restated (1)

Cash flows from operating activities
Income (Loss) for the year		272,128	191,387	(44,014)

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	154,559	180,208	123,377
Depreciation of right-of-use assets	15	10,620	6,161	7,003
Loss on disposals of property, plant and equipment	14	4,150	1,937	2,361
Net accrued interest	12	332,772	693,591	593,796
Income from customer surcharges	11	(22,977)	(30,492)	(20,555)
Exchange difference	12	14,039	105,238	(10,026)
Income tax	32	(78,850)	205,333	26,135
Allowance for the impairment of trade and other receivables, net of recovery	10	9,474	14,506	14,910
Adjustment to present value of receivables	12	5,848	3,071	2,295
Provision for contingencies, net of recovery	34	23,739	21,164	29,875
Changes in fair value of financial assets and financial liabilities	12	54,697	(73,557)	(19,160)
Accrual of benefit plans	10	13,650	5,286	8,151
Result from the cancelattion of Corporate Notes	10	-	-	2,465
Loss on debt restructuring	12	3,447	-	3,044
Income from non-reimbursable customer contributions	11	(760)	(343)	(418)
Investment plan - Agreement on the Regularization of Obligations	2.d	(23,201)	-	-
Other financial costs	12	41,990	33,378	31,077
Result from interest in joint ventures	7	13	21	37
Agreement on the Regularization of Obligations	2.c	-	(430,587)	(122,991)
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	-	-	(17,970)
Monetary gain (RECPAM)		(610,414)	(989,926)	(675,514)

Changes in operating assets and liabilities:
Increase in trade receivables		(282,218)	(64,889)	(46,989)
Increase in other receivables		(16,280)	(8,358)	(81,167)
Increase in inventories		(46,414)	(24,026)	(15,727)
Increase in deferred revenue		76,987	2,047	13,915
Increase in trade payables		314,968	240,352	419,382
Increase in salaries and social security payable		39,135	41,321	35,243
Decrease in benefit plans		(563)	(1,023)	(1,810)
Increase (Decrease) in tax liabilities		25,665	7,149	(3,166)
(Decrease) Increase in other payables		(66,231)	28,581	(9,026)
Decrease in provisions	34	(4,056)	(1,888)	(3,641)
Payment of income tax payable		-	-	(651)
Net cash flows generated by operating activities		245,917	155,642	240,241

2024 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Cash Flows

for the years ended December 31, 2024, 2023 and 2022 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.24	12.31.23 Restated (1)	12.31.22 Restated (1)

Cash flows from investing activities
Payment of property, plants and equipments		(359,966)	(260,838)	(215,144)
Purchase (Sale) net of Mutual funds and negotiable instruments		(207,162)	88,670	(37,146)
Derivative financial instruments payments		-	-	(1,065)
Payment for establishment of subsidiary		(117)	-	-
Net cash flows used in investing activities		(567,245)	(172,168)	(253,355)

Cash flows from financing activities
Proceeds from borrowings	29	349,312	37,943	29,973
Payment of borrowings	29	(22,464)	(2,247)	(41,218)
Payment of lease liability		(12,132)	(14,070)	(7,942)
Payment of interests from borrowings	29	(30,703)	(4,044)	(6,076)
Payment of Corporate Notes issuance expenses	29	(18,837)	(1,603)	(3,830)
Net cash flows generated by (used in) financing activities		265,176	15,979	(32,294)

Disminución del efectivo y equivalentes de efectivo		(56,152)	(547)	(45,408)

Cash and cash equivalents at the beginning of the year	22	19,877	11,054	41,902
Exchange differences in cash and cash equivalents		5,150	9,821	14,736
Result from exposure to inflation		(426)	(451)	(176)
Decrease in cash and cash equivalents		(56,152)	(547)	(45,408)
Cash and cash equivalents at the end of the year	22	(31,551)	19,877	11,054

Supplemental cash flows information
Non-cash activities

Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(29,249)	(8,381)	(14,751)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		(13,363)	(9,072)	(6,184)

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

The accompanying notes are an integral part of the Consolidated Financial Statements.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market), traded on Mercado Abierto Electrónico S.A. (MAE) (electronic securities and foreign currency trading market), and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within its concession area. Furthermore, it may provide and sale telecommunication services, as well as assign the use of its facilities for that purpose, subscribe or acquire shares of other distribution companies and invest in companies related to the generation, distribution and sale of energy, whether conventional or renewable, as well as in digitization, artificial intelligence and critical minerals-related projects. In addition, the Company may provide advisory, training, maintenance, consulting, and management services, act as trust agent and serve as trustee in credit transactions related to the generation, distribution and sale of electricity. These transactions may be conducted directly by edenor or through subsidiaries or related companies, both domestically and internationally. For this purpose, the company "Edenor Tech SAU" has been established (Note 7).

History and development of the Company

edenor was organized on July 21, 1992, by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992, by Executive Order No. 1,507/92 of the PEN.

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

The Company’s economic and financial situation

The Company shows an improvement in its economic performance, mainly as a consequence of the recent electricity rate increases. In this regard, the likelihood of periodic rate adjustments and reduction of subsidies in the short term, as well as the ongoing 2025-2029 Tariff Review, will allow for the gradual regularization of the Company’s electricity rate situation and, thereby, of its economic and financial equation, thus ensuring the economic self-sufficiency of the electricity system and giving rise to a foreseeable future.

In particular, the electricity rate adjustments of February 2024 implied an increase in the CPD of 319.2% (Note 2.b), which resulted in an increase of the Company’s gross profit for the current period. Additionally, monthly adjustments of the CPD were provided for from August 2024 until February 2025, 4 % on average. It is worth mentioning that the automatic and monthly adjustments of the CPD that were to take place between May and July 2024 were postponed pursuant to the communications received from the National Economy Ministry and the Energy Secretariat. These pending adjustments are expected to be incorporated into the ongoing Tariff Review process.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Furthermore, the economic, financial, fiscal, pension, tariff, health, social and administrative emergency provided for by Executive Order No. 70/2023 issued by the Executive Branch will continue until December 31, 2025. In this regard, on July 8, 2024, the Official Gazette published Law No. 27,742 -entitled Law of bases and starting points for the freedom of the Argentine people (the “Bases Law”)-, which includes a number of major reforms aimed at overhauling the country’s economic and administrative structures. The main reforms included in this Law are the following:

•  Economic deregulation: The Bases Law introduces broad deregulation measures to reduce government intervention in the economy. This includes simplifying business regulations and reducing bureaucratic obstacles for companies. In this regard, it includes without limitation, the amendment to and derogation of regulations in the following areas: (i) public administration organization; (ii) administrative procedure; (iii) conflict resolution with the Government; (iv) regulations applicable to commercial companies; (v) financial administration regime; (vi) obligations and contracts regime aimed at strengthening the autonomy of the parties’ will, and (vii) promotion of and incentives to large investments.

• Privatization of state-owned companies: The Bases Law provides for the privatization of several state-owned companies, including, among other, Intercargo S.A.U., Agua y Saneamientos Argentinos S.A., Belgrano Cargas y Logística S.A., Operadora Ferroviaria Sociedad del Estado (Trenes Argentinos), Corredores Viales S.A. and Energía Argentina Sociedad Anónima (ENARSA). This measure aims at reducing government spending and increasing efficiency through private management.

• Labor market reforms: The Bases Law introduces changes to labor laws in order to make the labor market more flexible. This includes measures to reduce the cost of hiring and laying off employees, as well as measures to promote employment through more flexible working conditions. The labor-related chapter of the Bases Law provides for the elimination of fines for unregistered employment, a six-month trial period and the setting-up of a severance fund.

• Investment incentives: An Incentive Regime for Large Investments (“RIGI”) is created, which establishes benefits for national and foreign companies that invest in projects “conducive to the prosperity of the country” for an amount equal to or exceeding USD 200 million. On August 23, 2024, the Argentine government published Executive Order No. 749/2024 in the Official Gazette, approving the implementation of the RIGI within the framework of the Bases Law.

• Public sector reforms: The Bases Law includes measures to streamline the public sector, reduce its employment costs and improve the efficiency of government services.

• Decentralization: The Bases Law promotes decentralization by increasing the fiscal and administrative autonomy of provincial governments. This measure aims at promoting regional development and reducing the concentration of power in the central government.

These measures aim at creating a dynamic, efficient and competitive economy in Argentina, although they have faced significant opposition from opposition parties and leaders concerned about potentially negative impacts on social welfare and public services.

Furthermore, the context of volatility and uncertainty continues at the date of issuance of these Consolidated financial statements. At this point in time, neither the development of the reforms proposed by the new administration nor the new measures that could be announced can be predicted. The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, the Company continues making the investments necessary, both for the efficient operation of the network and for maintaining and even improving the quality of the service.

Therefore, the Company’s Consolidated financial statements must be read in the light of these circumstances.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Notwithstanding the above-described situation, it is worth pointing out that even though in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, in general terms, the quality of the electricity distribution service has been improved, both in duration and frequency of power cuts. In this regard, the Company is optimistic that the RT process currently underway will allow the Company to operate under a regulatory framework with clear and precise rules and with reasonable electricity rates, which will make it possible to meet the costs associated with both the provision of the service and the need for investments to satisfy the demand, in order to maintain the provision of the public service, object of the concession, in a satisfactory manner in terms of quality and reliability and within a framework of energy supplied in accordance with the MEM’s possibilities. Therefore, these Consolidated financial statements have been prepared using the ongoing concern basis of accounting.

Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

Within the framework of the improvement in the Company’s economic performance, mainly as a consequence of the recent electricity rate increases and the regularization of both the sector and the Company’s economic and financial equation that is expected to happen in the near future, the Company’s management began to carry out different reviews of its processes. In this context, in connection with the preparation of its financial statements as of and for the year ended December 31, 2024, an error was identified in the determination of the deferred tax liability relating to the Property, plant and equipment that generated an overstatement of the deferred tax liability.

In accordance with current regulations, additions to Property, plant and equipment subsequent to January 1, 2018 may be adjusted for inflation for purposes of calculating depreciation deductions for income tax purposes. However, for the deferred tax calculation, the tax base was considered at historical values, causing a distortion that overstated the deferred tax liability.

Consequently, the original tax values for the 2018-2024 periods were adjusted, thus affecting the methodological comparison that is carried out against the accounting balances in the determination of the deferred tax.

As a result of that which has been previously mentioned, the Company retroactively restated the impacted balances in its previously-issued financial statements, correcting the error detected, with the impacts on the financial statements as of December 31, 2023 and 2022 being as follow:

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Statement of Financial Position (abstract)

	12.31.23 As previously reported	RECPAM (Inflationary effect)	12.31.23	Error correction	12.31.23 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	478,696	563,727	1,042,423	(277,032)	765,391
Total non-current liabilities	714,268	841,147	1,555,415	(277,032)	1,278,383
TOTAL LIABILITIES	1,069,994	1,260,061	2,330,055	(277,032)	2,053,023

EQUITY
Accumulated losses	(135,502)	(159,570)	(295,072)	277,032	(18,040)
TOTAL EQUITY	438,811	516,761	955,572	277,032	1,232,604

	12.31.22 As previously reported	RECPAM (Inflationary effect)	12.31.22	Error correction	12.31.22 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	110,908	641,213	752,121	(190,979)	561,142
Total non-current liabilities	155,714	900,259	1,055,973	(190,979)	864,994
TOTAL LIABILITIES	354,465	2,049,302	2,403,767	(190,979)	2,212,788

EQUITY
Accumulated losses	(59,045)	(341,361)	(400,406)	190,979	(209,427)
TOTAL EQUITY	125,666	726,530	852,196	190,979	1,043,175

Equity items of the error correction column are also included in the Statement of Changes in Equity at each year-end.

Statement of Comprehensive Income (abstract)

	12.31.23 As previously reported	RECPAM (Inflationary effect)	12.31.23	Error correction	12.31.23 Restated

Income before taxes	182,180	214,540	396,720	-	396,720

Income tax	(133,809)	(157,576)	(291,385)	86,052	(205,333)
Income of the year	48,371	56,964	105,335	86,052	191,387

Basic and diluted income per share:
Income per share (argentine pesos per share)	55.28	65.10	120.38	98.35	218.73

	12.31.22 As previously reported	RECPAM (Inflationary effect)	12.31.22	Error correction	12.31.22 Restated

Loss before taxes	(2,634)	(15,245)	(17,879)	-	(17,879)

Income tax	(14,834)	(85,744)	(100,578)	74,443	(26,135)
Loss of the year	(17,468)	(100,989)	(118,457)	74,443	(44,014)

Basic and diluted loss per share:
Loss per share (argentine pesos per share)	(19.96)	(115.42)	(135.38)	85.08	(50.30)

Profit and loss items of the error correction column are also included in cash flows from operating activities of the Statement of Cash Flows at each year-end.

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

As provided for in ENRE Resolution No. 102/2024, provisional electricity rates adjustments were approved on account of the next Electricity Rate Review (RT). This provisional adjustment is equivalent to a 319.2% increase of the CPD. Additionally, periodic adjustments of the CPD were provided for in August (3%), September (3%), October (2.7%), November (6%) and December (5%), 2024, and in January (4%) and February (4%), 2025.

In the framework of the 2025-2029 RT process, the ENRE set forth the criteria to be followed and the schedules of tasks and work plan to be carried out by the ENRE and edenor. On January 7, 2025, by means of ENRE Resolution No. 6/2025, the last schedule of the Electricity Distribution Rate Review (RT) Program was approved, pursuant to which: (i) the Distribution companies must submit the Final Report on January 27, 2025; (ii) the ENRE will call a Public Hearing on January 28, 2025; (iii) the Public Hearing will be held on February 27, 2025; and (iv) the electricity rate schedules will be approved on March 31, 2025.

At the date of issuance of these Consolidated financial statements, the Company has submitted all the required reports, including the projected demand and capital base; the investment plan; the operation expenses, efficiency factor, pass-through mechanism of energy and power prices and VAD adjustment; and the final report with the proposed electricity rate schedule, with objections to the rate of return set by the ENRE, which has been appealed. Furthermore, on February 27, 2025, the mandatory public hearing was held with the participation of the authorities concerned, the Company, different social players and consumers.

Furthermore, with regard to the system of subsidies applied to our users, the Executive Branch provided for the restructuring of the energy subsidy systems of national jurisdiction, in order to ensure a gradual transition towards targeted energy subsidies, from June 1, 2024 until November 30, 2024. This period has been extended by the Energy Secretariat until May 31, 2025 and afterwards until December 31, 2025.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Within the aforementioned transition program, the first reduction step was adopted on May 28, 2024 by means of Executive Order No. 465/2024 of the PEN, which suspended the limits of the impact on the bill caused by the variation of the Salary Variation Coefficient (CVS) (“caps” of 40% and 80% according to the user category under the rate segmentation system).

The second step consisted of the implementation, as from June 1, 2024, of subsidized consumption caps, which, by means of SE Resolution No. 90/2024, were modified for our N2 and N3 users to up to 350kWh/month and 250 kWh/month, respectively. In February 2025, these caps were modified again in order to implement, until December 2025, a plan for reducing the subsidy percentages to N2 and N3 customers, to be applied to the already established caps.

Additionally, on June 26, 2024, by means of Executive Order No. 940/2024 of the Executive Branch and Resolution No. 771/2024 of the Infrastructure and Public Services Ministry, both of the Province of Buenos Aires, and ENRE Resolution No. 437/2024, a new system was established for the users of that province benefited from the “Social Tariff”. In the first place, the universe of persons eligible for the “Social Tariff” is extended to include the users arising from the crosschecking of data through the SINTYS, those incorporated by the ENRE and those comprising Level 2 of the RASE. In the second place, the application of such subsidy will be paid by the province directly to the Distribution Company, rendering invalid the offsetting of this charge against the energy bill issued by CAMMESA. Furthermore, the subsidy amounts available for each category are significantly reduced.

Moreover, the rate of the Tax on the Electricity Service, which is collected by edenor for account and by order of the province and whose proceeds comprise the “Special Fund for the PBA’s Electricity Development”, is reduced from 4% to 0.01%.

Furthermore, on November 19, 2024, Executive Order No. 1023/2024 of the PEN extended until July 9, 2025, the National Energy Sector emergency declared by Executive Order No. 55/2023 of the PEN, with respect to electric power generation, transmission and distribution segments under federal jurisdiction. Additionally, the electricity rate schedules resulting from the electricity rate review that began to be carried out as provided for by section 3 of Executive Order No. 55/2023, will come into effect not later than that date. The administrative control of the ENRE will continue to be assumed by the PEN until the new National Regulatory Authority for the Distribution of Gas and Electricity provided for by the Bases Law is set up, becomes operational and the members comprising the board of directors are appointed.

Finally, on February 6, 2025, by means of Resolution No. 133/2025, the ENRE approves the Company’s electricity rate schedules, which include a gradual reduction in electricity subsidies for the users categorized into low-income level (Level 2) and average-income level (Level 3), as well as for neighborhood and town clubs (CdByP) and public welfare entities, provided for by the SE in its Resolution No. 24/2025. A system will be implemented to equalize the discount percentages applied to the seasonal price of electricity (PEST), with monthly adjustments over the next eleven months, starting on February 1, 2025.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from
ENRE No. 198/2024	March 26, 2024	Electricity rate schedules (1)	April 1
SE No. 92/2024	June 4, 2024	Seasonal reference prices (2)	May 1
ENRE No. 335/2024	June 6, 2024	Electricity rate schedules	June 1
SE No. 192/2024	August 1, 2024	Seasonal reference prices	August 1
ENRE No. 520/2024	August 2, 2024	Electricity rate schedules (3)	August 1
SE No. 234/2024	August 29, 2024	Seasonal reference prices	September 1
ENRE No. 588/2024	August 30, 2024	Electricity rate schedules (3)	September 1
SE No. 283/2024	September 27, 2024	Seasonal reference prices	October 1
ENRE No. 697/2024	September 30, 2024	Electricity rate schedules (3)	October 1
SCEYM No. 19/2024	October 31, 2024	Seasonal reference prices (4)	November 1
ENRE No. 905/2024	November 1, 2024	Electricity rate schedules (3)	November 1
ENRE No. 1007/2024	November 29, 2024	Electricity rate schedules (3)	December 1
ENRE No. 1061/2024	December 27, 2024	Electricity rate schedules (3)	January 1
SE No. 26/2025	January 30, 2025	Seasonal reference prices	February 1
ENRE No. 133/2025	February 6, 2025	Electricity rate schedules (3)	February 1

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
(1)	It approves the amendment to the structure of Tariff T1-R, opening R3 and R4 categories and adding two additional consumption segments referred to as R5 and R6.
(2)	It approves the Winter Seasonal Programming for the MEM submitted by CAMMESA, relating to the May 1, 2024-October 31, 2024 period.
(3)	CPD increase of 3%, 3%, 2.7%, 6%, 5%, 4% and 4%, respectively.
(4)	It approves the Summer Seasonal Programming for the MEM submitted by CAMMESA, relating to the November 1, 2024-April 30, 2025 period.

c)	Memorandum of Agreement on Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

The Company entered into two agreements on the regularization of its debts with CAMMESA for energy purchases, fines and charges accrued through February 2023. The Payment plans liability resulting from the two Agreements signed by and between the Company and CAMMESA, including the financial components accrued, payments made and the offsetting against receivables under the Framework Agreement (Note 2.e), amounts to $ 229,078, and is disclosed in the Other payables account of the Statement of Financial Position, with the Company’s being up to date with the payments of the installments thereof.

The Payment plan for the debts incurred until August 31, 2022 stipulated in the agreement entered into on December 29 of that same year, after the application of the credit recognized by the Federal Government equivalent to five bills of consumption at the average value of 2020, consists of 96 progressively increasing installments at the interest rate in effect in the MEM, reduced by 50%, whose average installment according to the payment schedule is increased by 133% each year until the fifth year, and by 268% from the sixth through the eighth year.

The Payment plan for the debts incurred until February 28, 2023, stipulated in the agreement entered into on July 28 of that same year, consists of 96 monthly and consecutive installments adjusted in accordance with the development of the MWh value in effect. Therefore, as of December 31, 2024, due to the energy price increase mentioned in caption a) of this Note, the debt relating to this Payment plan totals $ 131,490.

Furthermore, the outstanding principal on the debts for the purchase of energy accrued between March 1, 2023 and December 31, 2024 amounts to $ 127,667. As from the maturities taking place on April 1, 2024, the Company’s payments of CAMMESA’s current billing are up to date.

On May 6, 2024, by means of Resolution No. 58/2024, the SE instructed CAMMESA to provide for a new access plan to regularize the amounts owed by distribution agents for the period maturing between February 1 and April 30, 2024 and submit a proposal for entering into agreements for the payment thereof, which at the date of issuance of these Consolidated financial statements has not been implemented.

Finally, in December 2024, CAMMESA's board of directors approved a new payment plan, which is currently subject to the actions of the granting authority to become operational.

d)	Agreement on the Regularization of Obligations – Transfer of jurisdiction and offsetting of receivables and payables. Penalty amounts earmarked for investments

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

On September 21, 2021, the National Ministry of Economy issued ME Resolution No. 590/2021 declaring the Agreement contrary to the public interest, thus paving the way for the filing of a legal action to declare it null and void. It also provided for the suspension of the administrative procedures relating to the fulfilment of the obligations arising from such Agreement.

Without prejudice to the foregoing, in the legal action filed by the Federal Government in order for the Agreement to be declared null and void, the Company moved to have the action dismissed for lack of prosecution. This request was favorably granted on December 13, 2024, with the Agreement, thus, remaining in full force and effect.

In the Second clause of the aforementioned agreement entered into in May 2019, the Company agreed to invest within a term of 5 years, to commence as from the signing of the agreement, an amount equivalent to the total amount of the penalties imposed for failing to comply with the technical service quality and the ENRE’s information requirements. When the commitment assumed has been fulfilled the Company will be permitted to settle the liability relating to those penalties.

As of the date of issuance of these Consolidated financial statements, the Company has complied with the works plan set forth in the agreement and has therefore settled the liability for penalties for an amount of $ 75,400, with an impact on the Statement of Comprehensive Income that amounts to $23,201.

e)	Agreement on Recognition of Consumption in Vulnerable Neighborhoods

On August 15, 2024, the outstanding portion to be contributed by the Province of Buenos Aires for electricity consumption of 2023 was effectively paid in accordance with CAMMESA’s statement of accounts, for $741. At of the date of issuance of these Consolidated financial statements, the amount to be contributed by the Federal Government, whose crediting and/or offsetting against debts with CAMMESA for electricity consumption of 2023 is still pending, totals $ 352.

With regard to electricity consumption generated in 2024, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 2,617 million and $ 4,378 million, respectively.

Furthermore, the Company requested that the SE and the Infrastructure Ministry of the Province of Buenos Aires initiate the administrative procedures in order to formalize the Framework Agreement’s regime in effect for the 2024-2025 period. This request was reiterated on October 29, 2024. As of the date of issuance of these Consolidated Financial Statements, the Agreement has not been formalized.

f)	Agreements on the collection of the Street Lighting Fee

edenor had signed agreements on the collection of the street lighting fee through the electric bill (“SLF Agreements”) with several municipalities of the concession area. These agreements had been duly approved by the ENRE.

On September 10, 2024, the Industry and Commerce Secretariat of the Economy Ministry issued ME Resolution No. 267/2024, pursuant to which Section 3 of Law No. 24,240 was amended, providing that the information related to the concepts included in the bills/invoices issued by the providers of goods and services in the framework of consumer relations shall solely and exclusively refer to the good or service specifically contracted by the consumer and supplied by the provider, and may not include any amounts or concepts unrelated to such good or service, without prejudice to any other general information that should be included in the issued document, in accordance with the applicable regulation. All this under the penalty of being subject to fines.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Subsequently, and based on the Resolution mentioned in the preceding paragraph, the ENRE issued Resolution No. 708/2024, pursuant to which all the acts performed by a governmental authority approving the collection agreements with the municipalities were repealed, thus rendering compliance with the purpose of those agreements impossible. This situation has been notified to the relevant Municipalities by a reliable means.

Accordingly, the Company has no longer provided the service in question. However, several Municipalities have decided to apply for (Law No. 16,986) and have been granted provisional measures that have suspended the application of ME Resolution No. 267/2024 and have reinstated the obligation to continue providing the street lighting fee collection service.

These Municipalities are those of the localities of San Martín, Tigre, Ituzaingó, Hurlingham, Moreno, Gral. Rodríguez, Las Heras, Pilar, Escobar, Merlo, San Fernando, Morón, José C. Paz and Malvinas Argentinas.

On February 19, 2025, a final decision was rendered on the legal actions concerning the unconstitutionality of Resolutions SIyC No. 267/2024 and ENRE No. 708/2024 brought by the municipalities of San Martín, Tigre, Ituzaingó, Moreno, Gral. Rodríguez, José C. Paz and Hurlingham, with the action for the protection of a constitutional right (amparo) filed by each of them being rejected on the merits. Nevertheless, the ruling temporarily provided for the non-applicability of the aforementioned resolutions, for a term of 90 days to commence from the service of notice.

g)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

As of December 31, 2024 and 2023, the Company has recognized in its Consolidated financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Furthermore, ENRE Resolution No. 63/17, as amended and supplemented, has set out the control procedures, the service quality assessment methodologies, and the penalty system, applicable as from February 1, 2017, for the 2017–2024 period.

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2024 and 2023, which does not imply the Company’s consent to the applied criteria.

h)	Restriction on the transfer of the Company’s common shares

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

The Consolidated financial statements for the year ended December 31, 2024 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV. The Consolidated financial statements were approved for issue by the Company’s Board of Directors on March 7, 2025.

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

Comparative information

The balances as of December 31, 2023, disclosed in these Consolidated financial statements for comparative purposes, arise as a result of restating the Consolidated financial statements as of that date to the purchasing power of the currency at December 31, 2024. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the Consolidated financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

Restatement of financial information

The Consolidated financial statements as of December 31, 2024, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2024, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The inflation rate applied for the fiscal year commenced January 1, 2024 and ended December 31, 2024, based on that indicated in the preceding paragraph, was 117.8%.

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

Consequently, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018, the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This regulation states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

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

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2024, 2023, 2022, 2021 and 2020, the inflation rate amounted to 117.8%, 211.4%, 94.8%, 50.9% and 36.1%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the Consolidated Statement of Financial Position

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Restatement of the Consolidated Statement of Comprehensive Income

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

Restatement of the Consolidated Statement of Changes in Equity

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

Restatement of the Consolidated Statement of Cash Flows

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

Note	3.1 | Bases of consolidation

The Group’s Consolidated Financial Statements include the financial information of both the Company and Edenor Tech SAU. For the presentation of the Consolidated Financial Statements, the full consolidation method has been applied to Edenor Tech SAU, following the procedure set forth in IFRS 10.

In the Consolidated Financial Statements, the carrying amount of the parent’s investment and its share in the profit or loss and cash flows are replaced with the total assets, liabilities, profit or loss and cash flows of the subsidiary, separately reflecting non-controlling interests.

Intragroup assets and liabilities, equity, income, expenses and cash flows are eliminated on consolidation. The gains or losses resulting from intragroup transactions that are recognized in assets are eliminated in full.

The non-controlling interests, presented within equity, represent the portion of the subsidiaries’ profit or loss and net assets that are not owned by edenor. The Company attributes the subsidiaries’ profit or loss and other comprehensive income to the owners of the parent and to the non-controlling interests on the basis of their respective ownership interests.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Subsidiaries are all those entities over which the Company has control. Control is achieved when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee Specifically, an investor has control over an investee if and only if the investor has:

-	power over the investee, i.e. the investor has existing rights that give it the ability to direct the investee’s relevant activities;
-	exposure, or rights, to variable returns from its involvement with the investee;
-	the ability to use its power over the investee to significantly affect its returns. In general, this ability is reflected in the holding, whether directly or indirectly, of more than 50% of the voting rights, although it is not exclusively limited to this criterion.

The investor will reassess whether or not it has control over the investee if facts and circumstances indicate that there are changes to one or more of the previously described elements of control. Consolidation of a subsidiary begins when the investor obtains control over the subsidiary and ceases when the investor loses control of the subsidiary. The assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the investor gains control until the date when the investor ceases to control the subsidiary.

For the consolidation of the companies over which control is exercised, the latest financial statements available at the end of the reporting year have been used, taking into consideration the significant operations and events that have occurred after the reporting year and the transactions between the Company and the subsidiaries that may have affected the latter’s equity. Furthermore, where necessary, the accounting principles and criteria used by the subsidiaries have been brought into line with those of edenor in order to present the consolidated financial statements on the basis of uniform valuation and presentation standards (Note 7).

Note	4 | Accounting policies

The main accounting policies used in the preparation of these Consolidated financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2024 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2024:

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

- IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, amended in May 2023. The amendments add disclosure requirements within existing disclosures that ask entities to provide quantitative and qualitative information about supplier finance arrangements.

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s Consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

IFRS 18 replaces IAS 1 “Presentation of financial statements” but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Comprehensive Statement of Income and its related notes.

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 is effective for annual reporting periods beginning as from January 1, 2027, earlier application permitted.

- IAS 21 “The effects of changes in foreign exchange rates”, amended in August 2023. Guidelines are included in order to specify when a currency is interchangeable and how to determine the exchange rate to apply when it is not. The amendments are effective for annual reporting periods beginning as from January 1, 2025.

- IFRS 7 “Financial Instruments: Disclosures” and IFRS 9 “Financial Instruments”, amended in May 2024. The amendments address matters identified during the post-implementation review of the classification and measurement requirements of financial instruments. The amendments are effective for annual reporting periods beginning as from January 1, 2026.

- Annual improvements to IFRS – Volume 11, issued in July 2024. It contains amendments to IFRS 1 “First-time adoption of IFRS”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash Flows”. These amendments are effective for annual reporting periods beginning as from January 1, 2026.

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

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a Consolidated asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

The contracts with customers for the provision of the electricity distribution service and other services (Note 9) are recognized when each and every one of the following conditions is met:

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Note	4.5 | Effects of the changes in foreign currency exchange rates

a.        Functional and presentation currency

The information included in the Consolidated financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the Entity operates. The Consolidated financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation as indicated in Note 3, which is also the presentation currency.

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

Note	4.9 | Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significant low risk of change in value.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
i.	Cash and banks in local currency: at nominal value.
ii.	Cash and banks in foreign currency: at the exchange rate in effect at the end of the year.
iii.	Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note	4.10 | Equity

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

Pursuant to Section 27 Part I Chapter I of the CNV’s Regulations, the Shareholders in the Meetings at which they should decide upon the approval of Consolidated financial statements in which the Unappropriated retained earnings account has a significant negative balance that requires the application, as appropriate, of sections 94 -sub-section 5-, 96 or 206 of the Business Organizations Law, or, quite to the contrary, a positive balance, must adopt an express resolution as to the allocation of such balance (taking into consideration for calculation purposes the fiscal year’s results as well as its retained earnings/accumulated deficit), whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

Note	4.11 | Trade and other payables

a.	Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.g), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these Consolidated financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.g.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	4.12 | Borrowings

Borrowings are initially recognized at fair value, less direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note	4.13 | Deferred revenue

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

Note	4.14 | Employee benefits

•	Benefit plans

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the relevant result.

Furthermore, taking into account that share-based payments are not considered significant balances, the disclosures required under IFRS 2 have not been made.

Note	4.15 | Income tax

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

The deferred tax is determined using the effective rate resulting from the application of the tax scale in effect at the closing date of the Consolidated financial statements and which is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

Uncertain tax positions

In determining the current and the deferred income tax expense, the Company takes into consideration the impact of the uncertain tax positions, including whether such positions can result in additional taxes or interest. IFRIC 23 interpretation determines how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty over income tax treatments. For such purpose, the Company must assess if the tax authorities will accept an uncertain tax treatment.

If the Company concludes that it is not probable that the treatment will be accepted, it will reflect the effect of the uncertainty in determining the taxable profit, tax loss carryforwards, unused tax losses, unused tax credits and tax rates.

The Company estimates that it is entitled to apply the uncertain tax treatment; therefore, it has calculated the tax position taking this treatment into consideration.

In this regard, the Company shall make consistent judgments and estimates for both current income tax and deferred tax. edenor will reassess a judgment or estimate required by this interpretation if the facts and circumstances on which the judgment or estimate was based change or as a result of new information that affects the judgment or estimate applied.

Note	4.16 | Right-of-use assets

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

Note	4.17 | Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

Note	4.18 | Balances with related parties

Receivables and payables with related parties are recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

Note	4.19 | Classification of assets and liabilities into current and non-current

Assets and liabilities are presented as current and non-current in the Statement of Financial Position.

An asset is classified as current when the Company:

-	expects to realize the asset or intends to sell or consume it in its normal operating cycle;
-	holds the asset primarily for the purpose of trading;
-	expects to realize the asset within twelve months after the reporting year; or
-	the asset is cash or a cash equivalent unless the asset is restricted and cannot be exchanged or used for the settlement of a liability for at least twelve months after the closing of the reporting year.

All other assets are classified as non-current.

A liability is classified as current when the Company:

-	expects to settle the liability in its normal operating cycle;
-	the liability is due to be settled within twelve months after the closing date of the reporting year; or
-	does not have an unconditional right to defer settlement of the liability for at least twelve months after the closing date of the reporting year.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current assets or liabilities as appropriate.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial debt is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk by trying to enter into currency futures. At the date of issuance of these Consolidated financial statements, the Company has not hedged its exposure to the US dollar.

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

As of December 31, 2024 and 2023, the Company’s balances in foreign currency are as follow:

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

	Currency	Amount in foreign currency	Exchange rate (1)	Total 12.31.24	Total 12.31.23

ASSETS
CURRENT ASSETS
Other receivables	USD	1.6	1029.00	1,646	46,129
Financial assets at fair value through profit or loss	USD	285.8	1029.00	294,088	89,627
Cash and cash equivalents	USD	14.0	1029.00	14,406	351
TOTAL CURRENT ASSETS				310,140	136,107
TOTAL ASSETS				310,140	136,107

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	343.9	1032.00	354,945	96,566
TOTAL NON-CURRENT LIABILITIES				354,945	96,566
CURRENT LIABILITIES
Trade payables	USD	17.8	1032.00	18,370	40,317
	EUR	0.1	1074.31	107	1,169
	CHF	0.2	1141.31	228	629
Borrowings	USD	12.1	1032.00	12,480	109,708
	CNY	-	141.25	-	618
Other payables	USD	-	1032.00	-	2,459
TOTAL CURRENT LIABILITIES				31,185	154,900
TOTAL LIABILITIES				386,130	251,466

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2024 for US Dollars (USD), Euros (EUR), Swiss francs (CHF) and Chinese yuans (CNY).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.24	12.31.23
Net position
US dollar	(75,655)	(112,943)
Chinese Yuan	-	(618)
Euro	(107)	(1,169)
Swiss franc	(228)	(629)
Total	(75,990)	(115,359)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the profit (loss) for the year:

	12.31.24	12.31.23
Net position
US dollar	(7,566)	(11,294)
Chinese Yuan	-	(62)
Euro	(11)	(118)
Swiss franc	(23)	-
Decrease in the results of operations for the year	(7,600)	(11,474)

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

ii.	Price risk

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2024 and 2023, except for both Classes Nos. 4 and 6 Corporate Notes issued by the Company in Argentine pesos, at the private BADLAR floating interest rate plus an annual 3% and 7% fixed margin, respectively (Note 29), and the Payment plan with CAMMESA that is disclosed in the Other payables account (Notes 2.c and 26), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

At each fiscal year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2024 and 2023, delinquent trade receivables totaled approximately $ 33,703 and $ 24,727, respectively. As of December 31, 2024 and 2023, the Consolidated financial statements included allowances for $ 11,365 and $ 13,591, respectively.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in money market funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2024 and 2023, the Company’s current financial assets at fair value amount to $ 363,351 and $ 179,933, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

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

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2024
Trade payables and other liabilities	353,726	488,492	127,039	40,550	277,945	1,287,752
Borrowings	-	99,550	12,980	354,945	-	467,475
Total	353,726	588,042	140,019	395,495	277,945	1,755,227

As of December 31, 2023
Trade payables and other liabilities	218,480	344,681	97,593	40,959	351,303	1,053,016
Borrowings	-	-	110,326	96,566	-	206,892
Total	218,480	344,681	207,919	137,525	351,303	1,259,908

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Note	5.2 | Concentration risk factors

a.      Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2024 and 2023.

b.     Related to employees who are union members

As of December 31, 2024, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees’ labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

Collective bargaining agreements were entered into in the months of February, March, April, May, June, August, October and December 2024, as a consequence of the inflationary context in which the Argentine economy is immersed. At the date of issuance of the Consolidated financial statements, there is no certainty concerning future collective bargaining agreements.

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

The gearing ratios at December 31, 2024 and 2023 were as follow:

	12.31.24	12.31.23
Total liabilities	2,472,512	2,053,023
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(387,269)	(199,810)
Net debt	2,085,243	1,853,213
Total Equity	1,507,065	1,232,604
Total capital attributable to owners	3,592,308	3,085,817
Gearing ratio	58.05%	60.06%

Note	5.4 | Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which the Grantor is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and fees.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these Consolidated financial statements, there are no events of non-compliance by the Company that could lead to that situation.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	5.5 | Information security-related risk factors

The Company has a Security Information and Event Management System in place to access data-based information, mitigating risks at scale with machine learning-based analysis.

Furthermore, there are information security awareness programs addressed to the staff, and a liability insurance that covers the Company against the residual risks and costs associated with cybersecurity events.

Note	5.6 | Fair value estimate

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

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2024 and 2023:

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

	LEVEL 1	LEVEL 2

At December 31, 2024
Assets
Other receivables
Transferred assets and in custody	8,945	-
Financial assets at fair value through profit or loss:
Negotiable instruments	114,494	-
Mutual funds	248,857	-
Cash and cash equivalents:
Mutual funds	448	-
Total assets	372,744	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	131,490
Total liabilities	-	131,490

At December 31, 2023
Assets
Other receivables
Transferred assets and in custody	44,436
Financial assets at fair value through profit or loss:
Negotiable instruments	1,280	-
Mutual funds	178,653	-
Cash and cash equivalents		-
Mutual funds	16,833
Total assets	241,202	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	130,632
Total liabilities	-	130,632

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

The preparation of the Consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The Company has made its projections under the assumption that in the next few years it will obtain the long overdue electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 6.22%, translating it into Argentine pesos for the discount in each of the scenarios presented.

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

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: includes the adjustment of energy purchase prices according to SE Resolution No. 26/2025 (Note 2.b.). Automatic and monthly adjustments from the CPD are included as from April 2025. One single adjustment relating to the increase that in accordance with edenor’s presentations in the framework of the Five-year Electricity Rate Review was pending, is included in April 2025. Probability of occurrence assigned 25%.

b)	Scenario No. 2: includes the adjustment of energy purchase prices according to SE Resolution No. 26/2025 (Note 2.b.). Automatic and monthly adjustments from the CPD are included as from April 2025. Adjustments relating to the increase that in accordance with edenor’s presentations in the framework of the Five-year Electricity Rate Review was pending, are included as from April 2025 in 36 equal and consecutive installments. Probability of occurrence assigned 60%.

c)	Scenario No. 3: includes the adjustment of energy purchase prices according to SE Resolution No. 26/2025 (Note 2.b.). Automatic and monthly adjustments from the CPD are included as from April 2025. Adjustments lower than the amount of the increase that in accordance with edenor’s presentations in the framework of the Five-year Electricity Rate Review was pending, are included as from May 2025 in 35 equal and consecutive installments. Probability of occurrence assigned 15%.

In all the cases, the treatment of the debt with CAMMESA is as follows: payments under the payment plans agreed with the Federal Government in December 2022 (Note 2.c) are made. The debt generated between September 2023 and March 2024 is settled in accordance with a payment plan consisting of 72 increasing installments.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages, based mainly on experience and giving consideration to the long overdue electricity rate adjustment, the current economic and financial situation, and the need to keep the public service, object of the concession, operative.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these Consolidated financial statements, the Company has recorded no additional impairments of property, plant and equipment.

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are distortions in the nature, timing, and modality of the electricity rate increases. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to significant changes in the determination of the recoverable value.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these Consolidated financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.g.

f.	Contingencies and provisions for lawsuits

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

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the Consolidated financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made by Management. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material effect on the Statements of Financial Position, Comprehensive Income, Changes in Equity and Cash Flows.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	7 | Economic group and joint arrangements

Note	7.1 | Information about the subsidiary

Edenor Tech SAU

Edenor Tech SAU is a corporation (sociedad anónima) organized under Argentine laws, with legal domicile at 6363 Av. Del Libertador Ave. – City of Buenos Aires, Argentina. Edenor Tech SAU was organized on July 23, 2024, through the contribution of 100,000,000 shares subscribed and paid-in in cash by edenor.

Percentage interest held in capital stock and votes		Corporate purpose	Legal address

Edenor Tech SAU	100%	Sale, management, storage, import and export of renewable and conventional energy and their possible by-products	Av. Del Libertador 6363, CABA

The corporate purpose of Edenor Tech S.A.U. is to engage in the sale, storage, import and export of renewable and conventional energy, as well as critical minerals such as copper, lithium and gold. As for services, it offers technical consultancy, software development and provision, artificial intelligence, data science, data storage and IT solutions, in addition to training on technology-related matters. Finally, in the industrial sector, it participates in the installation, generation and maintenance of energy systems, the transformation and sale of renewable energy and the manufacturing of related equipment and material, among other activities.

Note	7.2 | Interest in joint ventures

The joint ventures in which the Group holds an interest as of December 31, 2024 and 2023, valued in accordance with the equity method of accounting of IAS 28 are as follow:

Percentage interest held in capital stock and votes		Corporate purpose	Legal address	Equity attributable to the owners		Loss from interest in joint ventures
				12.31.24	12.31.23	12.31.24	12.31.23	12.31.22

SACME	50%	Control of the operation of both the electric power generation and transmission in the GBA	Av. España 3251, CABA	121	124	(13)	(21)	(37)

Note	8 | Contingencies and lawsuits

The Company has contingencies and is a party to lawsuits that arise from labor, civil and commercial complaints that relate to atomized legal actions for individual non-significant amounts, which in the Company’s opinion are likely to result in an outflow of resources, and for which a provision in the amount of $ 29,595 has been recorded as of December 31, 2024.

Furthermore, there are significant judicial processes whose outcome, depending on the evidence produced in the cases and based on the legal advisors’ assessment, is uncertain. These judicial processes are detailed below:

- Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (13563/2009)

In March 2010, Consumidores Financieros Asociación Civil Para Su Defensa (“CFD”) brought a class action against the Company and Edesur in National Court of Original Jurisdiction in Federal Administrative Matters No. 2, Clerk’s Office No. 3, seeking the reimbursement of: (i) interest applicable to the payment of energy purchased from the MEM, transferred to customers; (ii) the Value Added Tax (VAT) percentage on that interest, calculated on a taxable base that is allegedly contrary to the Consumer Protection Law; and (iii) the late payment charges calculated at the lending rate published by Banco de la Nación Argentina.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

On April 22, 2010, the Company answered the complaint, filing a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants.

Prior to the time allowed to produce evidence, the Tax authorities were ordered to conduct a review of the proceedings in order to issue an opinion on the motion to dismiss for lack of standing filed by edenor. After the proceedings were sent back to the court, the motion was rejected. At the time, the Company filed an appeal against such denial.

In 2020, evidence was offered and arguments were submitted, with the Company’s invoking lack of standing and the termination of the action by lapse of time. The rendering of a decision on the motions filed by the Company has been deferred and will be considered when final judgment is rendered. The action brought by ADDUC (which is detailed below) will be considered together with these actions.

At the date of issuance of these Consolidated financial statements, this case is pending resolution.

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

On April 8, 2014, the Court admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the proceedings be sent to the Court hearing the case entitled “Consumidores Financieros Asociación Civil vs Edesur and Other defendants, for breach of contract”.

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

At the date of issuance of these Consolidated financial statements, this case is pending resolution.

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

- Legal action brought by Asociación por la Defensa de Usuarios y Consumidores (6818/2017).

In October 2017, ADUC filed a complaint against the Company in Court of Original Jurisdiction in Civil and Commercial Federal Matters No. 2, challenging the regulatory requirements relating to customers who request electricity provision with Tariff 2.

Having the issue being joined, the Company is in the process of answering the complaint. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by the Municipality of La Matanza and other plaintiffs (34213-2024)

In September 2024, the mayor of La Matanza, jointly with Asociación Civil DEUCO (Defensa usuarios y Consumidores) brought an action against edenor in the Court in Administrative Matters No. 1 of La Matanza, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting that a precautionary measure be granted, ordering the suspension of electricity rate increases until a predictable electricity rate system with affordable rates is set forth by the Federal Government. On October 1, 2024, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the defendant to refrain from suspending service provision to the users benefiting from the Social Tariff due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, and the Local (San Martín) Appellate Court in Administrative Matters upheld the appeal, partially reversing the resolution and directing the Company to inform users about the existence of this legal action if and when service provision is suspended. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

- Legal action brought by the Municipality of Morón and other plaintiffs (7 4313-2025)

In January 2025, the mayor of Morón jointly with Asociación Civil sin Fines de Lucro Unión Comerciantes Agüero brought an action against edenor in the Court in Administrative Matters No. 1 of Morón, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting the non-application thereof through the granting of a precautionary measure. On January 15, 2025, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the Company to refrain from suspending service provision to the citizens of Morón district due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, which is pending resolution. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by Asociación de Defensa de los Consumidores y Usuarios de la Argentina and other plaintiffs (17284/2024)

In October 2024, ADCUA, jointly with Unión de Consumidores de Argentina, Asociación de Consumidores y Usuarios de la Argentina, and Asociación Protección Consumidores del Mercado Común del Sur, brought an action against edenor, Edesur S.A., Naturgy Ban S.A., the ENRE, the ENERGAS and the National Industry and Commerce Secretariat (SIyC) in Federal Court in Administrative Matters No. 3 claiming, as the main question at issue, compliance by public service providers with Resolution No. 267/24 of the SIyC, which prohibits the collection through the bill of charges unrelated to the services contracted by the user. In this regard, the plaintiffs requested that a precautionary measure be granted ordering the defendants to re-bill customers and comply with Resolution No. 267/24.

The Company entered an appearance and on December 20, 2024, the Court partially rejected the requested precautionary measure, ruling that in the case that Resolution No. 267/24 is not applied due to the existence of precautionary measures, this fact must be included in the bills issued by public service providers. The Company has filed an appeal against this precautionary measure, on which no decision has yet been rendered.

The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Claim of the City of Buenos Aires Tax Authorities (“AGIP”). Assessment Resolution No. 3417/2017

On December 5, 2017, the AGIP claims alleged differences in the contribution that impacts electric power companies. The difference is based on the content of the contribution’s taxable base, which in the AGIP’s opinion, is made from the Company’s monthly income deriving from sales, without admitting the deduction for the sale of energy to railway companies provided for in the federal laws governing the contribution. The main objections made by the AGIP are the following: a) challenged the tax returns for the 2011-2013 tax periods; b) assessed the resulting tax for the 2011-2023 tax periods, plus interest; c) provided that for the income obtained in connection with the activity of “distribution of electricity and sale services” the Company should pay the aforementioned contribution for the referred to fiscal years at the rate of 6%; and (d) imposed fines.

On January 18, 2018, the Company filed a post-judgement motion for reversal, which was rejected on July 4, 2019. Against this denial, the Company filed an appeal before a higher administrative authority (“recurso jerárquico”). To date, the AGIP has issued no resolution in regard to this appeal.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for the 12/2011- 11/2019 fiscal periods

The Company, based on the opinion (pronouncements) of its legal advisors in 2011, decided to apply the reduced rate for contributions to the SUSS set forth in section 2, sub-section b) of Executive Order No. 814/2001 as it is a corporation in which the Sustainability Guarantee Fund, managed by the ANSES, holds an interest (Law 26,425, as amended).

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

However, based on the enactment of Law No. 27,743 on “Palliative and Relevant Tax Measures”, which provides for an “Exceptional Regularization System of Tax, Custom and Social Security-related Payment Obligations”, regulated by Executive Order No. 608/2024 and implemented by the AFIP by means of General Resolution No. 5525/2024 dated July 16, 2024, the Company has decided to adhere to the payment facilitation plan provided therein and agreed to pay the principal on the amounts claimed by the tax authorities in three monthly installments. Furthermore, it obtained a 70% reduction in interest and fines determined. At present, the amounts owed by the Company have been fully paid.

In accordance with the provisions of Section 3 of the Law on Tax Measures and Section 35 of General Resolution No. 5525/2024 of the AFIP, edenor abandoned the claim and, after the payment of the last installment provided for therein has been made the following proceedings will be deemed terminated: (i) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 20408/2021 (CI 25,329) (OI No. 1,578,472- for the 12/2011-12/2016 tax periods); (ii) Edenor S.A. VS AFIP, CHALLENGE OF DEBT, Court record 11840/2021 (CI 25,329) (OI No. 1,806,371- for the 01/2017-06/2019 tax periods); and (iii) Edenor S.A. VS AFIP, SOCIAL SECURITY CONTRIBUTIONS (CI 24,920) (OI: 1893337- for the 07/2019-11/2019 tax periods- Court record No.: CSS 053731/2022).

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

The Company answered the complaint, with the stage for producing evidence nearing completion. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

The AFIP initiated a verification process to assess differences in connection with the VAT, undocumented outflows and the income tax, at the request of the Court hearing the case entitled “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and other plaintiffs” (Case No. 58258/2017”), for bills issued by certain former suppliers of the Company, considered in such proceedings to be “usinas mixtas” (companies used as real and fake invoice plants).

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

On April 12, 2024, as a consequence of the analysis of the submitted expert’s report, Federal Court in Criminal Matters of San Martín No. 1 rendered judgment, stating that the investigation is exhausted and that as a result thereof not only the execution of the works and transactions documented in the billing declared in the 2017-2018 period by edenor to the tax collecting agency, but also the existence and operating capacity of both contractors to manage and carry out the works paid by edenor was verified, acquitting the Company, the Company’s former chairman and former Board of Directors members, CYSE S.A., and Fuentes y Asociados S.A. of the criminal charges related to this case. On August 6, 2024, this decision was confirmed by the Appellate Court, ordering the dismissal of the charges against edenor and its directors.

- Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil (Procurar) – Class action for the protection of a constitutional right (“amparo colectivo”)

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil, jointly with two users domiciled in the District of San Martín, brought an action against the Company, the Energy Secretariat (SE) and CAMMESA.

In that framework, a provisional measure was issued, pursuant to which: (i) the Company was ordered to refrain from paying CAMMESA any amounts earmarked for the carrying out of the investments necessary for ensuring the appropriate quality of the electricity service; and (ii) CAMMESA was ordered to refrain, both from judicially claiming payment by the Company for the energy supplied and/or to be supplied in the future to edenor, and from issuing any precautionary measure affecting the latter’s equity, as a result of energy supplied, maintaining the normal and regular dispatch of energy, affecting neither the continuity nor the quality of the public service the distributor must provide to its customers. The court allowed the Company to extend the effects of the provisional measure until February 25, 2025.

- Energy Secretariat vs EDESUR SA and other defendants, Proceeding for the Determination of a Claim

On September 21, 2021, the National Economy Ministry issued Resolution No. 590/2021, declaring contrary to the public interest the “Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions” entered into on May 10, 2019 by and between the Energy Government Secretariat, in representation of the Federal Government, the Company and Edesur S.A. Such declaration requires that the Agreement be declared null and void in court, and, in that framework, on October 24, 2024, the Company was served notice of the complaint pending in the Court having jurisdiction in Federal Administrative Matters No. 8, Clerk’s Office No. 15. At the Company’s request, the court declared the termination of the action by lapse of time. In this regard, it cannot be verified if an appeal has been filed by the Federal Government within the time and under the formalities prescribed by law.

- Application of Minutes 2783 of the CNAT in the Province of Buenos Aires

Taking into consideration the provisions of Minutes 2783 of the CNAT (“National Court of Appeals in Labor Matters”), which provide for the application of the RIPTE index plus an annual 6%, the Company has adjusted the estimate of the provision for labor lawsuits of the PBA.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

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

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power represents transmission costs and other regulatory charges.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts to approximately 9.1%.

	12.31.24		12.31.23		12.31.22
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	13,086	1,252,715	13,589	909,134	13,052	765,306
Medium demand segment: Commercial and industrial (T2)	1,515	258,908	1,552	171,244	1,529	142,648
Large demand segment (T3)	3,503	458,650	3,680	380,954	3,714	416,314
Other: (Shantytowns/Wheeling system)	4,622	64,951	4,721	58,104	4,531	63,202
Subtotal - Sales of electricity	22,726	2,035,224	23,542	1,519,436	22,826	1,387,470

Other services
Right of use of poles		6,214		6,389		7,561
Connection and reconnection charges		1,689		910		821
Subtotal - Other services		7,903		7,299		8,382

Total - Revenue		2,043,127		1,526,735		1,395,852

	12.31.24		12.31.23		12.31.22
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	26,827	(1,166,395)	27,676	(999,413)	27,158	(971,291)

(1)	As of December 31, 2024, 2023 and 2022, include technical and non-technical energy losses for 4,101 GWh, 4,134 GWh and 4,332 GWh, respectively.

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Expenses by nature at 12.31.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	160,000	20,259	47,671	227,930
Pension plans	9,582	1,213	2,855	13,650
Communications expenses	7,547	6,070	95	13,712
Allowance for the impairment of trade and other receivables	-	9,474	-	9,474
Supplies consumption	34,780	-	2,850	37,630
Leases and insurance	1,930	33	5,535	7,498
Security service	16,161	764	915	17,840
Fees and remuneration for services	104,173	44,942	70,377	219,492
Public relations and marketing	-	9,145	-	9,145
Advertising and sponsorship	-	4,711	-	4,711
Reimbursements to personnel	-	-	7	7
Depreciation of property, plant and equipment	121,577	18,117	14,865	154,559
Depreciation of right-of-use asset	1,062	2,124	7,434	10,620
Directors and Supervisory Committee members’ fees	-	-	567	567
ENRE penalties	25,293	55,378	-	80,671
Taxes and charges	-	31,455	18,980	50,435
Other	31	4	568	603
At 12.31.24	482,136	203,689	172,719	858,544

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2024 for $ 33,364.

Expenses by nature at 12.31.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	165,965	22,915	52,316	241,196
Pension plans	3,637	502	1,147	5,286
Communications expenses	5,161	5,280	21	10,462
Allowance for the impairment of trade and other receivables	-	14,506	-	14,506
Supplies consumption	22,464	-	1,622	24,086
Leases and insurance	1,434	29	4,053	5,516
Security service	6,336	464	3,478	10,278
Fees and remuneration for services	106,716	41,119	64,544	212,379
Public relations and marketing	-	14,472	-	14,472
Advertising and sponsorship	-	7,455	-	7,455
Reimbursements to personnel	-	-	9	9
Depreciation of property, plant and equipment	141,752	21,124	17,332	180,208
Depreciation of right-of-use asset	616	1,232	4,313	6,161
Directors and Supervisory Committee members’ fees	-	-	351	351
ENRE penalties	12,844	27,763	-	40,607
Taxes and charges	-	23,365	15,230	38,595
Other	21	4	397	422
At 12.31.23	466,946	180,230	164,813	811,989

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2023 for $ 36,547.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Expenses by nature at 12.31.22
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	152,935	22,885	46,148	221,968
Pension plans	5,616	841	1,694	8,151
Communications expenses	3,007	5,727	9	8,743
Allowance for the impairment of trade and other receivables	-	14,910	-	14,910
Supplies consumption	22,092	-	2,232	24,324
Leases and insurance	1,326	30	6,282	7,638
Security service	7,519	969	1,196	9,684
Fees and remuneration for services	69,474	38,927	45,032	153,433
Public relations and marketing	-	12,859	-	12,859
Advertising and sponsorship	-	6,624	-	6,624
Reimbursements to personnel	-	-	13	13
Depreciation of property, plant and equipment	97,049	14,462	11,866	123,377
Depreciation of right-of-use asset	701	1,400	4,902	7,003
Directors and Supervisory Committee members’ fees	-	-	468	468
ENRE penalties	14,007	19,006	-	33,013
Taxes and charges	-	21,887	14,132	36,019
Other	11	2	298	311
At 12.31.22	373,737	160,529	134,272	668,538

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2022 for $ 30,414.

Note	11 | Other operating income (expense)

	Note	12.31.24	12.31.23	12.31.22
Other operating income
Income from customer surcharges		22,977	30,492	20,555
Commissions on municipal taxes collection		3,126	4,633	4,562
Fines to suppliers		1,411	1,223	797
Services provided to third parties		6,519	4,676	4,175
Investment plan - Agreement on the Regularization of Obligations	2.d	23,201	-	-
Income from non-reimbursable customer contributions		760	343	418
Expense recovery		282	11	338
Framework agreement	2.e	801	13,035	20,435
Recovery of allowance for the impairment of trade receivables - Agreement on the Regularization of Obligations	2.c	-	-	17,970
Other		72	758	1,332
Total other operating income		59,149	55,171	70,582

Other operating expense
Gratifications for services		(3,219)	(2,927)	(1,540)
Cost for services provided to third parties		(4,351)	(3,835)	(3,704)
Severance paid		(268)	(398)	(690)
Provision for contingencies	34	(23,739)	(21,164)	(29,875)
Disposals of property, plant and equipment		(3,114)	(1,015)	(2,361)
Other		(560)	(1,995)	(305)
Total other operating expense		(35,251)	(31,334)	(38,475)

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	12 | Net finance costs

	12.31.24	12.31.23	12.31.22
Financial income
Assigned assets interest	805	797	381
Other interest	419	3	61
Total financial income	1,224	800	442

Financial costs
Commercial interest	(239,121)	(557,942)	(505,796)
Penalties interest	(47,494)	(117,383)	(75,169)
Borrowings interest	(43,396)	(18,973)	(12,527)
Fiscal interest and other	(3,985)	(93)	(746)
Bank fees and expenses	(6,416)	(1,221)	(986)
Total financial costs	(340,412)	(695,612)	(595,224)

Other financial results
Changes in fair value of financial assets	66,888	143,859	19,160
Changes in fair value of financial liabilities	(121,585)	(70,302)	-
Loss on debt restructuring	(3,447)	-	(3,044)
Net loss from the cancelattion of Corporate Notes	-	-	(2,465)
Exchange differences	(14,039)	(105,238)	10,026
Adjustment to present value of receivables	(5,848)	(3,071)	(2,295)
Other financial costs (*)	(41,990)	(33,378)	(31,077)
Total other financial results	(120,021)	(68,130)	(9,695)
Total net financial costs	(459,209)	(762,942)	(604,477)

(*)	As of December 31, 2024, 2023 and 2022, includes $ 40,490, $ 32,392 and $ 28,834 relating to EDELCOS S.A.’s technical assistance, respectively (Note 35).

Note	13 | Basic and diluted earnings per share

Basic

The basic earnings per share is calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2024, 2023 and 2022, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincides with the diluted earnings per share, inasmuch as the Company has issued neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.24	12.31.23	12.31.22
Income (Loss) for the year attributable to the owners of the Company	272,128	191,387	(44,014)
Weighted average number of common shares outstanding	875	875	875
Basic and diluted income (loss) per share – in pesos	311.00	218.73	(50.30)

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	79,846	719,080	1,805,578	800,959	255,109	708,551	13,090	4,382,213
Accumulated depreciation	(22,826)	(287,465)	(801,585)	(364,851)	(133,375)	-	-	(1,610,102)
Net amount	57,020	431,615	1,003,993	436,108	121,734	708,551	13,090	2,772,111

Additions	1,107	159	3,675	12,649	25,348	346,277	-	389,215
Disposals	-	(2,261)	(1,549)	(274)	(66)	-	-	(4,150)
Transfers	437	24,289	65,885	24,181	17,281	(153,238)	21,165	-
Depreciation for the year	(2,083)	(28,787)	(66,862)	(34,855)	(21,972)	-	-	(154,559)
Net amount 12.31.24	56,481	425,015	1,005,142	437,809	142,325	901,590	34,255	3,002,617

At 12.31.24
Cost	81,391	737,422	1,868,230	837,417	297,038	901,590	34,255	4,757,343
Accumulated depreciation	(24,910)	(312,407)	(863,088)	(399,608)	(154,713)	-	-	(1,754,726)
Net amount	56,481	425,015	1,005,142	437,809	142,325	901,590	34,255	3,002,617

•     During the year ended December 31, 2024, the Company capitalized as direct own costs $ 33,364.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.22
Cost	75,297	704,797	1,750,330	770,118	199,751	609,146	8,166	4,117,605
Accumulated depreciation	(17,127)	(256,745)	(723,672)	(326,957)	(108,067)	-	-	(1,432,568)
Net amount	58,170	448,052	1,026,658	443,161	91,684	609,146	8,166	2,685,037

Additions	1,019	172	11,761	14,734	21,215	220,318	-	269,219
Disposals	(37)	(61)	(854)	(952)	(33)	-	-	(1,937)
Transfers	3,576	14,196	46,347	17,513	34,357	(120,913)	4,924	-
Depreciation for the year	(5,708)	(30,744)	(79,919)	(38,348)	(25,489)	-	-	(180,208)
Net amount 12.31.23	57,020	431,615	1,003,993	436,108	121,734	708,551	13,090	2,772,111

At 12.31.23
Cost	79,846	719,080	1,805,578	800,959	255,109	708,551	13,090	4,382,213
Accumulated depreciation	(22,826)	(287,465)	(801,585)	(364,851)	(133,375)	-	-	(1,610,102)
Net amount	57,020	431,615	1,003,993	436,108	121,734	708,551	13,090	2,772,111

•     During the year ended December 31, 2023, the Company capitalized as direct own costs $ 36,547.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	15 | Right-of-use asset

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

The leases recognized as right-of-use assets in accordance with IFRS 16 and the development thereof are disclosed below:

	12.31.24	12.31.23
Balance at beginning of the year	7,708	4,795
Additions	13,363	9,074
Depreciation for the year	(10,620)	(6,161)
Balance at end of the year	10,451	7,708

The lease expense balance as of December 31, 2024 and 2023 is disclosed in Other payables (Note 27).

Note	16 | Inventories

	12.31.24	12.31.23

Supplies and spare-parts	149,772	86,703
Advance to suppliers	-	1
Total inventories	149,772	86,704

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	17 | Financial instruments

Note	17.1 | Financial instruments by category

Schedule of financial instrument by category
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2024
Assets
Trade receivables	362,367	-	-	362,367
Other receivables	34,816	8,945	13,020	56,781
Cash and cash equivalents
Cash and Banks	20,182	-	-	20,182
Time deposits	3,288	-	-	3,288
Mutual funds	-	448	-	448
Financial assets at fair value through profit or loss:
Negotiable instruments	-	114,494	-	114,494
Mutual funds	-	248,857	-	248,857
Financial assets at amortized cost:
Negotiable instruments	10,199	-	-	10,199
Total	430,852	372,744	13,020	816,616

As of December 31, 2023
Assets
Trade receivables	145,024	-	-	145,024
Other receivables	10,641	44,437	19,068	74,146
Cash and cash equivalents
Cash and Banks	3,044	-	-	3,044
Mutual funds	-	16,833	-	16,833
Financial assets at fair value through profit or loss:
Negotiable instruments	-	1,280	-	1,280
Mutual funds	-	178,653	-	178,653
Total	158,709	241,203	19,068	418,980

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2024
Liabilities
Trade payables	761,592	-	761,592
Other payables	168,825	131,490	300,315
Borrowings	467,475	-	467,475
Total	1,397,892	131,490	1,529,382

As of December 31, 2023
Liabilities
Trade payables	528,179	-	528,179
Other payables	279,341	130,632	409,973
Borrowings	206,892	-	206,892
Total	1,014,412	130,632	1,145,044

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each financial instrument category are as follow:

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
Schedule of income, expenses, gains and losses resulting from each financial instrument
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2024
Interest income	1,224	-	1,224
Exchange differences	17,991	29,766	47,757
Changes in fair value of financial assets	-	66,888	66,888
Total	19,215	96,654	115,869

As of December 31, 2023
Interest income	800	-	800
Exchange differences	84,386	71,751	156,137
Changes in fair value of financial assets	-	143,859	143,859
Total	85,186	215,610	300,796

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2024
Interest expense	(330,011)	-	(330,011)
Exchange differences	(61,796)	-	(61,796)
Loss on debt restructuring	(3,447)	-	(3,447)
Changes in fair value of financial liabilities	-	(121,585)	(121,585)
Other financial results	(41,990)	-	(41,990)
Total	(437,244)	(121,585)	(558,829)

As of December 31, 2023
Interest expense	(694,298)	-	(694,298)
Exchange differences	(261,375)	-	(261,375)
Changes in fair value of financial liabilities	-	(70,302)	(70,302)
Other financial results	(33,378)	-	(33,378)
Total	(989,051)	(70,302)	(1,059,353)

Note	17.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

Schedule of credit quality of financial assets
	12.31.24	12.31.23
Customers with no external credit rating:
Group 1 (i)	221,661	74,351
Group 2 (ii)	116,565	58,591
Group 3 (iii)	24,141	12,082
Total trade receivables	362,367	145,024

(i)	Relates to customers with debt to become due.
(ii)	Relates to customers with past due debt from 0 to 3 months.
(iii)	Relates to customers with past due debt from 3 to 12 months.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	18 | Other receivables

	Note	12.31.24	12.31.23
Non-current:
Related parties	35.c	124	6

Current:
Framework agreement (1)	2.e	-	602
Assigned assets and in custody (2)		8,945	44,436
Judicial deposits		1,468	815
Security deposits		508	796
Prepaid expenses		3,839	1,954
Advances to suppliers		4,678	2,991
Tax credits		13,019	19,068
Debtors for complementary activities		24,229	3,575
Other		22	31
Allowance for the impairment of other receivables		(51)	(128)
Total current		56,657	74,140

(1)	As of December 31, 2023, relates to the Framework Agreement related to the Recognition of consumption in vulnerable neighborhoods period 2022.
(2)	As of December 31, 2024 and 2023, relate to Securities issued by private companies for NV 8,000,000 and NV 19,610,291, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.24	12.31.23
Balance at beginning of the year	128	296
Increase	51	122
Result from exposure to inflation	(128)	(290)
Balance at end of the year	51	128

The aging analysis of these other receivables is as follows:

	12.31.24	12.31.23
Without expiry date	1,977	1,612
Past due	28,877	7,071
Up to 3 months	1,727	4,575
From 3 to 6 months	14,423	10,575
From 6 to 9 months	708	2,972
From 9 to 12 months	8,945	47,335
More than 12 months	124	6
Total other receivables	56,781	74,146

At the Consolidated Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	19 | Trade receivables

	12.31.24	12.31.23
Current:
Sales of electricity – Billed	164,126	77,449
Receivables in litigation	456	226
Allowance for the impairment of trade receivables	(11,365)	(13,591)
Subtotal	153,217	64,084

Sales of electricity – Unbilled	206,150	74,506
PBA & CABA government credit	2,998	6,429
Fee payable for the expansion of the transportation and others	2	5
Total current	362,367	145,024

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.24	12.31.23
Balance at beginning of the year	13,591	31,425
Increase	9,423	14,384
Decrease	(3,700)	(3,410)
Result from exposure to inflation	(7,949)	(28,808)
Balance at end of the year	11,365	13,591

The aging analysis of these trade receivables is as follows:

	12.31.24	12.31.23
Past due	140,706	70,673
Up to 3 months	221,661	74,351
Total trade receivables	362,367	145,024

At the Consolidated Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.24
Allowance	11,933
Variation	568

- 5% decrease in the uncollectibility rate estimate
12.31.24
Allowance	10,796
Variation	(569)

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	20 | Financial assets at amortized cost

	12.31.24	12.31.23

Negotiable instruments	10,199	-

Note	21 | Financial assets at fair value through profit or loss

	12.31.24	12.31.23

Negotiable instruments	114,494	1,280
Mutual funds	248,857	178,653
Total Financial assets at fair value through profit or loss	363,351	179,933

Note	22 | Cash and cash equivalents

	12.31.24	12.31.23
Cash and banks (1)	20,182	3,044
Time deposits	3,288	-
Mutual funds	448	16,833
Total cash and cash equivalents	23,918	19,877

(1)	As of December 31, 2024, includes restricted funds for $ 368.

The reconciliation of the balances of cash and cash equivalents that are disclosed in the

Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	Note	12.31.24	12.31.23
Balances as above		23,918	19,877
Bank overdrafts	29	(55,469)	-
Balances per statement of cash flows		(31,551)	19,877

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	23 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total

Balance at December 31, 2022	759,226	10,178	769,404
Payment of Other reserve constitution - Share-based compensation plan	-	91	91
Balance at December 31, 2023	759,226	10,269	769,495

Payment of Other reserve constitution - Share-based compensation plan	-	60	60
Balance at December 31, 2024	759,226	10,329	769,555

On April 20, 2023, the Company’s Ordinary and Extraordinary Shareholders’ Meeting approved the conversion of 355,945 Class C shares into Class B shares, in the framework of the termination of the Employee Stock Ownership Program, which had been authorized by the CNV.

As of December 31, 2024, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on ByMA, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes Global Program. As of December 31, 2024, the Company complies with the debt ratio established in such Program (see Note 29).

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

Of the total of treasury shares acquired in the framework of the Program for the repurchase of shares approved in 2008, 30,772,779 shares are earmarked for the implementation of the “Long-Term Incentive Plan”, approved in 2017, in favor of the staff in an employment relationship with the Company, in accordance with the provisions of section 67 of the Law on Capital Markets.

On April 16, 2024, 79,472 treasury shares were awarded to certain employees, beneficiaries of the aforementioned Plan. The fair value of the shares at the award date amounted to $ 60 and has been recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Furthermore, the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024 resolved to maintain the holding of the aforementioned treasury shares within the framework of the “Long-Term Incentive Plan” approved by the Shareholders’ Meeting of April 18, 2017 for another three years and to delegate to the Company’s Board of Directors the authority to make use of those shares, analyzing the advisability of awarding all or part of the treasury shares in the framework of the above-mentioned Plan and/or the advisability of selling off all or part of those shares. All this in accordance with the provisions of section 64 of Law No. 26,831.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	26 | Trade payables

		12.31.24	12.31.23
Non-current
Customer guarantees		2,580	2,691
Customer contributions		239	788
Total non-current		2,819	3,479

Current
Payables for purchase of electricity - CAMMESA (1)		464,448	295,360
Provision for unbilled electricity purchases - CAMMESA		132,891	95,245
Suppliers		148,605	129,910
Related parties	35.c	9,601	1,359
Advance to customer		3,150	2,668
Customer contributions		39	80
Discounts to customers		39	78
Total current		758,773	524,700

(1)	As of December 31, 2024 and 2023, includes $ 53,236 and $ 49,106, respectively, relating to post-dated checks issued by the Company in favor of CAMMESA,

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	27 | Other payables

	Nota	31.12.24	31.12.23
Non-current
Payment plan - CAMMESA	2.c	180,993	231,477
ENRE penalties and discounts (1)		1,666	112,966
Financial Lease Liability (2)		5,010	1,636
Total Non-current		187,669	346,079

Current
Payment plan - CAMMESA	2.c	48,085	32,502
ENRE penalties and discounts (1)		60,458	23,967
Related parties	35.c	206	2,688
Advances for works to be performed		13	28
Financial Lease Liability (2)		3,877	4,706
Other		7	3
Total Current		112,646	63,894

The fair values of the payment plan with CAMMESA, adjusted in accordance with the development of the MWh value (Note 2.c) as of December 31, 2024 and 2023 amount to $ 131,490 and $ 130,632, respectively. Such values have been determined on the basis of the MWh monomic price published by CAMMESA at the end of each period. The applicable fair value category is Level 2.

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

(1)	The development of the ENRE penalties and discounts liability is as follows:

	Note	12.31.24	12.31.23
Balance at the beginning of the year		136,933	156,194
Increases		128,165	157,992
Decreases		(14,544)	(13,159)
Recovery	2.d	(75,400)	-
Result from exposure to inflation for the year		(113,030)	(164,094)
Balance at the end of the year		62,124	136,933

(*)	As of December 31, 2024 and 2023, payable balances for $ 707 and $ 111,909 relate to penalties payable to users as stipulated in Article 2 of the Agreement on the Regularization of Payment Obligations signed in May 2019.

(2)	The development of the finance lease liability is as follows

	12.31.24	12.31.23
Balance at beginning of the year	6,342	3,378
Increase	11,191	6,679
Payments	(12,132)	(14,070)
Exchange difference	2,117	10,673
Interest	4,798	1,977
Result from exposure to inlfation	(3,429)	(2,295)
Balance at end of the year	8,887	6,342

As of December 31, 2024 and 2023, future minimum payments with respect to finance leases are those detailed below:

	12.31.24	12.31.23
2024	-	11,435
2025	6,980	3,114
2026	4,798	716
2027	3,924	-
Total future minimum lease payments	15,702	15,265

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2024 and 2023, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.24	12.31.23
2024	-	2,082
2025	3,061	2,073
2026	3,035	2,027
2027	70	-
Total future minimum lease collections	6,166	6,182

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	28 | Deferred revenue

	12.31.24	12.31.23
Non-current
Nonrefundable customer contributions	22,401	21,045
Investment plan - Agreement on the Regularization of Obligations (1)	85,730	8,297
Total Non-current	108,131	29,342

Current
Nonrefundable customer contributions	104	109

(1)	As of December 31, 2024 and 2023, includes $ 75,400 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in May 2019 (Note 2.d), and $ 10,125 and $ 8,297 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in December 2022 (Note 2.c).

Note	29 | Borrowings

	12.31.24	12.31.23
Non-current
Corporate notes (1)	354,945	96,566

Current
Corporate notes (1)	49,535	107,295
Interest from corporate notes	7,526	2,413
Bank overdrafts (2)	55,469	-
Financial loans (3)	-	618
Total current	112,530	110,326

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The Company’s overdrafts are as follow:

Bank	Anual rate	Currency	Bank overdraft at 12/31/2024
ICBC	39%	ARS	21,336
Provincia	37%	ARS	10,003
Macro	39%	ARS	9,950
Supervielle	40%	ARS	5,660
Credicoop	39%	ARS	5,020
Mariva	38%	ARS	3,500
Total			55,469

(3)	Relate to Import financing loans taken with ICBC bank, for 2,489,696 Chinese yuans (CNY). Annual interest rate: 15.5%

The fair values of the Company’s existing Corporate Notes as of December 31, 2024 and 2023 amount approximately to $ 449,685 and $ 206,555 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

Issuance of Class No. 3 and Class No. 4 Corporate Notes

On January 30, 2024 the Company approved the terms and conditions of issue of Class No. 3 and Class No. 4 Corporate Notes, for an aggregate nominal value of USD 60,000,000, which may be extended to USD 100,000,000, in the framework of the Global Program for the Issuance of Simple non-convertible into shares Corporate Notes for a nominal value of up to USD 750,000,000, or its equivalent in other currencies, in accordance with the provisions of the Prospectus Supplement dated February 22, 2024.

On March 7, 2024, the Company issued Class No. 3 and Class No. 4 Corporate Notes for a nominal value of USD 95,762,688 and $ 3,577, respectively.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Class No. 3 Corporate Notes were paid-in according to the following detail: (i) USD 34,157,571 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Consideration; and (ii) USD 61,605,117 relates to the Regular Integration Tranche. The exchange consideration for each USD 1.00 principal amount of Class No. 2 Corporate Notes that the Eligible Holders thereof submitted for the integration in kind of Class No. 3 Corporate Notes is of USD 1.0425 principal amount of Class No. 3 Corporate Notes.

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 32,766,541 (value including paid-in surplus: USD 33,028,852) have been settled.

The principal on Class No. 3 Corporate Notes will be repaid in a lump sum on November 22, 2026. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.75%, payable semiannually in arrears on May 22 and November 22 of each year, commencing on May 22, 2024.

With regard to Class No. 4 Corporate Notes, the principal thereon will be repaid in a lump sum on March 7, 2025. Furthermore, they will accrue interest at a floating rate equivalent to the Private BADLAR rate (relating to the simple average interest rate for term deposits over one million Argentine pesos with a maturity of 30 to 35 days of private banks published by the BCRA), plus an annual fixed margin of 3%, payable quarterly in arrears on June 7, September 7, December 7, 2024 and March 7, 2025.

On March 27, 2024, the Company issued Class No. 4 Additional Corporate Notes for a nominal value of $ 20,821. The issuance was above par, with the issuance total value thus amounting to $ 21,502.

Issuance of Class No. 5 and Class No. 6 Corporate Notes

The Company approved the terms and conditions of issue of Class No. 5 and Class No. 6 Corporate Notes, for an aggregate nominal value of USD 50,000,000, which may be extended to USD 175,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated July 26, 2024.

On August 5, 2024, the Company issued Class No. 5 and Class No. 6 Corporate Notes, for a nominal value of USD 81,920,187 and $ 17,313, respectively.

The new Class No. 5 Corporate Notes were paid-in according to the following detail: (i) USD 6,881,682 relates to the Integration in Kind Tranche through the delivery of Class No. 2 Corporate Notes at the Exchange Consideration; and (ii) USD 75,038,505 relates to the Regular Integration Tranche. The exchange consideration for each USD 1 principal amount of Class No. 2 Corporate Notes that the Eligible Holders thereof submitted for the integration in kind of Class No. 5 Corporate Notes is of USD 1.035 principal amount of Class No. 5 Corporate Notes.

Consequently, Class No. 2 Corporate Notes for a nominal value of USD 6,649,091 (value including paid-in surplus: USD 6,881,682) have been settled, with the remaining balance of outstanding nominal value (USD 20,584,368) maturing on November 22, 2024.

The principal on Class No. 5 Corporate Notes will be repaid in a lump sum on August 5, 2028. Furthermore, they will accrue interest at a fixed nominal annual rate of 9.5%, payable semiannually in arrears on February 5 and August 5 of each year, commencing on February 5, 2025.

With regard to Class No. 6 Corporate Notes, the principal thereon will be repaid in a lump sum on August 5, 2025. Furthermore, they will accrue interest at a floating rate equivalent to the Private BADLAR rate (relating to the simple average interest rate for term deposits over one million Argentine pesos with a maturity of 30 to 35 days of private banks published by the BCRA), plus an annual fixed margin of 7%, payable quarterly in arrears on November 5, 2024, February 5, May 5, and August 5, 2025.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Issuance of Class No. 7 Corporate Notes

The Company approved the terms and conditions of issue of Class No. 7 Corporate Notes, whose public offering is exclusively intended for (i) in the United States, “Qualified Institutional Buyers”, as defined in Rule 144A of the Securities Act of 1933 of the United States, and (ii) outside the United States, as defined in Rule 902 of the aforementioned Act, for a maximum issue amount of up to USD 150,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of both the Prospectus Supplement dated October 10, 2024 and the First Amendment to the Supplement dated October 17, 2024.

Furthermore, on October 10, 2024, the Company launched the offer to exchange the Class No. 1 Corporate Notes issued by the Company maturing on May 12, 2025 for a nominal value outstanding of USD 55,244,538 for New Class No. 7 Corporate Notes (“Class No. 7 Additional Corporate Notes”), denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2030, in the framework of the Global Program for the Issuance of Simple Corporate Notes.

On October 24, 2024, the Company issued Class No. 7 Corporate Notes for a nominal value of USD 135,000,000. The issuance was below par, with the issuance total value thus amounting to USD 131,157,900.

The offer to exchange the Class No. 1 Corporate Notes issued by the Company due May 12, 2025 for Class No. 7 Additional Corporate Notes resulted in 85.12% acceptance, equivalent to USD 47,025,871 (with the above-mentioned due date remaining in effect for 14.88%, i.e. USD 8,218,667).

Consequently, on October 25, 2024, the Company issued Class No. 7 Additional Corporate Notes for a total amount of USD 48,789,286 nominal value as total consideration for the Tender Orders and made Payment of Accrued Interest for USD 2,062,782 in cash. For each USD 100 principal amount of Existing Corporate Notes validly tendered and accepted under the Exchange Offer, each Eligible Holder received USD 103.75 principal amount of Class No. 7 Additional Corporate Notes, plus the applicable Payment of Accrued Interest.

Therefore, after the issuance of the Additional Corporate Notes related to the Exchange Offer, the total outstanding principal amount of Class 7 Corporate Notes is USD 183,789,286.

The principal on Class No. 7 Corporate Notes will be repaid in three payments to be made on October 24, 2028, October 24, 2029 and October 24, 2030, relating to 33.33%, 33.33% and 33.34% of principal, respectively. Furthermore, they will accrue interest at a fixed annual nominal rate of 9.75%, payable semiannually in arrears on April 24 and October 24 of each year, commencing on April 24, 2025.

As of December 31, 2024, an amount of $ 3,447 (USD 3,102,461) has been recognized in the Other finance income (costs) account as recognized additional to the Eligible Holders that submitted their corporate notes for the integration in kind of Classes Nos. 3, 5 and 7 Corporate Notes.

Furthermore, an amount of $ 14,918 was disbursed as issuance expenses of the new Classes Nos. 3, 4, 5, 6 and 7 Corporate Notes.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 1, 2, 3, 4, 5, 6 and 7 Corporate Notes, according to which the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of December 31, 2024, the values of the aforementioned ratios meet the established parameters.

On September 24, 2024, the CNV authorized the extension for a term of five years of the Company’s Corporate Notes Program for up to USD 750,000,000 Resolution No. 20,503, whose original maturity was October 23, 2024.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Furthermore, on October 31, 2024, Moody’s Local Argentina upgraded the Company’s long-term local and foreign-currency issuer rating to A.ar from BBB+.ar., with the outlook remaining stable.

Moreover, on February 6, 2025, S&P Ratings upgraded the Company’s long-term local and foreign-currency issuer rating to CCC from CCC+, with stable outlook.

In 2024 and in the first months of 2025, credit rating agencies S&P Ratings, Moody’s Local Argentina and Fix SCr improved their credit ratings for the Company’s long-term debt issued in local and foreign currency, including its Corporate Notes. This implies an improvement in those agencies’ assessment of edenor’s capacity to meet its financial commitments.

Finally, on March 7, 2025, the Company fully canceled its Class No. 4 Corporate Notes.

Corporate Note programs

The Company has a Corporate Notes program in place, the relevant information of which is detailed below:

Debt issued in United States dollars and in Argentine pesos

The Company’s Corporate Note debt structure as of December 31, 2024 and 2023, is comprised of as follows:

		in USD					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2023	Exchange	Issue	Payment	Debt structure at 12/31/2024	Debt structure at 12/31/2023	Debt structure at 12/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	(21,244,793)	-	108,565	-
Floating rate - Maturity 2025 (*)	4	-	-	24,301,486	-	24,301,486	-	25,583
Fixed rate - Maturity 2025	1	55,244,538	(47,025,871)	-	-	8,218,667	97,709	8,572
Floating rate - Maturity 2025 (*)	6	-	-	16,776,504	-	16,776,504	-	17,189
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	-	95,762,688	-	98,197
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	-	81,920,187	-	82,200
Fixed rate - Maturity 2028/29/30	7	-	48,789,286	131,157,900	-	179,947,186	-	180,265
Total		116,189,538	3,102,461	308,879,512	(21,244,793)	406,926,718	206,274	412,006

		in USD					in millions of $
Corporate Notes	Class	Debt structure at 12/31/2022	Exchange	Issue	Payment	Debt structure at 12/31/2023	Debt structure at 12/31/2022	Debt structure at 12/31/2023
Fixed rate - Maturity 2024	2	30,000,000	-	30,945,000	-	60,945,000	34,864	108,565
Fixed rate - Maturity 2025	1	55,244,538	-	-	-	55,244,538	64,961	97,709
Total		85,244,538	-	30,945,000	-	116,189,538	99,825	206,274

(*)	Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

The main covenants are those detailed below:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s ability to, among other things:

-	Create or permit liens on its property or assets;
-	Incur indebtedness, in certain specified cases;
-	Sell the Company’s assets related to its main business;

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
-	Carry out transactions with shareholders or related companies;
-	Make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt);
-	Enter into merger transactions, unless they meet certain criteria.

ii.	Suspension of Covenants:

Certain negative covenants set forth in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-	The Company attains an Investment Grade Rating on its long-term debt, or the Debt Ratio is equal to or lower than 3.75 and the Interest Expense Coverage Ratio is less than 2.
-	If the Company subsequently loses its Investment Grade rating or its Debt Ratio is greater than 3.75 and the Interest Expense Coverage Ratio is less than 2, as applicable, the suspended negative covenants will again be applicable.

At the date of issuance of these Consolidated financial statements, the previously mentioned ratios have been met.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	12.31.24	12.31.23
Fixed rate
Less than 1 year	69,758	110,326
From 1 to 2 years	98,197	96,566
From 2 to 5 years	256,748	-
Total fixed rate	424,703	206,892

Floating rate
Less than 1 year	42,772	-
Total floating rate	42,772	-

The Company’s borrowings are denominated in the following currencies:

	12.31.24	12.31.23
Argentine peso	100,050	-
US dollars	367,425	206,274
Chinese yuans	-	618
Total Borrowings	467,475	206,892

The roll forward of the Company’s borrowings during the year was as follows:

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

	12.31.24	12.31.23	12.31.22
Balance at beginning of the year	206,892	99,825	135,547
Proceeds from borrowings	404,781	37,943	29,973
Payment of borrowings' interests	(30,703)	(4,044)	(6,076)
Paid from repurchase of Corporate Notes	-	-	(3,201)
Gain from repurchase of Corporate Notes	-	-	2,465
Payment of borrowings	(22,464)	(2,247)	(41,218)
Loss on debt restructuring	3,447	-	3,044
Payment of Corporate Notes issuance expenses	(18,837)	(1,603)	(3,830)
Exchange diference and interest accrued	96,977	178,533	55,044
Result from exposure to inflation	(172,618)	(101,515)	(71,923)
Balance at the end of year	467,475	206,892	99,825

Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.24	12.31.23
Non-current
Seniority-based bonus	6,226	5,333

Current
Salaries payable and provisions	43,222	50,903
Social security payable	18,399	6,507
Early retirements payable	289	594
Total current	61,910	58,004

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.24	12.31.23	12.31.22
Salaries	164,110	173,661	159,817
Social security taxes	63,820	67,535	62,151
Total salaries and social security taxes	227,930	241,196	221,968

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2024 and 2023, amount to $ 377 and $ 956, respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain number of years of service. As of December 31, 2024 and 2023, the related liabilities amount to $ 6,231 and $ 5,073, respectively.

As of December 31, 2024 and 2023, the number of employees amounts to 4,642 and 4,635, respectively.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	31 | Benefit plans

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

	12.31.24	12.31.23
Non-current	13,648	10,719
Current	1,441	1,258
Total Benefit plans	15,089	11,977

The breakdown of the benefit plan obligations as of December 31, 2024 and 2023 is as follows:

	12.31.24	12.31.23
Benefit payment obligations at beginning of year	11,977	14,207
Current service cost	1,160	618
Interest cost	12,490	4,668
Actuarial losses	(3,497)	3,152
Result from exposure to inflation for the year	(6,478)	(9,645)
Benefits paid to participating employees	(563)	(1,023)
Benefit payment obligations at end of year	15,089	11,977

As of December 31, 2024 and 2023, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.24	12.31.23	12.31.22
Cost	1,160	618	2,537
Interest	12,490	4,668	5,614
Actuarial results - Other comprehensive results	(3,497)	3,152	4,436
	10,153	8,438	12,587

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.24	12.31.23	12.31.22
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	209%	89%	48%

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Sensitivity analysis:

12.31.24
Discount Rate: 4%
Obligation	16,501
Variation	1,412
9%

Discount Rate: 6%
Obligation	13,888
Variation	(1,202)
(8%)

Salary Increase : 0%
Obligation	13,834
Variation	(1,255)
(8%)

Salary Increase: 2%
Obligation	16,544
Variation	1,455
10%

The expected payments of benefits are as follow:

	In 2025	In 2026	In 2027	In 2028	In 2029	Between 2030 to 2034
At December 31, 2024
Benefit payment obligations	1,441	247	261	254	58	260

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

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2024.

These benefits do not apply to key management personnel.

Note	32 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	12.31.24	12.31.23	12.31.22
Deferred tax	76,640	(204,403)	(27,377)
Difference between provision and tax return	2,210	(930)	1,242
Income tax expense	78,850	(205,333)	(26,135)

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	12.31.23	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity		12.31.24
Deferred tax assets
Tax loss carryforward (1)	57,664	(31,184)	(11,781)	-		14,699
Trade receivables and other receivables	5,301	(2,867)	2,177	-		4,611
Salaries and social security taxes payable	4,329	(2,341)	5,446	(25)	(*)	7,409
Tax liabilities	227	(123)	89	-		193
Provisions	9,777	(5,287)	5,902	-		10,392
Deferred tax asset	77,298	(41,802)	1,833	(25)		37,304

Deferred tax liabilities:
Property, plant and equipment	(615,419)	332,810	(344,659)	-		(627,268)
Trade payables and other payables	15,215	(8,228)	(22,764)	-		(15,777)
Benefit plans	1,541	(833)	-	(1,224)		(516)
Financial assets at fair value through profit or loss	(37,547)	20,305	(16,354)	-		(33,596)
Borrowings	(28)	15	(5,272)	-		(5,285)
Tax inflation adjustment	(206,451)	111,646	52,153	-		(42,652)
Deferred tax liability	(842,689)	455,715	(336,896)	(1,224)		(725,094)

Net deferred tax liability	(765,391)	413,913	(335,063)	(1,249)		(687,790)

	12.31.22	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity		12.31.23
Deferred tax assets
Tax loss carryforward (1)	112,172	(76,152)	21,644	-		57,664
Trade receivables and other receivables	9,743	(6,613)	2,171	-		5,301
Trade payables and other payables	11,589	(7,868)	11,494	-		15,215
Salaries and social security taxes payable	5,303	(3,600)	2,648	(22)	(*)	4,329
Benefit plans	1,370	(930)	(2)	1,103		1,541
Tax liabilities	292	(198)	133	-		227
Provisions	15,359	(10,427)	4,845	-		9,777
Deferred tax asset	155,828	(105,788)	42,933	1,081		94,054

Deferred tax liabilities:
Property, plant and equipment	(586,982)	317,432	(345,869)	-		(615,419)
Financial assets at fair value through profit or loss	(11,903)	8,081	(33,725)	-		(37,547)
Borrowings	(1,341)	910	403	-		(28)
Tax inflation adjustment	(116,741)	79,253	(168,963)	-		(206,451)
Deferred tax liability	(716,967)	405,676	(548,154)	-		(859,445)

Net deferred tax liability	(561,139)	299,888	(505,221)	1,081		(765,391)

(*)	Note 24 – The Company’s Share-based compensation plan.
(1)	The accumulated tax losses and the years in which they become statute-barred are as follow:

Tax loss - Year of origin	Current value	Year of prescription
2023	41,997	2028
	41,997

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

As of December 31, 2024 and 2023, the accumulated tax losses do not exceed their recoverable value.

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation, using the wholesale price index, general level (IPIM) and the consumer price index, general level (IPC), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Other vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

The reconciliation between the income tax expense recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting profit before taxes, is as follows:

	12.31.24	12.31.23	12.31.22
Income (loss) for the year before taxes	193,278	396,720	(17,879)
Applicable tax rate	35%	35%	35%
Result for the year at the tax rate	(67,647)	(138,852)	6,258

Gain (loss) on net monetary position	317,133	215,432	115,221
Adjustment effect on tax inflation	(172,748)	(280,902)	(148,709)
Non-taxable income	(98)	(81)	(146)
Difference between provision and tax return	2,210	(930)	1,241
Income tax expense	78,850	(205,333)	(26,135)

Note	33 | Tax liabilities

	12.31.24	12.31.23
Non-current
Current
Provincial, municipal and federal contributions and taxes	10,518	3,871
VAT payable	9,819	-
Tax withholdings	10,291	4,170
SUSS withholdings	519	325
Municipal taxes	3,138	1,735
Total current	34,285	10,101

Note	34 | Provisions

Included in non-current liabilities
	For contingencies
	12.31.24	12.31.23
At 12.31.23	21,474	37,658
Increases	13,690	14,736
Result from exposure to inflation for the year	(13,662)	(30,920)
At 12.31.24	21,502	21,474

Included in current liabilities

	For contingencies
	12.31.24	12.31.23
At 12.31.23	6,248	10,178
Increases	10,049	6,428
Decreases	(4,056)	(1,888)
Result from exposure to inflation for the year	(4,148)	(8,470)
At 12.31.24	8,093	6,248

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES
a.	Expenses

Company	Concept	12.31.24	12.31.23	12.31.22

EDELCOS	Technical advisory services on financial matters	(40,490)	(32,392)	(28,834)
SACME	Operation and oversight of the electric power transmission system	(1,650)	(1,378)	(1,601)
Andina PLC	Financial interest	(205)	(499)	(183)
Quantum Finanzas S.A.	Legal fees	(3,541)	-	-
Estudio Cuneo Libarona Abogados	Legal fees	-	(15)	(35)
Grieco Maria Teresa	Legal fees	(2)	-	-
		(45,888)	(34,284)	(30,653)

b.	Key Management personnel’s remuneration

	12.31.24	12.31.23	12.31.22

Salaries	13,901	12,726	6,198

The balances with related parties are as follow:

c.	Receivables and payables

	12.31.24	12.31.23
Other receivables - Non current
CTG	-	-
SACME	124	6

Trade payables

EDELCOS	(9,601)	(1,359)

Other payables
Andina PLC	-	(2,459)
SACME	(206)	(229)
	(206)	(2,688)

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these Consolidated financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence.

The agreements with related parties that were in effect throughout the fiscal year 2024 are detailed below:

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

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

The operating costs borne by the Company in fiscal year 2024 amounted to $ 1,650.

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

As of December 31, 2024, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of $ 40,490 relating to the services rendered in fiscal year 2024.

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

Note	37 | Shareholders’ Meetings

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2023.
-	To allocate the $ 48,371 profit for the year ended December 31, 2023 corresponding to the financial statements issued on March 8, 2024 (which at the purchasing power of the currency at December 31, 2024 amounts to $ 105,335) to the absorption of the accumulated deficit of the Unappropriated Retained Earnings account, in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.
-	To extend for a period of five years the term of the Simple Corporate Notes Program for up to USD 750,000,000 and to delegate powers to the Board of Directors.
-	To extend the term for the holding of the Company’s treasury shares.
-	To amend section 4 of the Bylaws, subject to its approval by the ENRE.

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

On May 9, 2024, by means of Resolution No. 271/2024, the ENRE approved the amendment to the bylaws resolved by the shareholders’ meeting, which was assented to by the CNV by means of General Resolution No. 22,743/2024 dated June 18, 2024 and registered with the IGJ on July 24, 2024.

Note	38 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2024:

-	Public Hearing – ENRE Resolution No. 6/2025, Note 2.b.
-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 26/2025 and ENRE Resolution No. 119/2025, Note 2.b.
-	Issuer risk rating upgrade, Note 29.
-	Unconstitutionality of Resolutions SIyC No. 267/2024 and ENRE No. 708/2024, Note 2.f.
-	Update of judicial cases, Note 8.
-	Payment of Class No. 4 Corporate Notes, Note 29.

DANIEL MARX
Chairman

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.

(edenor)

6363 Av. Del Libertador Ave., City of Buenos Aires

Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

(Unaudited)

(Stated in millions of Argentine Pesos)

As mentioned in Note 1 to the Consolidated Financial Statements as of December 31, 2024, the information related to edenor's Condensed Interim Financial Statements as of September 30, June 30, and March 31, 2024, has been retroactively restated. These include the following corrections:

Condensed Interim Statement of Financial Position (abstract)

	09.30.24 As previously reported	RECPAM (Inflationary effect)	09.30.24	Error correction	09.30.24 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	887,435	71,242	958,677	(311,424)	647,253
Total non-current liabilities	1,411,682	113,328	1,525,010	(311,424)	1,213,586
TOTAL LIABILITIES	2,385,786	191,528	2,577,314	(311,424)	2,265,890

EQUITY
Accumulated losses	(38,027)	(3,053)	(41,080)	311,424	270,344
TOTAL EQUITY	1,119,525	89,874	1,209,399	311,424	1,520,823

	06.30.24 As previously reported	RECPAM (Inflationary effect)	06.30.24	Error correction	06.30.24 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	774,862	163,750	938,612	(310,158)	628,454
Total non-current liabilities	1,277,145	269,896	1,547,041	(310,158)	1,236,883
TOTAL LIABILITIES	2,090,559	441,793	2,532,352	(310,158)	2,222,194

EQUITY
Accumulated losses	(136,016)	(28,744)	(164,760)	310,158	145,398
TOTAL EQUITY	896,498	189,455	1,085,953	310,158	1,396,111

	03.31.24 As previously reported	RECPAM (Inflationary effect)	03.31.24	Error correction	03.31.24 Restated

NON-CURRENT LIABILITIES
Deferred tax liability	660,176	287,990	948,166	(308,555)	639,611
Total non-current liabilities	1,110,878	484,601	1,595,479	(308,555)	1,286,924
TOTAL LIABILITIES	1,748,356	762,690	2,511,046	(308,555)	2,202,491

EQUITY
Accumulated losses	(154,584)	(67,435)	(222,019)	308,555	86,536
TOTAL EQUITY	716,201	312,430	1,028,631	308,555	1,337,186

2024 CONSOLIDATED FINANCIAL STATEMENTS NOTES

Condensed Interim Statement of Comprehensive Income (abstract)

	09.30.24 As previously reported	RECPAM (Inflationary effect)	09.30.24	Error correction	09.30.24 Restated

Income before taxes	157,702	12,660	170,362	-	170,362

Income tax	77,367	6,211	83,578	34,392	117,970
Income of the period	235,069	18,871	253,940	34,392	288,332

Basic and diluted income per share:
Income per share (argentine pesos per share)	268.65	21.57	290.22	39.31	329.52

	06.30.24 As previously reported	RECPAM (Inflationary effect)	06.30.24	Error correction	06.30.24 Restated

Income before taxes	21,856	4,619	26,475	-	26,475

Income tax	85,724	18,116	103,840	33,126	136,966
Income of the period	107,580	22,735	130,315	33,126	163,441

Basic and diluted income per share:
Income per share (argentine pesos per share)	122.95	25.98	148.93	37.86	186.79

	03.31.24 As previously reported	RECPAM (Inflationary effect)	03.31.24	Error correction	03.31.24 Restated

Loss before taxes	(14,760)	(6,439)	(21,199)	-	(21,199)

Income tax	65,627	28,629	94,256	31,523	125,779
Income of the period	50,867	22,190	73,057	31,523	104,580

Basic and diluted income per share:
Income per share (argentine pesos per share)	58.13	25.36	83.49	36.03	119.52

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the deferred tax calculation of property, plant and equipment.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing in Exhibit 99.2. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Restatement of Previously Issued Financial Statements

As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2023 and 2022 financial statements to correct an error.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment of Property, Plant and Equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2024, the Company’s property, plant and equipment balance was $ 3,002,617 million. As disclosed in Note 6.c, the Company analyzes the recoverability of its long-lived assets (including property, plant and equipment) on a periodical basis or when events or changes in circumstances indicate that the recoverable amount of the long-lived assets, which is measured as the higher of value in use or fair value less costs to sell at the end of the period, may be impaired. According to the situation described in Notes 1 and 2.b., the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant judgments and assumptions relating to nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates.

The principal consideration for our determination that performing procedures relating to impairment assessment of property, plant and equipment is a critical audit matter is that there was significant judgment by management when developing the recoverable value measurement of the property, plant and equipment, which, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, related to growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

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

March 11, 2025

We have served as the Company’s auditor since 2006.

