Form 20-F
period 2025-12-31
EDENOR
filed 2026-04-15
CIK 1395213

As filed with the Securities and Exchange Commission on April 14, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025 Commission File Number: 001-33422

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 462,292,111 Class A Common Shares, 442,566,330 Class B Common Shares and 1,596,659 Class C Common Shares.

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

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements, principally under the captions “Item 3. Key Information - Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Forward-looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Many important factors, in addition to those discussed elsewhere in this annual report, could cause our actual results to differ materially from those expressed or implied in our forward-looking statements, including, among other things:

•	economic and geopolitical developments in regional or global markets, including Russia’s continued invasion of Ukraine, the ongoing military conflict between Israel and Hamas and the recent conflict between Iran and United States of America;
•	uncertainties related to current or future Government interventions, proposed legislation or legal actions;
•	high depreciation of the Peso;
•	the impact of high rates of inflation on our costs;
•	changes and volatility in local, regional and global markets;
•	the role of Argentina’s Federal Government in the RT and the recognition of the Company’s regulatory credits;
•	general political, economic, social, demographic and business conditions in the Republic of Argentina (“Argentina”) and, particularly, in the geographic market we serve;
•	the impact of a new tariff segmentation applicable to our users;
•	the treatment of tariff updates according to the Tariff Review Process (“RT”), or the former Integral Tariff Revision process (Revisión Tarifaria Integral or “RTI”) and any awarded transitory adjustment that has yet to be implemented;
•	the evolution of energy losses and the impact of fines, and penalties and uncollectible debt;
•	the impact of regulatory reform and changes in the regulatory environment in which we operate;
•	electricity shortages;
•	the high temperatures and extreme climate registered over the last years which affects the provision of transport and distribution energy services;
•	potential disruption or interruption of our service;
•	the revocation or amendment of our concession by the granting authority;
•	our ability to implement our capital expenditure plan, including our ability to arrange financing when required and on reasonable terms; and
•	additional matters identified in “Risk Factors”.

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

This annual report includes our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023. and the notes thereto (the “Financial Statements”).

The Financial Statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), have been approved by resolution of the Board of Directors’ meeting held on March 6, 2026 and have been audited by an independent registered public accounting firm.

Argentina has been considered a high-inflation economy for accounting purposes according to the IAS 29 “Financial reporting in hyperinflationary economies” since July 1, 2018. Therefore, the financial information included in this annual report for all the periods reported are presented on the basis of constant Argentine Pesos as of December 31, 2025, unless expressed otherwise. See “Item 3. Key Information— Risk Factors—The Peso currently qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of the measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition”, “Item 5. Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations” and Note 3 to our Financial Statements.

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

EXCHANGE RATES

In 2025, the Argentine Peso continued to depreciate against the U.S. Dollar. According to the exchange rate information published by Banco de la Nación Argentina (“Banco Nación”), the Argentine Peso depreciated by 41% against the U.S. Dollar, in nominal terms.

The following table sets forth the high, low, average and period-end exchange rates for the periods indicated, expressed in Pesos per U.S. Dollar and not adjusted for inflation. When preparing our financial statements, we utilize the selling exchange rates for U.S. Dollars quoted by the Banco Nación to translate our U.S. Dollar denominated assets and liabilities into Pesos. There can be no assurance that the Peso will not further depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for Pesos. For any further information regarding depreciation, see “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Fluctuations in the value of the Peso could adversely affect the Argentine economy and, which could in turn adversely affect our results of operations.”

In this annual report, except as otherwise specified, references to “U.S.$” and “Dollars” are to U.S. Dollars, and references to “Ps.”, “AR$” and “Pesos” are to Argentine Pesos. Solely for the convenience of the reader, we have converted certain amounts included in this annual report from Pesos into Dollars using, the selling exchange rate reported by the Banco Nación, as of December 31, 2025, which was Ps.1,455.00 to U.S.$1.00. These conversions should not be considered representations that any such amounts have been, could have been or could be converted into U.S. Dollars at that or at any other exchange rate.

	Low	High	Average		Period End
	(Pesos per U.S. Dollar)
Year ended December 31,
2021	84.15	105.20	95.13	(1)	102.72
2022	102.72	177.16	131.08	(1)	177.16
2023	177.16	808.45	280.92	(1)	808.45
2024	808.45	1,032.00	916.42	(1)	1,032.00
2025	1,032.00	1,492.00	1,245.42	(1)	1,455.00

Month
November-25	1,387.00	1,482.00	1,428.65	(2)	1,451.50
December-25	1,435.00	1,457.00	1,446.87	(2)	1,455.00
January-26	1,429.50	1,475.00	1,449.55	(2)	1,447.00
February-26	1,370.50	1,451.00	1,407.85	(2)	1,397.00
March-26	1,368.00	1,416.00	1,395.97	(2)	1,382.00
April-26 (through April 13)	1,354.00	1,394.00	1,389.00	(1)	1,394.00

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

RISK FACTORS

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” of this annual report for a more thorough description of these and other risks:

Risks Related to Argentina

•	A global or regional financial crisis, unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations.
•	Changes in U.S. trade, implementation of tariffs and other policies under the new U.S. administration may adversely impact our business, financial condition, and results of operations.
•	The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition.
•	Economic and political developments in Argentina, and future policies of the Argentine Government may affect the economy as well as the operations of the energy distribution industry, including Edenor.
•	If high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected.
•	The Peso currently qualifies as a currency of a hyperinflationary economy and we are required to restate our historical financial statements in accordance with IFRS, in terms of measuring unit current at the end of the reporting year, which could adversely affect our results of operations and financial condition.
•	Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects.
•	Fluctuations in the value of the Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations.
•	Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations.
•	Argentine public expenditures may adversely affect the Argentine economy.
•	The Argentine economy remains vulnerable to external shocks that could be caused by significant economic difficulties facing Argentina’s major regional trading partners, or by more general “contagion” effects. Such external shocks and “contagion” effects could have a material adverse effect on Argentina’s economic growth and, therefore, on our results of operations and financial condition.
•	The Argentine economy and finance may be negatively affected as a consequence of a decrease in the international prices of commodities that Argentina exports.
•	Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.
•	Any downgrade in the credit rating or rating outlook of Argentina could adversely affect the rating and the market price of our ADS, our Class B common shares and our corporate debt, affecting also our liquidity.

Risks Relating to the Electricity Distribution Sector

•	The Argentine Government has intervened in the electricity sector in the past and may continue to intervene.

•	There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy.
•	Energy shortages may act as a brake on growing demand for electricity and disrupt distribution companies’ ability to deliver electricity to their customers, which could result in customer claims and material penalties imposed on these companies.
•	If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions.
•	The exclusivity of electricity distribution in our service area may be adversely affected by technological or other changes in the energy distribution industry, which could have a material adverse effect on our business.

Risks Relating to Our Business

•	We operate our business pursuant to our Concession Agreement granted by the Argentine Government, the revocation or termination of which would have a material adverse effect on our business.
•	Downgrades in our credit ratings could have negative effects on our funding costs and business operations.
•	Our business is subject to risks arising from natural disasters, catastrophic accidents, terrorist attacks and cybersecurity incidents. Additionally, our businesses are subject to the risk of mechanical or electrical failures and any resulting unavailability may affect our ability to fulfil our contractual commitments and thus adversely affect our business and financial performance.
•	Our operations could cause environmental risks and any change in environmental laws, climate change legislation or regulations restricting emissions of greenhouse gases (“GHGs”) and legal frameworks promoting an increase in the participation of energies from renewable sources could significantly impact our business and result in increased operating costs.
•	Changes in weather conditions or the occurrence of severe weather (whether or not caused by climate change or natural disasters), could adversely affect our operations and financial performance.
•	Failure or delay to negotiate further improvements to our tariff structure, whether our tariffs were adjusted or not to reflect increases in our distribution costs in a timely manner or at all, have affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations.
•	Our distribution tariffs may be subject to challenges by Argentine consumer and other groups.
•	We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations.
•	The increase in illegal constructions and unsanctioned urbanizations within our Concession area may affect the Company’s ability to distribute energy to its customers, as well as produce an increase in public safety risks.
•	If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected.
•	Under the Concession Agreement, the Argentine Government could foreclose on its pledge over our Class A common shares under certain circumstances, which could have a material adverse effect on our business and financial condition.
•	Default by the Argentine Government could lead to termination of our concession, and have a material adverse effect on our business and financial condition.

•	The expiration of the management period could result in the sale of the Company’s controlling interest.
•	We may be unable to import certain equipment to meet growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on our operations and financial position.
•	We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business.
•	We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and on our results of operations.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations in Argentina. Any violation thereunder could have a material adverse effect on our reputation and the results of our operation.
•	We are involved in various legal proceedings which could result in unfavorable decisions for us, which could in turn have a material adverse effect on our financial position and results of operations.
•	In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations.
•	We currently are not able to effectively hedge our currency risk in full and, as a result, a devaluation of the Peso may have a material adverse effect on our results of operations and financial condition.
•	A substantial number of our assets are not subject to attachment or foreclosure and the enforcement of judgments obtained against us by our shareholders may be substantially limited.
•	We may not be able to raise the funds necessary to repay our commercial debt with CAMMESA, our major supplier.
•	We may not have the ability to collect the energy sales for certain neighborhoods that must be financed by the Argentine Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires.
•	All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events.
•	We may not have the ability to raise the funds necessary to finance a change of control repurchase event as required by the Indenture governing our Senior Notes.
•	Cybersecurity events, such as interruptions or failures in our information technology systems as well as cyber-attacks, could adversely affect our business, financial condition, results of operations and cash flows.

Risks relating to our ADSs and Class B common shares

•	The New York Stock Exchange and/or ByMA may suspend trading and/or delist our ADSs and Class B common shares, upon the occurrence of certain events relating to our financial situation.
•	Restrictions on the movement of capital out of Argentina may impair the ability of holders of ADSs to receive dividends and distributions on, and the proceeds of any sale of, the Class B common shares underlying the ADSs, which could affect the market value of the ADSs.
•	Our shareholders’ ability to receive cash dividends may be limited.
•	Holders of ADSs may be unable to exercise voting rights with respect to the Class B common shares underlying the ADSs at our shareholders’ meetings.

•	Our shareholders may be subject to liability for certain votes of their securities.
•	A potential nationalization or expropriation of 51% of our capital stock, represented by Class A shares, may limit the ability of Class B shares to participate in the Board of Directors.
•	If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our securities may be adversely impacted.
•	Provisions of Argentine securities laws could deter takeover attempts and have an adverse impact on the price of our shares and ADSs.
•	New reporting obligations applicable to our directors and officers under U.S. securities laws may result in additional compliance costs.

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

A global or regional financial crisis, unfavorable credit and market conditions may negatively affect our liquidity, users, business, and results of operations

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, ability to access credit and the international capital markets, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. See “Item 3. Key Information—Risk Factors—Factors Relating to Argentina—Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects”.

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

In recent years, several trading partners of Argentina (such as Brazil, Europe and China) have experienced significant slowdowns or recession periods in their economies. While the vast majority of economies recovered during 2021 and 2022 after the global COVID-19 pandemic, if such slowdowns or recessions were to recur, this may impact the demand for products coming from Argentina affecting the economy hence. Additionally, there is uncertainty as to how the trade relationship between the Mercosur member States will unfold, in particular between Argentina and Brazil. We cannot predict the effect on the Argentine economy and our operations of trade disputes that may arise between Argentina and Brazil, or in case either country decided to exit the Mercosur or undertake negotiations for free trade agreements with third nations aside from Mercosur.

In addition, the global macroeconomic environment faces various challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, Europe and China. Some of these monetary measures negatively impacted financial markets during 2025.

Since October 2023, an armed conflict between Israel and Hamas-led Palestinian militant groups has taken place primarily in and around the Gaza Strip, with clashes spilling over into the West Bank and the Israel-Lebanon border. In October 2025, Israel and Hamas reached a ceasefire agreement as part of a broader international peace plan; however, the durability of the ceasefire remains uncertain, with claims of breaches having been made. The United Nations has reinstated sanctions on Iran over its nuclear program, and the United States has intensified a pressure campaign including sanctions targeting entities linked to the financing of Hamas and Hezbollah.

In late February and early March 2026, a major regional conflict erupted after the United States and Israel launched large-scale airstrikes against Iran, targeting military, government, and nuclear-related infrastructure; Iran responded with widespread missile and drone attacks against Israel, U.S. bases, and several Gulf countries, drawing in regional actors and disrupting airspace, energy infrastructure, and civilian life across the Middle East. Although a temporary ceasefire was subsequently announced, the fighting caused significant casualties, displacement, market volatility, and intense international diplomatic efforts aimed at preventing further escalation into a broader war. These developments have increased uncertainty in international markets and could contribute to volatility in global financial conditions.

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

The effects of an economic crisis on our users and on us cannot be predicted. Weak global and local economic conditions, together with increased international tension and oil & gas constraints, could lead to reduced demand or lower prices for energy, hydrocarbons and related oil products and petrochemicals, which could have a negative effect on our revenues. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on the demand for energy and, therefore, on our business, financial condition and results of operations. The financial and economic situation in Argentina or in other countries in Latin America, such as Brazil, may also have a negative impact on us and third parties with whom we do or may do business.

Changes in U.S. trade and other policies under the current U.S. administration may adversely impact our business, financial condition, and results of operations

Changes in U.S. trade policy, including the tariff measures promoted by President Donald Trump, have increased uncertainty in global trade and financial markets. Since 2025, the United States has implemented or proposed broad tariff increases on imports from numerous trading partners, in some cases ranging from 10% to over 40%, as part of a protectionist strategy aimed at reducing trade deficits and addressing perceived unfair trade practices. These measures have contributed to heightened trade tensions and have prompted retaliatory actions or negotiations with several countries.

In addition, recent legal and policy developments—including a U.S. Supreme Court ruling limiting certain tariff authorities and subsequent efforts by the administration to introduce new tariffs under alternative legal frameworks—have added further uncertainty regarding the future direction of U.S. trade policy.

Such developments may disrupt global supply chains, increase the cost of imported goods, and contribute to volatility in international markets and economic activity.

Likewise, these evolving trade measures could increase the cost of critical electricity distribution infrastructure and equipment, particularly for companies like us that rely on imports for infrastructure expansion and maintenance.

We offer a range of services, including electricity distribution, frequency regulation and voltage control. We are dependent on imported electricity distribution equipment to provide many of these services. Given our reliance on imported electricity distribution equipment, changes in U.S. trade policies that cause disruption in the international market may materially adversely impact our costs and ability to import such equipment. For example, if our access to key suppliers or technology is restricted, or if our customers face economic constraints due to increased costs of goods and services resulting from international tariffs, trade restrictions, or changes in U.S. or foreign government regulations, our financial condition and results of operations could be materially and adversely affected.

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

The Argentine economy remains vulnerable and any significant decline may adversely affect our business, results of operations, and financial condition

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high levels of inflation and currency depreciation. Sustainable economic growth in Argentina depends on a variety of factors including the international demand for Argentine exports, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors and a stable rate of inflation, national employment levels and the circumstances of Argentina’s regional trade partners. The Argentine macroeconomic environment, in which we operate, remains vulnerable, as reflected by the following economic conditions:

•	according to the recent data published by the Argentina National Statistics and Census Institute (Instituto Nacional de Estadísticas y Censos, “INDEC”), for the year ended December 31, 2025, Argentina’s real GDP increased by 4.4 % compared to the same period in 2024;
•	inflation remains high (31.5% during 2025 as reported by the INDEC in March 2026) and may continue at those levels in the future, while regulated tariffs may lag behind;
•	investment as a percentage of GDP remains low to sustain meaningful growth rates;
•	protests or strikes may adversely affect the stability of the political, social and economic environment and may negatively impact the global financial market’s confidence in the Argentine economy;
•	energy or natural gas supply by generators may not be sufficient to supply increased industrial activity (thereby limiting industrial development) and consumption, mostly at peak demand such as in the winter season; and
•	unemployment and informal employment remain high, which could have a bearing on energy theft levels potentially impacting our results and operations.

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

Also, the Peso it has been subject to significant depreciation against the U.S. dollar in the past and may be subject to fluctuations in the future. We cannot predict whether and to what extent the value of the Peso could depreciate or appreciate against the U.S. Dollar and the way in which any such fluctuations could affect our business. The value of the Peso compared to other currencies is dependent, in addition to other factors listed above, on the level of international reserves maintained by the Central Bank of the Republic of Argentina (Banco Central de la República Argentina, the “Central Bank” or “BCRA”), which have also shown significant fluctuations in recent years. As of December 31, 2025, the international reserves of the BCRA totaled U.S.$ 41,167 million. The Peso depreciated in real terms by 30% against the U.S. Dollar during the year ended December 31, 2025.

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

Moreover, on April 16, 2025, the Central Bank released Communication “A” 8230 which included substantial flexibilization of foreign exchange restrictions, applicable to both individuals and legal entities, as they relate to funds transferred to Argentina and settled in the Argentine Free Exchange Market (“MLC” for its Spanish acronym) from April 14, 2025 onwards. Those additional flexibilization consisted of removing the requirement of Central Bank approval for (i) the repayment of principal of intercompany financial indebtedness for funds disbursed and settled for pesos through the MLC on or after April 14, 2025 to the extent that the average maturity of the indebtedness exceeds 180 days; (ii) the repatriation of direct investment by non-residents when the investment was made and settled for pesos in the MLC after April 14, 2025 and the repatriation is done at least 180 days after that settlement; and (iii) the payment of dividends, interest or repayment of principal on portfolio investments made by non-residents provided that the funds to make those portfolio investments where settled for pesos through the MLC on or after April 14, 2025 and the payment of dividends, interest or repayment of principal is done at least 180 days after that settlement.

In addition, during the second half of 2025, the Central Bank implemented further measures aimed at easing access to the foreign exchange market and simplifying certain requirements applicable to cross-border transactions, including additional flexibilization of conditions for the repayment of financial indebtedness and the distribution of dividends (see “Item 10—Additional Information—Exchange Controls”). Notwithstanding these developments, certain restrictions and regulatory requirements remain in place, and there can be no assurance that additional restrictions will not be introduced in the future.

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

From the moment the current administration came to power, the reduced legislative representation obtained by La Libertad Avanza in the National Congress has limited its ability to promote acts of Congress, having to join forces to promote laws, as Law 27,742 (the “Bases Law”) enacted in July 2024, which included structural modifications in energy matters obtained votes from different political parties, and the new Labor Law No. 27,802, which lowers employer costs and increases predictability in dismissals. As of the date of this annual report, we cannot predict the impact that the measures and the political situation described above will have on the Argentine economy in general.

Likewise, recent changes in Argentina’s labor regulatory framework may affect employment conditions and the broader business environment. Subsequent to December 31, 2025, the Argentine Congress approved a labor reform aimed at modernizing labor regulations and encouraging formal employment. The reform introduces several modifications to the existing labor regime, including changes to severance calculations, greater flexibility in hiring arrangements, adjustments to vacation and working-time rules, including the possibility of extending daily working hours in certain cases, and mechanisms intended to reduce labor litigation and employment costs for employers. While the government has presented these measures as part of a broader effort to stimulate investment and reduce informality in the labor market, the reforms have generated political, social and legal debate, and their ultimate economic impact and implementation remain uncertain. In particular, certain provisions of Labor Law No. 27,802 have been judicially challenged, and courts have issued rulings suspending the application of a number of its articles, adding further uncertainty as to the effective scope and enforceability of the reform.

The Company cannot assure whether other events, such as the implementation of new government policies, could have an adverse impact on the Company's operations and financial results.

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, mandatory reformation of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims. In addition, Argentine courts have ruled on modifications on rules related to labor matters, requiring companies to assume greater responsibility for costs and risks associated with subcontracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how our activities will be affected by such changes. We cannot assure you that future legal reforms or economic, regulatory, social and political developments in Argentina will not adversely affect our business, financial condition or results of operations, or cause the decrease of the market value of our securities.

If the high levels of inflation continue, the Argentine economy and our results of operations could be adversely affected

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow growth. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. Please see the following inflation registered during the last months:

Year	Month	Inflation MoM (%)	Inflation YoY (%)
2025	January	2.21%	84.54%
	February	2.40%	66.87%
	March	3.73%	55.93%
	April	2.78%	47.26%
	May	1.50%	43.48%
	June	1.62%	39.42%
	July	1.90%	36.57%
	August	1.88%	33.56%
	September	2.08%	31.76%
	October	2.34%	31.31%
	November	2.47%	31.37%
	December	2.85%	31.55%
2026	January	2.88%	32.41%
	February	2.90%	33.05%

According to data published by INDEC, Consumers Price Index (“CPI”) rates were 2.9% for February and January 2026, while for 2025, 2024, and 2023 were 31.5%, 117.8%, and 211.4% respectively. The Argentine Government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. We cannot assure that through new fiscal and monetary policies an increase in inflation rates will occur.

A high inflation rate environment affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In this sense, a slowdown in economic growth or economic recession could lead to a decreased demand for electricity in our concession area or a decline in the purchasing power of our users, which, in turn, could lead to a decrease in collection rates from our users or increased energy losses due to illegal use of our service.

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

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth and, consequently, affect our business, results of our operations and growth prospects

Argentina’s ability to access international capital markets depends in part on its relationship with multilateral financial institutions, including the International Monetary Fund (the “IMF”), and on its capacity to implement macroeconomic reforms. Argentina has a history of sovereign debt defaults and restructurings, most notably following its 2001 default and subsequent debt exchanges in 2005 and 2010, as well as the restructuring of approximately U.S.$66.5 billion of external bonds completed in 2020.

In 2018, Argentina entered into a Stand-By Arrangement with the IMF, which was later replaced in March 2022 by a 30-month Extended Fund Facility (“EFF”) program aimed at refinancing approximately U.S.$44 billion owed to the IMF. The program included a series of quarterly reviews and policy commitments focused on fiscal consolidation, monetary stability and structural reforms. In April 2025, Argentina and the IMF announced a new 48-month arrangement under the EFF framework totaling approximately SDR 15.3 billion (approximately U.S.$20 billion), including an initial disbursement of approximately U.S.$12 billion and additional funding linked to periodic program reviews. The arrangement forms part of a broader financing package that also contemplates additional funding from multilateral institutions and bilateral financing arrangements.

The success of the IMF-supported program will depend on the Argentine government’s ability to continue implementing macroeconomic reforms and maintaining the political support necessary to sustain fiscal and monetary adjustments. There can be no assurance that the program’s objectives will be achieved or that Argentina will maintain continued access to IMF funding. Any failure to comply with program targets or to secure continued financing could adversely affect Argentina’s access to international capital markets, increase macroeconomic volatility and negatively affect the Argentine economy, which in turn could adversely affect our business, results of operations and financial condition.

Fluctuations in the value of the Peso could adversely affect the Argentine economy and could in turn adversely affect our results of operations

The Peso suffered important fluctuations during the last years, and we are unable to predict the future value of the Peso against the U.S. Dollar. If the Peso devaluates further, any negative effects on the Argentine economy could have adverse consequences on our business, our results of operations and the market value of our ADSs, including as measured in U.S. Dollars. The Argentine Government has implemented a free float currency administration program whereby the value of the Peso against the U.S. Dollar would be determined by market forces within a certain floating band, with a floor of 1000 Pesos per each Dollar and a ceiling of 1400 Pesos per each Dollar, which floor and ceiling will adjust monthly at a rate of -1% and 1%, respectively. Thus, widening the free-floating band each month. To avoid the Peso – Dollar exchange rate to fall below or move beyond the rates of the free-floating band, the Argentine Central Bank may intervene in the market to hold the exchange rate within the band, as adjusted at any time.

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

Intervention by the Argentine Government may adversely affect the Argentine economy and, as a result, our business and results of operations

In the recent past, the Argentine Government intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls, exchange controls, and more recently with the labor reform, among others.

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

The exchange controls continue to exist and new exchange controls could be introduced in the future which, along with any other then existing transfer restrictions, could in turn, affect our ability to access the international capital markets. Such restrictions and measures may generate political and social tensions and deteriorate the Argentine Government´s public finances, as has occurred in the past, generating an adverse effect on economic activity and, in consequence, adversely affect our business and the result of our operations, and cause the market value of our Senior Notes, our ADSs and our Class B common shares to decline. See “Item 10. Additional Information— Exchange Controls.”

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

Furthermore, Venezuela has experienced a prolonged political and economic crisis characterized by disputed elections, institutional instability and international sanctions, which has contributed to significant economic contraction and migration flows in the region. Recent political developments, including the removal of former president Nicolás Maduro in early 2026 and the ongoing political transition, have created additional uncertainty regarding the country’s institutional and economic outlook. These developments may also affect neighboring countries through increased migration, trade disruptions and broader political and economic volatility in the region.

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

The Argentine economy and finance may be negatively affected as a consequence of a decrease in the international prices of commodities that Argentina exports

The global commodities market is characterized by its volatility. Commodities exports have contributed significantly to the Argentine Government’s revenues. Accordingly, the Argentine economy has remained relatively dependent on the price of its exports (mainly soy beans and derivatives thereof).

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

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 104 of 182 in the Transparency International’s 2025 Corruption Perceptions Index.

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

Any downgrade in the credit rating or rating outlook of Argentina could adversely affect the rating and the market price of our ADS, our Class B common shares and our corporate debt, affecting also our liquidity

On June 24, 2021, Morgan Stanley Capital International (“MSCI”) announced the reclassification of Argentina to the standalone or independent category with effect as of November 2021, thus being excluded from the MSCI indexes. In June 2019, Argentina had entered the emerging market category. According to MSCI, the downgrade primarily reflected the reinstatement of foreign exchange controls in September 2019. While most of these restrictions remained in place until April 11, 2025, when the Argentine Government announced reforms that significantly eased access to the foreign exchange market, certain regulatory measures and limitations may continue to apply.

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

To address the Argentine economic crisis, from time to time the Argentine Government adopted several regulations and intervened in the electricity sector, which made a number of material changes to the regulatory framework the freezing of nominal distribution margins, the revocation of adjustment and inflation indexation mechanisms for tariffs, a limitation on the ability of electricity distribution companies to passthrough and the introduction of a new price-setting mechanism in the Wholesale Electric Market (Mercado Eléctrico Mayorista or “WEM”) which had a significant impact on electricity generators and generated substantial price differences within the market. Part of such intervention was grounded by the preexisting energy sector emergency.

The government declared again an emergency in the energy sector in 2023 and it is still in effect, and instructed the Secretariat of Energy to implement a course of actions in relation to each segment of electricity generation, transmission and distribution. It also determined the start of a comprehensive tariff review, and provided for the continuity of ENRE’s intervention. Likewise, the proposed Omnibus Act also includes the unification of the gas and electricity governmental bodies which would continue the agency’s intervention. Through Executive Order No 1023/2024, the Federal Government extended the emergency of the national energy sector with respect to the generation, transport and distribution segments of electricity under federal jurisdiction, until July 9, 2025 and the ENRE´s intervention was prolonged until the establishment and appointment of the Board of Directors of the Nacional Gas and Electricity Regulatory Entity. Subsequently, Executive Order No. 370/2025 further extended such emergency until July 9, 2026. The decree also extended the intervention of the ENRE, and the National Gas Regulatory Entity (“ENARGAS”) until that date, or until the board of directors of the newly created National Gas and Electricity Regulatory Entity is appointed and becomes operational.

Within the framework of the emergency in the National Electricity Sector established by Decree No. 55/2023 (and any extensions thereof), the SE has been instructed to prepare, put into effect and implement a program of necessary and indispensable actions in relation to the segments included in the aforementioned emergency, in order to establish price sanction mechanisms under competitive and free access conditions, maintain income levels in real terms and cover investment needs, so as to guarantee the continuous provision of public electricity and natural gas transmission and distribution services under appropriate technical and economic conditions for providers and users of all categories. However, we cannot assure whether the implementation of the program would regularize the operating deficit of the WEM’s power and energy compensation funds and accounts. See “Item 4—Information on the Company—The Argentine Electricity Industry—The Wholesale Electricity Market (WEM)—Operation of the WEM”.

Further, on January 7, 2025, by means of Resolution No. 6/2025, the ENRE approved the revised schedule for the Electricity Distribution Tariff Review Program under federal jurisdiction. In line with this, we submitted our tariff proposal on January 27. 2025. Following the previously approved schedule, ENRE Resolution No. 79/2025 called for a public hearing on February 27, 2025, after which the ENRE settled the new date for the approval of the new tariff scheme on March 31, 2025. However, on March 31, 2025, by means of Resolution 223/2025 the ENRE modified the date foreseen for the approval of the new electricity rate schedules to April 30, 2025. Finally, in April 2025, the ENRE approved the Five-Year Tariff Review, which includes adjustments based on a formula linked to the Consumer Price Index and the Wholesale Price Index and an additional 0.42% between June 2025 and November 2027. Such adjustment has been automatically applied on a monthly basis.

The Company believes that it maintains outstanding claims against the National Government in connection with breaches of the RTI process completed by 2017. In this regard, the Company has filed a claim for a “Regulatory Asset”, the amount of which has been calculated by independent third parties. The SE is already reviewing the Company’s claim.

Nevertheless, the SE approved the Summer Seasonal Programming for the WEM, corresponding to the period from February 1, 2026 through April 30, 2026. The Reference Capacity Price (Precio de Referencia de la Potencia, or “POTREF”) was updated with a decrease of 2%, while the Stabilized Energy Price (Precio Estabilizado de la Energía, or “PEE”) increased by 20%.

Finally, the ENRE approved Company’s new tariff schedule, effective as of March 1, 2026, including a 2.5% increase in the VAD.

Nevertheless, the Company has still not been able to resolve the income deficit or recover its credits against the Federal Government resulting from the freeze on electricity rates and, thus, if the RT does not contemplate such Edenor’s regulatory credits, our ability to cover any further increase of our costs could be affected and may have a direct negative impact on our results of operations.

There is uncertainty as to what other measures the Argentine Government may adopt in connection with tariffs on public services and their impact on the Argentine economy

As explained in other risk factors in this annual report, following the economic crisis of 2001-2002, the subsequent freeze on electricity rates in Pesos and the significant depreciation of the Argentine Peso against the U.S. Dollar, there was a lack of acknowledgement by governmental authorities of the actual increasing cost of our operations. Since the RTI process was completed by 2017, all other transitional adjustment resulted in lower determinations based on a Net Replacement Value (“NVR”) methodology over a slightly lower base capital than the one we had submitted in our proposals. For more information, please refer to “The Argentine Government has intervened in the electricity sector in the past, and may continue to intervene”

Even when the ENRE approved the Five-Year Tariff Review previously mentioned, a full RT process has yet to be completed, and the Company filed a “Regulatory Asset” claim which is under review. Notwithstanding the measures recently adopted as provisory increase of electricity rates, there is uncertainty as to what measures the Argentine Government may adopt in connection with tariffs, whether tariffs will be updated in connection with the RT, and from time to time to reflect our increase in operating costs, and their impact on demand. Likewise, no assurance can be given that any future reduction in subsidies will not increase our clients’ delinquency rates or a delay in our collections.

Electricity demand may be affected by tariff increases, which could lead distribution companies, such as us, to record lower revenues

In 2025, the Company’s electricity demand amounted to 27,256 GWh, which represented a 1.6% decrease compared to 2024, while the WEM demand amounted to 141,249 GWh (+0.7% year-on-year). The variation in the Company’s demand which was driven primarily by the impact of temperature on demand from residential customers and medium-sized businesses.

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

If the demand for energy is increased suddenly, the difficulty in increasing the capacity of distribution companies in a short or medium term could adversely affect the Company, which in turn could result in customer complaints and substantial fines for any interruptions

The condition of the Argentine electricity market has provided little incentive to generators and distributors to further invest in increasing their generation and distribution capacity, respectively, which would require material long-term financial commitments. In 2025, the increase in the capacity of our own facilities resulting from the investment process was higher than the increase in demand, and the service quality indicators have continued improving. Regarding the coming years, there is uncertainty about the availability of resources to continue with this process. With respect to generation, depending on the availability of water and fuels, supply could be affected.

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

Failure or delay to negotiate further improvements to our tariff structure, whether our tariffs were adjusted or not to reflect increases in our distribution costs in a timely manner or at all, have affected and may continue to affect our capacity to perform our commercial obligations and could also have a material adverse effect on our ability to perform our financial obligations

Since the execution of the agreement entered into between us and the Argentine Government on February 13, 2006, relating to the adjustment and renegotiation of the terms of our Concession Agreement (“Acta Acuerdo sobre la Adecuación del Contrato de Concesión del Servicio Público de Distribución y Comercialización de Energía Eléctrica” or the “Adjustment Agreement”) and as required by the Argentine Government, we were engaged in an RTI with the ENRE through February 1, 2017.

The Adjustment Agreement contemplated a cost adjustment mechanism for the transitional period during which an RTI process was being conducted. In April 2025, the ENRE approved the Five-Year Tariff Review, which includes adjustments based on a formula linked to the Consumer Price Index and the Wholesale Price Index and an additional 0.42% between June 2025 and November 2027. Such adjustment has been automatically applied on a monthly basis. Against this decision, the Company filed a “Regulatory Asset” claim calculated by independent third parties. The SE is already reviewing the Company’s claim. See “Item 3. Key Information— Risk Factors—The Argentine Government has intervened in the electricity sector in the past, and may continue to intervene”.

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

Our distribution tariffs may be subject to challenges by Argentine consumer and other groups

In recent years, our tariffs have been challenged by Argentine consumer associations, and several actions brought against us by Argentine consumer associations. See “Item 8. Financial Information—Legal and Administrative Proceedings—Legal Proceedings”.

If those or any future legal challenge were successful and prevented us from implementing any tariff adjustments granted by the Argentine Government, we could face delay or decline in collections from our users, and a decline in our results of operations, which could have a material adverse effect in our financial condition and the market value of our ADSs and Class B common shares.

We have been, and may continue to be, subject to fines and penalties that could have a material adverse effect on our financial condition and results of operations

We operate in a highly regulated environment and have been, and in the future may continue to be, subject to significant fines and penalties imposed by regulatory authorities, including for reasons outside our control, such as service disruptions attributable to problems at generation facilities or in the transmission network that result in a lack of electricity supply. Since 2001, the amount of fines and penalties imposed on our Company has increased significantly. As of December 31, 2025, 2024, and 2023 and, our accrued fines and penalties totaled Ps. 67,666 million, Ps. 81,726 million, and 180,134 million, respectively (taking into account adjustments made to fines and penalties following the ratification of the Adjustment Agreement and recent regulation). See “Item 4. Information on the Company—Business Overview—Fines and Penalties.”

In 2025, our fines and penalties represented 2.26% of our net energy sales. See “Item 4. Information on the Company—Business overview—Edenor Concession—Fines and Penalties.”

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

If we are unable to control our energy losses, especially the theft of energy, our results of operations could be adversely affected

Our concession does not allow us to pass through to our users the cost of additional energy purchased to cover any energy losses that exceed the loss factor contemplated by our concession, which is, on average, 10%. As a result, if we experience energy losses in excess of those contemplated by our concession, we may record lower operating profits than we anticipate. Prior to the 2001 and 2002 economic crisis in Argentina, we were able to reduce the high level of energy losses experienced at the time of the privatization down to the levels contemplated (and reimbursed) under our concession. However, during the last years, our level of energy losses, particularly our non-technical losses, started to grow again, in part as a result of the increase in poverty levels and the number of delinquent accounts and fraud. Although we continue to make investments to reduce energy losses, these losses continue to exceed the average 10% loss factor contemplated by the concession and, based on the current tariff schedule and the economic turmoil, we do not expect these losses to decrease in the near term. Our energy losses amounted to 4,305 GWh in 2025, showing a slight increase of 5% compared to 2024. We cannot assure you that our energy losses will not continue to increase in future periods, in particular due to the change in governmental policy on subsidies which may lead to lower margins and could affect our results of operations.

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

Our concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests the extension at least 18 months before expiration. The term of the concession is divided into management periods. On February 25, 2022, through Resolution 65, the ENRE established that the first management period will be considered concluded at the end of the term established for the renegotiation of an RTI. At the date of this annual report, non RTI process was initiated.

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

We may be unable to import certain equipment to meet growing demand for electricity, which could lead to a breach of our Concession Agreement and could have a material adverse effect on our operations and financial position

Under our concession, we are obligated to satisfy all of the demand for electricity originated in our concession area, maintaining at all times certain service quality standards that have been established for our concession. In April 2025, the Central Bank implemented a foreign exchange liberalization regime, including through Communications “A” 8226 and 8230, which eased access to the foreign exchange market for certain transactions and has facilitated, to some extent, the importation of capital goods.

However, notwithstanding these positive developments, certain restrictions on access to the foreign exchange market for corporations continue to apply, and there can be no assurance that additional restrictions will not be reimposed in the future. In addition, external factors—such as the imposition of U.S. tariffs of 25% on steel and aluminum products effective March 12, 2025—may increase the cost of importing electricity distribution equipment. Global supply chain disruptions and logistical constraints may also result in delays or limit the availability of key inputs.

If we are not able to purchase significant capital goods to satisfy all of the demand or suffer unexpected delays in the import process, we could face fines and penalties which may, in turn, adversely affect our activity, financial position, results of operations and/or the market value of our ADSs and Class B common shares.

We employ a largely unionized labor force and could be subject to an organized labor action, including work stoppages that could have a material effect on our business

As of December 31, 2025, we had 4,576 employees, most of them union members. Although our relations with unions are currently stable and we have had an agreement in place with the two unions representing our employees since 1995, we cannot assure you that we will not experience work disruptions or stoppages in the future, which could have a material adverse effect on our business and revenues. We cannot assure you that we will be able to negotiate salary agreements or labor conditions on the same terms as those currently in effect, or that we will not be subject to strikes or work stoppages before or during the negotiation process. If we are unable to negotiate salary agreements or if we are subject to demonstrations or work stoppages, our results of operations, financial condition and the market value of our ADSs, Class B common shares could be materially adversely affected.

We could incur material labor liabilities in connection with our outsourcing that could have an adverse effect on our business and results of operations

We outsource a number of activities related to our business to third-party contractors in order to maintain a flexible cost base. As of December 31, 2025, we had approximately 5,965 third-party employees related to third party´s contracts. Although we have very strict policies regarding compliance with labor and social security obligations by contractors, we are not in a position to ensure that contractors will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina which have recognized joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

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

In the event of an accident or other event not covered by our insurance, we could face significant losses that could materially adversely affect our business and results of operations

As of December 31, 2025, our physical assets were insured for up to U.S.$ 2,833 million. However, we do not carry insurance coverage for losses caused by our network or business interruption, including for loss of our concession. See “Item 4. Information on the Company—Business Overview—Insurance.” Although we believe our insurance coverage is commensurate with standards for the distribution industry, no assurance can be given of the existence or sufficiency of risk coverage for any particular risk or loss. If an accident or other event occurs that is not covered by our current insurance policies, we may experience material losses or have to disburse significant amounts from our own funds, which may have a material adverse effect on our financial condition and results of operations and the market value of our Class B common shares and ADSs.

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

Subsequently, on December 6, 2024, CAMMESA’s Board of Directors unanimously approved a proposal submitted by the Argentine Association of Electric Energy Distributors (Asociación de Distribuidoras de Energía Eléctrica de la República Argentina or “ADEERA”) aimed at normalizing the payment chain of distribution agents. Additionally, in December 2024, CAMMESA’s Board of Directors approved a new payment plan, which is still subject to the necessary actions by the granting authority to become operational. On March 13, 2025 the Executive Branch issued Decree No. 186/2025 approving a debt regularization scheme. The enforcement authority shall be the SE. Finally, on May 22, 2025, the agreement was signed. Pursuant thereto, the Company acknowledged that it owed CAMMESA the amount of Ps. 129,970 million corresponding to overdue amounts for the periods from November 2023 through March 2024. The Company committed to repay such debt through a new payment plan consisting of 72 monthly installments, including a 12-month grace period and an interest rate reduced by 50% from the rate applicable in the WEM, which will be subject to semiannual review in the event of a variation of 500 basis points (equivalent to 5%). As of April 14, 2026, the outstanding amount payable, updated in accordance with the procedure set forth in SE Resolution No. 56/2023, amounted to Ps. 240,755 million.

With respect to the payment plan executed on December 29, 2022, within the framework of Article 87 of Law No. 27,591 and Energy Secretariat Resolution No. 642/2022, the terms originally agreed remain in effect.

With respect to the payment plan executed on July 28, 2023, within the framework of Article 89 of Law No. 27,701, the installments originally denominated in MWh were converted into pesos at the price applicable to the payment of the October 2024 installment, resulting in a total outstanding debt of Ps. 158,037. The new payment plan denominated in pesos maintains the remaining terms originally agreed, without a grace period, with 74 monthly installments remaining outstanding.

We may not have the ability to collect the energy sales for certain neighborhoods that must be financed by the Argentine Government, the Province of Buenos Aires and the Autonomous City of Buenos Aires

Certain neighborhoods benefit from a social tariff, which provides a discount on the final bill. Additionally, we have signed agreements with the Argentine Government, the Province of Buenos Aires, and the Autonomous City of Buenos Aires, under which these jurisdictions cover the energy consumption costs for specific neighborhoods.

In these neighborhoods, electricity is supplied through collective meters that record total consumption, which is then monitored and reported by the ENRE to the relevant jurisdictions for payment. This regime remains in effect. We have agreed with the National Government and still requires formalization with the Government of the Province of Buenos Aires for the 2024 period, while 2025 was already formalized. If we are not able to recover the expenses corresponding to such discounts applied to certain neighborhoods, and/or if there is a significant lag of time between the time we incur the incremental costs and when we receive the amounts related to these concepts, we may suffer liquidity shortfalls, any of which, individually or in the aggregate, could have a material adverse effect on our business and results of operations.

All of our outstanding financial indebtedness contains bankruptcy, reorganization proceedings and expropriation events of default, and we may be required to repay all of our outstanding debt upon occurrence of any such events

As of December 31, 2025, the principal amount of our outstanding notes included the following: (i) U.S.$95.8 million Senior Notes Class No. 3 due 2026 (the “Senior Notes Class 3”); (ii) U.S.$ 81,9 million Senior Notes Class No. 5 due 2028 (the “Senior Notes Class 5”); (iii) U.S.$ 385 million Senior Notes Class No. 7 due 2028, 2029 and 2030 (the “Senior Notes Class 7”); (iv) U.S.$ 80 million Senior Notes Class No. 8 due 2026 (the “Senior Notes Class 8”); (v) Ps. 20,000 million Senior Notes Class No. 9 due 2026 (the “Senior Notes Class 9”); and (vi) as of the date of this annual report, the Company has also pre-cancelled Senior Notes Class 8 and issued additional Senior Notes Class 7, which amounts to U.S.$ 475 million (collectively referred hereto as the “Senior Notes”). Under our Senior Notes, certain expropriation and condemnation events with respect to us may constitute an event of default, which, if declared, could trigger the acceleration of our obligations under the Senior Notes and require us to immediately repay all such accelerated debt. In addition, all of our outstanding financial indebtedness contains certain events of default related to bankruptcy and voluntary reorganization proceedings. If we are not able to comply with certain payment obligations as a result of our financial situation and if the requirements set forth in the Argentine Bankruptcy Law No. 24,522 are met, any creditor, or even us, could file for our bankruptcy, or we could file for a voluntary reorganization proceeding. In addition, all of our outstanding financial indebtedness also contains cross-default provisions or cross-acceleration provisions that could cause all of our debt to be accelerated if the debt containing expropriation or bankruptcy and/or reorganization proceeding events of default goes into default or is accelerated. In such a case, we would expect to actively pursue formal waivers from the corresponding financial creditors to avoid such potential situation, but in case those waivers are not timely obtained and immediate repayment is required, we could face short-term liquidity problems, which could adversely affect our results of operations and cause the market value of our Senior Notes, our ADSs and Class B common shares to decline.

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

Our shareholders’ ability to receive cash dividends may be limited

According to the Commercial Companies Law No. 19,550 and the CNV rules, the Company may distribute dividends only out of realized and free earnings, after setting up the legal reserve equivalent to 5% of the net income for the fiscal year until reaching 20% of the capital stock. In turn, in cases such as the Company's, where treasury shares exist, the acquisition cost of such shares must be netted from such distribution. After such legal limitations, there are also certain exchange controls imposed by Central Bank (see “Item 10—Additional Information—Exchange Controls”).

In addition to the foregoing, the indenture dated October 24, 2024 (as amended and supplemented, the “Indenture”) governing certain of our Senior Notes restricts the Company’s ability to declare or pay dividends or make distributions on its equity interests, unless, at the time of and after giving effect to such payment, (i) no default or event of default has occurred and is continuing, and (ii) the Company could incur at least U.S.$1.00 of additional indebtedness under the leverage ratio test set forth in the Indenture. Dividends or distributions in the form of “qualified equity interests”, intercompany payments among the Company and its “restricted subsidiaries”, and pro rata distributions to minority holders of “restricted subsidiaries” are permitted notwithstanding the foregoing restriction.

Our shareholders’ ability to receive cash dividends may also be limited by the ability of the depositary to convert cash dividends paid in Pesos into U.S. Dollars. Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the common shares underlying the ADSs into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If this conversion is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, shareholders may lose some or all of the value of the dividend distribution. Additionally, any payment of dividends may need to be approved by ENRE. We cannot assure you that your ability to receive dividends, as an ADSs holder, will not be affected due to current or future regulations, and that the Argentine Government will not adopt new measures or deepen those already implemented, which could result in more restrictions on the access to the foreign exchange market.

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

A potential nationalization or expropriation of 51% of our capital stock, represented by Class A shares, may limit the ability of Class B shares to participate in the Board of Directors

As of the date of this annual report, ANSES owned shares representing 26.8% of our capital stock and jointly appointed five Class B and five Class C directors at our last shareholders’ meeting. The remaining directors were appointed by Class A shares.

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

If we fail to maintain an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud and investor confidence and the market price of our shares and ADSs may be adversely impacted

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to provide reasonable assurance of achieving the control objectives. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. If in the future we identify any material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or, if and when applicable, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are then listed, the SEC, or other regulatory authorities, which could require additional financial and management resources. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our shares and ADSs.

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

New reporting obligations applicable to our directors and officers under U.S. securities laws may result in additional compliance costs

Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act (the “HFIAA”), enacted on December 18, 2025 as part of the National Defense Authorization Act for Fiscal Year 2026, the historical exemption from Section 16(a) of the U.S. Securities Exchange Act of 1934 available to directors and officers of foreign private issuers has been eliminated. As a result, our directors and officers are now required to file initial ownership reports on Form 3, and subsequent transaction reports on Forms 4 and 5, with the SEC. Non-compliance with these filing requirements could result in regulatory scrutiny and reputational harm. The SEC adopted conforming rules effective February 27, 2026.

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

Please see below our share equity composition as of December 31, 2025:

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

Edenor Tech S.A.U. will mainly focus on certain activities related to renewable or conventional energy generation, storage and critical minerals. The incorporation of Edenor Tech S.A.U. was registered with the Public Registry on September 10, 2024. As of and for the year ended December 31, 2025, Edenor Tech S.A.U. had not commenced operations.

Business Overview

We believe we were the largest electricity distribution company in Argentina and one of the largest in Latin America in terms of number of users and electricity sold (both in GWh and in Pesos) in 2025. We hold a concession to distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and in the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometres and a population of approximately 9 million people. As of December 31, 2025, Edenor increased its sales by 11.3%, serving approximately 3.4 million users.

The following table shows the percentage of the electricity produced and sold by generating companies that was purchased by us in the periods indicated:

	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2015	132,110	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,530	25,950	19.6%
2018	133,010	25,906	19.5%
2019	128,946	24,960	19.5%
2020	127,307	25,124	19.4%
2021	133,877	26,373	19.7%
2022	138,775	27,158	19.6%
2023	140,883	27,676	19.6%
2024	140,227	26,827	19.1%
2025	141,249	27,256	19.3%

Source: CAMMESA

(1)	Demand in the WEM
(2)	Calculated as electricity purchased by us and our wheeling system users.

Edenor Concession

Edenor’s concession is currently set to expire on August 31, 2087, after a term of 95 years, and may be extended for one additional 10-year period if Edenor requests such extension at least 18 months before expiration. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years each.

Six months before the end of each management period, the regulatory authority shall launch an international public bidding procedure in respect of the Class “A” shares representing 51% of the share capital of Edenor, currently held by Edelcos. If Edelcos matches the highest bidder its bid represents the highest bid received, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Edelcos’s offer is not the highest, the Class “A” shares shall be awarded to the bidder who made the highest bid and the proceeds from the sale shall be payable by Grantor Government to Edelcos, net of any payments owed to the Argentine Government. The beforementioned price shall be delivered within the term of 30 days once the Grantor Control received it. The first management period commenced on September 1, 1992. On February 25, 2022, through Resolution 65, the ENRE established that the first management period will be considered concluded at the end of the renegotiation of a RTI, which has not been implemented yet.

The Company is subject to the terms of its Concession Agreement and the provisions of the regulatory framework comprised by Laws No. 14,772, 15,336 and 24,065 (as amended from time to time), resolutions and regulatory and supplementary standards issued by certain authorities. Thus, the Company is responsible for the distribution and sale of electricity as a public service with a satisfactory quality level pursuant to the requirements set forth in the aforementioned Concession Agreement and regulatory framework.

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

The Omnibus Act includes the ability of the government to establish a New Energy Regulatory Framework by December 31, 2025, which would allow generators and other private companies to sell energy requested by users, promoting the sale of energy as a competitive business. In this regard, the Executive Branch enacted Decrees No. 450, 451 and 452/2025, published on July 7, 2025. These decrees introduced a comprehensive reform of the Argentine energy sector's legal and institutional framework. Decree No. 450/2025, in particular, modified core provisions of the Electricity Laws No. 15,336 and 24,065, established a two-year transitional period, and entrusted the SE with issuing the complementary regulations necessary for its full implementation. For further information, please see “Regulatory and Legal Framework” of this report.

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

Quality Standards

In March 2025, a new five-year tariff review period for 2025–2030 commenced, which included the adoption of new quality targets for municipalities (partidos) and communes. The target value for the global SAIFI and SAIDI indicators at the end of the five-year period was determined using as a reference the values established for Commune 2 of the City of Buenos Aires. Based on such target value, a factor was applied to determine the SAIFI and SAIDI targets for each municipality and/or commune according to their load density, which were grouped into four ranges. In addition, as of March 2025, the complementary penalty scheme for medium-voltage feeders established by ENRE Resolution No. 198/2018 was repealed.

In 2025, service quality improved as a result of the continued implementation of the plans and projects developed in previous years. The results achieved represented a significant improvement in the SAIFI and SAIDI service quality indicators. As reflected in the evolution of these indicators, outage duration was reduced to 6.81 hours and outage frequency to 2.96.

The annual evolution of these indicators reflects a significant improvement in service quality driven by the maturation of investments in distribution networks and improvements in operating technologies, thereby restoring the positive trend observed in previous years.

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

The following table shows the adjustments to Edenor’s standalone accruals for ENRE fines and penalties, including current fines and penalties and adjustments to past fines due to increases in our tariffs pursuant to the Adjustment Agreement, for the periods specified:

	Year ended December 31,
	(in millions of Pesos)
	2025	2024	2023
Accruals at beginning of year	81,726	180,134	205,471
ENRE Fines and Penalties	20,166	168,599	207,836
Quality of Technical Service	2,146	21,281	10,467
Quality of Technical Product	2,829	842	929
Quality of Commercial Service	2,525	44,928	27,702
Public Safety	882	11,683	7,448
Reporting Violations	3,188	25,435	7,969
Others	8,596	2,488	1,197
Agreement on the Regularization of obligations	-	61,942	152,124
Payments of the year	(14,677)	(118,320)	(17,209)
Quality of Technical Service	(533)	(8,684)	(5,493)
Quality of Technical Product	(1,747)	(716)	(754)
Quality of Commercial Service	(5,633)	(5,074)	(7,305)
Public Safety	(2,226)	(4,658)	(3,168)
Reporting Violations	(4,531)	-	(322)
Others	(7)	-	(167)
Agreement on the Regularization of obligations	-	(99,188)	-
Result from exposure to inflation for the year	(19,549)	(148,687)	(215,965)
Accruals at year-end	67,666	81,726	180,134

Fines and penalties imposed on us by the ENRE amounted to Ps. 20,166 million and Ps. 168,599 million as of December 31, 2025 and 2024 respectively.

As of December 31, 2025 total accrued fines and penalties amounted to Ps. 67,666 million, of which of which Ps.49,610 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps.18,056 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

On March 6, 2025, by means of Resolution No. 160/2025, and in accordance with the service quality regulations for the 2025-2030 five-year period, the ENRE approved the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT, as from March 1, 2025, as provided for in ENRE Resolutions Nos. 3 and 8/2025. As of December 31, 2025, the Company recognized a recovery due to the change in methodology, amounting to Ps.11,386 million.

Additionally, on December 19, 2025, by means of Resolution No. 808/2025, the ENRE approved the Regulations for the Valuation of Penalties, Interest Calculation, and Rates in the Event of Delinquency in Payment, applicable to the public electricity distribution service for the 2025-2030 electricity rate period.

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

Through Resolution No 543/2024, the ENRE introduced a new Penalty System for deviations from the investment plan, effective as of January 1, 2025, taking into account the new efficiency incentive factor established under the Tariff Review Process (RT). While the system maintains the existing structure of penalizing both annual deviations from the investment plan (SAPIA) and deviations from the investment plan defined under the Five-Year Tariff Review (SAPIRQT), it introduces significant changes. In particular, penalties will now be valued in year-six currency, reflecting the fact that investments are incorporated into the regulatory asset base with a one-year lag (Factor Q). Additionally, the resolution updates the calculation formulas and establishes that any penalties imposed will be allocated to users.

Regularization Agreement 2019

On May 10, 2019, the Company and the SE, on behalf of the Federal Government, entered into the Agreement on the Regularization of Obligations. By virtue of this agreement, the Company (i) undertook to pay users certain penalty and compensation amounts relating to the 2006-2016 period; and (ii) agreed to make investments, in addition to those agreed upon in the RTI, to contribute to improve the reliability and safety of the service. In return, the Federal Government partially recognized the claim duly made by the Company, by fully offsetting pending obligations and cancelling penalties payable to the National Treasury. Furthermore, the Company waived any rights to which it may be entitled and abandoned any actions against the Federal Government. As of the date of this annual report, such obligations have been fulfilled by both parties. As of December 31, 2024 the Company has completed the works plan outlined in the agreement and has accordingly settled the penalty liability for an amount of Ps. 99,188 million, impacting the Statement of Comprehensive Income of such period by Ps. 30,521 million.

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

On February 10, 2025, the Argentine Government filed a new claim on the same terms as described above. On September 11, 2025, the Company counterclaimed against the Argentine Government seeking for a compensation for damages. As agreed by the parties and submitted to court, the claim has been suspended until April 27, 2026.

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

Edenor Network

As of December 31, 2025, the system through which the Company supplies electricity comprises 85 HV/HV, HV/HV/MV and HV/MV transformer substations, which represents 20,295 MVA of installed power and 1,594 kilometers of 220 kV, 132 kV and 27.5 kV high-voltage networks. The MV/LV and MV/MV distribution system comprises 19,845 MV/LV transformers, which represents 10,137 MVA of installed power, 12,732 kilometers of 33 and 13.2 kV medium-voltage lines, and 28,590 kilometers of 380/220 V low-voltage lines.

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

Investments

Investments made in 2025 amounted to Ps. 394,892 million in constant currency, which represents a 23% decrease compared to 2024. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service, in particular to expand and renovate substation, and create new projects in line with our energy efficiency goals, to improve the quality of the service and reduce non-technical losses. Such investment projects include installation of remote control equipment in the medium-voltage network, connection of new electricity supplies, and installation of self-administered energy meters. All the investments were made prioritizing environmental protection and public safety under reliable conditions.

Transmission structure

Our HV transmission network takes energy mainly from the Argentine Interconnected System through the Rodríguez and Ezeiza Substations, and the Puerto Nuevo, Nuevo Puerto, Costanera, Parque Pilar and Matheu III local thermal power plants; additionally, it exchanges energy with other companies at transmission, distribution and distributed generation levels.

With the aim of improving the quality of the service and meeting the growth in demand, in 2025, we made significant investments in the HV network, among which the following are worth mentioning:

Completed works:

•	Expansion of 132 kV busbars in Zappalorto Substation as part of the 132 kV underground power line project to Merlo Substation.
•	8.76 km-long 132 kV underground power line between Zappalorto and Merlo Substations.

Equipment replacements:

•	220/132 kV 300 MVA transformer with another of 300 MVA in Zappalorto Substation as part of the project for the renewal of 220/132 kV 300 MVA transformers that are nearing the end of their useful life.
•	220/132 kV 300 MVA transformer with another of 300 MVA in Colegiales Substation as part of the project for the renewal of 220/132 kV 300 MVA transformers that are nearing the end of their useful life.

Ongoing works:

•	Expansion of 220 kV busbars in Zappalorto Substation as part of the project for its expansion to 3x300 MVA.
•	Expansion of 132 kV busbars in Zappalorto Substation as part of both its 3x300 MVA expansion project, and the 132 kV underground power line project to Paso del Rey Substation.
•	Expansion of 220 kV busbars in Rodríguez Substation as part of both its 5x800 MVA expansion project and the two 220 kV underground power lines project to Jose C Paz Substation.

•	Expansion of 220/132 kV 2x300 MVA José C Paz Substation as part of both the expansion project of Rodríguez Substation to 5x800 MVA and the two 220 kV underground power lines project to Rodríguez Substation.
•	132 kV busbar system in Paso del Rey Substation as part of the 132 kV underground power line project between Zappalorto and Paso del Rey Substations.

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

In 2025, some of the main works performed were:

Completed works:

•	132/13.2 kV - 2x80 MVA Martinez Substation.

Expansion works:

•	132/13.2 kV - 2x80 MVA Moreno Substation.
•	Decommissioning of 27/13.2 kV Newbery Substation.
•	132/13.2 kV - 2x80 MVA Bancalari Substation.

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

In 2025, the following works were performed, among others:

•	Commissioning of 49 new MV feeders at new and existing Substations, increasing the medium-voltage network by 290 km.
•	Expansion of 469 and installation of 309 new MV/LV transformer centers, resulting in a 255 MVA increase in installed capacity.
•	Addition of 289 new remote control points, with the consequent relocation of MV network remote monitoring equipment, which make it possible to reduce restoration times. As of December 31, 2025, 3,852 remote control points and 3,422 remote monitoring points are operational, with over 96% network coverage.

Network improvement

The improvements made to the networks in 2025 comprised all voltage levels. The most significant improvements were:

•	HV network: replacement of terminals in 132 kV interconnection points, along with bushing replacements on 220/132 kV and 132/13.2 kV transformers, and the replacement of 132/13.2 kV 40 MVA transformers. The replacement plan for instrument transformers continued. Additionally, 132 kV and 220 kV disconnectors/circuit breakers were replaced, along with protection panels for transformers and 132 and 220 kV lines.
•	MV network: work continued on the replacement of the 13.2 kV switchgear at Merlo Substation, along with the renewal of circuit brakers at other substations. A 14 km-long section of legacy underground network was upgraded, along with the replacement of MV/LV transformers and switching equipment in transformer centers.
•	LV network: replacement of underground and overhead networks.

Distribution Technical Management

In 2025, service quality was improved by ensuring the continuity of plans and projects implemented in previous years. The results achieved represented a significant improvement in the SAIFI and SAIDI service quality indicators.

The following sections highlight the key operation and maintenance activities carried out throughout the year.

Distribution

•	Special maintenance plans: pole replacements and upgrades

✓	3,563 MV poles, 1,431 of which were in island areas. As for those located on the mainland, 53% of them were replaced with reinforced concrete columns.
✓	52,261 LV poles.

•	Pruning plan in MV network

✓	The procedure consisting of three inspections per year continued to be carried out with its related adjustments, comprising an intensive period between March and August and two subsequent corrective periods, with increased pruning activities in private property, which continues to drive a reduction in failures caused by vegetation contact on power lines.
✓	In the year, 224,000 trees were pruned or trimmed.

•	Inspections in distribution networks

✓	4,780 Km of MV networks.
✓	33,824 Km of LV networks.
✓	5,785 inspections of Transformer Centers.
✓	1,887 thermographic inspections.
✓	Complete census of “Not Metered” equipment installations (Public lighting, traffic lights, cable television equipment, etc.).

•	Leveraging scheduled MV work orders

When scheduled work is performed on a medium-voltage facility, the service outage is leveraged to carry out all pending adjustments. Through this procedure, more than 4,948 tasks were completed in the year, including 590 MV poles replacements.

•	Field actions performed by distribution crews

Throughout 2025, more than 1,500,000 actions were carried out, including activities such as service interruptions, responding to customer reports, new supply installations, inspections, switching operations for scheduled works, forced outages, splicing.

▪	Diagnostic center

✓	Progress was made with the installation of smart meters (AMI) for Life Support Customers (LSCs) surpassing 805 units installed for active accounts (1,317 meters associated with LSCs).
✓	Carrying out of 12 Projects and Works aimed at adapting internal facilities for the safe connection of alternative energy sources (AES) in vulnerable LSCs, totaling 122 Projects and Works in the last 53 months.
✓	Installation of 85 AES, reaching a total of 271 active AES as of 12/31/25.
✓	Installation of power generation sets (PGS) for 854 Life Support Customers upon request, due to scheduled or forced outages on our network.

Remote control and remote supervision

In 2025, the Remote Control Plan continued to be carried out along with improvements in the Remote Control Equipment of SS.

•	219 new remote control operational points were installed in the MV distribution network, and 70 were relocated, reaching a total of 3,692 points across the existing 1,773 MV feeders.
•	230 remote monitoring points were added to the MV network, reaching a total of 3,422 points, of which 3,004 are effectively active. Remote monitoring of screen current measurements for HV cables began, using a protocol-compliant meter that achieves the specified precision levels and allows for the measurement of current phase shift angles (Cross-bonding).
•	664 2G communication systems in remotely monitored equipment were replaced with 3G/4G systems to enhance reliability.
•	The protection systems of 80 Large Customers distributed across the MV network were reviewed; settings that were inadequate or malfunctioning were adjusted, thereby confining potential internal faults to those specific customers without affecting neighboring users.
•	With the current remote control penetration achieved in both substations and the MV distribution network, it was possible to restore service for 67% of customers affected by scheduled and forced MV outages in less than 15 minutes, and 53% of them in less than 3 minutes. This resulted in an improvement in service quality indicators (SAIDI and SAIFI).
•	The remote control equipment at Tecnópolis Substation was technologically upgraded (replacing the D20 CPU model with the G500 model), certifying the replacement of a discontinued model with a latest-generation unit for future requirements.
•	The set of tests required to technically validate the replacement of the SICL Central Node (featuring obsolete CPU modules) with a latest-generation RTU (Saitel model) was successfully reproduced in the laboratory, using commercially available modules (SEMI brand).

Transmission

Maintenance activities:

•	Preventive and critical maintenance of HV facilities, HV/MV substations and power lines, in accordance with regulations.

Equipment replacements and upgrades:

•	32 HV instrument transformers.
•	Bushings on 10 power transformers.
•	120,000 liters of regenerated oil in power transformers and reactors.
•	4 power transformers.
•	Major overhaul of 4 power transformers.
•	Acquisition of bushings to complete the replacements in the 800 MVA banks at Rodríguez SS (installation included in the 2026 investment plan).
•	8 rectifiers, 21 sets of 48VDC batteries, and 4 sets of 220VDC batteries in substations.
•	Upgrade of 18 HV circuit breaker control boxes (GE type S1-145).
•	+33 HV surge arresters.
•	9 HV circuit breaker poles using in-house staff.

Completed works:

•	Completion of the renewal plan for Merlin Gerin MV capacitor bank circuit breakers (total plan: 45 units).
•	Retrofit of MV circuit breakers, transitioning from legacy PVA/SF6 to vacuum technology.

Distribution network: Live-Line Work (LLW) techniques

•	Compliance with the MV OHL Preventive Maintenance Plan using LLW techniques to minimize power interruptions and improve service quality indicators.
•	Intervention on 271 feeders, totaling 1,960 km of MV OHL, in accordance with the annual schedule defined by the MV Operations Planning area, which prioritizes critical feeders.
•	Completion of 14,083 interventions, 6,729 of which were priority tasks.
•	Expansion of operational capacity through the development and implementation of new LLW procedures, increasing the scope of tasks capable of being performed with both light and heavy equipment.
•	Addition of 3 insulated double-bucket trucks, reaching a total fleet of 40 units, increasing operational capacity and reinforcing safety conditions.

LLW Insulation Testing Laboratory

•	The LLW Insulation Testing Laboratory maintained the IRAM-ISO/IEC 17025 accreditation granted by the Argentine Accreditation Agency (OAA).
•	Completion of 4,200 tests, which represents a 3.3% growth compared to the previous period. Testing for external customers increased (from 115 to 197) along with support for internal areas (from 992 to 1,319 tests).

Specialized Training and Human Capital

•	Completion of 3,710 training hours in LLW, with 924 hours dedicated to training new staff, ensuring generational turnover and the transfer of area-specific knowledge.
•	Development of specialized training, in partnership with Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. (“Transener”), on the Bare-Hand LLW Method for 220 kV substation facilities.
•	Development of new MV LLW methods for pole replacement and new structures installation under load, as part of the network remote control plan.

International Participation and Technical Standardization

•	Active participation in national and international sector-related conferences, most notably ICOLIM 2025 (Oslo) and CITTES 2025 (Paraná, Entre Ríos), featuring the presentation of technical papers on LLW and preventive maintenance.
•	Technical recognition through two awards at CITTES 2025 and the selection of Edenor as the host company for CITTES 2028 in Buenos Aires.
•	Strengthened involvement in technical standardization spheres through the AEA Commission 21, the IEC Technical Committee 78 (attending the annual meeting in France), and the CIER FINCA forum, consolidating the Company's technical standing and establishing international cooperation ties.

Management of Information Technology and Telecommunications

Throughout 2025, we remained committed to excellence and sustainable growth. Taking into consideration the profound changes demanded by Edenor, with regards to innovative models and advanced technologies to improve service quality and efficiency, progress was made in our transformation and development strategy.

In this context, digital capabilities were strengthened and progress was made towards the consolidation of a flexible and robust technology architecture to optimize the efficiency of the business’ processes.

Data intelligence and management

During 2025, we continued to strengthen the Company’s Process Management model, promoting an integrated and cross-functional approach. In this context, we launched the SAP S/4HANA Greenfield project, SAP’s next-generation enterprise platform designed to modernize and unify business management. This initiative serves as a key enabler to optimize end-to-end processes, adopt best practices, and consolidate a vision focused on efficiency, traceability, and value creation across the organization.

In this initial phase, through a coordinated effort across Edenor’s different areas, we worked extensively on the analysis and design of the Company’s main macro-processes. This effort resulted in the modeling of more than 100 process maps, laying the foundation for the build phase, in which the newly defined processes will be implemented, with a focus on a comprehensive transformation aligned across processes, technology, and people.

Technology solutions

In 2025, the pace of digital innovation with solutions that simplify processes and improve the user experience was accelerated. From the development of critical platforms to the creation of collaborative tools, every implementation represented a step forward toward a more connected and efficient operation. The main initiatives were:

•	Commercial System Technical Upgrade: We implemented the latest version of the corporate billing system (CC&B). Key benefits include compatibility with modern browsers such as Chrome and Edge, a revamped and more intuitive user interface, and enhanced integration capabilities.
•	Nexus Evolution: We upgraded the power grid management and operations platform to a more robust and up-to-date version, with improvements in functionality, stability, performance, and availability.
•	More Powerful Apps: In 2025, we strengthened our key applications supporting operations and customer service. RevAPP, an essential tool for field data collection and incident management, was enhanced with new features that improve operational efficiency in tasks such as vegetation management.
•	Corporate Websites: We fully revamped our website (www.edenor.com), focusing on user experience, design, and technology (to be activated).
•	Business Intelligence: We continued to promote self-service capabilities, providing internal users with greater autonomy in managing data from critical systems such as Nexus (power grid management and operations platform), IDMS (event management and low-voltage operations), and SCADA (real-time network monitoring and control). These systems are now integrated into a consolidated, governed data model, enabling internal users to develop their own analytical applications—such as interactive dashboards—to analyze information quickly and reliably.

Infrastructure and operations

During 2025, we strengthened our technology platform through the modernization of our infrastructure, the optimization of processes, and the implementation of solutions that ensure continuity, security, and performance, preparing a more agile and resilient infrastructure. The most significant actions were:

•	Hardware renewal: Introduction of more powerful and secure equipment for the SCADA system (real-time power grid monitoring and control system). Renewal of the printer and plotter inventory in all Edenor buildings.

•	Intelligent monitoring: Development of advanced observability by implementing monitoring solutions to ensure application availability and performance, as well as audit logs for security purposes.

•	Windows 11: Upgrading of the Company’s PC operating systems.

Telecommunications

In 2025, connectivity consolidated as a strategic pillar for the development of operations through ongoing network expansion, system modernization, and infrastructure reinforcement, ensuring secure, fast, and reliable communications. Key initiatives were the following:

•	Fault Protection: We installed 11 communication links connecting 22 teleprotection devices located across different substations, strengthening response times to contingencies and improving operational stability. Teleprotection devices enable the automatic detection and isolation of faults in the power grid, reducing response times and preventing further damage.

•	Metering and Transformer Connectivity in Substations: During 2025, we provided support and implemented a significant technological upgrade in the communication systems for metering and transformer management. This effort optimized connectivity across 17 planned sites, enhancing remote monitoring and control capabilities to improve operational efficiency.

•	Trunking System Expansion: We expanded and optimized trunking coverage (digital radio communication system), ensuring more efficient communications.

•	Customer Service Quality: We implemented a new recording system at the Customer Service Center to ensure high availability of audio and screen recordings. This solution incorporates advanced capabilities for recording and analyzing interactions, supported by a robust and scalable platform that ensures efficiency and reliability.

Users

The following graph shows the evolution of our user base over the last four years:

As of December 31, 2025, Edenor served 3,388,292 users. We define a “user” as one meter.

Edenor Tariff Categories

Edenor classifies its users pursuant to the following tariff categories:

•	Residential (T1-R1 to T1-R6): residential users whose peak capacity demand is less than 10kW. In 2025, this category accounted for approximately 46% of our electricity sales and decreased by 1.6% in terms of energy sales value (Gwh) compared to 2024.
•	Small commercial (T1-G1 to T1-G3): commercial users whose peak capacity demand is less than 10kW. In 2025, this category accounted for approximately 8% of our electricity sales and increased by 0.1% in terms of energy sales value (Gwh) compared to 2024.
•	Medium commercial (T2): commercial users whose peak capacity demand is equal to or greater than 10kW but less than 50kW. In 2025, this category accounted for approximately 7% of our electricity sales and increased by 0.8% in terms of energy sales value (Gwh) compared to 2024.
•	Industrial (T3): industrial users whose peak capacity demand is equal to or greater than 50kW. This category is applied to high-demand users according to the voltage at which each user is connected. The voltage ranges included in this category are the following: (i) Low Voltage (LV): voltage less than or equal to 1 kV; (ii) Medium Voltage (MV): voltage greater than 1kV but less than 66 kV; and (iii) High Voltage (HV): voltage equal to or greater than 66kV. In 2025, this category accounted for approximately 15% of our electricity sales. This category does not include users who purchase their electricity directly through the WEM under the wheeling system and decreased by 2.7% in terms of energy sales value (Gwh) compared to 2024.
•	Wheeling System: large users who purchase their electricity directly from generation or broker companies through the WEM. These tariffs follow the same structure as those applied under the Industrial category described above. As of December 31, 2025, the total number of such large users was 808, and this category represented approximately 17% of our electricity sales and increased by 2.0% in terms of energy sales value (Gwh) compared to 2024.
•	Others: public lighting (T1-PL) and shantytown users whose peak capacity demand is less than 10kW. In 2025 this category accounted for approximately 7% of our electricity sales and increased by 4.3% in terms of energy sales value (Gwh) compared to 2024. See “Item 4. Information on the Company—Business Overview—Framework Agreement (Disadvantage Neighbourhoods)”.

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

New subsidies regime

The ENRE approved the implementation of ReSEF. The technical procedure establishes baseline consumption blocks based on seasonality. Accordingly, for high-demand months, including January, February, May, June, July, August and December, the subsidized consumption cap is set at 300 kWh per month. In contrast, for the months of March, April, September, October and November, the baseline consumption limit is reduced to 150 kWh per month. The regulation also provides that, during 2026, an additional extraordinary bonus of up to 25% will be applied to the price of baseline consumption. Furthermore, on July 5, 2024 the ENRE informed the Company of the new regime for the Social Electricity Tariff in the Province of Buenos Aires under Decree No. 940/2024 of the Government of the Province of Buenos Aires and the Resolution of the Ministry of Infrastructure and Public Services No. 771/2024. The new regime expanded the beneficiary universe, reduced the subsidy, and introduced a new payment methodology where subsidized amounts are directly transferred to distributors.

The ENRE notified us that, with respect to the social tariff applied in the City of Buenos Aires, the Government of the City of Buenos Aires decided to eliminate the social tariff cap as from February 1, 2025 (Notice No. NO-2025-09704191-APN-ARYEE#ENRE). On January 23, 2026, the ENRGE informed that the Government of the Autonomous City of Buenos Aires decided, by means of Note No. NO-2026-05735561-GCABA-MDECGC, the modification to the procedure for calculating the amount of the social tariff subsidy applicable in such jurisdiction. The modification consists of the allocation of a fixed monthly amount per beneficiary, determined according to the beneficiary’s consumption range, to be deducted from the electric service charges before taxes. The new mechanism is to be implemented as from billings issued on March 1, 2026.

Likewise, the ENRE informed that, as from January 1, 2026, the social tariff regime of the Province of Buenos Aires was modified, maintaining only the benefit applicable to group 1 (Notice No. NO-2025-140064477).

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

To those customers that require a MIDE, we have delivered 26,087 in 2025, totalizing 260,233.

In 2025, approximately 20.0 million readings of electricity meters were conducted. The indicators showed that, despite the difficulties affecting the process, only 0.18% of such readings were estimated.

In operational terms, by the end of 2025, a monthly meter reading model was implemented, with the aim of aligning and matching consumption of the billing period with that of the reading. This resulted in a much clearer bill that accurately reflects the customers’ seasonal consumption.

This initiative required system adjustments and the addition of new work teams to handle a daily volume of 160,000 readings.

The remotely-managed customer base is around 26,500 users, representing approximately a 38% the energy billed (in GWh).

In 2025, billing management consolidated as a key pillar in customer relations and the achievement of strategic objectives. More than 37.45 million bills were issued with high standards of on-time delivery and accuracy, the result of optimized exception-based control processes.

In line with the Sustainability plan, the adoption of the digital bill was further encouraged, resulting in more than 1,136,770 subscribed customers. This progress reduces environmental impact and stream-lines access to information, fostering a more modern electrical service management.

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

Social Tariff:

The social tariff was introduced in 2019 to ensure individuals in more vulnerable situations pay a lower price for public services, including electricity.

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

 Each jurisdiction (Governments of the Autonomous City of Buenos Aires and Province of Buenos Aires) had defined the differential electricity rate based on the socioeconomic conditions of their respective residential users.

Beneficiaries of the social tariff have a cap on the amount of consumptions to be paid with respect to what residential users of the same consumption before taxes pay.

The ENRE notified us that, with respect to the social tariff applied in the City of Buenos Aires, the Government of the City of Buenos Aires decided to eliminate the social tariff cap as from February 1, 2025 (Notice No. NO-2025-09704191-APN-ARYEE#ENRE). On January 23, 2026, the ENRE informed that the Government of the City of Buenos Aires decided, by means of Note No. NO-2026-05735561-GCABA-MDECGC, to modify the procedure for calculating the amount of the social tariff subsidy applicable in such jurisdiction. The modification consists of the allocation of a fixed monthly amount per beneficiary, determined according to the beneficiary's consumption range, to be deducted from the electric service charges before taxes. The new mechanism is to be implemented as from billings issued on March 1, 2026.

Likewise, the ENRE informed that, as from January 1, 2026, the social tariff regime of the Province of Buenos Aires was modified, maintaining only the benefit applicable to group 1 (Notice No. NO-2025-14006477).

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

Public Lighting (AP):

Public lighting users are billed a monthly variable energy charge based on each unit of energy consumed.

The table below shows the number of our users per tariff category as of December 31, for the years 2025, 2024, and 2023, respectively:

	As of December 31,
	2025	2024	2023
T1R	3,018,859	2,972,311	2,919,537
T1G	327,814	327,724	339,605
T2	32,484	31,854	31,301
T3	7,321	7,283	7,265
Wheeling system	883	808	724
Other*	931	859	846
Total	3,388,292	3,340,839	3,299,278

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

Slow-Paying Accounts and Past Due Receivables

Edenor stablished several procedures to reduce energy delinquency and enhance collections of the users’ debts. In order to achieve greater efficiency in the use of resources more than 9 million actions, including specific control operations along, I.A. applications and focused energy recovery actions were carried during 2025.

In addition to field actions related to non-payment, collection procedures for over 514,000 accounts were managed through collection agencies during 2025, whose performances were monitored by the commercial and legal team management of the Company. As of December 31, 2025, there were 391,000 delinquent accounts of which 63,000 are still managed through collections agencies.

The following graph shows Edenor’s delinquent balances as of December 31 of each year:

Our past due receivables increased to Ps.95,395 million as of December 31, 2025 from Ps.58,331 million as of December 31, 2024.

The operational collection rate reached 96.56%, representing a 0.27% increase compared to 2024. In 2025 156,934 service suspension, verification and cutoff actions were carried out decreasing the delinquent payment value by 9,81 days. Likewise, 72,697 clients were rehabilitated, improving the efficiency of management activities compared to 2024.

We also supply energy to low-income areas pursuant to the framework agreement with the Argentine Government and the Province of Buenos Aires, for which certain payments are still owed to us. See “Item 4. Information on the Company—Business Overview—Framework Agreement (Disadvantage Neighbourhoods).”

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

We aimed at normalizing clandestine consumers, inactive customers and chronic delinquent customers. In 2025 26,087 MIDEs were installed. As of December 31, 2025, 260,233 meters were enabled. MIDE installation aims at increasing electricity access by regularizing the situation of clandestine consumers, inactive customers and chronic delinquent customers, in order to allow for the safe and efficient use of the network. At the same time, through the installation of the new network type of MULCON, the invulnerability of MIDE meters, and further development of analytical and artificial intelligence tools, make it possible to improve effectiveness of inspections and thereby reduce energy theft. The volume of GWh sold in the MIDE customers segment amounted to 622.89 GWh, which represents a decrease of 6% (-39GWh compared to 2024).

In 2025, a total of 323,000 energy recovery actions were carried out. These actions include those carried out in the form of control operations, which target high concentrations of potential fraud and delinquent customers to streamline crew work and maximize the number of service regularizations.

In the third section of Greater Buenos Aires, Regions II and III, the theft of energy is one of the main factors in total losses, due mainly to the fact that new vulnerable neighborhoods and Disadvantage Neighbourhoods continue to appear. Additionally, the development of analytical and artificial intelligence tools was further advanced to improve effectiveness in the routing of inspections and thereby combat energy theft.

With reference to the remote management plan, it was applied to 1,600 T3 (large demand) ac-counts, thus reaching 100% of this customer segment (8,170 customers).

Moreover, T2 (medium demand) customer segment connections continued, reaching a total of 13,841 customer as of December 31, 2025. Electricity measured through smart metering in 2025 ac-counted for 37.6% of total sales.

The following table illustrates our estimates of the approximate disruption between technical and non-technical energy losses experienced in our concession area for the periods indicated:

	Year ended December 31,
	2025	2024	2023
Technical losses	8.7%	8.6%	9.0%
Non technical losses	7.0%	6.6%	5.8%
Total losses	15.7%	15.2%	14.9%

Framework Agreement (Disadvantage Neighbourhoods)

In accordance with the terms of our concession and given the nature of public service that the law grants for the distribution of electricity, the Company is required to supply electricity to all users within the concession area, including low income areas.

As a social policy of the National and the Provincial Government of Buenos Aires, the energy consumption of certain Disadvantaged Neighbourhoods are still subsided. Since January 10, 1994, the Company, Edesur, Edelap, the Argentine Government and the Government of the Province of Buenos Aires entered into a Framework Agreement, whose purpose was to establish the guidelines under which the Company was to supply electricity to low-income areas and Disadvantage Neighbourhoods (the “Framework Agreement”).

Under the Framework Agreement, the Company shall provide energy distribution services to certain common points located in front of the Disadvantaged Neighbourhoods and receives only in return the value of the amount of energy purchased in the WEM and provided to such Disadvantaged Neighbourhoods, upon validation from the ENRE. The Argentine Government and the Province of Buenos Aires contributed an amount equal to 57.53% and 42.47% of such compensation, respectively.

The Company filed before the ENRE for validation purposes, credits against the Federal Government for Ps. 7,708 million (2024) and Ps. 15,227 million (2025), while reported credits against the Province of Buenos Aires for Ps. 5,450 million (2024) and Ps 9,085 million (2025).

On March 19, 2026 the Company and the Argentine Government enter into a new agreement whereby the electricity consumption owed under the Framework Agreement —representing 57.53% of total consumption— should be set off against CAMMESA’s credits for energy sales which amount to those Ps. 7,708 million for 2024 and Ps. 12,732 million from January to October 2025. Remaining credits against the National Government for 2025 and 2026 should be also set off.

Furthermore, the Company requested that the Infrastructure Ministry of the Province of Buenos Aires initiate the administrative procedures in order to formalize similar agreement in effect for the 2024-2026 period, corresponding to the remaining 42.47% of total consumption. At the date of issuance of this annual report, the agreement has not been formalized.

To this end, investments were made in projects aimed at expanding the community’s access to the electricity grid and the smart and efficient consumption programs, with emphasis on low-income sectors, including those individuals who are eligible for the social (i.e. reduced) electricity rate. Examples, include:

1.       Infrastructure development for MIDE installation: installation and development of infrastructure related to smart meters. The Integrated Energy Meter was implemented by Edenor as an additional tool for social inclusion. Through the MIDE, users have a new way to consume, save, and pay for electricity. It has no installation cost and is safe, easy to use and tailored to each family’s needs.

2.       Grid and infrastructure upgrades to enable MIDE installation in Disadvantage Neighbourhoods or communities, in order to provide a safe, reliable and affordable service.

3. Training Activities: oriented to MIDE segment customers

The selected projects comprise communities and customers within Edenor’s concession area that have difficulty accessing electricity, as well as vulnerable neighborhoods and areas that qualified and/or qualify for both the Energy Subsidy Access Registry (RASE) and the social electricity rate.

Insurance

As of December 31, 2025, the Company was insured for partial and total property loss and damage, including those due to floods, fires and acts of nature, up to approximately U.S.$2,833 million, with the following deductibles:

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

Following a bidding process, the Company has hired a cybersecurity insurance policy for a maximum amount of U.S.$ 15,000,000 with a deductible of U.S.$ 300,000.

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

As a core pillar of our Integrated Management System (IMS), all the processes were implemented and certified under the ISO 9001:2015 Quality Management Systems international standard. This implementation began in 1999, initially covering the meter-reading, billing, collection, procurement and logistics processes, and, as from 2005, was extended to all the Company‘s processes.

In September 2025, Edenor successfully passed the external maintenance audit of the IMS, which includes ISO 9001:2015 Quality Management, ISO 14001:2015 Environmental Management and ISO 45001:2018 Occupational Health and Safety Management, thus maintaining this certification.

Within this framework of continuous improvement and alignment with international best practices, in 2025, Edenor began to implement the ISO 50001:2018 Energy Management Systems standard at its headquarters, the Libertador building. This initiative aims to strengthen the efficient management of internal energy consumption, optimize energy performance, reduce operating costs, and contribute to the mitigation of greenhouse gas emissions. The progressive integration of energy management into the IMS makes it possible to leverage the existing structure, consolidate a comprehensive sustainability vision, and move toward ISO 50001 certification, with the intent to replicate this initiative in other corporate buildings.

Additionally, to ensure compliance with the IMS Policy (P-57), goals were set based on the SMART methodology. These goals promoted continuous improvement in the processes, with a special focus on quality, environment protection and worker safety and health.

In 2025, 18 internal audits of the IMS were conducted to verify key and support processes, ensuring their alignment with the requirements of certified ISO standards and making sure that the Company’s processes were under control.

At the same time, we actively participated in the Argentine Standardization and Certification Institute (IRAM), and the Argentine Society for Continuous Improvement (SAMECO), contributing to Quality, Continuous Improvement and Environment-related sharing experience commissions.

Edenor is also ISO 14001:2015 certified since 1999.

In 2025, Edenor obtained the Environmental Impact Statement (DIA) granted by the Ministry of the Province of Buenos Aires, for the following work projects:

• New Substation No. 453 (Moreno) and linking power line 637/639

• Substation expansion No. 160 (Gral Rodríguez)

• New Substation No. 460 (Polledo)

Additionally, with the main purpose of contributing to the quality of life of its customers, the Special Authorization Certificates were obtained for each of the Company’s warehouses, ensuring proper management in the handling and final disposal of special/hazardous waste. These certificates were granted by the Ministry of the Province of Buenos Aires and the National Under-Secretariat of Environment

In 2025, level of noise and electromagnetic field measurements were taken in 12 substations, 12 High-voltage lines/cables and 60 transformer centers. The results obtained met the limits required by the regulations for this type of facilities.

Furthermore, electromagnetic field measurements were conducted to secure administrative easements for the Company’s transformer centers, with each measurement found to be in compliance with applicable regulations. Not only was compliance with regulations in accordance with the Energy Secretariat’s requirements analyzed but the use given to the premises adjacent to the centers was also taken into account in order to determine the possibility of current or future incidence of the electrical equipment’s electromagnetic emissions.

Edenor actively participated in the Argentine Business Council for Sustainable Development (CEADS), the Argentine Society for Continuous Improvement (SAMECO), and the Association of Electrical Energy Distributors of the Argentine Republic (ADEERA) in working groups and environment-related sharing experience commissions.

Additionally, the following environment-related training sessions were conducted: “Waste management”, “Environmental contaminant management”, and “Environmental emergency management”.

 Community actions

In 2025, we continued to advance the programs we have implemented over the years, which include:

▪	Electricity access and smart consumption, focused on promoting access to affordable, reliable, sustainable and modern energy;
▪	Quality education, which promotes equal opportunities for young people and their employability by professionalizing practices and workshops on first employment, in addition to scholarships and tutoring in technical schools and universities;
▪	Gender Equality;
▪	Responsible Production and Consumption; and
▪	Alliances to achieve the goals set.

Social Initiatives

With regard to education, the Company continued to strengthen its commitment through the following initiatives:

▪	Scholarship and mentoring programs, at both the technical school and university levels.
▪	Professionalizing Practices, featuring the participation of 40 students from technical schools in CABA and the PBA, with 40 accredited practice hours completed.
▪	Educational visits to edenor Substation open to the community, 40 visits were conducted in 2025, with the participation of 658 students from technical high schools.
▪	Relationship-building with educational institutions, fostering links between authorities, principals, teachers and students.
▪	“Women with energy” program, with a focus on diversity, gender and employment, to encourage women to pursue an associate or a bachelor’s degree in disciplines related to the business of the organization with a view to recruiting them.
▪	“edenorchicos” program, which is comprised of educational workshops aimed at elementary school children with the purpose of teaching them how electricity works, its smart and safe use, in both their homes and public spaces. In 2025, 37,495 students from 295 schools were invited to participated in the program's activities, of which 33,255 attended and received training. We have a section aimed at the youngest, with playful and educational content that addresses issues of electricity and safe and efficient energy use. Additionally, it contains a glossary so that they can learn about special terms to refer to electrical phenomena, games, picture coloring, and a section on the environment.
▪	Scholarship and mentoring programs at technical school and universities;

▪	Engagement with educational institutions, strengthening relationships between authorities, administrators, teachers and students;
▪	“Women with energy” program, with focus on promoting diversity, gender inclusion and employment opportunities, for the inclusion of women in technical fields related to the organization.
▪	Edenorchicos: a dedicated educational space for children, offering interactive and engaging content on electricity, safe and efficient energy use, and environmental awareness. In addition, the platform includes a glossary with special terms to refer to electrical phenomena, games, coloring activities, and environmental topics. In 2024, 43,091 students from 273 schools within our concession area participated in the activities offered by the program: www.edenorchicos.com.

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

Sustainability

Edenor’s mission is “To deliver a socially responsible electricity distribution service, leading the energy transition that contributes to improving people’s quality of life, the development of businesses and the community, as well as that of our employees and shareholders”. The Company plays a major role in the provision of an essential service in the framework of a new energy paradigm and in the fight against climate change, seeking to lead that transition by making every effort to have a smart grid in place, promote energy efficiency and electricity access programs, and help develop the electromobility industry in the country.

Key sustainability issues

As signatories to the United Nations Global Compact for 11 years, our sustainable management guides our organizational performance in addressing the Company’s triple impact: economic, social and environmental, which include 15 material sustainability issues that comprise Edenor’s new 2025 materiality matrix:

Corporate Governance:

-	Profitability and economic performance
-	Corporate Governance and Business Ethics
-	Services, Quality and Investment
-	Communication and multi-stakeholder dialogue

Social Management:

-	Employability and Leadership
-	Career Plan, Education and Training
-	Diversity, Equity and Inclusion

-	Human Rights
-	Occupational Health and Safety
-	Sustainable Communities and Energy
-	Inclusion and Energy

Environmental Management:

-	Operational Efficiency
-	Energy Efficiency and Climate Change
-	Waste Management and Responsible Use of Resources
-	Environmental Management

Sustainability report

We prepare Sustainability Reports since 2009 according to best international standards, positioning them as a central pilar of our energy plan. The latest sustainability report of 2025 was prepared based on our commitment to both sustainable development and transparency in management, following the international guidelines of the Global Reporting Initiative (GRI) and the standards of the Sustainability Accounting Standards Board (SASB), supplementing it with progress made toward meeting the 10 Principles of the United Nations Global Compact and the Sustainable Development Goals (SDG) to which Edenor adheres in both principle and practice. Please visit our website at www.edenor.com.

Industrial safety

In 2025 we continued to strengthen our commitment to Occupational Safety. A major milestone was achieving ISO 45001 (2018) recertification, which required the effort and dedication of Edenor’s employees. Furthermore, we reinforced the Occupational Safety teams, enabling closer engagement and support for the Company’s operational areas.

We participated in the Federal Government’s Occupational Risk Superintendence electrical working group, under the PRO.NA.PRE. (National Prevention Program, involving unions, the Federal Government, ART (Labor Risk Insurers), the Argentine Electrotechnical Association, ADEERA, and other organizations) to publish safe work procedures as nationwide best practices, based on Edenor documents.

Worthy of mention is the importance of work performed on energized facilities whether at low, medium, or high voltage to maintain and improve the power grid without affecting customer supply. These Live-Line Works (TCT) are carried out under high occupational safety requirements, both personal and collective.

Public safety

In 2025, the annual audit conducted by the IRAM on the Public Safety System was successfully passed, thus maintaining the related certification.

Regarding accidents, 25% of the total occurred in third-party facilities, such as residential premises or street lighting poles. In accordance with the Regulatory Authority’s requirements, the accidents occurred in these facilities, even though they are not under the responsibility of Edenor, must be record-ed and reported.

According to the analysis of the accidents recorded in 2025, 53% of them are the result of vandalism and third-party negligence.

Regarding accidents involving direct employees and contractors, these accounted for 14% of last year's incidents. Nevertheless, we continued to hold periodic meetings with contractors to discuss public safety-related issues. At such meetings, the results of the inspections performed, the goals achieved, the analysis of deviations found, and the street accidents suffered by their staff are presented to the contractors, who are also provided with guidelines for the training to be given to their workers.

At the same time, information about public safety issues in general and recommendations in the event of weather alerts continued to be provided, using for such purpose the Company’s website and the social media.

Finally, onboarding sessions for the staff of other service providers were conducted, putting em-phasis on the precautions that should be taken when working near Edenor’s facilities

Energy transition and strategic plan for diversification

As of the date of this report, the Argentine crude oil and natural gas industry is governed at the federal level mainly by (i) Law No. 17,319, enacted in 1967 (together with its amendments, the “Hydrocarbons Law”), which establishes the basic legal framework for the exploration and production of crude oil and natural gas; and Law No. 24,076, known as the 1992 Natural Gas Law (together with its amendments, the “Natural Gas Law”). Additionally, the regulatory framework includes presidential decrees (Decrees No. 1055/89, No. 1212/89 and No. 1589/89; collectively, the “Oil Deregulation Decrees”).

In October 2004, the National Congress enacted Law No. 25,943, through which Energía Argentina S.A. (“ENARSA”) was created. ENARSA is a state-owned energy company primarily dedicated to:

•	The exploration and exploitation of solid, liquid, and gaseous hydrocarbons;
•	The transportation, storage, commercialization, and industrialization of such products;
•	The transportation and distribution of natural gas; and
•	The generation, transmission, distribution, and sale of electricity.

Since late 2023, Argentina has been deregulating the oil and gas sector through the enactment of decrees and legislation.

On July 7, 2023, the Secretariat of Energy approved the “National Energy Transition Plan to 2030” (“PTE 2030”) through Resolution No. 517/2023. The plan outlines nine strategic lines and a cross-cutting institutional governance axis aimed at: Decarbonizing Argentina’s energy system, increasing climate resilience and ensuring a fair, inclusive, and sustainable transition. Those strategic lines are: Energy efficiency; Clean energy with low greenhouse gas emissions; Gasification; Development of national technological capabilities; Resilience of the energy system; Decentralization of energy development; Development of low-emission hydrogen; Sustainable mobility; Just and inclusive transition.

Also on July 7, 2023, through Resolution No. 518/2023, the Secretariat of Energy approved the “Guidelines and Scenarios for the Energy Transition to 2050” (“Guidelines 2050”). Those guidelines comtemplate three scenarios (Baseline or reference scenario, Optimistic or transformation scenario, Ambitious or radical innovation scenario). All of them share a similar trajectory until 2030, after which they diverge, but always considering similar strategic guidelines.

•	Institutional governance
•	Energy efficiency
•	Low-emission energy
•	Gasification
•	Development of national technological capabilities
•	Resilience of the energy system
•	Decentralization of energy development
•	Development of low-emission hydrogen
•	Sustainable mobility
•	Just and inclusive transition

On July 8, 2024, the “Bases Law” was published in the Official Gazette. This law establishes a comprehensive reform introducing amendments across several areas of the Argentine regulatory framework, with the objectives of:

•	Encouraging investment
•	Modernizing public administration
•	Promoting economic growth

Both the Bases Law and its implementing Decree No. 1057/2024 (“Decree 1057”), published on November 29, 2024, introduced significant changes in the energy sector, including amendments to:

•	The Hydrocarbons Law
•	The Natural Gas Law
•	Laws No. 15,336 and No. 24,065 regarding electricity

In general terms, the amendments introduced by the Bases Law include:

(i) Expanding its scope by subjecting hydrocarbon processing and storage activities to the Hydrocarbons Law; and

(ii) Expanding the main objectives of the law by incorporating, as a new objective, the maximization of revenue obtained from the exploitation of the country’s resources.

These changes are accompanied by the establishment of a framework aimed at transforming Argentina into a hydrocarbon-exporting country, particularly in natural gas and privitizing ENARSA’s assets.

A portion of ENARSA’s assets is composed by certain shares in Citelec S.A.

On December 23, 2025, the Ministry of Economy through Resolution No. 2090/2025 approved the bid of 38.771 Class A, 236.054.194 Class B, 41.663.466 Class C that ENARSA holds in Citelec SA, which represents 50% of its capital stock (the "Citelec Shares"). Citelec SA is a holding company who controls Transener by 52,65%. According to the offering document, such bid has a minimum price of USD206.200.000 and has to comply with certain technical requirements.

On April 14, 2026 we have submitted a binding offer for the Citelec Shares and, if we are awarded, we expect to use part of the proceeds obtained from this Offering to invest in those Citelec Shares.

We are also evaluating the acquisition of other energy assets within the framework of the energy transition and the strategic plan for diversification, expansion, and capturing opportunities in the energy sector, with the aim of strengthening its position in the energy industry and materializing long-term growth opportunities, the potential acquisition—directly or indirectly by the Company—of businesses within the energy, electricity transmission, and hydrocarbons sector, including complementary assets in the commercialization, final refining, and/or distribution (downstream) of hydrocarbons, oil and its derivatives, as well as natural gas distribution and commercialization, providing the possibility of integrating businesses within the context of the energy transition and sustainable mobility.

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

The current administration introduced a comprehensive reform of the Argentine energy sector's legal and institutional framework limiting its holding in the commercial sector, preparing the energy state-owned companies to divest and entrusted the SE with issuing the complementary regulations necessary for its full implementation.

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
(2)	the local control authority (in the case of Edenor, the ENRE); and
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

The Ministry of Economy is in charge, among other matters, of preparing, proposing and executing the national energy policy, and its powers include the following:

•	execution of plans, programs and projects in the area of its competence prepared in accordance with the directives issued by the Argentine Executive Power;
•	participation in preparation, application and supervision of the tax and customs regime;
•	participation in negotiations and modifications of contracts for public works and services, within the scope of its competence;
•	participation in the administration of majority or minority shareholdings held by the Argentine Government in companies or enterprises within its scope;
•	participation in the development of government-owned companies, autarkic entities, decentralized or deconcentrated agencies, and special accounts and funds, whatever their denomination or legal nature, corresponding to its orbit, both with respect to action plans and budgets and with respect to their intervention, closure, liquidation, privatization, merger, dissolution or centralization, and to intervene in those that do not belong to its jurisdiction, according to the guidelines decided by the Argentine Chief of Cabinet of Ministers with the supervision of the Argentine Executive Power;

•	participation in the preparation and supervision of the fuel regime and supervision of fuel prices, when appropriate, in accordance with the respective guidelines;
•	supervision of the authority of application of the laws that regulate the activities in energy matters;
•	participation in (i) the elaboration of policies and standards for the regulation of public services in the area of its competence, (ii) the supervision of the agencies and entities that control the concessionaires of public works or services within the jurisdiction, and (iii) the elaboration of standards for the regulation of public service licenses under federal regimes; and
•	supervision of energy production markets, intervening through the areas of its competence, in order to promote and encourage the normal development of the economy in accordance with the objectives of national development with equity.

The SE advises the Argentine Government on matters related to the electricity sector and is responsible for the application of the policies concerning the Argentine electricity industry. The SE is also empowered to redetermine the structure of subsidies in order to ensure access to basic and essential consumption of: (i) electricity under Laws No. 15,336 and 24,065 as supplemented and amended; and (ii) natural gas under Laws No 17,319 and 24,066, as supplemented and amended. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—

The ENRE is an autonomous agency created by the Regulatory Framework Law. The ENRE has a variety of regulatory and jurisdictional powers, including, among others:

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

As a result of the emergency declared by the Executive Branch, Decree No. 370/2025 extended the intervention of the ENRE up to July 9, 2026. Once such intervention is terminated, ENRE and ENARGAS will be merged into a new national authority called National Gas and Electricity Regulatory Agency (ENRGE). ENRGE will oversee all concessionaires under federal jurisdiction and will be governed by a five-member board appointed by the Executive Branch upon the SE’s proposal, with congressional oversight. Board members will serve five-year renewable terms with full-time dedication and must meet strict independence and expertise requirements. Candidates were submitted by the Argentine Executive Branch to the Senate on January 15, 2026.

CAMMESA is a company incorporated as a sociedad anónima (stock corporation) under the laws of Argentina which is responsible for managing the SADI and the sale and purchase of energy provided mainly to residential users.

Although CAMMESA is not a state-owned company, it usually receives funds from the Argentine Government, has a public purpose and makes decisions pursuant to SE instructions.

The activities of CAMMESA includes:

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

The WEM consists of:

•	a term market in which generators, distributors and large users enter into long-term agreements on quantities, prices and conditions.;
•	a spot market, in which prices are established on an hourly basis as a function of economic production costs, represented by the short-term marginal cost of production and demand; and
•	an assignee generation, which includes the supply contracts currently in force and executed by CAMMESA, state-managed generation, national hydroelectric generation, nuclear generation, and imports centralized by CAMMESA.

During 2025, the SE introduced significant updates to generators and the regulatory framework for the WEM, introducing new market agents, strengthening the free contracting regime, enabling private investment in infrastructure, and revising tariff structures.

The reform establishes that at least 75% of distributors’ energy sales at demand must be covered by the term market and the assignee generation. Other energy purchases to cover the distributor’s demand, shall be purchased in the spot price market. Additional costs arising from such new agreements includes a cost-pass through methodology based on a weighted combination of spot prices, term market prices, high-voltage transmission, and system services.

The Secretary of Energy is empowered to define contracting terms and competitive pricing, and all contracts are presumed to serve the public interest. In addition, energy imports and exports are now liberalized, requiring no prior authorization except for technical or safety reasons.

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

Generators

In Argentina, there are different generation companies, there are fewer auto-generation companies, and just a few co-generation companies, most of which operate more than one generation plant.

As of December 31, 2025, the installed capacity amounted to 44,177 MW (2% above 2024 levels), of which 56.83% derived from thermal generation, 21.82% from hydraulic generation, 17.38% from re-newable energy sources, and 3.97% from nuclear generation.

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

Large Users

The WEM classifies Large Users of energy into four categories: Major Large Users (GUMA), Minor Large Users (GUME), Particular Large Users (GUPA) and Distributor Large Users (GUDI). At present, each of these customer categories may purchase its energy demand from CAMMESA or directly from Generators. GUDIs can also request Distributors to purchase energy on their behalf.

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

Seasonal Prices

Energy seasonal prices charged to distributors in the WEM are approved by CAMMESA based on a pricing ladder organized by level of user consumption (which varies depending on the category of users).

The SE approves the seasonal prices, based on CAMMESA opinion, which delivered on a semi-annual basis and review it on a quarterly basis.

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

Such seasonal prices are composed by two categories: spot prices and assignee generation prices.

The following resolutions were issued by the SE and the ENRE in 2025 and early 2026, in connection with the seasonal reference prices:

Resolution	Date	What it approves	Effective as from	VAD
SE No. 24/2025	January 29, 2025	Modifies T1R N2 and N3 tariff subsidies	February 1, 2025	-
SE No. 26/2025	January 30, 2025	Seasonal reference prices	February 1, 2025	-
ENRE No. 119/2025	February 3, 2025	Electricity rate schedules (3)	February 1, 2025	4%
SE No. 36/2025	February 5, 2025	Modifies T1R N2 and N3 tariff subsidies	February 1, 2025	-
ENRE No. 133/2025	February 6, 2025	Electricity rate schedules	February 1, 2025	-
SE No. 110/2025	February 28, 2025	Seasonal reference prices	March 1, 2025	-
ENRE No. 160/2025	March 6, 2025	Electricity rate schedules (1)	March 1, 2025	-
ENRE No. 224/2025	April 1, 2025	Electricity rate schedules (2)	April 1, 2025	3.50%
SE No. 171/2025	April 29, 2025	Seasonal reference prices (3)	May 1, 2025	-
ENRE No. 304/2025	April 29, 2025	Electricity rate schedules (4)	May 1, 2025	3.00%
SE No. 226/2025	May 29, 2025	Seasonal reference prices	June 1, 2025	-
ENRE No. 401/2025	June 3, 2025	Electricity rate schedules	June 1, 2025	3.24%
SE No. 281/2025	June 27, 2025	Seasonal reference prices	July 1, 2025	-
ENRE No. 469/2025	June 30, 2025	Electricity rate schedules	July 1, 2025	0.75%
SE No. 334/2025	July 30, 2025	Seasonal reference prices (5)	August 1, 2025	-
ENRE No. 568/2025	July 31, 2025	Electricity rate schedules	August 1, 2025	2.10%
SE No. 359/2025	August 27, 2025	Seasonal reference prices	September 1, 2025	-
ENRE No. 614/2025	September 1, 2025	Electricity rate schedules	September 1, 2025	2.97%
SE No. 383/2025	September 29, 2025	Seasonal reference prices	October 1, 2025	-
ENRE No. 695/2025	October 1, 2025	Electricity rate schedules	October 1, 2025	3.13%
SE No. 434/2025	October 31, 2025	Seasonal reference prices (6)	November 1, 2025	-
ENRE No. 745/2025	October 31, 2025	Electricity rate schedules	November 1, 2025	3.60%
SE No. 488/2025	November 27, 2025	Seasonal reference prices	December 1, 2025	-
ENRE No. 798/2025	November 28, 2025	Electricity rate schedules	December 1, 2025	1.93%
SE No. 604/2025	December 26, 2025	Seasonal reference prices	January 1, 2026	-
ENRE No. 841/2025	December 29, 2025	Electricity rate schedules	January 1, 2026	2.31%
ENRE No. 22/2026	January 27, 2026	Electricity rate schedules	January 16, 2026	-
SE No. 22/2026	January 28, 2026	Seasonal reference prices	February 1, 2026	-
ENRE No. 46/2026	January 29, 2026	Electricity rate schedules	February 1, 2026	2.98%
ENRE No. 109/2026	February 27, 2026	Electricity rate schedules	March 1, 2026	2.50%
ENRE No. 198/2026	March 31, 2026	Electricity rate schedules	April 1, 2026	2.04%

(1)	It approves the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT.
(2)	It postpones the Five-Year Electricity Rate Review (RT) until April 30, 2025.
(3)	It approves the Winter Seasonal Programming for the MEM, May-October 2025 period.
(4)	It approves the Five-Year Electricity Rate Review (RT).
(5)	It approves the Winter Seasonal Reprogramming for the MEM, August-October 2025 period.
(6)	It approves the Summer Seasonal Programming for the MEM, November 2025-April 2026 period.

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

As of December 2025, a total of 119,000 kW was installed and connected to the grid through bidirectional meters.

Public Lighting Tax collection agreements

The Company has established agreements with municipalities within the concession area for the collection of the public lighting tax (“TAP Agreements”) through the electricity bill. These agreements had been duly approved by the ENRE.

On September 10, 2024, the Secretary of Industry and Commerce of the Argentine Ministry of Economy issued Resolution No. 267/2024, which amended Section 3 of Law No. 24,240. The amendment stipulated that the information contained in invoices issued by suppliers of goods and services, in the framework of consumer relations, must exclusively refer to the specific goods or services contracted by the consumer and supplied by the provider. It further emphasises that invoices could not contain unrelated amounts or concepts, under penalty of fines for non-compliance.

Subsequently to this Resolution, the ENRE issued Resolution No. 708/2024, which revoked all administrative acts approving the collection agreements with the municipalities. This effectively made it impossible to fulfil the agreements’ purpose, and the Company duly notified to the affected municipalities of this change.

In addition, recent amendment to Law No. 24,065, included a prohibition to collect from the public through the invoices of the energy distribution services any local taxes.

As a result, the Company ceased to provide the service associated with the tax collection. However, several municipalities pursued legal protection under Law No. 16,986 and obtained precautionary measures that suspended the application of these reforms.

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

For more information, see “Item 7. Major Shareholders and Related Party Transactions.”

The following chart presents our corporate structure as of the date of this annual report:

Shareholders	Class A	Class B	Class C	% of capital stock	% of the Class
Edelcos	462,292,111			51.0%	100%
Treasury shares		30,772,779		3.39%	6.95%
FGS ANSES		242,999,553		26.81%	54.91%
Floating		168,793,998		18.62%	38.14%
PPP			1,596,659	0.18%	100%
Total per class	462,292,111	442,566,330	1,596,659	100%
Total capital stock			906,455,100

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

The net book value of our property, plant and equipment as recorded on our financial statements was Ps. 4,133,929 million, Ps. 3,949,901 million and Ps. 3,646,678 million as of December 31, 2025, 2024 and 2023, respectively. For a description of our capital expenditures plan, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Edenor’s Capital Expenditures.”

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

After having carried out the analysis of recoverability of long-lived assets, as of the date of these annual report, the Company has not recorded any additional impairment of property, plant and equipment for the year 2025. As of December 31, 2020, the Company recorded an impairment of property, plant and equipment for Ps.17,396 million (the net value as of December 31, 2025 totalled Ps. 378,948 million as).

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

Since 2024, increases in electricity tariffs, including the approval of the 2025-2030 Electricity Rate Review (Note 2.b) have contributed to the gradual restoration of the Company’s financial position and cash flow generation. In addition, periodic monthly adjustments to the Company’s own distribution costs (“CPD”) continued to be implemented, with average increases of approximately 3%.

On March 11, 2025, by means of Executive Order No. 179/2025 of the PEN, a new financing program with the IMF was approved, earmarked for the following: (i) repaying debt with the BCRA; (ii) settling maturities and paying public credit obligations of the 2022 program; (iii) strengthening international reserves; (iv) maintaining a zero fiscal deficit; (v) ensuring that the funds from the new program are used to pay debts rather than for fiscal expenditures; (vi) reducing inflation and stabilizing the economy; (vii) lifting foreign currency restrictions and making progress with the foreign currency market flexibilization; and (viii) regaining international market access, improving the country’s credit rating and facilitating its return to the global financial system. The Executive Order was approved by the House of Representatives on March 19, 2025.

In this regard, on April 11, 2025, the IMF approved a 48-month U.S.$ 20 billion arrangement with quarterly reviews of targets and a repayment term of 10 years. Of the total amount approved, U.S.$ 15 billion relates to unrestricted disbursements in 2025.

Consequently, the BCRA provided for the ending of the so-called “cepo” foreign exchange controls and the implementation of a floating exchange rate system within bands as from April 14, 2025:

•	The “cepo” currency controls that restricted the purchase of dollars in the MLC to U.S.$ 200 per month since October 2019, are lifted.

•	A floating exchange rate band system, with the band ranging between ARS/U.S.$ 1,000 and ARS/U.S.$ 1,400, is adopted. The exchange rate will float freely based on supply and demand within the bands and the bands’ limits will be gradually widened -1% and +1% per month, respectively.

•	The BCRA will buy or sell dollars when the exchange rate at the MLC operates outside the bands. This, which is largely possible thanks to the IMF’s contribution of liquid funds mentioned in the preceding paragraph, would facilitate a transition without disruptions in the ongoing disinflation process.

•	All restrictions on access to the MLC related to government assistance received during the pandemic, subsidies, the public-sector employment and others are eliminated.

•	Imports of (a) goods and services may be paid through the MLC from the date of customs entry registration and from the date the service is rendered, respectively (previously, there was a 30-day waiting period); (b) capital goods may be paid through the MLC as follows: an advance payment of 30%, 50% from the date of shipment at the port of origin, and 20% from the date of customs entry registration; (c) services between related companies may be paid through the MLC after 90 days from the date the service is rendered (previously the timeframe was 180 days).

•	Access to the MLC is authorized for the purpose of paying dividends to non-resident shareholders in respect of realized earnings recognized in financial statements for fiscal years beginning on or after January 1, 2025.

In this framework, the BCRA provides for a monetary system aimed at a tighter monitoring of the money supply, based on the non-financing of the fiscal policy by the BCRA, and of zero monetary issuance for the remuneration of the BCRA’s remunerated liabilities. It is expected that the aforementioned measures, as a whole, will boost activity and investment, the recovery of domestic savings and credit to the private sector, increasing monetary predictability, exchange rate flexibility and unrestricted reserves that support the new economic program.

Furthermore, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations, whereby a Payment plan for the debts arising from energy purchases in the MEM was agreed upon, in respect of past due periods from November 2023 until March 2024. In addition, with regard to the Payment plan signed in July 2023 with CAMMESA, it was agreed that the measuring unit in which the installments were denominated would be changed from kWh to Argentine pesos.

Additionally, on July 4, 2025, by means of Executive Order No. 450/2025, the PEN approved the reforms of Laws Nos. 15,336 and 24,065, which mainly provide for the deregulation of the electricity sector, including, among other measures, the complete openness to international electricity trade and the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties.

Through Communication “A” 8361 dated December 9, 2025, the BCRA established an exception to the requirement that individuals accessing the foreign exchange market must submit an affidavit undertaking not to carry out, directly or indirectly or on behalf of third parties, purchases of securities settled in foreign currency from the time access to the foreign exchange market is requested and for the following 90 (ninety) consecutive days. Pursuant to this exception, such undertaking shall not apply to purchases of securities settled in foreign currency that are carried out: (i) in connection with primary subscriptions of debt securities issued by resident issuers, provided that the purchaser holds such securities in its portfolio for a minimum period of 15 (fifteen) business days, provided that this minimum holding period shall not apply if the primary subscription was completed on or prior to December 9, 2025, or if the sale of the subscribed securities is settled in foreign currency, and (ii) through the reinvestment of foreign-currency proceeds received in respect of principal and/or interest payments on securities issued by the National Treasury or the BCRA, within 15 (fifteen) business days following the relevant payment date.

Finally, on February 27, 2026, the National Congress approved the labor reform bill submitted by the Executive Branch on December 11, 2025, which introduces substantial amendments to the current Employment Contract Law, among which the following are worth mentioning: flexibilization of working hours through the implementation of an “hour bank” system, pursuant to which the employer and the employee may agree that overtime be compensated with time off in lieu of additional pay, if so agreed; creation of an Employment Termination Fund for the payment of severance obligations, requiring each employer to set up an individual account managed by CNV-authorized entities; flexibilization of the annual vacation scheduling, including the splitting of vacation periods and the possibility of agreeing on dates outside the traditional vacation period, without affecting the total number of statutory days off; modification of the collective bargaining system, allowing company-level agreements to take precedence over industry-wide agreements within their respective scope, and limiting the automatic extension of expired collective bargaining agreements to their substantive clauses. Additionally, certain employer contributions established by collective bargaining agreements will become voluntary; amendment to the indexing mechanism for labor claims in judicial proceedings, based on the Consumer Price Index (CPI) plus a fixed surcharge, along with restrictions on interest capitalization. Additionally, procedural changes are introduced to reduce litigation and provide greater predictability regarding the amounts involved in labor contingencies. Notwithstanding the foregoing, certain provisions of Labor Law No. 27,802 have been judicially challenged, and courts have issued rulings suspending the application of a number of its articles, adding further uncertainty as to the effective scope and enforceability of the reform.

The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the context described, the Company continues to make the investments necessary, both for the efficient operation of the network and for maintaining, and even improving, the quality of the service.

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

For the fiscal years ended December 31, 2025, 2024 and 2023 the inflation rate amounted to 31.5%, 117.8%, and 211.4%, respectively.

Operating Results

We distribute electricity on an exclusive basis to the northwestern part of the greater Buenos Aires metropolitan area and the northern part of the City of Buenos Aires, comprising an area of 4,637 square kilometres, with an aggregate population of approximately nine million people. As of December 31, 2025, we had 3,388,292 users.

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

Regulatory changes impact our results of operations as we are paid tariffs for our services. The following ENRE resolutions, among others, have a direct impact on the tariffs we charge:

•	On February 17, 2023, the SE instructed the ENRE to apply to the electricity rates an increase in the VAD, stating that the transitional electricity rate adjustment was to take place on or prior to March 1, 2023. Accordingly, on February 28, 2023, by means of Resolution No. 241/2023, the ENRE approved the new electricity rate schedules, applicable as from April 1 and June 1, 2023, with the aim of implementing the increase in the value of the consumers’ bills in two tranches, which represented an increase in CPD of 107.8% and 73.7%, respectively.

•	On April 25, 2023, pursuant to Resolution No. 363/2023, the ENRE resolved to commence as of June 1, 2023, the RTI Process for electricity distribution companies under federal jurisdiction, in accordance with the provisions of Law No. 24,065 and Law No. 27,541 on Social Solidarity and Productive Reactivation in the Framework of the Public Emergency, as amended and supplemented. In this regard, through ENRE Resolution No. 422/2023, the Tariff Structure Review program for 2023 and the first quarter of 2024 was approved.

•	On April 29, 2023, pursuant to SE Resolution No. 323/2023, the Winter Seasonal Programming for the WEM submitted by CAMMESA, relating to the May 1, 2023-October 31, 2023 period, was approved. Accordingly, on May 4, 2023, by means of ENRE Resolution No. 399/2023, the values of the Company’s electricity rate schedule effective from the billing as of May 1, 2023 were approved.

•	On May 31, 2023, pursuant to ENRE Resolution No. 423/2023, the values of the Company’s electricity rate schedule effective from the billing as of June 1, 2023 were approved.

•	On July 25, 2023, pursuant to SE Resolution No. 612/2023, the winter quarterly reprogramming for the WEM for the August 1, 2023-October 31, 2023 period is approved.

•	On December 16, 2023, the Federal Government, through Executive Order No. 55/2023, declared the emergency of the National Energy Sector -including the electricity distribution segment- until December 31, 2024, and provided for the following:

-	The implementation by the SE of a program of necessary and indispensable measures in order to establish the mechanisms for setting prices under conditions of competition and free access, maintain, in real terms, income levels and cover investment needs to ensure the continuous provision of the public services of electricity transmission and distribution under appropriate technical and economic conditions, both for the providers and all user categories.
-	The commencement of the RT for the providers of the public services of electricity transmission and distribution under federal jurisdiction and the resulting electricity rate schedules shall come into effect not later than December 31, 2024.
-	The intervention of the ENRE from January 1, 2024 until the appointment of the members comprising the Board of Directors.
-	The implementation of mechanisms allowing for citizen participation in the transitional rate adjustment process.

•	On January 2, 2024, by means of Resolution No. 2/2024, the ENRE called a Public Hearing for January 26, 2024, to inform and hear opinions on the transitional electricity rate system of the distribution companies in charge of the public service of electricity. On February 2, 2024, through SE Resolution No. 7/2024, the quarterly summer rescheduling for the WEM was approved, for the period between February 1, 2024 and April 30, 2024.

•	On February 15, 2024, through Resolution No. 102/2024, the ENRE approved the values of the Company’s electricity rate schedule effective from the billing as of February 16, 2024, which implied a CPD increase of 319.2%. On the other hand, it modifies the users’ categories for residential tariff, going from 9 to 4 categories according to their consumption. This Resolution implied the readjustment of the Company’s electricity rate through the granting of a 319.2% increase in the CPD, with the aim of reducing the Federal Government’s transfers to the electricity sector and promoting a sustainable economic balance. The electricity rate set in the aforementioned resolution will be temporarily in effect for a term of one year and will be adjusted on a monthly basis as from May 2024, so as to maintain its real value, by means of an adjustment mechanism of the CPD that will take into consideration the Consumer Price Index (CPI), the Wholesale Price Index (WPI), and the Salary Variation Index prepared by the INDEC. Periodical adjustments of the CPD were provided for in August (3%), September (3%), October (2.7%), November (6%) and December (5%), 2024, and in January (4%) and February (4%), 2025. However, the updates due to variations in the indices dictated by the ENRE are still pending.

•	On March 11, 2024, the ENRE instructed the Company to use the prices of Resolution SE No. 7/2024 in its electricity rate schedules from zero hours on February 1, 2024 and until the entry into force of ENRE Resolution No. 102/2024, also considering the CPD approved by ENRE Resolution No. 241/2023.

•	On March 26, 2024, through ENRE Resolution No. 198/2024, the values of the Company’s tariff schedule were approved with effect from the billing corresponding to the reading of meters after zero hours on May 1, 2024, changing again the users’ categories for residential tariff, going from 4 to 6 categories according to their consumption.

•	On April 9, 2024, the ENRE through Resolution No. 213/2024, modified the applicable electricity rate schedule approved Resolution No. 198/2024, for subcategories G1, G2 and G3.

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

On April 3, 2025, by means of Resolution No. 237/2025, the ENRE revoked Section 2 of ENRE Resolution No. 4/2025 dated January 7, 2025, and approved a rate of return on assets in real terms and after taxes of 6.50%, equivalent to a rate in real terms before taxes of 9.99% (increase of 4.5%).

•	On April 29, 2025, ENRE Resolution No. 304/2025 (amended by Resolution 441/2025) approves the electricity rate and regulatory framework for the 2025-2030 period relating to the Five-year Electricity Rate Review (RT). The RT process concluded with the approval of the values per category and subcategory of the own distribution cost to be applied by the Company for the 2025-2030 period.

The aforementioned resolution provides for:

-	The approval of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2025, with a 3% increase in the CPD, plus a monthly increase of 0.42% in real terms starting on June 1, 2025, and continuing in the months thereafter through November 1, 2027. The adjustment will take into consideration the price effect determined by the indexation formula, with a monthly frequency, and the annual adjustment that may arise due to deviations from compliance with the investment plan.
-	The approval of the adjustment mechanism to be applied on a monthly basis to the CPD, resulting from the indexation formula based on price indexes (CPI and WPI).
-	The approval of the Efficiency Incentive Factor (E Factor).
-	The updating of the Company’s Concession Agreement, by approving new texts of the Electricity Rate System, Electricity Rate Setting Procedure, and Quality Regulations and Penalties Sub-annexes, and the Supply Regulations, with the aim of adjusting the regulatory framework, effective from May 1, 2025.

•	On May 30, 2025, by means of Executive Order No. 370/2025 of the PEN, the state of emergency in the National Energy Sector -originally declared by Executive Order No. 55 of December 16, 2023 and extended by Executive Order No. 1023 of November 19, 2024- is further extended, with respect to both the segments of electricity generation, transmission and distribution under federal jurisdiction and those of natural gas transmission and distribution, as well as the actions deriving therefrom, until July 9, 2026. The intervention of the ENRE is also extended until that date.

•	On July 4, 2025, by means of Executive Order No. 450/2025 of the PEN, the reforms -mainly of a deregulatory nature- of Laws Nos. 15,336 (Electricity System) and 24,065 (Electricity Regulatory Framework) were approved, which provide for a two-year transition framework toward: (i) the complete openness to international electricity trade, limiting the Federal Government’s intervention solely to technical or safety-related issues concerning supply; (ii) the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties, where at least 75% of energy demand is to be contracted through the MAT; (iii) the restructuring of federal energy financing and advisory bodies; (iv) the prohibition against Distributors including in the bill (and thereby collecting) local taxes and charges unrelated to the goods and services effectively billed; (v) the recognition of energy storage agents as MEM agents; and (vi) the implementation of alternatives for the development of the electricity transmission infrastructure, with the aim of promoting private investment.

•	On July 4, 2025, by means of Executive Order No. 452/2025 of the PEN, the National Gas and Electricity Regulatory Authority (ENRGE) is set up, pursuant to Section 161 of Bases Law No. 27,742, which is to become operational within 180 calendar days, starting July 7, 2025, with its Board of Directors having been properly constituted. At the date of issuance of this Annual report it is not yet operational.

•	On August 20, 2025, by means of SE Note No. 2025-91868608 addressed to CAMMESA, the “Guidelines for the normalization and progressive adaptation of the MEM” were submitted, with the aim of reconciling, mainly during the transition, the following aspects: (i) the development of a market with signals that promote efficiency, competition, self-management and investment in generation, (ii) an adequate control of the costs to be faced by electricity purchasers, and (iii) the possibility of extending free contracting options among MEM participants to allow for greater predictability of costs and revenues. Based on those guidelines, on October 20, 2025, the SE approved, by means of Resolution No. 400/2025, the Rules for the Normalization and Progressive Adaptation of the MEM, effective for the MEM’s economic transactions as from November 1, 2025.

•	On September 25, 2025, by means of SE Resolution No. 379/2025, and in line with Executive Order No. 450/2025 of the PEN, the 'Energy Demand Management Program' was created. The program, which is voluntary, scheduled, and remunerated for the provision of a reserve service through load reduction, is designed for Large Users of both the MEM and the Distribution Companies. The program’s goals are to implement energy planning policies for the adoption of new smart metering technologies, promote competition in the procurement of energy directly from generators, and implement a competitive procedure for seasonal demand reduction offers, which implies reducing the system’s peak power demand, and thereby reduce long-term investment costs in electricity infrastructure. Distribution Companies will be entitled to charge a technical management fee.

•	On October 31, 2025, by means of Resolution No. 730/2025, the ENRE approved an amendment to the electricity meter reading frequency for Tariff 1 users, replacing the current two-month reading schedule with a monthly reading methodology.

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from	VAD
SE No. 110/2025	February 28, 2025	Seasonal reference prices	March 1	-
ENRE No. 160/2025	March 6, 2025	Electricity rate schedules (1)	March 1	-
ENRE No. 224/2025	April 1, 2025	Electricity rate schedules (2)	April 1	3.50%
SE No. 171/2025	April 29, 2025	Seasonal reference prices (3)	May 1	-
ENRE No. 304/2025	April 29, 2025	Electricity rate schedules (4)	May 1	3.00%
SE No. 226/2025	May 29, 2025	Seasonal reference prices	June 1	-
ENRE No. 401/2025	June 3, 2025	Electricity rate schedules	June 1	3.24%
SE No. 281/2025	June 27, 2025	Seasonal reference prices	July 1	-
ENRE No. 469/2025	June 30, 2025	Electricity rate schedules	July 1	0.75%
SE No. 334/2025	July 30, 2025	Seasonal reference prices (5)	August 1	-
ENRE No. 568/2025	July 31, 2025	Electricity rate schedules	August 1	2.10%
SE No. 359/2025	August 27, 2025	Seasonal reference prices	September 1	-
ENRE No. 614/2025	September 1, 2025	Electricity rate schedules	September 1	2.97%
SE No. 383/2025	September 29, 2025	Seasonal reference prices	October 1	-
ENRE No. 695/2025	October 1, 2025	Electricity rate schedules	October 1	3.13%
SE No. 434/2025	October 31, 2025	Seasonal reference prices (6)	November 1	-
ENRE No. 745/2025	October 31, 2025	Electricity rate schedules	November 1	3.60%
SE No. 488/2025	November 27, 2025	Seasonal reference prices	December 1	-
ENRE No. 798/2025	November 28, 2025	Electricity rate schedules	December 1	1.93%
SE No. 604/2025	December 26, 2025	Seasonal reference prices	January 1	-
ENRE No. 841/2025	December 29, 2025	Electricity rate schedules	January 1	2.31%
ENRE No. 22/2026	January 27, 2026	Electricity rate schedules	January 16	-
SE No. 22/2026	January 28, 2026	Seasonal reference prices	February 1	-
ENRE No. 46/2026	January 29, 2026	Electricity rate schedules	February 1	2.98%
ENRE No. 109/2026	February 27, 2026	Electricity rate schedules	March 1	2.50%
ENRE No. 198/2026	March 31, 2026	Electricity rate schedules	April 1, 2026	2.04%

(1)	It approves the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT.
(2)	It postpones the Five-Year Electricity Rate Review (RT) until April 30, 2025.
(3)	It approves the Winter Seasonal Programming for the MEM, May-October 2025 period.
(4)	It approves the Five-Year Electricity Rate Review (RT).
(5)	It approves the Winter Seasonal Reprogramming for the MEM, August-October 2025 period.
(6)	It approves the Summer Seasonal Programming for the MEM, November 2025-April 2026 period.

The following table sets forth the composition of our net sales (stated in millions of Pesos in constant currency) for the periods indicated:

	Year ended December 31
	2025	2024	2023
	(Figures in millions)
Sales of Electricity	2,976,109	2,677,311	1,998,799
Right of use of poles	12,242	8,175	8,405
Connection Charges and reconnection charges	2,540	2,222	1,197
Net sales	2,990,891	2,687,708	2,008,401

The following tables show Edenor’s energy sales by category of user (in GWh) for the periods indicated:

	Year ended December 31,
	2025		2024		2023
Residential	10,621	46%	10,453	46%	10,833	46.0%
Small Commercial	2,050	8%	2,048	8%	2,153	8.0%
Medium Commercial	1,527	7%	1,515	7%	1,552	7.0%
Industrial	3,409	15%	3,503	15%	3,679	16.0%
Wheeling System(1)	3,886	17%	3,809	17%	3,933	17.0%
Public Lighting	599	3%	585	3%	599	3.0%
Shantytowns	859	4%	813	4%	793	3.0%
Total	22,951	100%	22,726	100%	23,542	100%

(1)	Wheeling charges represent our tariffs for generators and large users, which consist of a fixed charge for recognized technical losses and a charge for our distribution margins but exclude charges for electric power purchases, which are undertaken directly between generators and large users.

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

Economic Performance and Outlook

By the end of 2025, year-on-year inflation in Argentina fell strongly to 31.5%, the lowest level recorded since 2017 according to official data of the National Institute of Statistics and Census (INDEC). This achievement is attributed to the austerity policies and public spending cuts implemented by President Javier Milei’s administration.

For 2026, economic growth estimates suggest a recovery, with GDP expansion projected at around 5%, supported by an uptick in activity following price stabilization.

According to the INDEC’s statistics, the poverty rate descended to 28.2% in the end of the second semester of 2025, showing a sharp decline from previously observed peaks.

Economic Activity

For 2025, according to official data published by the INDEC as of December 2025, economic activity continued on a recovery path, with an estimated cumulative year-on-year growth of around 4.8% for the full year. This expansion was underpinned by a rebound in private consumption, increases in manufacturing output, and the consolidation of the service sectors.

Among the top-performing sectors in 2025 were Communications and Information Services, and Trade, whereas Agriculture and Construction showed more moderate variations or stagnation during certain months of the year.

Price Trends

In December 2025, the Consumer Price Index (CPI) recorded a monthly increase of 2.8%, bringing annual inflation to 31.5%, according to INDEC data. The categories with the largest increases for the month were Housing, water, electricity, natural gas, and other fuels (3.4%), Communications (3.3%), and Restaurants and hotels (3.2%). In turn, Food and non-alcoholic beverages showed a monthly variation of 3.1%, standing slightly above the general level.

Trade Balance

In 2025, Argentina recorded a trade surplus in goods of U.S.$ 11,286 million, according to official INDEC data. On a cumulative basis for the year, exports reached U.S.$ 87,077 million, representing a year-on-year increase of approximately 9.3%, driven by higher export volumes in sectors such as manufactures of agricultural origin, primary products, and manufactures of industrial origin.

In turn, imports totaled U.S.$ 75,791 million, with a 24.7% year-on-year increase, reflecting a recovery in domestic demand for foreign goods. The positive trade balance helped sustain the country’s external position toward the end of December 2025, amid the expansion of international reserves and foreign trade.

Fiscal Situation

Throughout 2025, the National Public Sector maintained a fiscal surplus, in line with the fiscal consolidation initiated in 2024, according to official information of the Economy Ministry. Based on these data, the fiscal performance was primarily driven by public spending restraint in real terms—which continued to show negative year-on-year variations—and a positive trend in real tax revenue within a context of decelerating inflation, according to the statistics published by the INDEC.

At the subnational level, national fiscal dynamics impacted provincial finances. The relative reduction in transfers from the Federal Government led to adjustments in provincial spending, with estimated declines in real terms of around 15% - 20% year-on-year. These reductions were mainly concentrated in budgetary items related to wages and public works, in order to preserve fiscal balance. In this context, by the end of December 2025, most provincial jurisdictions recorded fiscal results consistent with a balanced financial position, according to available official information.

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

In 2025, the SE and the ENRE issued several resolutions in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price). See “Item 5. Operating and Financial Review and Prospects - Operating Results- Factors Affecting Our Results of Operations”.

During 2025 and 2024, Edenor purchased all of the energy in the market at an average monomic price of Ps.63,997/MWh and Ps.41,606/MWh at nominal values, respectively.

We purchased a total of 27,256 GWh in 2025, 26,826 GWh in 2024, and 27,676 GWh in 2023. Following the adoption of certain amendments to the pricing rules applicable to the WEM pursuant to the Public Emergency Law, we have purchased all of our energy supply in the WEM at the monomic price. We have not purchased any energy under long-term supply contracts since 2004.

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

	Year ended December 31,
	2025	2024	2023
Technical losses	8.7%	8.6%	9.0%
Non technical losses	7.0%	6.6%	5.8%
Total losses	15.7%	15.2%	14.9%

The rolling annual rate of total losses for 2025 increased to 15,7%, compared to 15.29% in the previous year. In Regions II and III, new Disadvantage Neighbourhoods were formed while existing Disadvantage Neighbourhoods continued to grow. The theft of energy in these areas continues to be the main factor in the increase in total losses in the last five years.

In 2025, a total of 323,000 energy recovery actions were carried out. These actions include those carried out in the form of control operations, which target high concentrations of potential fraud and delinquent customers to streamline crew work and maximize the number of service regularizations.

In the third section of Greater Buenos Aires, Regions II and III, the theft of energy is one of the main factors in total losses, due mainly to the fact that new vulnerable neighbourhoods and Disadvantage Neighbourhoods continue to appear.

With regard to customers with integrated energy meters (MIDE), in 2025, 26,087 self-managed meters were installed, with the total number of installed meters thus amounting to 260,233. The plan aims at including clandestine consumers (by regularizing their service supply situation), inactive customers and chronic delinquent customers, in order to allow for the safe and efficient use of the network. The volume of GWh sold in the MIDE customer segment amounted to 622.89 GWh, representing a 6% reduction (-39 GWh vs 2024).

Additionally, the development of analytical and artificial intelligence tools was further advanced to improve effectiveness in the routing of inspections and thereby combat energy theft.

With reference to the remote management plan, it was applied to 1,600 T3 (large demand) accounts, thus reaching 100% of this customer segment (8,170 customers).

Moreover, T2 (medium demand) customer segment connections continued, reaching a total of 13,841 customer as of December 31, 2025. Electricity measured through smart metering in 2025 ac-counted for 37.6% of total sales.

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

The second agreement contemplates a payment plan for the debts incurred until February 28, 2023 and consists of 96 monthly and consecutive installments adjusted in accordance with the development of the MWh value in effect (the “MWh Plan”). Therefore, as of December 31, 2024, due to the energy price increase, the debt relating to this Payment plan totals Ps. 131,490 million at nominal value.

The liability arising for the payment plans of these two agreements, including the financial components accrued, payments made and the offsetting against receivables under the Framework Agreement, amounts to Ps 229,078 million at nominal value. This liability is disclosed in the “others payables” account of the Statement of Financial Position, with the Company remaining up to date with the payments of the installments.

Furthermore, the outstanding principal on the debts for the purchase of energy accrued between March 1, 2023 and December 31, 2024 amounts to Ps.127,667 million at nominal value. As from the maturities taking place on April 1, 2024, the Company’s payments of CAMMESA’s current billing are up to date.

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

On March 13, 2025, by means of Executive Order No. 186/2025, the PEN approved the 2025 General Budget, which, in its Section 7, provides for a Special System for the Regularization of Payment Obligations with CAMMESA and/or with the MEM for the debts accumulated by electricity distribution companies as of November 30, 2024. Furthermore, on April 21, 2025, by means of Directive No. 1/2025, the Energy Under-secretariat approved the terms of the System for the Regularization of Payment Obligations.

On May 22, 2025, the agreement was signed. Pursuant thereto, the Company acknowledged that it owed CAMMESA the amount of Ps. 129,970 million corresponding to overdue amounts for the periods from November 2023 through March 2024. The Company committed to repay such debt through a new payment plan consisting of 72 monthly installments, including a 12-month grace period and an interest rate reduced by 50% from the rate applicable in the WEM, which will be subject to semiannual review in the event of a variation of 500 basis points (equivalent to 5%).

The combined effect of the signed agreements amounts to Ps.218,114 million, which has been disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income. As of December 31, 2025, the debts payable relating to (i): the Payment plan signed on December 29, 2022; (ii) the Payment plan signed on July 28, 2023 and converted into Argentine pesos on May 21, 2025; and (iii) the new Payment plan signed on the previously mentioned date, amount to Ps.87,035 million, Ps.120,041 million and Ps.180,777 million, respectively, and have been disclosed in the current and non-current Other payable accounts within the Statement of Financial position.

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

On March 6, 2025, by means of Resolution No. 160/2025, and in accordance with the service quality regulations for the 2025-2030 five-year period, the ENRE approved the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT, as from March 1, 2025, as provided for in ENRE Resolutions Nos. 3 and 8/2025. As of December 31, 2025, the Company recognized a recovery due to the change in methodology, amounting to Pa.11,386 million.

Furthermore, on April 3, 2025, by means of Resolution No. 237/2025, the ENRE revoked Section 2 of ENRE Resolution No. 4/2025 dated January 7, 2025, and approved a rate of return on assets in real terms and after taxes of 6.50%, equivalent to a rate in real terms before taxes of 9.99% (increase of 4.5%).

Additionally, on April 29, 2025, ENRE Resolution No. 304/2025 approves the electricity rate and regulatory framework for the 2025-2030 period relating to the Five-year Electricity Rate Review (RT).

The aforementioned resolution provides for:

-	The approval of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2025, with a 3% increase in the CPD, plus a monthly increase of 0.42% in real terms starting on June 1, 2025, and continuing in the months thereafter through November 1, 2027. The adjustment will take into consideration the price effect determined by the indexation formula, with a monthly frequency, and the annual adjustment that may arise due to deviations from compliance with the investment plan.
-	The approval of the adjustment mechanism to be applied on a monthly basis to the CPD, resulting from the indexation formula based on price indexes (CPI and WPI).
-	The approval of the Efficiency Incentive Factor (E Factor).
-	The updating of the Company’s Concession Agreement, by approving new texts of the Electricity Rate System, Electricity Rate Setting Procedure, and Quality Regulations and Penalties Sub-annexes, and the Supply Regulations, with the aim of adjusting the regulatory framework, effective from May 1, 2025.

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

	VAD
Tarifa	RES. 102/24 16Feb	RES. 198/24 Abr	RES. 335/24 Jun	RES. 520/24 Ago	RES. 588/24 Sep	RES. 697/24 Oct	RES. 905/24 Nov	RES. 1007/24 Dic	RES. 1061/24 Ene	RES. 119/25 Feb	RES. 160/25 Mar	RES. 224/25 Abr	RES. 304/25 May	RES. 401/25 Jun	RES. 469/25 Jul	RES. 568/25 Ago	RES. 614/25 Sept	RES. 695/25 Oct	RES. 745/25 Nov	RES. 798/25 Dic
Residencial:
T1R1 (0-300)	22.73%	22.73%	15.41%	15.22%	14.99%	15.00%	15.52%	16.13%	16.64%	16.37%	16.58%	16.98%	17.52%	17.66%	17.46%	17.59%	17.86%	18.15%	18.13%	17.99%
T1R2 (301-650)	23.32%	23.32%	14.80%	14.61%	14.39%	14.39%	14.89%	15.48%	15.97%	15.59%	15.90%	16.27%	16.72%	16.83%	16.63%	16.74%	16.99%	17.24%	17.22%	17.07%
T1R3 (651-800)	22.49%	22.49%	13.99%	13.81%	13.60%	13.60%	14.08%	14.64%	15.11%	14.72%	15.04%	15.39%	15.78%	15.89%	15.69%	15.79%	16.03%	16.27%	16.25%	16.10%
T1R4 (801-900)	34.63%	34.63%	23.51%	23.26%	22.95%	22.96%	23.64%	24.44%	25.10%	24.55%	24.99%	25.48%	25.82%	25.97%	25.70%	25.84%	26.16%	26.49%	26.45%	26.25%
T1R5 (901-1000)	33.81%	33.81%	22.87%	22.62%	22.32%	22.33%	22.99%	23.79%	24.43%	23.90%	24.33%	24.81%	25.15%	25.30%	25.03%	25.17%	25.48%	25.81%	25.78%	25.58%
T1R6 (1001-1200)	32.81%	37.30%	26.01%	25.74%	25.42%	25.43%	26.14%	26.99%	27.68%	27.12%	27.57%	28.08%	28.44%	28.60%	28.31%	28.46%	28.80%	29.15%	29.11%	28.90%
T1R7 (1201-1400)	47.69%	45.27%	33.92%	33.63%	33.27%	33.28%	34.07%	35.00%	35.74%	35.17%	35.63%	36.19%	32.35%	32.52%	32.23%	32.38%	32.74%	33.10%	33.07%	32.86%
T1R8 (1401-2800)	48.90%	48.83%	38.78%	38.48%	38.12%	38.13%	38.94%	39.87%	40.62%	40.17%	40.54%	41.10%	42.57%	42.75%	42.47%	42.64%	43.02%	43.40%	43.38%	43.18%
T1R9 (> 2800)	39.42%	39.48%	32.09%	31.80%	31.45%	31.45%	32.29%	33.20%	33.94%	33.90%	33.92%	34.52%	36.05%	36.27%	36.04%	36.26%	36.69%	37.14%	37.14%	36.98%
Comercial - pequeñas demandas
T1G1	41.92%	41.92%	37.17%	36.88%	36.51%	36.52%	37.43%	38.36%	39.11%	40.41%	39.96%	40.62%	39.24%	39.53%	39.36%	39.64%	40.16%	40.68%	42.27%	42.56%
T1G2	40.82%	40.82%	36.07%	35.77%	35.41%	35.41%	36.32%	37.25%	38.00%	39.30%	38.86%	39.51%	38.13%	38.42%	38.26%	38.53%	39.05%	39.58%	41.17%	41.47%
T1G3	40.56%	40.56%	35.81%	35.52%	35.15%	35.16%	36.06%	36.99%	37.74%	39.04%	38.60%	39.26%	37.87%	38.17%	38.00%	38.28%	38.80%	39.32%	40.91%	41.21%
Comercial – medianas demandas (T2):	34.51%	34.51%	30.48%	30.20%	29.86%	29.86%	30.73%	31.62%	32.34%	32.16%	31.73%	32.36%	31.19%	31.47%	31.32%	31.59%	32.10%	32.62%	32.75%	33.05%
Industrial:
T3 baja tensión inferior a 300kw	30.49%	30.49%	26.66%	26.39%	26.07%	26.07%	26.90%	27.75%	28.43%	28.16%	27.75%	28.35%	27.69%	27.96%	27.81%	28.07%	28.56%	29.06%	29.28%	29.57%
T3 baja tensión superior a 300kw	25.85%	25.85%	22.13%	21.89%	21.60%	21.60%	22.35%	23.12%	23.75%	23.96%	23.58%	24.14%	23.67%	23.92%	23.79%	24.02%	24.47%	24.94%	26.10%	26.37%
T3 tensión media inferior a 300kw	16.33%	16.33%	13.72%	13.54%	13.33%	13.34%	13.88%	14.43%	14.90%	14.73%	14.45%	14.86%	14.57%	14.76%	14.66%	14.83%	15.17%	15.51%	15.75%	15.95%
T3 tensión media superior a 300kw	14.40%	14.40%	11.97%	11.81%	11.62%	11.63%	12.11%	12.61%	13.03%	13.07%	12.82%	13.18%	12.97%	13.13%	13.04%	13.20%	13.50%	13.82%	14.53%	14.72%
Tarifa promedio	31.67%	31.68%	25.52%	25.26%	24.94%	24.94%	25.71%	26.55%	27.23%	27.11%	27.01%	27.58%	27.36%	27.59%	27.40%	27.61%	28.03%	28.46%	28.90%	28.99%

IMPUESTOS PROMEDIO
Tarifa	RES. 102/24 16Feb	RES. 198/24 Abr	RES. 335/24 Jun	RES. 520/24 Ago	RES. 588/24 Sep	RES. 697/24 Oct	RES. 905/24 Nov	RES. 1007/24 Dic	RES. 1061/24 Ene	RES. 119/25 Feb	RES. 160/25 Mar	RES. 224/25 Abr	RES. 304/25 May	RES. 401/25 Jun	RES. 469/25 Jul	RES. 568/25 Ago	RES. 614/25 Sept	RES. 695/25 Oct	RES. 745/25 Nov	RES. 798/25 Dic
Residencial:
T1R1 (0-300)	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R2 (301-650)	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R3 (651-800)	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R4 (801-900)	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R5 (901-1000)	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R6 (1001-1200)	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R7 (1201-1400)	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R8 (1401-2800)	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1R9 (> 2800)	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
Comercial - pequeñas demandas
T1G1	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1G2	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
T1G3	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%	23.44%
Comercial – medianas demandas (T2):	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
Industrial:
T3 baja tensión inferior a 300kw	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
T3 baja tensión superior a 300kw	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
T3 tensión media inferior a 300kw	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
T3 tensión media superior a 300kw	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%	25.49%
Tarifa promedio	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%	24.67%

	COMPRAS DE ENERGÍA
Tarifa	RES. 102/24 16Feb	RES. 198/24 Abr	RES. 335/24 Jun	RES. 520/24 Ago	RES. 588/24 Sep	RES. 697/24 Oct	RES. 905/24 Nov	RES. 1007/24 Dic	RES. 1061/24 Ene	RES. 119/25 Feb	RES. 160/25 Mar	RES. 224/25 Abr	RES. 304/25 May	RES. 401/25 Jun	RES. 469/25 Jul	RES. 568/25 Ago	RES. 614/25 Sept	RES. 695/25 Oct	RES. 745/25 Nov	RES. 798/25 Dic
Residencial:
T1R1 (0-300)	53.83%	53.83%	61.15%	61.34%	61.57%	61.56%	61.04%	60.43%	59.92%	60.19%	59.98%	59.58%	59.04%	58.90%	59.10%	58.97%	58.70%	58.41%	58.43%	58.57%
T1R2 (301-650)	53.24%	53.24%	61.76%	61.95%	62.17%	62.17%	61.67%	61.08%	60.59%	60.97%	60.66%	60.29%	59.84%	59.73%	59.93%	59.82%	59.57%	59.32%	59.34%	59.49%
T1R3 (651-800)	54.07%	54.07%	62.57%	62.75%	62.96%	62.96%	62.48%	61.92%	61.45%	61.84%	61.52%	61.17%	60.78%	60.67%	60.87%	60.77%	60.53%	60.29%	60.31%	60.46%
T1R4 (801-900)	41.93%	41.93%	53.05%	53.30%	53.61%	53.60%	52.92%	52.12%	51.46%	52.01%	51.57%	51.08%	50.74%	50.59%	50.86%	50.72%	50.40%	50.07%	50.11%	50.31%
T1R5 (901-1000)	42.75%	42.75%	53.69%	53.94%	54.24%	54.23%	53.57%	52.77%	52.13%	52.66%	52.23%	51.75%	51.41%	51.26%	51.53%	51.39%	51.08%	50.75%	50.78%	50.98%
T1R6 (1001-1200)	43.75%	39.26%	50.55%	50.82%	51.14%	51.13%	50.42%	49.57%	48.88%	49.44%	48.99%	48.48%	48.12%	47.96%	48.25%	48.10%	47.76%	47.41%	47.45%	47.66%
T1R7 (1201-1400)	28.87%	31.29%	42.64%	42.93%	43.29%	43.28%	42.49%	41.56%	40.82%	41.39%	40.92%	40.37%	44.21%	44.04%	44.33%	44.18%	43.82%	43.46%	43.49%	43.70%
T1R8 (1401-2800)	27.66%	27.73%	37.78%	38.08%	38.44%	38.43%	37.62%	36.69%	35.94%	36.39%	36.02%	35.46%	33.99%	33.81%	34.09%	33.92%	33.54%	33.16%	33.18%	33.38%
T1R9 (> 2800)	37.14%	37.08%	44.47%	44.76%	45.11%	45.11%	44.27%	43.36%	42.62%	42.66%	42.64%	42.04%	40.51%	40.29%	40.52%	40.30%	39.87%	39.42%	39.42%	39.58%
Comercial - pequeñas demandas
T1G1	34.64%	34.64%	39.39%	39.68%	40.05%	40.04%	39.13%	38.20%	37.45%	36.15%	36.60%	35.94%	37.32%	37.03%	37.20%	36.92%	36.40%	35.88%	34.29%	34.00%
T1G2	35.74%	35.74%	40.49%	40.79%	41.15%	41.15%	40.24%	39.31%	38.56%	37.26%	37.70%	37.05%	38.43%	38.14%	38.30%	38.03%	37.51%	36.98%	35.39%	35.09%
T1G3	36.00%	36.00%	40.75%	41.04%	41.41%	41.40%	40.50%	39.57%	38.82%	37.52%	37.96%	37.30%	38.69%	38.39%	38.56%	38.28%	37.76%	37.24%	35.65%	35.35%
Comercial – medianas demandas (T2):	40.00%	40.00%	44.03%	44.31%	44.65%	44.64%	43.77%	42.89%	42.17%	42.35%	42.77%	42.15%	43.32%	43.04%	43.19%	42.92%	42.41%	41.89%	41.76%	41.46%
Industrial:
T3 baja tensión inferior a 300kw	44.01%	44.01%	47.85%	48.11%	48.44%	48.43%	47.60%	46.76%	46.07%	46.35%	46.76%	46.16%	46.82%	46.55%	46.69%	46.44%	45.95%	45.45%	45.22%	44.93%
T3 baja tensión superior a 300kw	48.66%	48.66%	52.37%	52.61%	52.91%	52.90%	52.16%	51.39%	50.76%	50.55%	50.92%	50.37%	50.83%	50.58%	50.72%	50.48%	50.03%	49.57%	48.41%	48.14%
T3 tensión media inferior a 300kw	58.18%	58.18%	60.79%	60.96%	61.17%	61.17%	60.63%	60.07%	59.61%	59.78%	60.05%	59.65%	59.93%	59.75%	59.85%	59.67%	59.34%	59.00%	58.76%	58.55%
T3 tensión media superior a 300kw	60.10%	60.10%	62.54%	62.69%	62.88%	62.88%	62.40%	61.90%	61.48%	61.44%	61.69%	61.32%	61.54%	61.37%	61.46%	61.31%	61.00%	60.69%	59.98%	59.79%
Tarifa promedio	43.66%	43.65%	49.81%	50.07%	50.39%	50.39%	49.62%	48.78%	48.11%	48.23%	48.32%	47.76%	47.97%	47.74%	47.93%	47.72%	47.30%	46.87%	46.43%	46.34%

Social Tariff Regime.

The National Gas and Electricity Regulatory Agency (ENRGE) notified us that, with respect to the social tariff applied in the City of Buenos Aires, the Government of the City of Buenos Aires decided to eliminate the social tariff cap as from February 1, 2025 (Notice No. NO-2025-09704191-APN-ARYEE#ENRE). On January 23, 2026, the ENRGE informed that the Government of the Autonomous City of Buenos Aires decided, by means of Note No. NO-2026-05735561-GCABA-MDECGC, the modification to the procedure for calculating the amount of the social tariff subsidy applicable in such jurisdiction. The modification consists of the allocation of a fixed monthly amount per beneficiary, determined according to the beneficiary’s consumption range, to be deducted from the electric service charges before taxes. The new mechanism is to be implemented as from billings issued on March 1, 2026.

Likewise, the ENRGE informed that, as from January 1, 2026, the social tariff regime of the Province of Buenos Aires was modified, maintaining only the benefit applicable to group 1 (Notice No. NO-2025-140064477).

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

The following table sets forth the amount of electricity generated in Argentina and our electricity purchases in each of the periods indicated.

	Electricity demand in Gwh(1)	Edenor demand in Gwh(2)	Edenor’s demand as % of total demand
2015	132,110	26,322	19.9%
2016	133,111	26,838	20.2%
2017	132,530	25,950	19.6%
2018	133,010	25,906	19.5%
2019	128,946	24,960	19.5%
2020	127,307	25,124	19.4%
2021	133,877	26,373	19.7%
2022	138,775	27,158	19.6%
2023	140,883	27,676	19.6%
2024	140,227	26,827	19.1%
2025	141,249	27,256	19.3%

Source: CAMMESA

(1)	Includes demand in the Mercado Eléctrico Mayorista Sistema Patagónico (Patagonia Wholesale Electricity Market, or WEMSP).
(2)	Calculated as electricity purchased by us and our wheeling system users.

In 2025, the demand of electricity amounted to 27,256 GWh, which represented a 1.6% decrease as compared to 2024, whereas the WEM’s demand amounted to 141,249GWh (-0.7% interannual). The variation in Edenor’s demand was mainly due to temperature, elasticity, and the level of the economic activity.

Capacity demand

As of December 31, 2025, the electricity demand was covered as follows: 57% (thermal), 22% (hydro); 4% (nuclear) and 17% (renewable).

With regard to hydroelectric power generation, in 2025, there was a slight decrease in its share of the generation mix of around 8% compared to 2024, due to a significant reduction in water flow across the Uruguay (Salto Grande), Limay (Alicurá, Piedra del Águila, Pichi Picún Leufú and El Chocón-Arroyito), and Neuquén (Cerros Colorados, El Chañar) river basins.

With reference to nuclear power plants, dispatch from Atucha I remains reduced due to maintenance tasks, whereas dispatch from Atucha II, which had been restricted to 60% since 2018, has returned to 100% of its rated power as from October 2025.

As compared to the previous year, the consumption of both fuel oil and diesel fuel decreased by 60.9% and 53.5%, respectively, whereas the consumption of mineral coal increased by 5.2%. Furthermore, the consumption of natural gas for electric power generation increased 1%, compared to 2024. It is worth pointing out that after the commissioning of the Perito Francisco Pascasio Moreno Gas Pipeline (formerly the Presidente Néstor Kirchner Gas Pipeline) in September 2023, almost all natural gas for power generation is domestically sourced, with daily supply gaps being met by Liquefied Natural Gas (LNG) and gas purchases from Bolivia, with such imports declining by 18.6% compared to 2024.

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

Framework Agreement (Disadvantage Neighbourhoods)

Since 1994, we have supplied electricity to low-income areas and Disadvantage Neighbourhoods within our concession area under a special regime established pursuant to a series of framework agreements. For a discussion of these agreements and our ongoing negotiations to extend the most recent framework agreement, see “Item 4. Information on the Company—Operating Results— Edenor’s Capital expenditures (Disadvantage Neighbourhoods).”

Operating Expenses

Our most significant operating expenses are transmission and distribution expenses, which include depreciation charges, salaries and social security taxes, outsourcing, fines and penalties, and purchases of materials and supplies, among others.

We seek to maintain a flexible cost base by achieving an optimal level of outsourcing, which allows us to respond more quickly to changes in our market. We had 4,576 employees and contracts with third-party services companies that count with 5,965 employees as of December 31, 2025. See “Item 6. Directors, Senior Management and Employees—Employees.”

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

The following table provides a summary of our operations for the years ended December 31, 2025, 2024 and 2023.

Statement of Comprehensive Income

	12.31.25	12.31.24	12.31.23

Revenue	2,990,891	2,687,708	2,008,401
Energy purchases	(1,737,628)	(1,534,378)	(1,314,715)
Distribution margin	1,253,263	1,153,330	693,686
Transmission and distribution expenses	(572,685)	(634,244)	(614,262)
Gross profit	680,578	519,086	79,424

Selling expenses	(249,422)	(267,951)	(237,090)
Administrative expenses	(298,466)	(227,210)	(216,809)
Other operating income	65,620	77,810	72,577
Other operating expense	(55,214)	(46,372)	(41,219)
Income (Loss) from investment in subsidiary and interest in joint ventures	43	(17)	(28)
Operating result	143,139	55,346	(343,145)

Agreement on the Regularization of Obligations	218,114	-	566,432

Financial income	1,801	1,611	1,052
Financial costs	(313,709)	(447,808)	(915,069)
Other financial results	(65,330)	(157,886)	(89,624)
Net financial costs	(377,238)	(604,083)	(1,003,641)

Monetary gain (RECPAM)	307,317	802,994	1,302,235

Income before taxes	291,332	254,257	521,881

Income tax	(52,096)	103,724	(270,113)
Income for the year	239,236	357,981	251,768

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	1,760	4,600	(4,146)
Tax effect of actuarial profit (loss) on benefit plans	(616)	(1,609)	1,451
Total other comprehensive results	1,144	2,991	(2,695)

Comprehensive income for the year attributable to:
Owners of the parent	240,380	360,972	249,073
Comprehensive income for the year	240,380	360,972	249,073

Comprehensive (loss) Profit for the year attributable to the owners of the parent
Continuing operations	240,380	360,972	249,073
	240,380	360,972	249,073

Basic and diluted income per share:
Income per share (argentine pesos per share)	273.41	409.12	287.73
Basic and diluted (loss) earnings per share from discontinued operations

Year Ended December 31, 2025 compared with Year Ended December 31, 2024.

Revenue from sales

Revenue from sales increased by 11.3%, to Ps. 2,990,891 million for the year ended December 31, 2025, from Ps.2,687,708, million for the year ended December 31, 2024. This increase was mainly due to tariff updates and the new structure of subsidies for residential users.

Electric Power Purchases

The amount of electric power purchases increased by 13.2%, to Ps.1,737,628 million for the year ended December 31, 2025, from Ps.1,534,378 million for the year ended December 31, 2024. This increase was mainly due to the effect of the changes in the seasonal prices. The energy demand had a decrease of 1.6% in GWh and energy losses slightly increased around 3%, as compared to 2024.

Our volume of electric power purchases for the year ended December 31, 2025 amounted to 27,256 GWh, which represented a 1.6% decrease in demand as compared to 2024.

Energy losses slightly increased to 15.7% for the year ended December 31, 2024, compared to 15.2% for the year ended December 31, 2024. For more information, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Tariffs—Recognition of Cost of Energy Losses”.

Transmission and Distribution Expenses

Transmission and distribution expenses decreased by 9.7% to Ps. 572,685 million for the year ended December 31, 2025, compared to Ps. 634,244 million for the year ended December 31, 2024. This decrease was mainly due to a decrease in ENRE penalties due to the recognition of a recovery from the change in valuation methodology established by Resolution No. 160/2025 and to the decrease in fees and remuneration for services.

As a percentage of revenue from sales, transmission and distribution expenses decreased to 19.1% for the year ended December 31, 2025, from 23.7% for the year ended December 31, 2024, due to the decrease in costs explained above.

The following table sets forth the principal components of our transmission and distribution expenses for the years indicated.

	Year ended December 31,
	2025		% of 2025	2024		% of 2024
			net sales			net sales
Salaries and social security taxes	201,918	35.3%	6.8%	210,478	33.2%	7.8%
Supplies consumption	32,229	5.6%	1.1%	45,753	7.2%	1.7%
Fees and remuneration for services	116,371	20.3%	3.9%	137,038	21.6%	5.1%
Depreciation of property, plant and equipment	159,896	27.9%	5.3%	159,933	25.2%	6.0%
ENRE penalties	10,456	1.8%	0.3%	33,272	5.2%	1.2%
Security service	32,184	5.6%	1.1%	21,260	3.4%	0.8%
Communications expenses	10,305	1.8%	0.3%	9,928	1.6%	0.4%
Pension plans	4,809	0.8%	0.2%	12,605	2.0%	0.5%
Leases and insurance	3,726	0.7%	0.1%	2,539	0.4%	0.1%
Depreciation of right-of-use asset	753	0.1%	0.0%	1,397	0.2%	0.1%
Others	38	0.0%	0.0%	41	0.0%	0.0%
Total	572,685	100%	19.1%	634,244	100%	23.7%

Gross profit

Our gross profit, including transmission and distribution expenses, increased to Ps. 680,578 million for the year ended December 31, 2025, from Ps. 519,086 million for the year ended December 31, 2024. This increase was mainly due to the CPD increases, as mentioned above.

Selling Expenses

Our selling expenses are related to user services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

Selling expenses decreased by 6.9% to Ps. 249,422 million for the year ended December 31, 2025, from Ps.267,951 million for the year ended December 31, 2024. This decrease was mainly to the decrease in ENRE penalties due to the recognition of a recovery from the change in valuation methodology established by Resolution No. 160/2025.

Selling expenses represented 8.4% and 9.9% of net sales in the years ended December 31, 2025 and 2024, respectively, due to the decrease in costs explained above.

The following table sets forth the principal components of our selling expenses for the years indicated.

	Year ended December 31,
	2025		% of 2025	2024		% of 2024
			net sales			net sales
Salaries and social security taxes	21,571	8.6%	0.7%	26,647	9.9%	1.0%
Allowance for the impairment of trade and other receivables	23,196	9.3%	0.8%	12,462	4.7%	0.5%
Depreciation of property, plant and equipment	23,827	9.6%	0.8%	23,834	8.9%	0.9%
Fees and remuneration for services	72,454	29.0%	2.4%	59,121	22.1%	2.2%
ENRE penalties	25,691	10.3%	0.9%	72,850	27.2%	2.7%
Taxes and charges	59,393	23.8%	2.0%	41,379	15.4%	1.5%
Public relations and marketing	5,936	2.4%	0.2%	12,031	4.5%	0.4%
Communications expenses	11,074	4.4%	0.4%	7,985	3.0%	0.3%
Advertising and sponsorship	3,058	1.2%	0.1%	6,198	2.3%	0.2%
Depreciation of right-of-use asset	1,505	0.6%	0.1%	2,794	1.0%	0.1%
Security service	1,134	0.5%	0.0%	1,005	0.4%	0.0%
Pension plans	514	0.2%	0.0%	1,596	0.6%	0.1%
Leases and insurance	62	0.0%	0.0%	44	0.0%	0.0%
Others	7	0.0%	0.0%	5	0.0%	0.0%
Total	249,422	100%	8.4%	267,951	100%	9.9%

Administrative Expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation third-party services and taxes.

Administrative expenses increased by 31.4%, to Ps. 298,466 million for the year ended December 31, 2025, from Ps. 227,210 million for the year ended December 31, 2024. This increase was mainly due to an increase in fees and remuneration for services due to the increase in fees of consulting and advising and in taxes and charges particularly in the tax on debits and credits due to the increase in the amounts of collections.

As a percentage of revenue from sales, administrative expenses increased to 9.9% for the year ended December 31, 2025, from 8.2% for the year ended December 31, 2024, due to the increase in costs explained above. The following are the principal components of our administrative expenses for the years indicated.

	Year ended December 31,
	2025		% of 2025	2024		% of 2024
			net sales			net sales
Salaries and social security taxes	57,926	19.4%	1.9%	62,709	27.6%	2.3%
Leases and insurance	11,968	4.0%	0.4%	7,282	3.2%	0.3%
Fees and remuneration for services	139,447	46.7%	4.7%	92,580	40.7%	3.4%
Depreciation of right-of-use asset	5,191	1.7%	0.2%	9,780	4.3%	0.4%
Depreciation of property, plants and equipments	19,550	6.6%	0.7%	19,555	8.6%	0.7%
Taxes and charges	54,530	18.3%	1.8%	24,968	11.0%	0.9%
Supplies consumption	3,664	1.2%	0.1%	3,750	1.7%	0.1%
Security service	2,700	0.9%	0.1%	1,204	0.5%	0.0%
Pension plans	1,380	0.5%	0.0%	3,755	1.7%	0.1%
Directors and Supervisory Committee members’ fees	871	0.3%	0.0%	746	0.3%	0.0%
Communications expenses	438	0.1%	0.0%	125	0.1%	0.0%
Reimbursements to personnel	12	0.0%	0.0%	9	0.0%	0.0%
Others	789	0.4%	0.0%	747	0.3%	0.0%
Total	298,466	100%	9.9%	227,210	100%	8.2%

Other operating income (expenses)

Other operating income include provision for contingencies and debit and credit tax. Other operating income, decreased, from a net income of Ps. 31,438 million for the year ended December 31, 2024, to a net income of Ps. 10,406 million for the year ended December 31, 2025. The variation responds to the decrease in line “Investment plan - Agreement on the Regularization of Obligations” due to the Company in 2024complied with the works plan set forth in the agreement signed on May 10, 2019, with de SE; and to the increase in costs from Gratifications for services.

Operating result

Our operating income increased from an income of Ps. 55,346 million for the year ended December 31, 2024 to an income of Ps. 143,139 million for the year ended December 31, 2025, mainly due to the increase in revenue from tariff updates.

Net Finance Costs

Net finance costs totalled Ps. 377,238 million for the year ended December 31, 2025, compared to Ps.604,083 million for the year ended December 31, 2024. This decrease in net finance costs was mainly due to the decrease in commercial interest on the debt with CAMMESA, due to the restructuring of the outstanding debt with CAMMESA as of November 30, 2024, and the conversion of the payment plan valued in MWH to a payment plan valued in pesos.

Income Tax

Our income tax showed a loss of Ps. 52,096 million in the year ended December 31, 2025, compared to a gain of Ps.103,724 million for the year ended December 31, 2024. The increase was due to taxable gain generated in 2025, plus the increase in the liability from income tax on the tax inflation adjustment.

Gain for the year

We recorded a gain of Ps.239,236 million for the year ended December 31, 2025, compared to a gain of Ps.357,981 million for the year ended December 31, 2024. This is mainly due to the increase in revenues mentioned above; the gain from the Agreement on the Regularization of Obligations with CAMMESA and the decrease in accrued interest from the commercial debt.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2024 specifically as well as the year-over-year comparison of our 2024 financial performance to 2023 has been reported previously in our Annual Report on Form 20-F for the year ended December 31, 2024 filed on April 22, 2025 under “Item 5. Operating and Financial Review and Prospects.”

Liquidity and capital resources

Sources and Uses of Funds

During 2025, the Company’s operations and liquidity position continued to improve. Since 2024, increases in electricity tariffs, including the approval of the 2025-2030 Electricity Rate Review (Note 2.b) have contributed to the gradual restoration of the Company’s financial position and cash flow generation. In addition, periodic monthly adjustments to the Company’s own distribution costs (“CPD”) continued to be implemented, with average increases of approximately 3%.

On March 10, 2025, by means of Executive Order No. 179/2025 of the PEN, a new financing program with the IMF was approved, earmarked for the following: (i) repaying debt with the BCRA; (ii) settling maturities and paying public credit obligations of the 2022 program; (iii) strengthening international reserves; (iv) maintaining a zero fiscal deficit; (v) ensuring that the funds from the new program are used to pay debts rather than for fiscal expenditures; (vi) reducing inflation and stabilizing the economy; (vii) lifting foreign currency restrictions and making progress with the foreign currency market flexibilization; and (viii) regaining international market access, improving the country’s credit rating and facilitating its return to the global financial system. The Executive Order was approved by the House of Representatives on March 20, 2025.

In this regard, on April 11, 2025, the IMF approved a 48-month U.S.$ 20 billion arrangement with quarterly reviews of targets and a repayment term of 10 years. Of the total amount approved, U.S.$ 15 billion relates to unrestricted disbursements in 2025.

Consequently, the BCRA provided for the ending of the so-called “cepo” foreign exchange controls and the implementation of a floating exchange rate system within bands as from April 14, 2025:

•	The “cepo” currency controls that restricted the purchase of dollars in the MLC to U.S.$ 200 per month since October 2019, are lifted.
•	A floating exchange rate band system, with the band ranging between ARS/U.S.$ 1,000 and ARS/U.S.$ 1,400, is adopted. The exchange rate will float freely based on supply and demand within the bands and the bands’ limits will be gradually widened -1% and +1% per month, respectively.
•	The BCRA will buy or sell dollars when the exchange rate at the MLC operates outside the bands. This, which is largely possible thanks to the IMF’s contribution of liquid funds mentioned in the preceding paragraph, would facilitate a transition without disruptions in the ongoing disinflation process.
•	All restrictions on access to the MLC related to government assistance received during the pandemic, subsidies, the public-sector employment and others are eliminated.
•	Imports of (a) goods and services may be paid through the MLC from the date of customs entry registration and from the date the service is rendered, respectively (previously, there was a 30-day waiting period); (b) capital goods may be paid through the MLC as follows: an advance payment of 30%, 50% from the date of shipment at the port of origin, and 20% from the date of customs entry registration; (c) services between related companies may be paid through the MLC after 90 days from the date the service is rendered (previously the timeframe was 180 days).
•	Access to the MLC is authorized for the purpose of paying dividends to non-resident shareholders in respect of realized earnings recognized in financial statements for fiscal years beginning on or after January 1, 2025.

In this framework, the BCRA provides for a monetary system aimed at a tighter monitoring of the money supply, based on the non-financing of the fiscal policy by the BCRA, and of zero monetary issuance for the remuneration of the BCRA’s remunerated liabilities. It is expected that the aforementioned measures, as a whole, will boost activity and investment, the recovery of domestic savings and credit to the private sector, increasing monetary predictability, exchange rate flexibility and unrestricted reserves that support the new economic program.

Furthermore, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations, whereby a Payment plan for the debts arising from energy purchases in the MEM was agreed upon, in respect of past due periods from November 2023 until March 2024. In addition, with regard to the Payment plan signed in July 2023 with CAMMESA, it was agreed that the measuring unit in which the installments were denominated would be changed from kWh to Argentine pesos.

Additionally, on July 4, 2025, by means of Executive Order No. 450/2025, the PEN approved the reforms of Laws Nos. 15,336 and 24,065, which mainly provide for the deregulation of the electricity sector, including, among other measures, the complete openness to international electricity trade and the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties.

Through Communication “A” 8361 dated December 9, 2025, the BCRA established an exception to the requirement that individuals accessing the foreign exchange market must submit an affidavit undertaking not to carry out, directly or indirectly or on behalf of third parties, purchases of securities settled in foreign currency from the time access to the foreign exchange market is requested and for the following 90 (ninety) consecutive days. Pursuant to this exception, such undertaking shall not apply to purchases of securities settled in foreign currency that are carried out: (i) in connection with primary subscriptions of debt securities issued by resident issuers, provided that the purchaser holds such securities in its portfolio for a minimum period of 15 (fifteen) business days, provided that this minimum holding period shall not apply if the primary subscription was completed on or prior to December 9, 2025, or if the sale of the subscribed securities is settled in foreign currency, and (ii) through the reinvestment of foreign-currency proceeds received in respect of principal and/or interest payments on securities issued by the National Treasury or the BCRA, within 15 (fifteen) business days following the relevant payment date.Finally, on February 27, 2026, the National Congress approved the labor reform bill submitted by the Executive Branch on December 11, 2025, which introduces substantial amendments to the current Employment Contract Law, among which the following are worth mentioning:

•	flexibilization of working hours through the implementation of an “hour bank” system, pursuant to which the employer and the employee may agree that overtime be compensated with time off in lieu of additional pay, if so agreed;
•	creation of an Employment Termination Fund for the payment of severance obligations, requiring each employer to set up an individual account managed by CNV-authorized entities;
•	flexibilization of the annual vacation scheduling, including the splitting of vacation periods and the possibility of agreeing on dates outside the traditional vacation period, without affecting the total number of statutory days off;
•	modification of the collective bargaining system, allowing company-level agreements to take precedence over industry-wide agreements within their respective scope, and limiting the automatic extension of expired collective bargaining agreements to their substantive clauses. Additionally, certain employer contributions established by collective bargaining agreements will become voluntary;
•	amendment to the indexing mechanism for labor claims in judicial proceedings, based on the Consumer Price Index (CPI) plus a fixed surcharge, along with restrictions on interest capitalization. Additionally, procedural changes are introduced to reduce litigation and provide greater predictability regarding the amounts involved in labor contingencies.

The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the context described, the Company continues to make the investments necessary, both for the efficient operation of the network and for maintaining, and even improving, the quality of the service.

Our principal uses of cash are expected to be operating costs, the servicing of our financial debt and our investment plan. We are subject to limitations on our ability to incur new debt under the terms of our debt instruments so we cannot assure that we will be able to obtain additional financing on acceptable terms (see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt”). As of December 31, 2025 and 2024, our cash and cash equivalents amounted to Ps.141,120 million and Ps. (41,505) million, respectively. We generally invest our cash in a range of instruments, including sovereign debt, corporate debt securities and other securities. The table below reflects our cash and cash equivalents position at the dates indicated and the net cash provided by (used in) operating, investing and financing activities during the years indicated:

	Year ended December 31
	2025	2024
Cash and cash equivalents at beginning of year	(41,505)	26,148
Net cash flows generated by operating activities	192,036	323,500
Net cash flows used in investing activities	(461,549)	(746,204)
Net cash flows generated by (used in) financing activities	435,079	348,837
Result from exposure to inflation	(854)	(560)
Exchange difference in cash and cash equivalents	17,913	6,774
Cash and cash equivalents at the end of year	141,120	(41,505)

Net Cash flows generated by operating activities

Net cash flows generated by operating activities decreased by 40.6%, to Ps. 192,036 million in the year ended December 31, 2025, from Ps. 323,500 million in the year ended December 31, 2024. Changes in net cash flows generated by operating activities were primarily due to the decrease in trade payables.

Net Cash flows used in investing activities

Net cash flows used in investing activities decreased by 38.15%, to Ps. 461,549 million in the year ended December 31, 2025, compared to Ps. 746,204 million in the year ended December 31, 2024. Changes in net cash flows used in investing activities in 2025 were primarily due to decrease in purchases of mutual funds and negotiable instruments of Ps. 212,586 million and a decrease in payments of property, plant and equipment of Ps. 105,060 million.

Net Cash flows generated by financing activities

Net cash flows generated by financing activities increased to Ps. 435,079 million in the year ended December 31, 2025, compared to Ps. 348,837 million in the year ended December 31, 2024, mainly due to a new issuance of class No. 7 Corporate Notes.

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

Our capital expenditures consist of net cash used in investing activities during a specified period plus supplies purchased in prior periods and used in such specified period. The following table sets forth our actual capital expenditures:

	Year ended December 31,
	2025	2024

HV Network structure	113,729	149,371
MV Network structure	31,986	41,831
LV Network structure	56,075	81,939
Network improvements	133,868	177,035
Buildings, software, furniture, tools and equipment	59,234	61,828
Total	394,892	512,004

Investments made in 2025 amounted to Ps. 394,892 million in constant currency. The execution of investment projects was given priority over any other disbursements as a way to maintaining the provision of the public service, object of the concession, under reliable conditions.

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

Debt

As of December 31, 2025, the principal amount of our outstanding notes included the following: (i) U.S.$95.8 million Senior Notes Class No. 3 due 2026 (the “Senior Notes Class 3”); (ii) U.S.$ 81,9 million Senior Notes Class No. 5 due 2028 (the “Senior Notes Class 5”); (iii) U.S.$ 385 million Senior Notes Class No. 7 due 2028, 2029 and 2030 (the “Senior Notes Class 7”); (iv) U.S.$ 80 million Senior Notes Class No. 8 due 2026 (the “Senior Notes Class 8”); (v) Ps. 20,000 million Senior Notes Class No. 9 due 2026 (the “Senior Notes Class 9”); and (vi) as of the date of this annual report, the Company has also pre-cancelled Senior Notes Class 8 and issued additional Senior Notes Class 7, which amounts to U.S.$ 475 million.

During the year ended December 31, 2025, the Company continued to actively manage its debt profile through a combination of repayments, exchanges and new issuances.

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

Consequently, on April 12, 2022, the Company launched its offer to exchange the Class No. 9 Corporate Notes issued by the Company maturing on October 25, 2022 at a fixed nominal annual interest rate of 9.75% for a nominal value outstanding of U.S.$ 98,057,000 for New Class No. 1 Senior Notes, denominated and payable in United States dollars, at a fixed nominal annual interest rate of 9.75%, due in 2025 (the “Exchange Offer”).

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

On March 7, 2025, the Company repaid in full its Class No. 4 Corporate Notes, for a total of Ps. 29,562 million.

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

The principal on Class No. 7 Corporate Notes will be repaid in three payments to be made on October 24, 2028, October 24, 2029 and October 24, 2030, relating to 33.33%, 33.33% and 33.34% of principal, respectively. Furthermore, they will accrue interest at a fixed annual nominal rate of 9.75%, payable semiannually in arrears on April 24 and October 24 of each year, which commenced on April 24, 2025.

As of December 31, 2024, an amount of Ps. 3,447 million (U.S.$ 3,102,461) has been recognized in the other finance income (costs) account as recognized additional to the eligible holders that submitted their corporate notes for the integration in kind of Classes Nos. 3, 5 and 7 Corporate Notes.

Furthermore, an amount of Ps. 14,918 million was disbursed as issuance expenses of the new Classes Nos. 3, 4, 5, 6 and 7 Corporate Notes.

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

On May 12, 2025, the Company repaid in full its Class No. 1 Corporate Notes, for a total of U.S.$ 8,218,667.

Moreover, in June 2025, S&P raised its global scale rating from CCC+ to B-, with a stable outlook, and in July 2025 it raised both the Company’s institutional rating and its Global Corporate Notes Program’s rating on the national scale from raBB+ to raBBB, with a stable outlook. At the same time, Moody’s raised its long-term global scale rating from Caa1 to B3, changing the outlook from stable to positive.

Additionally, on August 5, 2025, the Company repaid in full its Class No. 6 Corporate Notes, for a total of Ps. 19,051 million.

-	Issuance of Class No. 8 and Class No. 9 Corporate Notes

The Company approved the terms of issue of Class No. 8 and Class No. 9 Corporate Notes, due in 2026, denominated in US dollars and Argentine pesos, respectively, to be issued for an aggregate principal amount of up to U.S.$ 50,000,000, which may be extended to U.S.$ 120,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the prospectus supplement dated August 1, 2025.

On August 7, 2025, the Company issued Class No. 8 and Class No. 9 Corporate Notes for a principal amount of U.S.$ 80,000,000 and Ps.20,000 million, respectively.

The principal on Class No. 8 Corporate Notes will be repaid in a lump sum on August 7, 2026. Furthermore, they will accrue interest at a fixed nominal annual rate of 8.5%, payable semi-annually in arrears on February 7 and August 7, 2026.

Regarding Class No. 9 Corporate Notes, the principal thereon will be repaid in a lump sum on August 7, 2026. Furthermore, they will accrue interest at a floating rate equivalent to the TAMAR rate (being the average interest rate for Argentine peso time deposits of more than Ps.1 billion with a maturity of 30 to 35 days, as published by the Central Bank), plus a fixed annual margin of 6%, payable quarterly in arrears on November 7, 2025, and February 7, May 7, and August 7, 2026.

Finally, in September 2025, the Company repurchased Class No. 8 Corporate Notes for a total principal amount of U.S.$ 2,357,143, equivalent to Ps.3,561 million. On October 1, 2025, the Company sold the entire amount previously repurchased.

-	Issuance of Additional Class No. 7 Corporate Notes – Second Issue

The Company approved the terms of issue of Additional Class No. 7 US dollar-denominated Corporate Notes, due in 2030, to be issued for an aggregate principal amount of up to U.S.$ 120,000,000, which may be extended to U.S.$ 200,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated November 10, 2025.

On November 19, 2025, the Company issued Additional Class No. 7 Corporate Notes for a principal amount of U.S.$ 201,210,714. The notes were issued at a discount, with total proceeds amounting to U.S.$ 197,232,778.

Therefore, after the issuance of the Additional Class No. 7 Corporate Notes, the total outstanding principal amount of Class 7 Corporate Notes as of December 31, 2025 is U.S.$ 385,000,000.

The principal on the Additional Class No. 7 Corporate Notes will be repaid in three installments on October 24, 2028, October 24, 2029 and October 24, 2030, representing 33.33%, 33.33% and 33.34% of the principal, respectively. Furthermore, they will accrue interest at a fixed annual nominal rate of 9.75%, payable semiannually in arrears on April 24 and October 24 of each year, commencing on April 24, 2026.

As of December 31, 2025, an amount of Ps. 14,636 million was disbursed as issuance expenses of the new Classes Nos. 7, 8 and 9 Corporate Notes.

-	Issuance of Additional Class No. 7 Corporate Notes – Third Issue

The Company approved the terms of issue of Additional Class No. 7 US dollar-denominated Corporate Notes, due in 2030, to be issued for an aggregate maximum principal amount of up to U.S.$ 93,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the prospectus supplement dated February 2, 2026.

On February 3, 2026, the Company issued Additional Class No. 7 Corporate Notes for a principal amount of U.S.$ 90,000,000. The notes were issued at a discount, with total proceeds amounting to U.S.$ 89,974,800.

Therefore, after the issuance of the Additional Corporate Notes, the total outstanding principal amount of Class 7 Corporate Notes is U.S.$ 475,000,000.

Finally, on March 2, 2026, the Company repaid in full and prior to maturity its Class No. 8 Corporate Notes for a total of U.S.$ 80,000,000, plus interest.

The Company’s Corporate Note’s debt structure is as follows:

		in USD**				in millions of ARS
Corporate Notes	Class	Debt structure at 12/31/2024	Issue	Payment / Net repurchase	Debt structure at 12/31/2025	Debt structure at 12/31/2024	Debt structure at 12/31/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	(24,301,486)	-	33,654	-
Fixed rate - Maturity 2025	1	8,218,667	-	(8,218,667)	-	11,276	-
Floating rate - Maturity 2025 (*)	6	16,776,504	-	(16,776,504)	-	22,612	-
Fixed rate - Maturity 2026	3	95,762,688	-	-	95,762,688	129,177	139,434
Fixed rate - Maturity 2026	8	-	80,000,000	-	80,000,000	-	118,671
Floating rate - Maturity 2026 (*)	9	-	13,745,704	-	13,745,704	-	21,106
Fixed rate - Maturity 2028	5	81,920,187	-	-	81,920,187	108,133	121,483
Fixed rate - Maturity 2028/29/30	7	179,947,186	197,232,778	-	377,179,964	237,136	542,101
Total		406,926,718	290,978,482	(49,296,657)	648,608,543	541,988	942,795

(*) Issuance in ARS, translated into U.S.$ at the exchange rate detailed in Note 5.

(**) Includes issuance premiums and/or discounts.

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

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2025.

CONTRACTUAL OBLIGATIONS

Technical assistance fees

Corresponds to the technical advice on financial affairs that Edelcos (see “Item 7. Major Shareholders and Related Party Transactions”) has provided to the Company since July 1, 2021. For this service, the Company pays Edelcos either an annual amount equal to the higher of (i) Ps.1,766 million or (ii) the amount equivalent to 1.75% of annual gross billing, plus the associated value added tax. This agreement expires in December 2026, but may be extended if so agreed by the parties thereto.

Fines and penalties

Pursuant to caption C of Section 37 of the Concession Agreement, the grantor of the concession may, without prejudice to other rights to which it is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed in the previous one-year period exceeds 20% of its annual billing, net of taxes and rates.

As of December 31, 2025 total accrued fines and penalties amounted to Ps. 67,666 million, of which Ps. 49,610 million (including accrued interest) corresponded to penalties accrued but not yet imposed on us and Ps. 18,056 million (including accrued interest) correspond to penalties imposed on us but not yet paid.

Corporate Notes programs

The relevant information of our corporate notes program is detailed below:

		in USD**				in millions of ARS
Corporate Notes	Class	Debt structure at 12/31/2024	Issue	Payment / Net repurchase	Debt structure at 12/31/2025	Debt structure at 12/31/2024	Debt structure at 12/31/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	(24,301,486)	-	33,654	-
Fixed rate - Maturity 2025	1	8,218,667	-	(8,218,667)	-	11,276	-
Floating rate - Maturity 2025 (*)	6	16,776,504	-	(16,776,504)	-	22,612	-
Fixed rate - Maturity 2026	3	95,762,688	-	-	95,762,688	129,177	139,434
Fixed rate - Maturity 2026	8	-	80,000,000	-	80,000,000	-	118,671
Floating rate - Maturity 2026 (*)	9	-	13,745,704	-	13,745,704	-	21,106
Fixed rate - Maturity 2028	5	81,920,187	-	-	81,920,187	108,133	121,483
Fixed rate - Maturity 2028/29/30	7	179,947,186	197,232,778	-	377,179,964	237,136	542,101
Total		406,926,718	290,978,482	(49,296,657)	648,608,543	541,988	942,795

(*) Issuance in ARS, translated into U.S.$ at the exchange rate detailed in Note 5.

(**) Includes issuance premiums and/or discounts.

Item 6.	Directors, Senior Management and Employees

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

The Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2025 appointed the members and alternate members of the Board of Directors for fiscal year 2025.

As of the date of this annual report the Board of Directors’ composition is as follows:

Name	Class	Position	Independence*
Marx Daniel	A	Chairman	Non-Independent
Macek Esteban Gabriel	A	Vice-chairman / Independent	Independent
Mallo Huergo Ricardo Nicolás	A	Director	Non-Independent
Vila Eduardo Marcelo	A	Director	Non-Independent
Volosin Edgardo Alberto	A	Director	Non-Independent
Zin Federico Claudio	A	Director	Independent
Bleasdale Neil Arthur	A	Director	Non-Independent
Lang Fernando Marcelo	B and C	Director	Independent
Maldonado Yonna Juan Esteban	B and C	Director	Independent
Arrúa María Belén	B and C	Director	Independent
Carmona Martinez María Noelia	B and C	Director	Independent
Zuddio Maximiliano	B and C	Director	Independent
Pino Diego Hernán	A	Alternate Director	Non-Independent
Álvarez Sebastián	A	Alternate Director	Non-Independent
Grieco María Teresa	A	Alternate Director	Independent
Mazer Pedro Iván	A	Alternate Director	Independent
Maletta Mirta Silvia	A	Alternate Director	Independent
Marco Pilar	A	Alternate Director	Non-Independent
Marre Paola	A	Alternate Director	Non-Independent
Bevilacqua Flavia Vanesa	B and C	Alternate Director	Independent
Fernández Ariel Hernán	B and C	Alternate Director	Independent
Freigedo Javier Eduardo	B and C	Alternate Director	Independent
López Paulaskas Carolina Daniela	B and C	Alternate Director	Independent
Gallino Guido Agustín	B and C	Alternate Director	Independent

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

Eduardo Marcelo Vila was born on October 23, 1964 and graduated as a lawyer and public notary at the University of Mendoza. He has extensive experience in business consulting, mainly in regulated activities and in those subject to government control, such as media and companies that provide public services, especially in the electricity sector. For 20 years, he has been the director of the legal affairs department of Grupo América, one of the main multimedia companies in Argentina, where he has been in charge of all the legal issues related to the group in Argentina and abroad, and obtained vast experience in the communication services and information technology sectors, as well as in various companies related to real estate development, technology startup, fintech and family office activities. Also, as a member of the board of directors of some of the companies of the group, he has participated in local and international debt restructurings, acquisitions and sales of stock packages, mergers, and corporate and business restructuring processes. Likewise, he has advised Empresa Distribuidora de Electricidad de Mendoza S.A. (EDEMSA), the main electric power distribution company in the province of Mendoza. Since 2024, he is a regular member of the board of directors of EDENOR TECH S.A.U. He is also a board member of Integra Recursos Naturales Minerales S.A. and Polimetales del Noroeste S.A. Likewise, he has advised Empresa Distribuidora de Electricidad de Mendoza S.A. (EDEMSA), the main electric power distribution company in the province of Mendoza

Edgardo Alberto Volosin was born on May 18, 1953 and is a lawyer. Between 1987 and 1990, he served as the manager of human resources and legal affairs departments of the industrial companies of the Perez Companc Group. Between 1990 and 1992, he served as the director of human resources department at Telecom Argentina. Between 2002 and 2015, he worked at Edenor as director of the human resources and legal affairs department, then as director of the corporate affairs department, and finally as CEO of the company. Between 2016 and 2018, he served as the director of the public services area of the Province of Buenos Aires. Currently, he is Chairman of ADEERA. Since 2024, he is a regular director of EDENOR TECH S.A.U.

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

Fernando Marcelo Lang was born on August 25, 1973 and is a certified public accountant graduated from the University of Buenos Aires. He works professionally in the field of private business consulting and is the chairman and director of Estudio Lang & Asociados S.A., a consultancy specializing in tax, accounting, and financial advisory services. He has extensive experience of more than 19 years in auditing both in the private and public sectors. In the public sector, he participated in various technical assistance agreements with the Faculty of Economic Sciences of the University of Buenos Aires (FCE-UBA) and the National University of La Matanza (UNLAM). He also issued assurance reports on social balance for the Professional Council of Economic Sciences of the City of Buenos Aires from 2019 to 2024. Additionally, he has served as a judicial expert and trustee assisting the justice system since 2008. He worked for 17 years in the Government of the City of Buenos Aires in accounting management, legislative tasks, and social assistance programs. He has also been a teaching assistant and adjunct professor at the Faculty of Economic Sciences of the University of Buenos Aires since 2011.

Juan Esteban Maldonado Yonna was born on February 10, 1988, in the city of Corrientes and is a certified public accountant graduated from the National University of the Northeast (UNNE), with a postgraduate degree in finance from the Argentine Catholic University (UCA), an executive MBA from the IAE Business School, and a master’s degree in public policy from the School of Government at Austral University. He has solid experience in financial management, business development, and investment project structuring. In the private sector, he held responsibilities in financial management and the promotion of new projects at Neuss Fund and participated in planning and auditing functions at Louis Dreyfus Commodities and Ernst & Young. In the public sector, he served as Secretary of Economic Development and as Secretary of Tourism, Culture, and Sports for the Municipality of Corrientes, where he worked on programs for economic strengthening, tourism promotion, and investment attraction. He currently leads ECONGROW, a company specialized in strategic consulting, business development, and data management.

María Belén Arrúa was born on August 4, 1988. She graduated in international relations at the Argentine Catholic University (UCA). She served as community integration manager at the Ministry of Human Development and Habitat of the Government of the City of Buenos Aires from 2021 to 2025. Previously, her professional experience was in the private sector, specifically in the insurance industry. She has extensive professional experience in implementing public policies for socio-urban integration, as well as specializing in process management, administration, and human resources.

María Noelia Carmona Martínez was born on August 28, 1988, in the city of Mendoza, Argentina. She holds a bachelor’s degree in political science from the Argentine Catholic University and a master’s degree in public policy from the Torcuato Di Tella University. She has more than a decade of experience in strategic project management, public policy, and international cooperation. Throughout her career, she has held leadership positions in the public sector, serving as national director of social policy development at the National Council of Social Policies of the Ministry of Human Capital, Project Management Specialist with International Financing at the Secretariat of Education of the Nation, and General Director of the Teacher Training Institute of the Ministry of Education of the City of Buenos Aires. She has participated in the design, implementation, and evaluation of high-impact social and educational programs, as well as in the negotiation and management of international financing with multilateral organizations.

Maximiliano Zuddio was born on November 17, 1988. He holds a degree in international relations and political science from the Argentine Catholic University. He has experience in the areas of communication and human resources. In the public sector, he has held advisory and management roles, such as director of natural resources at the Provincial Agency for Sustainable Development (OPDS) and chief of staff for several undersecretariats within the Ministry of Social Development of the Nation (MDS), among others. He also served as a political communication advisor within an interdisciplinary team at the Argentine Senate. In the private sector, he worked in various management positions in the advertising world, as well as in traditional and digital communication.

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

Pedro Iván Mazer is a lawyer graduated from the University of Belgrano. He has a master’s degree in business economic law from the UCA. He is also a member of Alfaro Abogados SC firm. He has vast experience in corporate law, M&As, contracts, antitrust and compliance, capital markets and general practice of commercial law. In addition, he has specialized over the years in oil and gas and pharma markets, including by attending a specialization course in oil and gas law at UBA.

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

Ariel Hernán Fernández was born on March 1, 1977. He holds a bachelor’s degree in Economics from UADE and a law degree from the Catholic University of Salta. Additionally, he obtained a postgraduate degree in public policy in senior management from the University of the Argentine Social Museum. Since 1998, he has been working at ANSES, serving in different areas and roles, currently as an advisor.

Javier Freigedo was born on February 19, 1987. Graduated as a lawyer at the University of Buenos Aires in 2015. He worked at the General Office of Legal Affairs of ANSES until 2020, when he has been appointed as coordinator of corporate affairs of the Sustainability Guarantee Fund of ANSES.

Carolina Daniela López Paulaskas was born on July 2, 1987, and is a lawyer who graduated from the National University of Lomas de Zamora in 2011. She holds a postgraduate degree in administrative law and a master’s degree in tax law (ECAE). Between 2008 and 2024, she held various positions at the Ministry of Economy of the Nation. Currently, she serves as coordinator of administrative management of the Sustainability Guarantee Fund (FGS) of ANSES.

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

Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act (HFIAA), enacted on December 18, 2025, the exemption from the reporting requirements under Section 16(a) of the U.S. Securities Exchange Act of 1934 historically available to directors and officers of foreign private issuers has been eliminated. As a result, our directors and executive officers are now subject to Section 16(a) reporting obligations and are required to file with the SEC initial statements of beneficial ownership on Form 3, as well as statements of changes in beneficial ownership on Forms 4 and 5, with respect to their holdings of, and transactions in, the Company’s equity securities. The Company has implemented procedures designed to assist its directors and executive officers in complying with these requirements; however, such individuals remain personally responsible for the timely and accurate filing of the required reports.

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

Our Board of Directors has not designated a Remuneration Committee and has delegated to the Human Resources Department the approval of the general policy on the remuneration of the Company’s employees, as well as the responsibility of proposing options and subsequently implementing the specific decisions and policies on these issues. Due to the fact that he is a related party, our Chief Executive Officer’s remuneration has been approved by the Audit Committee and our Board of Directors. The aggregate remuneration paid to the members and alternate members of our Board of Directors, the members and alternate members of our supervisory committee and our senior management during 2025 was Ps.755.3 million, Ps.115.5 million and Ps.23,581 million at nominal currency, respectively.

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

Executive Committee

On October 4, 2007, our Board of Directors created an Executive Committee, as contemplated by our by-laws and Argentine Law No. 19,550 (Commercial Companies Law), and delegated to the Executive Committee the authority to take certain actions on behalf of the board. The Executive Committee complements the work of the board by performing certain day-to-day tasks required to oversee our activity. By creating an Executive Committee, the board sought to increase the efficiency of our management. The Executive Committee is composed by Daniel Marx, Edgardo Alberto Volosin and Eduardo Marcelo Vila.

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

Pursuant to our by-laws, one director is appointed by holders of our Class A common shares and one by holders of our Class B common shares. Our audit committee’s duties include:

•	monitoring our internal control, administrative and accounting systems;
•	supervising the application of our risk management policies;
•	providing the market adequate information regarding conflicts of interests that may arise between our company and our directors or controlling shareholders;
•	rendering opinions on relevant transactions with related parties;
•	supervising and reporting to regulatory authorities the existence of any kind of conflict of interest;
•	supervising external audit and evaluating their independence, plans and performance;
•	evaluating plans and performance of the internal audit; and
•	supervising the operations of the complaints channel.

As of the date of this report the compositions of our audit committee is as follows:

Name	Position	Class electing member
Macek Esteban Gabriel (1)	Chairman	Class A
Zin Federico Claudio	Member	Class A
Zuddio Maximiliano	Member	Class B and C

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

On June 13, 2025, Mr. Lisandro Vázquez Giménez resigned as regular member of the Supervisory Committee and Ms. Vivian Haydee Stenghele was appointed as his replacement. Both appointments were made jointly by the holders of Class B and Class C shares.

The members and alternate members of our supervisory committee as of December 31. 2025 were:

Name	Position	Class
Carlos Esteban Cvitanich (1)	Chairman	A
Javier Errecondo (1)	Regular	A
Carlos Borgatello (1)	Alternate	A
Marcos Ambrosio Romero Carranza (1)	Alternate	A
Vivian Haydee Stenghele (1)	Alternate	B and C

(1)	Independent under Argentine law.

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

The Committee is responsible for overseeing compliance with the Integrity Program and ensuring the proper application and implementation of the Corporate Governance Code and the Code of Ethics, with the main objective of creating and maintaining an ethical culture that serves as a line of defence in terms of compliance with internal and external regulations.

The Ethics and Corporate Governance Committee’s composition is as follows:

Name	Position
Marx Daniel	Chairman and Chief Executive Officer
Volosin Edgardo Alberto	Executive Director
Van Morlegan María José	Director of Legal and Regulatory Affairs
Falivene Matías	Director of Human Resources

Senior Management

The following table sets forth information regarding our senior management, as of the date of this annual report:

Name	Position
Daniel Marx	Chairman and Chief Executive Officer
Edgardo Volosin	Executive Director
María José Van Morlegan	Director of Legal and Regulatory Affairs
Fabiana Colombo	Director of Supply, Services and Logistics
Miguel Farrell	Technical Director
Matías Falivene	Director of Human Resources
Ricardo Luttini	Internal Audit
Pablo Perez	Director of Operations and Customer Services
Diego Poggetti	Director of Information Technology and Telecommunications
Germán Ranftl	Chief Financial Officer

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

Matías Falivene holds a degree in Business Administration from UADE, earned in 2005, and a Master’s degree in Human Resources from Universidad de San Andrés. He joined the Company in 2015 after working for several years at Tenaris, Exiros, and other companies within the Techint Group. Since then, he has held various positions in the Human Resources Department before being appointed Executive Director in 2025.

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

Risk Committee

Edenor has a Risk Committee, made up of members of Management and coordinated by the Risk and Compliance Manager which approves the Company’s Integral Risk Management Plan and carries out monitoring of said plan. The Chairman of the Company is the President of the Risk Committee. This Committee is responsible for overseeing the development, implementation, and effective operation of the Company’s Risk Management Model. In parallel, our Audit Committee is tasked with supervising the implementation of risk-related information policies, ensuring alignment with the company’s internal controls and regulatory requirements.

Below is the composition of our Risk Committee as of the date of this annual report:

Name	Position
Daniel Marx	Chairman and Chief Executive Officer
Edgardo Alberto Volosin	Executive Director
María José Van Morlegan	Director of Legal and Regulatory Affairs
Fabiana Colombo	Director of Supply and Services
Miguel Farrell	Technical Director
Matías Falivene	Director of Human Resources
Ricardo Luttini	Internal Audit Director
Pablo Pérez	Director Operations and Customer Services
Diego Poggetti	Director of Information Technology
Germán Ranftl	Chief Financial Officer
Martín Romero	Risk and Compliance Manager

Employees

Edenor had 4,576 employees as of December 31, 2025, 4,642 employees as of December 31, 2024 and 4,635 employees as of December 31, 2023.

As of December 31, 2025, approximately 69% of our full-time employees were subject to two collective bargaining agreements.

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

In 2025, with the aim of maintaining and protecting the workers’ purchasing power in line with rising inflation, although it has not reached the disproportionate levels of the previous year, three quarterly wage agreements were signed in March, June, and October.

As of the date of this annual report, there is no certainty about future collective bargaining agreements.

We outsource a number of activities related to our business to third party contractors in order to achieve a lower and more flexible cost base, so as not to oversize our structure following works and investments plans that change from year to year and to provide us with the ability to respond more quickly to changes in our market. We have contracts with third-party service companies that together employed a total of 5,965 employees as of December 31, 2025, 7,469 employees as of December 31, 2024, and 6,647 employees as of December 31, 2023. Although we have very strict policies regarding compliance with labor and social security obligations by our contractors, we are not in a position to ensure that, if conflicted, contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of judicial rulings issued by labor courts in Argentina recognizing joint and several liabilities between the contractor and the entity to which it is supplying services under certain circumstances. As of December 31, 2025 and 2024, labor complaints amounted to Ps. 29,887 million andPs.,21,122.8 million, respectively.

Share Ownership

As of December 31, 2025, the shares owned by the members of our Board of Directors, our audit committee and our senior management represented less than 1% of the Class B shares.

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

All of our shares have the same voting rights. As of December 31, 2025, there were six registered shareholders of our ADSs in the United States and 4,719,054 of our ADSs were outstanding. Since certain of our ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares reside. We have no information concerning holders with registered addresses in the United States that hold our shares not represented by ADSs.

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

The shareholders approved an extension of the share-based compensation plan for an additional three-year term at their meeting held on April 25, 2024. As of the date of this annual report, the Company’s treasury stock amounted to 30,772,779. There is no current share-based incentive plan in place.

Recovery of Erroneously Awarded Compensation

On October 2, 2023, the New York Stock Exchange amended the Limited Company Manual to add Sections 303A.14 and 802.01F, following the adoption of Exchange Act Rule 10D-1 by the SEC. The rules require listed companies to have in place policies and procedures for recovery of erroneously awarded compensation, subject to limited exceptions. t The Board of Directors has adopted a compensation recovery policy whereby all responsibilities have been delegated to the Executive Committee, who might proceed with the adoption of a clawback procedure as a result of a mistake on its financial statements subject to restatement. The SEC specifically provided for certain limited exemptions (“Impracticable Recovery”), including in cases where (i) the direct expenses paid to a third party to assist in recovering the compensation would exceed the amount of erroneously awarded compensation, (ii) recovery would violate the laws of Argentina; (iii) recovery would violate anti-alienation rules applicable to tax-qualified retirement plans. In this line, the Company’s Board of Director have approved a Recovery Policy pursuant to Rule 10D-1 of the Securities Exchange Act.

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

As of December 31, 2025, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of Ps. 55,705 million in historical pesos (Ps. 63,425 million in constant pesos as of December 31, 2025) relating to the services rendered in fiscal year 2025.

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

The operating costs borne by the Company in fiscal year 2025 amounted to Ps. 2,800 million.

Quantum Finanzas S.A. and Quantum Asset Management S.A.

The Company has entered into an agreement with Quantum Finanzas S.A. and Quantum Asset Management S. A. to receive fee-based financial and regulatory advisory services. In compensation for such services, as of December 31, 2025, the Company paid Ps.3,430 million in fees.

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

See “Item 18. Financial Statements and Report of Independent Registered Public Accounting Firm (PCAOB ID 1349)” beginning on page F-1.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

Legal Proceedings

In the ordinary course of our business, we participate as plaintiff and defendant in various types of lawsuits. Our management evaluates the merit of each claim and assesses its possible outcome, recording a reasonable allowance in our financial statements for the contingencies related to the claims filed in the lawsuits against the Company. As of December 31, 2025, we had established provisions in the aggregate amount of Ps. 48,509 million to cover potential losses from such claims and legal proceedings. Except as disclosed below, we are not a party to any legal proceedings or claims that may have a material adverse effect on our financial position or results of operations.

We are not aware of any other contingencies that are reasonably possible and, as of December 31, 2025, there were no losses in excess of the contingencies that we recognized in our Financial Statements as of and for the year ended December 31, 2025.

The most significant legal actions in which the Company is a party involved are detailed below:

-	Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (Case file No. 13563/2009)

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

Prior to the evidentiary period, a review of the procedure by the Tax authorities was ordered in order to issue an opinion on the motion to dismiss for lack of standing filed by Edenor. After the procedure was sent back to the court, the motion was rejected. At the time, the Company filed an appeal against such denial.

In 2020, evidence was produced and briefs were submitted, with the Company’s invoking lack of standing and the termination of the action by lapse of time. The rendering of a decision on the motions filed by the Company has been deferred and will be considered when final judgment is rendered. The action brought by ADDUC (which is detailed below) will be considered together with these actions.

In November 2025, the case was “submitted for decision”. However, prior to the rendering of judgment, the revocation of the plaintiff’s legal status was raised by Resolution 956/2025 of the National Undersecretariat of Consumer Defense and Commercial Loyalty; therefore, the Judge held the submission for decision of this case (and the consolidated one 7885/2010) in abeyance (while the validity of that resolution is under consideration).

At the date of issuance of these consolidated financial statements, this case is pending resolution.

-	Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores — ADDUC (Case file No. 7885/2010)

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

On April 8, 2014, the Court admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the proceedings be sent to the Court hearing the case entitled “Consumidores Financieros Asociación Civil vs Edesur and Another, for breach of contract”.

Prior to the evidentiary period, a review of the procedure by the Tax authorities was ordered in order to issue an opinion on the motion to dismiss for lack of standing filed by the Company, which was rejected.

The Company filed an appeal, which, on October 16, 2020, the National Court of Appeals in Federal Administrative Matters rejected, confirming the decision of the court of original jurisdiction. The case has been brought to trial.

Based on what is mentioned in the second-to-last paragraph of the aforementioned proceedings (Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (13563/2009), at the date of issuance of these consolidated financial statements, the final resolution of this case remains pending.

-	Legal action brought by Consumidores Financieros Asociación Civil para su Defensa (“CFD”) (Case file No. 9119/2022)

On May 4, 2021, CFD brought a class action against the Company in the Court having jurisdiction in Administrative and Tax Matters of the City of Buenos Aires, Clerk’s Office No. 3 of the Judicial Management Office in Consumer Relations, claiming damages allegedly caused to customers by virtue of the Agreement on the Regularization of Payment Obligations entered into in 2019 by the Company, the Energy Secretariat and the Electric Power Market and Renewable Resources Secretariat, and claiming the reinstatement of the penalties set forth therein, plus interest, loss of profit or opportunity and punitive damages.

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

-	Legal action brought by Asociación por la Defensa de Usuarios y Consumidores (Cae file No. 6818/2017)

In October 2017, ADUC filed a complaint against the Company in Court of Original Jurisdiction in Civil and Commercial Federal Matters No. 2, challenging the regulatory requirements relating to customers who request electricity provision under Tariff 2 (medium demand).

The Company has answered the complaint in due time and in proper form, and, as a result, the issue has been joined. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

-	Legal action brought by the Municipality of La Matanza and other plaintiffs (Case file No. 34213-2024)

In September 2024, the mayor of La Matanza, jointly with Asociación Civil DEUCO (Defensa usuarios y Consumidores) brought an action against Edenor in Court in Administrative Matters No. 1 of La Matanza, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting that a precautionary measure be granted, ordering the suspension of electricity rate increases until a predictable electricity rate system with affordable rates is set forth by the Federal Government. On October 1, 2024, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the defendant to refrain from suspending service provision to the users benefiting from the Social Tariff due to non-payment of the electric bill.

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

-	Legal action brought by the Municipality of Morón and other plaintiffs (Case file No. 7 4313-2025)

In January 2025, the mayor of Morón jointly with Asociación Civil sin Fines de Lucro Unión Comerciantes Agüero brought an action against Edenor in Court in Administrative Matters No. 1 of Morón, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting the non-application thereof through the granting of a precautionary measure. On January 15, 2025, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the Company to refrain from suspending service provision to the citizens of Morón district due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, which is pending resolution. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

-	Legal action brought by Asociación de Defensa de los Consumidores y Usuarios de la Argentina and other plaintiffs (Case file No. 17284/2024)

In October 2024, ADCUA, jointly with Unión de Consumidores de Argentina, Asociación de Consumidores y Usuarios de la Argentina, and Asociación Protección Consumidores del Mercado Común del Sur, brought an action against edenor, Edesur S.A., Naturgy Ban S.A., the ENRE, the ENERGAS and the National Industry and Commerce Secretariat (SIyC) in Federal Court in Administrative Matters No. 3 claiming, as the main question at issue, compliance by public service providers with SIyC Resolution No. 267/24, which prohibits the collection through the bill of charges unrelated to the services contracted by the user. In this regard, the plaintiffs requested that a precautionary measure be granted ordering the defendants to re-bill customers and comply with Resolution No. 267/24.

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

On February 18, 2025, the National Court of Appeals in Federal Administrative Matters ordered the remand of the case to the court of original jurisdiction for service on the opposing parties of the assignments of error filed by both the plaintiffs and the defendants, prior to its referral back to the higher court.

Furthermore, on March 6, 2025, Edenor responded to the assignments of error filed by the Federal Government and the plaintiff. Subsequently, the case was referred back to the Court of Appeals

On March 18, 2025, the plaintiff filed a motion with the Court of Appeals to supplement the record with newly discovered facts, citing final judgments that dismissed multiple actions for the protection of a constitutional right (“amparos”) filed by municipalities regarding the application of Resolution 267/2024; as a result, the case was remanded to the court of original jurisdiction. On May 7, 2025, the lower court denied the motion regarding the alleged new facts.

Finally, on July 14, 2025, the case was referred to the Appellate Court so that the appeal filed could be considered.

The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

-	Claim of the City of Buenos Aires Tax Authorities (“AGIP”). Assessment Resolution No. 3417/2017.

On December 5, 2017, AGIP claims alleged differences in the contribution that impacts electric power companies. The difference is based on the content of the contribution’s taxable base, which in the AGIP’s opinion, is made from the Company’s monthly income deriving from sales, without admitting the deduction for the sale of energy to railway companies provided for in the federal laws governing the contribution. The main objections made by the AGIP are the following: a) challenged the tax returns for the 2011-2013 tax periods; b) assessed the resulting tax for the 2011-2013 tax periods, plus interest; c) provided that for the income obtained in connection with the activity of “distribution of electricity and sale services” the Company should pay the aforementioned contribution for the referred to fiscal years at the rate of 6%; and (d) imposed fines.

On January 18, 2018, the Company filed a post-judgement motion for reversal, which was rejected on July 4, 2019. Against this denial, the Company filed an appeal before a higher administrative authority (“recurso jerárquico”). At the date of issuance of these consolidated financial statements, AGIP has issued no resolution in regard to this appeal.

-	Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (Executive Order No. 814/2001) for 12/2011- 11/2019 fiscal periods

The Company, based on the opinion (pronouncements) of its legal advisors in 2011, decided to apply the reduced rate for contributions to the SUSS set forth in section 2, sub-section b) of Executive Order No. 814/2001 as it is a corporation in which the Sustainability Guarantee Fund, managed by the ANSES, holds an interest.

In 2021, following a tax audit, the AFIP issued three resolutions determining differences in contribution rates for the periods from December 2011 to November 2019, rejecting the application of the benefit. The Company appealed these determinations before the Federal Social Security Court of Appeals, supporting its position on the nature of ANSES-FGS as shareholder, its participation on the Board of Directors, the State’s involvement in the Supervisory Committee, and favorable case law precedents in similar cases.

Subsequently, within the framework of the Exceptional Regularization Regime, pursuant to Section 3 of the Law on Tax Measures and Section 35 of AFIP General Resolution No. 5525/2024, Edenor withdrew its claims and, upon payment of the final installment provided therein, the following proceedings were terminated: (i) Edenor S.A. v. AFIP – Challenge of Debt, File No. 20408/2021 (CI 25,329) (OI No. 1,578,472 – tax periods 12/2011 to 12/2016); (ii) Edenor S.A. v. AFIP – Challenge of Debt, File No. 11840/2021 (CI 25,329) (OI No. 1,806,371 – tax periods 01/2017 to 06/2019); and (iii) Edenor S.A. v. AFIP – Social Security Contributions (CI 24,920) (OI No. 1,893,337 – tax periods 07/2019 to 11/2019 – File No. CSS 053731/2022).

At the date of issuance of these consolidated financial statements, Edenor settled the tax amnesty plan in full.

-	National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (Court record No. 16/2020)

In 2021, the ENRE filed a complaint against the Company in connection with the Issuer’s compliance with the “Law on Agreement Renegotiation” concerning discrepancies related to the payment date of certain penalties that were reimbursed to the Company’s users in a timely manner.  The evidentiary period concluded and, on September 18, 2025, the court adopted a procedural measure to clarify and/or supplement the evidence (“medida de mejor proveer”) prior to rendering judgement. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with Edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for discrepancies arising from the payment date of certain penalties included therein.

The Company has answered the complaint, the evidentiary period has concluded, and closing briefs have been submitted, with the case being ready for judgment; however, prior to its submission for judgment, the judge has adopted procedural measures to clarify and/or supplement evidence (“medidas de mejor proveer”), which are currently underway. The Company’s management believes there exist reasonable grounds to believe that Edenor should prevail in this case.

-	AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

The AFIP initiated a verification process to assess differences in connection with the VAT, undocumented outflows and the income tax, at the request of the Court hearing the case entitled “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and other plaintiffs” (Case No. 58258/2017”), for bills issued by certain former Company suppliers, considered in such proceedings to be “usinas mixtas” (companies used as real and fake invoice plants).

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

Subsequently, on August 23, 2024, Courtroom II granted the appeal filed by the ARCA (Argentina’s Revenue and Customs Control Agency), solely regarding the application of the law.

On December 23, 2025, Courtroom I of the Federal High Court of Criminal Appeals (“Cámara Federal de Casación Penal”) rejected the extraordinary appeal on points of law (“recurso de casación”) filed by the private prosecution (ARCA), with costs. As no appeal to the Supreme Court was filed by the latter, the Federal Court’s ruling—that had affirmed the dismissal with prejudice issued by the San Martín Federal Judge—is now final and conclusive.

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

Subsequently, the subject matter of the complaint was considered moot due to the existence of a payment regularization agreement with CAMMESA. Notwithstanding this, Procurar filed an amended complaint to include a new fact. The court ordered that notice of the complaint be served upon the defendants and issued a provisional measure (“medida interina” -specific form of provisional measure granted in disputes in which the Federal Government or a government agency is a party to the case-), directing the defendants to not only ensure, while the 'Almacenamiento AlmaGBA' program is in effect, that the electricity rate schedule fully includes the seasonal prices necessary to cover the cost associated with the Storage Generation Agreement with MEM Distributors for the AMBA, in accordance with the provisions of section 6 of SE Resolution No. 67 dated February 14, 2025, and section 40 of Law No. 24,065, but also refrain, where applicable, from directly and/or indirectly affecting the revenues recognized in favor of Edenor pursuant to the Five-Year Electricity Rate Review, approved by ENRE Resolution No. 304/2025, with additional or incremental costs that are not transferable to tariffs.

Finally, following the submission of the reports required under section 4 of Law 26,854 (Precautionary measures against the State) and the filing of the answer to the complaint on February 20, 2026, the Judge resolved to declare the matter that prompted the filing of the action moot, with each party to bear its own costs.

-	Energy Secretariat vs EDESUR S.A. and other, Proceeding for the Determination of a Claim

On May 10, 2019, the Company and the SE, on behalf of the Federal Government, entered into the Agreement on the Regularization of Obligations. By virtue of this agreement, the Company (i) undertook to pay users certain penalty and compensation amounts relating to the 2006-2016 period; and (ii) agreed to make investments, in addition to those agreed upon in the RTI, to contribute to improve the reliability and safety of the service. In return, the Federal Government partially recognized the claim duly made by the Company, by fully offsetting pending obligations and cancelling penalties payable to the National Treasury. Furthermore, the Company waived any rights to which it may be entitled and abandoned any actions against the Federal Government. As of the date of this annual report, such obligations have been fulfilled by both parties. As of December 31, 2025 the Company has completed the works plan outlined in the agreement and has accordingly settled the penalty liability for an amount of Ps. 99,188 million, impacting the Statement of Comprehensive Income by Ps. 30,520 million.

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

On February 10, 2025, the Argentine Government filed a new claim on the same terms as described above. On September 11, 2025, the Company counterclaim against the Argentine Government seeking for a compensation for damages. As agreed by the parties and submitted to court, the claim has been suspended until April 27, 2026.

-	ENRE vs EDENOR, Summary Proceedings in connection with Resolution No. 198/18

The Company must meet certain quality standards that are monitored by the ENRE on a semiannual basis. In the framework of this regulatory system, when those quality standards are not met, the ENRE imposes fines and penalties. All the fines and penalties are paid in due time. In this particular case, the ENRE imposed an additional penalty on the Company that was not included among those provided for under the original regulatory framework; therefore, the Company filed an appeal to the Supreme Court, arguing that such penalty was imposed based on a number of service quality-related concepts for which the Company had already been penalized, thereby constituting a duplication of concepts. These proceedings, which are pending in Federal Court in Fiscal Enforcement Matters No. 5, Clerk’s Office No. 17, refer to the quality of the technical service provided to Company users between March and August 2024. On July 18, 2025, judgment was rendered against the Company, which is final. As of December 31, 2025, the Company has recorded a provision for this action in the amount of $ 6,426, plus expenses and legal costs.

At the date of issuance of these consolidated financial statements, a payment plan for principal and interest—calculated at the Banco de la Nación Argentina lending rate—has been agreed upon, payable in thirty equal, monthly, and consecutive installments.

-	Sua Sponte Assessment of the Personal Assets Tax – Resolution No. 154/2025

On September 29, 2025, the Tax Collection and Customs Control Agency (ARCA) notified the Company -through Resolution No. 154/2025 (DV RRGC)- of a sua sponte assessment of the Personal Assets Tax - Shares and Equity Interests for the 2019 Fiscal Period in the amount of $ 34. This assessment has been appealed by Edenor before the National Tax Court, on the basis of solid grounds that support the Company's position.

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

As of December 31, 2025, we have 30,772,779 treasury shares. The acquisition cost of such shares in the market, in accordance with the provisions of Title IV, Chapter III, article 3.11.c of the CNV’s Rules, restricts the amount of the realized and liquid gains that we may distribute to our shareholders.

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

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2024
First Quarter	1330.00	790.00	20.29	14.85
Second Quarter	1135.00	860.00	20.20	15.78
Third Quarter	1540.00	993.00	25.20	14.80
Fourth Quarter	2765.00	1325.00	49.23	21.68

Period	High	Low	High	Low
2025
First Quarter	2,765.00	1,955.00	47.00	30.54
Second Quarter	2,180.00	1,595.00	36.94	24.07
Third Quarter	2,075.00	1,166.00	31.31	15.18
Fourth Quarter	2,717.50	1,172.00	35.71	15.01

	Buenos Aires Stock Exchange		New York Stock Exchange
	Pesos per Share		U.S. Dollars per ADS
Period	High	Low	High	Low
2025
November	2,652.50	2,255.00	35.25	29.73
December	2,717.50	2,319.00	35.71	29.96
2026
January	2,463.00	2,008.00	32.66	26.33
February	2,244.00	1,832.00	30.10	25.69
March	2,249.00	1,867.00	30.02	25.35

THE ARGENTINE SECURITIES MARKETS

Trading on the Mercado de Valores de Buenos Aires

Trading in the Argentine securities market

Pursuant to the provisions of the CML, securities market in Argentina is comprised of several markets that require authorization from the CNV to operate (the “Authorized Markets”), including the BYMA, the A3 Mercados S.A. (“A3 Mercados”) and the Mercado Argentino de Valores S.A. The CML allows the authorized Markets to delegate certain of its duties and rights as a market to other qualified entities, as previously authorized by the CNV. Securities listed on these exchanges include corporate equity, bonds and government securities.

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

Securities may also be listed and traded through over-the-counter market brokers who are linked to an electronic reporting system. The activities of such brokers are controlled and regulated by A3 Mercados, an electronic over-the-counter market reporting system established in December 2024 through the merger of Mercado Abierto Electrónico S.A. (MAE) and Matba Rofex S.A. It operates independently from the BYMA. Under an agreement between the BYMA and the A3 Mercados, trading in equity and equity-related securities is conducted exclusively on the BYMA and trading in corporate debt securities is conducted on both the S&P MERVAL/BYMA) and the A3 Mercados. Trading in Argentine Government securities, which are not covered by the agreement, may be conducted on either or both of the BYMA and the A3 Mercados. The agreement does not extend to other Argentine exchanges.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 26,831 (as amended), as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine insurance companies are regulated by a government agency, the Superintendencia de Seguros de la Nación, whereas financial institutions are regulated primarily by the Central Bank.

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

The UIF issued Resolution No. 21/2018, which was replaced by Resolution UIF No. 78/2023 and subsequently amended (“AML legislation in the Capital Market Sector”). The AML legislation in the Capital Market Sector establishes certain procedures that must be followed by the authorized agents of the CNV involved in the placement, intermediation and public offering of securities (the “Obliged Subjects in the Capital Market Sector”) in order to prevent, detect and report (within the deadlines established) the acts, transactions or omissions that may arise from the commission of money laundering and terrorist financing crimes in the capital market sector. Additionally, the AML legislation in the Capital Market Sector introduced general guidelines to identify different types of customers (including a distinction between frequent, casual and inactive customers), the requested information, the documentation to be kept and the procedure to detect and report – within the established deadlines – all suspicious transactions.

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

On the other hand, with the issuance of Resolution No. 78/2023, as amended, the responsibility of the Obliged Subjects in the Capital Market Sector has been included in order to identify and evaluate the risks that they are exposed to and, as a result, to adopt administrative measures for mitigating them, in order to more effectively prevent money laundering. In accordance with this standard, the Obliged Subjects in the Capital Market Sector must have KYC policies, which must be applied according to the risk rating resulting from the implemented risk model.

On October 14, 2016, the UIF issued Resolution No. 135/2016 (as amended by Resolution No. 66/2023), which strengthened regulations regarding the international exchange of information between similar authorities which may enter into agreements or memorandum of understanding as well as to the foreign public bodies that are members of the Egmont Group of Financial Information Unit or the Asset Recovery Network of the Financial Action Task Force of Latin American (GAFILAT).

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

In November 2018, the UIF published Resolution No. 134/18, which updates the list of persons that should be considered “politically exposed persons” (“PEP”) in Argentina, considering the functions they perform or have performed, as well as its relationship of closeness or affinity with third parties who perform or have performed in such functions. Also, during 2019, the UIF issued Resolution No. 15/2019, which modified the PEP list and Resolution 128/19 established that foreign PEPs will be considered high risk and therefore subject to reinforced due diligence measures, with some exceptions. In addition, during 2023, the UIF issued Resolution No. 35/2023, which repealed Resolution No. 134/2018, establishing a new regulatory framework for PEPs.

On March 31, 2026, the UIF published Resolution No. 35/2026, by which certain amendments were made regarding the exchange of information on the prevention of money laundering, terrorist financing, and the financing of the proliferation of weapons of mass destruction (ML/TF/FP) between the BCRA, the CNV, the SSN, and the National Institute of Associativism and Social Economy (referred to as specific supervisory agencies) or between these agencies and agencies performing functions similar to those mentioned in other countries (referred to as foreign similar agencies). For more information, you should seek advice from your legal counsel and read the applicable rules mentioned herein, including their amendments, which can be found at the following websites: www.infoleg.gov.ar, the UIF’s website: www.uif.gov.ar and the Central Bank’s website: www.bcra.gov.ar. The information contained on these websites is not part and shall not be deemed incorporated into, this annual report.

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

Furthermore, the Integrity Program is periodically monitored by the Board of Directors to identify the existence of improvement opportunities or necessary updates. The Board of Directors has defined that the Ethics and Corporate Governance Committee will be responsible for the implementation of the Integrity Program.

Item 10.	Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Set forth below is a brief summary of certain significant provisions of our by-laws and Argentine law. This description does not purport to be complete and is qualified by reference to our by-laws, which have been filed as an exhibit to this annual report.

On March 18, 2024 the Board of Director convened a shareholders’ meeting to consider, among other matters, the amendment of Articles 4 (corporate purpose), 16 (extraordinary shareholders’ meetings), and 25 (operation of Board of Directors). The shareholders’ meeting was held on April 25, 2024.

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

The following is a summary of the main measures currently in force regulating inflows and outflows in the Argentine Free Exchange Market (“MLC” for its Spanish acronym). Following the significant liberalization implemented in April 2025 through Communication “A” 8226 of the Central Bank, effective April 14, 2025, the prior exchange controls known as the “cepo” foreign exchange controls have been substantially lifted. As of the date of this annual report, foreign exchange regulations have been (i) extended indefinitely, and (ii) consolidated in a single set of regulations, Communication "A" 8,307, as subsequently amended and supplemented from time to time through BCRA's communications.

Economic Program Phase 3 — New Exchange Rate Regime

On April 11, 2025, the Argentine government announced the beginning of Phase 3 of its economic program. The Central Bank implemented a floating exchange rate regime within a band system, replacing the prior exchange controls known as the “cepo” foreign exchange controls. The Ps./U.S.$ exchange rate now floats freely within a band of Ps.1,000–Ps.1,400 per U.S.$1, with both limits adjusting at 1% per month. The Central Bank intervenes only at the band limits. The ”dólar blend” (80/20) export settlement program has been eliminated; exporters must now settle 100% of proceeds in the MLC.

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

Moreover, local residents are required to file an affidavit certifying: (i) that, the customer has not performed security sales transactions with settlement in foreign currency, transferred securities to depository institutions abroad, exchange securities for other external liquid assets nor purchased foreign securities in the country with pesos during the 90 (ninety) calendar days preceding the access to the MLC and that it undertakes not to carry out those transactions during the following 90 calendar days; and (ii) in the case of legal entities, (a) the identity of the individuals or legal entities exercising direct control over the customer, and (b) that, on such date and during the previous 90 (ninety) calendar days, the customer has not transferred in the country any local currency funds or other liquid local assets, to any individual or legal entity exercising direct control over them, except for those directly associated to regular transactions between residents for the acquisition of goods and/or services. Note that transactions carried out on or before April 11, 2025 will not be counted for purposes of the affidavit going forward.

In addition, to access the MLC the client must not be included in (i) the ARCA’s database of apocryphal invoices or documents; and (ii) the list of individual tax IDs (CUIT) registering inconsistent transactions provided and updated by the Central Bank. If the client is included in the referred list, the intervening financial institution must reinforce the control measures to ensure the reasonableness and genuineness of the transactions.

Individual Residents

As of April 14, 2025, the following restrictions have been fully eliminated for individual residents: the U.S.$ 200 per month purchase limit; all restrictions linked to government assistance received during the COVID-19 pandemic (subsidies, public employment, etc.); and the minimum holding period (“parking”) for securities transactions. ARCA has also eliminated the advance tax withholding (percepción impositiva) on foreign currency purchases in the MLC, maintaining it only for tourism-related expenses and credit card payments abroad.

As of December 9, 2025, the Central Bank issued Communication “A” 8361, which introduced a change in the operation of the MLC, introducing a cross-market restriction for individual residents, with certain exceptions, that imposes a 90-day period during which purchasers of MEP or CCL dollars (financial dollars obtained via the stock exchange) are prohibited from operating with official dollars, and vice versa.

Payments of imports and other purchases of goods abroad

Access to the MLC for the payment of imports of goods is subject to several limitations.

From the reimposition of exchange controls in 2019 until February 26, 2025 imports of goods and services were subject to the requirement of obtaining a prior approval by the Commerce Secretariat and Argentina’s federal tax authority (ARCA, formerly AFIP) through various systems. Initially the Import Integral Monitoring System (SIMI for its Spanish acronym) and subsequently through by the Import System of the Argentine Republic (“SIRA” for goods) and Service Import System of the Argentine Republic (“SIRASE” for services) and, finally, through the Import Statistical System (SEDI). This prior approval requirement was eliminated on February 26, 2025.

For imports of goods and services made before December 12, 2023, the foreign exchange regulations established that access to the official foreign exchange market to make payments related to such imports (goods or services) will be subject to previous authorization from the Central Bank. Section 10.11 establishesthe requirements for importers who had outstanding foreign indebtedness for the import of goods with customs entry registration up to December 12, 2023 or for services effectively rendered or accrued as of such date (“Outstanding Import Stock”), to subscribe Bonds for the Reconstruction of a Free Argentina (“BOPREAL”, for its acronym in Spanish).

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

Section 4.8.6 of the FX regulations establishesthat if customers complete a sale operation with a repurchase obligation using BOPREAL acquired in primary bidding, the following conditions must be met: (i) the sale of BOPREAL at the origin of the transaction should not be considered for purposes of preparing the affidavit provided for in the Foreign Exchange Regulations, in line with the provisions of the first paragraph of Section 4.7.2; (ii) this sale will not enable the customer to conclude BOPREAL transactions for the difference between the value obtained from the sale and the nominal value of BOPREAL; and (iii) once the customer has regained possession of BOPREAL, the securities will be treated in the same way as those acquired in the primary bidding.

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

Import of Services: Services rendered between unrelated parties can be paid as of the date the service is provided or accrued; services rendered between related parties can be paid after 90 days from the date the service was provided or accrued, if that date was on or after April 14, 2025, or 180 days, from the date the service was provided or accrued, if that date is prior to April 14, 2025.

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

Payments of principal of and interest on external financial indebtedness

Access to the MLC for the cancellation of principal and interest services under debt securities registered outside Argentina and other foreign financial indebtedness is allowed, provided that the following requirements set forth in Section 3.5 of the Foreign Exchange Regulations are met:

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
(viii)	the portion subscribed with foreign currency in Argentina of issues of debt securities publicly registered abroad, made as from February 5, 2021, to the extent that all the following conditions are satisfied: (i) the debtor evidences that before the issue of the debt securities it made exports or that the placement proceeds were used to satisfy external commitments (if the debtor is unable to comply with at least one of these conditions, the issue must have obtained the Central Bank’s prior approval); (ii) the average life of the debt securities is at least five (5) years; (iii) the first payment of principal takes place no earlier than three (3) years after the issue date; (iv) the local subscription does not exceed 25% of the total subscription amount; and (v) as of the MLC access date, all the funds subscribed abroad and in Argentina must have been settled in the MLC.
(b)	If applicable, evidence should be provided that the transaction was reported in the most recent filing made under the Survey of External Assets and Liabilities Regime.
(c)	Additionally, pursuant to the Foreign Exchange Regulations, access to the Foreign Exchange Market to make transfers abroad for the payment of principal on debt securities issued on or after November 8, 2024, may occur no earlier than 3 business days prior to the relevant principal or interest payment only after the minimum waiting periods from the date of issuance have elapsed: (i) 12 months, if the security was issued between November 8, 2024 and April 20, 2025; (ii) 6 months, if the security was issued between April 21, 2025 and May 15, 2025; and (iii) 18 months, if the security was issued as from May 16, 2025. Access to the Foreign Exchange Market to make such payments more than three days in advance of the due date is, as a general rule, subject to the BCRA’s prior authorization.

(d)	Access to the MLC occurs on a date that is not earlier than 3 (three) business days before the maturity date of the applicable principal or interest payment. The Central Bank’s previous consent will be required to access the MLC on an earlier date, unless the debtor falls under the scope of any of the following events, and all the conditions set forth in each case are met:
(i)	Prepayment of principal and interest simultaneously with the settlement of new external financial indebtedness:
•	The prepayment must be made simultaneously with funds settled under a new financial indebtedness disbursed as from October 17, 2019.
•	The new indebtedness has a longer average life than the average life of the outstanding balance being prepaid.
•	The aggregate principal payments of the new indebtedness shall at no time exceed the aggregate principal payments of the debt being cancelled.
(ii)	Prepayment of interest under a process of debt securities exchange:

•	The prepayment must be made in the context of a process of a debt securities exchange issued by the client;
•	The prepaid amount corresponds to interest accrued as of the exchange closing date;
•	The average life of the new debt securities is longer than the remaining average life of the exchanged securities; and
•	The cumulative amount of the principal payments under the new securities may not exceed at any time the amount of the principal payments under the exchanged title.
(iii)	Prepayment under a refinancing process carried out pursuant to the provisions of Section 3.17 of the restated text of the Central Bank regulations:
•	Prepayment of principal and/or interest occurs in the context of a debt refinancing process that satisfies the conditions set forth in Section 3.17;
•	Access to the MLC occurs within 45 (forty-five) calendar days before the maturity date;
•	The interest amount paid does not exceed the amount of interest accrued on the refinanced indebtedness until the refinancing’s closing date; and
•	The cumulative amount of principal payments under the new indebtedness does not exceed the cumulative amount of the principal payments under the refinanced indebtedness.

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

In 2025, entities may access the MLC without prior BCRA approval to pay compensatory interest accrued from January 1, 2025 onwards on financial debts with related parties abroad.

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

Subject to certain exceptions, until December 31, 2024, prior approval from the BCRA will be required for access to the foreign exchange market for the repayment of principal and interest on financial indebtedness abroad when the creditor is a related party for the debtor. However, the BCRA's prior approval is not required: (i) in case of local financial entities' own transactions; (ii) in case of a financial indebtedness abroad with an average life of not less than 6 months and the funds have been deposited and settled in the Foreign Exchange Market as from April 21, 2025; (iii) in case of external financial indebtedness abroad with an average life of not less than two years and the funds have been deposited and settled through the Foreign Exchange Market between October 2, 2020 and April 20, 2025; (iv) for the payment of compensatory interest accrued after January 1, 2025 on the remaining original value of financial debts with related foreign counterparties (penalty or other equivalent interest that accrues from January 1, 2025 will still be subject to the prior approval requirement); (v) if the customer is a Single Project Vehicle ("SPV") adhering to the RIGI that pays off capital or interest on foreign financial debt within the framework of the provisions of point 14.2.1 of the Foreign Exchange Regulations; (vi) the indebtedness has an average life of not less than 2 years; and (vii) the payment is to be made simultaneously with the settlement for an amount not less than the interest amount for which access to the Foreign Exchange Market is granted for: (a) new financial borrowings included in section 3.5. of the Foreign Exchange Regulations with an average life of no less than 2 years and which include at least 1 year of grace for the payment of principal, in both cases counted from the date on which access to the Foreign Exchange Market is granted; or (b) new direct investment contributions from non-residents.

Through Communication “A” 8390, the BCRA replaced Section 3.6.4.6 of the foreign exchange regulations. Pursuant to such amendment, access to the local foreign exchange market is permitted without the prior approval of the BCRA for the prepayment of principal and accrued interest of (i) securities covered under Section 3.6 of the foreign exchange regulations, or (ii) foreign currency financings granted by local financial institutions that were not extended from foreign credit lines, provided that such prepayment is made simultaneously with the settlement of the funds arising from the issuance of a new security also covered under Section 3.6 of the foreign exchange regulations, among other requirements.

Additionally, Communication “A” 8390 included a new section 3.6.4.X which provides that access to the local foreign exchange market is permitted without the prior approval of the BCRA for the prepayment of principal and accrued interest of (i) securities covered under Section 3.6 of the foreign exchange regulations, or (ii) foreign-currency financings granted by a local financial institution that were not extended from a foreign credit line, provided that such prepayment is made simultaneously with the settlement of a new foreign-currency financing from a local financial institution, among other requirements.

Dividends and Profit Remittances

Legal entities may remit dividends and profits to non-resident shareholders through the MLC without prior Central Bank approval, provided such dividends correspond to profits recognized in annual audited financial statements for fiscal years commencing on or after January 1, 2025. For dividends corresponding to prior fiscal years and commercial debts prior to December 12, 2023, the BCRA is developing a new series of BOPREAL bonds, which may be acquired in pesos and used to settle such obligations abroad.

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

Although there is no income tax treaty between Argentina and the United States, the tax authorities of the two countries have signed an Information Exchange Agreement. Said data exchange will be automatically between the two countries, of Argentine or American citizens who have assets in the other jurisdiction, with the aim of dismantling eventual tax evasion and avoidance maneuvers through concealment or under-declaration of assets. On December 5, 2022, Argentina and the United States signed the 2022 Tax Agreement for the automatic exchange of financial account information, which entered into force on January 1, 2023 and remains in force as of the date of this report.From now on, Argentine financial entities will have to submit once a year to the Argentine tax authority, the identification of the account holder, the balance or value of the account at the end of the calendar year or at the immediately preceding moment if it was closed, and interest or dividends earned on those investments. The procedures differ depending on whether or not they are pre-existing accounts on the date of entry of the agreement, whether they belong to individuals or legal entities, and the amount of the balances.

Said information must be submitted by financial entities until June 30 of the year following the one to which the report corresponds. In this way, the agency will send the information to the Internal Revenue Service (IRS) until September 30 of each year.

In a similar way, tax information related to Argentines who have assets in that country will be received by its U.S. counterpart.

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

In the case the foreign beneficiaries reside in or the funds arise from “non-cooperating jurisdictions”, the exemption will not apply and income will be subject to income tax rate of 31.5% on the gross sale price.

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

On December 9, 2019, the official list of "“non-cooperating"” jurisdictions for tax purposes was published by means of Decree No. 682/19. Argentine tax authorities are required to report any news to the Ministry of Finance to modify this list:

1.	Brecqhou;
2.	State of Eritrea;
3.	Vatican City State;
4.	State of Libya;
5.	Plurinational State of Bolivia;
6.	Ascension Island;
7.	Sark Island;
8.	Saint Helana Island
9.	Solomon Islands;
10.	Federated States of Micronesia;
11.	Kingdom of Bhutan;
12.	Kingdom of Cambodia;
13.	Kingdom of Lesotho;
14.	Kingdom of Tonga;
15.	Kyrgyz Republic;
16.	Arab Republic of Egypt;
17.	Syrian Arab Republic;
18.	People’s Democratic Republic of Algeria;
19.	Central African Republic;
20.	Cooperative Republic of Guyana;
21.	Republic of Angola;
22.	Republic of Belarus;
23.	Republic of Burundi;
24.	Republic of Côte d’Ivoire;
25.	Republic of Cuba;
26.	Republic of the Philippines;
27.	Republic of Fiji;
28.	Republic of the Gambia;

29.	Republic of Guinea;
30.	Republic of Equatorial Guinea;
31.	Republic of Guinea-Bissau
32.	Republic of Haiti;
33.	Republic of Honduras;
34.	Republic of Iraq;
35.	Republic of Kiribati,
36.	Republic of the Union of Myanmar;
37.	Republic of Madagascar;
38.	Republic of Malawi;
39.	Republic of Mali;
40.	Republic of Mozambique;
41.	Republic of Nicaragua;
42.	Republic of Palau;
43.	Republic of Sierra Leone;
44.	Republic of South Sudan;
45.	Republic of Suriname;
46.	Republic of Tajikistan;
47.	Republic of Trinidad and Tobago;
48.	Republic of Uzbekistan;
49.	Republic of Yemen;
50.	Republic of Djibouti;
51.	Republic of Zambia;
52.	Republic of Zimbabwe;
53.	Republic of Chad;
54.	Republic of Niger;
55.	Republic of Sudan;
56.	Democratic Republic of Sao Tome and Príncipe;
57.	Democratic Republic of Timor-Leste;
58.	Republic of the Congo;
59.	Democratic Republic of the Congo;
60.	Federal Democratic Republic of Ethiopia;
61.	Lao People’s Democratic Republic;
62.	Democratic Socialist Republic of Sri Lanka;
63.	Federal Republic of Somalia;
64.	Federal Democratic Republic of Nepal;
65.	Gabonese Republic;
66.	Islamic Republic of Afghanistan;
67.	Islamic Republic of Iran;
68.	People’s Republic of Bangladesh;
69.	Democratic People’s Republic of Korea;

70.	Togolese Republic;
71.	United Republic of Tanzania;
72.	British Overseas Territory Pitcairn; Henderson, Ducie and Oeno Islands;
73.	Tristan de Cunha
74.	Tuvalu;

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

On July 11, 2024, Decree No. 603/2024 was published in the Official Gazette, whereby the National Executive Power amended Section 24 of the Regulatory Decree of the Income Tax Law Decree No. 862/2019) with the changes introduced by decree, the following jurisdictions are removed from the list of non-cooperative jurisdictions: Burkina Faso, Independent State of Papua New Guinea, Republic of Benin, Republic of Rwanda and the Socialist Republic of Vietnam.

The provisions of these decrees came into force upon their respective publication in the Official Gazette and are applicable to tax periods beginning on or after that date (i.e., January 27, 2023, and July 11, 2024).

In such scenarios, according to AFIP General Resolution No. 4,227, the income tax should be withheld and paid to the ARCA, under the following procedures: (i) in case the securities were sold by a foreign beneficiary, through an Argentine stock exchange market, the custodian entity should withhold and pay the tax if it is involved in the payment process; if it is not involved in the payment process but there is an Argentine buyer involved, the Argentine buyer should withhold the income tax (ii) in case the securities were sold by a foreign beneficiary, but not through an Argentine stock exchange market and there is an Argentine buyer involved, the Argentine buyer should withhold the income tax; and (iii) when both the seller and the buyer are foreign beneficiaries and the sale is not performed through an Argentine stock exchange market, the person liable for the tax shall be the legal representative of the seller of the shares or securities being transferred or directly by the seller, in the event that there was no local legal representative. In this case, the payment shall be made through an international bank via wire transfer to the ARCA. Holders are encouraged to consult a tax advisor as to the particular Argentine income tax consequences derived from the holding and disposing of ADSs or Class B Shares.

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

Pursuant to Law 27,630 the income tax rate applicable to Argentine Entities is amended, establishing a progressive tax rate system from 25% to 35% depending on the accumulated taxable net income detailed below:

Net accumulated profit (full figures)		Pay Ps. (full figures)%		On surplus in Ps. (full figures)
over Ps.	to Ps.
0	101,679,575.26	0	25%	0
101,679,575.26	1,016,795,752.62	25,419,893.82	30%	101.679.575,26
1,016,795,752.62	onwards	299,954,747.02	35%	1.016.795.752,62

* Scale applicable to fiscal year beginning on January 1, 2025. Amounts are updated semiannually in January and July based on the CPI variation of the prior semester, as per INDEC.

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

Pursuant to Law 27,630 the income tax rate applicable to Argentine Entities is amended, establishing a progressive tax rate system (rates from 25% to 35% depending on the accumulated taxable net income) and the application of a 7% withholding rate to any dividend or profit made by said subjects to Argentine resident individuals and Foreign Beneficiaries generated as from January 1, 2018, inclusive, disregarding the tax period when the respective dividend or profit is made available for said shareholders. Said modifications will take effect from the fiscal periods beginning as of January 1, 2021.

New Simplified Income Tax Regime (2025)

ARCA implemented a voluntary simplified income tax filing regime for individual residents pursuant to Resolution No. 5,704/2025, available from June 1, 2025. Under this regime, individual taxpayers validate information pre-populated by ARCA without the need to declare personal consumption or net worth variation. Only income earned and deductible expenses are reported. This regime applies to individuals only and does not affect Argentine entities.

Dividends tax

With 27.430 Law and after the amendments introduced by 27.541 Law and 27.630 Law, the net income of individuals, undivided estates and Beneficiaries Abroad derived from dividends and profits distributed by Argentine Entities began to be taxed. The applicable rate is 7%.

Such tax must be withheld by the entities paying such dividends and profits.

General Resolution (ARCA) No. 5060 adjusts the rate applicable to the dividend and profit withholding regime within the framework of the amendments introduced in the income tax by Law 27,630, among other matters.

For the preceding fiscal years, the 30% rate was applicable to capital gains obtained by Argentine entities, while the rate for dividends and similar profits distributed by such entities will be 7%, regardless of the fiscal period in which such dividends and profits are made available.

The article 20 of the Income Tax Law defines as low or no-tax countries those whose tax rate is lower than 60% of the Argentine corporate rate. By replacing a single rate with a progressive scale, Law 27,630 defines that for purposes of determining this limit, the lowest rate of the scale (i.e. 25%) must be considered.

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

On the other hand, Decree 621/2021 provides a definition of those instruments in local currency included in the second paragraph of paragraph h) of Article 26 of the Income Tax Law, incorporating an article after Article 80 of the regulatory decree of the Income Tax Law. With respect to dividends paid to shareholders residing abroad, such withholding may be reduced by a tax treaty between Argentina and their country of residence. See “Item 10. Additional Information—Taxation—Tax Treaties” below.

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

In addition, for exports of goods with known prices and with the intervention of an intermediary (either related or located in “non-cooperating” or low or no tax jurisdictions), the Law requires the Argentine exporter to file with ARCA the agreements supporting the transactions.

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

The Personal Assets Tax is calculated by reference to market value, in the case of negotiable securities listed on any market, or to the acquisition cost plus the interest accrued and unpaid and exchange rate differences, in the case of negotiable securities not listed on public markets, in both cases as of December 31 of each year. Assets are taxable when the aggregate value thereof exceeds the total amount of Ps. $ 384,728,044.57 in the 2025 tax period.

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

In such cases, the law imposes on the Argentine private issuer the obligation to pay the PAT, as a substitute taxpayer, at the rate of 0.5%; authorizing the recovery of the paid amount, without any limitation, by means of withholding or execution of the assets that gave rise to the payment. The National Executive Power Decree No. 127, dated February 9, 1996, as well as the General Resolution (AFIP) No. 2151/06 establish that the substitute taxpayer and, therefore, the entity issuing such securities will be the one obliged to pay the tax.

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

The Fiscal Measures Act reduces tax rates to a range of 0.5% to 1.5%, until the end of 2023. Between 2024 and 2026, only two rates will be in force, between 1.25% and 1.50%, and as from 2027, a single rate of 0.25%. Additionally, a prepayment regime with preferential rates and fiscal stability until 2038 and benefits for compliant taxpayers are introduced

A Special Regime for Income from Personal Assets Tax (REIBP) is created, allowing voluntary prepayment until fiscal year 2027, with an unified reduced rate of 0.45%. Participants adhering to the tax amnesty regime can apply for REIBP with a unified rate of 0.5% and are exempted from filing and payment obligations for fiscal years 2024–2027.

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

In order to obtain certain exemptions and/or reductions in the rate of this tax, it may be necessary to register the bank accounts with the tax authority (ARCA) in accordance with the provisions of General Resolution AFIP No. 3900/2016.

Act No. 27,702 (promulgated and published in the Official Gazette on November 30, 2022) extended this tax until December 31, 2027, inclusive.

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

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, , United Arab Emirates, United Kingdom, Turkey Austria and Uruguay (through an information exchange treaty that contains clauses for avoidance of double taxation). In addition, Argentina has signed tax treaties with Luxembourg, and Japan, but they are still pending to approval by the Argentine Congress. Foreign shareholders located in certain jurisdictions with a current tax treaty with Argentina may be exempt payment of personal property tax.

The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”), under the OECD framework has been approved by Law No. 27,788 and ratified by Argentina on September 29, 2025. The MLI will apply to certain taxable events occurring on or after January 1, 2026, and could alter enforcement of tax treaties to avoid double taxation concluded by Argentina with other countries that have also signed the MLI.

On December 5, 2022, Argentina and the United States signed an agreement for the automatic exchange of financial information (the “2022 Tax Agreement”). The object of the 2022 Tax Agreement is the reciprocal exchange, for tax purposes, of information regarding accounts opened in financial institutions by residents of either country. The 2022 Tax Agreement entered into force on January 1, 2023 and remains in force as of the date of this annual report.

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

In particular, the U.S. Government will obtain and exchange with the ARCA the following information with respect to Argentine reportable accounts:

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

Instead, the obligation of the United States to obtain and exchange with Argentina information relating to Argentine reportable accounts shall take effect on the day on which the competent authority of the United States, the Secretary of the Treasury or his delegate, provides a written notification to the competent authority of Argentina, the ARCA or his delegate, when it is satisfied that Argentina has in place: (i) appropriate safeguards to ensure that the information received pursuant to the 2022 Tax Agreement shall remain confidential and be used solely for tax purposes, and (ii) the infrastructure for an effective exchange relationship (including established processes for ensuring timely, accurate, and confidential information exchanges, effective and reliable communications, and demonstrated capabilities to promptly resolve questions and concerns about exchanges or requests for exchanges and to administer the provisions of article five of the 2022 Tax Agreement related to collaboration on compliance and enforcement).

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

United States Federal Income Tax Considerations

This summary describes certain U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to a holder only if such holder holds the ADSs as capital assets for U.S. federal income tax purposes. This summary does not address the Medicare tax on net investment income, the alternative minimum tax or the special timing rules prescribed under section 451(b) of the Internal Revenue Code of 1986, as amended. This summary also does not apply to investors that are members of a class of holders subject to special rules, such as:

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

Subject to certain exceptions for short-term (60 days or less) positions, the U.S. Dollar amount of dividends received by an individual U.S. holder in respect of ADSs generally will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 and 2025 taxable years. In addition, based on our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2026 taxable year. Based on existing guidance, it is not entirely clear whether dividends received with respect to the Class B Shares underlying ADSs will be treated as qualified dividends, because the Class B Shares underlying the ADSs are not themselves listed on a U.S. exchange. U.S. holders should consult their tax advisors regarding the availability of the preferential dividend tax rates in light of their particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, unless a U.S. holder that receives the distribution has the right to receive cash or property, in which case the U.S. holder will be treated as if it received cash equal to the fair market value of the distribution.

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

Specified Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Investors should consult their own tax advisors concerning the application of these rules to their particular circumstances.

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

Foreign Currency Risk

Our cash, deposits and financial assets, sovereign bonds and negotiable instruments denominated in U.S. Dollars amounted to U.S.$ 463.2 million as of December 31, 2025.

As of December 31, 2025, the potential loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates, after giving effect to the impact of the change on our assets and liabilities denominated in foreign currency as of December 31, 2025, was approximately Ps.28,459 million.

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

The table below shows the breakdown of the Company’s loans according to interest rate and the currency in which they are denominated:

	Year ended December 31,
	2025	2024
	(in millions of Pesos)
Fixed rate
Less than 1 year	420,539	91,767
From 1 to 2 years	-	129,177
From 2 to 5 years	653,997	337,748

Sobtotal loans at fixed rates:	1,074,536	558,692

Floating rate
Less than 1 year	59,201	56,266
From 1 to 2 years	50,556	-
Sobtotal loans at floating rates:	109,757	56,266
Total loans	1,184,293	614,958

	Year ended December 31,
	2025	2024
	(in millions of Pesos)
Argentine peso	263,656	131,615
US dollars	920,637	483,343
Total loans	1,184,293	614,958

Item 12.	Description of Securities Other than Equity Securities

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

Our management has evaluated, under the supervision of our chief executive officer and chief financial officer, the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of December 31, 2025.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Company's disclosure controls and procedures were effective as of December 31, 2025.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025. Attestation Report of the Registered Public Accounting Firm. Attestation Report of the Registered Public Accounting Firm

c)	Remediation plan of the previously identified material weakness

Regarding the last-year reported material weakness in the deferred tax calculation process, the Company took remedial action to optimize and strengthen the procedures for collecting, analyzing, and applying tax criteria to determine the asset position in accordance with tax regulations. New joint control was implemented between the Accounting and Tax departments. Also, additional information on the calculation and control of deferred taxes was provided to employees in the departments through participation in the monthly regulatory update meetings of the Argentine Association of Tax Studies, as well as through internal training sessions. The remediation plan regarding the previously identified material weakness was fully implemented during fiscal year 2025.

d)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, as stated in their report which appears herein.

e)	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2025, except as mentioned in section c) above, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended December 31,
	2025	2024
Audit fees	693	759
Audit-related fees	518	507
Total	1,211	1,266

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

The Company does not have a share-based incentive plan. The last incentive plan was created in 2016, and in 2017 was approved by shareholders, allocating all the treasury shares acquired at such date. As of December 31, 2025, there were 30,772,779 Class B Shares.

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

Item 16 I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16 J. Insider Trading Policies

The Company has implemented a securities trading policy aimed at ensuring compliance with applicable Argentine and U.S. laws and regulations regarding insider trading and the use of material non-public information. The policy applies to directors, officers, employees and other individuals with access to such information, and establishes rules and procedures governing trading with the Company’s securities, including restrictions during blackout periods, pre-clearance requirements, and prohibitions on the misuse or disclosure of inside information. The policy is designed to promote transparency and integrity in the trading of the Company’s securities and to prevent any undue advantage derived from the use of privileged information. The Insider Trading Policy is filed as Exhibit 19 to this annual report.

Item 16 K. Cybersecurity

Risk Management and strategy

We have a risk management model (the “Risk Management Model”) in place, which constitutes a central component of our organization’s culture and is integrated across all levels, activities, processes and projects of the Company. It is also integrated with our management and internal control systems in order to achieve organizational effectiveness and efficiency, support informed decision-making, and facilitate the attainment of strategic objectives. It is aligned with internationally recognized standards and best practices, including ISO 31000:2018, COSO 2013 and COSO-ERM 2017.

Our current Risk Management Model has 2 levels:

• Level 1 - Strategic: risks that could arise from business decisions, the implementation or the ability to respond to industry/market changes. Regarded as high-level risks and the Senior Management’s responsibility, their impact often affects the Company in general.

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

The identified risks are analyzed and assessed based on their likelihood of occurrence and potential impact, in order to determine their severity/criticality. Additionally, control activities in place are identified and complementary mitigating actions are defined, assigning responsibilities for their implementation and monitoring.

The Risk Management Model is based on an iterative approach. Therefore, we constantly monitor the internal and external contexts with the aim of verifying that the assessment of the identified risks and the established mitigating actions remain applicable. Additionally, we monitor the emergence of new events that could potentially develop into emerging risks.

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

 In 2025, the following milestones were achieved:

• Corporate Firewall Upgrade: we reinforced the security of our technology network through the upgrade of access control systems (firewalls). This improvement enables us to maintain an infrastructure aligned with the highest market standards, enhancing protection against potential threats and ensuring safe and continuous operations.

• Cloud Protection: security in our cloud environments was strengthened through the implementation of firewalls in AWS, which operate as filters to control access and protect information hosted on the Amazon Web Services (AWS) cloud platform. In addition, we incorporated private connections through AWS Direct Connect, enabling the establishment of a secure and dedicated link between our infrastructure and the cloud, avoiding the use of the public internet and improving the speed and stability of operations.

• Advances in information Classification: during 2025, progress was made in establishing a system that classifies data into five levels according to sensitivity. This initiative is fully operational within the Information Security Department. In addition, data loss prevention (DLP) policies were configured across the Company, currently operating in monitoring mode, allowing risk assessment without affecting operations.

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

Governance

Although the Company’s Risk Management Model is implemented by Senior Management, with the assistance of the Risk and Compliance Management Department, it is important to point out that risk management is the responsibility of the Board of Directors, Senior Management and of each employee, regardless of the duties of their positions.

We have a Risk Committee that is comprised of the Chief Executive Officer, and the Operational Directors. The Risk Committee’s main responsibilities include: promoting a risk management culture, ensuring the development, implementation and appropriate functioning of the Risk Management Model, and participating actively in each of the stages of the process. In turn, the Risk Committee actively participates in the critical event response process with the aim of assessing the event’s impact and materiality.

The Information Security Department has defined the KPIs for the cybersecurity process, which make it possible to measure the Company’s posture as well as the efficiency of protection measures. In turn, the Department immediately informs the Risk Committee about critical incidents.

The Risk Management and Compliance Department presents, at least on a quarterly basis, its management reports to the Risk Committee, and, in such meetings, severity/criticality levels are updated or new risks to be dealt with, if appropriate, are identified. Additionally, the Department presents, at least on an annual basis, a report to the Audit Committee, which is responsible for overseeing the application of the Company’s information policies on risk management. The Audit Committee is comprised of experienced and qualified members to audit and assess the risksfaced by the Company, the internal controls and the corporate governance processes to competently direct the Company towards its objectives.

PART III

Item 17.	Financial Statements

The Registrant has responded to Item 18 in lieu of this Item.

Item 18.	Financial Statements

Our consolidated financial statements s are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Documents filed as exhibits to this annual report:

1.1	Estatutos sociales (corporate bylaws) of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (English translation) (previously filed as Exhibit 3.1 to Edenor’s Registration Statement on Form F-1 (File No. 333-141894) on April 4, 2007 and incorporated by reference herein.)
2.1	Form of Deposit Agreement among Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.), The Bank of New York, as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts (previously filed as Exhibit 4.1 to Edenor’s Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-141894) on April 20, 2007 and incorporated by reference herein.)
2.3	Registration Rights Agreement, between Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. as Representatives of the Initial Purchasers (previously filed as Exhibit 2.4 to Edenor’s Annual Report on Form 20-F (File No. 001-33422) on June 26, 2008 and incorporated by reference herein).
2.D	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.
12.1	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
19	Insider Trading Policy of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.).
97.1	Policy for Recovery of Erroneously Awarded Incentives-Based Compensation.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)
/s/ GERMAN RANFTL
Date: April 14, 2026.	Name: German Ranftl Title: Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

PRESENTED IN COMPARATIVE FORM

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2025 CONSOLIDATED

FINANCIAL STATEMENTS

2025 CONSOLIDATED

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Consolidated Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
EASA	Electricidad Argentina S.A.
EDELCOS	Empresa de Energía del Cono Sur S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GBA	Greater Buenos Aires
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
MAT	Term Market
MEM	Wholesale Electricity Market
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RASE	Registry of Access to Energy Subsidies
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2025

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of December 31, 2025.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Comprehensive Income

for the years ended December 31, 2025, 2024 and 2023

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24	12.31.23

Revenue	9	2,990,891	2,687,708	2,008,401
Energy purchases	9	(1,737,628)	(1,534,378)	(1,314,715)
Distribution margin		1,253,263	1,153,330	693,686
Transmission and distribution expenses	10	(572,685)	(634,244)	(614,262)
Gross profit		680,578	519,086	79,424

Selling expenses	10	(249,422)	(267,951)	(237,090)
Administrative expenses	10	(298,466)	(227,210)	(216,809)
Other operating income	11	65,620	77,810	72,577
Other operating expense	11	(55,214)	(46,372)	(41,219)
Income (Loss) from interest in joint ventures	7	43	(17)	(28)
Operating result		143,139	55,346	(343,145)

Agreement on the Regularization of Obligations	2.c	218,114	-	566,432

Financial income	12	1,801	1,611	1,052
Financial costs	12	(313,709)	(447,808)	(915,069)
Other financial results	12	(65,330)	(157,886)	(89,624)
Net financial costs		(377,238)	(604,083)	(1,003,641)

Monetary gain (RECPAM)		307,317	802,994	1,302,235

Income before taxes		291,332	254,257	521,881

Income tax	32	(52,096)	103,724	(270,113)
Income for the year		239,236	357,981	251,768

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	1,760	4,600	(4,146)
Tax effect of actuarial profit (loss) on benefit plans	32	(616)	(1,609)	1,451
Total other comprehensive results		1,144	2,991	(2,695)

Comprehensive income for the year attributable to:
Owners of the parent		240,380	360,972	249,073
Comprehensive income for the year		240,380	360,972	249,073

Basic and diluted income per share:
Income per share (argentine pesos per share)	13	273.41	409.12	287.73

The accompanying notes are an integral part of the Consolidated Financial Statements.

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Financial Position

as of December 31, 2025 and 2024

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24
ASSETS
Non-current assets
Property, plant and equipment	14	4,133,929	3,949,901
Interest in joint ventures	7	202	160
Right-of-use asset	15	10,610	13,748
Other receivables	18	526	162
Financial assets at fair value through profit or loss	21	53,686	-
Total non-current assets		4,198,953	3,963,971

Current assets
Inventories	16	233,305	197,023
Other receivables	18	34,484	44,446
Trade receivables	19	496,262	506,774
Financial assets at amortized cost	20	23,530	13,417
Financial assets at fair value through profit or loss	21	565,669	477,984
Cash and cash equivalents	22	207,180	31,465
Total current assets		1,560,430	1,271,109
TOTAL ASSETS		5,759,383	5,235,080

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Financial Position

as of December 31, 2025 and 2024 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875
Adjustment to share capital	23	976,946	976,946
Treasury stock	23	31	31
Adjustment to treasury stock	23	20,892	20,892
Additional paid-in capital	23	13,587	13,587
Cost treasury stock		(80,048)	(80,048)
Legal reserve		85,565	67,666
Voluntary reserve		971,625	655,278
Other comprehensive loss		(5,803)	(6,947)
Accumulated profits		239,236	334,246
TOTAL EQUITY		2,222,906	1,982,526

LIABILITIES
Non-current liabilities
Trade payables	26	4,981	3,708
Other payables	27	337,710	246,877
Borrowings	29	704,553	466,925
Deferred revenue	28	139,276	142,244
Salaries and social security payable	30	10,520	8,190
Benefit plans	31	16,972	17,954
Deferred tax liability	32	840,587	904,778
Provisions	34	24,006	28,286
Total non-current liabilities		2,078,605	1,818,962
Current liabilities
Trade payables	26	527,048	998,153
Other payables	27	126,693	148,185
Borrowings	29	479,740	148,033
Deferred revenue	28	753	136
Salaries and social security payable	30	87,728	81,442
Benefit plans	31	2,010	1,896
Income tax payable	32	93,625	-
Tax liabilities	33	115,772	45,101
Provisions	34	24,503	10,646
Total current liabilities		1,457,872	1,433,592
TOTAL LIABILITIES		3,536,477	3,252,554

TOTAL LIABILITIES AND EQUITY		5,759,383	5,235,080

The accompanying notes are an integral part of the Consolidated Financial Statements.

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Changes in Equity

for the years ended December 31, 2025, 2024 and 2023

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2022 restated	875	976,795	31	21,043	13,388	(80,048)	67,666	655,278	-	(7,243)	(275,503)	1,372,282
Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	120	-	-	120
Payment of Other reserve constitution - Share-bases compensation plan	-	97	-	(97)	120	-	-	-	(120)	-	-	-
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	(2,695)	-	(2,695)
Income for the year	-	-	-	-	-	-	-	-	-	-	251,768	251,768
Balance at December 31, 2023 restated	875	976,892	31	20,946	13,508	(80,048)	67,666	655,278	-	(9,938)	(23,735)	1,621,475

Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	79	-	-	79
Payment of Other Reserve Constitution - Share-based compensation plan	-	54	-	(54)	79	-	-	-	(79)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	2,991	-	2,991
Income for the year	-	-	-	-	-	-	-	-	-	-	357,981	357,981
Balance at December 31, 2024	875	976,946	31	20,892	13,587	(80,048)	67,666	655,278	-	(6,947)	334,246	1,982,526

Ordinary Shareholders’ Meeting held on April 28, 2025: Appropiation of reserves (Note 37)	-	-	-	-	-	-	17,899	316,347	-	-	(334,246)	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	1,144	-	1,144
Income for the year	-	-	-	-	-	-	-	-	-	-	239,236	239,236
Balance at December 31, 2025	875	976,946	31	20,892	13,587	(80,048)	85,565	971,625	-	(5,803)	239,236	2,222,906

The accompanying notes are an integral part of the Consolidated Financial Statements.

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Cash Flows

for the years ended December 31, 2025, 2024 and 2023

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24	12.31.23
Cash flows from operating activities
Income for the year		239,236	357,981	251,768

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	203,273	203,322	237,061
Depreciation of right-of-use assets	15	7,449	13,971	8,105
Loss on disposals of property, plant and equipment	14	7,591	5,459	2,548
Net accrued interest	12	303,741	437,757	912,411
Income from customer surcharges	11	(31,730)	(30,226)	(40,112)
Exchange difference	12	63,718	18,467	138,439
Income tax	32	52,096	(103,724)	270,113
Allowance for the impairment of trade and other receivables	10	23,196	12,462	19,082
Adjustment to present value of receivables	12	4,306	7,693	4,040
Provision for contingencies	34	26,708	31,230	27,841
Recovery of penalties	11	(17,812)	-	-
Changes in fair value of financial assets and financial liabilities	12	(81,513)	71,954	(96,763)
Accrual of benefit plans	10	6,703	17,956	6,953
Result from the cancelattion of Corporate Notes	12	52	-	-
Loss on integration in kind of Corporate Notes	12	-	4,534	-
Income from non-reimbursable customer contributions	11	(4,428)	(1,000)	(451)
Other financial costs		78,767	55,238	43,908
Income (Loss) from interest in joint ventures	7	(43)	17	28
Agreement on the Regularization of Obligations	2.c	(218,114)	-	(566,432)
Agreement on the Regularization of Obligations - Investment plan		-	(30,521)	-
Monetary gain (RECPAM)		(307,317)	(802,994)	(1,302,235)
Changes in operating assets and liabilities:
Increase in trade receivables		(123,307)	(371,255)	(85,361)
Decrease (Increase) in other receivables		55,254	(21,416)	(10,995)
Increase in inventories		(31,562)	(61,057)	(31,606)
Increase in deferred revenue		27,523	101,275	2,693
(Decrease) Increase in trade payables		(551,021)	414,336	316,180
Increase in salaries and social security payable		30,112	51,482	54,357
Decrease in benefit plans		(1,051)	(741)	(1,346)
Increase in tax liabilities		47,307	33,762	9,404
Increase (Decrease) in other payables		387,716	(87,126)	37,598
Decrease in provisions	34	(4,814)	(5,336)	(2,484)
Net cash flows generated by operating activities		192,036	323,500	204,744

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Cash Flows

for the years ended December 31, 2025 and 2024 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24	12.31.23
Cash flows from investing activities
Payment of property, plant and equipment		(368,467)	(473,527)	(343,129)
(Purchase) Sale net of Mutual funds and negotiable instruments		(59,937)	(272,523)	116,646
Payment of investment in subsidiary		-	(154)	-
Adquisition of minority interest		(33,145)	-	-
Net cash flows used in investing activities		(461,549)	(746,204)	(226,483)

Cash flows from financing activities
Proceeds from borrowings		694,344	459,516	49,914
Payment of borrowings		(136,655)	(29,551)	(2,956)
Payment of lease liability		(12,321)	(15,959)	(18,509)
Payment of interests from borrowings		(92,092)	(40,389)	(5,320)
Payment of Corporate Notes issuance expenses		(14,636)	(24,780)	(2,109)
Cancelattion of Corporate Notes		(3,561)	-	-
Net cash flows generated by financing activities		435,079	348,837	21,020

Increase (Decrease) in cash and cash equivalents		165,566	(73,867)	(719)

Cash and cash equivalents at the beginning of the year	22	(41,505)	26,148	14,541
Exchange difference in cash and cash equivalents		17,913	6,774	12,919
Result from exposure to inflation		(854)	(560)	(593)
Increase (Decrease) in cash and cash equivalents		165,566	(73,867)	(719)
Cash and cash equivalents at the end of the year	22	141,120	(41,505)	26,148

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(26,425)	(38,477)	(11,025)

Adquisition of advances to suppliers, right-of-use assets through increased other payables		(4,311)	(17,579)	(11,934)

The accompanying notes are an integral part of the Consolidated Financial Statements.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	1 | General information

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

The Company’s corporate purpose is to engage in the provision of electricity distribution and sale services within the concession area and under the terms of the Concession Agreement by which this public service is regulated. The Company may also provide and/or sale telecommunication services; subscribe or acquire shares of other companies; hold equity interests in other companies engaged in activities related to the distribution and sale of electric power and/or the generation of electric power, whether renewable or conventional, critical minerals, digitalization, and/or artificial intelligence; provide advisory, training, operation and maintenance, consulting and management, and research and analysis services; as well as assign, for valuable consideration or free of charge, specialized know-how acquired in the development of its business activities (for further details, see Chapter 1, Section 'Corporate Purpose and Concession Area' of the 2025 Annual Report).

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

The Company’s economic and financial situation

In this fiscal year, the Company’s economic performance continued its trend of improvement. Since 2024, the electricity rate increases, including the approval of the 2025-2030 Electricity Rate Review (Note 2.b) have helped restore the Company's financial and cash structure. Furthermore, it is worth pointing out that during this year, the periodic monthly adjustments of the CPD continued, with increases of 3%, on average.

On March 10, 2025, by means of Executive Order No. 179/2025 of the PEN, a new financing program with the International Monetary Fund was approved, earmarked for the following: (i) repaying debt with the BCRA; (ii) settling maturities and paying public credit obligations of the 2022 program; (iii) strengthening international reserves; (iv) maintaining a zero fiscal deficit; (v) ensuring that the funds from the new program are used to pay debts rather than for fiscal expenditures; (vi) reducing inflation and stabilizing the economy; (vii) lifting foreign currency restrictions and making progress with the foreign currency market flexibilization; and (viii) regaining international market access, improving the country’s credit rating and facilitating its return to the global financial system. The Executive Order was approved by the House of Representatives on March 20, 2025.

2025 CONSOLIDATED FINANCIAL STATEMENTS

In this regard, on April 11, 2025, the IMF approved a 48-month USD 20 billion arrangement with quarterly reviews of targets and a repayment term of 10 years. Of the total amount approved, USD 15 billion relates to unrestricted disbursements in 2025.

Consequently, the BCRA provided for the ending of the so-called “cepo” foreign exchange controls and the implementation of a floating exchange rate system within bands as from April 14, 2025:

•	The cepo currency controls that restricted the purchase of dollars in the MLC to USD 200 per month since October 2019, are lifted.
•	A floating exchange rate band system, with the band ranging between ARS/USD 1,000 and ARS/USD 1,400, is adopted. The exchange rate will float freely based on supply and demand within the bands and the bands’ limits will be gradually widened -1% and +1% per month, respectively.
•	The BCRA will buy or sell dollars when the exchange rate at the MLC operates outside the bands. This, which is largely possible thanks to the IMF’s contribution of liquid funds mentioned in the preceding paragraph, would facilitate a transition without disruptions in the ongoing disinflation process.
•	All restrictions on access to the MLC related to government assistance received during the pandemic, subsidies, the public-sector employment and others are eliminated.
•	Imports of (a) goods and services may be paid through the MLC from the date of customs entry registration and from the date the service is rendered, respectively (previously, there was a 30-day waiting period); (b) capital goods may be paid through the MLC as follows: an advance payment of 30%, 50% from the date of shipment at the port of origin, and 20% from the date of customs entry registration; (c) services between related companies may be paid through the MLC after 90 days from the date the service is rendered (previously the timeframe was 180 days).
•	Access to the MLC is authorized for the purpose of paying dividends to non-resident shareholders in respect of realized earnings recognized in financial statements for fiscal years beginning on or after January 1, 2025.

In this framework, the BCRA provides for a monetary system aimed at a tighter monitoring of the money supply, based on the non-financing of the fiscal policy by the BCRA, and of zero monetary issuance for the remuneration of the BCRA’s remunerated liabilities. It is expected that the aforementioned measures, as a whole, will boost activity and investment, the recovery of domestic savings and credit to the private sector, increasing monetary predictability, exchange rate flexibility and unrestricted reserves that support the new economic program.

Furthermore, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations, whereby a Payment plan for the debts arising from energy purchases in the MEM was agreed upon, in respect of past due periods from November 2023 until March 2024. In addition, with regard to the Payment plan signed in July 2023 with CAMMESA, it was agreed that the measuring unit in which the installments were denominated would be changed from kWh to Argentine pesos (Note 2.c).

Additionally, on July 4, 2025, by means of Executive Order No. 450/2025, the PEN approved the reforms of Laws Nos. 15,336 and 24,065, which mainly provide for the deregulation of the electricity sector, including, among other measures, the complete openness to international electricity trade and the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties (Note 2.b).

Furthermore, on September 28, 2025, the BCRA implemented a change in the operation of the MULC, introducing a cross-market restriction that imposes a 90-day period during which purchasers of MEP or CCL dollars (financial dollars obtained via the stock exchange) are prohibited from operating with official dollars, and vice versa.

Finally, on February 27, 2026, the National Congress approved the labor reform bill submitted by the Executive Branch on December 11, 2025, which introduces substantial amendments to the current Employment Contract Law, among which the following are worth mentioning:

2025 CONSOLIDATED FINANCIAL STATEMENTS

•	flexibilization of working hours through the implementation of an “hour bank” system, pursuant to which the employer and the employee may agree that overtime be compensated with time off in lieu of additional pay, if so agreed;
•	creation of an Employment Termination Fund for the payment of severance obligations, requiring each employer to set up an individual account managed by CNV-authorized entities;
•	flexibilization of the annual vacation scheduling, including the splitting of vacation periods and the possibility of agreeing on dates outside the traditional vacation period, without affecting the total number of statutory days off;
•	modification of the collective bargaining system, allowing company-level agreements to take precedence over industry-wide agreements within their respective scope, and limiting the automatic extension of expired collective bargaining agreements to their substantive clauses. Additionally, certain employer contributions established by collective bargaining agreements will become voluntary;
•	amendment to the indexing mechanism for labor claims in judicial proceedings, based on the Consumer Price Index (CPI) plus a fixed surcharge, along with restrictions on interest capitalization. Additionally, procedural changes are introduced to reduce litigation and provide greater predictability regarding the amounts involved in labor contingencies.

The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the context described, the Company continues to make the investments necessary, both for the efficient operation of the network and for maintaining, and even improving, the quality of the service.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

On March 6, 2025, by means of Resolution No. 160/2025, and in accordance with the service quality regulations for the 2025-2030 five-year period, the ENRE approved the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT, as from March 1, 2025, as provided for in ENRE Resolutions Nos. 3 and 8/2025. As of December 31, 2025, the Company recognized a recovery due to the change in methodology, amounting to $ 11,386.

Furthermore, on April 3, 2025, by means of Resolution No. 237/2025, the ENRE revoked Section 2 of ENRE Resolution No. 4/2025 dated January 7, 2025, and approved a rate of return on assets in real terms and after taxes of 6.50%, equivalent to a rate in real terms before taxes of 9.99% (increase of 4.5%).

Additionally, on April 29, 2025, ENRE Resolution No. 304/2025 approves the electricity rate and regulatory framework for the 2025-2030 period relating to the Five-year Electricity Rate Review (RT).

The aforementioned resolution provides for:

-	The approval of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2025, with a 3% increase in the CPD, plus a monthly increase of 0.42% in real terms starting on June 1, 2025, and continuing in the months thereafter through November 1, 2027. The adjustment will take into consideration the price effect determined by the indexation formula, with a monthly frequency, and the annual adjustment that may arise due to deviations from compliance with the investment plan.
-	The approval of the adjustment mechanism to be applied on a monthly basis to the CPD, resulting from the indexation formula based on price indexes (CPI and WPI).
-	The approval of the Efficiency Incentive Factor (E Factor).
-	The updating of the Company’s Concession Agreement, by approving new texts of the Electricity Rate System, Electricity Rate Setting Procedure, and Quality Regulations and Penalties Sub-annexes, and the Supply Regulations, with the aim of adjusting the regulatory framework, effective from May 1, 2025.

Furthermore, on May 30, 2025, by means of Executive Order No. 370/2025 of the PEN, the state of emergency in the National Energy Sector -originally declared by Executive Order No. 55 of December 16, 2023 and extended by Executive Order No. 1023 of November 19, 2024- is further extended, with respect to both the segments of electricity generation, transmission and distribution under federal jurisdiction and those of natural gas transmission and distribution, as well as the actions deriving therefrom, until July 9, 2026. The intervention of the ENRE is also extended until that date.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Additionally, on July 4, 2025, by means of Executive Order No. 450/2025 of the PEN, the reforms -mainly of a deregulatory nature- of Laws Nos. 15,336 (Electricity System) and 24,065 (Electricity Regulatory Framework) were approved, which provide for a two-year transition framework toward: (i) the complete openness to international electricity trade, limiting the Federal Government’s intervention solely to technical or safety-related issues concerning supply; (ii) the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties, where at least 75% of energy demand is to be contracted through the MAT; (iii) the restructuring of federal energy financing and advisory bodies; (iv) the prohibition against Distributors including in the bill (and thereby collecting) local taxes and charges unrelated to the goods and services effectively billed; (v) the recognition of energy storage agents as MEM agents; and (vi) the implementation of alternatives for the development of the electricity transmission infrastructure, with the aim of promoting private investment.

Moreover, on July 4, 2025, by means of Executive Order No. 452/2025 of the PEN, the National Gas and Electricity Regulatory Authority (ENRGE) is set up, pursuant to Section 161 of Bases Law No. 27,742, which is to become operational within 180 calendar days, starting July 7, 2025, with its Board of Directors having been properly constituted. At the date of issuance of these Consolidated Financial Statements, it is not yet operational.

On August 20, 2025, by means of SE Note No. 2025-91868608 addressed to CAMMESA, the “Guidelines for the normalization and progressive adaptation of the MEM” were submitted, with the aim of reconciling, mainly during the transition, the following aspects: (i) the development of a market with signals that promote efficiency, competition, self-management and investment in generation, (ii) an adequate control of the costs to be faced by electricity purchasers, and (iii) the possibility of extending free contracting options among MEM participants to allow for greater predictability of costs and revenues. Based on those guidelines, on October 20, 2025, the SE approved, by means of Resolution No. 400/2025, the Rules for the Normalization and Progressive Adaptation of the MEM, effective for the MEM’s economic transactions as from November 1, 2025.

Furthermore, on September 25, 2025, by means of SE Resolution No. 379/2025, and in line with Executive Order No. 450/2025 of the PEN, the 'Energy Demand Management Program' was created. The program, which is voluntary, scheduled, and remunerated for the provision of a reserve service through load reduction, is designed for Large Users of both the MEM and the Distribution Companies. The program’s goals are to implement energy planning policies for the adoption of new smart metering technologies, promote competition in the procurement of energy directly from generators, and implement a competitive procedure for seasonal demand reduction offers, which implies reducing the system’s peak power demand, and thereby reduce long-term investment costs in electricity infrastructure. Distribution Companies will be entitled to charge a technical management fee.

Moreover, on October 31, 2025, by means of Resolution No. 730/2025, the ENRE approved an amendment to the electricity meter reading frequency for Tariff 1 users, replacing the current two-month reading schedule with a monthly reading methodology.

Additionally, on December 19, 2025, by means of Resolution No. 808/2025, the ENRE approved the Regulations for the Valuation of Penalties, Interest Calculation, and Rates in the Event of Delinquency in Payment, applicable to the public electricity distribution service for the 2025-2030 electricity rate period.

2025 CONSOLIDATED FINANCIAL STATEMENTS

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from	VAD
SE No. 110/2025	February 28, 2025	Seasonal reference prices	March 1	-
ENRE No. 160/2025	March 6, 2025	Electricity rate schedules (1)	March 1	-
ENRE No. 224/2025	April 1, 2025	Electricity rate schedules (2)	April 1	3.50%
SE No. 171/2025	April 29, 2025	Seasonal reference prices (3)	May 1	-
ENRE No. 304/2025	April 29, 2025	Electricity rate schedules (4)	May 1	3.00%
SE No. 226/2025	May 29, 2025	Seasonal reference prices	June 1	-
ENRE No. 401/2025	June 3, 2025	Electricity rate schedules	June 1	3.24%
SE No. 281/2025	June 27, 2025	Seasonal reference prices	July 1	-
ENRE No. 469/2025	June 30, 2025	Electricity rate schedules	July 1	0.75%
SE No. 334/2025	July 30, 2025	Seasonal reference prices (5)	August 1	-
ENRE No. 568/2025	July 31, 2025	Electricity rate schedules	August 1	2.10%
SE No. 359/2025	August 27, 2025	Seasonal reference prices	September 1	-
ENRE No. 614/2025	September 1, 2025	Electricity rate schedules	September 1	2.97%
SE No. 383/2025	September 29, 2025	Seasonal reference prices	October 1	-
ENRE No. 695/2025	October 1, 2025	Electricity rate schedules	October 1	3.13%
SE No. 434/2025	October 31, 2025	Seasonal reference prices (6)	November 1	-
ENRE No. 745/2025	October 31, 2025	Electricity rate schedules	November 1	3.60%
SE No. 488/2025	November 27, 2025	Seasonal reference prices	December 1	-
ENRE No. 798/2025	November 28, 2025	Electricity rate schedules	December 1	1.93%
SE No. 604/2025	December 26, 2025	Seasonal reference prices	January 1	-
ENRE No. 841/2025	December 29, 2025	Electricity rate schedules	January 1	2.31%
ENRE No. 22/2026	January 27, 2026	Electricity rate schedules	January 16	-
SE No. 22/2026	January 28, 2026	Seasonal reference prices	February 1	-
ENRE No. 46/2026	January 29, 2026	Electricity rate schedules	February 1	2.98%
ENRE No. 109/2026	February 27, 2026	Electricity rate schedules	March 1	2.50%

(1)	It approves the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT.
(2)	It postpones the Five-Year Electricity Rate Review (RT) until April 30, 2025.
(3)	It approves the Winter Seasonal Programming for the MEM, May-October 2025 period.
(4)	It approves the Five-Year Electricity Rate Review (RT).
(5)	It approves the Winter Seasonal Reprogramming for the MEM, August-October 2025 period.
(6)	It approves the Summer Seasonal Programming for the MEM, November 2025-April 2026 period.

Finally, Executive Order No. 943/2025 of the PEN, published in the Official Gazette on January 2, 2026, provides for the integration of energy subsidies under national jurisdiction, creating for such purpose the Targeted Energy Subsidy system. Furthermore, the previous three-level income-based segmentation for residential users is eliminated and all beneficiaries are now to be grouped into a single category of residential users requiring assistance to meet essential energy needs. To this end, the Targeted Energy Subsidy Registry (ReSEF) is created, based on the RASE database. Users already registered in the RASE will not be required to register for the purposes of the ReSEF. Consequently, the values of the electricity rate schedules are amended by means of ENRE Resolution No. 22/2026, effective as of January 16, 2026.

c)	Agreement on the Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

On March 13, 2025, by means of Executive Order No. 186/2025, the PEN approved the 2025 General Budget, which, in its Section 7, provides for a Special System for the Regularization of Payment Obligations with CAMMESA and/or with the MEM for the debts accumulated by electricity distribution companies as of November 30, 2024. Furthermore, on April 21, 2025, by means of Directive No. 1/2025, the Energy Under-secretariat approved the terms of the System for the Regularization of Payment Obligations.

2025 CONSOLIDATED FINANCIAL STATEMENTS

In this regard, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations –Special system for debts, whereby the Company recognizes that it owes CAMMESA the sum of $ 129,970 for past due periods from November 2023 until March 2024. The Company agrees to pay the aforementioned debt under a new Payment plan consisting of 72 monthly installments, with a 12-month grace period and at the interest rate in effect in the MEM, reduced by 50%, which will be reviewed semiannually should there exist a variation of 500 basis points (equivalent to 5%). The amount to be paid as of April 25, 2026, adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023, amounts to $ 240,755.

With regard to the Payment plan signed on December 29, 2022, in the framework of Section 87 of Law No. 27,591 and SE Resolution No. 642/2022, the duly agreed-upon terms remain in effect.

As for the Payment plan signed on July 28, 2023, in the framework of Section 89 of Law No. 27,701, it provides for the conversion into Argentine pesos of the installments denominated in MWh, at the price applicable to the payment of the October 2024 installment, which results in a total debt of $ 158,037. The new Payment plan in Argentine pesos maintains the other duly agreed-upon terms, without a grace period, with 74 monthly installments still pending maturity.

Pursuant to the Third Clause of the agreement, in the event of delinquency in payment of the current billing or the installments under the agreements, CAMMESA -after a 30-day period following the demand for payment notice- will automatically terminate the signed agreements, resulting in the loss of recognized benefits.

The combined effect of the signed agreements amounts to $ 218,114, which has been disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income. As of December 31, 2025, the debts payable relating to (i): the Payment plan signed on December 29, 2022; (ii) the Payment plan signed on July 28, 2023 and converted into Argentine pesos on May 21, 2025; and (iii) the new Payment plan signed on the previously mentioned date, amount to $ 87,035, $ 120,041 and $ 180,777, respectively, and have been disclosed in the current and non-current Other payable accounts within the Statement of Financial position.

d)	Agreement on the Recognition of Consumption in Vulnerable Neighborhoods

In accordance with the Agreement entered by edenor, the Federal Government and the Province of Buenos Aires, and in connection with electricity consumption generated in 2025, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 15,227 and $ 9,085, respectively.

With regard to electricity consumption generated in 2024, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 7,708 and $ 5,450, respectively.

The outstanding portion to be contributed by the Federal Government for electricity consumption of 2023, in accordance with CAMMESA’s statement of accounts, for $ 352 was effectively paid on July 10, 2025.

Furthermore, the Company requested that the SE and the Infrastructure Ministry of the Province of Buenos Aires initiate the administrative procedures in order to formalize the Framework Agreement’s regime in effect for the 2024-2026 period. At the date of issuance of these Consolidated financial statements, the agreement has not been formalized, with the amounts for electricity consumption of 2024 and 2025 pending crediting.

On March 19, 2026 the Company and the Argentine Government enter into a new agreement whereby the electricity consumption owed under the Framework Agreement —representing 57.53% of total consumption— should be set off against CAMMESA’s credits for energy sales which amount to those $ 7,708 for 2024 and $ 12,732 from January to October 2025. Remaining credits against the National Government for 2025 and 2026 should be also set off.

Furthermore, the Company requested that the Infrastructure Ministry of the Province of Buenos Aires initiate the administrative procedures in order to formalize similar agreement in effect for the 2024-2026 period, corresponding to the remaining 42.47% of total consumption. At the date of issuance of these Consolidated financial statements, the agreement has not been formalized.

e)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

2025 CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and 2024, the Company has recognized in its Consolidated financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Additionally, on December 19, 2025, by means of Resolution No. 808/2025, the ENRE approved the Regulations for the Valuation of Penalties, Interest Calculation, and Rates in the Event of Delinquency in Payment, which provide for the control procedures, the service quality assessment methodologies and the penalty system, applicable for the 2025-2030 period.

In accordance with both Sub-Annex IV—'Public Service Quality Standards and Penalties – 2025-2030 Period'—of the Concession Agreement and the new Regulations, the Company must submit, within the timeframes provided by current regulations, the calculation of global and individual service quality indicators, including interruptions for which acts of God or force majeure events have been alleged, and the determination of the related discounts, ensuring they are credited within the established regulatory timeframes. The ENRE will review the information submitted by the Company and, should any non-compliance with the crediting procedures or obligations set forth in the Electricity Regulatory Framework be verified, it will apply the appropriate penalties under the current system. These may consist of penalties valued in kWh, compensation amounts, or refunds, as applicable.

The new Regulations provide that all penalties set in kWh during the 2025-2030 electricity rate period must be valued using the Average Distribution Added Value (Average VAD), adjusted by a coefficient equivalent to 1.5, pursuant to the criteria set forth in Sub-Annex IV. Furthermore, it is determined that the valuation must, as a general rule, be calculated as of the date the penalty resolution is issued.

The system also expressly states that delinquency shall occur by operation of law upon the failure to timely and properly pay the penalties, compensation amounts, or refunds. Late payment interest shall accrue at the Banco de la Nación Argentina's 30-day commercial document discount rate (active rate), from the date payment was due until full settlement. In those cases, in which the funds are intended for individually affected users, a 50% markup will be added to the calculated interest. The allocation of penalties may consist of credits to individually affected users, the entire active user base, specific ENRE accounts, or other allocations determined by the regulator, depending on the type of non-compliance verified.

Regarding Public Safety, the penalties related to facilities that, due to their condition, pose a safety hazard -considering for such purposes the situations defined as anomalous by the ENRE’s specific regulations- are maintained.

There continue to exist as well, penalties related to the quality of information and the quality of the technical service. The procedure followed for the application of these penalties has been challenged by the Company, as -in the Company’s opinion- it has been applied retroactively to time-barred periods or presents inconsistencies in the calculation criteria with respect to the applicable regulations.

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2025, which does not imply the Company’s consent to the applied criteria.

f)	Restriction on the transfer of the Company’s common shares

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

The Consolidated financial statements for the year ended December 31, 2025 have been prepared in accordance with IFRS accounting standards issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV. The Consolidated financial statements were approved for issue by the Company’s Board of Directors on April 14, 2026.

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

Comparative information

The balances as of December 31, 2024, disclosed in these Consolidated financial statements for comparative purposes, arise as a result of restating the Consolidated financial statements as of that date to the purchasing power of the currency at December 31, 2025. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the Consolidated financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

Restatement of financial information

The Consolidated financial statements as of December 31, 2025, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2025, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the fiscal year commenced January 1, 2025 and ended December 31, 2025, based on that indicated in the preceding paragraph, was 31.5%.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2025, 2024, 2023, 2022 and 2021, the inflation rate amounted to 31.5%, 117.8%, 211.4%, 94.8% and 50.9%, respectively.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS
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

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows Consolidatedly from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

Note	4 | Accounting policies

The main accounting policies used in the preparation of these Consolidated financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2025 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2025:

- IAS 21 “The effects of changes in foreign exchange rates”, amended in August 2023. Guidelines are included in order to specify when a currency is interchangeable and how to determine the exchange rate to apply when it is not. The application of this amendment did not have an impact on the Company’s results of operations or financial position.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s Consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

Pursuant to CNV Regulations, Title IV, Chapter III, Section 1, early adoption of IFRS and/or their amendments is not permitted, unless expressly authorized at the time of their adoption.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024, amended in August 2025. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 is effective for annual reporting periods beginning as from January 1, 2027, earlier application permitted.

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

- IAS 21 “The effects of changes in foreign exchange rates”, amended in November 2025. It clarifies how entities should translate their financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective for annual reporting periods beginning as from January 1, 2027.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to disposal at the end of the year (Note 6.c).

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

2025 CONSOLIDATED FINANCIAL STATEMENTS
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

Interest income is disclosed Consolidatedly from revenue from contracts with customers and has been recognized only to the extent that the related asset of the contract (or account receivable) has been recognized in the accounting for a contract with a customer. Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Entity and the amount of the transaction can be measured reliably.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significantly low risk of change in value.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

d.       Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings, where applicable, are comprised of the amounts transferred from other comprehensive income and prior-year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

By means of Law No. 27,630, a change was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax is determined according to the following scale:

Accumulated net taxable income		Amount to be paid $	Plus %	On the amount exceeding $
From more than $	To $
$ 0	$ 102	$ 0	25%	$ 0
$ 102	$ 1,017	$ 25	30%	$ 102
$ 1,017	onwards	$ 300	35%	$ 1,017

Scale in force for fiscal year 2025. The amounts of the detailed scale are adjusted annually, beginning January 1, 2022, taking into consideration the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Census (INDEC).

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

2025 CONSOLIDATED FINANCIAL STATEMENTS
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

2025 CONSOLIDATED FINANCIAL STATEMENTS

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

As of December 31, 2025 and 2024, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	12.31.25	12.31.24

ASSETS
CURRENT ASSETS
Other receivables	USD	13.8	1446.000	19,955	2,165
Financial assets at amortized cost	USD	3.1	1446.000	4,483	-
Financial assets at fair value through profit or loss	USD	358.9	1446.000	518,969	386,869
Cash and cash equivalents	USD	87.4	1446.000	126,380	18,951
TOTAL CURRENT ASSETS				669,787	407,985
TOTAL ASSETS				669,787	407,985

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	449.5	1455.000	653,997	466,925
TOTAL NON-CURRENT LIABILITIES				653,997	466,925
CURRENT LIABILITIES
Trade payables	USD	22.6	1455.000	32,883	24,166
	EUR	0.5	1713.117	857	141
	CHF	-	-	-	300
Borrowings	USD	183.3	1455.000	266,640	16,418
TOTAL CURRENT LIABILITIES				300,380	41,025
TOTAL LIABILITIES				954,377	507,950

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2025 for US Dollars (USD) and Euros (EUR).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.25	12.31.24
Net position
US dollar	(283,733)	(99,524)
Euro	(857)	(141)
Swiss franc	-	(300)
Total	(284,590)	(99,965)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the profit (loss) for the year:

2025 CONSOLIDATED FINANCIAL STATEMENTS

	12.31.25	12.31.24
Net position
US dollar	(28,373)	(9,952)
Euro	(86)	(14)
Swiss franc	-	(30)
Decrease in the results of operations for the year	(28,459)	(9,996)

ii.	Price risk

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

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2025 and 2024, except for both Class No. 9 Corporate Notes issued by the Company in Argentine pesos, at a floating TAMAR rate plus a fixed annual margin of 6%, and the bank loans taken with ICBC and Nación banks (Note 29), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies and debt refinancing plans, with the aim of reducing its exposure.

At each fiscal year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2025 and 2024, delinquent trade receivables totaled approximately $ 95,395 and $ 44,336, respectively. As of December 31, 2025 and 2024, the Consolidated financial statements included allowances for $ 25,040 and $ 14,950, respectively.

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

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in money market funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2025 and 2024, the Company’s current financial assets at fair value amount to $ 565,669 and $ 477,984, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual discounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2025
Trade payables and other liabilities	58,514	637,552	189,638	47,989	141,079	1,074,772
Borrowings	-	196,195	225,640	436,159	-	857,994
Total	58,514	833,747	415,278	484,148	141,079	1,932,766

As of December 31, 2024
Trade payables and other liabilities	131,982	212,960	58,980	24,743	212,218	640,883
Borrowings	-	2,382	66,647	108,897	-	177,926
Total	131,982	215,342	125,627	133,640	212,218	818,809

2025 CONSOLIDATED FINANCIAL STATEMENTS
Note	5.2 | Concentration risk factors

a.      Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2025 and 2024.

b.     Related to employees who are union members

As of December 31, 2025, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees’ labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

Collective bargaining agreements were entered into in the months of March, June and October 2025, as a consequence of the inflationary context in which the Argentine economy is immersed. Furthermore, in February 2026, a new collective bargaining agreement was executed covering the months of February and April 2026.

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

The gearing ratios at December 31, 2025 and 2024 were as follow:

	12.31.25	12.31.24
Total liabilities	3,536,477	3,252,554
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(772,849)	(509,449)
Net debt	2,763,628	2,743,105
Total Equity	2,222,906	1,982,526
Total capital attributable to owners	4,986,534	4,725,631
Gearing ratio	55.42%	58.05%

Note	5.4 | Regulatory risk factors

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2025 and 2024:

	LEVEL 1	LEVEL 2	LEVEL 3

At December 31, 2025
Assets
Other receivables
Assigned assets and in custody	17,581	-	-
Financial assets at fair value through profit or loss:
Negotiable instruments	130,868	-	-
Mutual funds	434,801	-	-
Shares	-	-	53,686
Cash and cash equivalents:
Mutual funds	60,555	-	-
Total assets	643,805	-	53,686

	LEVEL 1	LEVEL 2	LEVEL 3
At December 31, 2024
Assets
Other receivables
Transferred assets and in custody	11,767	-	-
Financial assets at fair value through profit or loss:
Negotiable instruments	150,616	-	-
Mutual funds	327,368	-	-
Cash and cash equivalents
Mutual funds	590	-	-
Total assets	490,341	-	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	172,973	-
Total liabilities	-	172,973	-

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2025, the Company has investments in equity instruments relating to minority interests in unlisted companies, engaged in the development of early-stage mining projects. As there is no active market for these shares, their fair value was classified within Level 3 of the hierarchy established by IFRS 13.

The fair value of these investments was determined on the basis of valuation reports prepared by independent experts, using a market approach based on recent comparable transactions involving properties at similar exploration stages, adjusted for specific conditions, such as location, degree of geological development, and macroeconomic environment. The applied method consisted of using per-hectare multiples, weighted according to the aforementioned factors.

Significant unobservable variables

Among the key unobservable inputs included in the valuation, the following stand out:

- Market value per hectare adjusted for geological prospectivity.

- Project development stage (pre-exploration or initial exploration).

- Exclusion of transactions in non-applicable geographic regions.

The properties comprise projects at the initial stage of exploration in the lithium, copper, and gold sectors, located in regions with high mining activity and strong discovery potential, such as the province of Catamarca (mountain range area and western salt flats) and border areas between Argentina and Chile. Due to the fact that most of these properties show little or no exploration development, and that there is no active market for this type of assets, their valuation was determined based on third-party comparable transactions carried out over the last five years. These transactions were adjusted according to the exploration stage, location, and other particular conditions of each project.

For lithium-related properties, mainly located in salt flats and brine areas, reference values range from USD 80 to USD 985 per hectare, taking into account geological prospectivity and the limited available information. As for copper and gold projects, located in areas with early exploration activity and high potential but without defined resources, the range considered varies between USD 200 and USD 1,000 per hectare, using comparable transactions in the region as a reference.

Sensitivity

Due to the fact that the fair value estimate is subject to significant uncertainties arising from the absence of an active market for these assets, reasonable changes in the variables used (for example, variations in reference multiples or in the assessment of the geological potential) could significantly impact the value assigned to the investments (Note 21).

Note	6 | Critical accounting estimates and judgments

The preparation of the Consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate a potential impairment of the carrying amount of long-lived assets with respect to their recoverable amount, which is measured as the higher of value in use and fair value less costs to sell at the end of the year.

Due to the new events that occurred in the fiscal year, the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of significant assumptions that are sensitive to the determination of the recoverable amount, including the following: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates. The other variables have low impact on the calculation and have been estimated by the Company using the best available information..

2025 CONSOLIDATED FINANCIAL STATEMENTS

The Company has made its projections under the assumption that in the next few years it will obtain the long overdue electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 7.62%, translating it into Argentine pesos for the discount in each of the scenarios presented.

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

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: includes the adjustment of energy purchase prices according to SE Resolution No. 22/2026 (Note 2.b.). Monthly and automatic CPD adjustments are included in accordance with the Five-year Tariff Review scheme established by ENRE Resolution No. 304/2025. Additional adjustments representing higher VAD due to increases in fixed charges are included. Probability of occurrence assigned: 25%.

b)	Scenario No. 2: includes the adjustment of energy purchase prices according to SE Resolution No. 22/2026 (Note 2.b.). Monthly and automatic CPD adjustments are included in accordance with the Five-year Tariff Review scheme established by ENRE Resolution No. 304/2025, plus additional VAD adjustments during 2028. Probability of occurrence assigned: 60%.

c)	Scenario No. 3: includes the adjustment of energy purchase prices according to SE Resolution No. 22/2026 (Note 2.b.). Monthly and automatic CPD adjustments are included in accordance with the Five-year Tariff Review scheme established by ENRE Resolution No. 304/2025. Adjustments lower than those corresponding to the Tariff Review scheme are included as from the end of 2028. Probability of occurrence assigned: 15%.

In all cases, the treatment of the debt with CAMMESA is as follows: payments under the plans agreed with the Federal Government in December 2022, as well as those established in the May 2025 Agreement (Note 2.c.), are made.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these Consolidated financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.e.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

g.	Fair value measurement of certain financial assets

The Company believes that the applicable accounting policy for the valuation of financial assets at Level 3 of the hierarchy established by IFRS 13 is critical because these instruments

The Company considers the accounting policy for the fair value measurement of Level 3 financial assets within the hierarchy established by IFRS 13 to be critical. This is because there are neither direct quoted prices nor quoted prices in non-active markets for these instruments, nor do they involve directly observable inputs; therefore, their measurement requires the use of valuation techniques based on unobservable inputs (Note 5).

The Company uses reports prepared by independent experts who estimate value ranges based on comparable transactions and the specific characteristics of the underlying assets. The determination of fair value involves the exercise of judgment by Management. Consequently, changes in the assumptions used could result in significant variations in the values determined at the end of each period.

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

The joint ventures in which the Group holds an interest as of December 31, 2025 and 2024, valued in accordance with the equity method of accounting of IAS 28 are as follow:

2025 CONSOLIDATED FINANCIAL STATEMENTS

Percentage interest held in capital stock and votes		Corporate purpose	Legal address	Equity attributable to the owners		Income (Loss) from interest in joint ventures
				12.31.25	12.31.24	12.31.25	12.31.24	12.31.23

SACME	50.00%	Control of the operation of both the electric power generation and transmission in the GBA	Av. España 3251, CABA	202	160	43	(17)	(28)
				202	160	43	(17)	(28)

Public Tender for the Sale of Shares of Compañía Inversora en Transmisión Eléctrica S.A. (“Citelec S.A.”)

Since late 2023, the Argentine Republic has initiated a process of deregulation of the oil and gas sector through the enactment of decrees and legislation, including the “Ley Bases” and related regulations. Within this framework, the privatization of the assets of ENARSA (“Energía Argentina S.A.”) was established. ENARSA is a state-owned energy company primarily engaged in the exploration and production of solid, liquid and gaseous hydrocarbons; the transportation, storage, commercialization and industrialization of such products; the transportation and distribution of natural gas; and the generation, transmission, distribution and sale of electricity.

In December 2025, the Ministry of Economy, through Resolution No. 2090/2025, approved the tender for the sale of 38,771 Class A shares, 236,054,194 Class B shares and 41,663,466 Class C shares held by ENARSA in Citelec S.A., representing 50% of its share capital. Citelec S.A. is a holding company that controls 52.65% of the share capital of Transener S.A. The offer has a minimum price of USD 206,200,000 and must comply with certain technical requirements.

On April 14, 2026, the Company submitted a binding offer for the shares of Citelec S.A. and, if awarded, expects to use part of the funds committed in such offer to invest in those shares.

Additionally, the Company is evaluating the acquisition of other energy assets within the framework of the energy transition and its strategic plan for diversification, expansion and capitalization on opportunities in the energy sector, with the aim of strengthening its position in the energy industry and achieving long-term growth opportunities. This includes the potential acquisition—directly or indirectly—of businesses in the energy, electricity transmission and hydrocarbons sectors, including complementary assets in the commercialization, refining and/or distribution (downstream) of hydrocarbons, oil and its derivatives, as well as the distribution and commercialization of natural gas, enabling the integration of businesses within the context of the energy transition and sustainable mobility.

Note	8 | Contingencies and lawsuits

The Company has contingencies and is a party to lawsuits that arise from labor, civil and commercial complaints that relate to atomized legal actions for individual non-significant amounts, which in the Company’s opinion are likely to result in an outflow of resources, and for which a provision in the amount of $ 48,509 has been recorded as of December 31, 2025.

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

Prior to the evidentiary period, a review of the procedure by the Tax authorities was ordered in order to issue an opinion on the motion to dismiss for lack of standing filed by edenor. After the procedure was sent back to the court, the motion was rejected. At the time, the Company filed an appeal against such denial.

In 2020, evidence was produced and briefs were submitted, with the Company’s invoking lack of standing and the termination of the action by lapse of time. The rendering of a decision on the motions filed by the Company has been deferred and will be considered when final judgment is rendered. The action brought by ADDUC (which is detailed below) will be considered together with these actions.

In November 2025, the case was “submitted for decision”. However, prior to the rendering of judgment, the revocation of the plaintiff’s legal status was raised by Resolution 956/2025 of the National Undersecretariat of Consumer Defense and Commercial Loyalty; therefore, the Judge held the submission for decision of this case (and the consolidated one 7885/2010) in abeyance (while the validity of that resolution is under consideration) .

At the date of issuance of these consolidated financial statements, this case is pending resolution.

2025 CONSOLIDATED FINANCIAL STATEMENTS

- Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores — ADDUC (7885/2010)

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

On April 8, 2014, the Court admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the proceedings be sent to the Court hearing the case entitled “Consumidores Financieros Asociación Civil vs Edesur and Another, for breach of contract”.

Prior to the evidentiary period, a review of the procedure by the Tax authorities was ordered in order to issue an opinion on the motion to dismiss for lack of standing filed by the Company, which was rejected.

The Company filed an appeal, which, on October 16, 2020, the National Court of Appeals in Federal Administrative Matters rejected, confirming the decision of the court of original jurisdiction. The case has been brought to trial.

Based on what is mentioned in the second-to-last paragraph of the aforementioned proceedings (Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (13563/2009), at the date of issuance of these consolidated financial statements, the final resolution of this case remains pending.

- Legal action brought by Consumidores Financieros Asociación Civil para su Defensa (“CFD”) (9119/2022)

On May 4, 2021, CFD brought a class action against the Company in the Court having jurisdiction in Administrative and Tax Matters of the City of Buenos Aires, Clerk’s Office No. 3 of the Judicial Management Office in Consumer Relations, claiming damages allegedly caused to customers by virtue of the Agreement on the Regularization of Payment Obligations entered into in 2019 by the Company, the Energy Secretariat and the Electric Power Market and Renewable Resources Secretariat, and claiming the reinstatement of the penalties set forth therein, plus interest, loss of profit or opportunity and punitive damages.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

In October 2017, ADUC filed a complaint against the Company in Court of Original Jurisdiction in Civil and Commercial Federal Matters No. 2, challenging the regulatory requirements relating to customers who request electricity provision under Tariff 2 (medium demand).

The Company has answered the complaint in due time and in proper form, and, as a result, the issue has been joined. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by the Municipality of La Matanza and other plaintiffs (34213-2024)

In September 2024, the mayor of La Matanza, jointly with Asociación Civil DEUCO (Defensa usuarios y Consumidores) brought an action against edenor in Court in Administrative Matters No. 1 of La Matanza, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting that a precautionary measure be granted, ordering the suspension of electricity rate increases until a predictable electricity rate system with affordable rates is set forth by the Federal Government. On October 1, 2024, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the defendant to refrain from suspending service provision to the users benefiting from the Social Tariff due to non-payment of the electric bill.

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

- Legal action brought by the Municipality of Morón and other plaintiffs (7 4313-2025)

In January 2025, the mayor of Morón jointly with Asociación Civil sin Fines de Lucro Unión Comerciantes Agüero brought an action against edenor in Court in Administrative Matters No. 1 of Morón, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting the non-application thereof through the granting of a precautionary measure. On January 15, 2025, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the Company to refrain from suspending service provision to the citizens of Morón district due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, which is pending resolution. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

-  Legal action brought by Asociación de Defensa de los Consumidores y Usuarios de la Argentina and other plaintiffs (17284/2024)

In October 2024, ADCUA, jointly with Unión de Consumidores de Argentina, Asociación de Consumidores y Usuarios de la Argentina, and Asociación Protección Consumidores del Mercado Común del Sur, brought an action against edenor, Edesur S.A., Naturgy Ban S.A., the ENRE, the ENERGAS and the National Industry and Commerce Secretariat (SIyC) in Federal Court in Administrative Matters No. 3 claiming, as the main question at issue, compliance by public service providers with SIyC Resolution No. 267/24, which prohibits the collection through the bill of charges unrelated to the services contracted by the user. In this regard, the plaintiffs requested that a precautionary measure be granted ordering the defendants to re-bill customers and comply with Resolution No. 267/24.

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

On February 18, 2025, the National Court of Appeals in Federal Administrative Matters ordered the remand of the case to the court of original jurisdiction for service on the opposing parties of the assignments of error filed by both the plaintiffs and the defendants, prior to its referral back to the higher court.

Furthermore, on March 6, 2025, edenor responded to the assignments of error filed by the Federal Government and the plaintiff. Subsequently, the case was referred back to the Court of Appeals

On March 18, 2025, the plaintiff filed a motion with the Court of Appeals to supplement the record with newly discovered facts, citing final judgments that dismissed multiple actions for the protection of a constitutional right (“amparos”) filed by municipalities regarding the application of Resolution 267/2024; as a result, the case was remanded to the court of original jurisdiction. On May 7, 2025, the lower court denied the motion regarding the alleged new facts.

Finally, on July 14, 2025, the case was referred to the Appellate Court so that the appeal filed could be considered.

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

On January 18, 2018, the Company filed a post-judgement motion for reversal, which was rejected on July 4, 2019. Against this denial, the Company filed an appeal before a higher administrative authority (“recurso jerárquico”). At the date of issuance of these consolidated financial statements, the AGIP has issued no resolution in regard to this appeal.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for 12/2011- 11/2019 fiscal periods

The Company, based on the opinion (pronouncements) of its legal advisors in 2011, decided to apply the reduced rate for contributions to the SUSS set forth in section 2, sub-section b) of Executive Order No. 814/2001 as it is a corporation in which the Sustainability Guarantee Fund, managed by the ANSES, holds an interest.

In 2021, following a tax audit, the AFIP issued three resolutions determining differences in contribution rates for the periods from December 2011 to November 2019, rejecting the application of the benefit. The Company appealed these determinations before the Federal Social Security Court of Appeals, supporting its position on the nature of ANSES-FGS as shareholder, its participation on the Board of Directors, the State’s involvement in the Supervisory Committee, and favorable case law precedents in similar cases.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Subsequently, within the framework of the Exceptional Regularization Regime, pursuant to Section 3 of the Law on Tax Measures and Section 35 of AFIP General Resolution No. 5525/2024, edenor withdrew its claims and, upon payment of the final installment provided therein, the following proceedings were terminated: (i) Edenor S.A. v. AFIP – Challenge of Debt, File No. 20408/2021 (CI 25,329) (OI No. 1,578,472 – tax periods 12/2011 to 12/2016); (ii) Edenor S.A. v. AFIP – Challenge of Debt, File No. 11840/2021 (CI 25,329) (OI No. 1,806,371 – tax periods 01/2017 to 06/2019); and (iii) Edenor S.A. v. AFIP – Social Security Contributions (CI 24,920) (OI No. 1,893,337 – tax periods 07/2019 to 11/2019 – File No. CSS 053731/2022).

At the date of issuance of these consolidated financial statements, edenor settled the tax amnesty plan in full.

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (Court record No. 16/2020)

In 2021, the ENRE filed a complaint against the Company in connection with the Issuer’s compliance with the “Law on Agreement Renegotiation” concerning discrepancies related to the payment date of certain penalties that were reimbursed to the Company’s users in a timely manner.  The evidentiary period concluded and, on September 18, 2025, the court adopted a procedural measure to clarify and/or supplement the evidence (“medida de mejor proveer”) prior to rendering judgement. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for discrepancies arising from the payment date of certain penalties included therein.

The Company has answered the complaint, the evidentiary period has concluded, and closing briefs have been submitted, with the case being ready for judgment; however, prior to its submission for judgment, the judge has adopted procedural measures to clarify and/or supplement evidence (“medidas de mejor proveer”), which are currently underway. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

The AFIP initiated a verification process to assess differences in connection with the VAT, undocumented outflows and the income tax, at the request of the Court hearing the case entitled “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and other plaintiffs” (Case No. 58258/2017”), for bills issued by certain former Company suppliers, considered in such proceedings to be “usinas mixtas” (companies used as real and fake invoice plants).

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

Subsequently, on August 23, 2024, Courtroom II granted the appeal filed by the ARCA (Argentina’s Revenue and Customs Control Agency), solely regarding the application of the law.

On December 23, 2025, Courtroom I of the Federal High Court of Criminal Appeals (“Cámara Federal de Casación Penal”) rejected the extraordinary appeal on points of law (“recurso de casación”) filed by the private prosecution (ARCA), with costs. As no appeal to the Supreme Court was filed by the latter, the Federal Court’s ruling—that had affirmed the dismissal with prejudice issued by the San Martín Federal Judge—is now final and conclusive.

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

Subsequently, the subject matter of the complaint was considered moot due to the existence of a payment regularization agreement with CAMMESA. Notwithstanding this, Procurar filed an amended complaint to include a new fact. The court ordered that notice of the complaint be served upon the defendants and issued a provisional measure (“medida interina” -specific form of provisional measure granted in disputes in which the Federal Government or a government agency is a party to the case-), directing the defendants to not only ensure, while the 'Almacenamiento AlmaGBA' program is in effect, that the electricity rate schedule fully includes the seasonal prices necessary to cover the cost associated with the Storage Generation Agreement with MEM Distributors for the AMBA, in accordance with the provisions of section 6 of SE Resolution No. 67 dated February 14, 2025, and section 40 of Law No. 24,065, but also refrain, where applicable, from directly and/or indirectly affecting the revenues recognized in favor of edenor pursuant to the Five-Year Electricity Rate Review, approved by ENRE Resolution No. 304/2025, with additional or incremental costs that are not transferable to tariffs.

Finally, following the submission of the reports required under section 4 of Law 26,854 (Precautionary measures against the State) and the filing of the answer to the complaint on February 20, 2026, the Judge resolved to declare the matter that prompted the filing of the action moot, with each party to bear its own costs.

- Energy Secretariat vs EDESUR SA and Another, Proceeding for the Determination of a Claim

On September 21, 2021, the National Economy Ministry issued Resolution No. 590/2021, declaring contrary to the public interest the “Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions” entered into on May 10, 2019 by the Energy Government Secretariat—in representation of the Federal Government—, the Company, and Edesur S.A. Such declaration requires that the Agreement be declared null and void in court, and, in that framework, on October 24, 2024, the Company was served notice of the complaint pending in Court having jurisdiction in Federal Administrative Matters No. 8, Clerk’s Office No. 15. At the Company’s request, the Court declared the termination of the action by lapse of time. In this regard, it cannot be verified if an appeal has been filed by the Federal Government within the timeframe and under the formalities prescribed by law.

2025 CONSOLIDATED FINANCIAL STATEMENTS

On September 11, 2025, the Company answered the complaint in due time and in proper form and filed a counterclaim regarding the regulatory asset involved in the 'Agreement on the regularization of obligations for the transfer of concession holders to the local jurisdictions.' At present, the matter is at issue.

The Company believes there exist reasonable grounds to believe that the complaint should not prevail, and, if that proves not to be the case, that the counterclaim should be upheld.

- ENRE vs EDENOR, Summary Proceedings in connection with Resolution No. 198/18

The Company must meet certain quality standards that are monitored by the ENRE on a semiannual basis. In the framework of this regulatory system, when those quality standards are not met, the ENRE imposes fines and penalties. All the fines and penalties are paid in due time. In this particular case, the ENRE imposed an additional penalty on the Company that was not included among those provided for under the original regulatory framework; therefore, the Company filed an appeal to the Supreme Court, arguing that such penalty was imposed based on a number of service quality-related concepts for which the Company had already been penalized, thereby constituting a duplication of concepts. These proceedings, which are pending in Federal Court in Fiscal Enforcement Matters No. 5, Clerk’s Office No. 17, refer to the quality of the technical service provided to Company users between March and August 2024. On July 18, 2025, judgment was rendered against the Company, which is final. As of December 31, 2025, the Company has recorded a provision for this action in the amount of $ 6,426, plus expenses and legal costs.

At the date of issuance of these consolidated financial statements, a payment plan for principal and interest—calculated at the Banco de la Nación Argentina lending rate—has been agreed upon, payable in thirty equal, monthly, and consecutive installments.

- Sua Sponte Assessment of the Personal Assets Tax – Resolution No. 154/2025

On September 29, 2025, the Tax Collection and Customs Control Agency (ARCA) notified the Company -through Resolution No. 154/2025 (DV RRGC)- of a sua sponte assessment of the Personal Assets Tax - Shares and Equity Interests for the 2019 Fiscal Period in the amount of $ 34. This assessment has been appealed by edenor before the National Tax Court, on the basis of solid grounds that support the Company's position.

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.b), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts to approximately 10%.

2025 CONSOLIDATED FINANCIAL STATEMENTS

	12.31.25		12.31.24		12.31.23
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	13,270	1,947,453	13,086	1,647,931	13,589	1,195,955
Medium demand segment: Commercial and industrial (T2)	1,527	360,815	1,515	340,590	1,552	225,269
Large demand segment (T3)	3,409	598,073	3,503	603,348	3,680	501,140
Other: (Shantytowns/Wheeling system)	4,745	69,768	4,622	85,442	4,721	76,435
Subtotal - Sales of electricity	22,951	2,976,109	22,726	2,677,311	23,542	1,998,799

Other services
Right of use of poles		12,242		8,175		8,405
Connection and reconnection charges		2,540		2,222		1,197
Subtotal - Other services		14,782		10,397		9,602

Total - Revenue		2,990,891		2,687,708		2,008,401

	12.31.25		12.31.24		12.31.23
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	27,256	(1,737,628)	26,827	(1,534,378)	27,676	(1,314,715)

(1)	As of December 31, 2025, 2024 and 2023, include technical and non-technical energy losses for 4,305 GWh, 4,101 GWh and 4,134 GWh, respectively.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

Expenses by nature at 12.31.25
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	201,918	21,571	57,926	281,415
Pension plans	4,809	514	1,380	6,703
Communications expenses	10,305	11,074	438	21,817
Allowance for the impairment of trade and other receivables	-	23,196	-	23,196
Supplies consumption	32,229	-	3,664	35,893
Leases and insurance	3,726	62	11,968	15,756
Security service	32,184	1,134	2,700	36,018
Fees and remuneration for services	116,371	72,454	139,447	328,272
Public relations and marketing	-	5,936	-	5,936
Advertising and sponsorship	-	3,058	-	3,058
Reimbursements to personnel	-	-	12	12
Depreciation of property, plant and equipment	159,896	23,827	19,550	203,273
Depreciation of right-of-use asset	753	1,505	5,191	7,449
Directors and Supervisory Committee members’ fees	-	-	871	871
ENRE penalties	10,456	25,691	-	36,147
Taxes and charges	-	59,393	54,530	113,923
Other	38	7	789	834
At 12.31.25	572,685	249,422	298,466	1,120,573

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2025 for $ 39,461.

Expenses by nature at 12.31.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	210,478	26,647	62,709	299,834
Pension plans	12,605	1,596	3,755	17,956
Communications expenses	9,928	7,985	125	18,038
Allowance for the impairment of trade and other receivables	-	12,462	-	12,462
Supplies consumption	45,753	-	3,750	49,503
Leases and insurance	2,539	44	7,282	9,865
Security service	21,260	1,005	1,204	23,469
Fees and remuneration for services	137,038	59,121	92,580	288,739
Public relations and marketing	-	12,031	-	12,031
Advertising and sponsorship	-	6,198	-	6,198
Reimbursements to personnel	-	-	9	9
Depreciation of property, plant and equipment	159,933	23,834	19,555	203,322
Depreciation of right-of-use asset	1,397	2,794	9,780	13,971
Directors and Supervisory Committee members’ fees	-	-	746	746
ENRE penalties	33,272	72,850	-	106,122
Taxes and charges	-	41,379	24,968	66,347
Other	41	5	747	793
At 12.31.24	634,244	267,951	227,210	1,129,405

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2024 for $ 43,890.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Expenses by nature at 12.31.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	218,325	30,144	68,821	317,290
Pension plans	4,784	660	1,509	6,953
Communications expenses	6,789	6,946	28	13,763
Allowance for the impairment of trade and other receivables	-	19,082	-	19,082
Supplies consumption	29,551	-	2,134	31,685
Leases and insurance	1,886	38	5,332	7,256
Security service	8,335	610	4,575	13,520
Fees and remuneration for services	140,385	54,093	84,905	279,383
Public relations and marketing	-	19,038	-	19,038
Advertising and sponsorship	-	9,807	-	9,807
Reimbursements to personnel	-	-	12	12
Depreciation of property, plant and equipment	186,473	27,788	22,800	237,061
Depreciation of right-of-use asset	810	1,621	5,674	8,105
Directors and Supervisory Committee members’ fees	-	-	462	462
ENRE penalties	16,896	36,522	-	53,418
Taxes and charges	-	30,736	20,035	50,771
Other	28	5	522	555
At 12.31.23	614,262	237,090	216,809	1,068,161

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2023 for $ 48,077.

Note	11 | Other operating income (expense)

	Note	12.31.25	12.31.24	12.31.23
Other operating income
Income from customer surcharges		31,730	30,226	40,112
Commissions on municipal taxes collection		2,753	4,112	6,095
Fines to suppliers		1,949	1,856	1,609
Services provided to third parties		5,661	8,576	6,151
Recovery of penalties		17,812	-	-
Income from non-reimbursable customer contributions		4,428	1,000	451
Expense recovery		316	370	14
Framework agreement	2.d	395	1,053	17,147
Agreement on the Regularization of Obligations - Investment plan		-	30,521	-
Other		576	96	998
Total other operating income		65,620	77,810	72,577

Other operating expense
Gratifications for services		(16,626)	(4,233)	(3,850)
Cost for services provided to third parties		(2,344)	(5,724)	(5,045)
Severance paid		(189)	(352)	(524)
Provision for contingencies	34	(26,708)	(31,230)	(27,841)
Disposals of property, plant and equipment		(6,360)	(4,096)	(1,335)
Other		(2,987)	(737)	(2,624)
Total other operating expense		(55,214)	(46,372)	(41,219)

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	12 | Net finance costs

	12.31.25	12.31.24	12.31.23
Financial income
Interest from assigned assets and placements	1,771	1,059	1,048
Other financial income	30	552	4
Total financial income	1,801	1,611	1,052

Financial costs
Commercial interest	(157,279)	(314,560)	(733,966)
Borrowings interest	(135,529)	(57,087)	(154,416)
Penalties interest	(1,831)	(62,478)	(24,959)
Fiscal interest and other	(10,903)	(5,243)	(122)
Bank fees and expenses	(8,167)	(8,440)	(1,606)
Total financial costs	(313,709)	(447,808)	(915,069)

Other financial results
Changes in fair value of financial assets	91,310	87,990	189,244
Changes in fair value of financial liabilities	(9,797)	(159,944)	(92,481)
Loss on integration in kind of Corporate Notes	-	(4,534)	-
Net loss from the cancelattion of Corporate Notes	(52)	-	-
Exchange differences	(63,718)	(18,467)	(138,439)
Adjustment to present value of receivables	(4,306)	(7,693)	(4,040)
Other financial costs (*)	(78,767)	(55,238)	(43,908)
Total other financial results	(65,330)	(157,886)	(89,624)
Total net financial costs	(377,238)	(604,083)	(1,003,641)

(*)	As of December 31, 2025, 2024 and 2023, includes $ 63,425, $ 53,264 and $ 42,611 relating to EDELCOS S.A.’s technical assistance, respectively (Note 35).

Note	13 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2025, 2024 and 2023, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.25	12.31.24	12.31.23
Income for the year attributable to the owners of the Company	239,236	357,981	251,768
Weighted average number of common shares outstanding	875	875	875
Basic and diluted income per share – in pesos	273.41	409.12	287.73

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.24
Cost	107,069	970,064	2,457,630	1,101,610	390,749	1,186,030	45,062	6,258,214
Accumulated depreciation	(32,768)	(410,962)	(1,135,381)	(525,679)	(203,523)	-	-	(2,308,313)
Net amount	74,301	559,102	1,322,249	575,931	187,226	1,186,030	45,062	3,949,901

Additions	3,496	7,744	28,405	24,774	12,806	317,667	-	394,892
Disposals	(3)	(3,093)	(1,289)	(2,881)	(325)	-	-	(7,591)
Transfers	3,048	50,337	201,074	58,667	(7,793)	(304,235)	(1,098)	-
Depreciation for the year	(1,927)	(37,140)	(86,450)	(44,851)	(32,905)	-	-	(203,273)
Net amount 12.31.25	78,915	576,950	1,463,989	611,640	159,009	1,199,462	43,964	4,133,929

At 12.31.25
Cost	113,419	1,022,330	2,676,783	1,180,534	391,164	1,199,462	43,964	6,627,656
Accumulated depreciation	(34,504)	(445,380)	(1,212,794)	(568,894)	(232,155)	-	-	(2,493,727)
Net amount	78,915	576,950	1,463,989	611,640	159,009	1,199,462	43,964	4,133,929

•     During the year ended December 31, 2025, the Company capitalized as direct own costs $ 39,461.

2025 CONSOLIDATED FINANCIAL STATEMENTS
	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	105,036	945,941	2,375,215	1,053,652	335,593	932,090	17,220	5,764,747
Accumulated depreciation	(30,027)	(378,157)	(1,054,475)	(479,957)	(175,453)	-	-	(2,118,069)
Net amount	75,009	567,784	1,320,740	573,695	160,140	932,090	17,220	3,646,678

Additions	1,457	209	4,834	16,637	33,344	455,523	-	512,004
Disposals	-	(2,974)	(2,038)	(360)	(87)	-	-	(5,459)
Transfers	575	31,952	86,671	31,810	22,733	(201,583)	27,842	-
Depreciation for the year	(2,740)	(37,869)	(87,958)	(45,851)	(28,904)	-	-	(203,322)
Net amount 12.31.24	74,301	559,102	1,322,249	575,931	187,226	1,186,030	45,062	3,949,901

At 12.31.24
Cost	107,069	970,064	2,457,630	1,101,610	390,749	1,186,030	45,062	6,258,214
Accumulated depreciation	(32,768)	(410,962)	(1,135,381)	(525,679)	(203,523)	-	-	(2,308,313)
Net amount	74,301	559,102	1,322,249	575,931	187,226	1,186,030	45,062	3,949,901

•     During the year ended December 31, 2024, the Company capitalized as direct own costs $ 43,890.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	15 | Right-of-use asset

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

The leases recognized as right-of-use assets in accordance with IFRS 16 and the development thereof are disclosed below:

	12.31.25	12.31.24
Balance at beginning of the year	13,748	10,140
Additions	4,311	17,579
Depreciation for the year	(7,449)	(13,971)
Balance at end of the year	10,610	13,748

The lease expense balance as of December 31, 2025 and 2024 is disclosed in Other payables (Note 27).

Note	16 | Inventories

	12.31.25	12.31.24

Supplies and spare-parts	233,305	197,023

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	17 | Financial instruments

Note	17.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2025
Assets
Trade receivables	496,262	-	-	496,262
Other receivables	16,195	17,581	1,234	35,010
Cash and cash equivalents
Cash and Banks	136,911	-	-	136,911
Time deposits	9,714	-	-	9,714
Mutual funds	-	60,555	-	60,555
Financial assets at fair value through profit or loss:
Negotiable instruments	-	130,868	-	130,868
Shares	-	53,686	-	53,686
Mutual funds	-	434,801	-	434,801
Financial assets at amortized cost:
Negotiable instruments	23,530	-	-	23,530
Total	682,612	697,491	1,234	1,381,337

As of December 31, 2024
Assets
Trade receivables	506,774	-	-	506,774
Other receivables	15,714	11,767	17,127	44,608
Cash and cash equivalents
Cash and Banks	26,549	-	-	26,549
Time deposits	4,326	-	-	4,326
Mutual funds	-	590	-	590
Financial assets at fair value through profit or loss:
Negotiable instruments	-	150,616	-	150,616
Mutual funds	-	327,368	-	327,368
Financial assets at amortized cost:
Negotiable instruments	13,417	-	-	13,417
Total	566,780	490,341	17,127	1,074,248

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2025
Liabilities
Trade payables	532,029	-	532,029
Other payables	464,403	-	464,403
Borrowings	1,184,293	-	1,184,293
Total	2,180,725	-	2,180,725

As of December 31, 2024
Liabilities
Trade payables	1,001,861	-	1,001,861
Other payables	222,089	172,973	395,062
Borrowings	614,958	-	614,958
Total	1,838,908	172,973	2,011,881

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each financial instrument category are as follow:

2025 CONSOLIDATED FINANCIAL STATEMENTS

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2025
Interest income	1,801	-	1,801
Exchange differences	65,457	89,383	154,840
Changes in fair value of financial assets	-	91,310	91,310
Total	67,258	180,693	247,951

As of December 31, 2024
Interest income	1,611	-	1,611
Exchange differences	23,668	39,157	62,825
Changes in fair value of financial assets	-	87,990	87,990
Total	25,279	127,147	152,426

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2025
Interest expense	(294,639)	-	(294,639)
Exchange differences	(218,558)	-	(218,558)
Net loss from the cancelattion of Corporate Notes	(52)	-	(52)
Changes in fair value of financial liabilities	-	(9,797)	(9,797)
Other financial results	(78,767)	-	(78,767)
Total	(592,016)	(9,797)	(601,813)

As of December 31, 2024
Interest expense	(434,125)	-	(434,125)
Exchange differences	(81,292)	-	(81,292)
Loss on debt restructuring	(4,534)	-	(4,534)
Changes in fair value of financial liabilities	-	(159,944)	(159,944)
Other financial results	(55,238)	-	(55,238)
Total	(575,189)	(159,944)	(735,133)

Note	17.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.25	12.31.24
Customers with no external credit rating:
Group 1 (i)	202,092	321,677
Group 2 (ii)	271,353	153,340
Group 3 (iii)	22,817	31,757
Total trade receivables	496,262	506,774

(i)	Relates to customers with debt to become due.
(ii)	Relates to customers with past due debt from 0 to 3 months.
(iii)	Relates to customers with past due debt from 3 to 12 months.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	18 | Other receivables

	Note	12.31.25	12.31.24
Non-current:
Related parties	35.c	526	162

Current:
Assigned assets and in custody (1)		17,581	11,767
Judicial deposits		2,483	1,931
Security deposits		800	668
Prepaid expenses		5,151	5,051
Advances to suppliers		6,880	6,154
Tax credits		1,234	17,127
Debtors for complementary activities		2,058	1,787
Other		123	29
Allowance for the impairment of other receivables		(1,826)	(68)
Total current		34,484	44,446

(1)	As of December 31, 2025 and 2024, relate to Securities issued by private companies for NV 10,500,000 and NV 8,000,000, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.25	12.31.24
Balance at beginning of the year	68	168
Increase	2,053	67
Result from exposure to inflation	(295)	(167)
Balance at end of the year	1,826	68

2025 CONSOLIDATED FINANCIAL STATEMENTS

The aging analysis of these other receivables is as follows:

	12.31.25	12.31.24
Without expiry date	3,283	2,601
Past due	7,235	7,902
Up to 3 months	3,588	2,272
From 3 to 6 months	1,828	18,973
From 6 to 9 months	967	931
From 9 to 12 months	17,583	11,767
More than 12 months	526	162
Total other receivables	35,010	44,608

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	19 | Trade receivables

	12.31.25	12.31.24
Current:
Sales of electricity – Billed	305,954	215,904
Receivables in litigation	1,534	600
Allowance for the impairment of trade receivables	(25,040)	(14,950)
Subtotal	282,448	201,554

Sales of electricity – Unbilled	188,554	271,188
PBA & CABA government credit	25,258	34,029
Fee payable for the expansion of the transportation and others	2	3
Total current	496,262	506,774

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.25	12.31.24
Balance at beginning of the year	14,950	17,879
Increase	21,143	12,395
Decrease	(5,649)	(4,867)
Result from exposure to inflation	(5,404)	(10,457)
Balance at end of the year	25,040	14,950

The aging analysis of these trade receivables is as follows:

	12.31.25	12.31.24
Past due	294,170	215,182
Up to 3 months	202,092	291,592
Total trade receivables	496,262	506,774

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.25
Allowance	26,292
Variation	1,252

- 5% decrease in the uncollectibility rate estimate
12.31.25
Allowance	23,788
Variation	(1,252)

Note	20 | Financial assets at amortized cost

	12.31.25	12.31.24

Negotiable instruments	23,530	13,417

Note	21 | Financial assets at fair value through profit or loss

	12.31.25	12.31.24
Non-current
Shares	53,686	-

Current
Negotiable instruments	130,868	150,616
Mutual funds	434,801	327,368
Total current	565,669	477,984

On June 30, 2025, the Company acquired a minority interest in the share capital of two companies engaged in the development of mining projects aimed at the exploration of critical minerals, such as lithium and copper, at an early-stage or pre-exploration phase, in the province of Catamarca, whose adjacent areas show high prospectivity, for $ 33,145. Those acquisitions represent 15% and 40% of those companies’ share capital, with political rights in the latter case being limited to 11.8%. The Company has recognized these investments at their fair value in accordance with IFRS 9.

The fair value of the shares as of December 31, 2025 amounts to $ 53,686 and has been determined on the basis of valuation reports prepared by independent experts, which take into consideration third-party comparable transactions involving properties at similar exploration stages. Due to the fact that there is no active market for the shares, a per-hectare multiples approach was used, adjusted for geological characteristics, location and market conditions. The applicable fair value category is Level 3 (Note 5).

Note	22 | Cash and cash equivalents

	12.31.25	12.31.24	12.31.23
Cash and banks (1)	136,911	26,549	4,004
Time deposits	9,714	4,326	-
Mutual funds	60,555	590	22,144
Total cash and cash equivalents	207,180	31,465	26,148

(1)	As of December 31, 2025 and 2024, includes restricted funds for $ 108 and $ 484.

2025 CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the balances of cash and cash equivalents that are disclosed in the Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	12.31.25	12.31.24	12.31.23
Balances as above	207,180	31,465	26,148
Bank overdrafts (Note 29)	(66,060)	(72,970)	-
Balances per statement of cash flows	141,120	(41,505)	26,148

Note	23 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2023	998,744	13,508	1,012,252
Payment of Other reserve constitution - Share-based compensation plan	-	79	79
Balance at December 31, 2024	998,744	13,587	1,012,331

Balance at December 31, 2025	998,744	13,587	1,012,331

As of December 31, 2025, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on ByMA, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes Global Program. As of December 31, 2025, the Company complies with the debt ratio established in such Program (Note 29).

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

Of the total of treasury shares acquired in the framework of the Program for the repurchase of shares approved in 2008, 30,772,779 shares are to be used for the implementation of a “Long-Term Incentive Plan” in favor of the staff in an employment relationship with the Company approved in 2017, in accordance with the provisions of section 67 of the Law on Capital Markets.

2025 CONSOLIDATED FINANCIAL STATEMENTS

In 2025, no treasury shares were awarded. On April 16, 2024, 79,472 treasury shares were awarded to certain employees, beneficiaries of the aforementioned Plan. The fair value of the shares at the award date amounted to $ 79 and was recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note	26 | Trade payables

	Note	12.31.25	12.31.24
Non-current
Customer guarantees		4,730	3,393
Customer contributions		251	315
Total non-current		4,981	3,708

Current
Payables for purchase of electricity - CAMMESA (1)		164,937	610,974
Provision for unbilled electricity purchases - CAMMESA		188,694	174,816
Suppliers		149,471	195,485
Related parties	35.c	18,757	12,630
Advance to customer		5,113	4,145
Customer contributions		38	52
Discounts to customers		38	51
Total current		527,048	998,153

(1)	As of December 31, 2025 and 2024, includes $ 40,799 and $ 70,031, respectively, relating to post-dated checks issued by the Company in favor of CAMMESA,.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	27 | Other payables

	Note	12.31.25	12.31.24
Non-current
Payment plan - CAMMESA	2.c	326,415	238,094
ENRE penalties and discounts (1)		7,014	2,193
Financial Lease Liability (2)		4,281	6,590
Total Non-current		337,710	246,877

Current
Payment plan - CAMMESA	2.c	61,438	63,255
ENRE penalties and discounts (1)		60,652	79,533
Related parties	35.c	233	271
Advances for works to be performed		13	17
Financial Lease Liability (2)		4,156	5,100
Other		201	9
Total Current		126,693	148,185

As of December 31, 2024, the fair value of the payment plan with CAMMESA -whose terms the parties agreed to modify on May 21, 2025 changing from kWh to Argentine pesos the measuring unit in which the installments were denominated, and which was previously adjusted in accordance with the development of the MWh value (Note 2.c)-, amounted to $ 172,973. This value was determined on the basis of the MWh monomic price published by CAMMESA at the end of that period. The applicable fair value category is Level 2.

2025 CONSOLIDATED FINANCIAL STATEMENTS

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(1)	The development of the ENRE penalties and discounts liability is as follows:

	12.31.25	12.31.24
Balance at the beginning of the year	81,726	180,134
Increases	37,978	168,599
Decreases	(14,677)	(19,132)
Recovery	(17,812)	(99,188)
Result from exposure to inflation for the year	(19,549)	(148,687)
Balance at the end of the year	67,666	81,726

(2)	The development of the finance lease liability is as follows:

	12.31.25	12.31.24
Balance at beginning of the year	11,690	8,343
Increase	3,829	14,722
Payments	(12,321)	(15,959)
Exchange difference	4,274	2,785
Interest	3,768	6,312
Result from exposure to inlfation	(2,803)	(4,513)
Balance at end of the year	8,437	11,690

As of December 31, 2025 and 2024, future minimum payments with respect to finance leases are those detailed below:

	12.31.25	12.31.24
2025	-	9,182
2026	6,876	6,312
2027	5,333	5,162
2028	1,957	-
Total future minimum lease payments	14,166	20,656

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2025 and 2024, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.25	12.31.24
2025	-	9,287
2026	12,651	9,228
2027	12,606	264
2028	379	-
2029	-	-
Total future minimum lease collections	25,636	18,779

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	28 | Deferred revenue

	12.31.25	12.31.24
Non-current
Nonrefundable customer contributions	27,826	29,467
Investment plan - Agreement on the Regularization of Obligations (1)	111,450	112,777
Total non-current	139,276	142,244

Current
Nonrefundable customer contributions	753	136

(1)	As of December 31, 2025 and 2024, includes $ 96,091 and $ 99,458 relating to the investment plan of the Agreement on the Regularization of Payment Obligations signed in May 2019, and $ 15,359 and $ 13,319 relating to the investment plan of the Agreement on the Regularization of Payment Obligations signed in December 2022.

Note	29 | Borrowings

	12.31.25	12.31.24
Non-current
Corporate notes (1)	653,997	466,925
Financial loans (2)	50,556	-
Total non-current	704,553	466,925

Current
Corporate notes (1)	269,526	65,163
Interest from corporate notes	19,272	9,900
Bank overdrafts (2)	66,060	72,970
Discounted own checks (3)	61,865	-
Financial loans (2)	63,017	-
Total current	479,740	148,033

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The table below outlines the Company’s financing arrangements with banks:

		in ARS			in ARS		in ARS
Bank	Annual loan rate	Financial loans at 12/31/2025	Financial loans at 12/31/2024	Annual overdraft rate	Bank overdrafts at 12/31/2025	Bank overdrafts at 12/31/2024	Balances at 12/31/2025	Balances at 12/31/2024
ICBC	39%	68,465	-	100%	1,087	28,067	69,552	28,067
Nación	33%	20,186	-	90%	4,993	7,446	25,179	7,446
Provincia	75%	15,678	-	-	-	13,159	15,678	13,159
Credicoop	38%	9,244	-	85%	10,022	6,604	19,266	6,604
Macro	-	-	-	103%	29,999	13,090	29,999	13,090
Ciudad	-	-	-	75%	14,969	-	14,969	-
Industrial	-	-	-	100%	4,990	4,604	4,990	4,604
Total		113,573	-		66,060	72,970	179,633	72,970

(3)	Relates to post-dated checks issued by the Company to its own order and discounted with financial institutions. These discounting operations provide financing and accrue interest

The fair values of the Company’s existing Corporate Notes as of December 31, 2025 and 2024 amount approximately to $ 997,738 and $ 591,555 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

On March 7, 2025, the Company repaid in full its Class No. 4 Corporate Notes, for a total of $ 29,562.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Furthermore, on May 12, 2025, the Company repaid in full its Class No. 1 Corporate Notes, for a total of USD 8,218,667.

Moreover, in June 2025, credit rating agency S&P raised its global scale rating from CCC+ to B-, with a stable outlook, and in July 2025 it raised both the Company’s institutional rating and its Global Corporate Notes Program’s rating on the national scale from raBB+ to raBBB, with a stable outlook. At the same time, Moody’s raised its long-term global scale rating from Caa1 to B3, changing the outlook from stable to positive.

Additionally, on August 5, 2025, the Company repaid in full its Class No. 6 Corporate Notes, for a total of $ 19,051.

Issuance of Class No. 8 and Class No. 9 Corporate Notes

The Company approved the terms of issue of Class No. 8 and Class No. 9 Corporate Notes, due in 2026, denominated in US dollars and Argentine pesos, respectively, to be issued for an aggregate principal amount of up to USD 50,000,000, which may be extended to USD 120,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated August 1, 2025.

On August 7, 2025, the Company issued Class No. 8 and Class No. 9 Corporate Notes for a principal amount of USD 80,000,000 and $ 20,000, respectively.

The principal on Class No. 8 Corporate Notes will be repaid in a lump sum on August 7, 2026. Furthermore, they will accrue interest at a fixed nominal annual rate of 8.5%, payable semiannually in arrears on February 7 and August 7, 2026.

Regarding Class No. 9 Corporate Notes, the principal thereon will be repaid in a lump sum on August 7, 2026. Furthermore, they will accrue interest at a floating rate equivalent to the TAMAR rate published by the BCRA, plus a fixed annual margin of 6%, payable quarterly in arrears on November 7, 2025, and February 7, May 7, and August 7, 2026.

Finally, in September, the Company repurchased Class No. 8 Corporate Notes for a total principal amount of USD 2,357,143, equivalent to $ 3,561. On October 1, 2025, the Company sold the entire amount previously repurchased.

Issuance of Additional Class No. 7 Corporate Notes

The Company approved the terms of issue of Additional Class No. 7 US dollar-denominated Corporate Notes, due in 2030, to be issued for an aggregate principal amount of up to USD 120,000,000, which may be extended to USD 200,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated November 10, 2025.

On November 19, 2025, the Company issued Additional Class No. 7 Corporate Notes for a principal amount of USD 201,210,714. The notes were issued at a discount, with total proceeds amounting to USD 197,232,778.

Therefore, after the issuance of the Additional Corporate Notes, the total outstanding principal amount of Class 7 Corporate Notes as of December 31, 2025 is USD 385,000,000.

2025 CONSOLIDATED FINANCIAL STATEMENTS

The principal on the Additional Class No. 7 Corporate Notes will be repaid in three installments on October 24, 2028, October 24, 2029 and October 24, 2030, representing 33.33%, 33.33% and 33.34% of the principal, respectively. Furthermore, they will accrue interest at a fixed annual nominal rate of 9.75%, payable semiannually in arrears on April 24 and October 24 of each year, commencing on April 24, 2026.

As of December 31, 2025, an amount of $ 14,636 was disbursed as issuance expenses of the new Classes Nos. 7, 8 and 9 Corporate Notes.

Corporate Note programs

The Company has a Corporate Notes program in place, the relevant information of which is detailed below:

Debt issued in United States dollars and in Argentine pesos

The Company’s Corporate Note debt structure as of December 31, 2025 and 2024, is comprised of as follows:

		in USD(**)					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2024	Exchange	Issue	Payment / Repurchase	Financial debt at 12/31/2025	Financial debt at 12/31/2024	Financial debt at 12/31/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	-	(24,301,486)	-	33,654	-
Fixed rate - Maturity 2025	1	8,218,667	-	-	(8,218,667)	-	11,276	-
Floating rate - Maturity 2025 (*)	6	16,776,504	-	-	(16,776,504)	-	22,612	-
Fixed rate - Maturity 2026	3	95,762,688	-	-	-	95,762,688	129,177	139,434
Fixed rate - Maturity 2026	8	-	-	80,000,000	-	80,000,000	-	118,671
Floating rate - Maturity 2026 (*)	9	-	-	13,745,704	-	13,745,704	-	21,106
Fixed rate - Maturity 2028	5	81,920,187	-	-	-	81,920,187	108,133	121,483
Fixed rate - Maturity 2028/29/30	7	179,947,186	-	197,232,778	-	377,179,964	237,136	542,101
Total		406,926,718	-	290,978,482	(49,296,657)	648,608,543	541,988	942,795

		in USD(**)					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2023	Exchange	Issue	Payment / Repurchase	Financial debt at 12/31/2024	Financial debt at 12/31/2023	Financial debt at 12/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	(21,244,793)	-	142,816	-
Floating rate - Maturity 2025 (*)	4	-	-	24,301,486	-	24,301,486	-	33,654
Fixed rate - Maturity 2025	1	55,244,538	(47,025,871)	-	-	8,218,667	128,535	11,276
Floating rate - Maturity 2025 (*)	6	-	-	16,776,504	-	16,776,504	-	22,612
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	-	95,762,688	-	129,177
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	-	81,920,187	-	108,133
Fixed rate - Maturity 2028/29/30	7	-	48,789,286	131,157,900	-	179,947,186	-	237,136
Total		116,189,538	3,102,461	308,879,512	(21,244,793)	406,926,718	271,351	541,988

(*)	Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.
(**)	Includes issuance premiums and/or discounts.

The main covenants are those detailed below:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s ability to, among other things:

2025 CONSOLIDATED FINANCIAL STATEMENTS

- Create or permit liens on its property or assets;

- Incur indebtedness, in certain specified cases;

- Sell the Company’s assets related to its main business;

- Carry out transactions with shareholders or related companies;

- Make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt);

- Enter into merger transactions, unless they meet certain criteria.

ii.	Suspension of Covenants:

Certain negative covenants set forth in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-	The Company attains an Investment Grade Rating on its long-term debt, or the Debt Ratio is equal to or lower than 3.75 and the Interest Expense Coverage Ratio is less than 2.
-	If the Company subsequently loses its Investment Grade rating or its Debt Ratio is greater than 3.75 and the Interest Expense Coverage Ratio is less than 2, as applicable, the suspended negative covenants will again be applicable.

At the date of issuance of these Consolidated financial statements, the previously mentioned ratios have been met.

Use of proceeds from Corporate Notes

The use of proceeds from the Corporate Notes outstanding at the date of the issuance of these Consolidated financial statements is detailed below:

Corporate Notes	Class	Use of proceeds	% applied	% pending application
Fixed rate - Maturity 2026	3	Investment in infrastructure projects, including the development and implementation of the Company’s investment plan, which provides for improvement, expansion and modernization works on its network infrastructure, including new connections, transmission, sub-transmission, distribution and upgrades to high-, medium- and low-voltage networks.	100%	0%
Fixed rate - Maturity 2028	5	Investment in infrastructure projects, including the development and implementation of the Company’s investment plan, which provides for improvement, expansion and modernization works on its network infrastructure, including new connections, transmission, sub-transmission, distribution and upgrades to high-, medium- and low-voltage networks.	100%	0%
Fixed rate - Maturity 2028/29/30	7	Debt repayment and/or refinancing	17%	0%
		In accordance with the use of proceeds described in the prospectus supplement	0%	83%
Fixed rate - Maturity 2026	8	In accordance with the use of proceeds described in the prospectus supplement (1)	-	-
Floating rate - Maturity 2026	9	In accordance with the use of proceeds described in the prospectus supplement	0%	100%

(1)	Fully repaid on March 2, 2026.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

2025 CONSOLIDATED FINANCIAL STATEMENTS

	12.31.25	12.31.24
Fixed rate
Less than 1 year	420,539	91,767
From 1 to 2 years	-	129,177
From 2 to 5 years	653,997	337,748
Total fixed rate	1,074,536	558,692
Floating rate
Less than 1 year	59,201	56,266
From 1 to 2 years	50,556	-
Total floating rate	109,757	56,266

The Company’s borrowings are denominated in the following currencies:

	12.31.25	12.31.24
Argentine peso	263,656	131,615
US dollars	920,637	483,343
Total borrowings	1,184,293	614,958

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.25	12.31.24	12.31.23
Balance at beginning of the year	614,958	272,164	131,319
Proceeds from borrowings	694,344	532,486	49,914
Payment of borrowings' interests	(92,092)	(40,389)	(5,320)
Paid from repurchase of Corporate Notes	(3,561)	-	-
Net loss from the cancelattion of Corporate Notes	52	-	-
Payment of borrowings	(143,535)	(29,551)	(2,956)
Loss on integration in kind of Corporate Notes	-	4,534	-
Payment of Corporate Notes issuance expenses	(14,636)	(24,780)	(2,109)
Exchange diference and interest accrued	307,296	127,572	234,858
Result from exposure to inflation	(178,533)	(227,078)	(133,542)
Balance at the end of year	1,184,293	614,958	272,164

Issuance of Additional Class No. 7 Corporate Notes – Third issue

The Company approved the terms of issue of Additional Class No. 7 US dollar-denominated Corporate Notes, due in 2030, to be issued for an aggregate maximum principal amount of up to USD 93,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated February 2, 2026.

On February 3, 2026, the Company issued Additional Class No. 7 Corporate Notes for a principal amount of USD 90,000,000. The notes were issued at a discount, with total proceeds amounting to USD 89,974,800.

Therefore, after the issuance of the Additional Corporate Notes, the total outstanding principal amount of Class 7 Corporate Notes is USD 475,000,000.

Finally, on March 2, 2026, the Company repaid in full and prior to maturity its Class No. 8 Corporate Notes for a total of USD 80,000,000, plus interest.

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.25	12.31.24
Non-current
Seniority-based bonus	10,520	8,190

Current
Salaries payable and provisions	50,116	56,858
Social security payable	34,293	24,204
Early retirements payable	3,319	380
Total current	87,728	81,442

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.25	12.31.24	12.31.23
Salaries	202,619	215,880	228,449
Social security taxes	78,796	83,954	88,841
Total salaries and social security taxes	281,415	299,834	317,290

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2025 and 2024, amount to $ 6,207 and $ 496, respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain number of years of service. As of December 31, 2025 and 2024, the related liabilities amount to $ 7,857 and $ 8,197, respectively.

As of December 31, 2025 and 2024, the number of employees amounts to 4,576 and 4,642, respectively.

Note	31 | Benefit plans

	12.31.25	12.31.24
Non-current	16,972	17,954
Current	2,010	1,896
Total Benefit plans	18,982	19,850

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

The breakdown of the benefit plan obligations as of December 31, 2025 and 2024 is as follows:

	12.31.25	12.31.24
Benefit payment obligations at beginning of year	19,850	15,756
Current service cost	1,237	1,526
Interest cost	5,466	16,430
Actuarial losses	(1,760)	(4,600)
Result from exposure to inflation for the year	(4,761)	(8,521)
Benefits paid to participating employees	(1,050)	(741)
Benefit payment obligations at end of year	18,982	19,850

2025 CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and 2024, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.25	12.31.24	12.31.23
Cost	1,237	1,526	813
Interest	5,466	16,430	6,140
Actuarial results - Other comprehensive results	(1,760)	(4,600)	4,146
	4,943	13,356	11,099

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.25	12.31.24	12.31.23
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	31%	209%	89%

Sensitivity analysis:

12.31.25
Discount Rate: 4%
Obligation	16,501
Variation	1,412
9%

Discount Rate: 6%
Obligation	13,888
Variation	(1,202)
(8%)

Salary Increase : 0%
Obligation	13,834
Variation	(1,255)
(8%)

Salary Increase: 2%
Obligation	16,544
Variation	1,455
10%

The expected payments of benefits are as follow:

	In 2026	In 2027	In 2028	In 2029	In 2030	Between 2031 to 2035
At December 31, 2025
Benefit payment obligations	2,010	352	344	360	58	311

2025 CONSOLIDATED FINANCIAL STATEMENTS

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated Consolidatedly inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2025.

These benefits do not apply to key management personnel.

Note	32 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	12.31.25	12.31.24	12.31.23
Deferred tax	60,888	100,817	(268,890)
Current tax	(116,903)	-	-
Difference between provision and tax return	3,919	2,907	(1,223)
Income tax (expense) benefit	(52,096)	103,724	(270,113)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

2025 CONSOLIDATED FINANCIAL STATEMENTS

	12.31.24	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity	12.31.25
Deferred tax assets
Tax loss carryforward	19,336	(4,637)	(14,699)	-	-
Trade receivables and other receivables	6,065	(1,455)	5,540	-	10,150
Salaries and social security taxes payable	9,746	(2,337)	3,478	-	10,887
Tax liabilities	254	(61)	(79)	-	114
Provisions	13,671	(3,279)	6,620	-	17,012
Deferred tax asset	49,072	(11,769)	860	-	38,163

Deferred tax liabilities:
Property, plant and equipment	(825,162)	197,895	(152,057)	-	(779,324)
Trade payables and other payables	(20,755)	4,978	13,622	-	(2,155)
Benefit plans	(678)	163	(1)	(616)	(1,132)
Financial assets at fair value through profit or loss	(44,195)	10,599	(54,465)	-	(88,061)
Borrowings	(6,952)	1,667	(2,793)	-	(8,078)
Tax inflation adjustment	(56,108)	13,456	42,652	-	-
Deferred tax liability	(953,850)	228,758	(153,042)	(616)	(878,750)

Net deferred tax liability	(904,778)	216,989	(152,182)	(616)	(840,587)

	12.31.23	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity	12.31.24
Deferred tax assets
Tax loss carryforward	75,856	(41,022)	(15,498)	-	19,336
Trade receivables and other receivables	6,973	(3,772)	2,864	-	6,065
Salaries and social security taxes payable	5,695	(3,080)	7,164	(33)	9,746
Tax liabilities	299	(162)	117	-	254
Provisions	12,862	(6,955)	7,764	-	13,671
Deferred tax asset	101,685	(54,991)	2,411	(33)	49,072

Deferred tax liabilities:
Property, plant and equipment	(809,573)	437,807	(453,396)	-	(825,162)
Trade payables and other payables	20,015	(10,824)	(29,946)	-	(20,755)
Benefit plans	2,027	(1,096)	-	(1,609)	(678)
Financial assets at fair value through profit or loss	(49,393)	26,711	(21,513)	-	(44,195)
Borrowings	(37)	20	(6,935)	-	(6,952)
Tax inflation adjustment	(271,584)	146,869	68,607	-	(56,108)
Deferred tax liability	(1,108,545)	599,487	(443,183)	(1,609)	(953,850)

Net deferred tax liability	(1,006,860)	544,496	(440,772)	(1,642)	(904,778)

As of December 31, 2024, the accumulated tax losses do not exceed their recoverable value.

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation related to additions made prior to January 1, 2018, using the wholesale price index, general level (WPI) and the consumer price index, general level (CPI), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Another vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

2025 CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation between the income tax (expense) benefit recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting profit before taxes, is as follows:

	12.31.25	12.31.24	12.31.23
Income for the year before taxes	291,332	254,257	521,881
Applicable tax rate	35%	35%	35%
Result for the year at the tax rate	(101,966)	(88,990)	(182,658)
Gain on net monetary position	141,911	417,192	283,398
Adjustment effect on tax inflation	(95,566)	(227,248)	(369,523)
Non-taxable income	(393)	(137)	(107)
Difference between provision and tax return	3,918	2,907	(1,223)
Income tax (expense) benefit	(52,096)	103,724	(270,113)

The income tax payable, net of withholdings is as follows:

	12.31.25	12.31.24
Current
Tax payable	116,903	-
Tax withholdings	(23,278)	-
Total current	93,625	-

Note	33 | Tax liabilities

	12.31.25	12.31.24
Current
Provincial, municipal and federal contributions and taxes	39,899	13,836
VAT payable	50,062	12,917
Tax withholdings	19,986	13,538
SUSS withholdings	386	682
Municipal taxes	5,439	4,128
Total current	115,772	45,101

Note	34 | Provisions

Included in non-current liabilities
	For contingencies
	12.31.25	12.31.24
Balance at the beggining of the year	28,286	28,249
Increases	3,980	18,009
Result from exposure to inflation for the year	(8,260)	(17,972)
Balance at the end of the year	24,006	28,286

Included in current liabilities

	For contingencies
	12.31.25	12.31.24
Balance at the beggining of the year	10,646	8,219
Increases	22,728	13,221
Decreases	(4,814)	(5,336)
Result from exposure to inflation for the year	(4,057)	(5,458)
Balance at the end of the year	24,503	10,646

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	12.31.25	12.31.24	12.31.23

EDELCOS S.A.	Technical advisory services on financial matters	(63,425)	(53,264)	(42,611)
SACME	Operation and oversight of the electric power transmission system	(2,800)	(2,171)	(1,813)
Andina PLC	Financial interest	-	(270)	(656)
Quantum Finanzas S.A.	Legal fees	(2,818)	(4,658)	-
Quantum Asset Management S.A.	Legal fees	(612)	-	-
Estudio Cuneo Libarona Abogados	Legal fees	-	-	(20)
Grieco Maria Teresa	Legal fees	-	(3)	-
		(69,655)	(60,366)	(45,100)

b.	Key Management personnel’s remuneration

	12.31.25	12.31.24	12.31.23

Salaries	23,581	18,287	16,741

The balances with related parties are as follow:

c.	Receivables and payables

	12.31.25	12.31.24
Other receivables - Non current
SACME	526	162

Trade payables
EDELCOS	(18,757)	(12,630)
Other payables
SACME	(233)	(271)

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

The agreements with related parties that were in effect throughout the fiscal year 2025 are detailed below:

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

2025 CONSOLIDATED FINANCIAL STATEMENTS

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

The operating costs borne by the Company in fiscal year 2025 amounted to $ 2,800.

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

As of December 31, 2025, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of $ 55,705 (which at the purchasing power of the currency at December 31, 2025 amounts to $ 63,425) relating to the services rendered in fiscal year 2025.

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

Note	37 | Shareholders’ Meetings

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2025 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2024.
-	To allocate the $ 272,128 profit for the year ended December 31, 2024 (which at the purchasing power of the currency at December 31, 2025 amounts to $ 357,981) as follows: $18,040 to the absorption of Accumulated losses, $13,606 to the setting up of the Statutory Reserve, and $240,482 to the setting up of the Discretionary Reserve (which at the purchasing power of the currency at December 31, 2025 amount to $23,735, $17,899 and $316,347, respectively), in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.

2025 CONSOLIDATED FINANCIAL STATEMENTS
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.

On March 5, 2026, the Company’s Ordinary Shareholders’ Meeting approved the increase in the amount of the Company’s Corporate Notes Program from up to USD 750,000,000 to up to USD 1,250,000,000, and delegated to the Board of Directors the determination of the remaining terms and conditions of the Program for a period of five years

Note	38 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2025:

-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 22/2026 and ENRE Resolutions Nos. 22, 46 and 109/2026, Note 2.b.
-	Issuance of Additional Class No. 7 Corporate Notes, Note 29.
-	Approval of the labor reform, Note 1.
-	Full early repayment of Class No. 8 Corporate Notes, Note 29.
-	Increase in the amount of the Company’s Corporate Notes Program, Note 37.
-	Framework Agreement, 2024-2026 consumption, Note 2.d.
-	Public Tender for the Sale of Shares of Citelec S.A., Note 7.

DANIEL MARX
Chairman

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Distribuidora y Comercializadora Norte

Sociedad Anónima (Edenor S.A.)

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) and its subsidiaries (the “Company”) as of December 31,2025 and 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31,2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

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

Impairment assessment of property, plant and equipment

As described in Notes 6.c and 14 to the financial statements, as of December 31, 2025, the Company’s property, plant and equipment balance was $4,133,929 million. As disclosed in Note 6.c of the consolidated financial statements, the Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate a potential impairment of the carrying amount of long-lived assets with respect to their recoverable amount, which is measured as the higher of value in use and fair value less costs to sell at the end of the year. Due to the new events that occurred in the fiscal year, the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated. The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration. Management’s cash flow projections included significant assumptions relating to: the nature, timing and modality of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs in line with the service quality levels required by the regulatory authority; and macroeconomic variables such as growth rates, inflation rates, and foreign currency exchange rates.

The principal consideration for our determination that performing procedures relating to impairment assessment of property, plant and equipment is a critical audit matter is that there was significant judgment by management, when developing the recoverable value measurement of the property, plant and equipment which, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions related to the discount rate; nature, timing, and form of the electricity rate increases; demand for electricity projections; development of the costs to be incurred; investment needs to maintain the service quality levels required by the regulatory authority, and macroeconomic variables, related to growth rates, inflation rates and foreign currency exchange rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist us in performing these procedures and evaluating the audit evidence obtained from these procedures.

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

April 14, 2026

We have served as the Company’s auditor since 2006.

